04030869

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Depfa Bank plc

*CURRENT ADDRESS International House
3 Harbourmaster Place
Dublin 1 (Ireland)

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 21 2004
THOMSON FINANCIAL

FILE NO. 82- 34794 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 6/18/04

DEPFA BANK plc

RECEIVED
2004 APR 30 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
C.1*	28 October 2003	Offering Circular for the issue of €300,000,000 6.5% Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities

* Also, Item No. D-1.

OFFERING CIRCULAR

RECEIVED
2004 APR 30 P 2:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DEPFA BANK

DEPFA Funding II LP

(a limited partnership organised under the laws of England and Wales)

€300,000,000

6.50 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities

having the benefit of a subordinated guarantee of

DEPFA BANK plc

(incorporated in Ireland with company number 348819)

Issue price: €1,000 per Preferred Security

The €300,000,000 6.50 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities (the "**Preferred Securities**"), each with a liquidation preference of €1,000 (the "**Liquidation Preference**"), comprising limited partnership interests in DEPFA Funding II LP (the "**Issuer**"), are proposed to be issued on 30th October, 2003 (the "**Closing Date**"). The Preferred Securities will entitle holders to receive (subject as described herein under "*Description of the Preferred Securities*") non-cumulative preferential cash distributions ("**Distributions**") payable annually in arrear on 30th October in each year (each a "**Distribution Payment Date**"), at the rate of 6.50 per cent. per annum on the amount of the Liquidation Preference, all as more fully described herein under "*Description of the Preferred Securities*".

As an English limited partnership, the Issuer will not be a legal entity separate from its partners. All obligations of the Issuer to make payments in respect of the Preferred Securities will be guaranteed on a limited and subordinated basis by DEPFA BANK plc (the "**Guarantor**") pursuant to a subordinated guarantee dated 30th October, 2003 (the "**Subordinated Guarantee**"), all as more fully described herein under "*Subordinated Guarantee*".

The Preferred Securities will be perpetual securities and not subject to any mandatory redemption provisions. The Preferred Securities will be redeemable however, subject to the prior consent of the Irish Financial Services Regulatory Authority (the "**Regulator**"), on 30th October, 2008 or on any Distribution Payment Date thereafter in whole, but not in part, at the option of DEPFA BANK plc, which is the general partner of the Issuer (the "**General Partner**"), at the Liquidation Preference, plus any Additional Amounts (as defined herein), plus any accrued and unpaid Distributions for the then current Distribution Period (as defined herein) subject to compliance with the Limited Partnerships Act 1907. The Preferred Securities will also be redeemable at the option of the General Partner, subject to the prior consent of the Regulator, in whole but not in part, at any time following the occurrence of a Tax Event or a Capital Disqualification Event (each as defined herein), as more fully described herein under "*Description of the Preferred Securities*".

In the event of the dissolution of the Issuer arising as a consequence of the winding-up of the Guarantor, holders of Preferred Securities will be entitled to receive a liquidation preference in an amount equal to the distributions that those holders would have received in a dissolution of the Guarantor at that time, if they had held, instead of the Preferred Securities, non-cumulative preference shares issued directly by the Guarantor, having the same liquidation preference and stated distribution rate as the Preferred Securities, subject as described herein under "*Description of the Preferred Securities*". The General Partner may at any time, subject to the prior consent of the Regulator, replace the Preferred Securities, in whole but not in part, for DCIs (as defined herein) directly issued by the Guarantor. Upon the occurrence of a Capital Deficiency Event or the Involuntary Dissolution of the Issuer (in circumstances where the Guarantor is itself not insolvent or in liquidation) the General Partner will, if the Preferred Securities have already been replaced by the DCIs, take all reasonable steps to cause the substitution of the DCIs for fully paid preference shares ("**Substituted Preference Shares**") directly issued by the Guarantor or, if the Preferred Securities have not already been replaced by the DCIs, take all reasonable steps to cause the Preferred Securities to be substituted by Substituted Preference Shares, in each case registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg (each as defined below) and all as more fully described herein under "*Description of the Preferred Securities*".

Upon the occurrence of an Exchange Event (as defined herein), the General Partner will take all reasonable steps to cause the Preferred Securities or, if the Preferred Securities have already been substituted by Substituted Preference Shares registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg, such Substituted Preference Shares, to be substituted by Substituted Preference Shares registered directly in the names of the Holders.

The Preferred Securities are expected to be assigned on issue a rating of "A2" by Moody's Investors Services, Inc. and "A" by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

See "Investment Considerations" for a discussion of certain factors that should be considered by prospective investors.

Application has been made to list the Preferred Securities on the Luxembourg Stock Exchange and the Official Segment of the stock market of Euronext Amsterdam N.V. This Offering Circular constitutes a prospectus for the purpose of the listing and issuing rules of Euronext Amsterdam N.V.

The Preferred Securities will be represented on issue by a single global certificate in registered form (the "**Global Certificate**"). The Global Certificate will be registered in the name of The Bank of New York Depository (Nominees) Limited as nominee for, and will be deposited with, a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear system ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") on or around the Closing Date.

Joint Lead Managers

LEHMAN BROTHERS — ABN AMRO

Sole Structuring Adviser and Sole Bookrunner

The date of this Offering Circular is 28th October, 2003

The Guarantor (in relation to itself and as General Partner of the Issuer) confirms, after having made all reasonable enquiries, that this Offering Circular contains all information with regard to the Issuer, the Guarantor and its subsidiaries (together, the "**Group**") and the Preferred Securities which is material in the context of the issue of the Preferred Securities, that the information contained in this Offering Circular is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed in this Offering Circular are honestly held and that there are no other facts the omission of which makes this Offering Circular as a whole, or any such information or the expression of any such opinion or intention, misleading. The Guarantor accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation not contained or incorporated in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, the Guarantor or the Managers (as defined under "*Subscription and Sale*" below). Neither the delivery of this Offering Circular nor any subscription, sale or purchase made in connection herewith shall, in any circumstances, create any implication that there has been no change in the affairs of the Issuer, the Guarantor or the Group since the date hereof.

Prospective investors should inform themselves as to the legal requirements and tax consequences within the countries of their residence and domicile for the acquisition, holding or disposal of Preferred Securities or, as the case may be, DCIs or Substituted Preference Shares and any foreign exchange restrictions that might be relevant to them. This Offering Circular does not constitute an offer of, or an invitation by or on behalf of, the Issuer or any of its partners, the Guarantor or the Managers to subscribe for or purchase any of the Preferred Securities.

Prospective investors should satisfy themselves that they understand all of the risks associated with making investments in the Preferred Securities. If a prospective investor is in any doubt whatsoever as to the risks involved in investing in the Preferred Securities, he should consult his professional advisers.

The Managers have not separately verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Managers or any of them as to the accuracy or completeness of the information contained in this Offering Circular or any other information provided by the Guarantor in connection with the Preferred Securities or their distribution.

The distribution of this Offering Circular and the offering of the Preferred Securities in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer, the Guarantor and the Managers to inform themselves about, and to observe, any such restrictions.

In respect of the United Kingdom, this Offering Circular is directed only at (a) investment professionals falling within article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001 (the "**Promotion of CIS Order**") and article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "**Financial Promotion Order**"), who have professional experience of participating in unregulated schemes and of matters relating to investments; and (b) persons falling within article 22(2) of the Promotion of CIS Order and article 49(2) of the Financial Promotion Order. Preferred Securities are only available to such persons. Persons who do not either (i) have such professional experience in participating in unregulated schemes and in matters relating to investments or (ii) fall within said article 22(2) and 49(2), should not rely on this Offering Circular.

No action has been taken to permit a public offering of the Preferred Securities in any jurisdiction where action would be required for such purpose. Accordingly, the Preferred Securities may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed in any jurisdiction, except in accordance with the legal requirements applicable in that jurisdiction. In particular, the Preferred Securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "**Securities Act**"). Subject to certain exceptions, the Preferred Securities may not be offered, sold or delivered within the United States or to U.S. persons. A further description of certain restrictions on the offering and sale of the Preferred Securities and on the distribution of this Offering Circular is given under "*Subscription and Sale*" below.

IN CONNECTION WITH THE ISSUE OF THE PREFERRED SECURITIES, LEHMAN BROTHERS INTERNATIONAL (EUROPE) OR ANY PERSON ACTING FOR IT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE PREFERRED SECURITIES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD. HOWEVER THERE MAY BE NO OBLIGATION ON LEHMAN BROTHERS INTERNATIONAL (EUROPE) OR ANY PERSON ACTING FOR IT TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

All references in this Offering Circular to "**EUR**", "**€**" and "**euro**" are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

INCORPORATION BY REFERENCE

The audited consolidated financial statements of the Guarantor for the year ended 31st December, 2002 and the unaudited consolidated interim financial statements of the Guarantor for the six months ended 30th June, 2002 and 30th June, 2003 are incorporated by reference in this Offering Circular. Copies of these financial statements are available free of charge at the specified office of each of the Paying and Transfer Agents as described in "*General Information*" below.

INVESTMENT CONSIDERATIONS

Prospective investors should carefully consider the following information in conjunction with the other information contained in this Offering Circular.

Risks Associated with the Guarantor's Financial Condition

An investment in the Preferred Securities will have similar economic risks to an investment in non-cumulative perpetual preference shares issued directly by the Guarantor having the same liquidation preference and rate of distribution as the Preferred Securities. It is expected that the Issuer's sole source of funds to pay Distributions on the Preferred Securities will be payments which it receives from its investments in a subordinated note issued by a directly or indirectly owned subsidiary of the Guarantor (the "**Subordinated Note**"). The rights of Holders shall be represented solely by the Subordinated Guarantee and the Preferred Securities, and under no circumstances will the rights of Holders be represented by the Subordinated Note nor shall Holders be entitled to receive or hold the Subordinated Note. The Preferred Securities are guaranteed on a limited and subordinated basis by the Guarantor pursuant to the terms of the Subordinated Guarantee. Accordingly, if the Guarantor's financial condition were to deteriorate, the Holders may suffer direct and materially adverse consequences, including non-payment of Distributions on the Preferred Securities or of payments under the Subordinated Guarantee.

Distributions Not Cumulative

Distributions on the Preferred Securities are not cumulative. As set out in "*Description of the Preferred Securities*", Distributions on the Preferred Securities will be paid on each Distribution Payment Date out of interest received by the Issuer from its investments in the Subordinated Note and from other resources legally available, if any, unless the Guarantor has insufficient Adjusted Distributable Reserves to enable the Issuer to pay Distributions on the Preferred Securities (and in respect of any Parity Securities), or such payment would breach or cause a breach of Irish banking capital adequacy requirements then applicable to the Group or the board of directors of the Guarantor resolves not to pay Distributions on the next Distribution Payment Date. If Distributions on the Preferred Securities for any Distribution Period are not paid for such reasons, the Holders will not be entitled to receive such Distributions (or any payment under the Subordinated Guarantee in respect of such Distributions).

Perpetual Nature of the Preferred Securities

The Preferred Securities have no fixed final redemption date and Holders have no rights to call for the redemption of the Preferred Securities. Although the Issuer may redeem the Preferred Securities in certain circumstances (including at its option on 30th October, 2008 or on any Distribution Payment Date thereafter or following the occurrence of a Tax Event or a Capital Disqualification Event), there are limitations on its ability to do so. Therefore, Holders should be aware that they may be required to bear the financial risks of an investment in the Preferred Securities for an indefinite period of time.

Substitution for directly issued Preference Shares

Upon the occurrence of a Capital Deficiency Event or the Involuntary Liquidation of the Issuer (in circumstances where the Guarantor is not itself insolvent or in liquidation), the General Partner will, if the Preferred Securities have already been replaced by the DCIs, take all reasonable steps to cause the substitution of the DCIs for fully paid preference shares issued directly by the Guarantor (the "**Substituted Preference Shares**") or, if the Preferred Securities have not already been replaced by the DCIs, take all reasonable steps to cause the substitution of the Preferred Securities for Substituted Preference Shares, in each case registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg. Although the Guarantor has undertaken in the Subordinated Guarantee to take all reasonable steps to procure a listing for Substituted Preference Shares, there can be no assurance that, in the event that a Capital Deficiency Event occurs, a recognised stock exchange will agree to list any Substituted Preference Shares. In addition, the tax treatment for holders of Substituted Preference Shares may be different from that for Holders of the Preferred Securities.

Furthermore, if either or both of Euroclear and Clearstream, Luxembourg is or are closed for business for a continuous period of 14 days or more (other than for the purposes of a public holiday) or announces an intention permanently to cease business (an "**Exchange Event**") the General Partner shall take all reasonable steps to cause the Preferred Securities or, if the Preferred Securities have already been substituted by Substituted Preference Shares registered in the name of a nominee for a common depositary for Euroclear

and Clearstream, Luxembourg, such Substituted Preference Shares, to be substituted by Substituted Preference Shares registered directly in the names of the Holders.

Being preference shares in an Irish company, if issued under the current Irish tax regime, dividends paid on the Substituted Preference Shares would be subject to Irish withholding tax. Any withholding tax may be subject to reduction pursuant to applicable double taxation treaties. See "*Taxation-Ireland*".

Transfers of Substituted Preference Shares will be subject to Irish stamp duty. See "*Taxation-Ireland*".

No Limitation on Senior Debt

The obligations of the Guarantor under the Subordinated Guarantee will rank junior as to payments to all liabilities to creditors of the Guarantor (including without limitation depositors, general creditors and subordinated debt holders) and claims of holders of senior ranking securities. In the event that the Guarantor is wound-up, liquidated or dissolved, the assets of the Guarantor would be available to pay obligations under the Subordinated Guarantee only after all payments have been made on such senior liabilities and claims.

The Guarantor is not prohibited from issuing, guaranteeing or otherwise incurring further debt ranking *pari passu* with, or senior to, its obligations under the Subordinated Guarantee.

Absence of prior public markets

The Preferred Securities constitute a new issue of securities by the Issuer. Prior to this issue, there will have been no public market for the Preferred Securities. Although application has been made for the Preferred Securities to be listed on the Luxembourg Stock Exchange and the Official Segment of the stock market of Euronext Amsterdam N.V., there can be no assurance that an active public market for the Preferred Securities will develop and, if such a market were to develop, the Managers are under no obligation to maintain such a market. The liquidity and the market prices for the Preferred Securities can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Guarantor and other factors that generally influence the market prices of securities.

Replacement by DCIs

Subject to the prior consent of the Regulator, the General Partner has the option at any time to replace, in whole but not in part, the Preferred Securities by the DCIs. Prior to such replacement, there will have been no public market for the DCIs. Although application will be made for the DCIs to be listed on the Luxembourg Stock Exchange and the Official Segment of the stock market of Euronext Amsterdam N.V. if the DCIs are to be issued, there can be no assurance that an active public market for the DCIs will develop upon any such replacement. The liquidity and the market prices for the DCIs would be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Guarantor and other factors that generally influence the market prices of securities.

SUMMARY OF THE PREFERRED SECURITIES AND SUBORDINATED GUARANTEE

The following summary is qualified in its entirety by the more detailed information included elsewhere in this Offering Circular. Capitalised terms used but not defined in this summary shall bear the respective meanings ascribed to them under "Description of the Preferred Securities". Prospective investors should also consider carefully, amongst other things, the factors set out under "Investment Considerations".

Issuer:

DEPFA Funding II LP (the "**Issuer**"), an English limited partnership formed and registered under the Limited Partnerships Act 1907.

The business of the Issuer is to raise and provide finance and financial support to the Guarantor and its subsidiaries (together, the "**Group**"). The general partner of the partnership will be the Guarantor (the "**General Partner**"). The Guarantor is incorporated in Ireland with limited liability and is the holding company of the Group.

The business of the partnership, as administered by, or on behalf of, the General Partner, will include the following:

- acquiring and holding the Issuer's assets;
- monitoring the Issuer's assets and determining whether they continue to be suitable; and
- functions necessary or incidental thereto.

On the Closing Date, the Issuer's principal assets will be a debt instrument issued by DEPFA Finance N.V., a member of the Group (the "**Subordinated Note**").

The Subordinated Note will constitute junior subordinated debt obligations of DEPFA Finance N.V. with a maturity of 25 years. The Subordinated Note will have, in all material commercial respects, pricing and economic terms which are equivalent to the Preferred Securities.

Issue:

€300,000,000 6.50 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, each with a liquidation preference of €1,000 (the "**Liquidation Preference**"), comprising interests in a limited partnership share in the Issuer.

Use of Proceeds:

The proceeds of the issue of the Preferred Securities will augment the Group's regulatory capital base. The Issuer will use the proceeds raised from the issuance of the Preferred Securities to subscribe for the Subordinated Note.

Subordinated Guarantee:

The Guarantor will provide a subordinated guarantee (the "**Subordinated Guarantee**"), which will be in favour of the Holders.

The Subordinated Guarantee will rank *pari passu* with the most senior non-cumulative perpetual preference shares of the Guarantor (whether or not in issue).

Distributions:

The Preferred Securities will entitle Holders to receive (subject as described below) non-cumulative preferential cash distributions (the "**Distributions**").

Distributions will be payable out of the Issuer's own legally available resources annually in arrear on 30th October in each year (each a "**Distribution Payment Date**") at the rate of 6.50 per cent. per annum.

Notwithstanding the existence of such resources legally available for distribution by the Issuer, the Issuer will not pay any Distributions to the Holders and the Guarantor will not make any payment in respect of Distributions (including any Additional Amounts) under the Subordinated Guarantee:

(a) to the extent that such payment, together with the amount of any distributions or dividends paid or scheduled to be paid to holders of Parity Securities on the relevant Distribution Payment Date would exceed Adjusted Distributable Reserves as at the Distribution Determination Date immediately preceding such Distribution Payment Date; or

(b) even if Adjusted Distributable Reserves are sufficient:

(i) to the extent that such payment in respect of the Preferred Securities and/or Parity Securities and/or the Subordinated Guarantee would breach or cause a breach of Irish banking capital adequacy requirements then applicable to the Group as determined by the Guarantor's board of directors in its sole discretion; or

(ii) to the extent that (i) above is expected to occur in the near term as determined by the Guarantor's board of directors (and as notified by the Guarantor's board of directors to the Regulator and the Issuer) in its sole discretion; or

(iii) if the board of directors of the Guarantor has resolved not later than the Distribution Determination Date that no Distributions should be made on the next Distribution Payment Date.

To the extent that a Distribution is not paid by reason of the limitations described above, no payment under the Subordinated Guarantee will be paid, or may be claimed in respect thereof.

If, on any Distribution Payment Date, Distributions are not paid in full on the Preferred Securities or dividends or other distributions are not paid in full on any Parity Securities, but there are sufficient Adjusted Distributable Reserves to allow payment of part of any Distribution (which is not subject of a resolution by the board of directors of the Guarantor that no Distribution should be paid as referred to in (b)(iii) above), then each Holder will be entitled to receive the Relevant Proportion of such Distribution, as more fully described under "Description of the Preferred Securities – Distributions".

Distribution and Capital Stopper:

The Guarantor will undertake in the Subordinated Guarantee that, in the event that any Distribution is not paid, it will not:

(a) declare or pay any distribution or dividend and, where applicable, will procure that no distribution or dividend is declared or paid on any Junior Share Capital, until after the following Distribution Payment Date on which Distributions in respect of the Preferred Securities are paid in full; or

(b) (if permitted) repurchase or redeem Parity Securities or Junior Share Capital until after the following Distribution

	Payment Date on which a Distribution in respect of the Preferred Securities is paid in full.
Optional Redemption:	The Preferred Securities will be perpetual securities and are not subject to any mandatory redemption provisions. They will, however, be redeemable on 30th October, 2008 (the "**First Call Date**") or on any Distribution Payment Date thereafter, in whole but not in part, at the option of the General Partner and subject to the satisfaction of the Redemption Conditions, at the Optional Redemption Price.
Tax Redemption:	If at any time a Tax Event occurs, the effect of which cannot be avoided by the Issuer or the Guarantor or the issuer of the Subordinated Note, as the case may be, taking reasonable measures available to it, the Preferred Securities will be redeemable in whole, but not in part, at the option of the General Partner, subject to satisfaction of the Redemption Conditions at the Optional Redemption Price.
Capital Disqualification Event Redemption:	If at any time a Capital Disqualification Event occurs, the Preferred Securities will be redeemable at any time in whole, but not in part, at the option of the General Partner, subject to satisfaction of the Redemption Conditions at the Optional Redemption Price.
Ranking of the Preferred Securities:	The Preferred Securities, together with the Subordinated Guarantee, are intended to provide Holders with rights on liquidation equivalent to non-cumulative preference shares of the Guarantor, whether or not issued. Claims under the Preferred Securities in respect of any Liquidation Distributions will rank: (i) senior to the rights of the General Partner in respect of other partnership interests issued by the Issuer; and (ii) *pari passu* with claims of the holders of all other preferred securities issued by the Issuer which rank *pari passu* with the Preferred Securities.
Rights upon Liquidation:	In the event of the dissolution (other than an Involuntary Dissolution) of the Issuer, Holders will be entitled to receive, subject as set out below, for each Preferred Security a Liquidation Distribution out of the assets of the Issuer legally available for distribution. Notwithstanding the availability of sufficient assets of the Issuer to pay any Liquidation Distribution to Holders as aforesaid, if, at the time such Liquidation Distribution is to be paid, proceedings have been commenced for the voluntary or involuntary liquidation, dissolution or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation, the Liquidation Distribution payable per Preferred Security shall not exceed the amount per security that would have been paid as a liquidation distribution out of the assets of the Guarantor had the Preferred Securities and all Parity Securities been non-cumulative preference shares issued by the Guarantor with equivalent rights of participation in the capital of the Guarantor (whether or not the Guarantor could in fact have issued such securities at such time) and ranked: (a) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any

liability of the Guarantor which constitutes, or is capable of constituting, Tier 1 Capital or which is referred to in (b) or (c) and any other liability expressed to rank *pari passu* with or junior to the Subordinated Guarantee);

(b) *pari passu* with Parity Securities, if any, issued by the Guarantor and any guarantee or support agreement of the Guarantor ranking *pari passu* with the Subordinated Guarantee; and

(c) senior to Junior Share Capital.

In the event of an order being made for the liquidation, dissolution or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation or a declaration being made that the Guarantor is insolvent, the Issuer shall be dissolved and the amount per Preferred Security to which Holders will be entitled as a Liquidation Distribution will be as described above.

Notwithstanding the foregoing, Holders shall have no rights to receive Distributions, nor shall they have any rights to receive, in circumstances where the Issuer is being dissolved, Liquidation Distributions out of the assets of the Issuer legally available for distribution upon Substituted Preference Shares being issued and allotted to, or to the order of, the Holders consequent upon the occurrence of a Capital Deficiency Event or Involuntary Dissolution of the Issuer (in circumstances where the Guarantor is itself not insolvent or in liquidation).

Replacement by Direct Capital Instruments:

Subject to the prior consent of the Regulator the General Partner has the option at any time to replace the Preferred Securities, in whole but not in part, by the DCIs.

Upon such replacement, each Holder shall receive in respect of each €1,000 Liquidation Preference of Preferred Securities, DCIs of €1,000 in nominal amount.

For further details see "Summary of the Direct Capital Instruments".

Capital Deficiency Event and Substituted Preference Shares:

If a Capital Deficiency Event or Involuntary Dissolution of the Issuer (in circumstances where the Guarantor is itself not insolvent nor in liquidation) occurs the General Partner shall take all reasonable steps to cause the substitution of the Preferred Securities by Substituted Preference Shares, being fully-paid non-cumulative preference shares issued directly by the Guarantor having in all material commercial respects the same economic rights and benefits (including those relating to non-cumulative distributions and status) as are attached to the Preferred Securities and the Subordinated Guarantee taken together, save that unlike the Preferred Securities, if there is a withholding or deduction for or on account of tax on payments of dividends on the Substituted Preference Shares no additional amounts will be required to be paid in respect of such withholding or deduction (the "**Preferred Securities Substitution**").

On a Preferred Securities Substitution, each Preferred Security of €1,000 in nominal amount will be substituted by one Substituted Preference Share which will have a liquidation preference of €1,000.

	No Preferred Securities Substitution will take place and the Holders will continue to hold their Preferred Securities and all their rights thereunder if, prior to the Substitution Date, a winding-up of the Guarantor occurs. If an Exchange Event occurs, the General Partner will take all reasonable steps to cause the Preferred Securities or, if the Preferred Securities have already been substituted by Substituted Preference Shares registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg, such Substituted Preference Shares, to be substituted by Substituted Preference Shares registered directly in the names of the Holders.
Withholding Tax and Additional Amounts:	The Issuer will pay such additional amounts ("**Additional Amounts**") as may be necessary in order that the net payment received by each Holder in respect of the Preferred Securities, after withholding for any taxes imposed by tax authorities in the United Kingdom upon payments made by or on behalf of the Issuer, will equal the amount which would have been received in the absence of any such withholding taxes, subject to certain exceptions. The Subordinated Guarantee will contain a similar provision in respect of Irish taxes.
Administrator:	The Issuer will appoint an administrator to perform those operational matters in relation to the Issuer required under the Financial Services and Markets Act 2000 to be performed by a person authorised by the FSA to establish, operate and wind-up collective investment schemes.
Form of the Preferred Securities:	The Preferred Securities will be in registered form. On or about the Closing Date, a single global certificate (the "**Global Certificate**") in respect of the Preferred Securities will be deposited with The Bank of New York (the "**Common Depositary**"). Such certificate will be issued, and the Preferred Securities will be registered, in the name of The Bank of New York Depository (Nominees) Limited (the "**Initial Limited Partner**") as nominee of the Common Depositary. For so long as the Preferred Securities are deposited and registered as described above, book-entry interests in the Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg. Definitive certificates will not be made available to Holders other than in certain limited circumstances. See "*Summary of Provisions Relating to the Preferred Securities in Global Form*".
Netherlands Paying Agent:	ABN AMRO Bank N.V.
Luxembourg Paying Agent:	The Bank of New York (Luxembourg) S.A.
Listing:	Application has been made to list the Preferred Securities on the Luxembourg Stock Exchange and the Official Segment of the stock market of Euronext Amsterdam N.V.
Rating:	The Preferred Securities are expected to be assigned, on issue, a rating of "A2" by Moody's Investors Service, Inc. and a rating of "A" by Standard & Poor's Rating Services, a division of the

McGraw-Hill Companies, Inc. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

Governing Law:

The Limited Partnership Agreement establishing the Issuer, and subject as set out below, the Preferred Securities and the Subordinated Guarantee will be governed by, and construed in accordance with, English law.

The subordination provisions will be governed by, and construed in accordance with, Irish law.

SUMMARY OF THE DIRECT CAPITAL INSTRUMENTS

The following summary is qualified in its entirety by the more detailed information included elsewhere in this Offering Circular. Capitalised terms used but not defined in this summary shall bear the same respective meanings mutatis mutandis *ascribed to them under "Description of the Preferred Securities". Prospective investors should also consider carefully, amongst other things, the factors set out under "Investment Considerations".*

Issuer: DEPFA BANK plc.

Issue: €300,000,000 6.50 per cent. Direct Capital Instruments ("**DCIs**").

Interest: Interest will be payable annually in arrear on 30th October in each year (each an "**Interest Payment Date**") at the rate of 6.50 per cent. per annum.

Ranking: The rights and claims of the DCI holders will be subordinated to the claims of Senior Creditors. "**Senior Creditors**" means creditors of the Guarantor (a) who are depositors or other unsubordinated creditors of DEPFA BANK plc, or (b) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding-up of DEPFA BANK plc or otherwise) to the claims of depositors and other unsubordinated creditors of DEPFA BANK plc but not further or otherwise, or (c) who are subordinated creditors of DEPFA BANK plc other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the holders of the DCIs. No payment of principal or interest in respect of the DCIs may be made unless DEPFA BANK plc is able to make such payment and still be solvent immediately thereafter.

Upon any winding-up of DEPFA BANK plc, the holder of each DCI will, for the purpose only of calculating the amounts payable in respect of each DCI, rank *pari passu* with the holders of the most senior class or classes of non-cumulative preference shares (whether or not issued) of DEPFA BANK plc and in priority to all other shareholders of DEPFA BANK plc, but will rank junior to the claims of senior creditors and any notional class of preference shares in the capital of DEPFA BANK plc by reference to which the amount payable in respect of any Tier 2 Securities in a winding-up of DEPFA BANK plc is determined, and the DCI holder's claim in any winding-up of DEPFA BANK plc shall be limited to the principal amount of the relevant DCI (and no amounts will be payable in respect of any coupon except where the winding-up is in connection with any Permitted Reorganisation).

Interest Deferral: No coupons will be paid on the DCIs unless DEPFA BANK plc is able to make such coupon payments and still be solvent immediately thereafter. Furthermore, DEPFA BANK plc will be required to defer coupon payments on the DCIs if a Capital Deficiency Event occurs.

Any deferred coupon (whether following a solvency deferral or a deferral following a Capital Deficiency Event) will only be satisfied on a redemption of the DCI (see below). When interest is deferred, that deferred coupon may only be satisfied by means of the Alternative Coupon Satisfaction Mechanism (see below). No interest will accrue on any deferred coupon payment.

DEPFA BANK plc will undertake that, in the event that any coupon payment is deferred, it will not:

(a) declare or pay any distribution or dividend and, where applicable, will procure that no distribution or dividend is declared or paid on any Junior Share Capital until after the following coupon payment date on which coupon payments in respect of the DCIs are paid in full; or

(b) (if permitted) repurchase or redeem Parity Securities or Junior Share Capital until after the following coupon payment date on which coupons in respect of the DCIs are paid in full.

Alternative Coupon Satisfaction Mechanism:

Security holders will always receive payments made in respect of the DCIs in cash. However, if DEPFA BANK plc defers a coupon payment then the moneys to satisfy such deferred coupon payment may only be raised by an issue of ordinary shares by DEPFA BANK plc which will provide the cash amount due in respect of the deferred coupon payment. A calculation agent will agree to use its reasonable endeavours to procure purchasers for such number of DEPFA BANK plc ordinary shares that would be required, in its determination, to be issued and allotted to raise proceeds in an amount not less than the relevant deferred coupon payment to be satisfied. Any shortfall as at the relevant payment date in the amount of subscription proceeds raised from the issue of DEPFA BANK plc's ordinary shares will be satisfied either by payment of an amount equal to such shortfall by DEPFA BANK plc or, at DEPFA BANK plc's election, by the payment of further subscription proceeds raised through issuing additional ordinary shares as part of the operation of a similar share issue mechanism to that summarised above.

Maturity:

The DCIs will be perpetual. DCI holders will not have a right to require repayment.

Optional Redemption:

The DCIs will, however, be redeemable on 30th October, 2008 (the "**First Call Date**") or on any interest payment date thereafter, in whole but not in part, at the option of the Guarantor and subject to the satisfaction of the Redemption Conditions, at par.

Tax Redemption:

If at any time:

- DEPFA BANK plc is required to pay additional amounts as a result of a withholding tax being imposed on a payment of interest; or
- DEPFA BANK plc is at a more than insubstantial risk that as a result of a change of Irish law or the official interpretation thereof the Guarantor will be unable to obtain full relief for the purposes of Irish corporation tax for the next following payment of interest on the DCIs,

the effect of which cannot be avoided by DEPFA BANK plc taking reasonable measures available to it, the DCIs will be redeemable in whole, but not in part, at the option of DEPFA BANK plc, subject to satisfaction of the Redemption Conditions at par plus accrued interest for the then current interest period.

Capital Disqualification Event Redemption:	If at any time a Capital Disqualification Event occurs, the DCIs will be redeemable at any time in whole, but not in part, at the option of DEPFA BANK plc, subject to satisfaction of the Redemption Conditions at par plus accrued interest for the then current interest period.
Withholding Tax and Additional Amounts:	DEPFA BANK plc will pay such additional amounts as may be necessary in order that the net payment received by each holder of DCIs in respect of the DCIs, after withholding for any taxes imposed by Irish tax authorities upon payments made by or on behalf of DEPFA BANK plc, will equal the amount which would have been received in the absence of any such withholding taxes, subject to customary exceptions.
Capital Deficiency Event and Substituted Preference Shares:	If a Capital Deficiency Event occurs, DEPFA BANK plc shall, subject to applicable law, take all reasonable steps to cause the substitution of the DCIs for Substituted Preference Shares. The Substituted Preference Shares will have in all material commercial respects the same economic rights and benefits (including those relating to non-cumulative distributions and status) as are attached to the Preferred Securities and the Subordinated Guarantee taken together, save that unlike the Preferred Securities, if there is a withholding or deduction for or on account of tax on payments of dividends on the Substituted Preference Shares no additional amounts will be required to be paid in respect of such withholding or deduction. Upon the substitution of the DCIs for Substituted Preference Shares, no amounts will be due and payable in respect of any deferred coupon payments under the DCIs.
Form:	The DCIs will be in bearer form.
Listing:	Application will be made to list the DCIs on the Luxembourg Stock Exchange and the Official Segment of the stock market of Euronext Amsterdam N.V., if and when the DCIs are issued.
Governing Law:	The DCIs will be governed by, and construed in accordance with, English law except for the subordination provisions which will be governed by, and construed in accordance with, Irish law.

DESCRIPTION OF THE PREFERRED SECURITIES

The Preferred Securities are limited partnership interests in the Issuer. The following description should be read in conjunction with, and is subject to the terms of, the Limited Partnership Agreement, a copy of which is available for inspection as described under "General Information".

1. Definitions and Interpretation

In this description of the Preferred Securities, except to the extent that the context otherwise requires:

"**Act**" means the Limited Partnerships Act 1907, as amended and/or restated from time to time;

"**Additional Amounts**" means the additional amounts which may be payable in respect of the Preferred Securities as described in paragraph 6;

"**Adjusted Distributable Reserves**" means, in respect of each financial year of the Guarantor, the aggregate amount, as calculated as of the end of the immediately preceding financial year, of accumulated retained earnings and any other reserves and surpluses of each member of the Group capable of being available for distribution in accordance with the Companies Acts; but before deduction of the amount of any distributions declared or payable even without declaration in respect of such prior financial year;

"**Agency Agreement**" means the agency agreement dated 30th October, 2003 relating to the Preferred Securities between, *inter alios*, the Guarantor, the Registrar and the Paying and Transfer Agents;

"**Business Day**" means a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the relevant place or places;

"**Call Date**" means the First Call Date and each Distribution Payment Date thereafter;

"**Capital Adequacy Regulations**" means at any time the regulations, requirements, guidelines and policies relating to capital adequacy then in effect of the Regulator or such other governmental authority in Ireland (or, if the Guarantor becomes domiciled in a jurisdiction other than the Ireland, in such other jurisdiction) having primary bank supervisory authority with respect to the Guarantor;

"**Capital Deficiency Event**" means:

(a) the Guarantor's total capital ratios, in accordance with Capital Adequacy Regulations, have fallen below the then applicable minimum ratios required by such regulations for Irish banks; or

(b) the Guarantor's board of directors in its sole discretion has notified the Regulator and the Issuer that the payment of the next Distribution on the Preferred Securities would cause (a) above to occur if such payment were to be made or it has determined that (a) above is otherwise expected to occur in the near term;

"**Capital Disqualification Event**" means a change in any applicable law or regulation, or in the official interpretation or application thereof, as a result of which, for the purposes of the Regulator's Capital Adequacy Regulations at that time, the Preferred Securities can no longer qualify for inclusion in Tier 1 Capital or Tier 2 Capital;

"**Clearstream, Luxembourg**" means Clearstream Banking, société anonyme or its successor;

"**Closing Date**" means 30th October, 2003;

"**Companies Acts**" means the Companies Act 1963 to 2001 of Ireland, as amended and/or restated from time to time and all statutory instruments to be construed as one therewith;

"**DCIs**" means the €300,000,000 6.50 per cent. Direct Capital Instruments which may be issued by the Guarantor;

"**Distribution Determination Date**" means, with respect to any Distribution Payment Date, the day falling 10 Dublin Business Days prior to such Distribution Payment Date;

"**Distributions**" means the non-cumulative distributions in respect of the Preferred Securities as described under paragraph 2;

"**Distribution Payment Date**" means 30th October in each year;

"**Distribution Period**" means the period from, and including, the Closing Date to, but excluding, the first Distribution Payment Date and each period thereafter from, and including, one Distribution Payment Date to, but excluding, the next following Distribution Payment Date;

"**Euroclear**" means Euroclear Bank S.A./N.V. as operator of the Euroclear system or its successor;

"**Exchange Event**" means that either or both Euroclear and Clearstream, Luxembourg is or are closed for business for a continuous period of 14 days or more (other than for the purposes of a public holiday) or announces an intention permanently to cease business;

"**First Call Date**" means 30th October, 2008;

"**FSA**" means the United Kingdom's Financial Services Authority (or any successor body);

"**General Partner**" means DEPFA BANK plc;

"**Group**" means the Guarantor and the Subsidiaries;

"**Guarantor**" means DEPFA BANK plc and its successors and assigns;

"**Guarantor Additional Amounts**" means additional amounts payable by the Guarantor under the Subordinated Guarantee as may be necessary in order that the net amounts received by the Holders after a withholding or deduction for or on behalf of any present or future taxes or duties of whatsoever nature imposed or levied by or on behalf of Ireland or any political subdivision thereof or by any authority therein or thereof having power to tax shall equal the amounts which would have been receivable in the absence of such withholding or deduction;

"**Holder**" means, in respect of each Preferred Security, each person registered on the Register as the limited partner holding such Preferred Security at the relevant time;

"**Initial Holder**" means The Bank of New York Depository (Nominees) Limited;

"**Involuntary Dissolution**" means, in respect of the Issuer, a dissolution by court order pursuant to the Partnership Act 1890 as applied by the Act in relation to limited partnerships;

"**Issuer**" means DEPFA Funding II LP;

"**Junior Share Capital**" means the ordinary shares of the Guarantor, together with any other securities or obligations expressed to rank junior to non-cumulative preferred securities or preference shares of the Guarantor, whether issued directly by the Guarantor or by the Issuer or another Subsidiary or other entity benefiting from a guarantee or support agreement from the Guarantor expressed to rank junior to the Subordinated Guarantee;

"**Limited Partnership Agreement**" means an agreement dated 23rd October, 2003 between the General Partner and the Initial Holder establishing the Issuer, as the same may be amended from time to time;

"**Liquidation Distribution**" means the Liquidation Preference plus (a) any due and accrued but unpaid Distributions calculated from (and including) the immediately preceding Distribution Payment Date (or, if none, the Closing Date) to (but excluding) the date of payment and (b) any Additional Amounts, in each case in cash only;

"**Liquidation Preference**" means the liquidation preference of €1,000 per Preferred Security;

"**Optional Redemption Price**" means the Liquidation Preference plus (a) any due and accrued but unpaid Distributions calculated from (and including) the immediately preceding Distribution Payment Date (or, if none, the Closing Date) to (but excluding) the date of payment and (b) any Additional Amounts payable, in each case in cash only;

"**Parity Securities**" means any preference shares, preferred securities (other than the Preferred Securities) or other securities either (a) issued directly by the Guarantor (and ranking *pari passu* with the Guarantor's obligations under the Subordinated Guarantee) or (b) issued by the Issuer or any Subsidiary or other entity and entitled to the benefit of the Subordinated Guarantee or any other guarantee or support agreement ranking *pari passu* with the Subordinated Guarantee and for the avoidance of doubt this would include the DCIs (if and when issued);

"**Paying and Transfer Agents**" means The Bank of New York, The Bank of New York (Luxembourg) SA and ABN AMRO Bank N.V. or such other entities as are appointed by the General Partner on behalf of the Issuer and notified to the Holders as described under paragraph 10;

"**Permitted Reorganisation**" means an amalgamation, merger, consolidation, reorganisation or other similar arrangement entered into by the Guarantor under which:

(i) the whole of the business, undertaking and assets of the Guarantor are transferred to and all of the liabilities and obligations of the Guarantor are assumed by the new or surviving entity either:

  (a) automatically by operation of the laws of Ireland; or

  (b) upon terms and subject to the satisfaction of such conditions as the Holders of a simple majority in Liquidation Preference of the outstanding Preferred Securities or the sanction of a resolution, passed by Holders of at least a simple majority in Liquidation Preference of the Preferred Securities present or represented at a separate meeting at which the quorum shall be holders present or represented holding at least one third in Liquidation Preference of the outstanding Preferred Securities so that the new or surviving entity shall have the same obligations as the Guarantor has had immediately prior to the Permitted Reorganisation as if the new or surviving entity has been named in the Limited Partnership Agreement and in the Subordinated Guarantee in place of the Guarantor; and

(ii) the new or surviving entity will immediately after such amalgamation, merger, consolidation, reorganisation or other similar arrangement be subject to regulation and supervision by the Regulator; and

(iii) prior to such transfer Moody's Investors Services Inc. and Standard & Poor's Rating Services, a division the McGraw-Hill Companies, Inc. have publicly confirmed that upon any such transfer the ratings assigned to the Preferred Securities before such rating agencies were informed of such transaction would not be reduced upon or as a consequence of such amalgamation, merger, consolidation, reorganisation or other similar arrangement;

"**Preferred Capital Contribution**" means, in relation to the Preferred Securities, the aggregate contribution to the assets of the Issuer (being a whole multiple of €1,000) paid in cash by the Holders;

"**Preferred Securities**" means the euro 6.50 per cent. Guaranteed Non-Voting Non-Cumulative Perpetual Preferred Securities outstanding, originally issued on the Closing Date in the principal amount of €300,000,000, each such security representing an interest of a Holder in the Issuer attributable to each €1,000 of the Preferred Capital Contribution and including any further Preferred Securities of the Issuer of the same series issued after the Closing Date and ranking *pari passu* with the Preferred Securities as regards participation in the profits and assets of the Issuer and "**Preferred Security**" shall be construed accordingly;

"**Preferred Securities Substitution**" means any substitution of the Preferred Securities by Substituted Preference Shares;

"**Redemption Conditions**" means, with respect to any redemption, (i) that the consent of the Regulator to the redemption, if then required by the Regulator, has been obtained, and (ii) for so long as it is required in order to obtain appropriate equity accounting treatment for the Preferred Securities that the Guarantor has (a) Adjusted Distributable Reserves or (b) proceeds available from an issue of Replacement Capital that has been made for the purpose of funding the redemption, in either cases (ii)(a) or (b) in an amount at least equal to the aggregate Optional Redemption Price;

"**Register**" means the register of Holders maintained outside the U.K. and Ireland on behalf of the Issuer;

"**Registrar**" means The Bank of New York or such other entity appointed by the Issuer and notified to the Holders as described under paragraph 10;

"**Regulator**" means the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland or such other national or supranational regulatory authority as may at the relevant time have responsibility for the regulation and supervision of banks in Ireland (or, if the Guarantor or any new or surviving entity as provided for in the definition of Permitted Reorganisation is, or becomes domiciled in a jurisdiction other than Ireland, the body having primary bank supervisory authority with respect to the Guarantor or such new or surviving entity);

"**Relevant Proportion**" means, in relation to any partial payment of any Liquidation Distribution on a Preferred Security, the total amount available for any such payment and for making any corresponding payment of a liquidation distribution on any Parity Securities divided by the sum of (i) the full Liquidation Distributions before any reduction or abatement in respect of the Preferred Securities and (ii) the amount of the full liquidation distribution before any reduction or abatement in respect of any Parity Securities, converted where necessary into the same currency in which liquidation payments are made to creditors of the Guarantor;

"**Replacement Capital**" means shares or other securities issued by the Guarantor or a Subsidiary or other entity which would, under the then generally accepted accounting principles in Ireland, qualify as at the date thereof for treatment as a minority interest or shareholders' funds in the Guarantor's accounts;

"**Replacement Securities**" means (i) subordinated debt securities (other than the Subordinated Note) that are issued by DEPFA Finance N.V. and having the same ranking in a liquidation of DEPFA Finance N.V. as the Subordinated Note, or (ii) subject to the prior approval of the Regulator, such other instruments issued by a member of the Group as the General Partner may determine from time to time, in each case having in all material commercial respects, pricing and economic terms which are equivalent to the Subordinated Note held by the Issuer as initial partnership assets;

"**Stock Exchange**" means the Luxembourg Stock Exchange and the Official Segment of the stock market of Euronext Amsterdam N.V. or such other stock exchange approved by the General Partner on which the Preferred Securities (or any DCIs or Substituted Preference Shares) may be listed from time to time;

"**Subordinated Guarantee**" means the subordinated guarantee in respect of the Preferred Securities executed by the Guarantor on 30th October, 2003 as a deed poll;

"**Subordinated Note**" means the euro 6.50 per cent. Subordinated Note due 2028, originally issued on the Closing Date in the principal amount of €300,000,000, issued by DEPFA Finance N.V. and held by the Issuer as initial partnership assets or any Replacement Securities which are held by the Issuer as partnership assets thereafter;

"**Subsidiary**" means any entity which is for the time being a subsidiary or subsidiary undertaking of the Guarantor (within the meaning of the Companies Acts);

"**Substitution Date**" means the date upon which a Preferred Securities Substitution takes effect;

"**Substituted Preference Shares**" means the preference shares which may be issued by the Guarantor in substitution for the Preferred Securities and the Subordinated Guarantee upon the occurrence of a Capital Deficiency Event or the Involuntary Dissolution of the Issuer (in circumstances where the Guarantor is itself not insolvent or in liquidation) and, in circumstances where Substituted Preference Shares are already registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg and an Exchange Event occurs, also means such Substituted Preference Shares as are registered directly in the names of the Holders;

"**TARGET**" means the Trans European Real-Time Gross Settlement Express Transfer (TARGET) System;

"**TARGET Business Day**" means a day on which TARGET is operating;

"**Tax Event**" means that, as a result of a change in any law or regulation of the United Kingdom, in the case of the Issuer, or Ireland, in the case of the Guarantor, or of the Netherlands, in the case of DEPFA Finance N.V., or in any treaty to which the United Kingdom, Ireland or the Netherlands is a party, or in the official interpretation or application of any law, regulation or treaty by any relevant body in the United Kingdom, Ireland or the Netherlands that provides for a position with respect to similar transactions or which differs from any specific written confirmation given by a tax authority in respect of the Preferred Securities, which change or amendment becomes effective or is to take effect, on or after 28th October, 2003, there is more than an insubstantial risk that:

(i) the Issuer or the General Partner would be subject to more than a *de minimis* amount of tax in respect of the Subordinated Note or the Preferred Securities in the United Kingdom or Ireland, as the case may be, (except, in the case of the General Partner only, for any such tax that would arise as a result of (a) profits arising to it as a result of payments received by it from the Issuer or (b) activities (if any) carried on by it other than those permitted or contemplated in the Limited Partnership Agreement in respect of the assets of the Issuer and the Preferred Securities);

(ii) Additional Amounts would become payable in respect of payments by the Issuer under the Preferred Securities as a result of payments under the Preferred Securities being subject to deduction or withholding tax in the United Kingdom;

(iii) Guarantor Additional Amounts would become payable in respect of payments by the Guarantor under the Subordinated Guarantee as a result of payments under the Subordinated Guarantee being subject to deduction or withholding tax in Ireland;

(iv) additional amounts would be payable by DEPFA Finance N.V. on the next interest payment date in respect of the Subordinated Note as a result of payments under the Subordinated Note being subject to withholding or deduction in respect of taxes or duties of whatsoever nature imposed or levied by or

on behalf of the Netherlands or any political subdivision of or by any authority therein or thereof having power to tax, and DEPFA Finance N.V. and the General Partner on behalf of the Issuer, having made all reasonable endeavours, is unable to replace such Subordinated Note with a subordinated note issued, directly or indirectly, by any other wholly-owned subsidiary of the Guarantor not subject to payment of additional amounts resulting from withholding or deduction in respect of taxes or duties imposed by such other wholly-owned subsidiary's country of residence on payments of interest on such replacement subordinated note; or

(v) in respect of the Subordinated Note, DEPFA Finance N.V. would not obtain relief for the purposes of Netherlands corporation tax for any payment of interest on such Subordinated Note and DEPFA Finance N.V. and the General Partner on behalf of the Issuer having made all reasonable endeavours is unable to replace such Subordinated Note with a subordinated note issued, directly or indirectly, by any other wholly owned subsidiary of the Guarantor which can obtain full relief in respect of corporation tax in its country of residence in the same quantum as DEPFA Finance N.V.

For the purposes of this definition of Tax Event, references to "**DEPFA Finance N.V.**" shall, where the context so permits, be construed as references to the issuer of the Replacement Securities, and references to "**the Netherlands**", shall, where the context so permits, be construed as references to the jurisdiction of incorporation of the issuer of the Replacement Securities;

"**Tier 1 Capital**" has the meaning ascribed to it in the Central Bank of Ireland Implementation Notice dated 30th June, 2000 in respect of the Implementation of the EC Own Funds and Solvency Ratio Directives for Credit Institutions Incorporated in Ireland (BSD S 1/00) or any successor notification replacing such notice;

"**Tier 1 Securities**" means any obligation of the Guarantor or, as the case may be, a Subsidiary or other entity which is treated, or is capable of being treated, as Tier 1 Capital of the Guarantor;

"**Tier 2 Capital**" has the meaning ascribed to it in the Central Bank of Ireland Implementation Notice dated 30th June, 2000 in respect of the Implementation of the EC Own Funds and Solvency Ratio Directives for Credit Institutions Incorporated in Ireland (BSD S 1/00) or any successor notification replacing such notice;

"**Tier 2 Securities**" means securities of the Guarantor that:

(a) have substantially similar terms to the DCIs save that they shall contain terms no less favourable to an investor than the then current minimum requirements of the Regulator in relation to Tier 2 Capital; and

(b) are listed on the Luxembourg Stock Exchange and/or Euronext Amsterdam N.V. at the time when they are issued (or if the Luxembourg Stock Exchange and/or Euronext Amsterdam N.V. is not a stock exchange in the European Economic Area at that time, such other stock exchange in the European Economic Area as is a stock exchange in the European Economic Area at the time); and

"**U.K. Tax**" means any present or future taxes or duties of whatsoever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision of or by any authority therein or thereof having power to tax.

In this description of the Preferred Securities any reference to a particular time shall, unless otherwise specified, be to that time in London.

2. Distributions

2.1 Subject as provided in paragraph 2.4, non-cumulative distributions (the "**Distributions**") on the Preferred Securities will accrue from the Closing Date (or, in the case of any further preferred securities issued so as to rank *pari passu* with the Preferred Securities as regards participation in the profits and assets of the Issuer, from their respective dates of issue) and shall be payable annually in arrear on each Distribution Payment Date.

2.2 Distributions in respect of any Distribution Period will be payable on each Distribution Payment Date annually in arrear at the rate of 6.50 per cent. per annum calculated on the amount of the Liquidation Preference. Where Distributions are to be calculated in respect of a period which is shorter than a Distribution Period the day count fraction will be the number of days in the relevant period from and including the date from which Distributions begin to accrue to but excluding the date on which they are payable divided by the number of days in the Distribution Period in which the relevant period of calculation falls.

2.3 Distributions on the Preferred Securities will be non-cumulative. Subject to paragraph 2.4, Distributions on the Preferred Securities will be payable out of the Issuer's own legally available resources on each Distribution Payment Date.

2.4 Notwithstanding the existence of resources legally available for distribution by the Issuer, the Issuer will not pay any Distributions (including Additional Amounts) to the Holders and the Guarantor will not make any payment in respect of Distributions (including any Additional Amounts) under the Subordinated Guarantee:

2.4.1 to the extent that such payment, together with the amount of any distributions or dividends paid or scheduled to be paid to holders of Parity Securities on the relevant Distribution Payment Date would exceed Adjusted Distributable Reserves as at the Distribution Determination Date immediately preceding such Distribution Payment Date; or

2.4.2 even if Adjusted Distributable Reserves are sufficient:

(i) to the extent that such payment in respect of the Preferred Securities and/or Parity Securities and/or the Subordinated Guarantee would breach or cause a breach of Irish banking capital adequacy requirements then applicable to the Group as determined by the Guarantor's board of directors in its sole discretion; or

(ii) to the extent that (i) above is expected to occur in the near term as determined by the Guarantor's board of directors and as notified by the Guarantor's board of directors to the Regulator and the Issuer in its sole discretion; or

(iii) if the board of directors of the Guarantor has resolved not later than the Distribution Determination Date that no Distribution should be made on the next Distribution Date.

2.5 The Guarantor has undertaken in the Subordinated Guarantee that, in the event that any Distribution is not paid, it will not:

(a) declare or pay any distribution or dividend and, where applicable, will procure that no distribution or dividend is declared or paid on any Junior Share Capital, until after the following Distribution Payment Date on which Distributions in respect of the Preferred Securities are paid in full (or an amount equivalent to the Distributions to be paid in respect of the next Distribution Period has been paid or irrevocably set aside); or

(b) (if permitted) repurchase or redeem Parity Securities or Junior Share Capital until after the following Distribution Payment Date on which a Distribution in respect of the Preferred Securities is paid in full (or an amount equivalent to the Distributions to be paid in respect of the next Distribution Period has been paid or irrevocably set aside).

2.6 If, whether by reason of the provisions of paragraph 2.4 or any equivalent article or term of a Parity Security, on any Distribution Payment Date, Distributions are not paid in full on the Preferred Securities or dividends or other distributions are not paid in full on any Parity Securities, but there are sufficient adjusted Distributable Reserves so as to allow payment of part of any Distribution, then each Holder will be entitled to receive the Relevant Proportion of any such Distribution (which is not subject of a resolution by the board of directors of the Guarantor that no Distributions should be paid as referred to in paragraph 2.4.2(iii)). No Holder shall have any claim in respect of any Distribution or part thereof not payable as a result of the limitations set out in paragraph 2.4. Accordingly, such amounts will not cumulate for the benefit of Holders or entitle the Holders to any claim in respect thereof against the Issuer or against the Guarantor under the Subordinated Guarantee.

2.7 On each Distribution Determination Date, the Guarantor will determine whether sufficient Adjusted Distributable Reserves exist to allow a payment of some or all of the relevant Distribution. In the event that any Distribution cannot be paid in full, the Guarantor will notify or procure notification to the Stock Exchange, the General Partner, the Registrar and the Paying and Transfer Agents and to Holders, in accordance with paragraph 10, of the amount, if any, to be paid in respect of that Distribution.

2.8 Save as described above, Holders will have no right to participate in the profits of the Issuer or the Guarantor and in particular will have no rights to receive from the Issuer amounts paid to the Issuer in respect of its partnership assets in excess of Distributions due and payable under the Preferred Securities. In the event that any amounts received by the Issuer in respect of its partnership assets exceed the amount (if any) then due by way of Distribution under the Preferred Securities, the amount of such excess will be paid to the General Partner and Holders will have no rights in respect thereof.

2.9 The liability of a Holder to contribute to the debts or obligations of the Issuer (if any) shall (subject to the Act) not exceed the amount of that Holder's Preferred Capital Contribution.

2.10 For the purposes of the definition of "Relevant Proportion", in paragraphs 1, 2.4.1, 2.6 and 2.7, Adjusted Distributable Reserves as at each Distribution Determination Date shall be determined by reference to the aggregate amount, as calculated as of the end of the immediately preceding financial year, of accumulated retained earnings and any other reserves and surpluses of the Guarantor capable of being available for distribution in accordance with the Companies Acts; but before deduction of the amount of any other distributions declared or payable event without declaration in respect of such prior financial year.

2.11 Notwithstanding the foregoing, no Holder shall have any right to receive Distributions in respect of the Preferred Securities for any period from and including the date upon which DCIs or Substituted Preference Shares have been issued and allotted to, or to the order of, the Holders in accordance with paragraphs 5.1 and 5.2 below.

3. Liquidation Distributions

3.1 In the event of the dissolution (other than an Involuntary Dissolution) of the Issuer, the Holders will be entitled, subject as set out in paragraph 3.4, to receive the Liquidation Distribution, in respect of each Preferred Security held, out of the assets of the Issuer available for distribution to such Holders under the Act. Such entitlement will arise (a) before any payments due to the General Partner and the holder of any corresponding preferential right in respect of other partnership interests issued by the Issuer and (b) before any distribution of assets is made to the General Partner, but such entitlement will rank equally with the entitlement of the holders of all other preferred securities issued by the Issuer which rank *pari passu* with the Preferred Securities, if any.

Notwithstanding the availability of sufficient assets of the Issuer to pay any Liquidation Distribution to the Holders as aforesaid, if, at the time such Liquidation Distribution is to be paid, proceedings have been commenced for the voluntary or involuntary liquidation, dissolution or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation, the Liquidation Distribution per Preferred Security paid to Holders thereof shall not exceed the amount per security that would have been paid as a liquidation distribution out of the assets of the Guarantor had the Preferred Securities and all Parity Securities been the most senior class of non-cumulative preference shares in the Guarantor with equivalent rights of participation in the capital of the Guarantor (whether or not the Guarantor could in fact have issued such securities at such time) and ranked:

(a) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes, or is capable of constituting, Tier 1 Capital or which is referred to in (b) or (c) and any other liability expressed to rank *pari passu* with or junior to the Subordinated Guarantee);

(b) *pari passu* with Parity Securities, if any, issued by the Guarantor and any guarantee or support agreement of the Guarantor ranking *pari passu* with the Subordinated Guarantee; and

(c) senior to Junior Share Capital.

3.2 If the Liquidation Distribution and any other such liquidation distributions cannot be made in full by reason of the limitation described in paragraph 3.1 or any equivalent article or term of a Parity Security, but there are funds available for payment so as to allow payment of part of the Liquidation Distribution, then each Holder will be entitled to receive the Relevant Proportion of the Liquidation Distribution. After payment of all Liquidation Distributions, or the Relevant Proportion thereof if applicable, the General Partner will be entitled to any remaining assets of the Issuer representing proceeds of the sale or redemption of the Issuer's partnership assets and the Holders will have no right or claim to any of the remaining assets of the Issuer or the Guarantor.

3.3 In the event of an order being made for the liquidation, dissolution, or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation or the Guarantor is declared insolvent, the Issuer shall be dissolved and the amount per Preferred Security to which Holders shall be entitled as a Liquidation Distribution will be as set out in paragraphs 3.1 and 3.2.

3.4 Subject to the Act, other than in the events referred to in paragraphs 3.3, 4.2, 4.3, 4.4, 5.1 and 5.2, unless the Regulator has given its approval, if then required by the Regulator, the General Partner will not permit, or take any action that would or might cause, the liquidation or dissolution of the Issuer. Notwithstanding the foregoing restriction imposed on the General Partner, if for any other reason the Issuer is liquidated, dissolved or wound up in circumstances where proceedings have not been commenced for the liquidation, dissolution or winding-up of the Guarantor, the Liquidation Distribution shall only be payable to the extent that either the Guarantor has (a) Adjusted

Distributable Reserves, or (b) proceeds available from an issue of Replacement Capital that has been made for the purpose of funding the Liquidation Distribution (in either cases (a) or (b) in an amount at least equal to the aggregate Liquidation Distribution). No Holder shall have any claim (whether against the Issuer or the Guarantor) in respect of any Liquidation Distribution or part thereof not paid when it would, but for the operation of this paragraph 3.4, otherwise have become due.

3.5 Notwithstanding the foregoing, no Holder shall have any claim in respect of any Liquidation Distribution or part thereof in the event that DCIs or Substituted Preference Shares have been issued and allotted to, or to the order of, the Holders in accordance with paragraphs 5.1 and 5.2 below and/or the Issuer is dissolved pursuant to paragraphs 5.1 and 5.2.

4. Redemption and Purchase

4.1 The Preferred Securities have no fixed final redemption date and Holders have no rights to call for the redemption of the Preferred Securities. Any redemption is subject to the provisions of the Act.

4.2 The Preferred Securities are redeemable, at the option of the General Partner, subject to the satisfaction of the Redemption Conditions, in whole but not in part, on the First Call Date or any Distribution Payment Date thereafter, upon not less than 30 nor more than 60 days' notice to the Holders (published in accordance with paragraph 10) and to the Stock Exchange specifying the relevant Distribution Payment Date for redemption (the "**Optional Redemption Date**") (which notice shall be irrevocable). Upon the expiry of such notice, the Issuer shall be dissolved and the General Partner as liquidation agent shall be bound to redeem each of the Preferred Securities accordingly by payment of an amount equal to the Optional Redemption Price.

4.3 If at any time a Tax Event occurs, the effect of which cannot be avoided by the Issuer or the Guarantor or DEPFA Finance N.V., as the case may be, taking reasonable measures available to it, then the Preferred Securities may be redeemed, in whole but not in part, at the option of the General Partner, subject to satisfaction of the Redemption Conditions, at any time upon not less than 30 nor more than 60 days' notice to the Holders published in accordance with paragraph 10 specifying the relevant date for redemption (the "**Tax Event Redemption Date**") (which notice shall be irrevocable) at the Optional Redemption Price. Prior to the publication of any notice of redemption pursuant to the foregoing, the General Partner shall deliver to the Registrar a certificate signed by two directors of the Guarantor stating that the Issuer is entitled to effect such redemption and an opinion of counsel to the Guarantor experienced in such matters to the effect that a Tax Event has occurred (and specifying which of clauses (i) to (v) as set out in the definition of "Tax Event" is applicable). Upon the expiry of such notice, the Issuer shall be dissolved and the General Partner as liquidation agent shall be bound to redeem each of the Preferred Securities accordingly.

4.4 If at any time a Capital Disqualification Event occurs, the Preferred Securities may be redeemed, in whole but not in part, at the option of the General Partner, subject to satisfaction of the Redemption Conditions, at any time upon not less than 30 nor more than 60 days' notice to the Holders published in accordance with paragraph 10 specifying the relevant date for redemption (the "**Capital Disqualification Event Redemption Date**") (which notice shall be irrevocable) at the Optional Redemption Price. Prior to the publication of any notice of redemption pursuant to the foregoing, the General Partner shall deliver to the Registrar a certificate signed by two directors of the Guarantor stating that the Issuer is entitled to effect such redemption and an opinion of counsel to the Guarantor experienced in such matters to the effect that a Capital Disqualification Event has occurred. Upon the expiry of such notice, the Issuer shall be dissolved and the General Partner as liquidation agent shall be bound to redeem each of the Preferred Securities accordingly.

4.5 Under the existing requirements of the Regulator, neither the Issuer nor the Guarantor may redeem or purchase any Preferred Securities unless the Regulator gives its prior written consent. The Regulator may impose conditions on any such redemption or purchase.

5. Replacement by DCIs; Substitution for Preference Shares

5.1 Subject to the prior written consent of the Regulator, the General Partner may at any time, upon not less than 30 nor more than 60 days' notice to the Holders published in accordance with paragraph 10, replace, in whole but not in part, the Preferred Securities for DCIs issued by the Guarantor. Such notice will set out the procedures and date for such replacement. Upon such replacement, each Holder shall receive in respect of each €1,000 Liquidation Preference of Preferred Securities, DCIs of €1,000 in nominal amount and the General Partner shall dissolve, or procure the dissolution of, the Issuer. No replacement of the Preferred Securities for DCIs may be effected if immediately upon issue the

DCIs would not qualify as Tier 1 Capital or Tier 2 Capital or there is any subsisting circumstance which would give, whether immediately or upon notice or satisfaction of another condition, DEPFA Bank plc the right to redeem the DCIs on the basis that a Capital Disqualification Event has occurred in respect of the DCIs.

5.2 As soon as reasonably practicable following the occurrence of a Capital Deficiency Event or the Involuntary Dissolution of the Issuer (in circumstances where the Guarantor is itself not insolvent or in liquidation), the General Partner shall cause notice thereof to be given in accordance with paragraph 10 and take all reasonable steps to cause the substitution of the Preferred Securities by fully-paid preference shares issued directly by the Guarantor (the "**Substituted Preference Shares**") the terms of which provide the Holders in all material commercial respects with the same economic rights and benefits (including those relating to non-cumulative distributions and status, save that no additional amounts will be required to be paid in respect of any withholding or deduction for or on account of tax on payments of dividends on the Substituted Preference Shares) as are attached to the Preferred Securities and the Subordinated Guarantee taken together.

Following the creation of such Substituted Preference Shares and the obtaining of all corporate authorisations for the allotment and issue of such Substituted Preference Shares, the Guarantor undertakes that it will take all reasonable steps to allot, issue and deliver Substituted Preference Shares in satisfaction of the rights of the Holders in the circumstances and subject to the conditions described herein. The Guarantor undertakes that it will take all reasonable steps to procure that such Substituted Preference Shares will at the relevant time be listed on a recognised stock exchange.

The Guarantor undertakes that as soon as practicable after a Capital Deficiency Event or the Involuntary Dissolution of the Issuer (in circumstances where the Guarantor is itself not insolvent or in liquidation or examinership), it will give written notice to the Holders of such event and take all reasonable steps to register, or procure the registration of, the Substituted Preference Shares in the name of the Initial Holder as nominee for The Bank of New York (the "**Common Depositary**") and to arrange for a single share certificate representing the Substituted Preference Shares issued pursuant to the foregoing to be deposited with the Common Depositary, whereupon the General Partner shall dissolve, or procure the dissolution of, the Issuer and all rights of the Holders in respect of the Preferred Securities including, but not limited to, all rights of Holders to receive Distributions or Liquidation Distributions, as the case may be, will be extinguished and replaced by corresponding rights in respect of the Substituted Preference Shares.

Upon the occurrence of an Exchange Event, the General Partner will take all reasonable steps to cause the Preferred Securities or, if the Preferred Securities have already been substituted by Substituted Preference Shares registered in the name of a nominee for a common depositary of Euroclear and Clearstream, Luxembourg, such Substituted Preference Shares, to be substituted for Substituted Preference Shares registered directly in the names of the Holders.

Any such substitution shall be effected subject in each case to any applicable fiscal laws or other laws or regulations. If at the time of any substitution of the Substituted Preference Shares pursuant to the foregoing, the Preferred Securities are represented by a single certificate registered in the name of a nominee for the Common Depositary (as defined in paragraph 11), the Initial Holder shall provide a list of each of the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing systems as a person with an entitlement in respect of the Preferred Securities and in whose name (or the name of the nominee for such person) the Substituted Preference Shares should be registered and appropriate references to "Holders" in this paragraph 5.2 shall be construed accordingly.

The Guarantor undertakes that following such substitution, each Substituted Preference Share allotted will rank for any dividend from the immediately preceding Distribution Date or, if none, the Closing Date but will have no entitlement to any accrued Distributions or any other payment on the Preferred Securities. Following any partial substitution of a Holder's Preferred Securities, the relevant Paying and Transfer Agent will notify the Registrar and the General Partner who shall amend the record of the Holder's interest in the Issuer on the Register accordingly.

5.3 The Guarantor has undertaken in the Subordinated Guarantee that it will pay any Irish issue taxes, stamp duty reserve taxes and capital, stamp, issue and registration duties arising on the allotment and issue of the Substituted Preference Shares or otherwise in respect of the relevant Preferred Securities Substitution but shall not be obliged to pay any taxes or duties of any other jurisdiction. The Guarantor will not be obliged to pay and each recipient must pay all, if any, taxes arising by reference

to any disposal or deemed disposal of a Preferred Security in connection with such Preferred Securities Substitution.

5.4 The General Partner will use all reasonable endeavours to procure that certificates (if any) for Substituted Preference Shares issued on substitution will be despatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month after notice of the intended substitution has been given by the General Partner in accordance with paragraph 5.2. Upon an Involuntary Dissolution of the Issuer occurring after a Substitution Event but prior to the relevant substitution being effected, Holders will have no further rights, title or interest in or to Preferred Securities except the right to have their respective Preferred Securities substituted in the manner described above. Notwithstanding the foregoing, if Substituted Preference Shares are required to be issued, Holders will continue to be entitled to receive Distributions and/or a Liquidation Distribution in respect of the Preferred Securities until such time as notice is given by the Guarantor in accordance with paragraph 10 that the Substituted Preference Shares are available for issue upon substitution and thereafter Holders will have no further rights, title or interest in or to their Preferred Securities except to have them substituted in the manner described above.

5.5 The General Partner will use all reasonable endeavours to procure that certificates (if any) for Substituted Preference Shares issued on a Preferred Securities Substitution will be despatched by mail free of charge (but uninsured and at the risk of the person entitled thereto) within one month after notice of the intended substitution has been given by the General Partner in accordance with paragraph 5.2. Upon an Involuntary Dissolution of the Issuer occurring after a Capital Deficiency Event or an Exchange Event but prior to the relevant Preferred Securities Substitution being effected, Holders will have no further rights, title or interest in or to Preferred Securities except the right to have their respective Preferred Securities substituted in the manner described above.

6. Additional Amounts

All payments in respect of the Preferred Securities by the Issuer will be made without withholding or deduction for, or on account of, any U.K. Tax, unless the withholding or deduction of such U.K. Tax is required by law. In that event, each Holder will be entitled to receive, as further distributions, such additional amounts (the "**Additional Amounts**") as may be necessary in order that the net amounts received by the Holders after such withholding or deduction shall equal the amounts which would have been receivable in respect of the Preferred Securities in the absence of such withholding or deduction; except that no such Additional Amounts will be payable to a Holder (or to a third party on his behalf) with respect to any Preferred Security:

(a) to the extent that such U.K. Tax is imposed or levied by virtue of such Holder (or the beneficial owner) of such Preferred Security having some connection with the United Kingdom, other than merely being a Holder (or beneficial owner) of such Preferred Security; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) who would have been able to avoid such withholding or deduction by presenting the Preferred Securities to another Paying and Transfer Agent in a Member State of the European Union,

and except that the Issuer's obligations to make any such payments are subject to the limitations provided in paragraphs 2.4, 2.6, 3.1 and 3.2.

7. Payments

7.1 Distributions will be payable in accordance with the Act on the relevant Distribution Payment Date (or where any Distribution Payment Date is not a TARGET Business Day on the next TARGET Business Day (without interest in respect of such delay)) to the Holders of record as they appear on the Register on the relevant record date, which will be five TARGET Business Days prior to the relevant Distribution Payment Date.

If the General Partner gives a notice of redemption pursuant to paragraph 4.2, 4.3 or 4.4 in respect of the Preferred Securities, then on the Optional Redemption Date, the Tax Event Redemption Date or the Capital Disqualification Event Redemption Date, as the case may be, the General Partner shall procure that the Optional Redemption Price will be paid by the Registrar or by the Paying and Transfer Agent on behalf of the Issuer to the Holders. Upon such payment, all rights of Holders to participate in the assets of the Issuer or to be returned any amount in respect of the Preferred Securities (including

the Preferred Capital Contribution (or any part thereof) made by or on behalf of the Holders) will be extinguished and the Holders shall thereupon cease to be limited partners of the Issuer provided their holding of Preferred Securities are redeemed in accordance with the foregoing, and the Preferred Capital Contribution will, on payment of the Optional Redemption Price, be deemed repaid.

7.2 Subject to all applicable fiscal or other laws and regulations:

7.2.1 each payment in respect of Distributions will be made by cheque and mailed to the Holder of record at such Holder's address as it appears on the Register on the relevant record date for the Preferred Securities; and

7.2.2 any payment in respect of the Optional Redemption Price or the Liquidation Distribution in respect of any Preferred Security will be made by cheque against presentation and surrender of the relevant certificate of entitlement at the office of the Registrar or a Paying and Transfer Agent,

provided, however, that a Holder may receive such payment by direct transfer if appropriate direct transfer instructions have been received by the Registrar in sufficient time prior to the relevant date of payment. Holders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a TARGET Business Day if the Holder is late in surrendering certificates (if required to do so) or if a cheque mailed in accordance with this paragraph arrives after the due date for payment.

In the event that payment of the Optional Redemption Price in respect of any Preferred Security is improperly withheld or refused and not paid by the Issuer, Distributions on such Preferred Security, subject as described in paragraphs 2.3 and 2.4, will continue to accrue, from the Optional Redemption Date, Tax Event Redemption Date or Capital Disqualification Event Redemption Date, as the case may be, to the date of actual payment of such Optional Redemption Price.

7.3 The General Partner will, and the Guarantor has undertaken in the Subordinated Guarantee that it will procure that the General Partner will, maintain at all times whilst the Preferred Securities are outstanding (a) whilst the Preferred Securities are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, a Paying and Transfer Agent in Luxembourg, (b) whilst the Preferred Securities are listed on the Official Segment of the stock market of Euronext Amsterdam N.V., a Paying and Transfer Agent in the Netherlands (c) a Registrar having its office outside the United Kingdom and (d) a Paying and Transfer Agent having a specified office in a European Union Member State (if any) that will not be obliged to withhold or deduct tax pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive.

8. Meetings

8.1 Except as described below and provided for in the Act, Holders will not be entitled to receive notice of, or attend or vote at, any meeting of partners in the Issuer or participate in the management of the Issuer.

8.2 The consent in writing of the Holders of at least a simple majority in Liquidation Preference of the outstanding Preferred Securities or the sanction of a resolution, passed by Holders of at least a simple majority in Liquidation Preference of the Preferred Securities present or represented at a separate meeting at which the quorum shall be Holders present or represented holding at least one-third in Liquidation Preference of the outstanding Preferred Securities, shall be required in order to give effect to any variation or abrogation of the rights, preferences and privileges of the Preferred Securities by way of amendment of the Limited Partnership Agreement or otherwise (including, without limitation, the authorisation or creation of any securities or ownership interests of the Issuer ranking, as to participation in the profits or assets of the Issuer, senior to the Preferred Securities or the approval of the replacement or substitution of the Preferred Securities and/or the DCIs for obligations or securities of another entity) (unless otherwise provided in the terms of the Preferred Securities or as required by applicable law). No such sanction shall be required if, as determined by the General Partner, the change is solely of a formal, minor or technical nature or is to correct an error or cure an ambiguity or which does not adversely affect the rights of Holders, provided that the change does not reduce the amounts payable to Holders, impose any obligation on the Holders or any modification of the terms of the Preferred Securities pursuant to paragraph 8.3, in which case the General Partner shall be authorised to approve and implement such change.

8.3 Notwithstanding the foregoing, the General Partner may, without the consent or sanction of the Holders, take such action as is required in order to amend the Limited Partnership Agreement:

8.3.1 to allow an increase in the level of the Preferred Capital Contributions and the corresponding number of Preferred Securities or to create and issue one or more other series of preferred securities of the Issuer ranking *pari passu* with the Preferred Securities as regards participation in the profits and assets of the Issuer and to admit if relevant new holders in respect thereof; or

8.3.2 to authorise, create and issue one or more other series of securities or partnership interests in the Issuer ranking junior, as regards participation in the profits and assets of the Issuer, to the Preferred Securities and to admit if relevant new holders in respect thereof.

Thereafter the Issuer may, provided that the circumstances for non-payment of Distributions in paragraph 2.3 are not subsisting, without the consent of the Holders issue any such further securities either having the same terms and conditions as the Preferred Securities in all respects (or in all respects except for the first payment of Distributions on them) and so that such further issue shall be consolidated and form a single series with the Preferred Securities or upon such other terms as aforesaid. References herein to the Preferred Securities include (unless the context requires otherwise) any other securities issued pursuant to this paragraph and forming a single series with the Preferred Securities.

8.4 Notwithstanding the foregoing, no vote of the Holders will be required for the redemption, cancellation or substitution of the Preferred Securities or withdrawal of a Holder in accordance with the Limited Partnership Agreement.

8.5 The General Partner will cause a notice of any meeting at which Holders are entitled to vote and any voting forms to be mailed to each Holder. Each such notice will include a statement setting forth (a) the date, time and place of such meeting, (b) a description of any resolution to be proposed for adoption at such meeting on which such Holders are entitled to vote and (c) instructions for the delivery of proxies.

9. Covenant of the General Partner

The General Partner will undertake not to incur any indebtedness in the name of the Issuer other than the costs and expenses incidental to creating the Preferred Securities and the Issuer and any other partnership interests in the Issuer, performing its obligations in respect of the Limited Partnership Agreement, maintaining the listing of the Preferred Securities and any other partnership interests in the Issuer (where applicable), the Register, the Registrar, the Paying and Transfer Agents and a listing agent in respect of the Preferred Securities and corresponding agents (where applicable) with respect to any other partnership interests in the Issuer, the Issuer's holding of the partnership assets and any securities acquired with any other capital contributions to the Issuer or substitutions therefor and the maintenance of a custodian therefor, the exercise of the Issuer's rights in respect of the partnership assets and any securities acquired with any other capital contributions to the Issuer or substitutions therefor and the administration of the Issuer.

10. Notices

All notices to the Holders will be mailed to the Holder of record and, so long as the Preferred Securities are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, published in a leading Luxembourg daily newspaper. In addition, notices will be published in one English language daily newspaper of general circulation in Europe and, so long as the Preferred Securities are listed on the Official Segment of the stock market of Euronext Amsterdam N.V. and the rules of such exchange so require, in a daily newspaper of general circulation in the Netherlands (which is expected to be *Het Financieele Dagblad*), with notice thereof given to Euronext Amsterdam and in the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*). Any mailed notice shall be deemed to have been given one clear day after the date on which it was posted and any notice published in a newspaper shall be deemed to have been given on the date of publication or, if so published more than once or on different dates, on the date of the first publication.

11. Transfers and Form

The Preferred Securities will be in registered form.

*On or about the Closing Date, a single certificate representing the Preferred Securities will be deposited with The Bank of New York (the "**Common Depositary**") as common depositary for Euroclear and Clearstream,*

Luxembourg. The Preferred Securities will be registered in the name of the Initial Holder, as nominee for the Common Depositary. For so long as the Preferred Securities are deposited and registered as described above, book-entry interests in the Preferred Securities will be shown on, and transfers of such interests will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg.

If either or both of Euroclear and Clearstream, Luxembourg is or are closed for business for a continuous period of 14 days or more (other than for the purposes of a public holiday) or announces an intention permanently to cease business, then, subject to the occurrence of a Preferred Securities Substitution, a number of Preferred Securities corresponding to its book-entry interest in the Preferred Securities represented by the certificate held by the Common Depositary referred to above will, subject to such reasonable requirements as the General Partner may require, be transferred to each holder of an interest in the Preferred Securities whose name is notified by the Common Depositary to the Registrar. Each such holder will be registered as a Holder in the Register and registered with the Registrar at Companies House on the Register of Limited Partnerships for England and Wales in accordance with the Act and receive a certificate made out in its name. Other than in the circumstances referred to in this paragraph, definitive certificates will not be available to Holders.

If definitive certificates are made available in respect of Preferred Securities they will be available from the Registrar and from the Principal Paying and Transfer Agent in London, and will be posted to the relevant Holders at the address shown in the Register or, as applicable, in the relevant instrument of transfer within three Business Days in London of issue, by uninsured post at the risk of such Holders. Transfers of Preferred Securities if represented by definitive certificates may be effected by presentation of the relevant certificate (with the transfer certificate attached thereto duly completed on behalf of the transferor and transferee) at the specified office of the Registrar or any Paying and Transfer Agent. Where a Holder transfers some only of the Preferred Securities represented by any such certificate he shall be entitled to a certificate for the balance without charge. All transfers of Preferred Securities by Holders must be effected in accordance with the Act and subject to the provisions of the Limited Partnership Agreement.

12. Replacement of Certificates

If a certificate is damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Preferred Securities may be issued on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of out-of-pocket expenses as the General Partner may think fit and on payment of the costs of the General Partner incidental to its investigation of the evidence and, if damaged or defaced, on delivery up of the old certificate at the office of the Paying and Transfer Agent in Luxembourg.

13. Prescription

Claims against the Issuer for payment of Distributions and sums in respect of the Optional Redemption Price or Liquidation Distribution of the Preferred Securities will be prescribed in accordance with English law unless made within 10 years from the date on which such payment becomes due or, if later, the date on which the Issuer makes such payment available to Holders.

14. Governing Law and Jurisdiction

14.1 The Limited Partnership Agreement and the Preferred Securities shall be governed by, and construed in accordance with, English law, save for paragraph 3 of Schedule 2 to the Limited Partnership Agreement and paragraph 3 of the Preferred Securities which shall be governed by, and construed with, Irish law.

14.2 The Guarantor agrees for the benefit of the Holders that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Preferred Securities (respectively, "**Proceedings**" and "**Disputes**") and, for such purposes, irrevocably submits to the jurisdiction of such courts.

14.3 The Guarantor irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

14.4 The Guarantor agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to it at the offices of DEPFA BANK plc, London Branch, 1st Floor, 105 Wigmore Street, London W1V 1QY or at any address in Great Britain at which service of process may be served on it in accordance with Part XXIII of the Companies Act 1985. If the appointment of the person mentioned in this paragraph 14.4 ceases to be effective, the Guarantor shall forthwith appoint

a further person in England to accept service of process on its behalf in England. Nothing in this paragraph shall affect the right of any Holder to serve process in any other manner permitted by law.

14.5 The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of any Holder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

SUMMARY OF PROVISIONS RELATING TO THE PREFERRED SECURITIES IN GLOBAL FORM

Initial Issue of Preferred Securities

The Preferred Securities will be issued in registered form and will be initially represented by interests in a Global Certificate which will be deposited with The Bank of New York (the "**Common Depositary**") as common depositary for Euroclear and Clearstream, Luxembourg. The Preferred Securities will be registered in the name of the Initial Holder, as nominee for the Common Depositary. For so long as the Preferred Securities are deposited and registered as described above, book-entry interests in the Preferred Securities will be shown on, and transfers of such interests will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg.

Exchange

If either or both of Euroclear and Clearstream, Luxembourg is or are closed for business for a continuous period of 14 days (other than for the purposes of a public holiday) or announces an intention permanently to cease business, then, subject to the occurrence of a Preferred Securities Substitution, a number of Preferred Securities corresponding to its book-entry interest in the Preferred Securities represented by the Global Certificate held by the Common Depositary referred to above will, subject to such reasonable requirements as the General Partner may require, be transferred to each holder of an interest in the Preferred Securities whose name is notified by the Common Depositary to the Registrar. Each such holder will be registered as a Holder in the Register and registered with the Registrar at Companies House on the Limited Partnerships Register accordance with the Act and will receive a certificate made out in its name.

Accountholders

So long as the Preferred Securities are registered in the name of a nominee for a common depositary for Euroclear and Clearstream, Luxembourg, the nominee for Euroclear and Clearstream, Luxembourg will be the sole registered owner or holder of the Preferred Securities represented by the Global Certificate for all purposes under the Limited Partnership Agreement. Except as set forth under "*Description of Preferred Securities – Transfers and Form*" and under "*– Transfers of Interests*" below, the persons shown in the records of Euroclear, Clearstream, Luxembourg or any other clearing system as the holders of the Preferred Securities evidenced by the Global Certificate (each an "**Accountholder**") will not be entitled to have Preferred Securities registered in their names, will not receive or be entitled to receive physical delivery of definitive certificates evidencing interests in the Preferred Securities and will not be considered registered owners or holders thereof under the Limited Partnership Agreement. Accordingly, each Accountholder must rely on the rules and procedures of Euroclear and Clearstream, Luxembourg, as the case may be, to exercise any rights and obligations of an investor in Preferred Securities.

Payment

Each Accountholder must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for its share of each payment made by the Issuer to the registered holder of the Preferred Securities and in relation to all other rights arising under the Global Certificate, subject to and in accordance with the respective rules and procedures of Euroclear or Clearstream, Luxembourg, as the case may be. Such persons shall have no claim directly against the Issuer in respect of payments due on the Preferred Securities for so long as the Preferred Securities are represented by the Global Certificate and such obligations of the Issuer will be discharged by payment to the registered holder of the Preferred Securities in respect of each amount so paid.

Transfers of Interests

Accountholders will only be able to transfer their beneficial interests in the Preferred Securities in accordance with the restrictions described under "*Description of Preferred Securities – Transfers and Form*" and the rules and procedures of Euroclear or Clearstream, Luxembourg, as the case may be.

SUBORDINATED GUARANTEE

The following is the Subordinated Guarantee substantially in the form to be executed by the Guarantor.

THIS DEED OF GUARANTEE (the "**Subordinated Guarantee**"), dated 30th October, 2003, is executed and delivered by DEPFA BANK plc (the "**Guarantor**") for the benefit of the Holders (as defined below).

WHEREAS:

(i) the Guarantor desires to issue this Subordinated Guarantee for the benefit of the Holders, as provided herein; and

(ii) this Subordinated Guarantee is intended to provide the Holders, on a dissolution of DEPFA Funding II LP (the "**Issuer**") or on a default by the Issuer in discharging its obligations in respect of the Preferred Securities (as defined below), with rights against the Guarantor in respect of the Guaranteed Payments (as defined below) which rank *pari passu* to those which they would have had if the Preferred Securities had been directly issued non-cumulative preference shares of the Guarantor.

NOW, THEREFORE the Guarantor executes and delivers this Subordinated Guarantee as a deed poll for the benefit of the Holders.

1. Definitions

As used in this Subordinated Guarantee, capitalised terms not defined herein shall have the meanings ascribed to them in the Partnership Agreement and otherwise the following terms shall, unless the context otherwise requires, have the following meanings:

"**Guaranteed Payments**" means (without duplication) collectively (i) all Distributions due on the Preferred Securities, (ii) any Liquidation Distribution to which Holders are entitled, (iii) the Optional Redemption Price and (iv) any Additional Amounts;

"**Holder**" means, in respect of each Preferred Security, each person registered on the Register as the limited partner holding such Preferred Security at the relevant time, save that for as long as the Preferred Securities are registered in the name of a common depositary (or of a nominee for a common depositary) for Clearstream, Luxembourg and Euroclear, each person (other than Euroclear and Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear and Clearstream, Luxembourg as the holder of an interest in any Preferred Securities (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the number of Preferred Securities standing to the account of any person shall be conclusive and binding for all purposes) shall be treated by the Issuer, the Guarantor and any Paying and Transfer Agent as the holder of Preferred Securities in a nominal amount equal to such interest for all purposes other than with respect to payments, the right to which shall be vested in the name of the person appearing as the relative limited partner in the Register;

"**Irish Tax**" means any present or future taxes or duties of whatsoever nature imposed or levied by or on behalf of Ireland or any political subdivision of or by any authority therein or thereof having power to tax;

"**Partnership Agreement**" means the Limited Partnership Agreement dated 24th October, 2003 establishing the Issuer, as amended from time to time; and

"**Preferred Securities**" means the euro 6.50 per cent. Guaranteed Non-voting Non-cumulative Perpetual Preferred Securities, outstanding of the Issuer originally issued on 30th October, 2003 in the principal amount of €300,000,000, whether or not in issue on the date of this Subordinated Guarantee, the Holders of which are entitled to the benefits of this Subordinated Guarantee as evidenced by the execution of this Subordinated Guarantee.

2. Guarantee

2.1 Subject to the exceptions and limitations contained in the following provisions of this clause 2, the Guarantor irrevocably agrees to pay in full to the Holders the Guaranteed Payments, as and when due, to the extent that such payments shall not have been paid when due and payable by the Issuer regardless of any defence, right of set-off or counterclaim which the Issuer may have or assert. This Guarantee is continuing, irrevocable and absolute. The rights and claims of the Holders against the Guarantor under this Guarantee are subordinated to the claims of the Senior Creditors (as defined in clause 2.3) in that payment of the Guaranteed Payments is conditional upon satisfaction of the conditions set out in the following provisions of this clause 2.

2.2 Notwithstanding clause 2.1, the Guarantor will not, save to the extent provided in clause 2.5, be obliged to make any Guaranteed Payment if the Guarantor is prevented by applicable Irish banking regulations or other regulatory requirements from making payment in full under this Guarantee.

2.3 Notwithstanding clause 2.1, if, at the time that the Liquidation Distribution is to be paid by the Guarantor under this Subordinated Guarantee in respect of any Preferred Securities, proceedings have been commenced for the voluntary or involuntary liquidation, dissolution or winding-up of the Guarantor other than pursuant to a Permitted Reorganisation, payment under this Subordinated Guarantee of such Liquidation Distribution shall not exceed the amount per security that would have been paid as a liquidation distribution out of the assets of the Guarantor had the Preferred Securities and all Parity Securities been the most senior class of non-cumulative preference shares in the Guarantor with equivalent rights of participation in the capital of the Guarantor (whether or not the Guarantor could in fact have issued such securities at such time) and ranked:

(a) junior to all liabilities of the Guarantor including subordinated liabilities (in each case other than any liability of the Guarantor which constitutes, or is capable of constituting, Tier 1 Capital or which is referred to in (b) or (c) and any other liability expressed to rank *pari passu* with or junior to this Subordinated Guarantee) (the "**Senior Creditors**");

(b) *pari passu* with Parity Securities, if any, issued by the Guarantor and any guarantee or support agreement of the Guarantor ranking *pari passu* with this Subordinated Guarantee; and

(c) senior to Junior Share Capital.

2.4 All Guaranteed Payments made hereunder will be made without withholding or deduction for or on account of any Irish Tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Guarantor will, if permitted by the Regulator (to the extent such approval is required), pay such additional amounts (the "**Guarantor Additional Amounts**") as may be necessary in order that the net amounts received by the Holders after such withholding or deduction shall equal the amounts which would have been receivable under this Subordinated Guarantee in the absence of such withholding or deduction; except that no such Guarantor Additional Amounts will be payable to a Holder (or a third party on his behalf):

(a) to the extent that such taxes, duties, assessments or governmental charges are imposed or levied by virtue of such Holder (or the beneficial owner of a Preferred Security) having some connection with Ireland other than being a Holder (or beneficial owner) of a Preferred Security; or

(b) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(c) who would have been able to avoid such withholding or deduction by presenting the Preferred Securities to another Paying and Transfer Agent in a Member State of the European Union,

and except that the Guarantor's obligation to pay any Guarantor Additional Amounts is subject to the exceptions relating to Guaranteed Payments set out in clauses 2.2 and 2.3.

2.5 In the event that the amounts described in clauses 2.1 and 2.4 cannot be made in full by reason of either of the conditions referred to in clause 2.2 or 2.3, such amounts will be payable *pro rata* in the Relevant Proportion and the obligations of the Guarantor in respect of any such unpaid balance shall lapse.

2.6 The Guarantor hereby waives notice of acceptance of this Subordinated Guarantee and of any liability to which it applies or may apply, presentment, demand for payment, protest, notice of non-payment, notice of dishonour, notice of redemption and all other notices and demands.

2.7 The obligations, covenants, agreements and duties of the Guarantor under this Subordinated Guarantee shall in no way be affected or impaired by reason of the happening from time to time of any of the following:

(a) the release or waiver, by operation of law or otherwise, of the performance or observance by the Issuer of any express or implied agreement, covenant, term or condition relating to the Preferred Securities to be performed or observed by or on behalf of the Issuer;

(b) the extension of time for the payment by or on behalf of the Issuer of all or any portion of any Distribution, the Optional Redemption Price, the Liquidation Distribution or any other sums

payable under the terms of the Preferred Securities or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Preferred Securities;

(c) any failure, omission, delay or lack of diligence on the part of Holders to enforce, assert or exercise any right, privilege, power or remedy conferred on the Holders pursuant to the terms of the Preferred Securities, or any action on the part of the Issuer granting indulgence or extension of any kind;

(d) the voluntary or involuntary winding-up, dissolution, amalgamation, reconstruction, sale of any collateral, receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganisation, arrangement, composition or readjustment of debt of, or other similar proceedings affecting, the Issuer or any of the assets of the Issuer;

(e) any invalidity of, or defect or deficiency in, the Preferred Securities; or

(f) the settlement or compromise of any obligation guaranteed hereby or hereby incurred.

There shall be no obligation on the Holders to give notice to, or obtain consent of, the Guarantor with respect to the happening of any of the foregoing.

2.8 This Subordinated Guarantee shall be deposited with and held by the Registrar until all the obligations of the Guarantor have been discharged in full. The Guarantor hereby acknowledges the right of every Holder to the production of, and the right of every Holder to obtain a copy of, this Subordinated Guarantee from the Registrar.

2.9 A Holder may enforce this Subordinated Guarantee directly against the Guarantor, and the Guarantor waives any right or remedy to require that any action be brought against the Issuer or any other person or entity before proceeding against the Guarantor. All waivers contained in this Subordinated Guarantee shall be without prejudice to the right to proceed against the assets of the Issuer and the General Partner as permitted by the terms of the Preferred Securities. The Guarantor agrees that this Subordinated Guarantee shall not be discharged except by complete performance of all obligations of the Guarantor under this Subordinated Guarantee.

2.10 The Guarantor shall be subrogated to any and all rights of the Holders against the assets of the Issuer in respect of any amounts paid to the Holders by the Guarantor under this Subordinated Guarantee. The Guarantor shall not (except to the extent required by mandatory provisions of law) exercise any rights which it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of a payment under this Subordinated Guarantee, if, at the time of any such payment, any amounts are due and unpaid under this Subordinated Guarantee. If the Guarantor shall receive or be paid any amount with respect to the Preferred Securities in violation of the preceding sentence, the Guarantor agrees to pay over such amount to the Holders.

2.11 The Guarantor acknowledges that its obligations hereunder are several and independent of the obligations of the Issuer with respect to the Preferred Securities and that the Guarantor shall be liable as principal and sole obligor hereunder to make Guaranteed Payments pursuant to the terms of this Subordinated Guarantee, notwithstanding the occurrence of any event referred to in clause 2.7.

2.12 Subject to applicable law, the Guarantor agrees that its obligations hereunder constitute unsecured obligations of the Guarantor subordinated in right of payment to Senior Creditors and will at all times rank:

(a) junior to all Senior Creditors;

(b) *pari passu* with Parity Securities, if any, issued by the Guarantor and any guarantee or support agreement of the Guarantor ranking *pari passu* with this Subordinated Guarantee and issued in respect of Parity Securities issued by the Issuer or any Subsidiary; and

(c) senior to Junior Share Capital.

2.13 Following a breach by the Guarantor of its payment obligations under this Subordinated Guarantee, a Holder may petition in Ireland for the winding-up of the Guarantor and claim in the liquidation of the Guarantor but no other remedy shall be available to the Holder in respect of any breach by the Guarantor of its payment obligations under this Guarantee.

2.14 No Holder shall following any breach by the Guarantor of any of its obligations under this Subordinated Guarantee be entitled to exercise any right of set-off or counterclaim which may be available to it against amounts owing by the Guarantor to such Holder. Notwithstanding the

provisions of the foregoing sentence, if any of the said rights and claims of any Holder against the Guarantor is discharged by set-off, such Holder will immediately pay an amount equal to the amount of such discharge to the Guarantor or, in the event of its winding-up, the liquidator of the Guarantor and until such time as payment is made will hold a sum equal to such amount in trust for the Guarantor, or the liquidator of the Guarantor and accordingly any such discharge will be deemed not to have taken place.

2.15 In the event of the winding-up of the Guarantor if any payment or distribution of assets of the Guarantor of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Guarantor being subordinated to the payment of amounts owing under this Subordinated Guarantee, shall be received by any Holders, before the claims of Senior Creditors have been paid in full, such payment or distribution shall be held in trust by the Holder, as applicable, and shall be immediately returned by it to the liquidator of the Guarantor and in that event the receipt by the liquidator shall be a good discharge to the relevant Holder. Thereupon, such payment or distribution will be deemed not to have been made or received.

3. Undertakings

3.1 The Guarantor undertakes that it will not issue any Tier 1 Securities ranking senior to its obligations under this Subordinated Guarantee or enter into any support agreement or give any guarantee in respect of any Tier 1 Securities issued by any Subsidiary or other entity if such support agreement or guarantee would rank senior to this Subordinated Guarantee unless this Subordinated Guarantee is changed to give the Holders such rights and entitlements as are contained in or attached to such securities or such other support agreement or guarantee so that this Subordinated Guarantee ranks *pari passu* with, and contains substantially equivalent rights of priority as to payment on, any Tier 1 Securities or such other support agreement or guarantee.

3.2 The Guarantor undertakes that, in the event that any Distribution is not paid to Holders in accordance with the rights attaching to the Preferred Securities in accordance with the Partnership Agreement, the Guarantor will not:

(a) declare or pay any distribution or dividend and, where applicable, will procure that no distribution or dividend is declared or paid on any Junior Share Capital, until after the following Distribution Payment Date on which Distributions are in respect of the Preferred Securities paid in full (or an amount equivalent to the distributions to be paid in respect of the next Distribution Period has been paid or irrevocably set aside for payment to the Holders); or

(b) (if permitted) repurchase or redeem Parity Securities or Junior Share Capital until after the following Distribution Payment Date on which Distributions in respect of the Preferred Securities are paid in full (or an amount equivalent to the distributions to be paid in respect of the next Distribution Period has been paid or irrevocably set aside for payment to the Holders).

3.3 The Guarantor undertakes that, so long as any of the Preferred Securities is outstanding:

(a) unless the Guarantor is itself being wound up, it will not permit, or take any action that would or might cause, the liquidation, dissolution or winding-up of the Issuer (or the General Partner if the Guarantor itself is not the general partner) otherwise than with the prior approval of the Regulator (if then required); and

(b) the General Partner will at all times be either the Guarantor itself or a directly or indirectly wholly-owned Subsidiary of the Guarantor,

unless, in the case of (a) or (b), otherwise approved by a simple majority of the Holders by vote or in writing.

3.4 The Guarantor undertakes to take all reasonable steps to ensure that, with effect from the date of its annual general meeting in 2004 it will at all times have a sufficient number of authorised but unissued Substituted Preference Shares to permit the substitution thereof for all outstanding Preferred Securities and undertakes to take all reasonable steps to ensure that all corporate authorisations will have been taken for the allotment and issue of the same free from pre-emptive rights. Following the creation of such Substituted Preference Shares and obtaining such corporate authorisations as aforesaid, the Guarantor further undertakes that (a) upon the occurrence of a Capital Deficiency Event, the Involuntary Dissolution of the Issuer (in circumstances where the Guarantor is not itself insolvent or in liquidation) or an Exchange Event, it will take all reasonable steps to allot, issue and

deliver Substituted Preference Shares in satisfaction of the rights of the Holders in the circumstances and subject to the conditions described in the Partnership Agreement, (b) it will take all reasonable steps to procure that such Substituted Preference Shares will at the relevant time be listed on a recognised stock exchange and (c) it will pay any Irish issue taxes, stamp duty reserve taxes and capital, stamp, issue and registration duties arising on the allotment and issue of the Substituted Preference Shares or otherwise in respect of the relevant Preferred Securities Substitution but shall not be obliged to pay any taxes or duties of any other jurisdiction. The Guarantor undertakes that as soon as practicable after a Capital Deficiency Event or the Involuntary Dissolution of the Issuer (in circumstances where the Guarantor is itself not insolvent or in liquidation or an Exchange Event) it will give written notice to the Holders of such event and take all reasonable steps to cause the substitution of the Preferred Securities by the Substituted Preference Shares all as more fully described in paragraph 5.2 of the Description of the Preferred Securities. The Guarantor undertakes that following such substitution, each Substituted Preference Share allotted will rank for any dividend from the immediately preceding Distribution Payment Date or, if none, the Closing Date and will have no entitlement to any accrued Distributions or any other payment on the Preferred Securities.

3.5 The Guarantor will procure that it will maintain at all times whilst the Preferred Securities are outstanding (a) whilst the Preferred Securities are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, a Paying and Transfer Agent in Luxembourg, (b) whilst the Preferred Securities are listed on the Official Segment of the stock market of Euronext Amsterdam N.V., a Paying and Transfer Agent in the Netherlands, (c) a Registrar having its office outside the United Kingdom and (d) a Paying and Transfer Agent having a specified office in a European Union Member State (if available) that will not be obliged to withhold or deduct tax pursuant to European Union Directive 2003/48/EC on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive.

4. Termination

With respect to the Preferred Securities, this Subordinated Guarantee shall terminate and be of no further force and effect upon the earliest of:

4.1 full payment of the Optional Redemption Price; or

4.2 purchase and cancellation of, all Preferred Securities; or

4.3 full payment of the Liquidation Distribution; or

4.4 the issue and allotment of the Substituted Preference Shares to or to the order of the Holders; or

4.5 the issue of DCIs to or to the order of the Holders,

provided however that this Subordinated Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time payment of any sums paid in respect of the Preferred Securities or under this Subordinated Guarantee must be restored by a Holder for any reason whatsoever.

5. Transfer; Amendment; Notices

5.1 Subject to operation of law, all guarantees and agreements contained in this Subordinated Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Guarantor and shall inure to the benefit of the Holders. The Guarantor shall not transfer its obligations hereunder without the prior approval of the Holders of not less than a simple majority in Liquidation Preference of the outstanding Preferred Securities (excluding any Preferred Securities held by the Guarantor or subsidiary of the Guarantor), which approval shall be obtained in accordance with procedures contained in Schedule 2 to the Limited Partnership Agreement and applicable law.

5.2 Except for those changes (a) required by clause 3.1 hereof; or (b) which do not adversely affect the rights of Holders (in any of which cases no agreement will be required), this Subordinated Guarantee shall be changed only by agreement in writing signed or sealed by the Guarantor with the prior approval of the Holders of not less than a simple majority in Liquidation Preference of the outstanding Preferred Securities (excluding any Preferred Securities held by the Guarantor or any subsidiary of the Guarantor), which approval shall be obtained in accordance with the procedures contained in Schedule 2 to the Limited Partnership Agreement and applicable law.

5.3 Any notice, request or other communication required or permitted to be given hereunder to the Guarantor shall be given in writing by delivering the same against receipt therefor or be addressed to the Guarantor, as follows, to:

DEPFA BANK plc
International House
3, Harbourmaster Place
Dublin 1
Ireland

Attention:	The Company Secretary
Telephone:	+353 1 607 1600
Facsimile:	+353 1 829 0213

The address of the Guarantor may be changed at any time and from time to time and shall be the most recent such address furnished in writing by the Guarantor to the registrar for the Preferred Securities.

Any notice, request or other communication required or permitted to be given hereunder to the Holders shall be given by the Guarantor in the same manner as notices sent on behalf of the Issuer to Holders.

5.4 This Subordinated Guarantee is solely for the benefit of the Holders and is not separately transferable from their interests in respect of the Preferred Securities.

6. Governing Law and Jurisdiction

6.1 This Subordinated Guarantee is governed by, and shall be construed in accordance with, English law, save for paragraph 2.12 which shall be governed by, and construed in accordance with, Irish law.

6.2 The Guarantor agrees for the benefit of the Holders that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Preferred Securities (respectively "**Proceedings**" and "**Disputes**") and, for such purposes, irrevocably submits to the jurisdiction of such courts.

6.3 The Guarantor irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

6.4 The Guarantor agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to it at the offices of DEPFA BANK plc, London Branch, 1st Floor, 105 Wigmore Street, London W1U 1QY or at any address in Great Britain at which service of process may be served on it in accordance with Part XXIII of the Companies Act 1985. If the appointment of the person mentioned in this Clause 6.4 ceases to be effective, the Guarantor shall forthwith appoint a further person in England to accept service of process on its behalf in England. Nothing in this paragraph shall affect the right of any Holder to serve process in any other manner permitted by law.

6.5 The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of any Holder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

IN WITNESS WHEREOF this Subordinated Guarantee has been executed as a deed poll on behalf of the Guarantor.

The COMMON SEAL of)
DEPFA BANK plc was affixed)
to this Deed in the presence of:)

USE OF PROCEEDS

The proceeds of the issue of the Preferred Securities, amounting to approximately €300,000,000, will augment the Group's regulatory capital base. Commissions and expenses in relation to the issue of the Preferred Securities will be paid separately - see "*Subscription and Sale*" and "*General Information*" below. The Issuer will use the proceeds raised from the issuance of the Preferred Securities to subscribe for the Subordinated Note issued by a directly or indirectly wholly-owned subsidiary of the Guarantor.

DEPFA FUNDING II LP

Introduction

The Issuer was registered in England and Wales on 24th October, 2003 under the Limited Partnerships Act 1907, with the Guarantor as the general partner (the "**General Partner**") and The Bank of New York Depository (Nominees) Limited as the initial limited partner (the "**Initial Limited Partner**"). The General Partner and the Initial Limited Partner will enter into a limited partnership agreement before the Closing Date (the "**Limited Partnership Agreement**") for the purpose of establishing the Issuer. The Issuer is not a legal entity separate from its partners and has no subsidiaries. The Limited Partnership Agreement does not create a trust relationship between any of the partners.

The General Partner, incorporated in Ireland with registered number 348819, is the sole General Partner of the Issuer and, as such, solely manages the Issuer (subject to the appointment by the Issuer of the Administrator as described below). The Guarantor will undertake in the Subordinated Guarantee to ensure that, unless otherwise approved by a simple majority of the Holders, the General Partner will at all times be either the Guarantor itself or a directly or indirectly wholly-owned subsidiary of the Guarantor.

Provided that the Limited Partners do not become involved with the administration of the limited partnership, and subject to compliance with the provisions of the Act, the liability of the Limited Partners for the debts or obligations of the limited partnership will be limited to the amount of partnership capital which they have contributed or agreed to contribute to the partnership, i.e. €1,000 per Preferred Security.

No financial statements of the Issuer have yet been prepared. The first financial statements of the Issuer are expected to be prepared for the period ending on 31st December, 2003. Thereafter, it is intended that the Issuer will prepare audited annual financial statements. It is not intended that the Issuer will publish interim financial statements.

Activity

The business of the Issuer is generally to raise finance for the Group and is more particularly described in the Limited Partnership Agreement. The Issuer has carried out no operations since its registration other than in relation to the creation of the Preferred Securities. The capital contributions to be made by the Limited Partners will be used by the Issuer to subscribe for the Subordinated Note issued either by a directly or indirectly wholly-owned subsidiary of the Guarantor.

Administration

For U.K. regulatory purposes, the Issuer will be operated by the General Partner or, insofar as the General Partner is not so authorised, by an administrator (the "**Administrator**") authorised by the FSA under the Financial Services and Markets Act 2000 (the "**FSMA**") to establish, operate and wind-up collective investment schemes. The registered offices of the Issuer and of the General Partner are 1st Floor, 105 Wigmore Street, London W1U 1QY and International House, 3, Harbourmaster Place, Dublin 1, Ireland respectively. Neither the Initial Limited Partner nor any Holder may participate in the administration of the Issuer.

The General Partner has agreed to contribute capital from time to time to the extent required for the Issuer to meet any operating expenses which it may have. The General Partner has also agreed that it will at all times maintain sole ownership, whether directly or indirectly, of its general partner interest in the Issuer, subject to the terms of the Limited Partnership Agreement. The Limited Partnership Agreement provides that all of the Issuer's business and affairs will be conducted by the General Partner save for those operational matters required to be performed by an Administrator under the FSMA. The General Partner will have unlimited liability for the debts and obligations of the Issuer to the extent that these cannot be satisfied out of partnership assets.

If the Issuer is dissolved, the Limited Partnership Agreement provides that the General Partner will only be entitled to any assets of the Issuer remaining after (i) all debts and other liabilities of the Issuer have been satisfied in full and (ii) the full Liquidation Preference to which the Holders are entitled and all other amounts to which the holders of any other partnership interests are entitled have been paid to, or irrevocably set aside for, such holders, provided that upon any dissolution of the Issuer pursuant to any replacement of the Preferred Securities by DCIs or any substitution of the Preferred Securities by Substituted Preference Shares, the General Partner will be entitled to any assets of the Issuer remaining after all debts and other liabilities of the Issuer have been satisfied in full and the Holders will not be entitled to any assets of the Issuer.

Capitalisation

In addition to the initial capital contribution by the General Partner, the initial capital contribution of €1.00 of the Initial Limited Partner and the preferred capital contribution of €300,000,000 to be made by the Initial Limited Partner in relation to the Preferred Securities and such other capital contributions as may be made by the General Partner from time to time to meet certain operating expenses of the partnership, the General Partner may accept additional limited partners and additional capital contributions to the Issuer in accordance with the provisions of the Limited Partnership Agreement.

Indebtedness

Since the date of its registration, the Issuer has not had any loan capital outstanding, has not incurred any borrowings, has had no contingent liabilities, has not granted any guarantees and does not intend to have outstanding any such loan capital, incur any such borrowings, have any such contingent liabilities or grant any such guarantees other than in connection with the issue of the Preferred Securities and other partnership interests in the Issuer. The General Partner will undertake not to incur any indebtedness in the name of the Issuer other than the costs and expenses incidental to creating the Preferred Securities and the Issuer and any other partnership interests in the Issuer, performing its obligations in respect of the Limited Partnership Agreement, maintaining the listings of the Preferred Securities, the Register, the Registrar, the Paying and Transfer Agents and listing agents in respect of the Preferred Securities and corresponding agents (where applicable) with respect to any other partnership interests in the Issuer, the Issuer's holding of the partnership assets and any other securities acquired with any other capital contributions to the Issuer or substitutions therefor and the maintenance of any custodian therefor, the exercise of the Issuer's rights in respect of the partnership assets and any other securities acquired with any other capital contributions to the Issuer or substitutions therefor and the administration of the Issuer.

DESCRIPTION OF DEPFA BANK PLC

Introduction

DEPFA BANK public limited company (the "**Guarantor**") was incorporated in the Republic of Ireland on 9th October, 2001 and, following completion of the restructuring below, is the parent company of the Guarantor's group of companies, comprising the Guarantor and its consolidated subsidiaries (the "**Group**"), which is a specialist European provider of financial services to public sector clients. The Guarantor is a public limited company based in Dublin and has a banking licence from the Central Bank of Ireland, since May 2003 the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland (the "**Regulator**"). The Guarantor has been registered in the Irish Companies Registration Office, and has been given company number 348819. Its shares are listed on the Frankfurt Stock Exchange. It has a network of subsidiaries, branches and offices across many European countries, as well as in North America and Asia.

The Group, including the Guarantor, provides a broad range of products and services to public sector entities, from government budget financing and financing of infrastructure projects to placing of public sector assets and investment banking and other advisory services.

Certain Business Developments

The aim of the Group is to position itself within a few years as one of the world's leading providers of public sector financial services. The Group intends to cover the entire value chain for public sector finance with a wide range of services. In addition, the Group aims to increase its investment banking services and to provide credit analysis and asset management services. The Group plans to expand in these areas, allocating more capital to these businesses and strengthening its capital market activities.

The Group has direct client contacts with many state entities. In addition, management of the Group (the "Management") believes that the Group is, at the date of this Offering Circular, a cost leader in the field of capital market transactions. Management believes that over the last eight years the Group has enhanced its position vis a vis its competitors. This relative improvement has been made possible by paying close attention to the investor base. Management believes that the Group's capital and money market products are well suited to the needs of major institutional investors worldwide and this has been complemented for many years by direct account management on the money market side. The Group is in regular contact with global fixed income investors via its deposit business. The Group intends to reinforce these relationships still further and use them over the next few years to sell other capital market products, including derivatives in addition to money market products and asset management. Management intends that the Group continue to issue asset covered bonds denominated in U.S. dollars, with a view to expanding further the investor base in the North American market in particular, as well as in the Asian markets.

The Group is aiming to expand its public sector financing business in Europe and to supplement its budget finance activities with higher margin business. Management believes that the Group's low cost production gives the Group an advantage in a highly competitive market.

Management believes that the Group's expertise in credit analysis of public sector entities allows greater accuracy in pricing of public sector loans and, in particular, more effective risk control. The standards of the Group's credit analysis have uniform application worldwide in the Group and are integrated in the Group's internal rating system. Management believes this expertise gives the Group a competitive advantage when entering new markets, as in Japan, in particular.

The Group's goal is to focus on those public sector entities involved in large volume business. The Group advises individual public sector debtors on their international capital market transactions or preparations for the ratings process. In addition to pure budget financing, the Group has also built up infrastructure financing in recent years.

In future the Group plans to increase its placement activities in Western Europe taking advantage of the Group's ties to institutional investors on the one hand (lenders) and public sector entities (borrowers) on the other.

Management of the Group believes that the establishment of DEPFA ACS BANK should bring significant benefits for the budget finance business, which is traditionally characterised by large volumes, high asset quality and relatively low margins. Management believes these benefits should arise from improved funding opportunities and the ability to issue, through DEPFA ACS BANK, an additional fixed income product in

the capital markets, namely public credit covered securities under the ACS Act (see further details under "Current Position and Recent Developments" below).

The Group has strengthened its base in the United States by establishing an agency of the Guarantor in New York. (See further details under "Current Position and Recent Developments" below).

Management believes that the Group has a unique market position in Central and Eastern Europe and is already well placed in practically every country in that region through its investment-banking arm, DEPFA Investment Bank Limited ("**DIBL**"). The Group uses investment banking techniques in its activities in these regions, i.e. relating primarily to advisory and placement business. The Group (through DIBL) has pursued its aim of expanding into Asia by opening a representative office in Hong Kong. Its remit will be to source investment bank business of the type which it currently conducts in Eastern Europe. Over the next few years, Management believes that it will also be necessary to expand the staff base of DIBL. Management also believes that DIBL will also play an important role in building up placement business in Western Europe.

For the past four years, the Group has been operating in Japan via a branch of the former parent, DEPFA Deutsche Pfandbriefbank AG.

Completion of the Restructuring

The restructuring of the DEPFA group, under which the property financing business was spun off into what is now Aareal Bank AG (formerly DePfa Bank AG), and the public sector lending business concentrated under the auspices of the Guarantor was completed in June 2002. To summarise, the major steps in the restructuring began when the Guarantor was incorporated on 9th October, 2001 under the name of DEPFA Holding plc (the "new Irish Parent Company"). In January 2002 it launched an exchange offer for the shares of the then parent company DEPFA Deutsche Pfandbriefbank AG on a 1:1 basis. At the close of the final acceptance period on 13th March, 2002 a total of 98.1 per cent. of the DEPFA Deutsche Pfandbriefbank AG shares had been tendered for exchange for shares in the new Irish Parent Company. On 20th March, 2002 the shares of the new Irish Parent Company were listed on the Frankfurt Stock Exchange.

After completion of the share exchange DEPFA Deutsche Pfandbriefbank AG sold subsidiaries, including DePfa-Bank Europe plc and Aareal Bank AG, to the new Irish Parent Company. In early April 2002, the new Irish Parent Company changed its name to DEPFA BANK plc and obtained a banking licence from the Regulator.

The next stage of the restructuring involved the distribution of the then group's property business to the shareholders of the Guarantor by way of a de-merger. The de-merger was effected by reducing the capital of the Guarantor and transferring the shares of Aareal Bank AG to the shareholders of the Guarantor as a repayment of capital. On 13 May 2002 the Irish High Court approved the reduction of the capital of the Guarantor and the Aareal Bank AG shares were allocated to the Guarantor's shareholders on 20th June, 2002 on a 1:1 basis. After completion of the de-merger, the Guarantor became the parent company of the group of companies comprising the pre-restructuring public finance business.

On 2nd December, 2002 DePfa-Bank Europe plc successfully completed the planned transfer of substantially all its banking business to the Guarantor pursuant to Part III of the Irish Central Bank Act 1971.

Current Position and Recent Developments

Following the conclusion of the restructuring, and in accordance with its terms, the public finance activities have been managed by the Guarantor pursuant to a universal banking licence. The former structure of the Group, with the parent company as a specialist institution (mortgage bank) and the subsidiary as a universal bank, has thus been reversed. At the date of this Offering Circular, the covered bond issuing activities were being conducted by two subsidiaries of the Guarantor: DEPFA Deutsche Pfandbriefbank AG, based in Frankfurt which is responsible for the issue of Pfandbriefe in Germany; and DEPFA ACS BANK as the Irish asset covered securities bank, which is responsible for the issue of public credit covered securities under the terms of the Irish Asset Covered Securities Act, 2001 (the "ACS Act"). The ACS Act allows for the issue of asset covered securities that are similar to the German Pfandbriefe. At the date of this Offering Circular the Group concentrated on three main areas of public sector financing: budget financing, infrastructure financing and the investment banking business.

Following successful applications made by the Management of the Group to the Hong Kong Monetary Authority, the Group has obtained approval to open a DIBL representative office in Hong Kong with a remit to expand DIBL's investment banking activities in the Asian market. Management anticipates that DIBL's approach to the Asian financial markets will be conducted along the same lines as that of its franchise in the EU accession countries of Eastern Europe since 1998.

Following successful applications made by the Management of the Group to the Superintendent of Banks in the State of New York and to the Board of Governors of the Federal Reserve System, the Group has obtained a license to establish and maintain an agency of the Group in the State of New York. The agency's remit will be to source public sector financing activities which complement the Group's activities in Europe and Asia, including providing liquidity support facilities for US municipalities and government-sponsored enterprises, as well as selling credit protection on such entities.

On 6th March, 2003 DEPFA ACS issued €4,000,000,000 (increased to €5,000,000,000 on 22nd April, 2003) 3.25 per cent. Asset Covered Securities due 15th April, 2008. On 22nd May, 2003 DEPFA ACS issued €3,500,000,000 3.875 per cent. Asset Covered Securities due 15th July, 2013. The Asset Covered Securities were rated AAA/Aaa by Moody's Investors Service, Inc., Standard and Poor's Rating Services, a division of McGraw Hill Companies Inc and Fitch Ratings.

Business Performance and Outlook

There have been no significant changes in the development of the Guarantor or the Group. Management believes that the Group is developing in line with its expectations.

Taxation

The Guarantor is located in the International Financial Services Centre (the "**IFSC**") in Dublin, Ireland. The IFSC is a special business centre for which lower tax rates apply for offshore business. The Guarantor has a certificate under section 446 of the Irish Taxes Consolidation Act 1997, certifying eligibility for lower tax rates. This lower tax rate is scheduled to terminate on 31st December, 2005. A general rate of 12.5 per cent. corporation tax on all other trading income has applied since 1st January, 2003. Management expects that the Guarantor should be able to avail of this rate when its lower rate terminates in 2005.

Registered Office

The registered office of the Guarantor is International House, 3 Harbourmaster Place, IFSC, Dublin 1, Ireland. The registered number of the Guarantor is 348819.

Branches, Representative Offices and Subsidiaries of the Guarantor

The Group currently has a presence in the following cities through its network of branches, representative offices and subsidiaries: Amsterdam, Copenhagen, Dublin, Frankfurt am Main, Hong Kong, London, Madrid, New York, Nicosia, Paris, Rome, and Tokyo. (See further details under "Description of the Principal Subsidiaries of the Guarantor" below).

Objects and Share Capital

The primary object of the Guarantor is to carry on the business of banking in all its forms, including borrowing, raising or taking up money and employing and using the same.

At the date of this Offering Circular, the Guarantor's authorised share capital consisted of €130 million comprised of 43,333,334 shares with a par-value of €3 each. The Guarantor's issued share capital was €106 million comprised of 35,301,972 shares and was fully paid-up. The Guarantor's shares are entitled to dividends and are not divided into classes. Each share is entitled to one voting right. The Guarantor does not hold any of its own shares.

Basle Convention on the Treatment of Equity Capital

Under the capital regulations of the Regulator, at 30th June, 2003 the Guarantor's consolidated tier 1 capital ratio was risk-weighted at 10.79 per cent. and its consolidated total capital to risk-weighted assets ratio was 18.14 per cent. Also at that date, 74 per cent. of the Guarantor's consolidated on balance sheet assets were 0 per cent. risk-weighted, 3 per cent. were weighted at 10 per cent., 19 per cent. of such assets were 20 per cent. risk-weighted, with 2 per cent. weighted at both 50 per cent. and 100 per cent. respectively.

Auditors

The Guarantor's auditors are PricewaterhouseCoopers Dublin.

Financial Year

The financial year of the Group is the calendar year.

The Board of Directors of DEPFA BANK plc

There are currently 13 members of the Board of Directors of the Guarantor, 6 of whom are Executive Directors. Alternate Directors may also be appointed under the Memorandum and Articles of Association of the Guarantor. The Guarantor does not have a Supervisory Board.

Members	*Principal Outside Activities*
Gerhard Bruckermann *(Chairman and CEO)*	Chairman of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K. K. Member of the Board of Directors of DEPFA Investment Bank Ltd. Member of the Advisory Board of Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH. Member of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG.
Dr. Thomas M. Kolbeck *(Vice Chairman and Deputy CEO)*	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K. K. Chairman of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG.
Dermot M. Cahillane	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DBE Property Holdings Ltd. Member of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Board of Directors of DEPFA ACS BANK. Member of the Board of Directors of DePfa Capital Japan K. K.
Fulvio Dobrich	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Board of Directors of DEPFA UK Ltd. Member of the Board of Directors of DePfa Funding Trust. Member of the Board of Directors of DePfa Funding LLC. Member of the Board of Directors of DLF Inc. Member of the Board of Directors of Malibart Ltd. Member of the Board of Directors of Segundo Ltd.
Dr. Reinhard Grzesik	Member of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG. Member of the Board of Directors of DePfa-Bank Europe plc.
Jürgen Karcher	Vice-Chairman of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG. Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Supervisory Board of Cytonet GmbH.
Dr. Richard Brantner	Member of the Board of Directors of European Investment Bank. Member of the Board of Directors of DePfa-Bank Europe plc. Deg. DT. Investions und Entwicklungsgesellschaft. Member of the Supervisory Board of Aareal Bank AG. Member of the Board of Directors of Integrata AG.
Prof. Dr. Alexander Hemmelrath	Partner in Haarmann Hemmelrath & Partner. Member of the Board of Directors of Advanced Medien AG. Gieag. Member of the Board of Directors of Seitz AG. Member of the Board of Directors of Supermarket Media AG.
Maurice O'Connell	None.
Jacques Poos	Member of the Board of Directors of Banque BNP Paribas (Luxembourg).
Hans W. Reich	Member of the Board of Directors of Thyssen Krupp Werften GmbH. Member of the Board of Directors of Frachtkontor Junge & Co. Member of the Board of Directors of HUK-COBURG-Allgemeine-Versicherungs-AG. Member of the Board of Directors of Krankenversicherungs-AG der HUK-COBURG. Member of the

	Board of Directors of Lebensversicherung-AG der HUK-COBURG. Member of the Board of Directors of ALSTROM GmbH. Member of the Board of Directors of Deutsche Telekom AG. Member of the Board of Directors of IKB Deutsche Industriebank AG. Member of the Board of Directors of RAG AG. Member of the Board of Directors of Thyssen Krupp Steel AG. Haftplicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschland AG. Member of the Board of Directors of HUK-COBURG Holding GmbH. Member of the Board of Directors of Deutsche Energie-Agentur GmbH. Member of the Supervisory Board of Aareal Bank AG.
Prof. Dr. Frances Ruane	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DEPFA ACS BANK. Douglas Hyde Gallery. Irish Writers' Centre. National Children's Hospital Foundation Board.
Prof. Dr. Dr. h.c. mult. Hans Tietmeyer	Member of the Board of Directors of Bank for International Settlements. Member of the Board of Directors of BDO Deutsche Warentreuhand AG. DWS Investment GmbH. Member of the Board of Directors of ING Groep N.V. Member of the Board of Directors of Hauck & Aufhäuser Privatbankiers KgaA. Member of the Supervisory Board of Aareal Bank AG.

Addresses of the Board of Directors of DEPFA BANK plc

The business address of Gerhard Bruckermann, Dermot Cahillane and Reinhard Grzesik is 3 Harbourmaster Place, International House, International Financial Services Centre, Dublin 1, Ireland. The business address of Thomas Kolbeck and Jürgen Karcher is An der Welle 5, 60322 Frankfurt, Germany. The business address of Fulvio Dobrich is 39th floor, 570 Lexington Avenue, New York, NY 10022, USA. The business address of Richard Brantner is Erhard-Junghans Strasse 29, 78713 Schramberg, Germany. The business address of Hans Reich is KFW, Palmengartenstrasse 5-9, D-60325 Frankfurt, Germany. The business address of Frances Ruane is Department of Economics, Trinity College, Dublin 2, Ireland. The business address of Hans Tietmeyer is Reichenbachweg 15b, 61462 Königstein, Germany. The business address of Jacques Poos is 45 Square Emile Mayrisch, Esch-Alzette L4240, Luxembourg. The business address of Alexander Hemmelrath is Haarmann, Hemmelrath & Partner, Rechtsanwälte, Wirtschaftsprüfer, Steuerberater GbR, Maximilianstrasse 35, 80539 Munich, Germany. The business address of Maurice O'Connell is 9 Cypress Lawn, Templeogue, Dublin 6W, Ireland.

DESCRIPTION OF THE PRINCIPAL SUBSIDIARIES OF THE GUARANTOR

The principal subsidiaries of the Guarantor are as follows:

DEPFA Deutsche Pfandbriefbank AG, Frankfurt

DEPFA Deutsche Pfandbriefbank AG, the former parent of the Group, is governed by the German Mortgage Bank Act (MBA) and since its split from Aareal Bank AG concentrates purely on public sector lending.

DePfa-Bank Europe plc, Dublin

DePfa-Bank Europe plc ("DePfa Europe") has historically been responsible for lending to European central, regional and local authorities outside Germany and into Japan and North America. On 2nd December, 2002, DePfa Europe transferred substantially all of its banking business to the Guarantor, and it is proposed to transfer all of the remaining assets and liabilities of DePfa Europe to the Guarantor as soon as reasonably practical. There are no immediate plans to liquidate DePfa Europe.

DEPFA ACS BANK, Dublin

DEPFA ACS BANK is an unlimited company wholly owned by the Guarantor, the primary purpose of which is to provide funding to the Group by issuing asset covered securities under the Irish Asset Covered Securities Act 2001.

DEPFA Investment Bank Ltd., Nicosia

DEPFA Investment Bank Ltd. is incorporated in Nicosia, Cyprus and is responsible for investment banking activity with a focus on sovereign public sector investments in Central and Eastern Europe.

DePfa Capital Japan, K.K., Tokyo

DePfa Capital Japan K.K. is incorporated in Japan and engages in public sector financing.

The following diagram illustrates the structure of the Group at the date of this Information Memorandum:



DEPFA BANK plc
Dublin
98.25%
DEPFA Deutsche Pfandbriefbank AG
DEPFA ACS BANK
DePfa-Bank Europe plc
DEPFA UK Ltd.
DEPFA Capital Japan K.K.
DBE Property Holdings Ltd.
DEPFA Funding LLC
DEPFA Funding Trust
DEPFA Finance N.V.
DEPFA International Holdings GmbH
Catalina Management Ltd.
60%
40%
DEPFA Investment Bank Ltd.

CONSOLIDATED CAPITALISATION AND INDEBTEDNESS OF DEPFA BANK PLC

The following table sets out the capitalisation and indebtedness of the Group and is derived from the unaudited consolidated Interim Group Report as at 30th June, 2003.

	30th June, 2003
	(€ million)
Group	
Capitalisation and indebtedness at 30th June, 2003	
Authorised Capital	
Authorised Capital[1]	130
Issued Capital[2]	103
Capital Reserve	374
Reserves	644
Other Comprehensive Income	111
Total share capital	1,232
Hybrid capital[3]	863
Minority interests[4]	243
Indebtedness	
Loan Capital	
Total long term[5]	77,086
Total short term[6]	21,364
Other indebtedness[7]	42,072
Total Indebtedness[8]	140,522
Contingent liabilities arising from guarantees and indemnity agreements	46

Notes:

(1) Authorised capital is comprised of 43,333,334 common shares with a par value of €3 each, of which 35,301,972 shares comprise issued capital and 8,031,362 additional shares may be issued under the authorised capital.

(2) Issued capital is fully paid up and comprised of 35,301,972 common shares with a par value of €3 each. At 30th June, 2003 DEPFA BANK plc Deferred Stock Trust held 828,223 shares of DEPFA BANK plc with a nominal value of EUR 2,484,669 as part of the employee stock compensation programme.

(3) Hybrid capital comprises Profit Sharing Capital of €863 million (consisting of profit sharing certificates issued by the Pfandbriefbank in compliance with German banking regulations).

(4) Minority interests are comprised of €220 million preference share capital of DEPFA Funding Trust and €22 million minority interest in Pfandbriefbank.

(5) Of total long term indebtedness, €71,181 million is secured, and €5,905 million is unsecured, but none is guaranteed.

(6) All short term indebtedness is unsecured and unguaranteed.

(7) Of total other indebtedness, €28,159 million is secured, and €13,913 million is unsecured, but none is guaranteed.

(8) Total indebtedness is disclosed in the unaudited consolidated Interim Group Report as at 30th June, 2003 as follows: Liabilities to banks €44,306 million, Liabilities to customers €3,671 million and Debt Securities in Issue €92,545 million.

Save as disclosed above, there has been no material change in the capitalisation or indebtedness, contingent liabilities or liabilities arising from guarantees and indemnity agreements of the Group since 30th June, 2003.

SUMMARY FINANCIAL STATEMENTS OF DEPFA BANK PLC

Set out below are summary audited consolidated financial statements of DEPFA BANK plc for the financial year ended 31st December, 2002, together with comparatives, which have been extracted without material adjustment from the Annual Report and Accounts of the Group for the financial year 2002.

Group Balance Sheet

as at 31st December, 2002

	31st December, 2002	31st December, 2001[1]
	(€ million)	*(€ million)*
Assets		
Cash and balances with central banks	645	1,360
Loans and advances to banks	13,281	14,040
Loans and advances to customers	59,764	81,399
Debt securities and other fixed-income securities	64,566	74,387
Equities and other non-fixed income securities	23	296
Equity Participations	7	121
Intangible assets	5	53
Property and equipment	15	165
Other assets	3,120	3,168
Accrued interest and prepaid expenses	4,421	5,910
Total assets	145,847	180,899

Note:

(1) The comparative balance sheet figures are from the DEPFA Group accounts as at 31st December, 2001 as restated for the equity roll-back.

Shareholders' equity and liabilities

	31st December, 2002	2001[1]
	(€ million)	*(€ million)*
Liabilities to banks	36,774	51,403
Liabilities to customers	3,554	15,980
Debt securities in issue	89,625	98,548
Other liabilities	8,605	4,589
Accrued interest and deferred income	4,752	5,641
Provisions	233	372
Hybrid capital	926	1,539
Minority interest	242	614
Total Liabilities	144,711	178,686
Equity		
Subscribed capital	105	105
Capital reserve	396	386
Retained earnings	503	1,750
Other comprehensive income	132	-28
Total equity	1,136	2,213
Total shareholders' equity and liabilities	145,847	180,899
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	62	1,437
Irrevocable loan commitments	4,430	7,633

Note:

(1) The comparative balance sheet figures are from the DEPFA Group accounts as at 31st December, 2001 as restated for the equity roll-back.

Group profit and loss account

for the period from 1st January to 31st December, 2002 of DEPFA BANK plc

	1st January to 31st December, 2002	2001[1]
	(€ million)	*(€ million)*
Interest and similar income from		
Lending and money market business	3,546	3,939
Fixed-income securities	2,831	2,876
Interest and similar expenses	(6,079)	(6,556)
Net interest income	298	259
Commission income	42	35
Commission expenditure	(10)	(32)
Income from sale of assets	99	27
Trading result	(21)	41
Other income	2	37
Other operating income	410	367
General administrative expenses	(91)	(86)
Depreciation and amortisation of intangible assets and property and equipment	(6)	(10)
Other expenditure	(6)	(6)
Operating results before provision for loan losses	307	265
Provision for loan losses	–	(12)
Result from the first-time application of FAS 133	–	(29)
Income before income taxes	307	224
Income taxes	(59)	(56)
Income after income taxes	248	168
Minority interest	(12)	(31)
Group net income for the year – continuing operations	236	137
Results from discontinued operations		
Operating result from discontinued operations	(10)	154
Loss on disposal of discontinued operations including impairment on date of spin-off	(792)	–
Group net income	(566)	291

Note:

(1) The comparative profit and loss account figures for the year ended 31st December, 2001 are based on the DEPFA Group financial statements for the year ended 31st December, 2001, reclassified for discontinued operations.

	1st January to 31st December,	
	2002	2001[2]
Weighted average number of ordinary shares in circulation	35,301,972	35,301,972
Earnings per share from continuing operations before adjustments following the first-time application of FAS 133 (€)	6.70	4.43
Earnings per share from continuing operations resulting from adjustments following the first-time application of FAS 133 (€)	–	(0.55)
Earnings per share from continuing operations (€)	6.70	3.88
Earnings per share from discontinued operations (€)	(22.70)	4.36
Total earnings per share (€)	(16.00)	8.24
Diluted earnings per share from continuing operations before adjustments following the first-time application of FAS 133 (€)	6.70	4.43
Diluted earnings per share from continuing operations resulting from adjustments following the first-time application of FAS 133 (€)	–	(0.55)
Diluted earnings per share from continuing operations (€)	6.70	3.88
Diluted earnings per share from continuing operations (€)	(22.70)	4.36
Total diluted earnings per share (€)	(16.00)	8.24

Note:

(2) The comparative profit and loss account figures for the year ended 31st December. 2001 are based on the DEPFA Group financial statements for the year ended 31st December, 2001, reclassified for discontinued operations.

Set out below are summary unaudited consolidated financial statements of DEPFA BANK plc as at 30th June, 2003 and summary audited consolidated financial statements of DEPFA BANK plc as at 31st December, 2002 in respect of the consolidated balance sheet and the six month periods to 30th June, 2002 and 30th June, 2003 in respect of the consolidated profit and loss account which have been extracted without adjustment from the Unaudited Interim Group Report as at 30th June, 2003 of DEPFA BANK plc.

Group balance sheet as at 30th June, 2003 of DEPFA BANK plc

	30th June, 2003	31st December, 2002
	(€ million)	*(€ million)*
Assets		
Cash and balances with central banks	735	645
Loans and advances to banks	16,565	13,281
Loans and advances to customers	61,995	59,764
Debt securities and other fixed income securities	69,687	64,566
Equities and other non fixed income securities	27	23
Equity participations	7	7
Intangible assets	5	5
Property and equipment	12	15
Other assets	3,726	3,120
Accrued interest and prepaid expenses	4,209	4,421
Total assets	156,968	145,847

	30th June, 2003	31st December, 2002
	(€ million)	*(€ million)*
Shareholders' equity and liabilities		
Liabilities to banks	44,306	36,774
Liabilities to customers	3,671	3,554
Debt securities in issue	92,545	89,625
Other liabilities	9,508	8,605
Accrued interest and deferred income	4,335	4,752
Provisions	265	233
Hybrid capital	863	926
Minority interests	243	242
Total liabilities	155,736	144,711
Equity		
Subscribed capital	103	105
Capital reserve	374	396
Retained earnings	644	503
Other comprehensive income	111	132
Total equity	1,232	1,136
Total shareholders' equity and liabilities	156,968	145,847
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	46	62
Irrevocable loan commitments	3,079	4,430

Group profit and loss account for the periods 1st January to 30th June, 2002 and 2003 of DEPFA BANK plc

	30th June, 2003	30th June, 2002
	(€ million)	*(€ million)*
Interest receivable and similar income from		
lending and money market business	1,929	1,885
fixed income securities	1,371	1,330
Interest payable and similar expenses	(3,120)	(3,035)
Net interest income	180	180
Commission income	57	2
Commission expenditure	(21)	(5)
Income from sale of assets	52	70
Trading result	30	(35)
Operating income	298	212
General administrative expenses	(52)	(41)
Depreciation and amortisation of intangible assets and property and equipment	(2)	(2)
Other income and expenditure	(6)	1
Operating results before provision for loan losses	238	170
Provision for loan losses	–	–
Income before taxes	238	170
Income and deferred taxes	(56)	(21)
Income after taxes	182	149
Minority interest	(6)	(7)
Group Net Income from continuing operations	176	142
Results from discontinued operations	–	(301)
Group Net Income	176	(159)
Weighted average number of ordinary shares	34,755,575	35,301,972
Earnings per share from continuing operations (€)	5.06	4.02
Earnings per share for discontinued operations (€)	–	(8.52)
Total earnings per share (€)	5.06	(4.50)
Diluted earnings per share (€)	5.06	(4.50)

TAXATION

The following is a summary of certain UK, Irish and Dutch taxation considerations relevant to Holders for the purchase, ownership and disposition of Preferred Securities. This summary addresses only the taxation consequences to holders that acquire Preferred Securities as beneficial owners pursuant to the offering at the initial offering price.

This summary is based on UK, Irish and Dutch taxation law and practice in force at the date of this Offering Circular.

This summary does not address the position of Holders who are resident in the UK or Ireland or have some connection with the UK or Ireland beyond the holding of Preferred Securities.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT EXHAUSTIVE. PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT WITH THEIR OWN TAXATION ADVISERS AS TO THE TAXATION CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES, INCLUDING THE EFFECT OF TAX LAWS IN COUNTRIES OTHER THAN THE UNITED KINGDOM, IRELAND AND THE NETHERLANDS.

United Kingdom

(a) UK Taxation Treatment for Non-UK Residents

Non-UK tax-resident corporate or individual Holders which hold their interest in Preferred Securities as an investment should be liable to UK taxation only to the extent that UK taxation is deducted at source from any payment to such a Holder made in respect of the Preferred Securities.

The same treatment should apply to a non-UK tax-resident corporate or individual Holder which holds its interest in the Preferred Securities as a trading asset, provided that the Issuer is not carrying on its business as a trade or a venture in the nature of a trade and the Holder does not otherwise carry on a trade in the UK through a branch or agency through or from which the Preferred Securities are held or the income from them arises (or where that Holder is a company, that Holder does not carry on a trade in the United Kingdom through a permanent establishment through or from which the Preferred Securities are held or the income from them arises).

(b) Distributions on the Preferred Securities

The Guarantor understands that the Issuer should be classified as a partnership for UK taxation purposes and should not constitute a "unit trust scheme" for the purposes of UK taxation. On the basis that the Issuer is treated for the purposes of UK taxation as a partnership, payments of Distributions on Preferred Securities may be made without withholding for or on account of UK taxation.

(c) Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No UK stamp duty will be chargeable in respect of the issue of Preferred Securities to a Holder. Transfers of the Preferred Securities within a clearing system will not be chargeable to UK stamp duty unless such transfer is effected by means of a written instrument. Although a liability to UK stamp duty may arise in respect of such a written instrument, it is not likely that any such duty will need to be paid in practice.

The Guarantor understands that no liability to SDRT should arise in respect of the issue or subsequent transfer of the Preferred Securities.

Ireland

1. Preferred Securities

(a) *Withholding tax*

The Guarantor understands that the Issuer should be classified as a partnership for Irish taxation purposes. On this basis, payments of Distributions on Preferred Securities may be made without withholding for or on account of Irish taxation.

Any payments made under the Subordinated Guarantee in respect of interest will be subject to Irish withholding tax if the payments are regarded as having an Irish source. It is not likely that the payments would be regarded as having an Irish source, on the basis that the Issuer is established under the law of England and Wales, the governing law of the Preferred Securities is English and the Subordinated Note is issued by a non-Irish entity.

(b) *Direct taxation of investor*

A non-Irish resident investor may be liable to Irish income tax on interest payments on the Preferred Securities or payments made under the Subordinated Guarantee in respect of interest, if in either case the payments are regarded as having an Irish source. For the reasons outlined in the previous paragraph, it is not likely that the payments would be regarded as having an Irish source.

(c) *Stamp Duty*

No stamp duty is payable on the transfer of Preferred Securities, except if a written instrument (a) is executed in Ireland or (b) wherever the instrument is executed, it relates to any property situated in Ireland or any matter or thing done or to be done in Ireland. The circumstances under (b) are unlikely to arise.

2. Direct Capital Instruments

(a) *Withholding tax*

Interest payments on the Direct Capital Instruments will not be subject to withholding tax if the Direct Capital Instruments qualify as Quoted Eurobonds and the interest payments are made by a paying agent located outside Ireland.

A Quoted Eurobond is defined as a security which:

(i) is issued by a company;

(ii) is quoted on a recognised stock exchange;

(iii) is in bearer form; and

(iv) carries a right to interest.

Interest paid on a Quoted Eurobond (see above) to a collecting agent in Ireland on behalf of an investor will be subject to an Encashment Tax in respect of Irish income tax unless the beneficial owner of the Quoted Eurobond who is entitled to interest is not resident for tax purposes in Ireland and makes a declaration in the required form.

Certain interest payments by Irish banks are subject to Deposit Interest Retention Tax. This tax will not apply where the Direct Capital Instrument is a debt on a security and is listed on a stock exchange.

(b) *Direct taxation of investor*

A non-Irish resident investor will be liable to Irish income tax on interest payments on the Direct Capital Instruments unless one of the following exemptions is available:

(i) A company which is not resident or a person who is not ordinarily resident in Ireland will not be chargeable to income tax in respect of interest paid on Direct Capital Instruments if:

  (I) the interest is paid on or before 31 December 2005; and

  (II) the Direct Capital Instruments are issued and the interest is paid in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997. The Guarantor has a certificate under section 446.

(ii) A company which is not resident in Ireland will not be chargeable to income tax in respect of interest paid in the ordinary course of business of the Guarantor if the company is resident in a Member State of the European Union or in a jurisdiction with which Ireland has a valid double taxation treaty.

(iii) A person (whether or not a company) who is not resident in Ireland will not be chargeable to income tax in respect of interest paid on Direct Capital Instruments if:

  (I) the person is resident in a Member State of the European Union or in a jurisdiction with which Ireland has a valid double taxation treaty;

  (II) the Direct Capital Instrument qualifies as a "Quoted Eurobond" (see above); and

  (III) the interest is paid by a paying agent outside Ireland.

In addition, the Irish Revenue Commissioners generally do not, in practice, pursue the collection of tax on interest received by investors who are neither resident nor ordinarily resident in Ireland, except in certain circumstances where the investors have a connection with Ireland other than the holding of securities issued by Irish issuers.

(c) *Stamp Duty*

No stamp duty is payable on a transfer of Direct Capital Instruments which is effected by physical delivery only and not otherwise. Equally, no stamp duty is payable on a transfer of Direct Capital Instruments which is effected through the electronic systems of either Clearstream, Luxembourg or Euroclear.

3. Substituted Preference Shares

(a) *Withholding tax*

Dividend payments on the Substituted Preference Shares will be subject to withholding tax unless the beneficial owner of the dividends is:

(i) a person, other than a company, resident in a Member State of the European Union or in a jurisdiction with which Ireland has a valid double taxation treaty; or

(ii) a company which:

  (I) is not under the control of Irish residents;

  (II) is controlled only by residents of a Member State of the European Union or a jurisdiction with which Ireland has a valid double taxation treaty; or

  (III) is part of a group which is listed on a recognised stock exchange in a Member State of the European Union or a jurisdiction with which Ireland has a valid double taxation treaty, and satisfies certain other conditions;

and, in either case, has provided the required documentation to the Guarantor.

(b) *Direct taxation of investor*

A holder of Substituted Preference Shares will not be liable to Irish income tax in respect of dividends beyond any withholding tax applicable to the dividends.

(c) *Stamp Duty*

Stamp duty at a rate of 1 per cent. of the consideration is payable on the transfer of Substituted Preference Shares in certificated form.

Netherlands Taxation

General

The following summary describes the principal Netherlands tax consequences of the acquisition, holding, redemption and disposal of Preferred Securities, DCIs or Substituted Preference Shares. This summary does not purport to be a comprehensive description of all Netherlands tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the Preferred Securities, DCIs or Substituted Preference Shares. Each prospective holder of Preferred Securities, DCIs or Substituted Preference Shares should consult a professional adviser with respect to the tax consequences of an investment in the Preferred Securities, DCIs or Substituted Preference Shares. The discussion of certain Netherlands taxes set forth below is included for general information purposes only.

This summary is based on the Netherlands tax legislation, published case law, treaties, rules, regulations and similar documentation, in force as of the date of Offering Circular, without prejudice to any amendments introduced at a later date and implemented with retroactive effect.

This summary does not address the Netherlands tax consequences of a holder of Preferred Securities, DCIs or Substituted Preference Shares who is not a resident (or deemed resident) of the Netherlands for Netherlands tax purposes. This summary does not address the Netherlands tax consequences of a holder of Preferred Securities, DCIs or Substituted Preference Shares who holds a substantial interest (aanmerkelijk belang) in the Issuer, within the meaning of Section 4.3 of the Income Tax Act 2001. Generally speaking, a holder of Preferred Securities, DCIs or Substituted Preference Shares holds a substantial interest in the Issuer, if such holder of Preferred Securities, DCIs or Substituted Preference Shares, alone or together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 percent or more of the total issued capital of the Issuer or of 5 percent or more of the issued capital of a certain class of shares of the Issuer, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Issuer.

For the purpose of the principal Netherlands tax consequences described herein, it is assumed that the Issuer is neither a resident nor deemed to be a resident of the Netherlands for Netherlands tax purposes.

Withholding Tax

No Netherlands withholding tax is due upon payments on the Preferred Securities, DCIs or Substituted Preference Shares.

Corporate Income Tax

If the holder of Preferred Securities, DCIs or Substituted Preference Shares is subject to Netherlands corporate income tax and the Preferred Securities, DCIs or Substituted Preference Shares are attributable to its (deemed) business assets, income derived from the Preferred Securities, DCIs or Substituted Preference Shares and gains realised upon the redemption and disposal of the Preferred Securities, DCIs or Substituted Preference Shares are generally taxable in the Netherlands.

Individual Income Tax

If the holder of Preferred Securities, DCIs or Substituted Preference Shares is an individual, resident or deemed to be a resident of the Netherlands for Netherlands tax purposes (including the individual holder of Preferred Securities, DCIs or Substituted Preference Shares who has opted to be taxed as a resident of the Netherlands), the income derived from the Preferred Securities, DCIs or Substituted Preference Shares and the gains realised upon the redemption and disposal of the Preferred Securities, DCIs or Substituted Preference Shares are taxable at the progressive rates of the Income Tax Act 2001, if:

(i) the holder of Preferred Securities, DCIs or Substituted Preference Shares has an enterprise or an interest in an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise, to which enterprise the Preferred Securities, DCIs or Substituted Preference Shares are attributable; or

(ii) such income or gains qualify as "income from miscellaneous activities" (*resultaat uit overige werkzaamheden*) within the meaning of Section 3.4 of the Income Tax Act 2001, which include the performance of activities with respect to the Preferred Securities, DCIs or Substituted Preference Shares that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If neither condition (i) nor condition (ii) applies to the individual holder of Preferred Securities, DCIs or Substituted Preference Shares, the actual income derived from the Preferred Securities, DCIs or Substituted Preference Shares and the actual gains realised with respect to the Preferred Securities, DCIs or Substituted Preference Shares will not be taxable. Instead, such holder of Preferred Securities, DCIs or Substituted Preference Shares will be taxed at a flat rate of 30 per cent. on deemed income from "savings and investments" (*sparen en beleggen*) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4 per cent. of the average of the individual's "yield basis" (*rendementsgrondslag*) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Preferred Securities, DCIs or Substituted Preference Shares will be included in the individual's yield basis.

Gift and Inheritance Taxes

Generally, gift and inheritance taxes will be due in the Netherlands in respect of the acquisition of the Preferred Securities, DCIs or Substituted Preference Shares by way of a gift by, or on the death of, a holder of Preferred Securities, DCIs or Substituted Preference Shares who is a resident or deemed to be a resident of the Netherlands for the purposes of Netherlands gift and inheritance tax at the time of the gift or his or her death.

An individual of the Netherlands nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands gift and inheritance tax, if he or she has been resident in the Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Netherlands gift and inheritance tax only if he or she has been residing in the Netherlands at any time during the twelve months preceding the time of the gift.

Treaties

Treaties may limit the Dutch sovereignty to levy gift and inheritance tax.

Other Taxes and Duties

No Netherlands VAT, capital duty, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in the Netherlands by a holder of Preferred Securities, DCIs

or Substituted Preference Shares in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Preferred Securities, DCIs or Substituted Preference Shares.

Dutch tax aspects in relation to the Substitution

A gain, if any, realised as a result of the substitution by a Dutch resident corporate holder of Preferred Securities into DCIs or Substituted Preference Shares will, in principle, be taxable. If a gain would be realised as a result of the substitution by a Dutch resident individual holder of Preferred Securities, such gain will only be taxable if:

(i) the holder of Preferred Securities has an enterprise or an interest in an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of such enterprise, to which enterprise the Preferred Securities are attributable; or

(ii) such gain qualifies as "income from miscellaneous activities" (*resultaat uit overige werkzaamheden*) within the meaning of Section 3.4 of the Dutch Income Tax Act 2001, which include the performance of activities with respect to the Preferred Securities that exceed "regular, active portfolio management" (*normaal, actief vermogensbeheer*).

If neither condition (i) nor condition (ii) applies to the individual holder of Substituted Preference Shares, the actual income derived from the DCIs or Substituted Preference Shares and the actual gains realised with respect to the DCIs or Substituted Preference Shares will not be taxable. Instead, such holder of DCIs or Substituted Preference Shares will be taxed at a flat rate of 30 per cent. on deemed income from "savings and investments" (*sparen en beleggen*) within the meaning of Section 5.1 of the Income Tax Act 2001. This deemed income amounts to 4 per cent. of the average of the individual's "yield basis" (*rendementsgrondslag*) within the meaning of article 5.3 of the Income Tax Act 2001 at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar the average exceeds a certain threshold. The fair market value of the Substituted Preference Shares will be included in the individual's yield basis.

EU Directive on the Taxation of Savings Income

On 3rd June, 2003, the Council of the European Union agreed on Directive 2003/84/EC under which Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being dependant upon the conclusion of certain other agreements relating to information exchange with certain other countries). Member States are required before 1st January, 2004 to adopt the laws, regulations and administrative provision necessary to comply with the Directive. The provisions of the Directive shall apply from 1st January, 2005, subject to the proviso that at least six months before that date certain agreements have been reached with certain other countries and dependent or associated territories.

SUBSCRIPTION AND SALE

Pursuant to a Subscription Agreement (the "**Subscription Agreement**") dated 28th October, 2003, ABN AMRO Bank N.V. and Lehman Brothers International (Europe) (the "**Managers**") have jointly and severally agreed to subscribe for the Preferred Securities at a price of €1,000 per Preferred Security. The Managers will receive a combined selling, management and underwriting commission of €20 per Preferred Security. The Managers have agreed to repay certain amounts payable by the Issuer in connection with the issue of the Preferred Securities. The Managers are entitled to terminate the Subscription Agreement in certain circumstances before the issue of the Preferred Securities.

United States

The Preferred Securities have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act ("**Regulation S**").

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver the Preferred Securities (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the Issue Date within the United States or to, or for the account or benefit of, U.S. persons and that it will have sent to each dealer to which it sells any Preferred Securities during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Preferred Securities within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S.

In addition, until 40 days after the commencement of the offering, an offer or sale of Preferred Securities within the United States by any dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

Ireland

Each Manager has represented and agreed that it has not offered or sold and will not offer or sell the Preferred Securities in Ireland, other than to a person whose ordinary business it is to buy or sell shares or debentures whether as principal or agent and each Manager has also represented and agreed that it will not offer or sell the Preferred Securities in Ireland otherwise than in conformity with the provisions of the Irish Investment Intermediaries Act, 1995 (as amended) including, without limitation, Sections 9, 23 (including any advertising restrictions made thereunder) and Section 37 (including any codes of conduct issued thereunder) thereof.

United Kingdom

Each Manager has represented and agreed that, except as permitted by the Subscription Agreement:

(a) it has not offered or sold, and prior to the expiry of six months from the Closing Date will not offer or sell, any Preferred Securities to persons in the U.K. except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995;

(b) it has only offered or sold and will only offer or sell Preferred Securities to (a) investment professionals falling within article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001 (the "**Promotion of CIS Order**") and article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "**Financial Promotion Order**"), who have professional experience of participating in unregulated schemes and of matters relating to investments, and/or (b) persons falling within article 22(2) of the Promotion of CIS Order and article 49(2) of the Financial Promotion Order.

(c) it has in place and will have in place proper systems and procedures to prevent any person other than those persons described in (b) above from participating in the Preferred Securities;

(d) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of the Preferred Securities in circumstances in which Section 21(1) of the FSMA does not apply to the Guarantor; and

(e) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Preferred Securities in, from or otherwise involving the United Kingdom.

Singapore

Each Manager has acknowledged that this Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore ("**MAS**") under the Securities and Futures Act 2001 of Singapore. Accordingly, neither this Offering Circular nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Preferred Securities may be circulated or distributed, nor may the Preferred Securities be offered or sold, or be made the subject of an invitation of subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the Preferred Securities to the public in Singapore.

Hong Kong

Each Manager has represented and agreed that unless it is a person permitted to do so under the securities laws of Hong Kong, it has not issued, or had in its possession and will not issue, or have in its possession for the purposes of issue, any advertisement, invitation or document relating to the Preferred Securities other than with respect to Preferred Securities intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

General

No action has been or will be taken in any country or jurisdiction by the Issuer, the Guarantor or the Managers that would permit a public offering of the Preferred Securities or possession or distribution of any offering material relating thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Offering Circular comes are required by the Issuer, the Guarantor and the Managers to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Preferred Securities or have in their possession or distribute such offering material, in all cases at their own expense.

GENERAL INFORMATION

Authorisations

The Limited Partnership Agreement to establish the Issuer was duly authorised by a resolution of a duly authorised committee of the board of directors of the General Partner passed on 23rd October, 2003.

The entering into of the Limited Partnership Agreement and the Subordinated Guarantee by the Guarantor was authorised by a resolution of a duly authorised committee of the board of directors of the Guarantor passed on 23rd October, 2003.

All consents, approvals, authorisations or other orders of all regulatory authorities required by the Issuer and/or the Guarantor under the laws of England and Wales and/or Ireland have been given for the issue of the Preferred Securities and for the Issuer, the General Partner and the Guarantor, as the case may be, to undertake and perform their respective obligations as appropriate under the Limited Partnership Agreement, the Subscription Agreement, the Agency Agreement, the Preferred Securities and the Subordinated Guarantee.

Listing

Application has been made to list the Preferred Securities on the Luxembourg Stock Exchange. The quotation on the Luxembourg Stock Exchange of the Preferred Securities will be expressed in euro as a percentage of the liquidation preference of €1,000 per Preferred Security. The Preferred Securities will be considered as debt securities for the purpose of the Luxembourg Stock Exchange Rules and Regulations. At the date hereof, it is not intended to list the Preferred Securities on any other stock exchange.

In connection with the application to list the Preferred Securities on the Luxembourg Stock Exchange, a legal notice relating to their issue will be filed, together with copies of the Limited Partnership Agreement, with the Luxembourg Trade and Companies Register ("*Registre de commerce et des sociétés, Luxembourg*") prior to the listing of the Preferred Securities, and copies thereof may be obtained on request, against payment of the customary charges.

Application has also been made to list the Preferred Securities on the Official Segment of the stock market of Euronext Amsterdam N.V. (see "**Netherlands Listing Information**" below)

Clearing Systems

The Preferred Securities have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The ISIN for this issue is XS0178243332 and the Common Code is 017824333. The Fondscode for this issue is 45595 and the WKN is 916788.

No significant change

There has been no significant change in the financial or trading position of the Guarantor or the Group or the Issuer and there has been no material adverse change in the financial position or prospects of the Guarantor or the Group or the Issuer since 31st December, 2002 in the case of the Guarantor and the Group and since its establishment in the case of the Issuer.

Litigation

Save as disclosed under "Description of DEPFA BANK plc – Completion of the Restructuring" there are no legal, arbitration or administrative proceedings involving any of the Issuer, the Guarantor or any Subsidiary of the Group (and no such proceedings are pending or threatened) which may have or have had in the 12 months preceding the date of this Offering Circular a significant effect on the financial position of the Issuer, the Guarantor or any Subsidiary of the Group.

Accounts

The consolidated financial statements of the Guarantor have been audited for the year ending 31st December, 2002 by PricewaterhouseCoopers. The consolidated financial statements of DEPFA Deutsche Pfandbriefbank AG for the years ended 31st December, 2000 and 2001 (the then parent company) have been audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprufungsgesellschaft, and unqualified opinions have been obtained thereon. The audited consolidated financial statements of the Guarantor for the year ended 31st December, 2002 incorporated by reference in this Offering Circular have been extracted from the 2002 Annual Report of the Guarantor. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. They

do not constitute or contain accounts a copy of which is required by the European Communities (Credit Institutions: Accounts) Regulations, 1992 of Ireland to be annexed to the Guarantor's annual return. Copies of the accounts of the Guarantor for the years ended 31st December, 2001 and 31st December, 2002 required by the European Communities (Credit Institutions: Accounts) Regulations, 1992 of Ireland to be annexed to an annual return of the Guarantor have been so annexed and the auditors of the Guarantor have made reports under section 193 of the Companies Act, 1990 of Ireland in respect of such accounts, in each case without any qualification referred to in section 193.

No financial statements of the Issuer have yet been prepared. PwC has been appointed as auditors of the Issuer.

Documents

Copies of the following financial statements will be available free of charge from the specified offices of the Paying and Transfer Agents for so long as any of the Preferred Securities remains outstanding:

(a) the audited financial statements of the Guarantor in respect of the financial years ended 31st December, 2002 and 2001, respectively. The Guarantor currently prepares audited consolidated accounts on an annual basis; and

(b) the most recently published audited annual consolidated financial statements of the Guarantor, the most recently published consolidated financial statements (if any) of the Guarantor and the most recently published unaudited interim consolidated financial statements of the Guarantor. The Guarantor currently prepares unaudited consolidated interim accounts on a quarterly basis.

The Guarantor currently does not publish non-consolidated financial statements.

The first financial statements of the Issuer are expected to be prepared for the period ending on 31st December, 2003. Thereafter, it is intended that the Issuer will prepare audited annual financial statements, copies of which will be available at the offices of the Luxembourg Listing Agent. It is not intended that the Issuer will publish interim financial statements.

In addition, the following documents are available for inspection at the specified offices of the Paying and Transfer Agents for so long as any of the Preferred Securities remains outstanding:

(a) the Memorandum and Articles of Association of the Guarantor; and

(b) the Subscription Agreement, the Subordinated Guarantee, the Limited Partnership Agreement and the Agency Agreement.

Notices

Notices to the Holders of Preferred Securities, including notices for meetings of Holders of the Preferred Securities and non-payment of distributions or other amounts in relation to the Preferred Securities will be mailed to the holder of record and will be published, for so long as the Preferred Securities are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, in a leading Luxembourg daily newspaper. Any mailed notice shall be deemed to have been given one clear day after the date on which it was posted and any notice published in a newspaper shall be deemed to have been given on the date of publication or, if so published more than once or on different dates, on the date of the first publication.

Netherlands Listing Information

1. General

This appendix shall, together with the (preliminary) Offering Circular form one document for admission to listing on the Official Segment of the stock market of Euronext Amsterdam N.V. ("**Euronext Amsterdam**").

2. Additional Information

Issue Date

The Preferred Securities will be issued by DEPFA Funding II LP (registration number: LP9029) on 30th October, 2003. The rights attached to the Preferred Securities take effect as per the issue date of the Preferred Securities.

Authorisations

The issue of the Preferred Securities by the Issuer has been duly authorised by a resolution of a duly authorised committee of the board of directors of the General Partner held on 23rd October, 2003.

All necessary consents, approvals, authorisations or other orders of all regulatory authorities required by the Issuer and/or DEPFA BANK plc under English and Irish laws have been obtained for the issue of the Preferred Securities and for the Issuer and DEPFA BANK plc, as the case may be, to undertake and perform their respective obligations in relation to the Issue.

No material change

Save as described herein, there has been no material adverse change in the financial position or prospects of DEPFA BANK plc or the Group since 31st December, 2002 or the Issuer since its establishment.

Price stabilisation

In connection with the issue, Lehman Brothers International (Europe) or any person acting on its behalf may over-allot or effect transactions with a view to supporting the market price of the Preferred Securities at a level higher than that which might otherwise prevail for a limited period. However, there is no obligation on Lehman Brothers International (Europe) or any agent of it to do this. Such stabilising may be effected on the Luxembourg Stock Exchange, Euronext Amsterdam or otherwise. Such stabilising, if commenced, may be discontinued at any time, and, in any case, will not exceed a period of 30 days from (and including) the date of issue of the Preferred Securities. Such stabilising shall be in compliance with all relevant laws and regulations, including Article 32 of the Further Regulations on Market Conduct Supervision on the Securities Trade 2002 (*Nadere Regeling gedragstoezicht effectenverkeer*) as amended.

Listing and documents for Inspection

Application has been made to list the Preferred Securities on Euronext Amsterdam and the Luxembourg Stock Exchange. At the date hereof it is not intended to list the Preferred Securities on any other stock exchange.

So long as the Preferred Securities are listed on Euronext Amsterdam, there will be a paying agent in the Netherlands. The Issuer has appointed ABN AMRO Bank N.V. as initial paying agent (the "**Amsterdam Paying Agent**").

For so long as the Preferred Securities are listed on Euronext Amsterdam, payments in respect of the Preferred Securities shall be made payable in Amsterdam in euros at the offices of the Amsterdam Paying Agent.

The most recently published consolidated and non-consolidated audited annual financial statements and consolidated un-audited interim financial statements of DEPFA BANK plc and the most recently published audited annual accounts of the Issuer, will also be available at the offices of the Amsterdam Paying Agent.

In addition the following documents will be available for inspection, free of charge, at the offices of the Amsterdam Paying Agent:

(a) the Limited Partnership Agreement establishing the Issuer;

(b) the articles of association of DEPFA BANK plc;

(c) the authorisations referred to above;

(d) the Subscription Agreement;

(e) the Agency Agreement;

(f) the Subordinated Guarantee; and

(g) all financial information in relation to DEPFA BANK plc, that will become available in the future.

Incorporation by reference

The Limited Partnership Agreement establishing the Issuer is incorporated herein by reference.

Notices

Notices with regard to the Preferred Securities will be given by the Issuer so long as any Preferred Securities are listed on Euronext Amsterdam, and Euronext Amsterdam so requires, by publication in the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*) and in one daily newspaper of wide circulation in the Netherlands (which is expected to be (*Het Financieele Dagblad*).

Costs

In addition to the commissions payable to the Managers (see "Subscription and Sale") the costs related to the offering of the Preferred Securities are expected to amount to approximately €600,000.

Other

The Issuer will comply with the requirements set forth in Article 2.1.20 section a-g of Schedule B of the Listing and Issuing Rules (*Fondsenreglement*) of Euronext Amsterdam, for so long as the Preferred Securities are listed on Euronext Amsterdam.

ISSUER

DEPFA FUNDING II LP
1st Floor
105 Wigmore Street
London W1U 1QY

GUARANTOR

DEPFA BANK plc
International House
3, Harbourmaster Place
Dublin 1

PRINCIPAL PAYING AND TRANSFER AGENT

The Bank of New York
One Canada Square
London E14 5AL

PAYING AND TRANSFER AGENTS

ABN AMRO Bank N.V.
Kemelstede 2
4817 ST Breda
The Netherlands

The Bank of New York (Luxembourg) SA
Aerogolf Centre
1A, Hoehenhof
L-1736 Senningerberg
Luxembourg

REGISTRAR

The Bank of New York
Avenue des Arts, 35
Kunstlaan
1040 Brussels

LEGAL ADVISERS

To the Guarantor and the Issuer as to English law

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

To the Managers as to Irish law

A&L Goodbody
International Financial Services Centre
North Wall Quay
Dublin 1

To the Managers as to English law

Allen & Overy
One New Change
London EC4M 9QQ

AUDITORS

To the Guarantor

PricewaterhouseCoopers
George's Quay
Dublin 2

To the Issuer

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY

LUXEMBOURG LISTING AGENT

The Bank of New York (Luxembourg) SA
Aerogolf Centre
1A, Hoehenhof
L-1736 Senningerberg
Luxembourg

NETHERLANDS LISTING AGENT

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Perivan Financial Print 201731

DEPFA BANK plc

RECEIVED
2004 APR 30 P 2:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Item No.	*Date*	*Document*
A.1	18 June 2003	Pricing Supplement for the series 278 issue of GBP 41,810,000 7.50% Principal Protected Instruments due December 2003 under the €25,000,000,000 Programme for the Issuance of Debt Instruments (ISIN XS0169042958)

MTN 336

Pricing Supplement dated 18 June 2003

Series Number: 278

DEPFA BANK plc

DEPFA DEUTSCHE PFANDBRIEFBANK AG

Issue of GBP 41,810,000 7.50 per cent. Principal Protected Instruments due December 2003

under the

€25,000,000,000

Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 26 November 2002. This Pricing Supplement must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	(i) Series Number:	278
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	British Pounds "GBP"
4.	Aggregate Nominal Amount:	
	(i) Series:	GBP 41,810,000
	(ii) Tranche:	GBP 41,810,000
5.	(i) Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	Not Applicable
6.	Specified Denominations:	GBP 100,000 with increments of GBP 10,000
7.	(i) Issue Date:	19 June 2003
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:	19 December 2003
9.	Interest Basis:	Index Linked Interest

10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior
14.	Listing:	Dublin
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Applicable
	(i) Index/Formula:	Interest will accrue at 7.50 per cent. per annum, subject to the USD/GBP Spot Rate *Where,* **For the period from and including 15 May 2003 to but excluding 19 December 2003:** Interest will be paid at the rate of 7.50 per cent. per annum provided that USD/GBP Spot Rate never trades at or above the Higher Barrier or at or below the Lower Barrier at any time during the Observation Period. If USD/GBP Spot Rate trades at or above the Higher Barrier or at or below the Lower Barrier at any time during the Observation Period, then the Interest payable will be zero per cent. **"Higher Barrier"** is 1.70

		USD/GBP Spot Rate **"Lower Barrier"** is 1.52 USD/GBP Spot Rate The USD/GBP Spot Rate will be monitored throughout the Observation Period on Reuters Page HILO by the Calculation Agent. **"Observation Period"** is the period from and including 15 May 2003 to but excluding 19 December 2003
	(ii) Calculation Agent responsible for calculating the interest due:	Goldman Sachs International
	(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	If such rate does not appear on the Designated Reuters page, then the USD/GBP Spot Rate will be determined by the Calculation Agent in a fair and commercially reasonable manner
	(iv) Specified Period(s)/Specified Interest Payment Dates:	Interest will be payable on the Maturity Date
	(v) Business Day Convention:	Modified Following Business Day Convention
	(vi) Additional Business Centre(s):	TARGET, London and New York
	(vii) Minimum Rate of Interest:	0.00 per cent. per annum
	(viii) Maximum Rate of Interest:	7.50 per cent. per annum
	(ix) Day Count Fraction:	30/360; unadjusted
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount**	Par
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET, London and New York
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
34.		If non-syndicated, name of Dealer:	Goldman Sachs International
35.		Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36.	ISIN Code:	XS0169042958
37.	Common Code:	016904295
38.	German Securities Code (*WKN*):	Not Applicable
39.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
40.	Delivery:	Delivery against payment
41.	Fiscal Agent:	Deutsche Bank AG London
42.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Instruments described herein pursuant to the listing of €25,000,000,000 Programme for the Issuance of Debt Instruments of DePfa Deutsche Pfandbriefbank AG and DePfa-Bank Europe p.l.c. as from 19 June 2003

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc.:

By: .... By: Noel Reynolds
Duly authorised Duly authorised

John Hamill
Associate Director
DEPFA BANK plc

DEPFA BANK plc

Item No.	*Date*	*Document*
A.2*	1 August 2003	Information Memorandum for the €25,000,000,000 Medium Term Note Programme 2003 Update

* Also, Item Nos. B.3, E.5 an F.3

INFORMATION MEMORANDUM

DEPFA BANK

DEPFA BANK plc

(Incorporated in Ireland)

DEPFA Deutsche Pfandbriefbank AG

(Incorporated under the laws of Germany)

DEPFA ACS BANK

(Incorporated in Ireland)

as Issuers

Euro 25,000,000,000

PROGRAMME FOR THE ISSUANCE OF DEBT INSTRUMENTS

Application has been made to the Financial Services Authority (the "UK Listing Authority") (in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 (the "FSMA") for debt instruments (the "Instruments") of DEPFA BANK plc ("DEPFA plc") and DEPFA Deutsche Pfandbriefbank AG ("the Pfandbriefbank") and Pfandbrief Instruments (the "Pfandbrief Instruments") of the Pfandbriefbank issued during the period of 12 months from the Programme Date (as defined on page 2 of this document) under the programme (the "Programme") described in this Information Memorandum to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the London Stock Exchange plc (the "London Stock Exchange"). This Information Memorandum (including the appendix and financial information attached hereto) comprises listing particulars issued in compliance with the listing rules (the "listing rules") made under Section 74 of the FSMA and the requirements of the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland for the purpose of giving information with regard to the issue during the period of 12 months from the Programme Date of Instruments under the Programme by DEPFA plc and the Pfandbriefbank, and of Pfandbrief Instruments by the Pfandbriefbank and of asset covered securities (the "ACS Instruments") of DEPFA ACS Bank ("DEPFA ACS"). Copies of the listing particulars have been delivered for registration to the Registrar of Companies in England and Wales in accordance with Section 83 of the FSMA and to the Registrar of Companies in Ireland in accordance with the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland.

Application has also been made to the Frankfurt Stock Exchange (the "Frankfurt Stock Exchange") for Instruments of DEPFA plc and the Pfandbriefbank, Pfandbrief Instruments of the Pfandbriefbank and ACS Instruments of DEPFA ACS issued under the Programme during the period of 12 months from the Programme Date to be listed on the Regulated Market (Geregelter Markt) of the Frankfurt Stock Exchange.

Application has also been made to the Irish Stock Exchange Limited (the "Irish Stock Exchange") for Instruments of DEPFA plc and the Pfandbriefbank and ACS Instruments of DEPFA ACS issued under the Programme during the period of 12 months from the Programme Date to be admitted to the Official List of the Irish Stock Exchange.

No application will be made to list ACS Instruments on the Official List of the UK Listing Authority, nor will any application be made to admit the ACS Instruments to trading on the London Stock Exchange.

DEPFA plc may not issue Pfandbrief Instruments. Neither DEPFA plc nor the Pfandbriefbank may issue ACS Instruments. DEPFA ACS may not issue Instruments or Pfandbrief Instruments.

In relation to any Pfandbrief Instruments issued by the Pfandbriefbank under the Programme there is no provision for gross-up in relation to such Pfandbrief Instruments (see Condition 12 of the Terms and Conditions of the Pfandbrief Instruments contained herein).

In relation to any ACS Instruments issued by DEPFA ACS under the Programme there is no provision for gross-up in relation to such ACS Instruments (see Condition 12 of the Terms and Conditions of the ACS Instruments contained herein).

Arranger for the Programme

MORGAN STANLEY

Dealers

ABN AMRO
BARCLAYS CAPITAL
BNP PARIBAS
CITIGROUP
COMMERZBANK SECURITIES
CREDIT SUISSE FIRST BOSTON
DAIWA SECURITIES SMBC EUROPE
DEUTSCHE BANK
DRESDNER KLEINWORT WASSERSTEIN
GOLDMAN SACHS INTERNATIONAL
HSBC
JPMORGAN
LEHMAN BROTHERS
MERRILL LYNCH INTERNATIONAL
MIZUHO INTERNATIONAL PLC
MORGAN STANLEY
NOMURA INTERNATIONAL
RBC CAPITAL MARKETS
TD SECURITIES
UBS INVESTMENT BANK

1 August 2003

Each of DEPFA plc (Dublin), the Pfandbriefbank (Frankfurt) and DEPFA ACS (Dublin) (each an "Issuer" and together the "Issuers") accepts responsibility for the information contained in this Information Memorandum. To the best of the knowledge and belief of each Issuer (each of which has taken all reasonable care to ensure that such is the case), the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this Information Memorandum to listing particulars means this Information Memorandum excluding all information incorporated by reference. The Issuers have confirmed that any information incorporated by reference (except in respect of Instruments or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments, to be listed on the Frankfurt Stock Exchange), including any such information to which readers of this Information Memorandum are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the FSMA or the listing rules or the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland. The Issuers believe that none of the information incorporated herein by reference conflicts in any material respect with the information included in the listing particulars.

References herein to the "Programme Date" are to the date specified in paragraph 1 of the General Information section of this Information Memorandum.

Each Issuer has confirmed to the dealers (the "Dealers") named under "Subscription and Sale" that, only in respect of information relating to such Issuer, the Information Memorandum is true and accurate and complete in all material respects and not misleading in any material respect; that there are no other facts in relation to the information contained or (except in respect of Instruments or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments, to be listed on the Frankfurt Stock Exchange) incorporated by reference herein the omission of which would, in the context of the issue of the Instruments or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments, make any statement herein misleading in any material respect; and that all reasonable enquiries have been made to verify the foregoing. Each Issuer (in respect of the information relating to such Issuer) has further confirmed to the Dealers that the Information Memorandum (subject to being supplemented by a pricing supplement (each a "Pricing Supplement") referred to herein) contains all such information as investors and their professional advisers would reasonably require, and reasonably expect to find, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of the relevant Issuer and its subsidiaries (if any) and of the rights attaching to the relevant Instruments, or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments.

This Information Memorandum should be read and construed together with any amendments or supplements hereto and (except in respect of Instruments or, as the case may be Pfandbrief Instruments or, as the case may be, ACS Instruments to be listed on the Frankfurt Stock Exchange) with any other documents incorporated by reference herein and, in relation to any Tranche (as defined herein) of Instruments or as the case may be Pfandbrief Instruments or, as the case may be, ACS Instruments, should be read and construed together with the relevant Pricing Supplement.

None of the Issuers has authorised the making or provisions of any representation or information regarding any Issuer, the Instruments, the Pfandbrief Instruments or the ACS Instruments other than as contained or (except in respect of Instruments or, as the case may be Pfandbrief Instruments or, as the case may be, ACS Instruments, to be listed on the Frankfurt Stock Exchange) incorporated by reference in the Information Memorandum, in the Dealership Agreement (as defined herein), in any other document prepared in connection with the Programme or any Pricing Supplement, or (in any case) as approved for such purpose by the relevant Issuer. Any such representation or information should not be relied upon as having been authorised by an Issuer or Dealers or any of them.

No representation or warranty is made or implied by the Dealers or any of their respective affiliates, and neither the Dealers nor any of their respective affiliates make any representation or warranty or accept any responsibility, as to the accuracy or completeness of the information contained herein. Neither the delivery of the Information Memorandum nor any Pricing Supplement nor the offering, sale or delivery of any Instrument or, as the case may be, Pfandbrief Instrument or, as the case may be, ACS Instrument shall, in any circumstances, create any implication that there has been no adverse change in the financial situation of the relevant Issuer since the date hereof or, as the case may be, the date upon which this document has been most recently amended or supplemented or the balance sheet date of the most recent financial statements which are (except in respect of Instruments or, as the case may be, Pfandbrief

Instruments or, as the case may be, ACS Instruments, to be listed on the Frankfurt Stock Exchange) deemed to be incorporated into this document by reference.

The maximum aggregate principal amount of Instruments, Pfandbrief Instruments and ACS Instruments outstanding at any one time under the Programme will not exceed Euro 25,000,000,000 (and for this purpose, any Instrument, Pfandbrief Instrument or ACS Instrument denominated in another currency shall be translated into Euro at the date of the agreement to issue such Instrument, Pfandbrief Instrument or ACS Instrument). The maximum aggregate principal amount of Instruments, Pfandbrief Instruments and ACS Instruments which may be outstanding at any one time under the Programme may be increased from time to time, subject to compliance with the relevant provisions of the Dealership Agreement (as defined under "Subscription and Sale").

The distribution of this Information Memorandum and any Pricing Supplement and the offering, sale and delivery of the Instruments, Pfandbrief Instruments or ACS Instruments in certain jurisdictions may be restricted by law. Persons who come into possession of this Information Memorandum or any Pricing Supplement are required by the Issuers and the Dealers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers, sales and deliveries of Instruments, Pfandbrief Instruments or ACS Instruments, and on the distribution of this Information Memorandum or any Pricing Supplement and other offering material relating to the Instruments, Pfandbrief Instruments or ACS Instruments, see "Subscription and Sale". In particular, Instruments, Pfandbrief Instruments or ACS Instruments have not been and will not be registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Instruments, Pfandbrief Instruments or ACS Instruments may not be offered, sold or delivered within the United States or to U.S. persons. In addition, the Issuers have not authorised any offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations") of Instruments, Pfandbrief Instruments or ACS Instruments having a maturity of one year or more which have not been admitted to listing in accordance with Part VI of the FSMA. Instruments, Pfandbrief Instruments or ACS Instruments may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not result in an offer to the public in the United Kingdom within the meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.

Neither the Information Memorandum nor any Pricing Supplement constitutes an offer or an invitation to subscribe for or purchase any Instruments, Pfandbrief Instruments or ACS Instruments, and should not be considered as a recommendation by any Issuer, the Dealers or any of them that any recipient of this Information Memorandum or any Pricing Supplement should subscribe for or purchase any Instruments, Pfandbrief Instruments or ACS Instruments. Each recipient of the Information Memorandum or any Pricing Supplement shall be taken to have made its own investigation and appraisal of the condition (financial or otherwise) of the relevant Issuer.

All references in the Information Memorandum to "dollars", "U.S. dollars", "USD", "$" or "U.S.$" are to the currency of the United States of America and all references to "euro", "Euro", "EUR" and "€" refer to the single currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Community, as amended.

"TD Securities" is a tradename of the Toronto-Dominion Bank.

This Information Memorandum supersedes the Information Memorandum dated 26 November 2002.

In connection with the issue of any Tranche of Instruments, Pfandbrief Instruments or ACS Instruments under the Programme, the Dealer (if any) which is specified in the relevant Pricing Supplement as the Stabilising Manager (or any person acting for the Stabilising Manager) may over-allot or effect transactions with a view to supporting the market price of the Instruments, Pfandbrief Instruments or ACS Instruments at a higher level than that which might otherwise prevail for a limited period. However, there may be no obligation on the Stabilising Manager (or any agent of the Stabilising Manager) to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Such stabilising shall be in compliance with all applicable laws, regulations and rules.

DOCUMENTS INCORPORATED BY REFERENCE

Except in respect of Instruments, Pfandbrief Instruments or ACS Instruments to be listed on the Frankfurt Stock Exchange, the following documents shall be deemed to be incorporated in, and to form part of, this Information Memorandum:

(1) the most recently published annual and any interim report (including the financial statements therein) of each Issuer from time to time; and

(2) all amendments and supplements to the Information Memorandum prepared by each Issuer from time to time,

provided, however, that (i) any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of, this Information Memorandum shall be deemed to be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement and (ii) neither (a) any documents incorporated by reference nor (b) any modifying or superseding statements form part of the listing particulars as contained in this Information Memorandum given in compliance with the listing rules made under Section 74 of the FSMA or the requirements of the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME

The following is a brief summary only and should be read, in relation to any Instruments, Pfandbrief Instruments or ACS Instruments, in conjunction with the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the Instruments, Pfandbrief Instruments or ACS Instruments set out herein.

Issuers:	DEPFA BANK plc ("DEPFA plc"), DEPFA Deutsche Pfandbriefbank AG (the "Pfandbriefbank") and DEPFA ACS Bank ("DEPFA ACS").
Keep-well Statement:	The Pfandbriefbank has the benefit of a keepwell statement contained in a Letter of Comfort dated 6 August 2002 and issued by DEPFA plc to the Pfandbriefbank. The statement may be summarised as follows: "So long as [DEPFA plc] remain[s] a majority shareholder (or remain[s] in control of a majority of the shares) of [the Pfandbriefbank], [it] will ensure that [the Pfandbriefbank] is able to meet its contractual obligations". This statement does not constitute a guarantee.
Arranger:	Morgan Stanley & Co. International Limited.
Dealers:	ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited, Commerzbank Aktiengesellschaft, Credit Suisse First Boston (Europe) Limited, Daiwa Securities SMBC Europe Limited, Deutsche Bank AG London, Dresdner Bank Aktiengesellschaft, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International Limited, Nomura International plc, Royal Bank of Canada Europe Limited, The Toronto-Dominion Bank and UBS Limited, and any other dealer appointed from time to time by the Issuers either generally in respect of the Programme or in relation to a particular Tranche of Instruments or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments.
Fiscal Agent:	Deutsche Bank AG London (in relation to Instruments, Pfandbrief Instruments and ACS Instruments that will initially be deposited with, or with a depositary or common depositary of, any clearing system including Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("CBL") other than Clearstream Banking AG, Frankfurt am Main ("CBF")).
German Fiscal Agent:	The Pfandbriefbank, including its function as German paying agent (in relation to Instruments, Pfandbrief Instruments and ACS Instruments that will be deposited with CBF and/or listed on the Frankfurt Stock Exchange).
Paying Agents:	Deutsche Bank Luxembourg S.A., Credit Suisse First Boston, Zurich office, and, in the case of Instruments and ACS Instruments listed on the Irish Stock Exchange, DEPFA plc.
Authorised Adviser:	Morgan Stanley & Co. International Limited.
Irish Listing Agent:	Morgan Stanley & Co. International Limited.
Frankfurt Listing Agent:	DEPFA Deutsche Pfandbriefbank AG.
Programme Amount:	Euro 25,000,000,000 (and for this purpose Instruments, Pfandbrief Instruments and ACS Instruments denominated in any currency other than Euro shall be translated into Euro at the date of the relevant agreement to issue any Tranche of Instruments, Pfandbrief Instruments or ACS Instruments). The aggregate principal amount of Instruments, Pfandbrief Instruments and ACS Instruments which may be outstanding at any time under the Programme may be increased from time to time, subject to compliance with the relevant provisions of the Dealership Agreement as defined under "Subscription and Sale".

Issuance in Series:

Instruments, Pfandbrief Instruments and ACS Instruments will be consecutively numbered and issued in series (each a "Series"). Each Series may comprise one or more tranches ("Tranches" and each a "Tranche") issued on different dates. The Instruments, Pfandbrief Instruments or ACS Instruments of each Series will all be subject to identical terms, whether as to currency, interest, maturity or otherwise, or terms which are identical except that the issue dates, the amount of the first payment of interest and/or the denomination thereof may be different. The Instruments, Pfandbrief Instruments or ACS Instruments of each Tranche will all be subject to identical terms in all respects save that a Tranche may comprise Instruments, Pfandbrief Instruments or, as the case may be, ACS Instruments of different denominations.

Form of Instruments:

Instruments will be issued in bearer form.

In respect of each Tranche of Instruments, the relevant Issuer will deliver a temporary global Instrument or (if so specified in the relevant Pricing Supplement in respect of Instruments to which U.S. Treasury Regulation §1.163-5(c)(2)(i)(C) (the "TEFRA C Rules") applies) a permanent global Instrument. Such permanent global Instrument will be deposited on or before the relevant issue date therefor with a depositary or a common depositary for Euroclear and/or CBL or with CBF and/or any other relevant clearing system.

Each temporary global Instrument will be exchangeable for a permanent global Instrument or, if so specified in the applicable Pricing Supplement, for instruments in definitive bearer form.

Each permanent global Instrument will be exchangeable for instruments in definitive bearer form in the circumstances specified in the applicable Pricing Supplement and, if so specified in the relevant Pricing Supplement, at the option of the holder thereof. Instruments in definitive bearer form will, if interest-bearing, either have interest coupons ("Coupons") attached or have a grid for recording the payment of interest endorsed thereon and will, if the principal thereof is repayable by instalments, have a grid for recording the payment of principal endorsed thereon.

Pfandbrief Instruments:

The Pfandbriefbank may issue Pfandbrief Instruments as Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) or Public Sector Pfandbriefe (*Kommunalschuldverschreibungen* or *Öffentliche Pfandbriefe*) as specified in the applicable Terms and Conditions of the Pfandbrief Instruments.

Pfandbrief Instruments will be issued in bearer form. Pfandbrief Instruments in respect of each Tranche will be represented on issue by a temporary global Pfandbrief Instrument or a permanent global Pfandbrief Instrument which will be deposited on or before the relevant issue date with a common depositary for Euroclear and CBL or as the case may be held by CBF. Interests in the temporary global Pfandbrief Instrument will be exchangeable, in whole or in part, for interests in a permanent global Pfandbrief Instrument on or after the Exchange Date (as specified in the relevant Pricing Supplement).

Mortgage and Public Sector Pfandbriefe constitute recourse obligations of the Pfandbriefbank. They are secured or "covered" by separate pools of mortgage loans (in the case of Mortgage Pfandbriefe) or public sector loans (in the case of Public Sector Pfandbriefe), the sufficiency of which is determined by the German Mortgage Bank Act (*Hypothekenbankgesetz*) and monitored by an independent trustee. See "German Pfandbriefe".

ACS Instruments:

DEPFA ACS is a designated public credit institution under the Asset Covered Securities Act, 2001 of Ireland (the "**ACS Act**"). As a designated credit institution, DEPFA ACS may issue public credit covered securities

in accordance with the ACS Act. ACS Instruments will be issued as such public credit covered securities.

ACS Instruments will be issued in bearer form. ACS Instruments in respect of each Tranche will be represented on issue by a temporary global ACS Instrument or a permanent global ACS Instrument which will be deposited on or before the relevant issue date with a common depositary for Euroclear and CBL or, as the case may be, held by CBF. Interests in the temporary global ACS Instrument will be exchangeable, in whole or in part, for interests in a permanent global ACS Instrument on or after the Exchange Date (as specified in the relevant Pricing Supplement).

ACS Instruments issued by DEPFA ACS constitute recourse obligations of DEPFA ACS. They are secured by a statutory preference under the ACS Act on the assets comprised in a defined pool of public credit assets and limited classes of other assets (the "**Pool**") maintained by DEPFA ACS. The ACS Act provides, among other changes, for the supervision and regulation of designated public credit institutions (such as DEPFA ACS) by the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland (prior to 1 May 2003, the Central Bank of Ireland (the "**Authority**")) and for the role of a cover-assets monitor (the "**Monitor**") in respect of each such designated public credit institution. See "Irish Asset Covered Securities".

Currencies:

Instruments, Pfandbrief Instruments and ACS Instruments may be denominated in any currency or currencies (including, without limitation, Australian Dollars ("**AUD**"), Canadian Dollars ("**CAD**"), Czech Koruna ("**CZK**"), Danish Kroner ("**DKR**"), Estonian Kroons ("**EEK**"), EUR, Hong Kong Dollars ("**HKD**"), Hungarian Forint ("**HUF**"), Japanese Yen ("**JPY**"), Lithuanian Litas ("**LTL**"), New Zealand Dollars ("**NZD**"), Norwegian Kronor ("**NKR**"), Polish Zloty ("**PLN**"), Pounds Sterling ("**GBP**"), Singapore Dollars ("**SGD**"), Slovak Koruna ("**SKK**"), South African Rand ("**SAR**"), Swedish Kronor ("**SEK**"), Swiss Francs ("**CHF**") and USD) subject to compliance with all applicable legal or regulatory requirements and, in the case of Pfandbrief Instruments in particular, the German Mortgage Bank Act and, in the case of ACS Instruments in particular, the ACS Act and as further specified in the relevant Pricing Supplement. Payments in respect of Instruments, Pfandbrief Instruments and ACS Instruments may, subject to compliance as aforesaid, be made in and/or linked to, any currency or currencies other than the currency in which such Instruments, Pfandbrief Instruments or ACS Instruments are denominated.

Status and Ranking of Instruments, Pfandbrief Instruments and ACS Instruments:

Instruments may be issued on an unsubordinated basis or on a subordinated basis.

Instruments issued on an unsubordinated basis will rank *pari passu* among themselves and the obligations of the relevant Issuer in respect thereof will rank at least *pari passu* with the relevant Issuer's other secured and unsubordinated obligations but in the event of insolvency only to the extent permitted by applicable laws relating to creditors' rights.

Instruments issued on a subordinated basis will rank *pari passu* among themselves and at least *pari passu* with the relevant Issuers's other subordinated obligations, subject to statutorily preferred exceptions.

Pfandbrief Instruments will constitute direct, unconditional and unsubordinated obligations of the Pfandbriefbank and will rank *pari passu* without any preference among themselves. Pfandbrief Instruments are covered by a pool of assets in accordance with the German Mortgage Bank Act (*Hypothekenbankgesetz*) and rank at least *pari passu* with all

other obligations of the Pfandbriefbank arising from Mortgage Pfandbriefe or Public Sector Pfandbriefe, as the case may be.

ACS Instruments will constitute direct, unconditional and unsubordinated obligations of DEPFA ACS and will rank *pari passu* without any preference among themselves. ACS Instruments are secured by a statutory preference under the ACS Act on the assets comprised in the Pool maintained by DEPFA ACS. ACS Instruments will rank *pari passu* with all other public credit covered securities which may be issued by DEPFA ACS in accordance with the ACS Act.

Regulatory Capital: Instruments may be issued by DEPFA plc or the Pfandbriefbank for regulatory capital purposes, in which case they will include such terms (including subordination as described above) as necessary to qualify for such treatment.

Issue Price: Instruments, Pfandbrief Instruments and ACS Instruments may be issued at any price and either on a fully or partly paid basis, as specified in the relevant Pricing Supplement.

Maturities: Instruments, Pfandbrief Instruments and ACS Instruments may be issued with any maturity, or in the case of Instruments, with no specified maturity dates *provided, however, that* Instruments, Pfandbrief Instruments and ACS Instruments will only be issued in compliance with all applicable legal and/or regulatory and/or central bank requirements.

Redemption: Instruments, Pfandbrief Instruments and ACS Instruments may be redeemable at par or at such other Redemption Amount (detailed in a formula or otherwise) as may be specified in the relevant Pricing Supplement.

Early Redemption: Early redemption of the Instruments will be permitted for taxation reasons as mentioned in the Terms and Conditions of the Instruments, but will otherwise be permitted only to the extent specified in the relevant Pricing Supplement. Early redemption for taxation reasons shall not be permitted for Pfandbrief Instruments or ACS Instruments as they will not be subject to the obligation of the relevant Issuer to pay any additional amounts in respect of any amount withheld from any payment thereon for or on account of any tax.

Interest: Instruments, Pfandbrief Instruments and ACS Instruments may be interest-bearing or non-interest bearing. Interest (if any) may be at a fixed or floating rate or a combination thereof. Where Instruments are issued on a subordinated basis, provision may be made for interest to be deferred in certain circumstances as specified in the relevant Pricing Supplement and Condition 5.

Denominations: Instruments, Pfandbrief Instruments and ACS Instruments will be issued in such denominations as may be specified in the relevant Pricing Supplement, subject to compliance with all applicable legal and/or regulatory and/or central bank requirements.

Taxation: In relation to Instruments, Pfandbrief Instruments and ACS Instruments issued by an Issuer, payments in respect of Instruments, Pfandbrief Instruments and ACS Instruments will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the jurisdiction of incorporation of such Issuer or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, in the case of Instruments only, the relevant Issuer will, subject to customary exceptions, pay such additional amounts as will result in the holders of Instruments or Coupons receiving such amounts as they would

have received in respect of such Instruments or Coupons had no such withholding or deduction been required. Pfandbrief Instruments and ACS Instruments will not provide for the obligation of the relevant Issuer to pay such additional amounts in the event of taxes or duties being withheld or deducted from payments of principal or interest as aforesaid.

Events of Default in respect to Instruments:	As more fully described in Condition 13 of the Instruments.
Events of Default in respect to Pfandbrief Instruments:	None.
Events of Default in respect to ACS Instruments:	None.
Negative Pledge:	None.
Cross Default:	None.
Governing Law:	Unless otherwise specified in the relevant Pricing Supplement, any subordination provisions will be governed by German law or, as the case may be, Irish law. Subject thereto, the Instruments and all related contractual documentation will be governed by, and construed in accordance with, English law. Pfandbrief Instruments will be governed by German law. ACS Instruments will be governed by Irish law.
Listing:	Each Series of Instruments and Pfandbrief Instruments may be admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange, to listing on the Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange or (in the case of Instruments) to listing on the Irish Stock Exchange or to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system as may be agreed between DEPFA plc and/or, as the case may be, the Pfandbriefbank and the relevant Dealer(s) and specified in the relevant Pricing Supplement; or may be unlisted. Each Series of ACS Instruments may be admitted to listing on the Official List of the Irish Stock Exchange and/or to listing on the Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange, or to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system as may be agreed between DEPFA ACS and the relevant Dealer(s) and specified in the relevant Pricing Supplement; or may be unlisted.
Terms and Conditions:	A Pricing Supplement will be prepared in respect of each Tranche of Instruments, Pfandbrief Instruments or ACS Instruments. If specified in the relevant Pricing Supplement that other terms and conditions may apply to the Instruments, Pfandbrief Instruments or ACS Instruments, such other terms and conditions will replace the Terms and Conditions set out herein. Copies of such documents, in the case of Instruments, Pfandbrief Instruments or ACS Instruments, to be listed will be delivered to any relevant listing authority, stock exchange and/or quotation system on or before the Issue Date of such Instruments, Pfandbrief Instruments or ACS Instruments. The terms and conditions applicable to each Series of Instruments, Pfandbrief Instruments or ACS Instruments will be those set out herein as supplemented or modified by the relevant Pricing Supplement. If the relevant Pricing Supplement specifies that other terms and conditions apply to the Instruments, Pfandbrief Instruments or ACS Instruments, such other terms and conditions shall be the legally binding terms and conditions of the Instruments, Pfandbrief Instruments or ACS Instruments.
Enforcement of Instruments in Global Form:	In the case of Instruments in global form, investors will have the benefit of a deed of covenant dated 1 August 2003, a copy of which will be available for inspection at the specified office of the Fiscal Agent.

Puts/Calls:	In the event that put and/or call options are applicable to any Instruments, Pfandbrief Instruments or ACS Instruments (as agreed between the relevant Issuer and the relevant Dealer), the details thereof (including notice periods) will be inserted in the relevant Pricing Supplement or, in the case of Pfandbrief Instruments and ACS Instruments, described in the relevant terms and conditions. Puts/calls will in all cases be subject to any legal and/ or regulatory requirement providing for minimum maturities for an issue denominated in a specific currency.
Clearing Systems:	Euroclear, CBL and/or any other clearing system (including CBF) as may be specified in the relevant Pricing Supplement or, in the case of Pfandbrief Instruments and ACS Instruments, as may be specified in the relevant terms and conditions prepared for the relevant series of Pfandbrief Instruments or, as the case may be, ACS Instruments.
Selling Restrictions:	For a description of certain restrictions on offers, sales and deliveries of Instruments, Pfandbrief Instruments or ACS Instruments and on the distribution of offering material in the United States of America, the United Kingdom, Japan, Germany and Ireland, see under "Subscription and Sale". Further restrictions may be required in connection with any particular Tranche of Instruments, Pfandbrief Instruments or ACS Instruments and will be specified in the documentation relating to such Tranche.

FORMS OF THE INSTRUMENTS

Each Tranche of Instruments will initially be in the form of either a temporary global instrument (the "Temporary Global Instrument"), without interest coupons, or a permanent global instrument (the "Permanent Global Instrument"), without interest coupons, in each case as specified in the relevant Pricing Supplement. Each Temporary Global Instrument or, as the case may be, Permanent Global Instrument (each a "Global Instrument") will be deposited on or around the issue date of the relevant Tranche of the Instruments with a depositary or a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and/or Clearstream Banking, société anonyme, Luxembourg ("CBL") and/or Clearstream Banking AG, Frankfurt ("CBF") and/or any other relevant clearing system.

The relevant Pricing Supplement will also specify whether United States Treasury Regulation §1.163-5(c)(2)(i)(C) (the "TEFRA C Rules") or United States Treasury Regulation §1.163-5(c)(2)(i)(D) (the "TEFRA D Rules") are applicable in relation to the Instruments or, if the Instruments do not have a maturity of more than 365 days, that neither the TEFRA C Rules nor the TEFRA D Rules are applicable.

Temporary Global Instrument exchangeable for Permanent Global Instrument

If the relevant Pricing Supplement specifies the form of Instruments as being "Temporary Global Instrument exchangeable for a Permanent Global Instrument", then the Instruments will initially be in the form of a Temporary Global Instrument which will be exchangeable, in whole or in part, for interests in a Permanent Global Instrument, without interest coupons, not earlier than 40 days after the issue date of the relevant Tranche of the Instruments upon certification as to non-U.S. beneficial ownership. No payments will be made under the Temporary Global Instrument unless exchange for interests in the Permanent Global Instrument is improperly withheld or refused. In addition, interest payments in respect of the Instruments cannot be collected without such certification of non-U.S. beneficial ownership.

Whenever any interest in the Temporary Global Instrument is to be exchanged for an interest in a Permanent Global Instrument, the relevant Issuer shall procure (in the case of first exchange) the prompt delivery (free of charge to the bearer) of such Permanent Global Instrument to the bearer of the Temporary Global Instrument or (in the case of any subsequent exchange) an increase in the principal amount of the Permanent Global Instrument in accordance with its terms against:

(i) presentation and (in the case of final exchange) surrender of the Temporary Global Instrument at the Specified Office of the Fiscal Agent; and

(ii) receipt by the Fiscal Agent of a certificate or certificates of non-U.S. beneficial ownership,

within 7 days of the bearer requesting such exchange.

The principal amount of the Permanent Global Instrument shall be equal to the aggregate of the principal amounts specified in the certificates of non-U.S. beneficial ownership; *provided, however, that* in no circumstances shall the principal amount of the Permanent Global Instrument exceed the initial principal amount of the Temporary Global Instrument.

The Permanent Global Instrument will be exchangeable in whole, but not in part, for Instruments in definitive form ("Definitive Instruments"):

(i) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement; or

(ii) at any time, if so specified in the relevant Pricing Supplement; or

(iii) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Instrument", then if (a) Euroclear or CBL or CBF or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or (b) any of the circumstances described in Condition 13 (*Events of Default*) occurs.

Whenever the Permanent Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Permanent Global Instrument to the bearer of the

Permanent Global Instrument against the surrender of the Permanent Global Instrument at the Specified Office of the Fiscal Agent within 30 days of the bearer requesting such exchange.

Temporary Global Instrument exchangeable for Definitive Instruments

If the relevant Pricing Supplement specifies the form of Instruments as being "Temporary Global Instrument exchangeable for Definitive Instruments" and also specifies that the TEFRA C Rules are applicable or that neither the TEFRA C Rules or the TEFRA D Rules are applicable, then the Instruments will initially be in the form of a Temporary Global Instrument which will be exchangeable, in whole but not in part, for Definitive Instruments not earlier than 40 days after the issue date of the relevant Tranche of the Instruments.

If the relevant Pricing Supplement specifies the form of Instruments as being "Temporary Global Instrument exchangeable for Definitive Instruments" and also specifies that the TEFRA D Rules are applicable, then the Instruments will initially be in the form of a Temporary Global Instrument which will be exchangeable, in whole or in part, for Definitive Instruments not earlier than 40 days after the issue date of the relevant Tranche of the Instruments upon certification as to non-U.S. beneficial ownership. Interest payments in respect of the Instruments cannot be collected without such certification of non-U.S. beneficial ownership.

Whenever the Temporary Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Temporary Global Instrument to the bearer of the Temporary Global Instrument against the surrender of the Temporary Global Instrument at the Specified Office of the Fiscal Agent within 30 days of the bearer requesting such exchange.

Permanent Global Instrument exchangeable for Definitive Instruments

If the relevant Pricing Supplement specifies the form of Instruments as being "Permanent Global Instrument exchangeable for Definitive Instruments", then the Instruments will initially be in the form of a Permanent Global Instrument which will be exchangeable in whole, but not in part, for Definitive Instruments:

(i) on the expiry of such period of notice as may be specified in the relevant Pricing Supplement; or

(ii) at any time, if so specified in the relevant Pricing Supplement; or

(iii) if the relevant Pricing Supplement specifies "in the limited circumstances described in the Permanent Global Instrument", then if (a) Euroclear or CBL or CBF or any other relevant clearing system is closed for business for a continuous period of 14 days (other than by reason of legal holidays) or announces an intention permanently to cease business or (b) any of the circumstances described in Condition 13 (Events of Default) occurs.

Whenever the Permanent Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Permanent Global Instrument to the bearer of the Permanent Global Instrument against the surrender of the Permanent Global Instrument at the Specified Office of the Fiscal Agent within 30 days of the bearer requesting such exchange.

Terms and Conditions applicable to the Instruments

The terms and conditions applicable to any Definitive Instrument will be endorsed on that Instrument and will consist of the terms and conditions set out under "Terms and Conditions of the Instruments" below and the provisions of the relevant Pricing Supplement which supplement, amend and/or replace those terms and conditions.

The terms and conditions applicable to any Instrument in global form will differ from those terms and conditions which would apply to the Instrument were it in definitive form to the extent described under "Summary of Provisions Relating to the Instruments while in Global Form" below.

Legend concerning United States persons

In the case of any Tranche of Instruments having a maturity of more than 365 days, the Instruments in global form, the Instruments in definitive form and any Coupons and Talons appertaining thereto will bear a legend to the following effect:

"Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

The sections referred to in such legend provide that a United States person who holds an Instrument, a Coupon or Talon will generally not be allowed to deduct any loss realised on the sale, exchange or redemption of such Instrument, Coupon or Talon and any gain (which might otherwise be characterised as capital gain) recognised on such sale, exchange or redemption will be treated as ordinary income.

TERMS AND CONDITIONS OF THE INSTRUMENTS

The following is the text of the terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will be endorsed on each Instrument in definitive form issued under the Programme. The terms and conditions applicable to any Instrument in global form will differ from those terms and conditions which would apply to the Instrument were it in definitive form to the extent described under "Summary of Provisions Relating to the Instruments while in Global Form" below.

1. Introduction

(a) *Programme*: DEPFA BANK plc ("DEPFA plc"), DEPFA Deutsche Pfandbriefbank AG (the "Pfandbriefbank" and, together with DEPFA plc, the "Issuers" and each, an "Issuer") and DEPFA ACS Bank ("DEPFA ACS") have established a programme (the "Programme") for the issuance of up to €25,000,000,000 in aggregate principal amount of debt instruments, including Instruments of the Issuers (the "Instruments").

(b) *Pricing Supplement*: Instruments issued under the Programme are issued in series (each a "Series") and each Series may comprise one or more tranches (each a "Tranche") of Instruments. Each Tranche is the subject of a pricing supplement (the "Pricing Supplement") which supplements these terms and conditions (the "Conditions"). The terms and conditions applicable to any particular Tranche of Instruments are these Conditions as supplemented, amended and/or replaced by the relevant Pricing Supplement. In the event of any inconsistency between these Conditions and the relevant Pricing Supplement, the relevant Pricing Supplement shall prevail.

(c) *Agency Agreement*: The Instruments are the subject of an amended and restated issue and paying agency agreement dated 1 August 2003 (as amended or supplemented from time to time, the "Agency Agreement") between the Issuers, DEPFA ACS, Deutsche Bank AG London as fiscal agent (the "Fiscal Agent", which expression includes any successor fiscal agent appointed from time to time in connection with the Instruments), DEPFA Deutsche Pfandbriefbank AG as German fiscal agent (the "German Fiscal Agent", which expression includes any successor German fiscal agent appointed from time to time in connection with the Instruments) and the paying agents named therein (together with the Fiscal Agent and the German Fiscal Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the Instruments).

(d) *The Instruments*: All subsequent references in these Conditions to "Instruments" are to the Instruments which are the subject of the relevant Pricing Supplement. Copies of the relevant Pricing Supplement are available for inspection by Instrumentholders (as defined below) during normal business hours at the registered office in Ireland of DEPFA plc and at the Specified Offices of the Fiscal Agent and the German Fiscal Agent, the initial Specified Offices of which are set out below.

(e) *Summaries*: Certain provisions of these Conditions are summaries of the Agency Agreement and are subject to its detailed provisions. The holders of the Instruments (the "Instrumentholders") and the holders of the related interest coupons, if any, (the "Couponholders" and the "Coupons", respectively) are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement applicable to them. Copies of the Agency Agreement are available for inspection by Instrumentholders during normal business hours at the registered office in Ireland of DEPFA plc and at the Specified Offices of each of the Paying Agents, the initial Specified Offices of which are set out below.

2. Interpretation

(a) *Definitions*: In these Conditions the following expressions have the following meanings:

"Accrual Yield" has the meaning given in the relevant Pricing Supplement;

"Additional Business Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

"Additional Financial Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

"Business Day" means:

(i) in relation to any sum payable in Euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and

(ii) in relation to any sum payable in a currency other than Euro, a day on which commercial banks and foreign exchange markets settle payments generally in London, in the Principal Financial Centre of the relevant currency and in each (if any) Additional Business Centre;

"Business Day Convention", in relation to any particular date, has the meaning given in the relevant Pricing Supplement and, if so specified in the relevant Pricing Supplement, may have different meanings in relation to different dates and, in this context, the following expressions shall have the following meanings:

(i) "Following Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day;

(ii) "Modified Following Business Day Convention" or "Modified Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date will be the first preceding day that is a Business Day;

(iii) "Preceding Business Day Convention" means that the relevant date shall be brought forward to the first preceding day that is a Business Day;

(iv) "FRN Convention", "Floating Rate Convention" or "Eurodollar Convention" means that each relevant date shall be the date which numerically corresponds to the preceding such date in the calendar month which is the number of months specified in the relevant Pricing Supplement as the Specified Period after the calendar month in which the preceding such date occurred *provided, however, that*:

(A) if there is no such numerically corresponding day in the calendar month in which any such date should occur, then such date will be the last day which is a Business Day in that calendar month;

(B) if any such date would otherwise fall on a day which is not a Business Day, then such date will be the first following day which is a Business Day unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Business Day; and

(C) if the preceding such date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and

(v) "No Adjustment" means that the relevant date shall not be adjusted in accordance with any Business Day Convention;

"Calculation Agent" means the Fiscal Agent or such other Person specified in the relevant Pricing Supplement as the party responsible for calculating the Rate(s) of Interest and Interest Amount(s) and/or such other amount(s) as may be specified in the relevant Pricing Supplement;

"Coupon Sheet" means, in respect of an Instrument, a coupon sheet relating to the Instrument;

"Day Count Fraction" means, in respect of the calculation of an amount for any period of time (the "Calculation Period"), such day count fraction as may be specified in these Conditions or the relevant Pricing Supplement and:

(i) if "Actual/Actual (ISMA)" is so specified, means:

(a) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(b) where the Calculation Period is longer than one Regular Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year;

(ii) if "Actual/365" or "Actual/Actual (ISDA)" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(iii) if "Actual/365 (Fixed)" is so specified, means the actual number of days in the Calculation Period divided by 365;

(iv) if "Actual/360" is so specified, means the actual number of days in the Calculation Period divided by 360;

(v) if "30/360" is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"Early Redemption Amount (Tax)" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Early Termination Amount" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Pricing Supplement;

"Extraordinary Resolution" has the meaning given in the Agency Agreement;

"Final Redemption Amount" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Fixed Coupon Amount" has the meaning given in the relevant Pricing Supplement;

"Interest Amount" means, in relation to a Instrument and an Interest Period, the amount of interest payable in respect of that Instrument for that Interest Period;

"Interest Commencement Date" means the Issue Date of the Instruments or such other date as may be specified as the Interest Commencement Date in the relevant Pricing Supplement;

"Interest Determination Date" has the meaning given in the relevant Pricing Supplement;

"Interest Payment Date" means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement:

(i) as the same may be adjusted in accordance with the relevant Business Day Convention; or

(ii) if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Pricing Supplement as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of

calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case);

"Interest Period" means each period beginning on (and including) the Interest Commencement Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date;

"ISDA Definitions" means the 2000 ISDA Definitions (as amended and updated as at the date of issue of the first Tranche of the Instruments of the relevant Series (as specified in the relevant Pricing Supplement) as published by the International Swaps and Derivatives Association, Inc.);

"Issue Date" has the meaning given in the relevant Pricing Supplement;

"Margin" has the meaning given in the relevant Pricing Supplement;

"Maturity Date" has the meaning given in the relevant Pricing Supplement;

"Maximum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Minimum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Optional Redemption Amount (Call)" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Optional Redemption Amount (Put)" means, in respect of any Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Optional Redemption Date (Call)" has the meaning given in the relevant Pricing Supplement;

"Optional Redemption Date (Put)" has the meaning given in the relevant Pricing Supplement;

"Participating Member State" means a Member State of the European Communities which adopts the Euro as its lawful currency in accordance with the Treaty;

"Payment Business Day" means:

(i) if the currency of payment is Euro, any day which is:

(A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

(B) in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in each (if any) Additional Financial Centre; or

(ii) if the currency of payment is not Euro, any day which is:

(A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

(B) in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre;

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Principal Financial Centre" means, in relation to any currency, the principal financial centre for that currency *provided, however, that*:

(i) in relation to Euro, it means the principal financial centre of such Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(ii) in relation to Australian dollars, it means either Sydney or Melbourne and, in relation to New Zealand dollars, it means either Wellington or Auckland; in each case as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;

"Put Option Notice" means a notice which must be delivered to a Paying Agent by any Instrumentholder wanting to exercise a right to redeem a Instrument at the option of the Instrumentholder;

"Put Option Receipt" means a receipt issued by a Paying Agent to a depositing Instrumentholder upon deposit of an Instrument with such Paying Agent by any Instrumentholder wanting to exercise a right to redeem an Instrument at the option of the Instrumentholder;

"Rate of Interest" means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Instruments specified in the relevant Pricing Supplement or calculated or determined in accordance with the provisions of these Conditions and/or the relevant Pricing Supplement;

"Redemption Amount" means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Optional Redemption Amount (Call), the Optional Redemption Amount (Put), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement;

"Reference Banks" has the meaning given in the relevant Pricing Supplement or, if none, four (or if the Principal Financial Centre is Helsinki, five) major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate;

"Reference Price" has the meaning given in the relevant Pricing Supplement;

"Reference Rate" has the meaning given in the relevant Pricing Supplement;

"Regular Period" means:

(i) in the case of Instruments where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(ii) in the case of Instruments where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls; and

(iii) in the case of Instruments where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

"Relevant Date" means, in relation to any payment, whichever is the later of (a) the date on which the payment in question first becomes due and (b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Fiscal Agent or, as the case may be, the German Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Instrumentholders in accordance with Condition 20 (*Notices*);

"Relevant Financial Centre" has the meaning given in the relevant Pricing Supplement;

"Relevant Screen Page" means the page, section or other part of a particular information service (including, without limitation, the Reuters Money 3000 Service and Moneyline Telerate Service) specified as the Relevant Screen Page in the relevant Pricing Supplement, or such other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the Person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate;

"Relevant Time" has the meaning given in the relevant Pricing Supplement;

"Reserved Matter" means any proposal to change any date fixed for payment of principal or interest in respect of the Instruments, to reduce the amount of principal or interest payable on any date in respect of the Instruments, to alter the method of calculating the amount of any payment in respect of the Instruments or the date for any such payment, to change the currency of any payment under the Instruments or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution;

"Security Interest" means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"Specified Currency" has the meaning given in the relevant Pricing Supplement;

"Specified Denomination(s)" has the meaning given in the relevant Pricing Supplement;

"Specified Office" has the meaning given in the Agency Agreement;

"Specified Period" has the meaning given in the relevant Pricing Supplement;

"Subsidiary" means, in relation to any Person (the "first Person") at any particular time, any other Person (the "second Person"):

(i) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(ii) whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person;

"Talon" means a talon for further Coupons;

"TARGET Settlement Day" means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open;

"Treaty" means the Treaty establishing the European Communities, as amended;

"Zero Coupon Instrument" means an Instrument specified as such in the relevant Pricing Supplement;

(b) *Interpretation*: In these Conditions:

(i) if the Instruments are Zero Coupon Instruments, references to Coupons and Couponholders are not applicable;

(ii) if Talons are specified in the relevant Pricing Supplement as being attached to the Instruments at the time of issue, references to Coupons shall be deemed to include references to Talons;

(iii) if Talons are not specified in the relevant Pricing Supplement as being attached to the Instruments at the time of issue, references to Talons are not applicable;

(iv) any reference to principal shall be deemed to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 12 (*Taxation*), any premium payable in respect of an Instrument and any other amount in the nature of principal payable pursuant to these Conditions;

(v) any reference to interest shall be deemed to include any additional amounts in respect of interest which may be payable under Condition 12 (*Taxation*) and any other amount in the nature of interest payable pursuant to these Conditions;

(vi) references to Instruments being "outstanding" shall be construed in accordance with the Agency Agreement; and

(vii) if an expression is stated in Condition 2(a) (*Interpretation — Definitions*) to have the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no such meaning or specifies that such expression is "not applicable" then such expression is not applicable to the Instruments.

3. Form, Denomination and Title

(a) The Instruments are in bearer form in the Specified Denomination(s) with Coupons and, if specified in the relevant Pricing Supplement, Talons attached at the time of issue. In the case of a Series of Instruments with more than one Specified Denomination, Instruments of one Specified Denomination will not be exchangeable for Instruments of another Specified Denomination. Title to the Instruments and the Coupons will pass by delivery. The holder of any Instrument or Coupon shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no Person shall be liable for so treating such Instrumentholder or Couponholder. No person shall have any right to enforce any term or condition of any Instrument under the Contracts (Rights of Third Parties) Act 1999.

(b) Instruments, the principal amount of which is repayable by instalments ("Instalment Instruments"), will have endorsed thereon a grid for recording the repayment of principal.

4. Status — Unsubordinated Instruments

(a) This Condition 4 (*Status — Unsubordinated Instruments*) is applicable in relation to Instruments specified in the Pricing Supplement as being unsubordinated or not specified as being subordinated ("Unsubordinated Instruments").

(b) The Unsubordinated Instruments constitute direct, unconditional, unsubordinated and unsecured obligations of the Issuer which will at all times rank *pari passu* among themselves and at least *pari passu* with all other direct, unconditional, unsubordinated and unsecured obligations of the Issuer, present and future, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application.

5. Status — Subordinated Instruments

(a) This Condition 5 (*Status — Subordinated Instruments*) is applicable only in relation to Instruments specified in the Pricing Supplement as being subordinated ("Subordinated Instruments").

(b) The Subordinated Instruments constitute direct, unconditional, unsecured and subordinated obligations of the Issuer which will at all times rank *pari passu* in priority of payment and in all other respects without any preference among themselves and at least *pari passu* with all other subordinated obligations of the Issuer, present and future, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application or which by their terms rank subordinate to the Subordinated Instruments. Subordinated Instruments shall have a duration of at least five years.

(c) The rights of holders of Subordinated Instruments are subordinated to the prior payment in full of the deposit liabilities and all other liabilities of the Issuer except those liabilities which by their terms rank equally or subordinate to the Subordinated Instruments (but only in the circumstances referred to in Condition 5(d) below) and shall rank at least *pari passu* with all other subordinated obligations of the Issuer (other than such subordinated obligations (if any) as may be preferred by provisions of law that are both mandatory and of general application or which by their terms rank subordinate to the Subordinated Instruments).

(d) In the event of insolvency proceedings over the Issuer's estate or the liquidation, dissolution or winding-up of the Issuer or in the event of any proceedings as the result of which or in consequence of which the Issuer may be liquidated, dissolved or wound-up then no payments shall be made to the holders of the Subordinated Instruments until all claims of all unsubordinated creditors of the Issuer have been fully satisfied including the prior payment in full of the deposit liabilities of the Issuer, but, subject thereto, holders of Subordinated Instruments shall be entitled to claim payment in full of the principal amount, interest and any other amounts due in respect of the Subordinated Instruments at least *pari passu* and rateably with all other subordinated obligations of the Issuer (other than such subordinated obligations (if any) as may be preferred by provisions of law that are both mandatory and of general application or which by their terms rank subordinate to the Subordinated Instruments). The Issuer will pursuant to Condition 20 (*Notices*) inform the holders of the Subordinated Instruments of their entitlement hereunder.

(e) No holder of a Subordinated Instrument may exercise (before any court or otherwise) any right of set-off or counterclaim in respect of any amounts due under any Subordinated Instrument.

(f) No security of whatever kind is, or shall at any time be, provided by the Issuer or any other person securing the claims of the holders of the Subordinated Instruments under the Subordinated Instruments.

(g) No subsequent agreement between the Issuer and the holders of the Subordinated Instruments may have the effect of limiting the provisions set out herein with regard to the subordination of the Subordinated Instruments or shortening the maturity of the Subordinated Instruments except that a change in taxation leads to the payment of additional amounts in accordance with Condition 12 (*Taxation*). If the Subordinated Instruments of the Pfandbriefbank are redeemed prior to their Maturity Date otherwise than in the circumstances described in Condition 5(d) above, then the amount so redeemed may be required to be returned to the Pfandbriefbank irrespective of any agreement to the contrary, unless such redemption takes place at least five years after the issue of the Subordinated Instruments or a statutory exemption in accordance with Section 10 paragraph 5a of the German Banking Act (*Kreditwesengesetz*) applies or the Pfandbriefbank shall have replaced the capital (*Haftendes Eigenkapital*) within the meaning of the German Banking Act created by the Subordinated Instruments with liable capital of equal or higher ranking or the German federal supervisory authority has given approval to the early redemption.

(h) Holders of Subordinated Instruments shall have no right other than in the event of liquidation, dissolution or winding-up of the Issuer, upon default of any payment owing under the Subordinated Instruments or in the performance of any covenant of the Issuer or otherwise, to accelerate the maturity of their Subordinated Instruments.

6. Fixed Rate Instrument Provisions

(a) *Application:* This Condition 6 (*Fixed Rate Instrument Provisions*) is applicable to the Instruments only if the Fixed Rate Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Accrual of Interest:* Interest shall accrue on the principal amount of each Instrument or, in the case of an Instalment Instrument, on each instalment of principal or, in the case of a partly paid Instrument, on the paid up principal amount of such Instrument or otherwise as indicated in the Pricing Supplement. The Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 11 (*Payments*). Each Instrument will cease to bear interest from the due date for final redemption (or, in the case of an Instalment Instrument, in respect of each instalment of principal, on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition 6 (*Fixed Rate Instrument Provisions*) (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Instrument up to that day are received by or on behalf of the relevant Instrumentholder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the Instrumentholders in accordance with Condition 20 (*Notices*) that it has received all sums due in respect of the Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

(c) *Fixed Coupon Amount:* The amount of interest payable in respect of each Instrument for any Interest Period shall be the relevant Fixed Coupon Amount and, if the Instruments are in more than one Specified Denomination, shall be the relevant Fixed Coupon Amount in respect of the relevant Specified Denomination.

(d) *Calculation of Interest Amount:* The amount of interest payable in respect of each Instrument for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the Rate of Interest to the principal amount of such Instrument, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards). For this purpose a "sub-unit" means, in the case of any currency other than Euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, in the case of Euro, means one cent.

7. Floating Rate Instrument and Index-Linked Interest Instrument Provisions

(a) *Application:* This Condition 7 (*Floating Rate Instrument and Index-Linked Interest Instrument Provisions*) is applicable to the Instruments only if the Floating Rate Instrument Provisions or the Index-Linked Interest Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Accrual of interest:* Interest shall accrue on the principal amount of each Instrument or, in the case of an Instalment Instrument, on each instalment of principal or, in the case of a partly paid Instrument, on the paid up principal amount of such Instrument or otherwise as indicated in the Pricing Supplement. The Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 11 (*Payments*). Each Instrument will cease to bear interest from the due date for final redemption (or, in the case of an Instalment Instrument, in respect of each instalment of principal, on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Instrument up to that day are received by or on behalf of the relevant Instrumentholder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the Instrumentholders in accordance with Condition 20 (*Notices*) that it has received all sums due in respect of the Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

(c) *Screen Rate Determination:* If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Instruments for each Interest Period will be determined by the Calculation Agent on the following basis:

(i) if the Reference Rate is a composite quotation or customarily supplied by one entity, the Calculation Agent will determine the Reference Rate which appears on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(ii) in any other case, the Calculation Agent will determine the arithmetic mean of the Reference Rates which appear on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(iii) if, in the case of (i) above, such rate does not appear on that page or, in the case of (ii) above, fewer than two such rates appear on that page or if, in either case, the Relevant Screen Page is unavailable, the Calculation Agent will:

(A) request the principal Relevant Financial Centre office of each the Reference Banks to provide a quotation of the Reference Rate at approximately the Relevant Time on the Interest Determination Date to prime banks in the Relevant Financial Centre interbank market in an amount that is representative for a single transaction in that market at that time; and

(B) determine the arithmetic mean of such quotations; and

(iv) if fewer than two such quotations are provided as requested, the Calculation Agent will determine the arithmetic mean of the rates (being the nearest to the Reference Rate, as determined by the Calculation Agent) quoted by major banks in the Principal Financial Centre of the Specified Currency, selected by the Calculation Agent, at approximately 11.00 a.m. (local time in the Principal Financial Centre of the Specified Currency) on the first day of the relevant Interest Period for loans in the Specified Currency to leading European banks for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time,

and the Rate of Interest for such Interest Period shall be the sum of the Margin and the rate or (as the case may be) the arithmetic mean so determined; *provided, however, that* if the Calculation Agent is unable to determine a rate or (as the case may be) an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the Instruments during such Interest Period will be the sum of the Margin and the rate or (as the case may be) the arithmetic mean last determined in relation to the Instruments in respect of a preceding Interest Period.

(d) *ISDA Determination:* If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Instruments for each Interest Period will be the sum of the Margin and the relevant ISDA Rate where "ISDA Rate" in relation to any Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i) the Floating Rate Option (as defined in the ISDA Definitions) is as specified in the relevant Pricing Supplement;

(ii) the Designated Maturity (as defined in the ISDA Definitions) is a period specified in the relevant Pricing Supplement; and

(iii) the relevant Reset Date (as defined in the ISDA Definitions) is either (A) if the relevant Floating Rate Option is based on the London inter-bank offered rate (LIBOR) for a currency, the first day of that Interest Period or (B) in any other case, as specified in the relevant Pricing Supplement.

(e) *Index-Linked Interest:* If the Index-Linked Interest Instrument Provisions are specified in the relevant Pricing Supplement as being applicable, the Rate(s) of Interest applicable to the Instruments for each Interest Period will be determined in the manner specified in the relevant Pricing Supplement.

(f) *Maximum or Minimum Rate of Interest:* If any Maximum Rate of Interest or Minimum Rate of Interest is specified in the relevant Pricing Supplement, then the Rate of Interest shall in no event be greater than the maximum or be less than the minimum so specified.

(g) *Calculation of Interest Amount:* The Calculation Agent will, as soon as practicable after the time at which the Rate of Interest is to be determined in relation to each Interest Period, calculate the Interest Amount payable in respect of each Instrument for such Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to the principal amount of such Instrument during such Interest Period and multiplying the product by the relevant Day Count Fraction.

(h) *Calculation of other amounts:* If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent will, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount will be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

(i) *Publication:* The Calculation Agent will cause each Rate of Interest and Interest Amount determined by it, together with the relevant Interest Payment Date, and any other amount(s) required to be determined by it together with any relevant payment date(s) to be notified to the Issuer, the Paying Agents and each listing authority, stock exchange and/or quotation system (if any) by which the Instruments have then been admitted to listing, trading and/or quotation as soon as practicable after such determination but (in the case of each Rate of Interest, Interest Amount and Interest Payment Date) in any event not later than the first day of the relevant Interest Period. Notice thereof shall also promptly be given to the Instrumentholders. The Calculation Agent will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period.

(j) *Notifications etc:* All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Paying Agents, the Instrumentholders and the Couponholders and (subject as aforesaid) no liability to any such Person will attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions for such purposes.

8. Zero Coupon Instrument Provisions

(a) *Application:* This Condition 8 (*Zero Coupon Instrument Provisions*) is applicable to the Instruments only if the Zero Coupon Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Late payment on Zero Coupon Instruments:* If the Redemption Amount payable in respect of any Zero Coupon Instrument is improperly withheld or refused, the Redemption Amount shall thereafter be an amount equal to the sum of:

(i) the Reference Price; and

(ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price on the basis of the relevant Day Count Fraction from (and including) the Issue Date to (but excluding) whichever is the earlier of (i) the day on which all sums due in respect of such Instrument up to that day are received by or on behalf of the relevant Instrumentholder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the

Instrumentholders in accordance with Condition 20 (*Notices*) that it has received all sums due in respect of the Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

9. Dual Currency Instrument Provisions

(a) *Application:* This Condition 9 (*Dual Currency Instrument Provisions*) is applicable to the Instruments only if the Dual Currency Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Rate of Interest:* If the rate or amount of interest fails to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

10. Redemption and Purchase

(a) *Scheduled redemption*: Unless previously redeemed, or purchased and cancelled, the Instruments will be redeemed at their Final Redemption Amount (or, in the case of Instalment Instruments, in such number of instalments and in such amounts as may be specified in the Pricing Supplement) on the Maturity Date, subject as provided in Condition 11 (*Payments*).

(b) *Redemption for tax reasons:* The Instruments may be redeemed at the option of the Issuer in whole, but not in part:

(i) at any time (if neither the Floating Rate Instrument Provisions or the Index-Linked Interest Instrument Provisions are specified in the relevant Pricing Supplement as being applicable); or

(ii) on any Interest Payment Date (if the Floating Rate Instrument Provisions or the Index-Linked Interest Instrument Provisions are specified in the relevant Pricing Supplement as being applicable),

on giving not less than 30 nor more than 60 days' notice to the Instrumentholders (which notice shall be irrevocable), at their Early Redemption Amount (Tax), less, in the case of any Instalment Instrument, the aggregate amount of all instalments that shall have become due and payable in respect of such Instalment Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), together with interest accrued (if any) to the date fixed for redemption, if:

(A) the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 12 (*Taxation*) as a result of any change in, or amendment to, the laws or regulations of the Issuer's jurisdiction of incorporation or any political subdivision or any authority or agency thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations (including a holding by a court of competent jurisdiction), which change or amendment becomes effective on or after the date of issue of the first Tranche of the Instruments; and

(B) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided, however, that no such notice of redemption shall be given earlier than:

(1) where the Instruments may be redeemed at any time, 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts if a payment in respect of the Instruments were then due; or

(2) where the Instruments may be redeemed only on an Interest Payment Date, 60 days prior to the Interest Payment Date occurring immediately before the earliest date on which the Issuer would be obliged to pay such additional amounts if a payment in respect of the Instruments were then due.

Prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Fiscal Agent or, as the case may be, the German Fiscal Agent (A) a certificate signed by two directors of the Issuer stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred of and (B) an opinion of independent legal advisers of recognised standing to the effect that the Issuer has or will become obliged to pay such additional amounts as a result of such change or amendment. Upon the expiry of any

such notice as is referred to in this Condition 10(b), the Issuer shall be bound to redeem the Instruments in accordance with this Condition 10(b).

(c) *Redemption at the option of the Issuer:* If the Call Option is specified in the relevant Pricing Supplement as being applicable, the Instruments may be redeemed at the option of the Issuer in whole or, if so specified in the relevant Pricing Supplement, in part on any Optional Redemption Date (Call) at the relevant Optional Redemption Amount (Call) less, in the case of any Instalment Instrument, the aggregate amount of all instalments that shall have become due and payable in respect of such Instalment Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), on the Issuer's giving not less than 30 days' notice to the Instrumentholders (which notice shall be irrevocable and shall oblige the Issuer to redeem the Instruments or, as the case may be, the Instruments specified in such notice on the relevant Optional Redemption Date (Call) at the Optional Redemption Amount (Call) plus accrued interest (if any) to such date). This Condition 10(c) does not apply to Subordinated Instruments, except in the circumstances described under Condition 5(g) (*Status Subordinated Instruments*) and Condition 10(b) (*Redemption for tax reasons*).

(d) *Partial redemption:* If the Instruments are to be redeemed in part only on any date in accordance with Condition 10(c) (*Redemption at the option of the Issuer*), the Instruments to be redeemed shall be selected by the drawing of lots in such place as the Fiscal Agent or, as the case may be, the German Fiscal Agent approves and in such manner as the Fiscal Agent or, as the case may be, the German Fiscal Agent considers appropriate, subject to compliance with applicable law and the rules of each listing authority, stock exchange and/or quotation system (if any) by which the Instruments have then been admitted to listing, trading and/or quotation, and the notice to Instrumentholders referred to in Condition 10(c) (*Redemption at the option of the Issuer*) shall specify the serial numbers of the Instruments so to be redeemed. If any Maximum Redemption Amount or Minimum Redemption Amount is specified in the relevant Pricing Supplement, then the Optional Redemption Amount (Call) shall in no event be greater than the maximum or be less than the minimum so specified.

(e) *Redemption at the option of Instrumentholders:* If the Put Option is specified in the relevant Pricing Supplement as being applicable, the Issuer shall, at the option of the holder of any Instrument redeem such Instrument on the Optional Redemption Date (Put) specified in the relevant Put Option Notice at the relevant Optional Redemption Amount (Put) less, in the case of any Instalment Instrument, the aggregate amount of all instalments that shall have become due and payable in respect of such Instalment Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), together with interest (if any) accrued to such date. In order to exercise the option contained in this Condition 10(e), the holder of an Instrument must, not less than 45 days before the relevant Optional Redemption Date (Put), deposit with any Paying Agent such Instrument together with all unmatured Coupons relating thereto and a duly completed Put Option Notice in the form obtainable from any Paying Agent. The Paying Agent with which a Instrument is so deposited shall deliver a duly completed Put Option Receipt to the depositing Instrumentholder. No Instrument, once deposited with a duly completed Put Option Notice in accordance with this Condition 10(e), may be withdrawn; *provided, however, that* if, prior to the relevant Optional Redemption Date (Put), any such Instrument becomes immediately due and payable or, upon due presentation of any such Instrument on the relevant Optional Redemption Date (Put), payment of the redemption moneys is improperly withheld or refused, the relevant Paying Agent shall mail notification thereof to the depositing Instrumentholder at such address as may have been given by such Instrumentholder in the relevant Put Option Notice and shall hold such Instrument at its Specified Office for collection by the depositing Instrumentholder against surrender of the relevant Put Option Receipt. For so long as any outstanding Instrument is held by a Paying Agent in accordance with this Condition 10(e), the depositor of such Instrument and not such Paying Agent shall be deemed to be the holder of such Instrument for all purposes. This Condition 10(e) applies to Subordinated Instruments only to the extent specified under Condition 13(c) (*Subordinated Instruments*).

(f) *No other redemption:* The Issuer shall not be entitled to redeem the Instruments otherwise than as provided in paragraphs (a) to (e) above.

(g) *Early redemption of Zero Coupon Instruments:* Unless otherwise specified in the relevant Pricing Supplement, the Redemption Amount payable on redemption of a Zero Coupon Instrument at any time before the Maturity Date shall be an amount equal to the sum of:

(i) the Reference Price; and

(ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Instrument becomes due and payable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of such Day Count Fraction as may be specified in the Pricing Supplement for the purposes of this Condition 10(g) or, if none is so specified, a Day Count Fraction of 30E/360.

(h) *Purchase:* The Issuer or any of its Subsidiaries may at any time purchase Instruments in the open market or otherwise and at any price, provided that all unmatured Coupons are purchased therewith. Instruments so purchased may be held or resold or surrendered for cancellation.

(i) *Cancellation:* All unmatured Instruments so redeemed or purchased by the Issuer or any of its Subsidiaries and any unmatured Coupons attached to or surrendered with them shall be cancelled forthwith and may not be reissued or resold.

11. Payments

(a) *Principal:* Payments of principal shall be made only against presentation and (save in the case of a partial redemption which includes, in the case of an Instalment Instrument, payment of any instalment other than the final instalment) surrender of Instruments at the Specified Office of any Paying Agent outside the United States by cheque (in the case of payment in Japanese Yen to a non-resident of Japan, drawn on an authorised foreign exchange bank) drawn in the currency in which the payment is due on, or by transfer to an account (in the case of payment in Japanese Yen to a non-resident of Japan, a non-resident account with an authorised foreign exchange bank specified by the payee) denominated in that currency (or, if that currency is Euro, any other account to which Euro may be credited or transferred) and maintained by the payee with a bank in the Principal Financial Centre of that currency (in the case of a sterling cheque, a town clearing branch of a bank in the City of London).

(b) *Interest:* Payments of interest shall, subject to paragraph (h) below, be made only against presentation and (provided that payment is made in full) surrender of the appropriate Coupons at the Specified Office of any Paying Agent outside the United States in the manner described in paragraph (a) above.

(c) *Payments in New York City:* Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the interest on the Instruments in the currency in which the payment is due when due, (ii) payment of the full amount of such interest at the specified offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iii) payment is permitted by applicable United States law. If (i), (ii) and (iii) of the previous sentence apply, the Issuer shall forthwith appoint a Paying Agent with a Specified Office in New York City.

(d) *Payments subject to fiscal laws:* All payments in respect of the Instruments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 12 (*Taxation*). No commissions or expenses shall be charged to the Instrumentholders or Couponholders in respect of such payments.

(e) *Deductions for unmatured Coupons:* If the relevant Pricing Supplement specifies that the Fixed Rate Instrument Provisions are applicable and an Instrument is presented without all unmatured Coupons relating thereto:

(i) if the aggregate amount of the missing Coupons is less than or equal to the amount of principal due for payment, a sum equal to the aggregate amount of the missing Coupons will be deducted from the amount of principal due for payment; *provided, however, that* if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of such missing Coupons which the gross amount actually available for payment bears to the amount of principal due for payment;

(ii) if the aggregate amount of the missing Coupons is greater than the amount of principal due for payment:

(A) so many of such missing Coupons shall become void (in inverse order of maturity) as will result in the aggregate amount of the remainder of such missing Coupons (the "Relevant Coupons") being equal to the amount of principal due for payment; *provided, however, that* where this sub-paragraph would otherwise require a fraction of a missing Coupon to become void, such missing Coupon shall become void in its entirety; and

(B) a sum equal to the aggregate amount of the Relevant Coupons (or, if less, the amount of principal due for payment) will be deducted from the amount of principal due for payment; *provided, however, that*, if the gross amount available for payment is less than the amount of principal due for payment, the sum deducted will be that proportion of the aggregate amount of the Relevant Coupons (or, as the case may be, the amount of principal due for payment) which the gross amount actually available for payment bears to the amount of principal due for payment.

Each sum of principal so deducted shall be paid in the manner provided in paragraph (a) above against presentation and (provided that payment is made in full) surrender of the relevant missing Coupons.

(f) *Unmatured Coupons void*: If the relevant Pricing Supplement specifies that this Condition 11(f) is applicable or that the Floating Rate Instrument Provisions or the Index-Linked Interest Instrument Provisions are applicable, on the due date for final redemption of any Instrument or early redemption of such Instrument pursuant to Condition 10(b) (*Redemption for tax reasons*), Condition 10(e) (*Redemption at the option of Instrumentholders*), Condition 10(c) (*Redemption at the option of the Issuer*) or Condition 13 (*Events of Default*), all unmatured Coupons relating thereto (whether or not still attached) shall become void and no payment will be made in respect thereof.

(g) *Payments on business days:* If the due date for payment of any amount in respect of any Instrument or Coupon is not a Payment Business Day in the place of presentation, the Instrumentholder or Couponholder shall not be entitled to payment in such place of the amount due until the next succeeding Payment Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

(h) *Payments other than in respect of matured Coupons:* Payments of interest other than in respect of matured Coupons shall be made only against presentation of the relevant Instruments at the Specified Office of any Paying Agent outside the United States (or in New York City if permitted by paragraph (c) above).

(i) *Partial payments:* If a Paying Agent makes a partial payment in respect of any Instrument or Coupon presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

(j) *Exchange of Talons:* On or after the Maturity Date of the final Coupon which is (or was at the time of issue) part of a Coupon Sheet relating to the Instruments, the Talon forming part of such Coupon Sheet may be exchanged at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent for a further Coupon Sheet (including, if appropriate, a further Talon but excluding any Coupons in respect of which claims have already become void pursuant to Condition 14 (*Prescription*). Upon the due date for redemption of any Instrument, any unexchanged Talon relating to such Instrument shall become void and no Coupon will be delivered in respect of such Talon.

12. Taxation

(a) *Gross up:* All payments of principal and interest in respect of the Instruments and the Coupons by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the jurisdiction of incorporation of the Issuer or any political subdivision or any authority or agency thereof or therein having power to tax, unless such withholding or deduction is required by law. In that event, the Issuer shall pay such additional amounts as will result in the receipt by the Instrumentholders and the Couponholders of such amounts as would have been received by them if no such withholding or deduction had been required, except that no such additional amounts shall be payable in respect of any Instrument or Coupon:

(i) presented for payment in Germany (in respect of Instruments issued by the Pfandbriefbank); or

(ii) presented for payment in Ireland (in respect of Instruments issued by DEPFA plc); or

(iii) presented for payment by or on behalf of a holder which is liable to such taxes, duties, assessments or governmental charges in respect of such Instrument or Coupon by reason of its having some connection with the jurisdiction of incorporation of the Issuer other than the mere holding of such Instrument or Coupon; or

(iv) by reason of a change in law that becomes effective more than 30 days after the Relevant Date and notice thereof is published in accordance with Condition 20 (*Notices*), whichever occurs later; or

(v) which is deducted or withheld by a Paying Agent from a payment if the payment could have been made by another Paying Agent without such deduction or withholding; or

(vi) which would not be payable if the Instruments or Coupons had been kept in safe custody with, and the payments had been collected by, a banking institution; or.

(vii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(viii) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Instrument or Coupon to another Paying Agent in a Member State of the European Union; or

(ix) presented for payment more than 30 days after the Relevant Date except to the extent that the relevant holder would have been entitled to such additional amounts if it had presented such Instrument or Coupon on the last day of such period of 30 days.

(b) *Taxing jurisdiction:* If the Issuer becomes subject at any time to any taxing jurisdiction other than the Issuer's jurisdiction of incorporation, references in these Conditions to the Issuer's jurisdiction of incorporation shall be construed as references to the Issuer's jurisdiction of incorporation and/or such other jurisdiction.

13. Events of Default

(a) *Unsubordinated Instruments*: Unless otherwise specified in the Pricing Supplement, the following events or circumstances (each an "Event of Default") shall be acceleration events in relation to the Unsubordinated Instruments of any Series, namely:

(i) default is made in the payment of any amount of principal in respect of the Unsubordinated Instruments of the relevant Series or any of them on the due date for payment thereof or in the payment of any amount of interest in respect of the Unsubordinated Instruments of the relevant Series or any of them within 30 days of the due date for payment thereof; or

(ii) the Issuer defaults in the performance of observance of any of its other obligations under or in respect of the Unsubordinated Instruments or the Agency Agreement and such default remains unremedied for 45 days after written notice requiring such default to be remedied has been delivered to the Issuer at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent by the holder of any such Instrument; or

(iii) the Issuer suspends its payments or announces its insolvency; or

(iv) a court opens bankruptcy or other insolvency proceedings against the Issuer, such proceedings are instituted and have not been discharged or stayed within 60 days, or the Issuer applies for or institutes such proceedings or offers or makes an arrangement for the benefit of its creditors generally; or

(v) the Issuer goes into liquidation unless this is done in connection with a merger, consolidation, restructuring or other form of combination with another company or in connection with a transformation and such other or new company assumes all property and assets of the Issuer and all obligations contracted by the Issuer, as the case may be, in connection with the issue of the Unsubordinated Instruments.

(b) *Acceleration*: If any Event of Default shall occur in relation to any Series of Unsubordinated Instruments, any holder of an Unsubordinated Instrument of such Series may, by written notice to the relevant Issuer, at

the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent, declare that such Unsubordinated Instrument and (if the Unsubordinated Instrument is interest-bearing) all interest then accrued on such Unsubordinated Instrument shall be forthwith due and payable, whereupon the same shall become immediately due and payable at its Early Termination Amount less, in the case of any Instalment Instrument, the aggregate amount of all instalments that shall have become due and payable in respect of such Unsubordinated Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), together with all interest (if any) accrued thereon without presentment, demand, protest or other notice of any kind, all of which the Issuer will expressly waive, anything contained in such Unsubordinated Instruments to the contrary notwithstanding, unless, prior thereto, all Events of Default in respect of the Unsubordinated Instruments of the relevant Series shall have been cured.

(c) *Subordinated Instruments:* Subordinated Instruments may not be prematurely repaid at the request of the holders thereof. If no period has been determined for the repayment of such Subordinated Instruments a notice period of not less than five years shall be agreed. In case of insolvency proceedings over the Issuer's assets or if the Issuer is dissolved, liquidated or wound-up for any reason, the Issuer shall promptly inform the holders of Subordinated Instruments of such event pursuant to Condition 20 (*Notices*) and, so long as such insolvency proceedings, dissolution, liquidation or winding-up is continuing, the principal of the Subordinated Instruments together with all unpaid accrued interest shall become payable in accordance with Condition 5 (*Status — Subordinated Instruments*) without any further action by the holders thereof.

14. Prescription

Claims for principal shall become void unless the relevant Instruments are presented for payment within ten years of the appropriate Relevant Date. Claims for interest shall become void unless the relevant Coupons are presented for payment within five years of the appropriate Relevant Date.

15. Replacement of Instruments and Coupons

If any Instrument or Coupon is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent (and, if the Instruments are then admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system), subject to all applicable laws and listing authority, stock exchange and/or quotation system requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may reasonably require. Mutilated or defaced Instruments or Coupons must be surrendered before replacements will be issued.

16. Agents

(a) In acting under the Agency Agreement and in connection with the Instruments and the Coupons, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Instrumentholders or Couponholders.

(b) The initial Paying Agents and their initial Specified Offices are listed below. The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent or successor German fiscal agent or Calculation Agent and additional or successor paying agents; *provided, however, that:*

(i) the Issuer shall at all times maintain a Fiscal Agent and a German Fiscal Agent; and

(ii) the Issuer shall at all times maintain a Paying Agent (which may be the Fiscal Agent) with a Specified Office in continental Europe; and

(iii) if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, the Issuer will ensure that it maintains a Paying Agent in an EU member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing such conclusions or any law implementing or complying with, or introduced to conform to, such Directive; and

(iv) if a Calculation Agent is specified in the relevant Pricing Supplement, the Issuer shall at all times maintain a Calculation Agent; and

(v) if and for so long as the Instruments are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Issuer shall maintain a Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system; and

(vi) in the circumstances described in Condition 11(c) (*Payments in New York City*), the Issuer shall maintain a Paying Agent with a Specified Office in New York City.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Instrumentholders.

17. Meetings of Instrumentholders; Modification and Waiver

(a) *Meetings of Instrumentholders*: The Agency Agreement contains provisions (which shall have effect as if incorporated herein) for convening meetings of Instrumentholders to consider matters relating to the Instruments, including the modification of any provision of these Conditions. Any such modification may be made if sanctioned by an Extraordinary Resolution. Any Extraordinary Resolution duly passed at any such meeting shall be binding on all the Instrumentholders and Couponholders, whether present or not.

(b) *Modification:* The Instruments and these Conditions may be amended without the consent of the Instrumentholders or the Couponholders to correct a manifest error. In addition, the parties to the Agency Agreement may agree to modify any provision thereof, but the Issuer shall not agree, without the consent of the Instrumentholders, to any such modification unless it is of a formal, minor or technical nature, it is made to correct a manifest error or it is, in the opinion of such parties, not materially prejudicial to the interests of the Instrumentholders.

18. Substitution of Principal Debtor

(a) Each of DEPFA plc or the Pfandbriefbank, or any of their respective Subsidiaries, successors or assigns or the parent company from time to time of DEPFA plc (if any) or the Pfandbriefbank may, without the consent of the Instrumentholders, assume liability as the principal debtor in respect of the Instruments, the Coupons and the Talons (the "Substituted Debtor"), provided that:

(i) a deed poll and such other documents (if any) shall be executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each Instrumentholder to be bound by these Conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in the Instruments and the Agency Agreement as the principal debtor in respect of the Instruments in place of the Issuer;

(ii) without prejudice to the generality of Condition 18(a)(i), if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than Ireland or Germany the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each Instrumentholder has the benefit of a covenant in terms corresponding to the provisions of Condition 12 (*Taxation*), with, where applicable, the addition to the references to Ireland or Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

(iii) the Documents shall contain a warranty and representation (aa) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (bb) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (cc) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each Instrumentholder; and

(iv) a legal opinion shall have been delivered to the Fiscal Agent or, as the case may be, the German Fiscal Agent (from whom copies will be available) (aa) from lawyers of recognised standing as to matters of Irish law, (bb) from lawyers of recognised standing as to matters of German law and (cc) if the Substituted Debtor is incorporated, domiciled or resident in a country other than Ireland or Germany, from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place (x) the requirements of this

Condition 18, save as to the giving of notice to the Instrumentholders have been met and (y) the Instruments, Coupons and Talons are legal, valid and binding obligations of the Substituted Debtor enforceable in accordance with their terms.

For the purposes of this Condition 18(a), the term "parent company" means, in relation to the relevant Issuer, (a) the Person who controls or has the power to control the affairs and policies of such Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of such Issuer or otherwise, or (b) the Person with whose financial statements the relevant Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

(b) Upon the execution of the Documents and the delivery of the legal opinions as referred to in Condition 18(a) the Substituted Debtor shall be deemed to be named in the Instruments as the principal debtor in place of the Issuer and the Instruments shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of the Instruments.

(c) The Documents shall be deposited with and held by the Fiscal Agent or, as the case may be, the German Fiscal Agent for so long as any of the Instruments remains outstanding and for so long as any claim made against the Substituted Debtor by any Instrumentholder in relation to the Instruments or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor shall acknowledge in the Documents the right of every Instrumentholder to the production of the Documents for the enforcement of any of the Instruments or the Documents.

(d) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the Instrumentholders in accordance with Condition 20 (*Notices*).

(e) At any time after a substitution pursuant to Condition 18(a), the Substituted Debtor may, without the consent of the Instrumentholders, substitute the Issuer or any other Subsidiary of the Issuer as the Principal Debtor in respect of the Instruments to undertake its obligations in respect of the Instruments provided that all the provisions specified in Condition 18(a), (b), (c) and (d) above shall apply *mutatis mutandis* and, without limitation, references in this Condition 18 to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

19. Further Issues

The Issuer may from time to time, without the consent of the Instrumentholders or the Couponholders, create and issue further instruments having the same terms and conditions as the Instruments in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Instruments.

20. Notices

Notices to the Instrumentholders shall be valid if published in a leading English language daily newspaper published in London (which is expected to be the *Financial Times*) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Europe or, so long as Instruments are listed on the Irish Stock Exchange, in a leading daily newspaper having general circulation in Ireland (which is expected to be the *Irish Times*) or, so long as Instruments are listed on the Frankfurt Stock Exchange, in a leading daily newspaper having general circulation in Germany (which is expected to be the *Börsen-Zeitung*). Any such notice shall be deemed to have been given on the date of first publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers). Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Instrumentholders.

21. Currency Indemnity

(a) If any sum due from the Issuer in respect of the Instruments or the Coupons or any order or judgment given or made in relation thereto has to be converted from the currency (the "first currency") in which the same is payable under these Conditions or such order or judgment into another currency (the "second currency") for the purpose of (a) making or filing a claim or proof against the Issuer, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to the Instruments, the Issuer shall indemnify each Instrumentholder, on the written demand of such Instrumentholder addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal

Agent or, as the case may be, the German Fiscal Agent, against any loss suffered as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which such Instrumentholder may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof.

(b) This indemnity constitutes a separate and independent obligation of the Issuer and shall give rise to a separate and independent cause of action.

22. Rounding

For the purposes of any calculations referred to in these Conditions (unless otherwise specified in these Conditions or the relevant Pricing Supplement), (a) all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with 0.000005 per cent. being rounded up to 0.00001 per cent.), (b) all United States dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up), (c) all Japanese Yen amounts used in or resulting from such calculations will be rounded downwards to the next lower whole Japanese Yen amount, and (d) all amounts denominated in any other currency used in or resulting from such calculations will be rounded to the nearest two decimal places in such currency, with 0.005 being rounded upwards.

23. Redenomination, Renominalisation and Reconventioning

(a) *Application:* This Condition 23 (*Redenomination, Renominalisation and Reconventioning*) is applicable to the Instruments only if it is specified in the relevant Pricing Supplement as being applicable.

(b) *Notice of redenomination:* If the country of the Specified Currency becomes or, announces its intention to become, a Participating Member State, the Issuer may, without the consent of the Instrumentholders and Couponholders, on giving at least 30 days' prior notice to the Instrumentholders and the Paying Agents, designate a date (the "Redenomination Date"), being an Interest Payment Date under the Instruments falling on or after the date on which such country becomes a Participating Member State.

(c) *Redenomination:* Notwithstanding the other provisions of these Conditions, with effect from the Redenomination Date:

(i) the Instruments shall be deemed to be redenominated into Euro in the denomination of Euro 0.01 with a principal amount for each Instrument equal to the principal amount of that Instrument in the Specified Currency, converted into Euro at the rate for conversion of such currency into Euro established by the Council of the European Union pursuant to the Treaty (including compliance with rules relating to rounding in accordance with European Community regulations); *provided, however, that,* if the Issuer determines, with the agreement of the Fiscal Agent that market practice in respect of the redenomination into Euro 0.01 of internationally offered securities is different from that specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Instrumentholders and Couponholders, each listing authority, stock exchange and/or quotation system (if any) by which the Instruments have then been admitted to listing, trading and/or quotation and the Paying Agents of such deemed amendments;

(ii) if Instruments have been issued in definitive form:

(A) all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Instruments) will become void with effect from the date (the "Euro Exchange Date") on which the Issuer gives notice (the "Euro Exchange Notice") to the Instrumentholders that replacement Instruments and Coupons denominated in Euro are available for exchange (provided that such Instruments and Coupons are available) and no payments will be made in respect thereof;

(B) the payment obligations contained in all Instruments denominated in the Specified Currency will become void on the Euro Exchange Date but all other obligations of the Issuer thereunder (including the obligation to exchange such Instruments in accordance with this Condition 23) shall remain in full force and effect; and

(C) new Instruments and Coupons denominated in Euro will be issued in exchange for Instruments and Coupons denominated in the Specified Currency in such manner as the Fiscal Agent may specify and as shall be notified to the Instrumentholders in the Euro Exchange Notice; and

(iii) all payments in respect of the Instruments (other than, unless the Redenomination Date is on or after such date as the Specified Currency ceases to be a sub-division of the Euro, payments of interest in respect of periods commencing before the Redenomination Date) will be made solely in Euro by cheque drawn on, or by credit or transfer to a Euro account (or any other account to which Euro may be credited or transferred) maintained by the payee with, a bank in the principal financial centre of any Member State of the European Communities.

(d) *Interest:* Following redenomination of the Instruments pursuant to this Condition 23, where Instruments have been issued in definitive form, the amount of interest due in respect of the Instruments will be calculated by reference to the aggregate principal amount of the Instruments presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder.

(e) *Interest Determination Date:* If the Floating Rate Instrument Provisions are specified in the relevant Pricing Supplement as being applicable and Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, with effect from the Redenomination Date the Interest Determination date shall be deemed to be the second TARGET Settlement Day before the first day of the relevant Interest Period.

24. Waiver and Remedies

No failure to exercise, and no delay in exercising, on the part of any Instrumentholder, any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right. Rights hereunder shall be in addition to all other rights provided by law. No notice or demand given in any cash shall constitute a waiver of rights to take other action in the same, similar or other instances without such notice or demand.

25. Governing Law and Jurisdiction

(a) *Governing law:* The Instruments are governed by, and shall be construed in accordance with, English law, except for Condition 5 (*Status — Subordinated Instruments*) which shall be governed by, and construed in accordance with, German law (in respect of Subordinated Instruments issued by the Pfandbriefbank) or Irish law (in respect of Subordinated Instruments issued by DEPFA plc).

(b) *Jurisdiction:* The Issuer agrees for the benefit of the Instrumentholders that the courts of England shall have jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Instruments (respectively, "Proceedings" and "Disputes") and, for such purposes, irrevocably submits to the jurisdiction of such courts.

(c) *Appropriate forum:* The Issuer irrevocably waives any objection which it might now or hereafter have to the courts of England being nominated as the forum to hear and determine any Proceedings and to settle any Disputes, and agrees not to claim that any such court is not a convenient or appropriate forum.

(d) *Process agent:* The Issuer agrees that the process by which any Proceedings in England are begun may be served on it by being delivered to it at the offices of DEPFA BANK plc, London Branch, 11/13 Knightsbridge, London SW1X 7LY or at any address of the Issuer in Great Britain at which service of process may be served on it in accordance with Part XXIII of the Companies Act 1985. If the appointment of the person mentioned in this Condition 25(d) ceases to be effective, the Issuer shall forthwith appoint a further person in England to accept service of process on its behalf in England and notify the name and address of such person to the Fiscal Agent or, as the case may be, German Fiscal Agent and, failing such appointment within 15 days, any Instrumentholder shall be entitled to appoint such a person by written notice addressed to the Issuer and delivered to the Issuer or to the Specified Office of the Fiscal Agent or, as the case may be, German Fiscal Agent. Nothing in this paragraph shall affect the right of any Instrumentholder to serve process in any other manner permitted by law.

(e) *Non-exclusivity:* The submission to the jurisdiction of the courts of England shall not (and shall not be construed so as to) limit the right of any Instrumentholder to take Proceedings in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

NON-BINDING GERMAN TRANSLATION OF THE TERMS AND CONDITIONS OF THE INSTRUMENTS
EMISSIONSBEDINGUNGEN DER SCHULDVERSCHREIBUNGEN

Nachfolgend sind die Emissionsbedingungen wiedergegeben, die, durch das jeweilige Ergänzungskonditionenblatt ergänzt, geändert und/oder ersetzt, auf jede Schuldverschreibung in Form von effektiven Urkunden, die unter dem Programm begeben wird, indossiert werden. Die Emissionsbedingungen, die auf Schuldverschreibungen in globalverbriefter Form Anwendung finden, unterscheiden sich von den Emissionsbedingungen, die auf Schuldverschreibungen in Form von effektiven Urkunden Anwendung finden, in dem nachstehend unter „Zusammenfassung der Bedingungen für auf Schuldverschreibungen in globalverbriefter Form" („Summary of Provisions Relating to the Instruments while in Global Form") beschriebenen Umfang ab.

1. **Einleitung**

(a) *Programm:* DEPFA BANK plc („DEPFA plc"), DEPFA Deutsche Pfandbriefbank AG („Pfandbriefbank" und zusammen mit DEPFA plc die „Emittenten" und jeweils eine „Emittentin") und DEPFA ACS Bank („DEPFA ACS") haben ein Programm (das „Programm") für die Begebung von Schuldverschreibungen, einschließlich der Schuldverschreibungen der Emittenten, (die „Schuldverschreibungen") zu einem Gesamtnennbetrag von bis zu € 25.000.000.000 aufgelegt.

(b) *Ergänzungskonditionenblatt:* Unter diesem Programm begebene Schuldverschreibungen werden in Serien emittiert (jeweils eine „Serie"), und jede Serie kann eine oder mehrere Tranchen (jeweils eine „Tranche") der Schuldverschreibungen umfassen. Jede Tranche ist Gegenstand eines Ergänzungskonditionenblattes (das „Ergänzungskonditionenblatt"), welches die vorliegenden Emissionsbedingungen („Emissionsbedingungen der Schuldverschreibungen" oder „Bedingungen") ergänzt. Auf jede Tranche der Schuldverschreibungen finden diese Emissionsbedingungen der Schuldverschreibungen in der jeweils durch das entsprechende Ergänzungskonditionenblatt ergänzten, geänderten und/oder ersetzten Fassung Anwendung. Im Falle von Widersprüchen zwischen diesen Emissionsbedingungen und denen des jeweiligen Ergänzungskonditionenblattes haben die Bestimmungen des jeweiligen Ergänzungskonditionenblattes Vorrang.

(c) *Emissions- und Zahlstellenvertrag:* Die Schuldverschreibungen unterliegen einem Emissions- und Zahlstellenvertrag in ergänzter und geänderter Fassung vom 1. August 2003 (in der jeweils von Zeit zu Zeit geänderten oder ergänzten Form, der „Emissions- und Zahlstellenvertrag") zwischen den Emittenten, DEPFA ACS, Deutsche Bank AG, London, als Hauptzahlstelle (die „Hauptzahlstelle", dieser Begriff umfasst auch jeden Nachfolger der Hauptzahlstelle, der von Zeit zu Zeit im Zusammenhang mit den Schuldverschreibungen benannt wird), DEPFA Deutsche Pfandbriefbank AG als deutsche Hauptzahlstelle (die „Deutsche Hauptzahlstelle", dieser Begriff umfasst auch jeden Nachfolger der deutschen Hauptzahlstelle, der von Zeit zu Zeit im Zusammenhang mit den Schuldverschreibungen benannt wird) und den hierin genannten Zahlstellen (zusammen mit der Hauptzahlstelle und der Deutschen Hauptzahlstelle, die „Zahlstellen", dieser Begriff umfasst jeden Nachfolger oder jede zusätzliche Zahlstelle, die von Zeit zu Zeit im Zusammenhang mit den Schuldverschreibungen ernannt werden).

(d) *Schuldverschreibungen:* Jede Bezugnahme in den Emissionsbedingungen der Schuldverschreibungen auf „Schuldverschreibungen" bezieht sich auf jene Schuldverschreibungen, die Gegenstand des jeweiligen Ergänzungskonditionenblattes sind. Exemplare des betreffenden Ergänzungskonditionenblattes können von Schuldverschreibungsinhabern wie unten definiert während der üblichen Geschäftszeiten am in Irland eingetragenen Sitz der DEPFA plc und in der bezeichneten Geschäftsstelle der Hauptzahlstelle und der Deutschen Hauptzahlstelle eingesehen werden, wobei die anfänglich Bezeichnete Geschäftsstelle nachfolgend aufgeführt ist.

(e) *Zusammenfassungen:* Bei bestimmten Bestimmungen der Emissionsbedingungen der Schuldverschreibungen handelt es sich um Zusammenfassungen des Emissions- und Zahlstellenvertrages; diese unterliegen den detaillierten Bestimmungen des Emissions- und Zahlstellenvertrages. Die Inhaber der Schuldverschreibung (auch die „Schuldverschreibungsinhaber") und, sofern zutreffend, die Inhaber der jeweiligen Zinsscheine (die „Zinsscheininhaber" und die „Zinsscheine") sind an sämtliche Bestimmungen des Emissions- und Zahlstellenvertrages gebunden, die auf sie Anwendung finden, wobei unterstellt wird, dass die Schuldverschreibungsinhaber und, sofern zutreffend, die Zinsscheininhaber den Emissions- und Zahlstellenvertrag kennen. Exemplare des Emissions- und Zahlstellenvertrages können von den Inhabern der Schuldverschreibungen während der

üblichen Geschäftszeiten am in Irland eingetragenen Sitz der DEPFA plc und bei den bezeichneten Geschäftsstellen jeder Zahlstelle eingesehen werden, wobei die anfänglich Bezeichneten Geschäftsstellen nachfolgend aufgeführt sind.

2. Begriffsbestimmung

(a) *Definitionen:* In diesen Emissionsbedingungen der Schuldverschreibungen haben die nachstehenden Begriffe folgende Bedeutung:

„Aufgelaufene Rendite" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Außerordentlicher Beschluss" hat die im Emissions- und Zahlstellenvertrag angegebene Bedeutung.

„Begebungstag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Berechnungsstelle" bedeutet die Hauptzahlstelle oder eine als solche im jeweiligen Ergänzungskonditionenblatt angegebene Person, die für die Berechnung des Zinssatzes/der Zinssätze und des Zinsbetrags/der Zinsbeträge und/oder sonstiger Beträge, wie im jeweiligen Ergänzungskonditionenblatt angegeben, verantwortlich ist.

„Bescheinigung über ein vorzeitiges Rückzahlungsverlangen" bedeutet eine Quittung, die bei Hinterlegung einer Schuldverschreibung bei einer Zahlstelle durch den Inhaber dieser Schuldverschreibung, der beabsichtigt, ein ihm zustehendes Rückzahlungsrecht in Bezug auf diese Schuldverschreibung auszuüben von dieser Zahlstelle ausgestellt wird.

„Bezeichnete Geschäftsstelle" hat die im Emissions- und Zahlstellenvertrag angegebene Bedeutung.

„Business Day Convention" hat in Bezug auf ein bestimmtes Datum die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung und kann, sofern im jeweiligen Ergänzungskonditionenblatt als solches angegeben, in Bezug auf verschiedene Daten verschiedene Bedeutungen haben; in diesem Zusammenhang haben die nachstehenden Begriffe die folgende Bedeutung:

(i) „Following Business Day Convention" bedeutet die Verschiebung des relevanten Tages auf den ersten folgenden Tag, der ein Geschäftstag ist;

(ii) „Modified Following Business Day Convention" oder „Modified Business Day Convention" bedeutet die Verschiebung des relevanten Tages auf den ersten folgenden Tag, der ein Geschäftstag ist; sofern dieser Tag in den nächsten Kalendermonat fällt, ist dieser Tag der erste vorhergehende Tag, der ein Geschäftstag ist.

(iii) „Preceding Business Day Convention" bedeutet die Vorverlegung des relevanten Tages auf den ersten vorhergehenden Tag, der ein Geschäftstag ist;

(iv) „FRN Convention", „Floating Rate Convention" oder „Eurodollar Convention" bedeutet, dass jeder relevante Tag numerisch dem vorhergehenden Tag eines solchen Zeitpunkts im Kalendermonat entspricht, der auf die im jeweiligen Ergänzungskonditionenblatt genannte Anzahl von Monaten als Festgelegte Laufzeit nach dem Kalendermonat des vorhergehenden Zeitpunkts folgt, wobei jedoch gilt:

(A) falls kein derartiges numerisch entsprechendes Datum in dem Kalendermonat existiert, auf das der betreffende Tag fallen sollte, so ist der betreffende Tag der letzte Geschäftstag in diesem Kalendermonat;

(B) falls ein derartiger Tag ansonsten auf einen Tag fallen würde, der kein Geschäftstag ist, so ist der betreffende Tag der erste darauffolgende Geschäftstag, es sei denn, dieser Tag fällt in den nächsten Kalendermonat, wobei in diesem Fall der Tag der unmittelbar vorhergehende Geschäftstag ist; und

(C) falls ein derartiger Tag auf den letzten Geschäftstag eines Kalendermonats fällt, so werden alle nachfolgenden Termine auf den letzten Geschäftstag eines Kalendermonats fallen, der der angegebenen Anzahl von Monaten auf den Kalendermonat des vorhergehenden Tages folgt;

(v) „Keine Anpassung" bedeutet, dass der relevante Tag nicht gemäß einer Business Day Convention angepasst wird.

„Endfälligkeitstag“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Erklärung des Vorzeitigen Rückzahlungsverlangen“ bedeutet eine Bekanntgabe, die von einem Schuldverschreibungsinhaber, der beabsichtigt, ein ihm zustehendes Rückzahlungsrecht in Bezug auf eine Schuldverschreibung auszuüben, an eine Zahlstelle geliefert werden muss.

„Festgelegte Laufzeit“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Festgelegte Währung“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Festgelegter Zinsbetrag“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Geschäftstag“ bezeichnet

(i) in Bezug auf jeden in Euro zahlbaren Betrag jeden Tag, der ein TARGET-Abrechnungstag ist und an dem Geschäftsbanken und Devisenmärkte üblicherweise in jedem, sofern zutreffend, Zusätzlichen Geschäftszentrum Zahlungen abwickeln; sowie

(ii) in Bezug auf einen Betrag, der in einer anderen Währung als dem Euro zahlbar ist, einen Tag, an dem Geschäftsbanken und Devisenmärkte üblicherweise in London, im Hauptfinanzzentrum der jeweiligen Währung und in jedem, sofern zutreffend, Zusätzlichen Geschäftszentrum Zahlungen abwickeln.

„Hauptfinanzzentrum“ bedeutet in Bezug auf eine Währung das Hauptfinanzzentrum für die betreffende Währung, *wobei jedoch gilt, dass*:

(i) in Bezug auf Euro es das Hauptfinanzzentrum eines Mitgliedstaats der Europäischen Gemeinschaften bezeichnet, das (im Falle einer Zahlung) vom Zahlungsempfänger oder (im Falle einer Berechnung) durch die Berechnungsstelle benannt wird, sowie

(ii) in Bezug auf den Australischen Dollar es entweder Sydney oder Melbourne sowie in Bezug auf den Neuseeländischen Dollar entweder Wellington oder Auckland ist; wie jeweils vom Zahlungsempfänger (im Falle einer Zahlung) bzw. von der Berechnungsstelle (im Falle einer Berechnung) benannt.

„Höchstrückzahlungsbetrag“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„ISDA-Definitionen“ bezeichnet die 2000er ISDA-Definitionen (in der geänderten und aktualisierten Fassung zum jeweiligen Begebungsdatum der ersten Tranche der Schuldverschreibungen der jeweiligen Serie (wie im jeweiligen Ergänzungskonditionenblatt angegeben), jeweils wie durch die International Swaps and Derivatives Association, Inc. veröffentlicht).

„Marge“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Mindestrückzahlungsbetrag“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Nullkupon-Schuldverschreibungen“ bezeichnet eine Schuldverschreibung wie im jeweiligen Ergänzungskonditionenblatt angegeben.

„Person“ bedeutet eine natürliche Person, ein Unternehmen, eine Kapitalgesellschaft, eine Gesellschaft, eine Personengesellschaft, ein Joint Venture, eine Vereinigung, eine Organisation, eine Regierung oder staatliche Behörde oder sonstige Rechtsträger, unabhängig davon, ob diese mit einer eigenen Rechtspersönlichkeit ausgestattet sind.

„Referenzbanken“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung oder, falls keine benannt sind, bezeichnet es vier (oder falls das Hauptfinanzzentrum Helsinki ist, fünf) Großbanken, die von der Berechnungsstelle in dem entsprechenden Markt benannt wurden, der am engsten mit dem Referenzsatz verknüpft ist.

„Referenzpreis“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Referenzsatz“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Reguläre Periode" bedeutet:

(i) im Falle von Schuldverschreibungen, auf die Zinsen lediglich im Rahmen von regelmäßigen Zahlungen gezahlt werden, jeder Zeitraum, der mit dem Verzinsungsbeginn (einschließlich) beginnt und am ersten Zinszahltag (ausschließlich) endet und jeder nachfolgende Zeitraum, der am Zinszahltag (einschließlich) beginnt und am nächsten Zinszahltag (ausschließlich) endet;

(ii) im Falle von Schuldverschreibungen, auf die Zinsen — ausgenommen in der ersten Zinsperiode — lediglich im Rahmen von regelmäßigen Zahlungen zahlbar sind, jeder Zeitraum vom Regulären Tag (einschließlich), der in ein beliebiges Jahr fällt, bis zum nächsten Regulären Tag (ausschließlich), wobei „Regulärer Tag" den Tag und den Monat (jedoch nicht das Jahr) bezeichnet, auf den bzw. in den ein Zinszahltag fällt; sowie

(iii) im Falle von Schuldverschreibungen, auf die Zinsen — ausgenommen im Falle einer anderen Zinsperiode als der ersten Zinsperiode — lediglich im Rahmen von regulären Zahlungen zahlbar sind, jeder Zeitraum ab einem Regulären Tag (einschließlich) in einem Jahr bis zum nächsten Regulären Tag (ausschließlich) beginnt und wobei „Regulärer Tag" den Tag und den Monat (jedoch nicht das Jahr) bezeichnet, auf den ein anderer Zinszahltag als der Zinszahltag fällt, der auf das Ende einer nicht regulären Zinsperiode fällt.

„Relevante Bildschirmseite" bezeichnet entweder die Seite, den Abschnitt oder einen anderen Teil eines bestimmten Informationsdienstes (einschließlich, jedoch nicht begrenzt auf den Reuter Money 3000 Service und den Bridge's Telerate Service), die im jeweiligen Ergänzungskonditionenblatt als Relevante Bildschirmseite benannt ist, oder eine andere Seite, einen anderen Abschnitt oder einen anderen Teil, die diese Bildschirmseite im jeweiligen Informationsdienst oder ggf. in einem anderen Informationsdienst ersetzt, und die von der Person benannt wurde, welche die Informationen bereitstellt oder deren Bereitstellung betreut, die zum Zwecke der Anzeige der mit dem Referenzsatz vergleichbaren Sätze oder Preise erscheinen.

„Relevanter Termin" bedeutet in Bezug auf eine Zahlung den späteren von den beiden folgenden Terminen, (a) der Termin, an dem die betreffende Zahlung zum ersten Mal fällig wird, oder (b) der Termin, sofern der durch die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle zahlbare Gesamtbetrag noch nicht beim Hauptfinanzzentrum der Währung der Zahlung am oder vor einem solchen Termin eingegangen ist, an dem die Schuldverschreibungsinhaber gemäß Bedingung 20 (Bekanntmachungen) über die Tatsache in Kenntnis gesetzt wurden, dass der vollständige Betrag bestimmungsgemäß eingegangen ist.

„Relevanter Zeitpunkt" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Relevantes Finanzzentrum" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Rückzahlungsbetrag" bedeutet den Rückzahlungsbetrag bei Endfälligkeit, den Vorzeitigen Rückzahlungsbetrag (Steuer), den Vorzeitigen Rückzahlungsbetrag (Call), den Vorzeitigen Rückzahlungsbetrag (Put), den Vorzeitigen Kündigungsbetrag oder einen anderen Betrag, der seiner Art nach als Rückzahlungsbetrag im jeweiligen Ergänzungskonditionenblatt bestimmt oder gemäß den Bedingungen des jeweiligen Ergänzungskonditionenblattes festgelegt ist.

„Rückzahlungsbetrag bei Endfälligkeit" bedeutet in Bezug auf eine Schuldverschreibung deren Nennbetrag oder einen anderen Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Sicherungsrecht" bedeutet jede Hypothek, dingliche Belastung, jedes Pfandrecht, Pfand oder ein anderes Sicherungsrecht, einschließlich, jedoch nicht begrenzt auf ähnliche Rechte unter dem Recht einer jeweiligen Jurisdiktion, die den vorstehenden Rechten entsprechen.

„Stückelung/Stückelungen" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Talon" bedeutet ein Talon für weitere Scheine.

„TARGET-Abwicklungstag" bezeichnet jeden Tag, an dem das Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET)-System betrieben wird.

„Teilnehmender Mitgliedstaat“ bezeichnet einen Mitgliedstaat der Europäischen Gemeinschaften, der den Euro als seine gesetzliche Währung in Übereinstimmung mit dem Vertrag über die Europäische Gemeinschaft einführt oder eingeführt hat.

„Tochtergesellschaft“ bedeutet in Bezug auf eine Person (die „erste Person“) zu einem bestimmten Zeitpunkt, eine andere Person (die „zweite Person“):

(i) deren Geschäfte und (Geschäfts-)Politik die erste Person kontrolliert oder über die die erste Person das Recht zur Kontrolle hat, gleich ob auf Grund von Eigenkapital, vertraglicher Vereinbarungen, des Rechts zur Ernennung oder Abberufung von Mitgliedern im Leitungsorgan der zweiten Person oder auf sonstige Weise, oder

(ii) deren Jahresabschlüsse in Übereinstimmung mit dem maßgeblichen Recht und nach den allgemein anerkannten Grundsätzen ordnungsmäßiger Buchführung (General Accounting Principals) mit denen der ersten Person konsolidiert wurden.

„Vertrag“ bezeichnet den Vertrag über die Europäische Gemeinschaft in der jeweils geänderten Fassung.

Verzinsungsbeginn“ bedeutet den Begebungstag der Schuldverschreibungen oder einen anderen Termin, der im jeweiligen Ergänzungskonditionenblatt als Verzinsungsbeginn angegeben ist.

„Vorbehaltene Angelegenheiten“ bezeichnet jeden Vorschlag, um eine Änderung eines festgelegten Termins betreffend Zahlung von Kapital oder Zinsen in Bezug auf Schuldverschreibungen herbeizuführen, um das Kapital oder die Zinsen zu reduzieren, die zu jedem Zeitpunkt in Bezug auf Schuldverschreibungen zahlbar sind, um eine Änderung der Berechnungsmethode von Zahlungen in Bezug auf Schuldverschreibungen oder des Termins für solche Zahlungen herbeizuführen, um eine Änderung der Währung von Zahlungen im Rahmen der Schuldverschreibungen oder um eine Änderung von Voraussetzungen hinsichtlich der Beschlussfähigkeit von Versammlungen oder der erforderlichen Mehrheit zur Verabschiedung eines Außerordentlichen Beschlusses herbeizuführen.

„Vorzeitiger Kündigungsbetrag“ bedeutet in Bezug auf einen Schuldverschreibung deren Nennbetrag oder einen anderen Betrag, der in diesen Emissionsbedingungen der Schuldverschreibungen oder im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß denselben festgelegt wurde.

„Vorzeitiger Rückzahlungsbetrag (Call)“ bedeutet in Bezug auf eine Schuldverschreibung deren Nennbetrag oder einen anderen Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Vorzeitiger Rückzahlungsbetrag (Put)“ bedeutet in Bezug auf eine Schuldverschreibung deren Nennbetrag oder einen anderen Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Vorzeitiger Rückzahlungsbetrag (Steuer)“ bedeutet in Bezug auf eine Schuldverschreibung deren Nennbetrag oder ein anderer Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Vorzeitiger Rückzahlungstermin (Call)“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Vorzeitiger Rückzahlungstermin (Put)“ hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Zahltag“ bezeichnet:

(i) falls die bei der Zahlung verwendete Währung der Euro ist, jeden Tag,

    (A) an dem Banken am betreffenden Ort der Vorlage für Vorlage und Zahlung von Inhaberschuldverschreibungen sowie für den Devisenhandel geöffnet sind, sowie

    (B) im Falle einer Überweisung auf ein Konto einen Tag, an dem das TARGET-System für Abwicklungen in Betrieb ist und dass an diesem Tag der Devisenhandel in jedem, sofern zutreffend, Zusätzlichen Finanzzentrum ausgeführt wird; oder

(ii) falls die bei der Zahlung verwendete Währung nicht der Euro ist, jeden Tag,

    (A) an dem Banken am betreffenden Ort der Vorlage für Vorlage und Zahlung von Inhaberschuldverschreibungen sowie für den Devisenhandel geöffnet sind, sowie

    (B) im Falle einer Überweisung auf ein Konto einen Tag, an dem der Devisenhandel im Hauptfinanzzentrum der bei der Zahlung verwendeten Währung und in jedem, sofern zutreffend, Zusätzlichen Finanzzentrum ausgeführt wird.

„Zinsberechnungstermin" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Zinsbetrag" bedeutet in Bezug auf eine Schuldverschreibung und eine Zinsperiode, den in dieser Zinsperiode auf diese Schuldverschreibung zahlbaren Zinsbetrag.

„Zinsperiode" bedeutet jeder Zeitraum, der mit dem Verzinsungsbeginn (einschließlich) oder einem Zinszahltag beginnt und mit dem nächsten Zinszahltag (ausschließlich) endet.

„Zinssatz" bedeutet den Satz oder die Sätze (ausgedrückt als Prozentsatz per annum) der zahlbaren Zinsen in Bezug auf die Schuldverschreibungen wie er im jeweiligen Ergänzungskonditionenblatt angegeben oder wie er gemäß den Bestimmungen der Emissionsbedingungen der Schuldverschreibungen und/oder des jeweiligen Ergänzungskonditionenblattes berechnet oder festgelegt ist.

„Zinsscheinbogen" bedeutet in Bezug auf eine Schuldverschreibung ein Zinsscheinbogen, der der Schuldverschreibung anhängt.

„Zinstagequotient" bedeutet in Bezug auf die Berechnung eines Betrags für einen beliebigen Zeitraum (die „Berechnungsperiode") jeweils den Zinstagequotient, der, sofern zutreffend, in den Emissionsbedingungen der Schuldverschreibungen oder im jeweiligen Ergänzungskonditionenblatt angegeben ist, und

(i) wenn „Actual/Actual (ISMA)" angegeben ist, hat Zinstagequotient folgende Bedeutung:

    (a) in den Fällen, in denen die Berechnungsperiode der Regulären Periode entspricht bzw. kürzer als diese ist, ist es die tatsächliche Anzahl von Tagen in der Berechnungsperiode, geteilt durch das Produkt aus (1) der tatsächlichen Anzahl von Tagen in jener Regulären Periode und (2) der Zahl der Regulären Perioden in jedem Jahr; und

    (b) in den Fällen, in denen die Berechnungsperiode länger als eine Reguläre Periode ist, die Summe:

        (A) der tatsächlichen Anzahl von Tagen in jener Berechnungsperiode, die in die Reguläre Periode fällt, in der sie beginnt, geteilt durch das Produkt aus (1) der tatsächlichen Anzahl von Tagen in der Regulären Periode und (2) der Zahl der Regulären Perioden in jedem Jahr; und

        (B) der tatsächlichen Anzahl von Tagen in jener Berechnungsperiode, die in die nächste Reguläre Periode fällt, geteilt durch das Produkt aus (1) der tatsächlichen Anzahl von Tagen in jener Regulären Periode und (2) der Zahl der Regulären Perioden in jedem Jahr;

(ii) wenn „Actual/365" *oder* "Actual/Actual (ISDA)" angegeben ist, die tatsächliche Zahl von Tagen in der Berechnungsperiode, geteilt durch 365 (oder, falls ein Teil der Berechnungsperiode in ein Schaltjahr fällt, die Summe (A) der tatsächlichen Anzahl von Tagen in der Berechnungsperiode, die in ein Schaltjahr fallen, geteilt durch 366 und (B) der tatsächlichen Anzahl von Tagen für diesen Teil der Berechnungsperiode, der in ein Nichtschaltjahr hineinfällt, geteilt durch 365);

(iii) wenn „Actual/365 (fixed)" angegeben ist, die tatsächliche Anzahl von Tagen in der Berechnungsperiode geteilt durch 365;

(iv) wenn „Actual/360" angegeben ist, die tatsächliche Anzahl von Tagen in der Berechnungsperiode geteilt durch 360;

(v) wenn „30/360" angegeben ist, die Anzahl von Tagen in der Berechnungsperiode geteilt durch 360 (die Anzahl von Tagen auf Basis eines Jahres von 360 Tagen bestehend aus 12 Monaten zu je 30 Tagen (sofern (i) der letzte Tag der Berechnungsperiode der 31. Tag eines Monats ist, jedoch

gleichzeitig der erste Tag der Berechnungsperiode ein anderer als der 30. oder 31. Tag eines Monats ist, gilt in diesem Fall der Monat, in den der letzte Tag hineinfällt, nicht als ein verkürzter Monat mit 30 Tagen, oder (ii) der letzte Tag der Berechnungsperiode der letzte Tag des Monats Februar ist, wobei in diesem Fall der Monat Februar nicht als verlängerter Monat mit 30 Tagen gilt); und

(vi) wenn „30E/360“ oder Basis Euroanleihen angegeben ist, die Anzahl der Tage in der Berechnungsperiode geteilt durch 360 (die Anzahl von Tagen auf Basis eines Jahres von 360 Tagen bestehend aus 12 Monaten zu je 30 Tagen ohne Berücksichtigung des Datums des ersten oder letzten Tages der Berechnungsperiode dieser Schuldverschreibung, sofern nicht — im Falle der letzten Berechnungsperiode — der Tag der letzten Fälligkeit der letzte Tag des Monats Februar ist, in welchem Falle der Monat Februar nicht als verlängerter Monat mit 30 Tagen gilt).

"Zinszahltag" bedeutet den Tag bzw. die Tage, die im jeweiligen Ergänzungskonditionenblatt angegeben sind oder gemäß den Bestimmungen desselben festgelegt wurden, und falls eine Business Day Convention im jeweiligen Ergänzungskonditionenblatt angegeben ist:

(i) erfolgt die Anpassung des Zinszahltages gemäß der jeweiligen Business Day Convention oder

(ii) falls es sich bei der Business Day Convention um die FRN Convention, Floating Rate Convention oder Eurodollar Convention handelt und ein Intervall einer Anzahl von Kalendermonaten im jeweiligen Ergänzungskonditionenblatt als Festgelegte Zinsperiode angegeben ist, ist es jeder Tag, welcher gemäß der FRN Convention, Floating Rate Convention oder Eurodollar Convention in der Festgelegten Zinsperiode der Kalendermonate nach dem Verzinsungsbeginn (im Falle des ersten Zinszahltages) oder nach dem vorherigen Zinszahltag (in den anderen Fällen) eintritt;

"Zusätzliches Finanzzentrum/Zusätzliche Finanzzentren" bezeichnet die Stadt bzw. die Städte, die im jeweiligen Ergänzungskonditionenblatt angegeben sind.

„Zusätzliches Geschäftszentrum/Zusätzliche Geschäftszentren" bezeichnet die Stadt bzw. die Städte, die im jeweiligen Ergänzungskonditionenblatt angegeben sind.

(b) Auslegung: In diesen Emissionsbedingungen:

(i) falls es sich bei den Schuldverschreibungen um Nullkupon-Schuldverschreibungen handelt, sind Bezugnahmen auf Zinsscheine und Zinsscheininhaber nicht möglich;

(ii) falls im jeweiligen Ergänzungskonditionenblatt Talons als den Schuldverschreibungen zum Zeitpunkt der Begebung als beigefügt angegeben sind, gilt eine Bezugnahme auf Zinsscheine als eine Bezugnahme auch auf Talons;

(iii) falls Talons nicht im jeweiligen Ergänzungskonditionenblatt als den Schuldverschreibungen zum Zeitpunkt der Begebung als beigefügt angegeben sind, ist eine Bezugnahme auf Talons nicht möglich.

(iv) gelten bei einer Bezugnahme auf Kapital der Rückzahlungsbetrag, jegliche zusätzlichen Beträge in Bezug auf Kapital, die gemäß Bedingung 12 (*Besteuerung*) zahlbar sind, jegliche in Bezug auf eine Schuldverschreibung zahlbaren Beträge und ein anderer Betrag in Form eines Kapitalbetrags, der gemäß diesen Emissionsbedingungen zahlbar ist, als miteingeschlossen;

(v) gelten bei einer Bezugnahme auf Zinsen zusätzliche Beträge in Bezug auf Zinsen, die gemäß Bedingung 12 (*Besteuerung*) zahlbar sind und jeder anderer Betrag in Form von Zinsen, der gemäß diesen Emissionsbedingungen zahlbar ist, als miteingeschlossen.

(vi) sollten Bezugnahmen auf „im Umlauf befindliche" Schuldverschreibungen gemäß den Bestimmungen des Emissions- und Zahlstellenvertrages ausgelegt werden, und

(vii) falls in Bedingung 2(a) (*Auslegung — Begriffsbestimmungen*) bei einem Begriff angegeben wird, dass dieser die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung hat, jedoch im betreffenden Ergänzungskonditionenblatt eine solche Bedeutung nicht festgelegt ist bzw. die Aussage getroffen wird, dass ein solcher Begriff „keine Anwendung findet", so findet dieser Begriff auf die Schuldverschreibungen keine Anwendung.

3. **Form, Stückelung und Eigentum**

(a) Schuldverschreibungen werden in Form von Inhaberschuldverschreibungen mit ihrer(n) vorgesehenen Stückelung/Stückelungen und mit Zinsscheinen sowie, falls in dem jeweiligen Ergänzungskonditionenblatt angegeben, unter Beifügung von Talons begeben. Werden in einer Serie von Schuldverschreibungen, Schuldverschreibungen mit unterschiedlichen Stückelungen ausgegeben, so sind Schuldverschreibungen einer bestimmten Stückelung nicht gegen Schuldverschreibungen einer anderen Stückelung austauschbar. Das Eigentum an den Schuldverschreibungen und Zinsscheinen wird durch Übereinkunft über die Übertragung des Eigentumsrechts und Übergabe der Urkunde übertragen. Jeder Inhaber einer Schuldverschreibung oder eines Zinsscheins (gleich ob die Schuldverschreibung fällig ist oder nicht und ungeachtet einer Eigentums-, Treuhand- oder Anteilsbestätigung daran oder einer schriftlichen Bemerkung darauf, wie auch ungeachtet eines auf derselben vermerkten vorherigen Diebstahls oder Verlusts derselben) gilt (soweit gesetzlich nicht etwas anderes vorgeschrieben ist) als alleiniger Eigentümer und keine Person haftet dafür, dass er einen Inhaber einer Schuldverschreibung oder eines Zinsscheins wie einen Eigentümer der Schuldverschreibungen oder Zinsscheine behandelt. Niemand hat das Recht, eine Bedingung irgendeiner Schuldverschreibung gemäß dem Vertragsgesetz von 1999 (Contracts (Rights of Third Parties) Act of 1999) durchzusetzen.

(b) Die Schuldverschreibungen, bei denen der Kapitalbetrag in Raten rückzahlbar ist („Raten-Schuldverschreibungen"), sind mit einem Vordruck für die Erfassung von Kapitalrückzahlungen zu versehen.

4. **Status — Nicht-nachrangige Schuldverschreibungen**

(a) Diese Bedingung 4 (*Status — Nicht-nachrangige Schuldverschreibungen*) findet nur dann auf Schuldverschreibungen Anwendung, wenn diese im betreffenden Ergänzungskonditionenblatt als nicht nachrangig oder nicht als nachrangig bezeichnet werden („Nicht-nachrangige Schuldverschreibungen").

(b) Die Nicht-nachrangigen Schuldverschreibungen stellen direkte, unbedingte und nicht nachrangige Verpflichtungen der Emittentin dar und sind jederzeit untereinander ohne Vorzug gleichberechtigt. Sie sind mindestens gleichrangig mit allen anderen gegenwärtigen und künftigen direkten, unbedingten, nicht nachrangigen und unbesicherten Verpflichtungen der Emittentin, mit Ausnahme solcher Verpflichtungen, denen durch bindende, allgemein anwendbare gesetzliche Vorschriften der Vorrang eingeräumt wird.

5. **Status — Nachrangige Schuldverschreibungen**

(a) Diese Bedingung 5 (*„Status — Nachrangige Schuldverschreibungen")* findet nur dann auf Schuldverschreibungen der Emittentin Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist dass diese nachrangig sind („Nachrangige Schuldverschreibungen").

(b) Die Nachrangigen Schuldverschreibungen stellen direkte, unbedingte, unbesicherte und nachrangige Verbindlichkeiten der Emittentin dar und sind jederzeit untereinander in Bezug auf Zahlungsrang sowie in jeder anderen Hinsicht ohne Vorzug gleichberechtigt. Sie sind zumindest jedoch gleichberechtigt mit allen anderen — gegenwärtigen und zukünftigen — nachrangigen Verbindlichkeiten der Emittentin, es sei denn, das geltende und allgemein anwendbare Recht räumt diesen Verbindlichkeiten verbindlich Vorrang ein oder die Verbindlichkeiten sind aufgrund ihrer Bedingungen gegenüber den Nachrangigen Schuldverschreibungen nachrangig. Nachrangige Schuldverschreibungen haben eine Laufzeit von mindestens fünf Jahren.

(c) Die Rechte der Inhaber von Nachrangigen Schuldverschreibungen stehen der bevorzugten vollständigen Zahlung der Einlagenverbindlichkeiten sowie allen anderen Verbindlichkeiten der Emittentin im Rang nach, mit Ausnahme derjenigen Verbindlichkeiten, die nach Maßgabe ihrer Bedingungen gleichrangig mit oder nachrangig gegenüber den Nachrangigen Schuldverschreibungen sind (jedoch nur in den nachstehend in Bedingung 5(d) genannten Fällen) und sind mindestens gleichberechtigt mit allen anderen nachrangigen Verbindlichkeiten der Emittentin (mit Ausnahme etwaiger nachrangiger Verbindlichkeiten, denen durch das geltende und allgemein anwendbare Recht Vorrang eingeräumt wird oder die aufgrund ihrer Bedingungen gegenüber den Nachrangigen Schuldverschreibungen nachrangig sind).

(d) Im Falle eines Insolvenzverfahrens über das Vermögen der Emittentin oder der Liquidation, Auflösung oder Abwicklung der Emittentin oder im Fall eines anderen Verfahrens aufgrund oder in Folge dessen die Emittentin liquidiert, aufgelöst oder abgewickelt werden könnte, erfolgen solange keine Zahlungen an die Inhaber der Nachrangigen Schuldverschreibungen, bis alle Ansprüche aller nicht nachrangigen Gläubiger der Emittentin vollständig befriedigt sind, einschließlich der vorherigen vollständigen Zahlung der

Einlagenverbindlichkeiten der Emittentin. Jedoch sind vorbehaltlich des Vorstehenden die Inhaber von Nachrangigen Schuldverschreibungen berechtigt, die vollständige Zahlung des Kapitalbetrags, der Zinsen und aller anderen fälligen Beträge in Bezug auf die Nachrangigen Schuldverschreibungen mindestens gleichberechtigt und anteilig mit allen anderen nachrangigen Verbindlichkeiten der Emittentin zu verlangen (mit Ausnahme etwaiger nachrangiger Verbindlichkeiten, denen durch das geltende und allgemein anwendbare Recht Vorrang eingeräumt wird oder die aufgrund ihrer Bedingungen gegenüber den Nachrangigen Schuldverschreibungen nachrangig sind). Die Emittentin wird die Inhaber der jeweiligen Nachrangigen Schuldverschreibungen gemäß Bedingung 20 *(Bekanntmachungen)* über ihre Ansprüche aus dieser Bedingung informieren.

(e) Inhaber von Nachrangigen Schuldverschreibungen sind nicht berechtigt (vor Gericht oder in anderer Weise), gegen jegliche fällige Forderungen, die aus einer Nachrangigen Schuldverschreibung zu leisten sind, aufzurechnen oder Gegenansprüche einzuwenden.

(f) Weder durch die Emittentin noch durch eine andere Person wurde oder wird zu irgendeiner Zeit eine Sicherheit, gleich welcher Art, zur Besicherung der Ansprüche der Inhaber der Nachrangigen Schuldverschreibungen aus denselben bestellt.

(g) Keine spätere Vereinbarung zwischen der Emittentin und den Inhabern der Nachrangigen Schuldverschreibungen darf dazu führen, dass die in diesen Bedingungen ausgeführten Bestimmungen in Bezug auf die Nachrangigkeit der Schuldverschreibung eingeschränkt werden oder die Laufzeit der Nachrangigen Schuldverschreibungen verkürzt wird, ausgenommen eine Änderung der Besteuerung führt zur Zahlung zusätzlicher Beträge gemäß Bedingung 12 *(Besteuerung)*. Falls die Nachrangigen Schuldverschreibungen vor dem Endfälligkeitstag in anderer Weise als gemäß der vorstehenden Bedingung 5(d) zurückgezahlt werden, kann eine Rückerstattung des zurückgezahlten Betrags an DEPFA plc verlangt werden, und zwar ungeachtet einer gegenteiligen Vereinbarung, es sei denn, diese Rückzahlung findet mindestens fünf Jahre nach der Emission der Nachrangigen Schuldverschreibungen statt, oder eine gesetzliche Ausnahme gemäß § 10 Absatz 5a Kreditwesengesetz („KWG") findet Anwendung oder DEPFA plc hat das durch die Nachrangige Schuldverschreibungen entstandene Kapital (haftendes Eigenkapital im Sinne des KWG) durch haftendes Eigenkapital mit gleichem oder höherem Rang ersetzt oder die zuständige Bundesaufsichtsbehörde hat der vorzeitigen Rückzahlung zugestimmt.

(h) Inhaber von Nachrangigen Schuldverschreibungen sind, außer im Falle der Liquidation, Auflösung oder Abwicklung der Emittentin, bei einem Zahlungsversäumnis in Bezug auf die Nachrangigen Schuldverschreibungen oder einer Nichterfüllung einer Verpflichtung der Emittentin oder in anderen Fällen nicht berechtigt, ihre Nachrangigen Schuldverschreibungen vorzeitig fällig zu stellen.

6. Bestimmungen über festverzinsliche Schuldverschreibungen

(a) *Anwendung:* Diese Bedingung 6 (*Bestimmungen über festverzinsliche Schuldverschreibungen*) findet nur dann auf die Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über festverzinsliche Schuldverschreibungen Anwendung finden.

(b) *Zinslauf:* Die Zinsen laufen auf den Nennbetrag jeder Schuldverschreibung oder, im Falle einer Raten-Schuldverschreibung, auf jede Kapitalrate oder, im Falle einer teileingezahlten Schuldverschreibung, auf den eingezahlten Nennbetrag dieser Schuldverschreibung, oder anderenfalls wie im betreffenden Ergänzungskonditionenblatt angegeben auf. Die Schuldverschreibungen erbringen ab dem Verzinsungsbeginn zu dem Zinssatz Zinsen, die nachträglich an jedem Zinszahltag, vorbehaltlich der Bestimmungen der Bedingung 11 (*Zahlungen*), zahlbar sind. Der Zinslauf auf die Schuldverschreibungen endet am Fälligkeitstag der Rückzahlung (oder, im Falle einer Raten-Schuldverschreibung, für jede Kapitalrate am Fälligkeitstag ihrer Zahlung), es sei denn, die vollständige Zahlung des Rückzahlungsbetrags bzw. die betreffende Rate wird bei ordnungsgemäßer Vorlage unrechtmäßig einbehalten oder verweigert, wobei in diesem Fall die Schuldverschreibungen weiterhin entsprechend dieser Bedingung 6 (*Bestimmungen über festverzinsliche Schuldverschreibungen*) bis zum früheren der beiden folgenden Zeitpunkte verzinst werden (und zwar auch nach oder vor etwaigen Forderungen oder Urteilen): (i) der Tag an dem alle Beträge, die im Zusammenhang mit der Schuldverschreibung bis zu diesem Tage zu zahlen sind, von dem oder im Namen des betreffenden Schuldverschreibungsinhabers empfangen wurden, und (ii) der Tag, der sieben Tage nach dem Tag liegt, an dem die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle die betreffenden Schuldverschreibungsinhaber gemäß Bedingung 20 (*Bekanntmachungen*) darüber in Kenntnis gesetzt hat, dass sie alle Beträge, die im

Zusammenhang mit den Schuldverschreibungen bis zu diesem siebten Tag zu zahlen sind, erhalten hat (außer im Fall eines nachfolgenden Zahlungsverzugs).

(c) *Festgelegter Zinsbetrag:* Der zahlbare Zinsbetrag in Bezug auf jede Schuldverschreibung für die jeweilige Zinsperiode ist der betreffende Festgelegte Zinsbetrag oder, falls die Schuldverschreibungen in mehr als einer Stückelung verfügbar sind, der entsprechend auf diese Stückelung entfallende Festgelegte Zinsbetrag.

(d) *Berechnung des Zinsbetrags:* Der für einen Zeitraum zahlbare Zinsbetrag in Bezug auf jede Schuldverschreibung, für die kein Festgelegter Zinsbetrag angegeben ist, errechnet sich aus dem Zinssatz auf den Nennbetrag der betroffenen Schuldverschreibung, der Multiplikation dieses Produktes mit dem jeweiligen Zinstagequotienten und dem Runden des Ergebnisses auf die kleinste Untereinheit der Festgelegten Währung (im Falle einer halben Untereinheit erfolgt das Aufrunden). Zu diesem Zwecke ist unter einer „Untereinheit" im Falle einer anderen Währung als Euro, der niedrigste Betrag einer solchen Währung, die als gesetzliche Währung im Land einer solchen Währung erhältlich ist, zu verstehen. Im Falle des Euro, bezeichnet es einen Cent.

7. Bestimmungen über variabel verzinsliche Schuldverschreibungen und indexgebundene verzinsliche Schuldverschreibungen

(a) *Anwendung:* Diese Bedingung 7 (*Bestimmungen über variabel verzinsliche Schuldverschreibungen und indexgebundene verzinsliche Schuldverschreibungen*) findet nur dann auf Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über variabel verzinsliche Schuldverschreibungen oder indexgebundene verzinsliche Schuldverschreibungen Anwendung finden.

(b) *Zinslauf:* Die Zinsen laufen auf den Nennbetrag jeder Schuldverschreibung oder, im Falle einer Raten-Schuldverschreibung, auf jede Kapitalrate oder, im Falle einer teileingezahlten Schuldverschreibung, auf den eingezahlten Nennbetrag dieser Schuldverschreibung, oder anderenfalls wie im betreffenden Ergänzungskonditionenblatt angegeben auf. Die Schuldverschreibungen erbringen ab dem Verzinsungsbeginn zu dem Zinssatz Zinsen, die nachträglich an jedem Zinszahltag, vorbehaltlich der Bestimmungen der Bedingung 11 (Zahlungen), zahlbar sind. Der Zinslauf auf die Schuldverschreibungen endet am Fälligkeitstag der Rückzahlung (oder, im Falle einer Raten-Schuldverschreibung, für jede Kapitalrate am Fälligkeitstag ihrer Zahlung), es sei denn, die vollständige Zahlung des Rückzahlungsbetrags bzw. die betreffende Rate wird bei ordnungsgemäßer Vorlage unrechtmäßig einbehalten oder verweigert, in welchem Fall die Schuldverschreibungen weiterhin entsprechend dieser Bedingung 7 (*Bestimmungen über variabel verzinsliche Schuldverschreibungen und indexgebundene verzinsliche Schuldverschreibungen*) bis zum früheren der folgenden Zeitpunkte verzinst werden (und zwar auch nach oder vor etwaigen Forderungen oder Urteilen): (i) der Tag an dem alle Beträge, die im Zusammenhang mit den Schuldverschreibungen bis zu diesem Tage zu zahlen sind, von dem oder im Namen des betreffenden Schuldverschreibungsinhaber empfangen werden, und (ii) der Tag, der sieben Tage nach dem Tag liegt, an dem die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle die Schuldverschreibungsinhaber gemäß Bedingung 20 (*Bekanntmachungen*) darüber in Kenntnis gesetzt hat, dass sie alle Beträge, die im Zusammenhang mit den Schuldverschreibungen bis zu diesem siebten Tag zu zahlen sind, erhalten hat (außer im Fall eines nachfolgenden Zahlungsverzugs).

(c) *Bildschirmfestlegung:* Falls die Festlegung des Bildschirmsatzes im jeweiligen Ergänzungskonditionenblatt als Berechnungsmethode für den Zinssatz bzw. die Zinssätze angegeben wurde, berechnet sich der auf die Schuldverschreibungen anzuwendende Zinssatz für die jeweilige Zinsperiode durch die Berechnungsstelle wie folgt:

(i) falls der Referenzsatz ein zusammengefasster Kurs ist oder üblicherweise durch eine Einheit bereitgestellt wird, ermittelt die Berechnungsstelle den Referenzsatz, der auf der Relevanten Bildschirmseite zum Relevanten Zeitpunkt zum betreffenden Zinsberechnungstermin angezeigt wird;

(ii) in jedem anderen Fall ermittelt die Berechnungsstelle das arithmetische Mittel der Referenzsätze, die auf der Relevanten Bildschirmseite zum Relevanten Zeitpunkt zum betreffenden Zinsberechnungstermin angezeigt werden;

(iii) falls wie im vorstehenden Fall (i) kein solcher Satz auf jener Seite erscheint, wenn wie im vorstehenden Fall (ii) weniger als zwei solcher Sätze auf einer solchen Seite erscheinen oder wenn in beiden Fällen die Relevante Bildschirmseite nicht verfügbar ist, wird die Berechnungsstelle:

(A) von der Hauptniederlassung jeder Referenzbank am Relevanten Finanzzentrum die Stellung des Referenzsatzes im Interbankenmarkt des Relevanten Finanzzentrums gegenüber erstklassigen Banken ungefähr zum Relevanten Zeitpunkt des Zinsberechnungstermins für einen Betrag anfordern, der für eine einzelne Transaktion auf diesem Markt zu diesem Zeitpunkt repräsentativ ist, sowie

(B) das arithmetische Mittel dieser Referenzsätze ermitteln; und

(iv) falls trotz Anforderung weniger als zwei Referenzsätze bereitgestellt werden, ermittelt die Berechnungsstelle das arithmetische Mittel der Sätze (die, wie von der Berechnungsstelle ermittelt, dem Referenzsatz am nächsten sind), die von durch die Berechnungsstelle benannte Großbanken im Hauptfinanzzentrum der Festgelegten Währung um ca. 11:00 Uhr (Ortszeit des Hauptfinanzzentrums der Festgelegten Währung) am ersten Tag der betreffenden Zinsperiode für Darlehen in der Festgelegten Währung an führende europäische Banken für einen Zeitraum, der der betreffenden Zinsperiode entspricht, und für einen Betrag gestellt werden, der für eine einzelne Transaktion auf diesem Markt zu diesem Zeitpunkt repräsentativ ist,

und der Zinssatz für diese Zinsperiode ist die Summe der Marge und des Satzes oder (sofern zutreffend) das auf diese Weise ermittelte arithmetische Mittel, *wobei jedoch gilt*, dass für den Fall, dass die Berechnungsstelle nicht in der Lage ist, einen Satz oder, sofern zutreffend, ein arithmetisches Mittel gemäß der oben genannten Regelung in Bezug auf eine jegliche Zinsperiode zu ermitteln, so soll in der genannten Zinsperiode derjenige Zinssatz auf die Schuldverschreibungen Anwendung finden, der sich aus der Summe der Marge und des Satzes oder, sofern zutreffend, dem arithmetischen Mittel errechnet, die für die vorhergehende Zinsperiode für Schuldverschreibungen festgesetzt wurde.

(d) *ISDA-Festlegung:* Falls die Ermittlung nach ISDA im jeweiligen Ergänzungskonditionenblatt als Berechnungsmethode für den Zinssatz bzw. die Zinssätze angegeben wurde, berechnet sich der auf Schuldverschreibungen anwendbare Zinssatz für die jeweilige Zinsperiode aus der Summe der Marge und des betreffenden ISDA-Satzes, wobei hier der „ISDA-Satz" in Bezug auf eine beliebige Zinsperiode einen Satz bezeichnet, der dem variablen Satz (im Sinne der ISDA-Definitionen) entspricht, der von der Berechnungsstelle im Rahmen einer Zinsswap-Transaktion bestimmt werden würde, falls die Berechnungsstelle als Berechnungsstelle für diese Zinsswap-Transaktion im Rahmen eines Vertrags auftritt, der die ISDA-Definitionen einbezieht und im Rahmen dessen:

(i) die Floating Rate-Option (im Sinne der ISDA-Definitionen) bestimmt ist, wie im jeweiligen Ergänzungskonditionenblatt angegeben;

(ii) die vorgesehene Endfälligkeit (im Sinne der ISDA-Definitionen) ein im jeweiligen Ergänzungskonditionenblatt angegebener Zeitraum ist; und

(iii) der maßgebliche Neufestsetzungstag (im Sinne der ISDA-Definitionen) entweder

(A) der erste Tag dieser Zinsperiode ist, falls die relevante Floating Rate-Option auf dem Londoner Interbanken Angebotssatz (LIBOR) für eine Währung basiert, oder

(B) in allen anderen Fallen, wie im jeweiligen Ergänzungskonditionenblatt angegeben ist.

(e) *Indexgebundener Zinssatz:* Falls die Bestimmungen über indexgebundene verzinsliche Schuldverschreibungen im jeweiligen Ergänzungskonditionenblatt als anwendbar angegeben sind, wird der auf die Schuldverschreibungen anzuwendende Zinssatz bzw. werden die auf die Schuldverschreibungen anzuwendenden Zinssätze für jede Zinsperiode in der im jeweiligen Ergänzungskonditionenblatt angegebenen Weise ermittelt.

(f) Höchst- und Mindestzinssatz: Falls im jeweiligen Ergänzungskonditionenblatt ein Höchst- oder Mindestzinssatz angegeben ist, so darf der Zinssatz in keinem Fall den angegebenen Höchstwert über- bzw. den angegebenen Mindestwert unterschreiten.

(g) *Berechnung des Zinsbetrages:* Die Berechnungsstelle wird baldmöglichst nach dem Termin, an dem der Zinssatz in Bezug auf die jeweilige Zinsperiode bestimmt werden muss, den Zinsbetrag, der in Bezug auf die jeweilige Schuldverschreibung für diese Zinsperiode zu zahlen ist, berechnen. Der Zinsbetrag errechnet sich aus dem Zinssatz für die betreffende Zinsperiode auf den Nennbetrag der Schuldverschreibung

während dieser Zinsperiode und der Multiplikation dieses Produktes mit dem jeweiligen Zinstagequotienten.

(h) *Berechnung sonstiger Beträge:* Falls im jeweiligen Ergänzungskonditionenblatt angegeben ist, dass sonstige Beträge von der Berechnungsstelle zu berechnen sind, wird die Berechnungsstelle baldmöglichst nach dem Termin oder den Terminen, an denen einer dieser Beträge bestimmt werden soll, den betreffenden Betrag berechnen. Der betreffende Betrag wird durch die Berechnungsstelle in der im jeweiligen Ergänzungskonditionenblatt angegebenen Weise berechnet.

(i) *Bekanntmachung:* Die Berechnungsstelle wird dafür Sorge tragen, dass jeder Zinssatz und Zinsbetrag, der durch sie ermittelt wird, zusammen mit dem maßgeblichen Zinszahltag sowie jeder andere Betrag oder jede anderen Beträge samt maßgeblichem Zahlungstermin, der/die durch sie zu berechnen ist/sind, der Emittentin, den Zahlstellen und, sofern zutreffend, jeder Zulassungsstelle, Börse und/oder jedem Notierungssystem, durch die oder durch das die Schuldverschreibungen zur Zulassung, zum Handel oder zur Notierung zugelassen sind, unverzüglich nach der Ermittlung mitgeteilt wird, jedoch (für den Zinssatz, Zinsbetrag und Zinszahltag) keinesfalls später als am ersten Tag der relevanten Zinsperiode. Diese Berechnung wird sogleich den Schuldverschreibungsinhabern unverzüglich mitgeteilt. Für den Fall einer Verlängerung oder Verkürzung der betreffenden Zinsperiode ist die Berechnungsstelle berechtigt, ohne Mitteilung jeden Zinsbetrag (auf der Basis der vorhergehenden Bestimmungen) neu zu berechnen.

(j) *Mitteilungen:* Alle Mitteilungen, Einschätzungen, Festlegungen, Bescheinigungen, Berechnungen, Gebote und Entscheidungen, die von der Berechnungsstelle im Zusammenhang mit dieser Bedingung durch die Berechnungsstelle gemacht, abgegeben, vorgenommen bzw. von dieser erhalten wurden, sind (sofern kein offensichtlicher Irrtum vorliegt) für die Emittentin, die Zahlstellen, und die Schuldverschreibungsinhaber verbindlich. Vorbehaltlich des Vorstehenden trifft die Berechnungsstelle keine Haftung gegenüber einer dieser Personen in Zusammenhang mit der Ausübung oder Nichtausübung ihrer Rechte, Pflichten und ihres Ermessens für diese Zwecke.

8. Bestimmungen über Nullkupon-Schuldverschreibungen

(a) *Anwendung:* Diese Bedingung 8 (*Bestimmungen über Nullkupon-Schuldverschreibungen*) findet nur dann auf die Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über Nullkupon-Schuldverschreibungen Anwendung finden.

(b) *Verspätete Zahlung auf Nullkupon-Schuldverschreibungen:* Wird der Rückzahlungsbetrag, der in Bezug auf eine Nullkupon-Schuldverschreibung zahlbar ist, missbräuchlich einbehalten oder wird die Rückzahlung verweigert, entspricht der Rückzahlungsbetrag danach der Summe aus:

(i) Referenzpreis; und

(ii) Produkt der Aufgelaufene Rendite (jährlich kapitalisiert) bezogen auf den Referenzpreis auf Basis des relevanten Zinstagequotienten beginnend ab dem Begebungstag (einschließlich) bis zu dem früheren der beiden folgenden Termine (ausschließlich): (i) der Tag, an dem alle Beträge, die im Zusammenhang mit den Schuldverschreibungen bis zu diesem Tage zu zahlen sind, von dem oder im Namen des betreffenden Schuldverschreibungsinhabers empfangen werden, und (ii) dem Tag, der sieben Tage nach dem Tag liegt, an dem die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle gemäß Bedingung 20 (*Bekanntmachungen*) die Schuldverschreibungsinhaber darüber in Kenntnis gesetzt hat, dass sie alle Beträge, die im Zusammenhang mit den Schuldverschreibungen bis zu diesem siebten Tag zu zahlen sind, erhalten hat (außer im Falle eines nachfolgenden Zahlungsverzugs).

9. Bestimmungen über Doppelwährungs-Schuldverschreibungen

(a) *Anwendung:* Diese Bedingung 9 (Bestimmungen über Doppelwährungs-Schuldverschreibungen) findet nur dann auf die Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über Doppelwährungs-Schuldverschreibungen Anwendung finden.

(b) *Zinssatz:* Falls der Zinssatz oder -betrag nicht durch Bezugnahme auf einen Wechselkurs ermittelt wird, wird der Zinssatz oder -betrag in der im jeweiligen Ergänzungskonditionenblatt angegebenen Weise berechnet.

10. Rückzahlung und Rückkauf

(a) *Planmäßige Rückzahlung:* Soweit nicht bereits zurückgezahlt oder zurückgekauft und entwertet, wird jede Schuldverschreibung am Endfälligkeitstag zu ihrem Rückzahlungsbetrag bei Endfälligkeit (oder, im Falle von Raten-Schuldverschreibungen, in der Zahl von Raten und der Höhe von Beträgen, wie im betreffenden Ergänzungskonditionenblatt angegeben) zurückgezahlt, vorbehaltlich der Bestimmungen in Bedingung 11 (*Zahlungen*).

(b) *Vorzeitige Rückzahlung aus Steuergründen:* Die Schuldverschreibungen können nach Ermessen der Emittentin an folgenden Terminen ganz, aber nicht teilweise zurückgezahlt werden:

(i) jederzeit, sofern im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass weder die Bestimmungen über variabel verzinsliche Schuldverschreibungen oder indexgebundene verzinsliche Schuldverschreibungen Anwendung finden; oder

(ii) zu jedem Zinszahltag, sofern im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass entweder die Bestimmungen über variabel verzinsliche Schuldverschreibungen oder indexgebundene verzinsliche Schuldverschreibungen Anwendung finden.

durch unwiderrufliche Mitteilung an die Inhaber der Schuldverschreibungen unter Einhaltung einer Frist von nicht weniger als 30 und nicht mehr als 60 Tagen, zu ihrem Vorzeitigen Rückzahlungsbetrag (Steuer), abzüglich, im Falle einer Raten-Schuldverschreibung, dem Gesamtbetrag aller vor diesem für die Rückzahlung festgelegten Termin aufgrund einer anderen Bedingung fälligen und zahlbaren Raten in Bezug auf diese Raten-Schuldverschreibung (dieser Betrag bleibt, insoweit er dann nicht gezahlt wird, fällig und zahlbar), zusammen mit etwa darauf aufgelaufenen Zinsen bis zum für die Rückzahlung festgelegten Datum, falls:

(A) die Emittentin verpflichtet ist oder verpflichtet wird, aufgrund einer Änderung oder Ergänzung der Gesetze oder Vorschriften der Rechtsordnung des Gründungsstaats der Emittentin oder einer seiner Gebietskörperschaften oder einer dortigen zur Steuererhebung ermächtigten Behörde oder Stelle oder der Anwendung oder der offiziellen Auslegung dieser Gesetze oder Vorschriften (einschließlich Urteile von zuständigen Gerichten), die am oder nach dem Emissionsdatum der ersten Tranche von Schuldverschreibungen in Kraft tritt, zusätzliche Beträge zu zahlen, die in Bedingung 12 (*Besteuerung*) entweder vorgegeben sind oder auf die dort verwiesen wird; und

(B) diese Verpflichtung nicht durch angemessene Maßnahmen der Emittentin vermieden werden kann,

vorausgesetzt, dass eine solche Mitteilung über die Rückzahlung nicht früher erfolgen darf als:

(1) im Falle von Schuldverschreibungen, die jederzeit zurückgezahlt werden können, 90 Tage vor dem frühesten Termin, an dem die Emittentin zur Zahlung solcher zusätzlichen Beträge verpflichtet wäre, wenn zu diesem Zeitpunkt eine Zahlung auf die Schuldverschreibungen fällig würde, oder

(2) im Falle von Schuldverschreibungen, die nur am Zinszahltag zurückgezahlt werden können, 60 Tage vor dem Zinszahltag der unmittelbar vor dem frühesten Termin liegt, an dem die Emittentin zur Zahlung solcher zusätzlichen Beträge verpflichtet wäre, wenn zu diesem Zeitpunkt eine Zahlung auf die Schuldverschreibungen fällig würde.

Vor Veröffentlichung einer solchen Mitteilung über die Rückzahlung, wie in diesem Absatz vorgesehen, wird die Emittentin der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle (A) eine durch zwei Mitglieder der Geschäftsleitung der Emittentin unterzeichnete Bestätigung liefern, die besagt, dass die Emittentin zu einer solchen Rückzahlung berechtigt ist, und die tatsächlichen Umstände darstellt, die aufzeigen, dass die Voraussetzungen des Rückzahlungsrechts der Emittentin vorliegen und (B) ein Rechtsgutachten von unabhängigen und angesehenen Rechtsberatern liefern, das besagt, dass die Emittentin verpflichtet ist bzw. verpflichtet wird, aufgrund einer solchen Änderung oder Ergänzung zusätzliche Beträge zu zahlen. Nach Ablauf einer solchen Mitteilungsfrist nach dieser Bedingung 10(b) ist die Emittentin dazu verpflichtet, die Schuldverschreibungen in Übereinstimmung mit dieser Bedingung 10(b) zurückzuzahlen.

(c) *Rückzahlungsoption der Emittentin:* Falls im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die vorzeitige Rückzahlungsoption (Call) Anwendung findet, kann die Emittentin die Schuldverschreibungen an einem Vorzeitigen Rückzahlungstermin (Call) durch unwiderrufliche, mit einer Frist von mindestens 30 Tagen auszustattende Benachrichtigung an die Schuldverschreibungsinhaber

ganz oder (falls im betreffenden Ergänzungskonditionenblatt bestimmt) teilweise zum Vorzeitigen Rückzahlungsbetrag (Call) zurückzahlen abzüglich, im Falle einer Raten-Schuldverschreibung, dem Gesamtbetrag aller aufgrund einer anderen Bestimmung vor dem Rückzahltag fällig und zahlbar gewordenen Raten in Bezug auf diese Schuldverschreibung (dieser Betrag bleibt, insoweit er dann nicht gezahlt wurde, fällig und zahlbar) (wobei die unwiderrufliche Benachrichtigung an die Schuldverschreibungsinhaber die Emittentin dazu verpflichtet, die Schuldverschreibungen bzw. die durch diese Benachrichtigung bestimmten Schuldverschreibungen an dem betreffenden Vorzeitigen Rückzahlungstermin (Call) zum Vorzeitigen Rückzahlungsbetrag (Call), zuzüglich, sofern zutreffend, bis zu diesem Termin aufgelaufener Zinsen zurückzuzahlen). Diese Bedingung 10(c) findet auf Nachrangige Schuldverschreibungen keine Anwendung mit Ausnahme der in Bedingung 5(g) (*Status der Nachrangigen Schuldverschreibungen*) und 10(b) (*Vorzeitige Rückzahlung aus Steuergründen*) näher beschriebenen Umstände.

(d) *Teilrückzahlung:* Falls die Schuldverschreibungen nur zum Teil zu einem Datum gemäß Bedingung 10(c) (*Rückzahlungsoption der Emittentin*) zurückzuzahlen sind, müssen die rückzahlbaren Schuldverschreibungen durch Auslosung an einem Ort, der von der Hauptzahlstelle oder, sofern zutreffend, von der Deutschen Hauptzahlstelle bestimmt wird und nach einem Verfahren, das von der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle für angemessen gehalten wird, vorbehaltlich der Einhaltung aller anwendbaren Gesetze und, sofern zutreffend, Vorschriften jeder Zulassungsstelle, Börse und/oder Notierungssystem an der die betreffenden Schuldverschreibungen etwa zugelassen, gehandelt oder notiert sind, bestimmt werden. Die Benachrichtigung der Schuldverschreibungsinhaber, die gemäß Absatz 10(c) (*Rückzahlungsoption der Emittentin*) vorzunehmen ist, muss die Seriennummern der Schuldverschreibungen angeben, auf die eine Rückzahlung erfolgt. Falls ein Höchst- oder Mindestrückzahlungsbetrag im betreffenden Ergänzungskonditionenblatt bestimmt ist, darf der Vorzeitige Rückzahlungsbetrag (Call) diesen bestimmten Höchstbetrag nicht übersteigen bzw. diesen bestimmten Mindestbetrag nicht unterschreiten.

(e) *Rückzahlung nach Wahl der Inhaber der Schuldverschreibungen:* Falls das dem Schuldverschreibungsinhaber zustehende Recht auf Rückzahlung in dem entsprechenden Ergänzungskonditionenblatt als anwendbar festgelegt ist, hat die Emittentin — nach Ausübung des Rückzahlungsrechts durch Inhaber etwaiger Schuldverschreibungen — diese Schuldverschreibungen an dem in der betreffenden Erklärung des Vorzeitigen Rückzahlungsverlangens festgelegten Vorzeitigen Rückzahlungstermin (Put) zum Vorzeitigen Rückzahlungsbetrag (Put) zurückzahlen, abzüglich, im Falle einer Raten-Schuldverschreibung, dem Gesamtbetrag aller aufgrund einer anderen Bedingung vor dem Rückzahltag fälligen und zahlbaren Raten in Bezug auf diese Schuldverschreibung (dieser Betrag bleibt, insoweit er dann nicht gezahlt wird, fällig und zahlbar), zusammen mit den bis zu diesem Zeitpunkt etwa darauf aufgelaufenen Zinsen. Um das dem Schuldverschreibungsinhaber zustehende Recht auf Rückzahlung in dieser Bedingung 10(e) ausüben zu können, muss der Inhaber einer Schuldverschreibung nicht weniger als 45 Tage vor dem entsprechenden Vorzeitigen Rückzahlungstermin (Put) die betreffende Schuldverschreibung zusammen mit allen damit verbundenen nicht fälligen Zinsscheinen sowie einer ordnungsgemäß ausgefüllten Erklärung des Vorzeitigen Rückzahlungsverlangens auf einem bei einer Zahlstelle erhältlichen Vordruck bei einer Zahlstelle hinterlegen. Die Zahlstelle, bei der eine Schuldverschreibung auf diese Art und Weise hinterlegt wird, händigt an den hinterlegenden Schuldverschreibungsinhaber eine ordnungsgemäß ausgefüllte Bescheinigung über ein vorzeitiges Rückzahlungsverlangen aus. Eine Schuldverschreibung, die mit einer ordnungsgemäß ausgefüllten Erklärung des Vorzeitigen Rückzahlungsverlangens gemäß dieser Bedingung 10(e) hinterlegt worden ist, kann nicht zurückgenommen werden, *es sei denn*, dass eine solche Schuldverschreibung vor dem entsprechenden Vorzeitigen Rückzahlungstermin (Put) sofort fällig und zahlbar wird oder, bei ordnungsgemäßer Übergabe einer solchen Schuldverschreibung am entsprechenden Vorzeitigen Rückzahlungstermin (Put), die Zahlung des zurück zu zahlenden Betrages unzulässigerweise zurückgehalten oder verweigert wird, worüber die betreffende Zahlstelle eine Benachrichtigung an den hinterlegenden Schuldverschreibungsinhaber unter der Adresse, die vom Inhaber in der entsprechenden Erklärung des Vorzeitigen Rückzahlungsverlangens angegeben wurde, versendet und sie diese Schuldverschreibung in ihrer Bezeichneten Geschäftsstelle zur Abholung durch den hinterlegenden Schuldverschreibungsinhaber gegen Aushändigung der entsprechenden Bescheinigung über ein vorzeitiges Rückzahlungsverlangen bereit hält. So lange eine ausstehende Schuldverschreibung bei einer Zahlstelle gemäß dieser Bedingung 10(e) verwahrt wird, ist der Hinterleger dieser Schuldverschreibung und nicht die Zahlstelle in jeder Hinsicht als Schuldverschreibungsinhaber anzusehen. Diese Bedingung 10(e) findet auf Nachrangige Schuldverschreibungen nur insoweit Anwendung, wie in Bedingung 13(c) (*Nachrangige Schuldverschreibungen*) ausgeführt.

(f) *Keine sonstige Rückzahlung:* Die Emittentin ist nicht berechtigt, Schuldverschreibungen in einer anderen als in den vorstehenden Absätzen (a) bis (e) beschriebenen Art zurückzuzahlen.

(g) *Vorzeitige Rückzahlung von Nullkupon-Schuldverschreibungen:* Sofern im betreffenden Ergänzungskonditionenblatt nicht anders angegeben, entspricht der Rückzahlungsbetrag, der bei der Rückzahlung einer Nullkupon-Schuldverschreibung zu einem Zeitpunkt vor dem Endfälligkeitstag zahlbar ist, der Summe aus:

(i) dem Referenzpreis; und

(ii) dem Produkt aus der Aufgelaufene Rendite (jährlich kapitalisiert) bezogen auf den Referenzpreis beginnend ab dem Begebungstag (einschließlich) bis zu dem für die Rückzahlung festgelegten Termin (ausschließlich) oder (sofern zutreffend) dem Tag, an dem die Schuldverschreibung fällig und zahlbar wird.

Erfolgt eine solche Berechnung für einen Zeitraum, der keinen vollen Jahreszeitraum darstellt, so erfolgt die Berechnung für den Zeitraum von weniger als einem Jahr auf Basis des Zinstagequotienten wie er im Ergänzungskonditionenblatt zum Zwecke dieser Bedingung 10(g) angegeben ist oder, falls keiner angegeben ist, eines Zinstagequotienten von 30E/360.

(h) *Rückkauf von Schuldverschreibungen:* Die Emittentin und ihre Tochtergesellschaften können jederzeit Schuldverschreibungen auf dem öffentlichen Markt oder in anderer Weise zu jedem Preis erwerben, solange alle noch nicht fälligen Zinsscheine mit den Schuldverschreibungen erworben werden. Die auf diese Weise erworbenen Schuldverschreibungen können gehalten, veräußert oder zur Entwertung übergeben werden.

(i) *Entwertung:* Alle in Übereinstimmung mit dieser Bedingung von der Emittentin und ihren Tochtergesellschaften zurückgezahlten oder zurückgekauften, noch nicht fälligen Schuldverschreibungen und alle noch nicht fälligen Zinsscheine, die mit den Schuldverschreibungen verbunden sind oder mit diesen übergeben werden, werden unverzüglich entwertet und dürfen nicht wieder ausgegeben oder weiterverkauft werden.

11. Zahlungen

(a) *Kapital:* Die Zahlung des Kapitals erfolgt nur gegen Vorlage und (außer im Falle einer Teilrückzahlung, was, im Fall einer Raten-Schuldverschreibung, die Zahlung einer anderen Rate als der letzten beinhaltet) Aushändigung der bei der Bezeichneten Geschäftsstelle einer der Zahlstellen außerhalb der Vereinigten Staaten per Scheck, der in der Währung ausgestellt ist, in der die Zahlung fällig ist (im Falle von Zahlungen in japanischen Yen an einen Nicht-Gebietsansässigen Japans, gezogen auf eine zugelassene Devisenbank), sonst durch Überweisung auf ein Konto, das in der gleichen Währung geführt ist (oder, im Falle von Euro, jegliches andere Konto auf das Beträge in Euro gutgeschrieben bzw. überwiesen werden können) (im Falle von Zahlungen in japanischen Yen an einen Nicht-Gebietsansässigen Japans, ein durch den Zahlungsempfänger benanntes Auslandskonto bei einer zugelassene Devisenbank) und vom Zahlungsempfänger bei einer Bank, die im Hauptfinanzzentrum der Währung ansässig ist, geführt wird (im Falle eines Schecks, der in *Sterling* ausgestellt ist bei einer *town clearing branch* einer Bank in der City of London).

(b) *Zinszahlungen:* Zinszahlungen werden unter der Voraussetzung von Absatz (h) dieser Bedingung nur gegen Vorlegung für den Fall, dass die Zahlung in vollem Umfang geleistet wurde, gegen Aushändigung der betreffenden Zinsscheine bei der Bezeichneten Geschäftsstelle einer der Zahlstellen außerhalb der Vereinigten Staaten in der in Absatz (a) bezeichneten Weise vorgenommen.

(c) *Zahlungen in New York City:* Zahlungen auf das Kapital und von Zinsen können bei einer der Bezeichneten Geschäftsstellen einer Zahlstelle in New York City erfolgen, wenn (i) die Emittentin eine Zahlstelle außerhalb der Vereinigten Staaten in der angemessenen Erwartung bestimmt hat, dass diese Zahlstelle den vollen Betrag der fälligen Zinsen auf Schuldverschreibungen in der Währung zahlen kann, in der dieser Betrag zu zahlen ist, (ii) die vollständige Zahlung dieser Zinsen in den Niederlassungen aller angegebenen Zahlstellen rechtswidrig oder durch Devisenkontrollen oder andere vergleichbare Beschränkungen ausgeschlossen ist und (iii) die Zahlung nach anwendbarem Recht der Vereinigten Staaten zulässig ist. Für den Fall, dass die Ziffern (i), (ii) und (iii) des vorstehenden Satzes Anwendung finden, wird die Emittentin unverzüglich eine Zahlstelle mit Bezeichneter Geschäftsstelle in New York City benennen.

(d) *Verhältnis der Zahlungen zu steuerrechtlichen Vorschriften:* Alle Zahlungen in Bezug auf die Schuldverschreibungen unterliegen unbeschadet der von Bedingung 12 (*Besteuerung*) getroffenen Bestimmungen in jedem Fall den jeweils am Zahlungsort anwendbaren abgabe- und steuerrechtlichen sowie sonstigen Gesetzen und Vorschriften. Im Hinblick auf diese Zahlungen werden keinerlei Provisionen oder Kosten von den Schuldverschreibungsinhabern erhoben.

(e) *Einbehalt für noch nicht fällige Zinsscheine:* Falls im betreffenden Ergänzungskonditionenblatt bestimmt ist, dass die Bestimmungen über festverzinsliche Schuldverschreibungen anwendbar sind, und eine Schuldverschreibung ohne alle damit verbundenen, noch nicht fälligen Zinsscheine vorgelegt wird:

(i) wird, falls der Gesamtbetrag auf die fehlenden Zinsscheine weniger als das zur Zahlung fällige Kapital ist oder diesem entspricht, der Gesamtbetrag auf die fehlenden Zinsscheine von dem zur Zahlung fälligen Kapital abgezogen; *falls jedoch* der zur Zahlung zur Verfügung stehenden Gesamtbetrag weniger als das zur Zahlung fällige Kapital ist, wird der abgezogene Betrag dem Teil des Gesamtbetrages auf diese fehlenden Zinsscheine gleichen, der sich aus dem Verhältnis zwischen dem tatsächlich zur Zahlung zur Verfügung stehenden Gesamtbetrag und dem zur Zahlung fälligen Kapital ergibt;

(ii) falls der Gesamtbetrag auf die fehlenden Zinsscheine größer ist als das zur Zahlung fällige Kapital:

(A) werden so viele von den fehlenden Zinsscheinen ungültig (in umgekehrtem Reihenfolge zur Fälligkeit), dass der Gesamtbetrag der von diesen fehlenden Zinsscheinen verbleibenden (die "betreffenden Zinsscheine") dem zur Zahlung fälligen Kapital entspricht; *falls jedoch* dieser Absatz dazu führen würde, dass ein Bruchteil eines fehlenden Zinsscheins ungültig werden müsste, wird dieser Zinsschein als Ganzes ungültig; und

(B) wird der Gesamtbetrag der betreffenden Zinsscheine (oder, falls weniger, das zur Zahlung fällige Kapital) von dem zur Zahlung fälligen Kapital abgezogen; *falls jedoch* der zur Zahlung zur Verfügung stehende Gesamtbetrag weniger als das zur Zahlung fällige Kapital ist, wird der abgezogene Betrag dem Teil des Gesamtbetrages der betreffenden Zinsscheine (oder, sofern zutreffend, des zur Zahlung fälligen Kapitals) gleichen, der sich aus dem Verhältnis zwischen dem tatsächlich zur Zahlung zur Verfügung stehenden Gesamtbetrag und dem zur Zahlung fälligen Kapital ergibt.

Jeder Betrag des Kapitals, der so abgezogen wird, wird gemäß Absatz (a) gegen Vorlegung und für den Fall, dass die Zahlung in vollem Umfang geleistet wurde, Aushändigung der entsprechenden fehlenden Zinsscheine gezahlt.

(f) *Ungültigkeit noch nicht fälliger Zinsscheine:* Falls im entsprechenden Ergänzungskonditionenblatt bestimmt ist, dass diese Bedingung 11(f) oder die Bestimmungen über variabel verzinsliche Schuldverschreibungen und indexgebundene verzinsliche Schuldverschreibungen anwendbar sind, werden zum Fälligkeitstermin für die endfällige Rückzahlung einer Schuldverschreibung oder bei vorzeitiger Rückzahlung einer solchen Schuldverschreibung gemäß Bedingung 10(b) (*Vorzeitige Rückzahlung aus Steuergründen*), Bedingung 10(e) (*Rückzahlung nach Wahl der Inhaber der Schuldverschreibungen*), Bedingung 10(c) (*Rückzahlungsoption der Emittentin*) oder Bedingung 13 (*Kündigungsgründe*) alle noch nicht fälligen Zinsscheine (ob beigefügt oder nicht) ungültig und es werden darauf keine Zahlungen mehr geleistet.

(g) *Zahlungen an Geschäftstagen:* Falls der Fälligkeitstag für die Zahlung fälliger Beträge in Bezug auf eine Schuldverschreibung oder Zinsscheine kein Zahltag am Ort der Vorlegung ist, hat der Schuldverschreibungsinhaber oder der Zinsscheininhaber keinen Anspruch auf Zahlung des fälligen Betrages vor dem nächsten Zahltag an diesem Ort. Im Hinblick auf diese Verzögerung haben der Schuldverschreibungsinhaber oder der Zinsscheininhaber auch keinen weiteren Zahlungsanspruch, wie z.B. auf Zahlung von Zinsen.

(h) *Zahlungen außer auf fällige Zinsscheine:* Zinszahlung, mit Ausnahme solcher auf fällige Zinsscheine, werden nur gegen Vorlegung der entsprechenden Schuldverschreibung bei der Bezeichneten Geschäftsstelle einer Zahlstelle außerhalb der Vereinigten Staaten (oder in New York City, falls gemäß Absatz (c) erlaubt) vorgenommen.

(i) *Teilzahlungen:* Falls eine Zahlstelle eine Teilzahlung auf eine Schuldverschreibung oder einen Zinsschein vornimmt, der ihr zur Zahlung vorgelegt wird, so vermerkt sie auf der Urkunde die Höhe des gezahlten Betrages, sowie das Datum der getätigten Zahlung.

(j) *Austausch der Talons:* Am oder nach dem Endfälligkeitstag des letzten Zinsscheins, der Teil eines Zinsscheinbogens in Bezug auf die Schuldverscheibungen ist oder im Zeitpunkt der Begebung war, kann der Talon, der einen Teil des Zinsscheinbogens bildet, bei der Bezeichneten Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle gegen einen weiteren Zinsscheinbogen (einschließlich eines etwa weiteren Talons, aber ausschließlich etwaiger Zinsscheine, deren Ansprüche gemäß Bedingung 14 (*Verjährung*) bereits ungültig geworden sind) eingetauscht werden. Am Fälligkeitstag der Rückzahlung einer Schuldverschreibung wird ein nicht eingetauschter Talon, der dieser Schuldverschreibung anhängt, ungültig und auf einen solchen Talon wird kein Zinsschein mehr ausgehändigt.

12. Besteuerung

(a) *Gross up:* Alle Zahlungen von Kapital und Zinsen in Bezug auf die Schuldverschreibungen oder Zinsscheine durch oder im Namen der Emittentin werden frei und ohne Einbehalt oder Abzug von gegenwärtigen oder zukünftigen Steuern, Abgaben, Veranlagungen oder behördlichen Abgaben gleich welcher Art, gezahlt, die in der Rechtsordnung des Gründungsstaats der Emittentin oder durch eine Gebietskörperschaft oder eine zur Steuererhebung ermächtigte Behörde dieses Gründungsstaats auferlegt, erhoben, eingezogen, einbehalten, bemessen oder veranlagt werden, es sei denn, der Einbehalt oder Abzug ist gesetzlich vorgeschrieben. In diesem Fall hat die Emittentin solche zusätzlichen Beträge zu zahlen, dass der Schulverschreibungsinhaber oder die Zinsscheininhaber die gleichen Beträge erhalten, die diese erhalten hätten, wenn kein solcher Einbehalt oder Abzug erforderlich gewesen wäre. Dies gilt mit der Ausnahme, dass derartige zusätzliche Beträge nicht in Bezug auf eine Schuldverschreibung oder ein Zinsschein geleistet werden, wenn

(i) diese zur Zahlung in Deutschland vorgelegt werden (bei Schuldverschreibungen, die von Pfandbriefbank begeben werden); oder

(ii) diese zur Zahlung in Irland vorgelegt werden (bei Schuldverschreibungen, die von DEPFA plc begeben werden); oder

(iii) diese durch einen Inhaber oder in dessen Namen vorgelegt werden, der zur Zahlung solcher Steuern, Abgaben, Veranlagungen oder behördlichen Abgaben in Bezug auf die Schuldverschreibungen oder Zinsscheine verpflichtet ist, und zwar aufgrund eines anderen, zwischen diesem und der Rechtsordnung des Gründungsstaats der Emittentin begründeten Sachverhalt, jedoch nicht aufgrund der bloßen Inhaberschaft dieser Schuldverschreibung oder dieses Zinsscheins; oder

(iv) aufgrund einer Gesetzesänderung, die mehr als 30 Tage nach dem Relevanten Termin oder dem Datum einer Bekanntmachung hierüber gemäß Bedingung 20 (*Bekanntmachungen*)in Kraft tritt, je nachdem, welches der spätere Zeitpunkt ist; oder

(v) diese von einer Zahlstelle von einer Zahlung einbehalten oder abgezogen wird, wenn diese Zahlung durch eine andere Zahlstelle ohne Einbehalt oder Abzug hätte geleistet werden können; oder

(vi) diese nicht zahlbar wären, sofern die Schuldverschreibungen oder Zinsscheine bei einem Kreditinstitut verwahrt und die Zahlungen von diesem vereinnahmt worden wären; oder

(vii) ein solcher Einbehalt oder ein solcher Abzug auf die Zahlung an eine natürliche Person vorgeschrieben ist und gemäß einer EU-Richtlinie über die Besteuerung von Ersparnissen zu erfolgen hat, die die Beschlüsse der Sitzung des ECOFIN-Rats vom 26. und 27. November 2000 umsetzt, oder gemäß einer sonstigen Rechtsnorm, die eine solche Richtlinie umsetzt, in Einklang mit dieser steht oder zur Einhaltung dieser Richtlinie eingeführt wurde; oder

(viii) diese durch einen Inhaber oder in dessen Namen zur Zahlung vorgelegt werden, der einen solchen Einbehalt oder einen solchen Abzug hätte vermeiden können, indem er die betreffende Schuldverschreibung oder den betreffenden Zinsschein bei einer anderen Zahlstelle eines Mitgliedstaats der Europäischen Union eingereicht hätte; oder

(ix) diese mehr als 30 Tage nach dem Relevanten Termin zur Zahlung vorgelegt werden, es sei denn, der betreffende Inhaber wäre zum Empfang dieser Beträge berechtigt gewesen, wenn er diese Schuldverschreibungen oder Zinsscheine am letzten dieser 30 Tage vorgelegt hätte.

(b) *Steuerliche Gerichtsbarkeit:* Unterliegt die Emittentin zu irgendeinem Zeitpunkt einer anderen steuerlichen Gerichtsbarkeit als der der Rechtsordnung ihres Gründungsstaats, sind Verweise in diesen Bedingungen auf die Rechtsordnung des Gründungsstaats der Emittentin so zu verstehen, dass sie sich sowohl auf die Rechtsordnung des Gründungsstaats der Emittentin als auch auf die jeweilige andere steuerliche Gerichtsbarkeit beziehen.

13. Kündigungsgründe

(a) *Nachrangige Schuldverschreibungen:* Soweit nicht im betreffenden Ergänzungskonditionenblatt anders angegeben, stellen die nachfolgenden Ereignisse oder Umstände (jeweils einen „Kündigungsgrund") Gründe für die vorzeitige Fälligstellung der Schuldverschreibung einer jeden Serie dar, nämlich:

(i) das Versäumnis der Zahlung eines Kapitalbetrages auf die Nicht-nachrangigen Schuldverschreibungen der betreffenden Serie oder auf eine von ihnen am Fälligkeitstermin der Zahlung oder der Zahlung eines Zinsbetrages auf die Nicht-nachrangigen Schuldverschreibungen der betreffenden Serie oder auf eine von ihnen innerhalb von 30 Tagen nach dem Fälligkeitstermin der Zahlung; oder

(ii) das Versäumnis der Emittentin, eine ihrer anderen Verpflichtungen aus dem oder in Bezug auf die Nicht-nachrangigen Schuldverschreibungen oder dem Emissions- und Zahlstellenvertrag zu erfüllen oder zu beachten, wobei dieses Versäumnis ohne Abhilfe über 45 Tage andauert, nachdem der Emittentin bei der Bezeichneten Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle eine schriftliche Mitteilung mit der Aufforderung zur Abhilfe durch den Inhaber einer solchen Schuldverschreibung zugegangen ist; oder

(iii) die Emittentin stellt ihre Zahlungen ein oder gibt ihre Zahlungsunfähigkeit bekannt; oder

(iv) ein Gericht eröffnet Konkurs- oder andere Insolvenzverfahren gegen die Emittentin, diese Verfahren werden eingeleitet und wurden nicht innerhalb von 60 Tagen aufgehoben oder eingestellt, oder die Emittentin beantragt solche Verfahren oder leitet sie ein oder bietet eine Vereinbarung zugunsten ihrer Gläubiger im allgemeinen an oder führt eine solche durch; oder

(v) die Emittentin befindet sich in Liquidation, es sei denn, dies geschieht in Verbindung mit einer Fusion, einer Konsolidierung oder einer anderen Form des Zusammenschlusses mit einer anderen Gesellschaft oder in Verbindung mit einer Umwandlung und diese andere oder neue Gesellschaft übernimmt alles Eigentum und alle Vermögenswerte der Emittentin sowie alle durch die Emittentin in Verbindung mit der Emission der Nicht-nachrangigen Schuldverschreibungen eingegangenen Verpflichtungen.

(b) *Kündigung:* Falls ein Kündigungsgrund in Bezug auf eine Serie von Nicht-nachrangigen Schuldverschreibungen eintritt, kann jeder Inhaber einer Nicht-nachrangigen Schuldverschreibung dieser Serie durch schriftliche Mitteilung an die jeweilige Emittentin bei der Bezeichneten Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle, diese Nicht-nachrangige Schuldverschreibung und (im Falle einer verzinslichen Nicht-nachrangigen Schuldverschreibung) alle dann auf diese Nicht-nachrangige Schuldverschreibung aufgelaufenen Zinsen unverzüglich fällig und zahlbar stellen, woraufhin diese direkt zu ihrem Vorzeitigen Kündigungsbetrag, abzüglich, im Falle einer Raten-Schuldverschreibung, des Gesamtbetrags aller vor diesem für die Rückzahlung festgelegten Termin aufgrund einer anderen Bedingung fälligen und zahlbaren Raten in Bezug auf diese Nicht-nachrangige Schuldverschreibung (dieser Betrag bleibt, insofern er dann nicht gezahlt wird, fällig und zahlbar), zusammen mit etwa darauf aufgelaufenen Zinsen fällig und zahlbar ist, ohne dass eine Vorlage, Aufforderung, ein Protest oder eine andere Mitteilung irgendeiner Art erforderlich ist, worauf die jeweilige Emittentin insgesamt ausdrücklich verzichten wird, und zwar unbeschadet eines gegenteiligen Inhaltes dieser Nicht-nachrangigen Schuldverschreibung, es sei denn, alle Kündigungsgründe in Bezug auf diese Nicht-nachrangigen Schuldverschreibungen der betreffenden Serie wurden vorher geheilt.

(c) *Nachrangige Schuldverschreibungen:* Nachrangige Schuldverschreibungen dürfen nicht vorzeitig auf Verlangen des jeweiligen Inhabers zurückgezahlt werden. Falls keine Frist für die Rückzahlung dieser Nachrangigen Schuldverschreibung festgelegt wurde, wird eine Mitteilungsfrist von nicht weniger als

5 Jahren vereinbart. Im Falle des Insolvenzverfahrens über das Vermögen der Emittentin oder falls die Emittentin aus einem sonstigen Grund aufgelöst, liquidiert oder abgewickelt wird, wird sie die Inhaber von Nachrangigen Schuldverschreibungen unverzüglich gemäß Bedingung 20 (*Bekanntmachungen*) informieren, und, solange das Insolvenzverfahren, die Auflösung, Liquidation oder Abwicklung andauert, wird das Kapital der Nachrangigen Schuldverschreibungen zusammen mit allen nicht gezahlten aufgelaufenen Zinsen gemäß Bedingung 5 (*Status — nachrangige Schuldverschreibungen*) zahlbar, ohne dass deren Inhaber weitere Maßnahmen ergreifen müssen.

14. Verjährung

Ansprüche auf das Kapital verfallen, soweit die betreffenden Schuldverschreibungen nicht innerhalb von zehn Jahren nach dem entsprechenden Relevanten Termin zur Zahlung vorgelegt werden. Ansprüche auf Zinsen verfallen, soweit die betreffenden Zinsscheine nicht innerhalb von fünf Jahren nach dem entsprechenden Relevanten Termin zur Zahlung vorgelegt werden.

15. Ersatz von Schuldverschreibungen

Falls eine Schuldverschreibung oder ein Zinsschein verloren geht, gestohlen, beschädigt, unleserlich gemacht oder vernichtet wird, kann sie/er bei der Bezeichneten Geschäftsstelle der Hauptzahlstelle oder, soweit zutreffend, der Deutschen Hauptzahlstelle ersetzt werden, (und, wenn die Schuldverschreibungen an einer Zulassungsstelle, Börse und/oder Notierungssystem zugelassen, notiert oder gehandelt werden, die/das die Bestellung einer Zahlstelle an einem bestimmten Ort erfordert, sie eine Zahlstelle mit einer Bezeichneten Geschäftsstelle an dem von der Zulassungsstelle, Börse und/oder Notierungssystem festgelegten Ort einer Zahlstelle unterhält), vorbehaltlich aller anwendbaren Gesetze und Vorschriften der Zulassungsstellen, Börsen und/oder Notierungssysteme und gegen Zahlung aller in Verbindung mit einem solchen Ersatz entstehenden Kosten durch den Antragsteller und zu den Bedingungen hinsichtlich Nachweis, Sicherheit, Entschädigung und in anderer Weise, die die Emittentin vernünftigerweise verlangen kann. Beschädigte oder unleserliche Schuldverschreibungen oder Zinsscheine müssen ausgehändigt werden, bevor Ersatzurkunden für diese geliefert werden.

16. Zahl- und Berechungsstellen

(a) Bei Ausübung ihrer Rechten und Pflichten gemäß dem Emissions- und Zahlstellenvertrag und im Zusammenhang mit den Schuldverschreibungen handeln die Zahlstellen ausschließlich im Auftrag der Emittentin und übernehmen keine Verpflichtungen oder ein Auftrags- oder Treuhandverhältnis gegenüber einem Schuldverschreibungsinhaber.

(b) Die anfänglichen Zahlstellen und deren Bezeichnete Geschäftsstellen sind unten aufgeführt. Die anfängliche Berechnungsstelle (sofern zutreffend) ist im betreffenden Ergänzungskonditionenblatt benannt. Die Emittentin behält sich das Recht vor, jederzeit und in Bezug auf jede Zahlstelle die Bestellung zu modifizieren oder zu widerrufen und einen Nachfolger als Hauptzahlstelle, Deutsche Hauptzahlstelle oder Berechnungsstelle sowie zusätzliche oder nachfolgende Zahlstellen zu bestellen, vorausgesetzt, dass

(i) sie jederzeit eine Hauptzahlstelle und eine Deutsche Hauptzahlstelle unterhält;

(ii) sie jederzeit eine Zahlstelle (diese kann die Hauptzahlstelle sein) mit einer Bezeichneten Geschäftsstelle in Kontinentaleuropa bereit hält;

(iii) sie sicherstellt, dass sie, wenn die Ergebnisse der Versammlung des ECOFIN Rates vom 26.-27. November 2000 umgesetzt werden, eine Zahlstelle in einem Mitgliedstaat der EU bereit hält, dessen Staat nicht dazu verpflichtet ist, infolge einer EU Richtlinie bezüglich der Besteuerung von Kapitaleinkünften oder infolge sonstiger Gesetze, die diese Feststellungen implementieren oder diesen entsprechen oder die zur Umsetzung dieser Richtlinie eingeführt werden, Steuern an der Quelle abzuziehen oder abzurechnen;

(iv) sie jederzeit eine Berechnungsstelle unterhält, sofern eine Berechnungsstelle im betreffenden Ergänzungskonditionenblatt festgelegt ist;

(v) wenn und so lange Schuldverschreibungen an einer Zulassungsstelle, Börse und/oder Notierungssystem zugelassen, notiert oder gehandelt werden, die/das die Bestellung einer Zahlstelle an einem bestimmten Ort erfordert, sie eine Zahlstelle mit einer Bezeichneten

Geschäftsstelle an dem von der Zulassungsstelle, Börse und/oder Notierungssystem festgelegten Ort eine Zahlstelle unterhält; und

(vi) falls Bedingung 11(c) (*Zahlungen in New York City*) anwendbar ist, sie eine Zahlstelle mit einer Bezeichneten Geschäftsstelle in New York City unterhält.

Bekanntmachungen betreffend Änderungen bei einer der Zahlstellen oder deren Bezeichneter Geschäftsstellen sind den Schuldverschreibungsinhabern unverzüglich mitzuteilen.

17. Gläubigerversammlungen; Änderungen und Rechtsverzicht

(a) *Gläubigerversammlungen:* Der Emissions- und Zahlstellenvertrag enthält Bestimmungen (die eine Wirkung entfalten, als seien sie Teil dieser Emissionsbedingungen) für die Einberufung von Versammlungen der Schuldverschreibungsinhaber, um Angelegenheiten zu erörtern, die die Schuldverschreibungen betreffen, einschließlich der Änderung jeglicher Klausel dieser Bedingungen. Jede solche Änderung wird umgesetzt, wenn diese durch einen Außerordentlichen Beschluss gebilligt wurde. Ein auf einer solchen Versammlung gefasster Außerordentlicher Beschluss ist für alle Schuldverschreibungsinhaber sowie für alle Zinsscheininhaber verbindlich, ungeachtet dessen, ob sie auf der Versammlung anwesend waren oder nicht.

(b) *Änderungen:* Die Schuldverschreibungen, wie auch diese Emissionsbedingungen der Schuldverschreibungen, können ohne Zustimmung der Schuldverschreibungsinhaber oder der Zinsscheininhaber geändert werden, um einen offensichtlichen Fehler zu korrigieren. Darüber hinaus können die Vertragsparteien des Emissions- und Zahlstellenvertrages übereinstimmend jegliche Änderung desselben bestimmen. Die Emittentin soll einer solchen Änderung jedoch nicht ohne die Zustimmung der Schuldverschreibungsinhaber zustimmen, es sei denn, die Änderung ist formaler, geringer oder technischer Art, oder erfolgte um einen offensichtlichen Fehler zu berichtigen, oder die Änderung ist aus Sicht dieser beteiligten Parteien ohne materiell nachteilige Folgen für die Interessen der Schuldverschreibungsinhaber.

18. Ersatz der Hauptschuldnerin

(a) Die DEPFA plc, die Pfandbriefbank oder eine ihrer Tochtergesellschaften, Rechtsnachfolger, Bevollmächtigten oder die von Zeit zu Zeit tatsächlich bestehende Muttergesellschaft der DEPFA plc (sofern zutreffend) oder Pfandbriefbank können ohne Zustimmung der Schuldverschreibungsinhaber die Haftung als Hauptschuldnerin in Bezug auf die Schuldverschreibungen, Zinsscheine und Talons übernehmen (der „Ersatzschuldner"), vorausgesetzt, dass:

(i) eine einseitige Erklärung oder ein anderes derartiges Dokument, das erforderlich ist, um den Schuldnerersatz wirksam werden zu lassen (die „Dokumente"), durch die Ersatzschuldnerin unterzeichnet wird, dem gemäß die Ersatzschuldnerin sich zugunsten eines jeden Schuldverschreibungsinhabers als an diese Emissionsbedingungen der Schuldverschreibungen und die Bestimmungen des Emissions- und Zahlstellenvertrags im vollem Umfang gebunden erklärt, so als sei die Ersatzschuldnerin in den Schuldverschreibungen und im Emissions- und Zahlstellenvertrag als Hauptschuldnerin in Bezug auf die Schuldverschreibungen anstelle der Emittentin genannt;

(ii) unbeschadet der Allgemeingültigkeit von Bedingung 18 (a) (i) werden die Dokumente, wenn die Ersatzschuldnerin in einem anderen Gebiet als Irland oder Deutschland gegründet wurde, niedergelassen oder für Steuerzwecke ansässig sind, eine Klausel und/oder andere Bestimmungen enthalten, die etwaig erforderlich sind, um sicherzustellen, dass jeder Schuldverschreibungsinhaber den Nutzen aus einer Verpflichtungserklärung ziehen kann, der den Bestimmungen von Bedingung 12 (*Besteuerung*) entspricht, wobei, soweit zutreffend, zusätzlich auf Irland oder Deutschland als Gebiet in dem die Ersatzschuldnerin gegründet wurde, niedergelassen und/oder für Steuerzwecke ansässig ist, Bezug genommen wird;

(iii) die Dokumente enthalten eine Gewährleistung und Erklärung (aa) dass die Ersatzschuldnerin alle notwendigen staatlichen und behördlichen Genehmigungen und Zustimmungen für diesen Schuldnerersatz eingeholt hat, (bb) dass die Ersatzschuldnerin alle notwendigen staatlichen und behördlichen Genehmigungen und Zustimmungen für die Erfüllungen ihrer Verpflichtungen aus den Dokumenten eingeholt hat, und dass alle diese Genehmigungen und Zustimmungen gültig und wirksam sind und (cc) dass die durch die Ersatzschuldnerin übernommenen Verpflichtungen entsprechend ihren jeweiligen Bedingungen gültig und verbindlich und durch den Schuldverschreibungsinhaber durchsetzbar sind; und

(iv) (aa) von Anwälten mit anerkanntem Ruf in Angelegenheiten des irischen Rechts, (bb) von Anwälten mit anerkanntem Ruf in Angelegenheiten des deutschen Rechts, und (cc) falls die Ersatzschuldnerin in einem anderen Land als Irland oder Deutschland gegründet, niedergelassen oder ansässig ist, von Anwälten mit anerkanntem Ruf im Land der Gründung der Ersatzschuldnerin, ein Rechtsgutachten an die Hauptzahlstelle oder, sofern zutreffend die Deutsche Hauptzahlstelle (bei denen Kopien erhältlich sind) geliefert wurde, dass, soweit zutreffend, bestätigt, dass nach dem erfolgten Schuldnerersatz (y) die Anforderung dieser Bedingung 18, mit Ausnahme der Bekanntmachung an die Inhaber von Schuldverschreibungen erfüllt wurden, und (z) die Schuldverschreibungen, Zinsscheine und Talons rechtmäßige, gültige und verbindliche Verpflichtungen der Ersatzschuldnerin darstellen, die gemäß ihrer Bedingungen durchsetzbar sind.

Im Rahmen der Bedingung 18 (a) beschreibt der Begriff „Muttergesellschaft" in Bezug auf die betroffene Emittentin, (a) die Person, die die Angelegenheiten der Emittentin kontrolliert oder die Möglichkeit hat, die Angelegenheiten der Emittentin zu kontrollieren gleichgültig, ob dies durch den Besitz von Aktienkapital, Vertrag, die Möglichkeit zur Ernennung oder Ablösung von Mitgliedern der Unternehmensführung der Emittentin oder auf andere Art und Weise vermittelt wird oder (b) die Person mit deren Jahresabschlüssen die Jahresabschlüsse der betroffenen Emittentin nach Maßgabe des anzuwendenden Rechts und der allgemein anerkannten Grundsätze ordnungsmäßiger Buchführung (*General Accepted Accounting Principals*) konsolidiert werden.

(b) Nach Ausfertigung der Dokumente und Lieferung der in Bedingung 18 (a) genannten Rechtsgutachten wird die Ersatzschuldnerin als in den Schuldverschreibungen als Hauptschuldnerin anstelle der Emittentin genannt angesehen, und die Schuldverschreibungen werden daraufhin als diesem Schuldnerersatz entsprechend geändert angesehen. Die Ausfertigung der Dokumente begründet im Falle des Einsatzes einer Ersatzschuldnerin als Hauptschuldnerin die Entlastung der Emittentin oder der früheren Ersatzschuldnerin von allen ihren Verpflichtungen als Hauptschuldnerin im Bezug auf die Schuldverschreibungen, wie vorstehend ausgeführt.

(c) Die Dokumente werden bei der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle hinterlegt und solange verwahrt, wie Schuldverschreibungen ausstehen und gegen die Ersatzschuldnerin durch den Schuldverschreibungsinhaber erhobene Ansprüche in Bezug auf die Schuldverschreibungen oder die Dokumente noch nicht endgültig gerichtlich beigelegt, abgewickelt oder abgegolten sind. Die Ersatzschuldnerin erkennt in den Dokumenten das Recht eines jeden Schuldverschreibungsinhabers auf Vorlage der Dokumente zur Durchsetzung einer der Schuldverschreibungen oder Dokumente an.

(d) Spätestens 20 Tage nach Ausfertigung der Dokumente wird die Ersatzschuldnerin zusammen mit der Emittentin eine entsprechende Bekanntmachung an die Inhaber von Schuldverschreibungen gemäß Bedingung 20 (Bekanntmachungen) richten.

(e) Jederzeit nach dem Schuldnerersatz gemäß Bedingung 18 (a) kann die Ersatzschuldnerin ohne Zustimmung der Schuldverschreibungsinhaber die Emittentin oder jede andere Tochtergesellschaft als Hauptschuldnerin in Bezug auf die Schuldverschreibungen einsetzen, um deren Verpflichtung in Bezug auf die Schuldverschreibungen zu übernehmen, wobei alle vorstehend in Bedingung 18 (a), (b), (c) und (d) ausgeführten Bestimmungen entsprechend Anwendung finden und Bezugnahmen in dieser Bedingung 18 auf die Emittentin ohne Einschränkungen, soweit sich dies im Zusammenhang ergibt, als auf diese Ersatzschuldnerin bezogen oder sie umfassend zu verstehen sind.

19. Weitere Emissionen

Die Emittentin kann von Zeit zu Zeit ohne Zustimmung der Schuldverschreibungsinhaber bzw. Zinsscheininhaber weitere Schuldverschreibungen begeben, deren Bedingungen und Konditionen mit denen dieser Schuldverschreibungen in jeder Hinsicht identisch sind (oder in jeder Hinsicht mit Ausnahme der ersten Zinszahlung), so dass sie mit den Schuldverschreibungen eine einheitliche Serie bilden.

20. Bekanntmachungen

Bekanntmachungen an die Schuldverschreibungsinhaber werden als wirksam erfolgt angesehen, wenn sie in einer führenden englischsprachigen Tageszeitung, die in London erscheint (voraussichtlich die *Financial Times*) oder, soweit dies nicht praktikabel erscheint, in einer führenden englischsprachigen Tageszeitung mit einer generellen Verbreitung in Europa oder, solange die Schuldverschreibungen an der irischen Börse notiert sind, in einer führenden Tageszeitung, die ihre generelle Verbreitung in Irland findet (voraussichtlich die *Irish Times*) veröffentlicht werden. Jede solche Bekanntmachung gilt mit dem Datum dieser Veröffentlichung (oder,

im Falle von mehreren Veröffentlichungen, mit dem Datum der ersten Veröffentlichung) als wirksam erfolgt. Zinsscheininhaber werden bezüglich des Inhalts von Bekanntmachungen an Inhaber von Schuldverschreibungen als informiert angesehen.

21. Währungsentschädigung

(a) In dem Fall, dass ein von der Emittentin im Hinblick auf die Schuldverschreibungen oder die Zinsscheine wie auch aufgrund einer Entscheidung oder eines Urteils eines Gerichtes — im Zusammenhang mit den Schuldverschreibungen und Zinsscheinen — zu leistender Betrag, aus der Währung gemäß der sie unter diesen Bedingungen oder der Entscheidung oder des Urteils eines Gerichts zu zahlen ist (die „erste Währung"), in eine andere Währung (die „zweite Währung") umgewechselt werden muss, um (1) einen Beweis oder Anspruch gegen die Emittentin zu begründen oder anzumelden, (2) eine Entscheidung oder ein Urteil eines Gerichts oder eines anderen Schiedsgerichts zu erhalten oder (3) um ein im Hinblick auf die Schuldverschreibungen ergangenes Urteil oder eine Entscheidung eines Gerichts durchzusetzen, wird die Emittentin jeden Schuldverschreibungsinhaber auf dessen schriftliche Geltendmachung seines Anspruches, welche an die Emittentin adressiert und an diese oder an die Bezeichnete Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle übermittelt, von jedem Schaden freistellen, der durch einen Unterschied zwischen (i) dem Wechselkurs, der in einem solchen Fall genutzt wird, um die fragliche Summe aus der „ersten Währung" in die „zweite Währung" umzutauschen und (ii) demjenigen Wechselkurs zu dem der Schuldverschreibungsinhaber im gewöhnlichen Geschäftsverkehr die „erste Währung" mit der „zweiten Währung" erwirbt, entstanden ist. Dies gilt nur für Zahlungen, die an den Schuldverschreibungsinhaber zur teilweisen oder gänzlichen Befriedigung aufgrund einer Entscheidung, eines Urteils oder einer Geltendmachung eines Anspruches oder eines Urkundsbeweises gezahlt wurden.

(b) Diese Entschädigungen stellen eine separate und von den anderen Verpflichtungen der Emittentin unabhängige Verpflichtung dar und begründen einen eigenen und unabhängigen Klagegrund.

22. Rundungen

Zum Zwecke jedweder Berechnungen im Zusammenhang mit diesen Bedingungen (soweit nicht anderweitig in diesen Bedingungen oder in dem betreffenden Ergänzungskonditionenblatt bestimmt) werden (a) alle Prozentsätze, die aus solchen Berechnungen resultieren, gerundet (falls nötig, auf das nächste Hunderttausendstel eines Prozentpunktes wobei 0,000005 Prozent auf 0,00001 Prozent aufgerundet werden), (b) alle US-Dollar Summen, die in solchen Berechnungen verwendet werden oder aus solchen Berechnung resultieren, werden auf den nächsten Cent gerundet (bei 0,5 Cent wird aufgerundet), (c) alle japanischen Yen-Beträge, die in solchen Berechnungen verwendet werden oder aus solchen Berechnungen resultieren, werden auf den nächsten vollen Japanischen Yen abgerundet und (d) alle Beträge, die in anderen Währungen angegeben werden und in solchen Berechnungen verwendet werden oder aus solchen Berechnungen resultieren, auf die zweite Dezimalstelle der entsprechenden Währung gerundet (wobei 0,005 aufgerundet wird).

23. Umstellung der Währung und der Stückelung

(a) *Anwendung:* Diese Bedingung 23 (*Umstellung der Währung und der Stückelung*) findet nur dann auf Schuldverschreibungen Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass diese Anwendung finden.

(b) *Mitteilung über die Umstellung der Währung:* Wenn das Land einer Festgelegten Währung ein Teilnehmender Mitgliedstaat wird oder seine Absicht verkündet, dies zu werden, kann die Emittentin ohne die Zustimmung der Schuldverschreibungsinhaber und der Zinsscheininhaber einen Stichtag bestimmen (der „Tag der Währungsumstellung"), der ein Zinszahltag ist, der auf den Tag fällt, an dem das jeweilige Land ein Teilnehmender Mitgliedstaat wird, oder irgendein Tag danach sein kann, wobei die Emittentin die Schuldverschreibungsinhaber und die Zahlstellen hierüber mindestens 30 Tage vorher in Kenntnis setzen muss.

(c) *Umstellung der Währung:* Ungeachtet der sonstigen Bestimmungen dieser Bedingungen gilt mit Wirkung ab dem Tag der Währungsumstellung das Folgende:

(i) die Schuldverschreibungen gelten als auf Euro umgestellt in einer Stückelung von 0,01 Euro mit einem Nennwert für jede Schuldverschreibung, der dem Nennwert in der Festgelegten Währung dieser Schuldverschreibung entspricht und der zu dem vom Rat der Europäischen Union gemäß dem

Vertrag über die Europäische Gemeinschaft (unter Einhaltung der Rundungsregeln gemäß den Regelungen der Europäischen Gemeinschaft) festgelegten Wechselkurs dieser Währung mit dem Euro erfolgt; *dies gilt jedoch unter der Voraussetzung, dass* die Emittentin mit Zustimmung der Hauptzahlstelle feststellt, dass die Marktpraxis zu diesem Zeitpunkt hinsichtlich der Umstellung der Stückelung von international gehandelten Schuldverschreibungen auf 0,01 Euro nicht der oben dargelegten Umstellung entspricht, die Bestimmungen über die Umstellung als derart angepasst gelten, dass sie mit dieser Marktpraxis übereinstimmen und *dass* die Emittentin die Schuldverschreibungsinhaber und Zinsscheininhaber, jede Zulassungsbehörde, jede Börse und/oder (gegebenenfalls) jedes Notierungssystem, die die Schuldverschreibungen an der Börse, zum Handel und/oder zur Notierung zugelassen haben, sowie die Zahlstellen unverzüglich von solchen unterstellten Änderungen in Kenntnis setzt;

(ii) wenn die Schuldverschreibungen in Form von effektiven Urkunden ausgegeben wurden:

(A) alle noch nicht fälligen Zinsscheine, die auf die Festgelegte Währung lauten (unabhängig davon, ob sie mit einer Schuldverschreibung verbunden sind oder nicht), werden mit dem Tag (dem „Tag der Umstellung auf Euro") ungültig und es werden auf diese keinerlei Zahlungen getätigt, an dem die Emittentin den Schuldverschreibungsinhabern mitteilt (die „Bekanntmachung über die Umstellung auf Euro"), dass auf Euro lautende Schuldverschreibungen und Zinsscheine im Austausch erhältlich sind (vorausgesetzt, dass solche Schuldverschreibungen und Zinsscheine tatsächlich erhältlich sind);

(B) die in allen Schuldverschreibungen, die auf die Festgelegte Währung lauten, enthaltenen Zahlungsverpflichtungen werden am Tag der Umstellung auf Euro ungültig, alle anderen daraus resultierenden Verpflichtungen der Emittentin (einschließlich der Verpflichtung, diese Schuldverschreibungen gemäß dieser Bedingung 23 umzutauschen) bleiben voll und ganz in Kraft; und

(C) neue Schuldverschreibungen und Zinsscheine, die auf Euro lauten, werden im Austausch für die auf die Festgelegte Währung lautenden Schuldverschreibungen und Zinsscheine derart ausgegeben, wie dies die Hauptzahlstelle festlegt und es den Schuldverschreibungsinhabern in einer Bekanntmachung über die Umstellung auf Euro mitgeteilt wird; und

(iii) sämtliche mit den Schuldverschreibungen verbundenen Zahlungen (mit Ausnahme der Zinszahlungen für Zeiträume, die vor dem Tag der Währungsumstellung beginnen, es sei denn, der Tag der Währungsumstellung fällt auf den Tag oder auf einen späteren Zeitpunkt, an dem die Festgelegte Währung aufhört, eine gleichberechtigte Währung neben dem Euro zu sein) erfolgen ausschließlich in Euro, und zwar mit einem Scheck, der ein Euro-Konto belastet, oder mit einer Einzahlung oder Überweisung auf ein Euro-Konto (oder irgendein anderes Konto, auf das in Euro eingezahlt oder überwiesen werden kann), das der Zahlungsempfänger bei einer Bank in einem der Hauptfinanzzentren eines der Mitgliedstaaten der Europäischen Gemeinschaft unterhält.

(d) *Zinsen:* Nach der Umstellung der Schuldverschreibungen gemäß dieser Bedingung 23 werden die fälligen Zinsbeträge auf Grundlage des Gesamtnennbetrags der vom jeweiligen Inhaber zur Zahlung vorgelegten Schuldverschreibungen (oder gegebenenfalls der vorgelegten Zinsscheine) berechnet, sofern die Schuldverschreibungen in Form von effektiven Urkunden ausgegeben wurden.

(e) *Zinsberechnungstermin:* Wenn das betreffende Ergänzungskonditionenblatt festlegt, dass die Bestimmungen über variabel verzinsliche Schuldverschreibungen anwendbar sind und die Bildschirmfestlegung als Festlegungsmethode für den/die Zinssatz/Zinssätze bestimmt ist, gilt mit Wirkung ab dem Tag der Währungsumstellung für den Zinsberechnungstermin der zweite TARGET Abwicklungstag vor der jeweiligen Zinsperiode.

24. Rechtsverzicht und Rechtsbehelf

Kein Versäumnis und keine Verzögerung seitens des Inhabers einer Schuldverschreibung bei der Ausübung eines Rechts aus den Emissionsbedingungen begründet einen Rechtsverzicht, noch schließt eine einmalige oder teilweise Ausübung eines solchen Rechts eine weitere oder künftige Ausübung desselben oder die Ausübung eines anderen Rechts aus. Die Rechte aus diesen Emissionsbedingungen bestehen zusätzlich zu allen daneben bestehenden gesetzlichen Rechten. Keine in irgendeinem Fall erfolgte Mitteilung oder Aufforderung stellt einen Verzicht auf Rechte dar, in demselben in ähnlichen oder anderen Fällen ohne eine solche Mitteilung oder Aufforderung andere rechtliche Schritte zu ergreifen.

25. Anwendbares Recht und zuständige Gerichtsbarkeit

(a) *Anwendbares Recht:* Die Schuldverschreibungen unterliegen englischem Recht und werden nach diesem Recht ausgelegt, ausgenommen Bedingung 5 (*Status der Nachrangigen Schuldverschreibungen*), welche in Bezug auf Nachrangige Schuldverschreibungen, die von der Pfandbriefbank begeben werden deutschem Recht unterliegt und nach diesem Recht auszulegen ist und welche in Bezug auf Nachrangige Schuldverschreibungen, die von der DEPFA plc begeben werden irischen Recht unterliegt und nach diesem Recht auszulegen ist.

(b) *Gerichtsbarkeit:* Die Emittentin unterwirft sich zugunsten der Inhaber der Schuldverschreibungen unwiderruflich der Zuständigkeit der Gerichte Englands für die Anhörung und Entscheidung in jedem Prozess, jeder Klage und jedem Verfahren und für die Beilegung aller Streitigkeiten, die sich aus oder in Verbindung mit den Schuldverschreibungen ergeben können (jeweils die „Verfahren" bzw. „Streitigkeiten") und unterwirft sich für diese Zwecke unwiderruflich der Gerichtsbarkeit dieses Gerichts.

(c) *Zuständige Gerichte:* Die Emittentin verzichtet unwiderruflich auf das Recht der Einrede, das sie jetzt oder später gegen die Benennung der Gerichte Englands als Gerichtsstand für die Anhörung und Entscheidung von Verfahren und die Beilegung von Streitigkeiten erheben könnte, und verpflichtet sich, keinen Einwand der Unzuständigkeit solcher Gerichte zu erheben.

(d) *Zustellungsbevollmächtigter:* Die Emittentin erklärt sich damit einverstanden, dass ihr die Einleitung eines Verfahrens in England bei der Londoner Niederlassung der DEPFA BANK plc, London Branch, 11/13 Knightsbridge, London SW1X 7LY zugestellt wird oder an jede Anschrift der Emittentin in Großbritannien bei der ihr jeweils gemäß Teil XXIII des Companies Act 1985 (in jeweils aktueller Fassung) eine Zustellung erfolgen kann. Falls die Bestellung der in dieser Bedingung 25(d) genannten Person nicht mehr wirksam ist, wird die Emittentin unverzüglich eine weitere Person in England als ihre Zustellungsbevollmächtigte in England bestellen und Namen und Anschrift dieser Person der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle mitteilen, und, falls innerhalb von 15 Tagen keine solche Bestellung stattfindet, ist jeder Inhaber einer Schuldverschreibung berechtigt, eine solche Person durch eine schriftliche, an die Emittentin gerichtete und an die Emittentin oder die Bezeichnete Geschäftsstelle der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle zugestellte Mitteilung zu bestellen. Nichts, was in diesen Emissionsbedingungen enthalten ist, berührt das Recht eines Inhabers einer Schuldverschreibung, eine Zustellung in einer anderen gesetzlich zulässigen Weise zu betreiben.

(e) *Keine Ausschließlichkeit der Gerichtsbarkeit:* Die Unterwerfung unter die Gerichtsbarkeit der Gerichte Englands schränkt das Recht jedes einzelnen Inhabers einer Schuldverschreibung Verfahren vor jedem anderen zuständigen Gericht anhängig zu machen nicht ein (und ist auch nicht so auszulegen); auch schließt die Einleitung von Verfahren in einer oder mehreren Rechtsordnungen nicht die Einleitung von Verfahren in einer anderen Rechtsordnung (gleichzeitig oder nicht) aus, falls und insoweit dies nach anwendbaren Recht zulässig ist.

SUMMARY OF PROVISIONS RELATING TO THE INSTRUMENTS WHILE IN GLOBAL FORM

Clearing System Accountholders

Each Global Instrument will be in bearer form. Consequently, in relation to any Tranche of Instruments represented by a Global Instrument, references in the Terms and Conditions of the Instruments to "Instrumentholder" are references to the bearer of the relevant Global Instrument which, for so long as the Global Instrument is held by a depositary or a common depositary for Euroclear and/or CBL and/or CBF and/or any other relevant clearing system, will be that depositary or common depositary.

Each of the persons shown in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system as being entitled to an interest in a Global Instrument (each an "Accountholder") must look solely to Euroclear and/or CBL and/or CBF and/or such other relevant clearing system (as the case may be) for such Accountholder's share of each payment made by the relevant Issuer to the bearer of such Global Instrument and in relation to all other rights arising under the Global Instrument. The extent to which, and the manner in which, Accountholders may exercise any rights arising under the Global Instrument will be determined by the respective rules and procedures of Euroclear and CBL and CBF and any other relevant clearing system from time to time. For so long as the relevant Instruments are represented by the Global Instrument, Accountholders shall have no claim directly against the relevant Issuer in respect of payments due under the Instruments and such obligations of the relevant Issuer will be discharged by payment to the bearer of the Global Instrument.

Exchange of Temporary Global Instruments

Whenever any interest in a Temporary Global Instrument is to be exchanged for an interest in a Permanent Global Instrument, the relevant Issuer shall procure:

(a) in the case of first exchange, the prompt delivery (free of charge to the bearer) of such Permanent Global Instrument, duly authenticated, to the bearer of the Temporary Global Instrument; or

(b) in the case of any subsequent exchange, an increase in the principal amount of such Permanent Global Instrument in accordance with its terms,

in each case in an aggregate principal amount equal to the aggregate of the principal amounts specified in the certificates issued by Euroclear and/or CBL and/or CBF and/or any other relevant clearing system and received by the Fiscal Agent or, as the case may be, the German Fiscal Agent against presentation and (in the case of final exchange) surrender of the Temporary Global Instrument at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent within 7 days of the bearer requesting such exchange.

Whenever a Temporary Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Temporary Global Instrument to the bearer of the Temporary Global Instrument against the surrender of the Temporary Global Instrument at the Specified Office of the Fiscal Agent or, as the case may be, the German Fiscal Agent within 30 days of the bearer requesting such exchange.

If:

(a) a Permanent Global Instrument has not been delivered or the principal amount thereof increased by 5.00 p.m. (London time) on the seventh day after the bearer of a Temporary Global Instrument has requested exchange of an interest in the Temporary Global Instrument for an interest in a Permanent Global Instrument; or

(b) Definitive Instruments have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Temporary Global Instrument has requested exchange of the Temporary Global Instrument for Definitive Instruments; or

(c) a Temporary Global Instrument (or any part thereof) has become due and payable in accordance with the Terms and Conditions of the Instruments or the date for final redemption of a Temporary Global Instrument has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer of the Temporary Global Instrument in accordance with the terms of the Temporary Global Instrument on the due date for payment, then the Temporary Global Instrument (including the obligation to deliver a Permanent Global Instrument or increase the principal

amount thereof or deliver Definitive Instruments, as the case may be) will become void at 5.00 p.m. (London time) on such seventh day (in the case of (a) above) or at 5.00 p.m. (London time) on such thirtieth day (in the case of (b) above) or at 5.00 p.m. (London time) on such due date (in the case of (c) above) and the bearer of the Temporary Global Instrument will have no further rights thereunder (but without prejudice to the rights which the bearer of the Temporary Global Instrument or others may have under a deed of covenant dated 1 August 2003 (the "Deed of Covenant") executed by DEPFA plc and the Pfandbriefbank). Under the Deed of Covenant, persons shown in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system as being entitled to an interest in a Temporary Global Instrument will acquire directly against the relevant Issuer all those rights to which they would have been entitled if, immediately before the Temporary Global Instrument became void, they had been the holders of Definitive Instruments in an aggregate principal amount equal to the principal amount of Instruments they were shown as holding in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system.

Exchange of Permanent Global Instruments

Whenever a Permanent Global Instrument is to be exchanged for Definitive Instruments, the relevant Issuer shall procure the prompt delivery (free of charge to the bearer) of such Definitive Instruments, duly authenticated and with Coupons and Talons attached (if so specified in the relevant Pricing Supplement), in an aggregate principal amount equal to the principal amount of the Permanent Global Instrument to the bearer of the Permanent Global Instrument against the surrender of the Permanent Global Instrument at the Specified Office of the Fiscal Agent or, as the case may be, German Fiscal Agent within 30 days of the bearer requesting such exchange.

If:

(a) Definitive Instruments have not been delivered by 5.00 p.m. (London time) on the thirtieth day after the bearer of a Permanent Global Instrument has duly requested exchange of the Permanent Global Instrument for Definitive Instruments; or

(b) a Permanent Global Instrument (or any part of it) has become due and payable in accordance with the Terms and Conditions of the Instruments or the date for final redemption of the Instruments has occurred and, in either case, payment in full of the amount of principal falling due with all accrued interest thereon has not been made to the bearer of the Permanent Global Instrument in accordance with the terms of the Permanent Global Instrument on the due date for payment,

then the Permanent Global Instrument (including the obligation to deliver Definitive Instruments) will become void at 5.00 p.m. (London time) on such thirtieth day (in the case of (a) above) or at 5.00 p.m. (London time) on such due date (in the case of (b) above) and the bearer of the Permanent Global Instrument will have no further rights thereunder (but without prejudice to the rights which the bearer of the Permanent Global Instrument or others may have under the Deed of Covenant. Under the Deed of Covenant, persons shown in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system as being entitled to an interest in a Permanent Global Instrument will acquire directly against the relevant Issuer all those rights to which they would have been entitled if, immediately before the Permanent Global Instrument became void, they had been the holders of Definitive Instruments in an aggregate principal amount equal to the principal amount of Instruments they were shown as holding in the records of Euroclear and/or CBL and/or CBF and/or any other relevant clearing system.

Conditions applicable to Global Instruments

Each Global Instrument will contain provisions which modify the Terms and Conditions of the Instruments as they apply to the Global Instrument. The following is a summary of certain of those provisions:

Payments: All payments in respect of the Global Instrument will be made against presentation and (in the case of payment of principal in full with all interest accrued thereon) surrender of the Global Instrument at the Specified Office of any Paying Agent and will be effective to satisfy and discharge the corresponding liabilities of the relevant Issuer in respect of the Instruments. On each occasion on which a payment of principal or interest is made in respect of the Global Instrument, the relevant Issuer shall procure that the same is noted in a schedule thereto.

Exercise of put option: In order to exercise the option contained in Condition 10(e) (*Redemption at the option of Instrumentholders*) the bearer of the Permanent Global Instrument must, within the period specified in the Conditions for the deposit of the relevant Instrument and put notice, give written notice of such exercise to the

Fiscal Agent or, as the case may be, German Fiscal Agent specifying the principal amount of Instruments in respect of which such option is being exercised. Any such notice will be irrevocable and may not be withdrawn.

Partial exercise of call option: In connection with an exercise of the option contained in Condition 10(c) (*Redemption at the option of the Issuer*) in relation to some only of the Instruments, the Permanent Global Instrument may be redeemed in part in the principal amount specified by the Issuer in accordance with the Conditions and the Instruments to be redeemed will not be selected as provided in the Conditions.

Notices: Notwithstanding Condition 20 (*Notices*), while all the Instruments are represented by a Permanent Global Instrument (or by a Permanent Global Instrument and/or a Temporary Global Instrument) and the Permanent Global Instrument is (or the Permanent Global Instrument and/or the Temporary Global Instrument are) deposited with a depositary or a common depositary for Euroclear and/or CBL and/or CBF and/or any other relevant clearing system, notices to Instrumentholders may be given by delivery of the relevant notice to Euroclear and/or CBL and/or CBF and/or any other relevant clearing system and, in any case, such notices shall be deemed to have been given to the Instrumentholders in accordance with Condition 20 (*Notices*) on the date of delivery to Euroclear and/or CBL and/or CBF and/or any other relevant clearing system.

Redenomination: If the Instruments are redenominated pursuant to Condition 23 (*Redenomination, Renominalisation and Reconventioning*), then following redenomination:

(a) if Definitive Instruments are required to be issued, they shall be issued at the expense of the relevant Issuer in the denominations of Euro 0.01, Euro 1,000, Euro 10,000, Euro 100,000 and such other denominations as the Fiscal Agent shall determine and notify to the Instrumentholders; and

(b) the amount of interest due in respect of Instruments represented by a Permanent Global Instrument and/or a Temporary Global Instrument will be calculated by reference to the aggregate principal amount of such Instruments and the amount of such payment shall be rounded down to the nearest Euro 0.01.

TERMS AND CONDITIONS OF THE PFANDBRIEF INSTRUMENTS

The following is the text of the terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will be applicable to the Pfandbrief Instruments issued under the Programme.

1. Introduction

(a) *Programme*: DEPFA Deutsche Pfandbriefbank AG (the "Issuer"), DEPFA BANK plc ("DEPFA plc") and DEPFA ACS Bank ("DEPFA ACS") have established a programme (the "Programme") for the issuance of up to €25,000,000,000 in aggregate principal amount of debt instruments, including Pfandbrief Instruments of the Issuer (the "Pfandbrief Instruments").

(b) *Pricing Supplement*: Pfandbrief Instruments issued under the Programme are issued in series (each a "Series") and each Series may comprise one or more tranches (each a "Tranche") of Pfandbrief Instruments. Each Tranche is the subject of a pricing supplement (the "Pricing Supplement") which supplements these terms and conditions (the "Pfandbrief Conditions"). The terms and conditions applicable to any particular Tranche of Pfandbrief Instruments are these Pfandbrief Conditions as supplemented, amended and/or replaced by the relevant Pricing Supplement. In the event of any inconsistency between these Pfandbrief Conditions and the relevant Pricing Supplement, the relevant Pricing Supplement shall prevail.

(c) *Agency Agreement*: The Pfandbrief Instruments are the subject of an amended and restated issue and paying agency agreement dated 1 August 2003 (as amended or supplemented from time to time, the "Agency Agreement") between the Issuer, DEPFA plc, DEPFA ACS, Deutsche Bank AG London as fiscal agent (the "Fiscal Agent", which expression includes any successor fiscal agent appointed from time to time in connection with the Pfandbrief Instruments), DEPFA Deutsche Pfandbriefbank AG as German fiscal agent (the "German Fiscal Agent", which expression includes any successor German fiscal agent appointed from time to time in connection with the Pfandbrief Instruments) and the paying agents named therein (together with the Fiscal Agent and the German Fiscal Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the Pfandbrief Instruments).

(d) *The Pfandbrief Instruments*: All subsequent references in these Pfandbrief Conditions to "Pfandbrief Instruments" are to the Pfandbrief Instruments which are the subject of the relevant Pricing Supplement. Copies of the relevant Pricing Supplement are available for inspection by Instrumentholders (as defined below) during normal business hours at the Specified Offices of the Fiscal Agent and the German Fiscal Agent, the initial Specified Offices of which are set out below.

(e) *Summaries*: Certain provisions of these Pfandbrief Conditions are summaries of the Agency Agreement and are subject to its detailed provisions. The holders of the Pfandbrief Instruments (the "Instrumentholders") and the holders of the related interest coupons, if any, (the "Couponholders" and the "Coupons", respectively) are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement applicable to them. Copies of the Agency Agreement are available for inspection by Instrumentholders during normal business hours at the Specified Offices of each of the Paying Agents, the initial Specified Offices of which are set out below.

2. Interpretation

(a) *Definitions*: In these Conditions the following expressions have the following meanings:

"Accrual Yield" has the meaning given in the relevant Pricing Supplement;

"Additional Business Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

"Additional Financial Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

"Business Day" means:

(i) in relation to any sum payable in Euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and

(ii) in relation to any sum payable in a currency other than Euro, a day on which commercial banks and foreign exchange markets settle payments generally in London, in the Principal Financial Centre of the relevant currency and in each (if any) Additional Business Centre;

"Business Day Convention", in relation to any particular date, has the meaning given in the relevant Pricing Supplement and, if so specified in the relevant Pricing Supplement, may have different meanings in relation to different dates and; in this context, the following expressions shall have the following meanings:

(i) "Following Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day;

(ii) "Modified Following Business Day Convention" or "Modified Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date will be the first preceding day that is a Business Day;

(iii) "Preceding Business Day Convention" means that the relevant date shall be brought forward to the first preceding day that is a Business Day;

(iv) "FRN Convention", "Floating Rate Convention" or "Eurodollar Convention" means that each relevant date shall be the date which numerically corresponds to the preceding such date in the calendar month which is the number of months specified in the relevant Pricing Supplement as the Specified Period after the calendar month in which the preceding such date occurred *provided, however, that*:

(A) if there is no such numerically corresponding day in the calendar month in which any such date should occur, then such date will be the last day which is a Business Day in that calendar month;

(B) if any such date would otherwise fall on a day which is not a Business Day, then such date will be the first following day which is a Business Day unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Business Day; and

(C) if the preceding such date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and

(v) "No Adjustment" means that the relevant date shall not be adjusted in accordance with any Business Day Convention;

"Calculation Agent" means the Fiscal Agent or, as the case may be, the German Fiscal Agent or such other Person specified in the relevant Pricing Supplement as the party responsible for calculating the Rate(s) of Interest and Interest Amount(s) and/or such other amount(s) as may be specified in the relevant Pricing Supplement;

"Day Count Fraction" means, in respect of the calculation of an amount for any period of time (the "Calculation Period"), such day count fraction as may be specified in these Pfandbrief Conditions or the relevant Pricing Supplement and:

(i) if "Actual/Actual (ISMA)" is so specified, means:

(a) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(b) where the Calculation Period is longer than one Regular Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year;

(ii) if "Actual/365" or "Actual/Actual (ISDA)" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(iii) if "Actual/365 (Fixed)" is so specified, means the actual number of days in the Calculation Period divided by 365;

(iv) if "Actual/360" is so specified, means the actual number of days in the Calculation Period divided by 360;

(v) if "30/360" is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"Early Redemption Amount (Tax)" means, in respect of any Pfandbrief Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Early Termination Amount" means, in respect of any Pfandbrief Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Pricing Supplement;

"Extraordinary Resolution" has the meaning given in the Agency Agreement;

"Final Redemption Amount" means, in respect of any Pfandbrief Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Interest Amount" means, in relation to a Pfandbrief Instrument and an Interest Period, the amount of interest payable in respect of that Pfandbrief Instrument for that Interest Period;

"Interest Commencement Date" means the Issue Date of the Pfandbrief Instruments or such other date as may be specified as the Interest Commencement Date in the relevant Pricing Supplement;

"Interest Determination Date" has the meaning given in the relevant Pricing Supplement;

"Interest Payment Date" means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement:

(i) as the same may be adjusted in accordance with the relevant Business Day Convention; or

(ii) if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Pricing Supplement as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of

calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case);

"Interest Period" means each period beginning on (and including) the Interest Commencement Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date;

"ISDA Definitions" means the 2000 ISDA Definitions (as amended and updated as at the date of issue of the first Tranche of the Pfandbrief Instruments of the relevant Series (as specified in the relevant Pricing Supplement) as published by the International Swaps and Derivatives Association, Inc.);

"Issue Date" has the meaning given in the relevant Pricing Supplement;

"Margin" has the meaning given in the relevant Pricing Supplement;

"Maturity Date" has the meaning given in the relevant Pricing Supplement;

"Maximum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Minimum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Optional Redemption Amount (Call)" means, in respect of any Pfandbrief Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Optional Redemption Date (Call)" has the meaning given in the relevant Pricing Supplement;

"Participating Member State" means a Member State of the European Communities which adopts the Euro as its lawful currency in accordance with the Treaty;

"Payment Business Day" means:

(i) if the currency of payment is Euro, any day which is:

   (A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

   (B) in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in each (if any) Additional Financial Centre; or

(ii) if the currency of payment is not Euro, any day which is:

   (A) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

   (B) in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre;

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Principal Financial Centre" means, in relation to any currency, the principal financial centre for that currency *provided, however, that*:

(i) in relation to Euro, it means the principal financial centre of such Member State of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(ii) in relation to Australian dollars, it means either Sydney or Melbourne and, in relation to New Zealand dollars, it means either Wellington or Auckland; in each case as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;

"Rate of Interest" means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the Pfandbrief Instruments specified in the relevant Pricing Supplement or calculated or determined in accordance with the provisions of these Conditions and/or the relevant Pricing Supplement;

"Redemption Amount" means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Optional Redemption Amount (Call), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement;

"Reference Banks" has the meaning given in the relevant Pricing Supplement or, if none, four (or if the Principal Financial Centre is Helsinki, five) major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate;

"Reference Price" has the meaning given in the relevant Pricing Supplement;

"Reference Rate" has the meaning given in the relevant Pricing Supplement;

"Regular Period" means:

(i) in the case of Pfandbrief Instruments where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(ii) in the case of Pfandbrief Instruments where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls; and

(iii) in the case of Pfandbrief Instruments where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

"Relevant Date" means, in relation to any payment, whichever is the later of (a) the date on which the payment in question first becomes due and (b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Fiscal Agent or, as the case may be, the German Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Instrumentholders in accordance with Condition 15 (*Notices*);

"Relevant Financial Centre" has the meaning given in the relevant Pricing Supplement;

"Relevant Screen Page" means the page, section or other part of a particular information service (including, without limitation, the Reuters Money 3000 Service and Moneyline Telerate Service) specified as the Relevant Screen Page in the relevant Pricing Supplement, or such other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the Person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate;

"Relevant Time" has the meaning given in the relevant Pricing Supplement;

"Reserved Matter" means any proposal to change any date fixed for payment of principal or interest in respect of the Pfandbrief Instruments, to reduce the amount of principal or interest payable on any date in respect of the Pfandbrief Instruments, to alter the method of calculating the amount of any payment in respect of the Pfandbrief Instruments or the date for any such payment, to change the currency of any payment under the Pfandbrief Instruments or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution;

"Security Interest" means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"Specified Currency" has the meaning given in the relevant Pricing Supplement;

"Specified Denomination(s)" has the meaning given in the relevant Pricing Supplement;

"Specified Office" has the meaning given in the Agency Agreement;

"Specified Period" has the meaning given in the relevant Pricing Supplement;

"Subsidiary" means, in relation to any Person (the "first Person") at any particular time, any other Person (the "second Person"):

(i) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(ii) whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person;

"Talon" means a talon for further Coupons;

"TARGET Settlement Day" means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open;

"Treaty" means the Treaty establishing the European Communities, as amended;

"Zero Coupon Pfandbrief Instrument" means a Pfandbrief Instrument specified as such in the relevant Pricing Supplement;

(b) *Interpretation*: In these Conditions:

(i) if the Pfandbrief Instruments are Zero Coupon Pfandbrief Instruments, references to Coupons and Couponholders are not applicable;

(ii) if Talons are specified in the relevant Pricing Supplement as being attached to the Pfandbrief Instruments at the time of issue, references to Coupons shall be deemed to include references to Talons;

(iii) if Talons are not specified in the relevant Pricing Supplement as being attached to the Pfandbrief Instruments at the time of issue, references to Talons are not applicable;

(iv) any reference to principal shall be deemed to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 12 (*Taxation*), any premium payable in respect of a Pfandbrief Instrument and any other amount in the nature of principal payable pursuant to these Conditions;

(v) any reference to interest shall be deemed to include any additional amounts in respect of interest which may be payable under Condition 12 (*Taxation*) and any other amount in the nature of interest payable pursuant to these Conditions;

(vi) references to Pfandbrief Instruments being "outstanding" shall be construed in accordance with the Agency Agreement; and

(vii) if an expression is stated in Condition 2(a) (*Interpretation — Definitions*) to have the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no such meaning or specifies that such expression is "not applicable" then such expression is not applicable to the Pfandbrief Instruments.

3. Form, Denomination and Title

(a) *Form of the Pfandbrief Instruments:* The Pricing Supplement shall specify if the Pfandbrief Instruments are issued as Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) or Public Sector Pfandbriefe (*Kommunalschuldverschreibungen* or *Öffentliche Pfandbriefe*) in bearer form and may be represented by one or more global Pfandbrief(e) (each a "Global Pfandbrief Instrument") (which expression shall mean where the Pricing Supplement applicable to a Tranche specifies that TEFRA D Rules apply any temporary

global Pfandbrief ("Temporary Global Pfandbrief Instrument") and permanent global Pfandbrief ("Permanent Global Pfandbrief Instrument") and where the Pricing Supplement applicable to a Tranche specifies that TEFRA C Rules apply any permanent global Pfandbrief ("Permanent Global Pfandbrief Instrument"). Neither Pfandbrief Instruments in definitive form nor interest coupons shall be issued in respect of the Pfandbrief Instruments.

(b) *Clearing System:* Each Global Pfandbrief Instrument will be deposited with Clearstream Banking, AG Frankfurt am Main ("CBF"), or a common depositary for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("CBL") or with any other clearing system(s) as specified in the relevant Pricing Supplement.

(c) *Authorisation:* Each Global Pfandbrief Instrument will bear the signatures of two authorised signatories on behalf of the Issuer (which signatories may be facsimile signatures) and the manual signature of the statutory trustee (*Treuhänder*) for the Issuer appointed by the Federal Banking Supervisory Authority (*Bundesaufsichtsamt für das Kreditwesen*) or (if any) any other competent German federal supervisory authority. Each Global Pfandbrief Instrument to be deposited with a common depositary for Euroclear and CBL will also bear the manual signature of an authorised officer of the Fiscal Agent.

(d) *Issue:* The Pfandbrief Instruments are represented upon issue where the Pricing Supplement specifies that TEFRA D Rules apply by a Temporary Global Pfandbrief Instrument or where the Pricing Supplement specifies that TEFRA C Rules apply by a Permanent Global Pfandbrief Instrument.

(e) *Where the Pricing Supplement specifies that TEFRA D Rules apply:*

(i) Exchanges of a Temporary Global Pfandbrief Instrument for a Permanent Global Pfandbrief Instrument will be made only on or after the Exchange Date as specified in the Pricing Supplement provided certification as to the beneficial ownership thereof as required by U.S. Treasury regulations (in substantially the form set out in the Temporary Global Pfandbrief Instrument or in such other form as is customarily issued in such circumstances by the relevant clearing system) has been received.

(ii) The bearer of any Temporary Global Pfandbrief Instrument shall not (unless, upon due presentation of such Temporary Global Pfandbrief Instrument for exchange (in whole but not in part only) for a Permanent Global Pfandbrief Instrument, such exchange or delivery is improperly withheld or refused and such withholding or refusal is continuing at the relevant payment date) be entitled to receive any payment in respect of the Pfandbrief Instruments represented by such Temporary Global Pfandbrief Instrument which falls due on or after the Exchange Date or be entitled to exercise any option on a date after the Exchange Date.

(iii) If any date on which payment of interest on the Pfandbrief Instruments of a Tranche occurs whilst any of the Pfandbrief Instruments of that Tranche are represented by a Temporary Global Pfandbrief Instrument, the related interest payment will be made on the Temporary Global Pfandbrief Instrument only to the extent that certification as to the beneficial ownership thereof as required by U.S. Treasury regulations (in substantially the form set out in the Temporary Global Pfandbrief Instrument or in such other form as is customarily issued in such circumstances by the relevant clearing system) has been received by CBF or a common depositary for Euroclear and CBL or any other relevant clearing system. Payments of amounts due in respect of a Temporary Global Pfandbrief Instrument or a Permanent Global Pfandbrief Instrument or a Permanent Global Pfandbrief Instrument will be made through CBF, Euroclear and CBL or any other relevant clearing system without any requirement for certification.

(f) *Denominations*: The Pfandbrief Instruments will be the Specified Denomination(s) specified in the relevant Pricing Supplement. In the case of a Series of Pfandbrief Instruments with more than one Specified Denomination, Pfandbrief Instruments of one Specified Denomination will not be exchangeable for Pfandbrief Instruments of another Specified Denomination.

(g) *Title*: Title to the Pfandbrief Instruments will pass by agreement to transfer of title and delivery. The holder of any Pfandbrief Instrument shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no Person shall be liable for so treating such holder. No person shall have any right to enforce any term or condition of any Pfandbrief Instrument under the Contracts (Rights of Third Parties) Act 1999.

(h) *Instalment Pfandbrief Instruments*: Pfandbrief Instruments, the principal amount of which is repayable by instalments ("Instalment Pfandbrief Instruments"), will have endorsed thereon a grid for recording the repayment of principal.

4. Status

The Pfandbrief Instruments constitute direct, unconditional and unsubordinated obligations of the Issuer which will at all times rank *pari passu* without any preference among themselves. The Pfandbrief Instruments are covered in accordance with the German Mortgage Bank Act (*Hypothekenbankgesetz*) and rank *pari passu* with all other obligations of the Issuer arising from Mortgage Pfandbriefe (*Hypothekenpfandbriefe*) or Public Sector Pfandbriefe (*Kommunalschuldverschreibungen* or *Öffentliche Pfandbriefe*) or, as the case may be, other *Pfandbriefe*.

5. Fixed Rate Pfandbrief Instrument Provisions

(a) *Application:* This Condition 5 (*Fixed Rate Pfandbrief Instrument Provisions*) is applicable to the Pfandbrief Instruments only if the Fixed Rate Pfandbrief Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Accrual of Interest:* Interest shall accrue on the principal amount of each Pfandbrief Instrument or, in the case of an Instalment Pfandbrief Instrument, on each instalment of principal or, in the case of a partly paid Pfandbrief Instrument, on the paid up principal amount of such Pfandbrief Instrument or otherwise as indicated in the Pricing Supplement. The Pfandbrief Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 10 (*Payments*). Each Pfandbrief Instrument will cease to bear interest from the due date for final redemption (or, in the case of an Instalment Pfandbrief Instrument, in respect of each instalment of principal, on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition 5 (*Fixed Rate Pfandbrief Instrument Provisions*) (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Pfandbrief Instrument up to that day are received by or on behalf of the relevant Instrumentholder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the relevant Instrumentholders in accordance with Condition 15 (*Notices*) that it has received all sums due in respect of the Pfandbrief Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

(c) *Fixed Coupon Amount:* The amount of interest payable in respect of each Pfandbrief Instrument for any Interest Period shall be the relevant Fixed Coupon Amount and, if the Pfandbrief Instruments are in more than one Specified Denomination, shall be the relevant Fixed Coupon Amount in respect of the relevant Specified Denomination.

(d) *Calculation of Interest Amount:* The amount of interest payable in respect of each Pfandbrief Instrument for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the Rate of Interest to the principal amount of such Pfandbrief Instrument, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards). For this purpose a "sub-unit" means, in the case of any currency other than Euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, in the case of Euro, means one cent.

6. Floating Rate Pfandbrief Instrument and Index-Linked Interest Pfandbrief Instrument Provisions

(a) *Application:* This Condition 6 (*Floating Rate Pfandbrief Instrument and Index-Linked Interest Pfandbrief Instrument Provisions*) is applicable to the Pfandbrief Instruments only if the Floating Rate Pfandbrief Instrument Provisions or the Index-Linked Interest Pfandbrief Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Accrual of interest:* Interest shall accrue on the principal amount of each Pfandbrief Instrument or, in the case of an Instalment Pfandbrief Instrument, on each instalment of principal or, in the case of a partly paid Pfandbrief Instrument, on the paid-up principal amount at such Pfandbrief Instrument or otherwise as indicated in the Pricing Supplement. The Pfandbrief Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrear on each Interest Payment Date, subject as provided in Condition 10 (*Payments*). Each Pfandbrief Instrument will cease to bear interest from the due

date for final redemption (or, in the case of an Instalment Pfandbrief Instrument, in respect of each instalment of principal on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Pfandbrief Instrument up to that day are received by or on behalf of the relevant Instrumentholder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the relevant Instrumentholders in accordance with Condition 15 (*Notices*) that it has received all sums due in respect of the Pfandbrief Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

(c) *Screen Rate Determination:* If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Pfandbrief Instruments for each Interest Period will be determined by the Calculation Agent on the following basis:

(i) if the Reference Rate is a composite quotation or customarily supplied by one entity, the Calculation Agent will determine the Reference Rate which appears on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(ii) in any other case, the Calculation Agent will determine the arithmetic mean of the Reference Rates which appear on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(iii) if, in the case of (i) above, such rate does not appear on that page or, in the case of (ii) above, fewer than two such rates appear on that page or if, in either case, the Relevant Screen Page is unavailable, the Calculation Agent will:

(A) request the principal Relevant Financial Centre office of each the Reference Banks to provide a quotation of the Reference Rate at approximately the Relevant Time on the Interest Determination Date to prime banks in the Relevant Financial Centre interbank market in an amount that is representative for a single transaction in that market at that time; and

(B) determine the arithmetic mean of such quotations; and

(iv) if fewer than two such quotations are provided as requested, the Calculation Agent will determine the arithmetic mean of the rates (being the nearest to the Reference Rate, as determined by the Calculation Agent) quoted by major banks in the Principal Financial Centre of the Specified Currency, selected by the Calculation Agent, at approximately 11.00 a.m. (local time in the Principal Financial Centre of the Specified Currency) on the first day of the relevant Interest Period for loans in the Specified Currency to leading European banks for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time,

and the Rate of Interest for such Interest Period shall be the sum of the Margin and the rate or (as the case may be) the arithmetic mean so determined; *provided, however, that* if the Calculation Agent is unable to determine a rate or (as the case may be) an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the Pfandbrief Instruments during such Interest Period will be the sum of the Margin and the rate or (as the case may be) the arithmetic mean last determined in relation to the Pfandbrief Instruments in respect of a preceding Interest Period.

(d) *ISDA Determination:* If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the Pfandbrief Instruments for each Interest Period will be the sum of the Margin and the relevant ISDA Rate where "ISDA Rate" in relation to any Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(i) the Floating Rate Option (as defined in the ISDA Definitions) is as specified in the relevant Pricing Supplement;

(ii) the Designated Maturity (as defined in the ISDA Definitions) is a period specified in the relevant Pricing Supplement; and

(iii) the relevant Reset Date (as defined in the ISDA Definitions) is either (A) if the relevant Floating Rate Option is based on the London inter-bank offered rate (LIBOR) for a currency, the first day of that Interest Period or (B) in any other case, as specified in the relevant Pricing Supplement.

(e) *Index-Linked Interest:* If the Index-Linked Interest Pfandbrief Instrument Provisions are specified in the relevant Pricing Supplement as being applicable, the Rate(s) of Interest applicable to the Pfandbrief Instruments for each Interest Period will be determined in the manner specified in the relevant Pricing Supplement.

(f) *Maximum or Minimum Rate of Interest:* If any Maximum Rate of Interest or Minimum Rate of Interest is specified in the relevant Pricing Supplement, then the Rate of Interest shall in no event be greater than the maximum or be less than the minimum so specified.

(g) *Calculation of Interest Amount:* The Calculation Agent will, as soon as practicable after the time at which the Rate of Interest is to be determined in relation to each Interest Period, calculate the Interest Amount payable in respect of each Pfandbrief Instrument for such Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to the principal amount of such Pfandbrief Instrument during such Interest Period and multiplying the product by the relevant Day Count Fraction.

(h) *Calculation of other amounts:* If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent will, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount will be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

(i) *Publication:* The Calculation Agent will cause each Rate of Interest and Interest Amount determined by it, together with the relevant Interest Payment Date, and any other amount(s) required to be determined by it together with any relevant payment date(s) to be notified to the Issuer, the Paying Agents and each listing authority, stock exchange and/or quotation system (if any) by which the Pfandbrief Instruments have then been admitted to listing, trading and/or quotation as soon as practicable after such determination but (in the case of each Rate of Interest, Interest Amount and Interest Payment Date) in any event not later than the first day of the relevant Interest Period. Notice thereof shall also promptly be given to the Instrumentholders. The Calculation Agent will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period.

(j) *Notifications etc:* All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Paying Agents and the Instrumentholders and (subject as aforesaid) no liability to any such Person will attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions for such purposes.

7. Zero Coupon Pfandbrief Instrument Provisions

(a) *Application:* This Condition 7 (*Zero Coupon Pfandbrief Instrument Provisions*) is applicable to the Pfandbrief Instruments only if the Zero Coupon Pfandbrief Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Late payment on Zero Coupon Pfandbrief Instruments:* If the Redemption Amount payable in respect of any Zero Coupon Pfandbrief Instrument is improperly withheld or refused, the Redemption Amount shall thereafter be an amount equal to the sum of:

(i) the Reference Price; and

(ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price on the basis of the relevant Day Count Fraction from (and including) the Issue Date to (but excluding) whichever is the earlier of (i) the day on which all sums due in respect of such Pfandbrief Instrument up to that day are received by or on behalf of the relevant Instrumentholder and (ii) the day which is

seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the relevant Instrumentholders in accordance with Condition 15 (*Notices*) that it has received all sums due in respect of the Pfandbrief Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

8. Dual Currency Pfandbrief Instrument Provisions

(a) *Application:* This Condition 8 (*Dual Currency Pfandbrief Instrument Provisions*) is applicable to the Pfandbrief Instruments only if the Dual Currency Pfandbrief Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

(b) *Rate of Interest:* If the rate or amount of interest fails to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

9. Redemption and Purchase

(a) *Scheduled redemption*: Unless previously redeemed, or purchased and cancelled, the Pfandbrief Instruments will be redeemed at their Final Redemption Amount (or, in the case of Instalment Pfandbrief Instruments, in such number of instalments and in such amounts as may be specified in the Pricing Supplement) on the Maturity Date, subject as provided in Condition 10 (*Payments*).

(b) *Redemption at the option of the Issuer:* If the Call Option is specified in the relevant Pricing Supplement as being applicable, the Pfandbrief Instruments may be redeemed at the option of the Issuer in whole or, if so specified in the relevant Pricing Supplement, in part on any Optional Redemption Date (Call) at the relevant Optional Redemption Amount (Call) less, in the case of any Instalment Pfandbrief Instrument, the aggregate amount of all instalments that shall have become due and payable in respect of such Instalment Pfandbrief Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), on the Issuer's giving not less than 30 days' notice to the relevant Instrumentholders (which notice shall be irrevocable and shall oblige the Issuer to redeem the Pfandbrief Instruments or, as the case may be, the Pfandbrief Instruments specified in such notice on the relevant Optional Redemption Date (Call) at the Optional Redemption Amount (Call) plus accrued interest (if any) to such date).

(c) *Partial redemption:* If the Pfandbrief Instruments are to be redeemed in part only on any date in accordance with Condition 9(b) (*Redemption at the option of the Issuer*), the Pfandbrief Instruments to be redeemed shall be selected by the drawing of lots in such place as the Fiscal Agent or, as the case may be, the German Fiscal Agent approves and in such manner as the Fiscal Agent or, as the case may be, the German Fiscal Agent considers appropriate, subject to compliance with applicable law and the rules of each listing authority, stock exchange and/or quotation system (if any) by which the Pfandbrief Instruments have then been admitted to listing, trading and/or quotation, and the notice to the relevant Instrumentholders referred to in Condition 9(b) (*Redemption at the option of the Issuer*) shall specify the serial numbers of the Pfandbrief Instruments so to be redeemed. If any Maximum Redemption Amount or Minimum Redemption Amount is specified in the relevant Pricing Supplement, then the Optional Redemption Amount (Call) shall in no event be greater than the maximum or be less than the minimum so specified.

(d) *No other redemption:* The Issuer shall not be entitled to redeem the Pfandbrief Instruments otherwise than as provided in paragraphs (a) to (c) above.

(e) *Early redemption of Zero Coupon Pfandbrief Instruments:* Unless otherwise specified in the relevant Pricing Supplement, the Redemption Amount payable on redemption of a Zero Coupon Pfandbrief Instrument at any time before the Maturity Date shall be an amount equal to the sum of:

(i) the Reference Price; and

(ii) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the Pfandbrief Instrument becomes due and payable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of such Day Count Fraction as may be specified in the Pricing Supplement for the purposes of this Condition 9(e) or, if none is so specified, a Day Count Fraction of 30E/360.

(f) *Purchase:* The Issuer may at any time purchase Pfandbrief Instruments in the open market or otherwise and at any price.

(g) *Cancellation:* All unmatured Pfandbrief Instruments so redeemed or purchased by the Issuer shall be cancelled forthwith and may not be reissued or resold.

10. Payments

(a) *Principal:* Payments of principal shall be made only against presentation and (save in the case of a partial redemption which includes, in the case of an Instalment Pfandbrief Instrument, payment of any instalment other than the final instalment) surrender of Pfandbrief Instruments at the head office of the Issuer in the case of Pfandbrief Instruments held by CBF or, in the case of other Pfandbrief Instruments, at the Specified Office of any Paying Agent outside the United States by cheque (in the case of payment in Japanese Yen to a non-resident of Japan, drawn on an authorised foreign exchange bank) drawn in the currency in which the payment is due on, or by transfer to an account (in the case of payment in Japanese Yen to a non-resident of Japan, a non-resident account with an authorised foreign exchange bank specified by the payee) denominated in that currency (or, if that currency is Euro, any other account to which Euro may be credited or transferred) and maintained by the payee with a bank in the Principal Financial Centre of that currency (in the case of a sterling cheque, a town clearing branch of a bank in the City of London).

(b) *Interest:* Payment of amounts in respect of interest on the Pfandbrief Instruments will be made where the relevant Pricing Supplement specifies that the TEFRA D Rules apply against presentation of the Temporary Global Pfandbrief Instrument (upon due certification as required herein) or the Permanent Global Pfandbrief Instrument or, where the relevant Pricing Supplement specifies that the TEFRA C Rules apply, against presentation of the Permanent Global Pfandbrief Instrument at the head office of the Issuer in the case of Pfandbrief Instruments held by CBF or, in the case of Pfandbrief Instruments not to be listed or quoted on any listing authority, stock exchange and/or quotation system in Germany, at the specified office of any of the Paying Agents outside the United States in the manner described in paragraph (a) above.

(c) *Payments in New York City:* Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the relevant Pfandbrief Instruments are denominated or payable in U.S. dollars (except for Pfandbrief Instruments held by CBF and listed or quoted on a listing authority stock exchange and/or quotation system in Germany) (ii) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the interest on the Pfandbrief Instruments in the currency in which the payment is due when due, (iii) payment of the full amount of such interest at the specified offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iv) payment is permitted by applicable United States law. If (ii), (iii) and (iv) of the previous sentence apply, the Issuer shall forthwith appoint a Paying Agent with a Specified Office in New York City.

(d) *Payments subject to fiscal laws:* All payments in respect of the Pfandbrief Instruments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 12 (*Taxation*). No commissions or expenses shall be charged to the Instrumentholders in respect of such payments.

(e) *Payments on business days:* If the due date for payment of any amount in respect of any Pfandbrief Instrument is not a Payment Business Day in the place of presentation, the Instrumentholder shall not be entitled to payment in such place of the amount due until the next succeeding Payment Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

(f) *Partial payments:* If a Paying Agent makes a partial payment in respect of any Pfandbrief Instrument presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

11. Presentation

(a) The period for presentation of the Pfandbrief Instruments provided in § 801 paragraph 1 sentence 1 of the German Civil Code is reduced to ten years.

(b) The Issuer may deposit with the Local Court (*Amtsgericht*) of Frankfurt am Main principal and interest not claimed by the relevant Instrumentholders within twelve months after the Relevant Date with the waiver of the right to withdraw such deposit. Such deposit will be at the risk and cost of such holders.

12. Taxation

All payments of principal and interest in respect of the Pfandbrief Instruments by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the jurisdiction of incorporation of the Issuer or any political subdivision or any authority or agency thereof or therein having power to tax, unless such withholding or deduction is required by law.

13. Agents

(a) In acting under the Agency Agreement and in connection with the Pfandbrief Instruments, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Instrumentholders.

(b) The initial Paying Agents and their initial Specified Offices are listed below. The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor fiscal agent or successor German fiscal agent or Calculation Agent and additional or successor paying agents; *provided, however, that:*

(i) the Issuer shall at all times maintain a Fiscal Agent and a German Fiscal Agent; and

(ii) the Issuer shall at all times maintain a Paying Agent (which may be the Fiscal Agent or, as the case may be, the German Fiscal Agent) with a Specified Office in continental Europe; and

(iii) if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, the Issuer will ensure that it maintains a Paying Agent in an EU member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing such conclusions or any law implementing or complying with, or introduced to conform to, such Directive; and

(iv) if a Calculation Agent is specified in the relevant Pricing Supplement, the Issuer shall at all times maintain a Calculation Agent; and

(v) if and for so long as the Pfandbrief Instruments are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Issuer shall maintain a Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system; and

(vi) in the circumstances described in Condition 10(c) (*Payments in New York City*), the Issuer shall maintain a Paying Agent with a Specified Office in New York City.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Instrumentholders.

14. Further Issues

The Issuer may from time to time, without the consent of the Instrumentholders, create and issue further Pfandbrief instruments having the same terms and conditions as the Pfandbrief Instruments in all respects (or in all respects except for the first payment of interest) so as to form a single series with the Pfandbrief Instruments.

15. Notices

Notices to the Instrumentholders shall be delivered to CBF, Euroclear and CBL or any other relevant clearing system for communication to the persons shown in their records as having interests therein provided that, if the Pfandbrief Instruments are admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange, notices to Instrumentholders shall be valid if published in a leading English language daily newspaper published in London (which is expected to be the *Financial Times*) or, if such publication is not practicable, in a leading English language daily newspaper having general circulation in Europe or, if the Pfandbrief Instruments are listed on the Frankfurt Stock Exchange, notices to Instrumentholders shall be valid if published in a leading daily newspaper having general circulation in Germany (which is expected to be the *Börsen-Zeitung*). If the Pfandbrief Instruments are admitted to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system, notices to Instrumentholders shall also be valued if published in compliance with the requirements of such listing authority, stock exchange and/or quotation system. Any such notice shall be deemed to have been given on the date of first publication (or if required to be published

in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers). Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the Instrumentholders.

16. Governing Law and Jurisdiction

(a) *Governing law:* The Pfandbrief Instruments are governed by, and shall be construed in accordance with, German law.

(b) *Jurisdiction:* The Issuer and each Instrumentholder irrevocably agrees that the District Court (*Landgericht*) of Frankfurt am Main shall have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the Pfandbrief Instruments (respectively, "Proceedings" and "Disputes") and, for such purposes, irrevocably submits to the jurisdiction of such court. The Issuer irrevocably waives any objection which it might now or hereafter have to the District Court of Frankfurt am Main being nominated as the forum to hear and determine any Proceedings and to settle any Disputes and agrees not to claim that any such court is not a convenient or appropriate forum.

(c) *Non-exclusivity:* The submission to the jurisdiction of the District Court of Frankfurt am Main shall not (and shall not be construed so as to) limit the right of the Instrumentholders or any of them to take Proceedings in any court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

NON-BINDING GERMAN TRANSLATION OF THE TERMS AND CONDITIONS OF THE PFANDBRIEF INSTRUMENTS

EMISSIONSBEDINGUNGEN DER PFANDBRIEFE

Nachfolgend sind die Emissionsbedingungen wiedergegeben, die durch das jeweilige Ergänzungskonditionenblatt ergänzt, geändert und/oder ersetzt werden und die auf Pfandbriefe Anwendung finden, die unter diesem Programm begeben wurden.

1. Einleitung

(a) *Programm*: DEPFA Deutsche Pfandbriefbank AG (die „Emittentin"), DEPFA BANK plc ("DEPFA plc") und DEPFA ACS Bank ("DEPFA ACS") haben ein Programm (das „Programm") für die Begebung von Schuldverschreibungen zu einem Gesamtnennbetrag von bis zu €25.000.000.000, einschließlich der Pfandbriefe der Emittentin (die „Pfandbriefe"), aufgelegt.

(b) *Ergänzungskonditionenblatt*: Unter diesem Programm begebene Pfandbriefe werden in Serien emittiert (jeweils eine „Serie"), und jede Serie kann eine oder mehrere Tranchen (jeweils eine „Tranche") der Pfandbriefe umfassen. Jede Tranche ist Gegenstand eines Ergänzungskonditionenblattes (das „Ergänzungskonditionenblatt"), welches die vorliegenden Emissionsbedingungen („Emissionsbedingungen der Pfandbriefe" oder „Bedingungen") ergänzt. Auf jede Tranche der Pfandbriefe finden diese Emissionsbedingungen der Pfandbriefe in der jeweils durch das entsprechende Ergänzungskonditionenblatt ergänzten, geänderten und/oder ersetzten Fassung Anwendung. Im Falle von Widersprüchen zwischen diesen Emissionsbedingungen der Pfandbriefe und denen des jeweiligen Ergänzungskonditionenblattes haben die Bestimmungen des jeweiligen Ergänzungskonditionenblattes Vorrang.

(c) *Emissions- und Zahlstellenvertrag*: Die Pfandbriefe unterliegen einem Emissions- und Zahlstellenvertrag in ergänzter und geänderter Fassung vom 1. August 2003 (in der jeweils von Zeit zu Zeit geänderten oder ergänzten Form, der „Emissions- und Zahlstellenvertrag") zwischen der Emittentin, DEPFA plc, DEPFA ACS, Deutsche Bank AG, London, als Hauptzahlstelle (die „Hauptzahlstelle", jedem Nachfolger der Hauptzahlstelle, die von Zeit zu Zeit in Zusammenhang mit den Pfandbriefen benannt werden), DEPFA Deutsche Pfandbriefbank AG als deutsche Hauptzahlstelle (die „Deutsche Hauptzahlstelle", dieser Begriff umfasst auch jeden Nachfolger der deutschen Hauptzahlstelle, der von Zeit zu Zeit in Zusammenhang mit den Pfandbriefen benannt wird) und den hierin genannten Zahlstellen (zusammen mit der Hauptzahlstelle und der Deutschen Hauptzahlstelle, die „Zahlstellen", dieser Begriff umfasst jeden Nachfolger oder jede zusätzliche Zahlstelle, die von Zeit zu Zeit in Zusammenhang mit den Pfandbriefen ernannt werden).

(d) *Pfandbriefe*: Jede Bezugnahme in den Emissionsbedingungen der Pfandbriefe auf „Pfandbriefe" bezieht sich auf jene Schuldverschreibungen, die Gegenstand des jeweiligen Ergänzungskonditionenblattes sind. Exemplare des betreffenden Ergänzungskonditionenblattes können von Pfandbriefinhabern wie unten definiert während der üblichen Geschäftszeiten in der Bezeichneten Geschäftsstelle der Hauptzahlstelle eingesehen werden, wobei die anfänglich Bezeichneten Geschäftsstellen nachfolgend aufgeführt sind.

(e) *Zusammenfassungen*: Bei bestimmten Bestimmungen der Emissionsbedingungen der Pfandbriefe handelt es sich um Zusammenfassungen des Emissions- und Zahlstellenvertrages; diese unterliegen den detaillierten Bestimmungen des Emissions- und Zahlstellenvertrages. Die Inhabern von Pfandbriefen (die „Pfandbriefinhaber") und, sofern zutreffend, die Inhaber der jeweiligen Zinsscheine (die „Zinsscheininhaber" und die „Zinsscheine") sind an sämtliche Bestimmungen des Emissions- und Zahlstellenvertrages gebunden, die auf sie Anwendung finden, wobei unterstellt wird, dass die Pfandbriefinhaber und, sofern zutreffend, die Zinsscheininhaber den Emissions- und Zahlstellenvertrag kennen. Exemplare des Emissions- und Zahlstellenvertrages können von den Pfandbriefinhabern während der üblichen Geschäftszeiten bei den Bezeichneten Geschäftsstellen jeder Zahlstelle eingesehen werden, wobei die anfänglich Bezeichneten Geschäftsstellen nachfolgend aufgeführt sind.

2. Begriffsbestimmung

(a) *Definitionen*: In diesen Emissionsbedingungen der Pfandbriefe haben die nachstehenden Begriffe folgende Bedeutung:

„Aufgelaufene Rendite" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Außerordentlicher Beschluss" hat die im Emissions- und Zahlstellenvertrag angegebene Bedeutung.

„Begebungstag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Berechnungsstelle" bedeutet die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle oder eine als solche im jeweiligen Ergänzungskonditionenblatt angegebene Person, die für die Berechnung des Zinssatzes/der Zinssätze und des Zinsbetrags/der Zinsbeträge und/oder sonstiger Beträge, wie im jeweiligen Ergänzungskonditionenblatt angegeben, verantwortlich ist.

„Bezeichnete Geschäftsstelle" hat die im Emissions- und Zahlstellenvertrag angegebene Bedeutung.

„Business Day Convention" hat in Bezug auf ein bestimmtes Datum die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung und kann, sofern im jeweiligen Ergänzungskonditionenblatt als solches angegeben, in Bezug auf verschiedene Daten verschiedene Bedeutungen haben; in diesem Zusammenhang haben die nachstehenden Begriffe die folgende Bedeutung:

(i) *„Following Business Day Convention"* bedeutet die Verschiebung des relevanten Tages auf den ersten folgenden Tag, der ein Geschäftstag ist;

(ii) *„Modified Following Business Day Convention"* oder *„Modified Business Day Convention"* bedeutet die Verschiebung des relevanten Tages auf den ersten folgenden Tag, der ein Geschäftstag ist; sofern dieser Tag in den nächsten Kalendermonat fällt, ist dieser Tag der erste vorhergehende Tag, der ein Geschäftstag ist.

(iii) *„Preceding Business Day Convention"* bedeutet die Vorverlegung des relevanten Tages auf den ersten vorhergehenden Tag, der ein Geschäftstag ist;

(iv) *„FRN Convention"*, *„Floating Rate Convention"* oder *„Eurodollar Convention"* bedeutet, dass jeder relevante Tag numerisch dem vorhergehenden Tag eines solchen Zeitpunkts im Kalendermonat entspricht, der auf die im jeweiligen Ergänzungskonditionenblatt genannte Anzahl von Monaten als Festgelegte Laufzeit nach dem Kalendermonat des vorhergehenden Zeitpunkts folgt, wobei jedoch gilt:

   (A) falls kein derartiges numerisch entsprechendes Datum in dem Kalendermonat existiert, auf das der betreffende Tag fallen sollte, so ist der betreffende Tag der letzte Geschäftstag in diesem Kalendermonat;

   (B) falls ein derartiger Tag ansonsten auf einen Tag fallen würde, der kein Geschäftstag ist, so ist der betreffende Tag der erste darauffolgende Geschäftstag, es sei denn, dieser Tag fällt in den nächsten Kalendermonat, wobei in diesem Fall der Tag der unmittelbar vorhergehende Geschäftstag ist; und

   (C) falls ein derartiger Tag auf den letzten Geschäftstag eines Kalendermonats fällt, so werden alle nachfolgenden Termine auf den letzten Geschäftstag eines Kalendermonats fallen, der der angegebenen Anzahl von Monaten auf den Kalendermonat des vorhergehenden Tages folgt;

(v) „Keine Anpassung" bedeutet, dass der relevante Tag nicht gemäß einer *Business Day Convention* angepasst wird.

„Endfälligkeitstag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Festgelegte Laufzeit" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Festgelegte Währung" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Geschäftstag" bezeichnet

(i) in Bezug auf jeden in Euro zahlbaren Betrag jeden Tag, der ein TARGET-Abrechnungstag ist und an dem Geschäftsbanken und Devisenmärkte üblicherweise in jedem, sofern zutreffend, Zusätzlichen Geschäftszentrum Zahlungen abwickeln; sowie

(ii) in Bezug auf einen Betrag, der in einer anderen Währung als dem Euro zahlbar ist, einen Tag, an dem Geschäftsbanken und Devisenmärkte üblicherweise in London, im Hauptfinanzzentrum der

jeweiligen Währung und in jedem, sofern zutreffend, Zusätzlichen Geschäftszentrum Zahlungen abwickeln.

„Hauptfinanzzentrum" bedeutet in Bezug auf eine Währung das Hauptfinanzzentrum für die betreffende Währung, *wobei jedoch gilt, dass*:

(i) in Bezug auf Euro es das Hauptfinanzzentrum eines Mitgliedstaats der Europäischen Gemeinschaften bezeichnet das (im Falle einer Zahlung) vom Zahlungsempfänger oder (im Falle einer Berechnung) durch die Berechnungsstelle benannt wird, sowie

(ii) in Bezug auf den Australischen Dollar es entweder Sydney oder Melbourne sowie in Bezug auf den Neuseeländischen Dollar entweder Wellington oder Auckland ist; wie jeweils vom Zahlungsempfänger (im Falle einer Zahlung) bzw. von der Berechnungsstelle (im Falle einer Berechnung) benannt.

„Höchstrückzahlungsbetrag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„ISDA-Definitionen" bezeichnet die 2000er ISDA-Definitionen (in der geänderten und aktualisierten Fassung zum jeweiligen Begebungsdatum der ersten Tranche der Pfandbriefe der jeweiligen Serie (wie im jeweiligen Ergänzungskonditionenblatt angegeben), jeweils wie durch die International Swaps and Derivatives Association, Inc. veröffentlicht).

„Marge" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Mindestrückzahlungsbetrag" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Nullkupon-Pfandbriefe" bezeichnet einen Pfandbrief wie im jeweiligen Ergänzungskonditionenblatt angegeben.

„Person" bedeutet eine natürliche Person, ein Unternehmen, eine Kapitalgesellschaft, eine Gesellschaft, eine Personengesellschaft, ein Joint Venture, eine Vereinigung, eine Organisation, eine Regierung oder staatliche Behörde oder sonstige Rechtsträger, unabhängig davon, ob diese mit einer eigenen Rechtspersönlichkeit ausgestattet sind.

„Referenzbanken" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung oder, falls keine benannt sind, bezeichnet es vier (oder falls das Hauptfinanzzentrum Helsinki ist, fünf) Großbanken, die von der Berechnungsstelle in dem entsprechenden Markt benannt wurden, der am engsten mit dem Referenzsatz verknüpft ist.

„Referenzpreis" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Referenzsatz" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Reguläre Periode" bedeutet:

(i) im Falle von Pfandbriefen, auf die Zinsen lediglich im Rahmen von regelmäßigen Zahlungen gezahlt werden, jeder Zeitraum, der mit dem Verzinsungsbeginn (einschließlich) beginnt und am ersten Zinszahltag (ausschließlich) endet und jeder nachfolgende Zeitraum, der am Zinszahltag (einschließlich) beginnt und am nächsten Zinszahltag (ausschließlich) endet;

(ii) im Falle von Pfandbriefen, auf die Zinsen — ausgenommen in der ersten Zinsperiode — lediglich im Rahmen von regelmäßigen Zahlungen zahlbar sind, jeder Zeitraum vom Regulären Tag (einschließlich), der in ein beliebiges Jahr fällt, bis zum nächsten Regulären Tag (ausschließlich), wobei „Regulärer Tag" den Tag und den Monat (jedoch nicht das Jahr) bezeichnet, auf den bzw. in den ein Zinszahltag fällt; sowie

(iii) im Falle von Pfandbriefen, auf die Zinsen — ausgenommen im Falle einer anderen Zinsperiode als der ersten Zinsperiode — lediglich im Rahmen von regulären Zahlungen zahlbar sind, jeder Zeitraum ab einem Regulären Tag (einschließlich) in einem Jahr bis zum nächsten Regulären Tag (ausschließlich) beginnt und wobei „Regulärer Tag" den Tag und den Monat (jedoch nicht das Jahr) bezeichnet, auf den ein anderer Zinszahltag als der Zinszahltag fällt, der auf das Ende einer nicht regulären Zinsperiode fällt.

„Relevante Bildschirmseite" bezeichnet entweder die Seite, den Abschnitt oder einen anderen Teil eines bestimmten Informationsdienstes (einschließlich, jedoch nicht begrenzt auf den Reuter Money 3000 Service und den Moneyline Telerate Service), die im jeweiligen Ergänzungskonditionenblatt als Relevante Bildschirmseite benannt ist, oder eine andere Seite, einen anderen Abschnitt oder einen anderen Teil, die diese Bildschirmseite im jeweiligen Informationsdienst oder ggf. in einem anderen Informationsdienst ersetzt, und die von der Person benannt wurde, welche die Informationen bereitstellt oder deren Bereitstellung betreut, die zum Zwecke der Anzeige der mit dem Referenzsatz vergleichbaren Sätze oder Preise erscheinen.

„Relevanter Termin" bedeutet in Bezug auf eine Zahlung den späteren von den beiden folgenden Terminen, (a) der Termin, an dem die betreffende Zahlung zum ersten Mal fällig wird, oder (b) der Termin, sofern der durch die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle zahlbare Gesamtbetrag noch nicht beim Hauptfinanzzentrum der Währung der Zahlung am oder vor einem solchen Termin eingegangen ist, an dem die Pfandbriefinhaber gemäß Bedingung 15 (*Bekanntmachungen*) über die Tatsache in Kenntnis gesetzt wurden, dass der vollständige Betrag bestimmungsgemäß eingegangen ist.

„Relevanter Zeitpunkt" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Relevantes Finanzzentrum" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Rückzahlungsbetrag" bedeutet den Rückzahlungsbetrag bei Endfälligkeit, den Vorzeitigen Rückzahlungsbetrag (Steuer), den Vorzeitigen Rückzahlungsbetrag (Call), den Vorzeitigen Kündigungsbetrag oder einen anderen Betrag, der seiner Art nach als Rückzahlungsbetrag im jeweiligen Ergänzungskonditionenblatt bestimmt oder gemäß den Bedingungen des jeweiligen Ergänzungskonditionenblattes festgelegt ist.

„Rückzahlungsbetrag bei Endfälligkeit" bedeutet in Bezug auf einen Pfandbrief dessen Nennbetrag oder ein anderer Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Sicherungsrecht" bedeutet jede Hypothek, dingliche Belastung, jedes Pfandrecht, Pfand oder ein anderes Sicherungsrecht, einschließlich, jedoch nicht begrenzt auf ähnliche Rechte unter dem Recht einer jeweiligen Jurisdiktion, die den vorstehenden Rechten entsprechen.

„Stückelung/Stückelungen" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Talon" bedeutet ein Talon für weitere Scheine.

„TARGET-Abwicklungstag" bezeichnet jeden Tag, an dem das Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET)-System betrieben wird.

„Teilnehmender Mitgliedstaat" bezeichnet einen Mitgliedstaat der Europäischen Gemeinschaften, der den Euro als seine gesetzliche Währung in Übereinstimmung mit dem Vertrag über die Europäische Gemeinschaft einführt oder eingeführt hat.

„Tochtergesellschaft" bedeutet in Bezug auf eine Person (die „erste Person") zu einem bestimmten Zeitpunkt eine andere Person (die „zweite Person"):

(i) deren Geschäfte und (Geschäfts-)Politik die erste Person kontrolliert oder über die die erste Person das Recht zur Kontrolle hat, gleich ob auf Grund von Eigenkapital, vertraglicher Vereinbarungen, des Rechts zur Ernennung oder Abberufung von Mitgliedern im Leitungsorgan der zweiten Person oder auf sonstige Weise, oder

(ii) deren Jahresabschlüsse in Übereinstimmung mit dem maßgeblichen Recht und den allgemein anerkannten Grundsätzen ordnungsmäßiger Buchführung mit denen der ersten Person konsolidiert wurden.

„Vertrag" bezeichnet den Vertrag über die Europäische Gemeinschaft in der jeweils geänderten Fassung.

„Verzinsungsbeginn" bedeutet den Begebungstag der Pfandbriefe oder einen anderen Termin, der im jeweiligen Ergänzungskonditionenblatt als Verzinsungsbeginn angegeben ist.

„Vorbehaltene Angelegenheiten" bezeichnet jeden Vorschlag, um eine Änderung eines festgelegten Termins betreffend Zahlung von Kapital oder Zinsen in Bezug auf Pfandbriefe herbeizuführen, um das Kapital oder die Zinsen zu reduzieren, die zu jedem Zeitpunkt in Bezug auf Pfandbriefe zahlbar sind, um eine Änderung der Berechnungsmethode von Zahlungen in Bezug auf Pfandbriefe oder des Termins für solche Zahlungen herbeizuführen, um eine Änderung der Währung von Zahlungen im Rahmen der Pfandbriefe oder um eine Änderung von Voraussetzungen hinsichtlich der Beschlussfähigkeit von Versammlungen oder der erforderlichen Mehrheit zur Verabschiedung eines Außerordentlichen Beschlusses herbeizuführen.

„Vorzeitiger Kündigungsbetrag" bedeutet in Bezug auf einen Pfandbrief dessen Nennbetrag oder einen anderen Betrag, der in diesen Emissionsbedingungen der Pfandbriefe oder im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß denselben festgelegt wurde.

„Vorzeitiger Rückzahlungsbetrag (Call)" bedeutet in Bezug auf einen Pfandbrief dessen Nennbetrag oder einen anderen Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Vorzeitiger Rückzahlungsbetrag (Steuer)" bedeutet in Bezug auf einen Pfandbrief dessen Nennbetrag oder ein anderer Betrag, der im jeweiligen Ergänzungskonditionenblatt angegeben ist oder gemäß diesem festgelegt wurde.

„Vorzeitiger Rückzahlungstermin (Call)" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Zahltag" bezeichnet:

(i) falls die bei der Zahlung verwendete Währung der Euro ist, jeden Tag,

  (A) an dem Banken am betreffenden Ort der Vorlage für Vorlage und Zahlung von Inhaberschuldverschreibungen sowie für den Devisenhandel geöffnet sind, sowie

  (B) im Falle einer Überweisung auf ein Konto einen Tag, an dem das TARGET-System für Abwicklung in Betrieb ist und dass an diesem Tag der Devisenhandel in jedem, sofern zutreffend, Zusätzlichen Finanzzentrum ausgeführt wird; oder

(ii) falls die bei der Zahlung verwendete Währung nicht der Euro ist, jeden Tag,

  (A) an dem Banken am betreffenden Ort der Vorlage für Vorlage und Zahlung von Inhaberschuldverschreibungen sowie für den Devisenhandel geöffnet sind, sowie

  (B) im Falle einer Überweisung auf ein Konto einen Tag, an dem der Devisenhandel im Hauptfinanzzentrum der bei der Zahlung verwendeten Währung und in jedem, sofern zutreffend, Zusätzlichen Finanzzentrum ausgeführt wird.

„Zinsberechnungstermin" hat die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung.

„Zinsbetrag" bedeutet in Bezug auf einen Pfandbrief und eine Zinsperiode, den in dieser Zinsperiode auf diesen Pfandbrief zahlbaren Zinsbetrag.

„Zinsperiode" bedeutet jeder Zeitraum, der mit dem Verzinsungsbeginn (einschließlich) oder einem Zinszahltag beginnt und mit dem nächsten Zinszahltag (ausschließlich) endet.

„Zinssatz" bedeutet den Satz oder die Sätze (ausgedrückt als Prozentsatz per annum) der zahlbaren Zinsen in Bezug auf die Pfandbriefe wie er im jeweiligen Ergänzungskonditionenblatt angegeben oder wie er gemäß den Bestimmungen der Emissionsbedingungen der Pfandbriefe und/oder des jeweiligen Ergänzungskonditionenblatt berechnet oder festgelegt ist.

„Zinstagequotient" bedeutet in Bezug auf die Berechnung eines Betrags für einen beliebigen Zeitraum (die „Berechnungsperiode") jeweils den Zinstagequotient, der, sofern zutreffend, in den Emissionsbedingungen der Pfandbriefe oder im jeweiligen Ergänzungskonditionenblatt angegeben ist, und

(i) wenn „Actual/Actual (ISMA)" angegeben ist, hat Zinstagequotient folgende Bedeutung:

(a) in den Fällen, in denen die Berechnungsperiode der Regulären Periode entspricht bzw. kürzer als diese ist, ist es die tatsächliche Anzahl von Tagen in der Berechnungsperiode, geteilt durch das Produkt aus (1) der tatsächlichen Anzahl von Tagen in jener Regulären Periode und (2) der Zahl der Regulären Perioden in jedem Jahr; und

(b) in den Fällen, in denen die Berechnungsperiode länger als eine Reguläre Periode ist, die Summe:

(A) der tatsächlichen Anzahl von Tagen in jener Berechnungsperiode, die in die Reguläre Periode fällt, in der sie beginnt, geteilt durch das Produkt aus (1) der tatsächlichen Anzahl von Tagen in der Regulären Periode und (2) der Zahl der Regulären Perioden in jedem Jahr; und

(B) der tatsächlichen Anzahl von Tagen in jener Berechnungsperiode, die in die nächste Reguläre Periode fällt, geteilt durch das Produkt aus (1) der tatsächlichen Anzahl von Tagen in jener Regulären Periode und (2) der Zahl der Regulären Perioden in jedem Jahr;

(ii) wenn „Actual/365" oder „Actual/Actual (ISDA)" angegeben ist, die tatsächliche Zahl von Tagen in der Berechnungsperiode, geteilt durch 365 (oder, falls ein Teil der Berechnungsperiode in ein Schaltjahr fällt, die Summe (A) der tatsächlichen Anzahl von Tagen in der Berechnungsperiode, die in ein Schaltjahr fallen, geteilt durch 366 und (B) der tatsächlichen Anzahl von Tagen für diesen Teil der Berechnungsperiode, der in ein Nichtschaltjahr hineinfällt, geteilt durch 365);

(iii) wenn „Actual/365 (*fixed*) angegeben ist, die tatsächliche Anzahl von Tagen in der Berechnungsperiode geteilt durch 365;

(iv) wenn „Actual/360" angegeben ist, die tatsächliche Anzahl von Tagen in der Berechnungsperiode geteilt durch 360;

(v) wenn „30/360" angegeben ist, die Anzahl von Tagen in der Berechnungsperiode geteilt durch 360 (die Anzahl von Tagen auf Basis eines Jahres von 360 Tagen bestehend aus 12 Monaten zu je 30 Tagen (sofern (i) der letzte Tag der Berechnungsperiode der 31. Tag eines Monats ist, jedoch gleichzeitig der erste Tag der Berechnungsperiode ein anderer als der 30. oder 31. Tag eines Monats ist, gilt in diesem Fall der Monat, in den der letzte Tag hineinfällt, nicht als ein verkürzter Monat mit 30 Tagen, oder (ii) der letzte Tag der Berechnungsperiode der letzte Tag des Monats Februar ist, wobei in diesem Fall der Monat Februar nicht als verlängerter Monat mit 30 Tagen gilt); und

(vi) wenn „30E/360" oder auf Basis von Euroanleihen angegeben ist, die Anzahl der Tage in der Berechnungsperiode geteilt durch 360 (die Anzahl von Tagen auf Basis eines Jahres von 360 Tagen bestehend aus 12 Monaten zu je 30 Tagen ohne Berücksichtigung des Datums des ersten oder letzten Tages der Berechnungsperiode dieses Pfandbriefes, sofern nicht — im Falle der letzten Berechnungsperiode — der Tag der letzten Fälligkeit der letzte Tag des Monats Februar ist, in welchem Falle der Monat Februar nicht als verlängerter Monat mit 30 Tagen gilt).

„Zinszahltag" bedeutet den Tag bzw. die Tage, die im jeweiligen Ergänzungskonditionenblatt angegeben sind oder gemäß den Bestimmungen desselben festgelegt wurden, und falls eine Business Day Convention im jeweiligen Ergänzungskonditionenblatt angegeben ist:

(i) erfolgt die Anpassung des Zinszahltages gemäß der jeweiligen Business Day Convention oder

(ii) falls es sich bei der Business Day Convention um die FRN Convention, Floating Rate Convention oder Eurodollar Convention handelt und ein Intervall einer Anzahl von Kalendermonaten im jeweiligen Ergänzungskonditionenblatt als Festgelegte Zinsperiode angegeben ist, ist es jeder Tag, welcher gemäß der FRN Convention, Floating Rate Convention oder Eurodollar Convention in der Festgelegten Zinsperiode der Kalendermonate nach dem Verzinsungsbeginn (im Falle des ersten Zinszahltages) oder nach dem vorherigen Zinszahltag (in den anderen Fällen) eintritt;

„Zusätzliches Finanzzentrum/Zusätzliche Finanzzentren" bezeichnet die Stadt bzw. die Städte, die im jeweiligen Ergänzungskonditionenblatt angegeben sind.

„Zusätzliches Geschäftszentrum/Zusätzliche Geschäftszentren" bezeichnet die Stadt bzw. die Städte, die im jeweiligen Ergänzungskonditionenblatt angegeben sind.

(b) *Auslegung*: In diesen Emissionsbedingungen:

(i) falls es sich bei den Pfandbriefen um Nullkupon-Pfandbriefe handelt, sind Bezugnahmen auf Zinsscheine und Zinsscheininhaber nicht möglich;

(ii) falls im jeweiligen Ergänzungskonditionenblatt Talons als den Pfandbriefen zum Zeitpunkt der Begebung als beigefügt angegeben sind, gilt eine Bezugnahme auf Zinsscheine als eine Bezugnahme auch auf Talons;

(iii) falls Talons nicht im jeweiligen Ergänzungskonditionenblatt als den Pfandbriefen zum Zeitpunkt der Begebung als beigefügt angegeben sind, ist eine Bezugnahme auf Talons nicht möglich.

(iv) gelten bei einer Bezugnahme auf Kapital der Rückzahlungsbetrag, jegliche zusätzlichen Beträge in Bezug auf Kapital, die gemäß Bedingung 12 (*Besteuerung*) zahlbar sind, jegliche in Bezug auf einen Pfandbrief zahlbaren Beträge und ein anderer Betrag in Form eines Kapitalbetrags, der gemäß diesen Emissionsbedingungen zahlbar ist, als miteingeschlossen;

(v) gelten bei einer Bezugnahme auf Zinsen zusätzliche Beträge in Bezug auf Zinsen, die gemäß Bedingung 12 (*Besteuerung*) zahlbar sind und jeder anderer Betrag in Form von Zinsen, der gemäß diesen Emissionsbedingungen zahlbar ist, als miteingeschlossen.

(vi) sollten Bezugnahmen auf „im Umlauf befindliche" Pfandbriefe gemäß den Bestimmungen des Emissions- und Zahlstellenvertrages ausgelegt werden, und

(vii) falls in Bedingung 2(a) (*Auslegung — Begriffsbestimmungen*) bei einem Begriff angegeben wird, dass dieser die im jeweiligen Ergänzungskonditionenblatt angegebene Bedeutung hat, jedoch im betreffenden Ergänzungskonditionenblatt eine solche Bedeutung nicht festgelegt ist bzw. die Aussage getroffen wird, dass ein solcher Begriff „keine Anwendung findet", so findet dieser Begriff auf die Pfandbriefe keine Anwendung.

3. Form, Stückelung und Eigentum

(a) *Form der Pfandbriefe*: Das Ergänzungskonditionenblatt gibt an, ob die Pfandbriefe als Hypothekenpfandbriefe oder Kommunalschuldverschreibungen (im folgenden auch als „Öffentliche Pfandbriefe" bezeichnet) in Form von Inhaberschuldverschreibungen begeben werden (jeweils ein „Pfandbrief" und zusammen die „Pfandbriefe") und in einer oder mehreren Globalurkunden (jeweils eine „Globalurkunde" — dieser Begriff bedeutet, soweit im jeweiligen Ergänzungskonditionenblatt angegeben, dass die TEFRA D Regeln anwendbar sind, jede Vorläufige Globalurkunde („Vorläufige Globalurkunde") und permanente Globalurkunde („Permanente Globalurkunde")) verbrieft sein können, und, soweit das auf eine Tranche anwendbare Ergänzungskonditionenblatt angibt, dass die TEFRA C Regeln anwendbar sind, sind alle als permanente Globalurkunde („Permanente Globalurkunde") verbrieft. Für die Pfandbriefe werden weder Einzelurkunden noch Zinsscheine ausgegeben.

(b) *Hinterlegung*: Jede Globalurkunde wird bei der Clearstream Banking AG Frankfurt am Main („CBF") oder einem gemeinsamen Verwahrer für Euroclear Bank S.A./N.V., als Betreiber des Euroclear Systems („Euroclear") und Clearstream Banking, société anonyme, Luxemburg („CBL") oder bei einem oder mehreren anderen im entsprechenden Ergänzungskonditionenblatt angegebenen anderen Clearing-System/en hinterlegt.

(c) *Unterschriftenbevollmächtigung*: Jede Globalurkunde trägt die Unterschriften zweier Unterschriftenbevollmächtigter im Auftrag der Emittentin (diese Unterschriften können Faksimile-Unterschriften sein) und die eigenhändige Unterschrift des durch das Bundesaufsichtsamt für das Kreditwesen oder, sofern zutreffend, die zuständige deutsche Aufsichtsbehörde für die Emittentin bestellten gesetzlichen Treuhänders. Jeder bei einem gemeinsamen Verwahrer für Euroclear und CBL zu hinterlegende Pfandbrief trägt außerdem die eigenhändige Unterschrift eines Kontrollbeauftragten der Hauptzahlstelle.

(d) *Verbriefung*: Die Pfandbriefe sind, soweit im betreffenden Ergänzungskonditionenblatt angegeben ist, dass die TEFRA D Regeln anwendbar sind, bei Ausgabe in einer Vorläufigen Globalurkunde oder, soweit im

betreffenden Ergänzungskonditionenblatt angegeben ist, dass die TEFRA C Regeln anwendbar sind, in einer Permanenten Globalurkunde verbrieft.

(e) *Soweit im Ergänzungskonditionenblatt angegeben ist, dass die TEFRA D Regeln anwendbar sind*:

(i) Der Austausch einer Vorläufigen Globalurkunde gegen eine Permanente Globalurkunde erfolgt nur am oder nach dem Austauschdatum, wie im Ergänzungskonditionenblatt angegeben, und unter der Voraussetzung, dass eine Bestätigung bezüglich des wirtschaftlichen Eigentums nach Maßgabe der U.S. Treasury Regulations (im wesentlichen in der auf der Vorläufigen Globalurkunde ausgeführten Form oder in einer anderen üblicherweise in einem solchen Fall durch das jeweilige Clearing-System ausgegebenen Form) eingegangen ist.

(ii) Der Inhaber einer Vorläufigen Globalurkunde hat (es sei denn, bei ordnungsgemäßer Vorlage dieser Vorläufigen Globalurkunde im Austausch (insgesamt, nicht jedoch nur teilweise) gegen eine Permanente Globalurkunde oder gegen Auslieferung von Einzelurkunden wird ein solcher Austausch oder eine solche Auslieferung unrechtmäßig zurückgehalten oder verweigert und dauert dieser Zurückbehalt oder diese Verweigerung zum jeweiligen Zahlungstermin an) aus der Vorläufigen Globalurkunde keinen Anspruch auf Erhalt einer Zahlung im Hinblick auf die in dieser Vorläufigen Globalurkunde verbrieften Pfandbriefe, die am oder nach dem Austauschdatum fällig wird, und kein Recht zur Ausübung einer Option nach dem Austauschdatum.

(iii) Falls ein Tag, an dem eine Zinszahlung auf die Pfandbriefe einer Tranche fällig wird, in einen Zeitraum fällt, in dem die Pfandbriefe dieser Tranche in einer Vorläufigen Globalurkunde verbrieft sind, erfolgt die entsprechende Zinszahlung auf die Vorläufige Globalurkunde nur insoweit eine Bestätigung bezüglich des wirtschaftlichen Eigentums derselben nach Maßgabe der U.S. Treasury Regulations (im wesentlichen in der auf der Vorläufigen Globalurkunde ausgeführten Form oder in einer üblicherweise in einem solchen Fall durch das jeweilige Clearing-System ausgegebenen Form) bei der CBF oder bei einem gemeinsamen Verwahrer für Euroclear und CBL oder bei einem entsprechenden Clearing-System eingegangen ist. Zahlungen fälliger Beträge in Bezug auf eine Permanente Globalurkunde oder eine Vorläufige Globalurkunde erfolgen über die CBF, Euroclear oder CBL oder ein anderes entsprechendes Clearing-System, ohne dass eine Bestätigung erforderlich ist.

(f) *Stückelung der Pfandbriefe*: Pfandbriefe lauten auf diejenige Stückelung, die im jeweiligen Ergänzungskonditionenblatt angegeben ist. Werden in einer Serie von Pfandbriefen, Pfandbriefe mit unterschiedlicher Stückelung ausgegeben, so sind Pfandbriefe einer bestimmten Stückelung nicht gegen Pfandbriefe einer anderen Stückelung austauschbar.

(g) *Eigentum*: Das Eigentum an den Pfandbriefen wird durch Übereinkunft über die Übertragung des Eigentumsrechts und Übergabe der Urkunde übertragen. Jeder Pfandbriefinhaber (gleich ob der Pfandbrief fällig ist oder nicht und ungeachtet eines Eigentums-, Treuhand- oder Anteilsvermerks daran oder eines anderen Vermerkes darauf, wie auch ungeachtet eines Vermerks eines vorherigen Diebstahls oder Verlusts desselben) gilt (soweit gesetzlich nicht etwas anderes vorgeschrieben ist) als alleiniger Eigentümer und keine Person haftet dafür, dass er einen Pfandbriefinhaber als Eigentümer von Pfandbriefen behandelt. Niemand hat das Recht, eine Bedingung irgendeines Pfandbriefs gemäß dem Vertragsgesetz von 1999 (*Contracts (Rights of Third Parties) Act of 1999*) durchzusetzen.

(h) *Raten-Pfandbriefe*: Die Pfandbriefe, bei denen der Nennbetrag in Raten rückzahlbar ist (der „Raten-Pfandbrief"), sind rückseitig mit einem Vordruck für die Erfassung von Kapitalrückzahlungen zu versehen.

4. Status der Pfandbriefe

Die Pfandbriefe stellen direkte, unbedingte und nicht nachrangige Verpflichtungen der Emittentin dar und sind jederzeit untereinander ohne Vorzug gleichberechtigt. Die Pfandbriefe sind durch einen Deckungsstock gemäß des Hypothekenbankgesetzes gedeckt und stehen mit allen anderen Verpflichtungen der Emittentin aus Hypothekenpfandbriefen oder Öffentlichen Pfandbriefen bzw. anderen Pfandbriefen im gleichen Rang.

5. Bestimmungen über festverzinsliche Pfandbriefe

(a) *Anwendung*: Diese Bedingung 5 (*Bestimmungen über festverzinsliche Pfandbriefe*) findet nur dann auf die Pfandbriefe Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über festverzinsliche Pfandbriefe Anwendung finden.

(b) *Zinslauf*: Die Zinsen laufen auf den Nennbetrag jedes Pfandbriefs oder, im Falle eines Raten-Pfandbriefs, auf jede Kapitalrate oder, im Falle eines teileingezahlten Pfandbriefs, auf den eingezahlten Nennbetrag dieses Pfandbriefs, oder anderenfalls wie im betreffenden Ergänzungskonditionenblatt angegeben auf. Die Pfandbriefe erbringen ab dem Verzinsungsbeginn zu dem Zinssatz Zinsen, die nachträglich an jedem Zinszahltag, vorbehaltlich der Bestimmungen der Bedingung 10 (*Zahlungen*), zahlbar sind. Der Zinslauf auf die Pfandbriefe endet am Fälligkeitstag der Rückzahlung (oder, im Falle eines Raten-Pfandbriefs, für jede Kapitalrate am Fälligkeitstag ihrer Zahlung), es sei denn, die vollständige Zahlung des Rückzahlungsbetrag bzw. die betreffende Rate wird, bei ordnungsgemäßer Vorlage, unrechtmäßig einbehalten oder verweigert, wobei in diesem Fall die Pfandbriefe weiterhin entsprechend dieser Bedingung 5 (*Bestimmungen über festverzinsliche Pfandbriefe*) bis zum früheren der beiden folgenden Zeitpunkte verzinst werden (und zwar auch nach oder vor etwaigen Forderungen oder Urteile): (i) der Tag an dem alle Beträge, die in Zusammenhang mit dem Pfandbrief bis zu diesem Tage zu zahlen sind, von dem oder im Namen des betreffenden Pfandbriefinhaber empfangen werden, und (ii) der Tag, der sieben Tage nach dem Tag liegt, an dem die Hauptzahlstelle oder, sofern zutreffend die Deutsche Hauptzahlstelle die betreffenden Pfandbriefinhaber gemäß Bedingung 15 (*Bekanntmachungen*) darüber in Kenntnis gesetzt hat, dass sie alle Beträge, die in Zusammenhang mit den Pfandbriefen bis zu diesem siebten Tag zu zahlen sind, erhalten hat (außer im Fall eines nachfolgenden Zahlungsverzugs).

(c) *Festgelegter Zinsbetrag*: Der zahlbare Zinsbetrag in Bezug auf jeden Pfandbrief für die jeweilige Zinsperiode ist der betreffende Festgelegte Zinsbetrag oder, falls die Pfandbriefe in mehr als einer Stückelung verfügbar sind, der entsprechend auf diese Stückelung entfallende Festgelegte Zinsbetrag.

(d) *Berechnung des Zinsbetrags*: Der für einen Zeitraum zahlbare Zinsbetrag in Bezug auf jeden Pfandbrief, für den kein Festgelegter Zinsbetrag angegeben ist, errechnet sich aus dem Zinssatz auf den Nennbetrag des betreffenden Pfandbriefs, der Multiplikation dieses Produktes mit dem jeweiligen Zinstagequotienten und Runden des Ergebnisses auf die kleinste Untereinheit der Festgelegten Währung (im Falle einer halben Untereinheit erfolgt das Aufrunden). Zu diesem Zwecke ist eine „Untereinheit" im Falle einer anderen Währung als Euro, der niedrigste Betrag einer solchen Währung, die als gesetzliche Währung im Land einer solchen Währung erhältlich ist, zu verstehen. Im Falle des Euro, bezeichnet es einen Cent.

6. Bestimmungen über variabel verzinsliche Pfandbriefe und indexgebundene verzinsliche Pfandbriefe

(a) *Anwendung*: Diese Bedingung 6 (*Bestimmungen über variabel verzinsliche Pfandbriefe und indexgebundene verzinsliche Pfandbriefe*) findet nur dann auf Pfandbriefe Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über variabel verzinsliche Pfandbriefe oder indexgebundene verzinsliche Pfandbriefe Anwendung finden.

(b) *Zinslauf*: Die Zinsen laufen auf den Nennbetrag jedes Pfandbriefs oder, im Falle eines Raten-Pfandbriefs, auf jede Kapitalrate oder, im Falle eines teileingezahlten Pfandbriefs, auf den eingezahlten Nennbetrag dieses Pfandbriefs, oder anderenfalls wie im betreffenden Ergänzungskonditionenblatt angegeben auf. Die Pfandbriefe erbringen ab den Verzinsungsbeginn zu dem Zinssatz Zinsen, die nachträglich an jedem Zinszahltag, vorbehaltlich der Bestimmungen der Bedingung 11 (*Zahlungen*), zahlbar sind. Der Zinslauf auf die Pfandbriefe endet am Fälligkeitstag der Rückzahlung (oder, im Falle eines Raten-Pfandbriefs, für jede Kapitalrate am Fälligkeitstag ihrer Zahlung), es sei denn, die vollständige Zahlung des Rückzahlungsbetrag bzw. die betreffende Rate wird bei ordnungsgemäßer Vorlage unrechtmäßig verweigert oder einbehalten, in welchem Fall die Pfandbriefe weiterhin entsprechend dieser Bedingung 6 (*Bestimmungen über variabel verzinsliche Pfandbriefe und indexgebundene verzinsliche Pfandbriefe*) bis zum früheren der folgenden Zeitpunkte verzinst werden (und zwar auch nach oder vor etwaigen Forderungen oder Urteile): (i) der Tag an dem alle Beträge, die in Zusammenhang mit dem Pfandbrief bis zu diesem Tage zu zahlen sind, von dem oder im Namen des betreffenden Pfandbriefinhaber empfangen wurden, und (ii) der Tag, der sieben Tage nach dem Tag liegt, an dem die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle die betreffenden Pfandbriefinhaber gemäß Bedingung 15 (*Bekanntmachungen*) darüber in Kenntnis gesetzt hat, dass sie alle Beträge, die in Zusammenhang mit den Pfandbriefen bis zu dem siebten Tag zu zahlen sind, erhalten hat (außer im Fall eines nachfolgenden Zahlungsverzugs).

(c) *Bildschirmfestlegung*: Falls die Festlegung des Bildschirmsatzes im jeweiligen Ergänzungskonditionenblatt als Berechnungsmethode für den Zinssatz bzw. die Zinssätze angegeben wurde, berechnet sich der auf die Pfandbriefe anzuwendende Zinssatz für die jeweilige Zinsperiode durch die Berechnungsstelle wie folgt:

(i) falls der Referenzsatz ein zusammengefasster Kurs ist oder üblicherweise durch eine Einheit bereitgestellt wird, ermittelt die Berechnungsstelle den Referenzsatz, der auf der Relevanten Bildschirmseite zum Relevanten Zeitpunkt zum betreffenden Zinsberechnungstermin angezeigt wird;

(ii) in jedem anderen Fall ermittelt die Berechnungsstelle das arithmetische Mittel der Referenzsätze, die auf der Relevanten Bildschirmseite zum Relevanten Zeitpunkt zum Relevanten Zinsberechnungstermin angezeigt werden;

(iii) falls wie im vorstehenden Fall (i) kein solcher Satz auf jener Seite erscheint, wenn wie im vorstehenden Fall (ii) weniger als zwei solcher Sätze auf einer solchen Seite erscheinen oder wenn in beiden Fällen die Relevante Bildschirmseite nicht verfügbar ist, wird die Berechnungsstelle:

(A) von der Hauptniederlassung jeder Referenzbank am Relevanten Finanzzentrum die Stellung des Referenzsatzes im Interbankenmarkt des Relevanten Finanzzentrums gegenüber erstklassigen Banken ungefähr zum Relevanten Zeitpunkt des Zinsberechnungstermins für einen Betrag anfordern, der für eine einzelne Transaktion auf diesem Markt zu diesem Zeitpunkt repräsentativ ist, sowie

(B) das arithmetische Mittel dieser Referenzsätze ermitteln, und

(iv) falls trotz Anforderung weniger als zwei Referenzsätze bereitgestellt werden, ermittelt die Berechnungsstelle das arithmetische Mittel der Sätze (die, wie von der Berechnungsstelle ermittelt, dem Referenzsatz am nächsten sind), die von durch die Berechnungsstelle benannte Großbanken im Hauptfinanzzentrum der Festgelegten Währung um ca. 11:00 Uhr (Ortszeit des Hauptfinanzzentrums der Festgelegten Währung) am ersten Tag der betreffenden Zinsperiode für Darlehen in der Festgelegten Währung an führende europäische Banken für einen Zeitraum, der der betreffenden Zinsperiode entspricht, und für einen Betrag gestellt werden, der für eine einzelne Transaktion auf diesem Markt zu diesem Zeitpunkt repräsentativ ist,

und der Zinssatz für diese Zinsperiode ist die Summe der Marge und des Satzes oder (sofern zutreffend) das auf diese Weise ermittelte arithmetische Mittel, *wobei jedoch gilt, dass* für den Fall, dass die Berechnungsstelle nicht in der Lage ist, einen Satz oder, sofern zutreffend, ein arithmetisches Mittel gemäß der oben genannten Regelung in Bezug auf eine jegliche Zinsperiode zu ermitteln, so soll in der genannten Zinsperiode derjenige Zinssatz auf die Pfandbriefe Anwendung finden, der sich aus der Summe der Marge und des Satzes oder, sofern zutreffend, des arithmetischen Mittels errechnet, die für die vorhergehende Zinsperiode für Pfandbriefe festgesetzt wurde.

(d) *ISDA-Festlegung*: Falls die Ermittlung nach ISDA im jeweiligen Ergänzungskonditionenblatt als Berechnungsmethode für den Zinssatz bzw. die Zinssätze angegeben wurde, berechnet sich der auf Pfandbriefe anwendbare Zinssatz für die jeweilige Zinsperiode aus der Summe der Marge und des betreffenden ISDA-Satzes, wobei hier der „ISDA-Satz" in Bezug auf eine beliebige Zinsperiode einen Satz bezeichnet, der dem variablen Satz (im Sinne der ISDA-Definitionen) entspricht, der von der Berechnungsstelle im Rahmen einer Zinsswap-Transaktion bestimmt werden würde, falls die Berechnungsstelle als Berechnungsstelle für diese Zinsswap-Transaktion im Rahmen eines Vertrags auftritt, der die ISDA-Definitionen einbezieht und im Rahmen dessen:

(i) die Floating Rate-Option (im Sinne der ISDA-Definitionen) ist bestimmt, wie im jeweiligen Ergänzungskonditionenblatt angegeben;

(ii) die vorgesehene Endfälligkeit (im Sinne der ISDA-Definitionen) ein im jeweiligen Ergänzungskonditionenblatt angegebener Zeitraum ist; und

(iii) der maßgeblichen Neufestsetzungstag (im Sinne der ISDA-Definitionen) entweder

(A) der erste Tag dieser Zinsperiode ist, falls die relevante Floating Rate-Option auf dem Londoner Interbanken Angebotssatz (LIBOR) für eine Währung basiert, oder

(B) in allen anderen Fällen, wie im jeweiligen Ergänzungskonditionenblatt angegeben ist.

(e) *Indexgebundener Zinssatz*: Falls die Bestimmungen über indexgebundene verzinsliche Pfandbriefe im jeweiligen Ergänzungskonditionenblatt als anwendbar angegeben sind, wird der auf die Pfandbriefe

anzuwendende Zinssatz bzw. werden die auf die Pfandbriefe anzuwendenden Zinssätze für jede Zinsperiode in der im jeweiligen Ergänzungskonditionenblatt angegebenen Weise ermittelt.

(f) *Höchst- und Mindestzinssatz*: Falls im jeweiligen Ergänzungskonditionenblatt ein Höchst- oder Mindestzinssatz angegeben ist, so ist der Zinssatz in keinem Fall höher als der angegebene Höchstwert bzw. niedriger als der angegebene Mindestwert.

(g) *Berechnung des Zinsbetrages*: Die Berechnungsstelle wird baldmöglichst nach dem Termin, an dem der Zinssatz in Bezug auf die jeweilige Zinsperiode bestimmt werden muss, den Zinsbetrag, der in Bezug auf den jeweiligen Pfandbrief für diese Zinsperiode zu zahlen ist, berechnen. Der Zinsbetrag errechnet sich aus dem Zinssatz für die betreffende Zinsperiode auf den Nennbetrag des Pfandbriefes während dieser Zinsperiode und der Multiplikation dieses Produktes mit dem jeweiligen Zinstagequotienten.

(h) *Berechnung sonstiger Beträge*: Falls im jeweiligen Ergänzungskonditionenblatt angegeben ist, dass sonstige Beträge von der Berechnungsstelle zu berechnen sind, wird die Berechnungsstelle baldmöglichst nach dem Termin oder den Terminen, an denen einer dieser Beträge bestimmt werden soll, den betreffenden Betrag berechnen. Der betreffende Betrag wird durch die Berechnungsstelle in der im jeweiligen Ergänzungskonditionenblatt angegebenen Weise berechnet.

(i) *Bekanntmachung*: Die Berechnungsstelle wird dafür Sorge tragen, dass jeder Zinssatz und Zinsbetrag, der durch sie ermittelt wird, zusammen mit dem maßgeblichen Zinszahltag sowie jeden anderen Betrag oder jede anderen Beträge samt maßgeblichen Zahlungstermin, der/die durch sie zu berechnen ist/sind, der Emittentin, der Zahlstelle und, sofern zutreffend, jeder Zulassungsstelle, Börse und/oder jedem Notierungssystem, durch die oder durch das die Pfandbriefe zur Zulassung, zum Handel oder zur Notierung zugelassen sind, unverzüglich nach der Ermittlung mitgeteilt wird, jedoch (für den Zinssatz, Zinsbetrag und Zinszahltag) keinesfalls später als am ersten Tag der relevanten Zinsperiode. Diese Berechnung wird sogleich den Pfandbriefinhabern unverzüglich mitgeteilt. Für den Fall einer Verlängerung oder Verkürzung der betreffenden Zinsperiode ist die Berechnungsstelle berechtigt, ohne Mitteilung jeden Zinsbetrag (auf der Basis der vorhergehenden Bestimmungen) neu zu berechnen.

(j) *Mitteilungen*: Alle Mitteilungen, Einschätzungen, Festlegungen, Bescheinigungen, Berechnungen, Gebote und Entscheidungen, die von der Berechnungsstelle im Zusammenhang mit dieser Bedingung durch die Berechnungsstelle gemacht, abgegeben, vorgenommen bzw. von dieser erhalten wurden, sind (sofern kein offensichtlicher Irrtum vorliegt) für die Emittentin, die Zahlstellen, und die Pfandbriefinhaber verbindlich. Vorbehaltlich des Vorstehenden trifft die Berechnungsstelle keine Haftung gegenüber einer dieser Personen in Zusammenhang mit der Ausübung oder Nichtausübung ihrer Rechte, Pflichten und ihres Ermessens für diese Zwecke.

7. Bestimmungen über Nullkupon-Pfandbriefe

(a) *Anwendung*: Diese Bedingung 7 (*Bestimmungen über Nullkupon-Pfandbriefe*) findet nur dann auf die Pfandbriefe Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über Nullkupon-Pfandbriefe Anwendung finden.

(b) *Verspätete Zahlung auf Nullkupon-Pfandbriefe*: Wird der Rückzahlungsbetrag, der in Bezug auf einen Nullkupon-Pfandbrief zahlbar ist, missbräuchlich einbehalten oder verweigert, entspricht der Rückzahlungsbetrag danach der Summe aus:

(i) dem Referenzpreis; und

(ii) dem Produkt der Aufgelaufene Rendite (jährlich kapitalisiert) bezogen auf den Referenzpreis auf Basis des relevanten Zinstagequotienten beginnend ab dem Begebungstag (einschließlich) bis zu dem früheren der beiden folgenden Termine (ausschließlich): (i) der Tag, an dem alle Beträge, die im Zusammenhang mit den Pfandbriefen bis zu diesem Tage zu zahlen sind, von dem oder im Namen des betreffenden Pfandbriefinhabers empfangen werden, und (ii) dem Tag, der sieben Tage nach dem Tag liegt, an dem die Hauptzahlstelle oder, sofern zutreffend, die Deutsche Hauptzahlstelle die betreffenden Pfandbriefinhaber darüber in Kenntnis gesetzt hat, dass sie alle Beträge, die im Zusammenhang mit den Pfandbriefen bis zu diesem siebten Tag zu zahlen sind, erhalten hat (außer im Falle eines nachfolgenden Zahlungsverzugs).

8. Bestimmungen über Doppelwährungs-Pfandbriefe

(a) *Anwendung*: Diese Bedingung 8 (*Bestimmungen über Doppelwährungs-Pfandbriefe*) findet nur dann auf die Pfandbriefe Anwendung, wenn im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die Bestimmungen über Doppelwährungs-Pfandbriefe Anwendung finden.

(b) *Zinssatz*: Falls der Zinssatz oder -betrag nicht durch Bezugnahme auf einen Wechselkurs ermittelt wird, wird der Zinssatz oder -betrag in der im jeweiligen Ergänzungskonditionenblatt angegebenen Weise berechnet.

9. Rückzahlung und Rückkauf

(a) *Planmäßige Rückzahlung*: Soweit nicht bereits zurückgezahlt oder zurückgekauft und entwertet, wird jeder Pfandbrief am Endfälligkeitstag zu seinem Rückzahlungsbetrag bei Endfälligkeit (oder, im Falle von Raten-Pfandbriefen, in der Zahl von Raten und der Höhe von Beträgen, wie im betreffenden Ergänzungskonditionenblatt angegeben) zurückgezahlt, vorbehaltlich der Bestimmungen in Bedingung 10 (*Zahlungen*).

(b) *Rückzahlungsoption der Emittentin*: Falls im betreffenden Ergänzungskonditionenblatt festgelegt ist, dass die vorzeitige Rückzahlungsoption (Call) Anwendung findet, kann die Emittentin die Pfandbriefe an einem Vorzeitigen Rückzahlungstermin (Call) durch unwiderrufliche, mit einer Frist von mindestens 30 Tagen auszustattende Benachrichtigung an die Pfandbriefinhaber ganz oder (falls im betreffenden Ergänzungskonditionenblatt bestimmt) teilweise zum Vorzeitigen Rückzahlungsbetrag (Call) zurückzahlen abzüglich, im Falle eines Raten-Pfandbriefs, dem Gesamtbetrag aller aufgrund einer anderen Bestimmung vor dem Rückzahltag fällig und zahlbar gewordenen Raten in Bezug auf diesen Pfandbrief (dieser Betrag bleibt, insoweit er dann nicht gezahlt wurde, fällig und zahlbar) (wobei die unwiderrufliche Benachrichtigung an die betreffenden Pfandbriefinhaber die Emittentin dazu verpflichtet, die Pfandbriefe bzw. die durch diese Benachrichtigung bestimmten Pfandbriefe an dem betreffenden Vorzeitigen Rückzahlungstermin (Call) zum Vorzeitigen Rückzahlungsbetrag (Call), zuzüglich, sofern zutreffend, bis zu diesem Termin aufgelaufene Zinsen zurückzuzahlen.

(c) *Teilrückzahlung*: Falls die Pfandbriefe nur zum Teil zu einem Datum gemäß Bedingung 9(b) (*Rückzahlungsoption der Emittentin*) zurückzuzahlen sind, müssen die rückzahlbaren Pfandbriefe durch Auslosung an einem Ort, der von der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle bestimmt wird und nach einem Verfahren, das von der Hauptzahlstelle oder, sofern zutreffend, der Deutschen Hauptzahlstelle für angemessen gehalten wird, vorbehaltlich der Einhaltung aller anwendbaren Gesetze und, sofern zutreffend, Vorschriften jeder Zulassungsstelle, Börse und/oder Notierungssystem an der die betreffenden Pfandbriefe etwa zugelassen, gehandelt oder notiert sind, bestimmt werden. Die Benachrichtigung der betreffenden Pfandbriefinhaber, die gemäß Absatz 9(b) (*Rückzahlungsoption der Emittentin*) vorzunehmen ist, muss die Seriennummern der Pfandbriefe angeben, auf die eine Rückzahlung erfolgt. Falls ein Höchst- oder Mindestrückzahlungsbetrag im betreffenden Ergänzungskonditionenblatt bestimmt ist, darf der Vorzeitige Rückzahlungsbetrag (Call) diesen bestimmten Höchstbetrag nicht übersteigen bzw. diesen bestimmten Mindestbetrag nicht untersteigen.

(d) *Keine sonstige Rückzahlung*: Die Emittentin ist nicht berechtigt, die Pfandbriefe in einer anderen als in den vorstehenden Absätzen (a) bis (c) angegeben Art zurückzuzahlen.

(e) *Vorzeitige Rückzahlung von Nullkupon-Pfandbriefen*: Sofern im betreffenden Ergänzungskonditionenblatt nicht anders angegeben, entspricht der Rückzahlungsbetrag, der bei der Rückzahlung eines Nullkupon-Pfandbriefes zu einem Zeitpunkt vor dem Endfälligkeitstag zahlbar ist, der Summe aus:

(i) dem Referenzpreis; und

(ii) dem Produkt aus der Aufgelaufene Rendite (jährlich kapitalisiert) bezogen auf den Referenzpreis beginnend ab dem Begebungstag (einschließlich) bis zu dem für die Rückzahlung festgelegten Termin (ausschließlich) oder (sofern zutreffend) dem Tag, an dem der Pfandbrief fällig und zahlbar wird.

Erfolgt eine solche Berechnung für einen Zeitraum, der keinen vollen Jahreszeitraum darstellt, so erfolgt die Berechnung für den Zeitraum von weniger als einem Jahr auf Basis des Zinstagequotienten wie er im Ergänzungskonditionenblatt zum Zwecke dieser Bedingung 9(e) angegeben ist oder, falls keiner angegeben ist, eines Zinstagequotienten von 30E/360.

(f) *Rückkauf von Pfandbriefen*: Die Emittentin kann jederzeit Pfandbriefe auf dem öffentlichen Markt oder in anderer Weise zu jedem Preis erwerben.

(g) *Entwertung zurückgezahlter Pfandbriefe*: Alle in Übereinstimmung mit dieser Bedingung von der Emittentin zurückgezahlten oder zurückgekauften, noch nicht fälligen Pfandbriefe werden unverzüglich entwertet und dürfen nicht wieder ausgegeben oder weiterverkauft werden.

10. Zahlungen

(a) *Kapital*: Die Zahlung des Kapitals erfolgt nur gegen Vorlage und (außer im Falle einer Teilrückzahlung, was, im Fall eines Raten-Pfandbriefs, die Zahlung einer anderen Rate als der letzten beinhaltet) Aushändigung der betreffenden Pfandbriefe bei der Hauptniederlassung der Emittentin, im Falle von Pfandbriefen, die bei der CBF gehalten werden, sonst bei der Bezeichneten Geschäftsstelle einer der Zahlstellen außerhalb der Vereinigten Staaten per Scheck, der in der Währung ausgestellt ist, in der die Zahlung fällig ist (im Falle von Zahlung in japanischen *Yen* an einen Nicht-Gebietsansässigen Japans, gezogen auf eine zugelassene Devisenbank), sonst durch Überweisung auf ein Konto, das in der gleichen Währung geführt ist (oder, im Falle von Euro, jegliches anderes Konto auf das Beträge in Euro gutgeschrieben bzw. überwiesen werden können) (im Falle von Zahlung in japanischen *Yen* an einen Nicht-Gebietsansässigen Japans, ein durch den Zahlungsempfänger benanntes Auslandskonto bei einer zugelassene Devisenbank) und vom Zahlungsempfänger bei einer Bank, die im Hauptfinanzzentrum der Währung ansässig ist, geführt wird (im Falle eines Schecks, der in *Sterling* ausgestellt ist bei einer *town clearing branch* einer Bank in der City of London).

(b) *Zinszahlungen*: Die Zahlung von Beträgen in Bezug auf Zinsen auf die Pfandbriefe erfolgt, soweit im betreffenden Ergänzungskonditionenblatt angegeben ist, dass die TEFRA D Regeln anwendbar sind, gegen Vorlage der Vorläufigen Globalurkunde (nach ordnungsgemäßer in diesen Emissionsbedingungen vorgeschriebener Bestätigung) oder der Permanenten Globalurkunde oder, soweit im betreffenden Ergänzungskonditionenblatt angegeben ist, dass die TEFRA C Regeln anwendbar sind, gegen Vorlage der Permanenten Globalurkunde bei der Hauptniederlassung der Emittentin im Falle von Pfandbriefen, die bei der CBF gehalten werden oder, im Falle von Pfandbriefen, die an keiner Börse, Zulassungsstelle oder Notierungssystem in Deutschland zugelassen oder notiert sein sollen, bei der Bezeichneten Geschäftsstellen einer der Zahlstellen außerhalb der Vereinigten Staaten in der in Absatz (a) bezeichneten Weise.

(c) *Zahlungen in New York City*: Zahlungen auf das Kapital und von Zinsen können bei einer Bezeichneten Geschäftsstellen einer Zahlstelle in New York City erfolgen, wenn (i) die betreffenden Pfandbriefe auf US-Dollar ausgestellt oder in US-Dollar zahlbar sind (ausgenommen solche Pfandbriefe, die bei der CBF gehalten werden und von einer deutschen Zulassungsstelle, Börse und/oder Notierungssystem zugelassen oder notiert sind), (ii) die Emittentin eine Zahlstelle außerhalb der Vereinigten Staaten in der angemessenen Erwartung bestimmt hat, dass diese Zahlstelle den vollen Betrag der fälligen Zinsen auf Pfandbriefe in der Währung zahlen kann, in der dieser Betrag zu zahlen ist, (iii) die vollständige Zahlung dieser Zinsen in den Niederlassungen aller angegebenen Zahlstellen rechtswidrig oder durch Devisenkontrollen oder andere vergleichbare Beschränkungen ausgeschlossen ist und (iv) die Zahlung nach anwendbarem Recht der Vereinigten Staaten zulässig ist. Für den Fall, dass die Ziffern (ii), (iii) und (iv) des vorstehenden Satzes Anwendung finden, wird die Emittentin unverzüglich eine Zahlstelle mit Bezeichneter Geschäftsstelle in New York City benennen.

(d) *Verhältnis der Zahlungen zu steuerrechtlichen Vorschriften*: Alle Zahlungen in Bezug auf die Pfandbriefe unterliegen unbeschadet der von Bedingung 12 (*Besteuerung*) getroffenen Bestimmungen in jedem Fall den jeweils am Zahlungsort anwendbaren abgabe- und steuerrechtlichen sowie sonstigen Gesetzen und Vorschriften. Im Hinblick auf diese Zahlungen werden keinerlei Provisionen oder Kosten von den Pfandbriefinhabern erhoben.

(e) *Zahlungen an Geschäftstagen*: Falls der Fälligkeitstag für die Zahlung fälliger Beträge in Bezug auf einen Pfandbrief kein Zahltag am Ort der Vorlegung ist, hat der Pfandbriefinhaber keinen Anspruch auf Zahlung des fälligen Betrages vor dem nächsten Zahltag an diesem Ort. Im Hinblick auf diese Verzögerung hat der Pfandbriefinhaber auch keinen weiteren Zahlungsanspruch, wie z.B. auf Zahlung von Zinsen.

(f) *Teilzahlungen*: Falls eine Zahlstelle eine Teilzahlung auf einen Pfandbrief vornimmt, der ihr zur Zahlung vorgelegt wird, so vermerkt sie auf der Urkunde die Höhe des gezahlten Betrages, sowie das Datum der getätigten Zahlung.

11. Vorlegungsfrist

(a) Die Vorlegungsfrist für die Pfandbriefe gemäß § 801 Absatz 1 Satz 1 des Bürgerlichen Gesetzbuches wird auf zehn Jahre verkürzt.

(b) Die Emittentin kann Kapital und Zinsen, die nicht innerhalb von 12 Monaten nach dem Relevanten Termin durch die Pfandbriefinhaber beansprucht werden, beim Amtsgericht Frankfurt am Main hinterlegen, womit der Anspruch auf Rücknahme dieser Gelder erlischt. Diese Hinterlegung erfolgt auf Gefahr und Kosten dieser Pfandbriefinhaber.

12. Besteuerung

Alle Zahlungen von Kapital und Zinsen in Bezug auf die Pfandbriefe von oder im Namen der Emittentin werden frei und ohne Einbehalt oder Abzug von oder wegen gegenwärtigen oder künftigen Steuern, Abgaben, Veranlagungen oder behördlichen Abgaben, gleich welcher Art, gezahlt, die durch oder in der Rechtsordnung des Gründungsstaats der Emittentin oder eine Gebietskörperschaft oder eine zur Steuererhebung ermächtigten Behörde dieses Gründungsstaats auferlegt, erhoben, eingezogen, einbehalten, bemessen oder berechnet werden, es sei denn, der Einbehalt oder Abzug ist gesetzlich vorgeschrieben.

13. Zahl- und Berechungsstellen

(a) Bei Ausübung ihrer Rechten und Pflichten unter dem Emissions- und Zahlstellenvertrag und in Zusammenhang mit den Pfandbriefen handeln die Zahlstellen ausschließlich im Auftrag der Emittentin und übernehmen keine Verpflichtungen oder ein Auftrags- oder Treuhandverhältnis gegenüber einem Pfandbriefinhaber.

(b) Die anfänglichen Zahlstellen und deren Bezeichnete Geschäftsstelle sind unten aufgeführt. Die anfängliche Berechnungsstelle (sofern zutreffend) ist im relevanten Ergänzungskonditionenblatt benannt. Die Emittentin behält sich das Recht vor, jederzeit und in Bezug auf jede Zahlstelle die Bestellung zu modifizieren oder zu widerrufen und einen Nachfolger als Hauptzahlstelle, Berechnungsstelle oder Deutschen Hauptzahlstelle sowie zusätzliche oder nachfolgende Zahlstellen zu bestellen, vorausgesetzt, dass

(i) sie jederzeit eine Hauptzahlstelle und eine Deutsche Hauptzahlstelle unterhält;

(ii) sie jederzeit eine Zahlstelle (diese kann die Hauptzahlstelle oder, soweit zutreffend, die Deutsche Hauptzahlstelle sein) mit einer Bezeichneten Geschäftsstelle in Kontinentaleuropa bereit hält;

(iii) wenn die Ergebnisse der Versammlung des ECOFIN Rates vom 26. – 27. November 2000 umgesetzt werden, sie sicherstellt, dass sie eine Zahlstelle in einem Mitgliedstaat der EU bereit hält, dessen Staat nicht dazu verpflichtet ist, infolge einer EU Richtlinie bezüglich der Besteuerung von Kapitaleinkünften oder infolge sonstiger Gesetze, die diese Feststellungen implementiert oder diesen entspricht oder das zum Einwilligen in diese Richtlinie eingeführt wird, Steuern an der Quelle abzuziehen oder abzurechnen;

(iv) sie jederzeit eine Berechnungsstelle unterhält, wenn eine Berechnungsstelle im betreffenden Ergänzungskonditionenblatt festgelegt ist;

(v) wenn und so lange Pfandbriefe an einer Zulassungsstelle, Börse und/oder Notierungssystem zugelassen, notiert oder gehandelt werden, die/das die Bestellung einer Zahlstelle an einem bestimmten Ort erfordert, sie eine Zahlstelle mit einer Bezeichneten Geschäftsstelle an dem von der Zulassungsstelle, Börse und/oder Notierungssystem festgelegten Ort eine Zahlstelle unterhält; und

(vi) falls Bedingung 10(c) (*Zahlungen in New York City*) anwendbar ist, sie eine Zahlstelle mit einer Bezeichneten Geschäftsstelle in New York City unterhält.

Bekanntmachungen betreffend Änderungen bei einer der Zahlstellen oder deren Bezeichneter Geschäftsstellen sind den Pfandbriefinhabern unverzüglich mitzuteilen.

14. Weitere Emissionen

Die Emittentin kann von Zeit zu Zeit ohne Zustimmung der Pfandbriefinhaber weitere Pfandbriefe begeben, deren Bedingungen und Konditionen mit denen dieser Pfandbriefe in jeder Hinsicht identisch sind

(oder in jeder Hinsicht mit Ausnahme der ersten Zinszahlung), so dass sie mit den Pfandbriefen eine einheitliche Serie bilden.

15. Bekanntmachungen

Bekanntmachungen an die Pfandbriefinhaber werden an CBF, Euroclear oder CBL und/oder ein anderes maßgebliches Clearing-System zur Weiterleitung durch diese an die in ihren jeweiligen Unterlagen als Anteilsinhaber daran ausgewiesenen Personen zugestellt. Sofern die Pfandbriefe zur Notierung an der *Official List* der Zulassungsbehörde des Vereinigten Königsreichs und zum Handel an der Londoner Börse zugelassen sind, wenn sie in einer führenden englischsprachigen Tageszeitung, die in London erscheint (voraussichtlich die *Financial Times*) oder, falls eine derartige Bekanntmachung nicht durchführbar ist, in einer führenden englischsprachigen Tageszeitung mit allgemeiner Verbreitung in Europa veröffentlicht werden. Sofern die Pfandbriefe an der Frankfurter Wertpapierbörse notiert sind, werden Bekanntmachungen an die Pfandbriefinhaber dann wirksam, wenn sie in einer führenden Tageszeitung mit allgemeiner Verbreitung in Deutschland (voraussichtlich die Börsen-Zeitung)veröffentlicht werden. Falls die Pfandbriefe von einer anderen Zulassungsstelle, Börse oder Notierungssystem zum Handel oder Notierung zugelassen sind, sind Bekanntmachungen an die Pfandbriefinhaber auch dann wirksam, wenn sie entsprechend den Anforderungen einer solchen Zulassungsstelle, Börse oder Notierungssystem veröffentlicht werden. Eine solche Bekanntmachung gilt am Tag der ersten Veröffentlichung (oder, falls eine Veröffentlichung in mehr als einer Zeitung zu erfolgen hat, mit dem Datum an dem in allen erforderlichen Zeitungen die Veröffentlichung erfolgt ist) als wirksam erfolgt. Zinsscheininhabern werden in jedem Fall so behandelt, als ob sie von dem Inhalt der Bekanntmachungen an die Pfandbriefinhaber Kenntnis haben.

16. Anwendbares Recht und zuständige Gerichtsbarkeit

(a) *Anwendbares Recht*: Die Pfandbriefe unterliegen deutschem Recht und werden nach diesem Recht ausgelegt.

(b) *Gerichtsbarkeit*: Die Emittentin und jeder der Pfandbriefinhaber unterwirft sich unwiderruflich der ausschließlichen Zuständigkeit des Landgerichts Frankfurt am Main für die Anhörung und Entscheidung im jedem Prozess, jeder Klage und jedem Verfahren und für die Beilegung aller Streitigkeiten, die sich aus oder in Verbindung mit den Pfandbriefen ergeben können (jeweils die „Verfahren" bzw. „Streitigkeiten") und unterwirft sich für diese Zwecke unwiderruflich der Gerichtsbarkeit dieses Gerichts. Die Emittentin verzichtet unwiderruflich auf das Recht auf Einrede, die sie jetzt oder später gegen die Benennung des Amtsgerichts Frankfurt am Main als Gerichtsstand für die Anhörung und Entscheidung von Verfahren und die Beilegung von Streitigkeiten haben könnte, und verpflichtet sich, keinen Einwand der Unzuständigkeit eines solchen Gerichts zu erheben.

(c) *Gerichtsbarkeit Vorbehalt*: Die Unterwerfung unter die Gerichtsbarkeit des Landgerichts Frankfurt am Main schränkt das Recht jedes einzelnen Pfandbriefinhabers Verfahren vor jedem anderen zuständigen Gericht anhängig zu machen, nicht ein (und ist auch nicht so auszulegen), noch schließt die Einleitung von Verfahren in einer oder mehreren Rechtsordnungen die Einleitung von Verfahren in einer anderen Rechtsordnung (gleichzeitig oder nicht) aus, falls und insoweit dies nach anwendbaren Recht zulässig ist.

TERMS AND CONDITIONS OF THE ACS INSTRUMENTS

The following is the text of the terms and conditions which, as supplemented, amended and/or replaced by the relevant Pricing Supplement, will be applicable to the ACS Instruments issued under the Programme.

THE ACS INSTRUMENTS (AS DEFINED BELOW) ARE PUBLIC CREDIT COVERED SECURITIES ISSUED IN ACCORDANCE WITH THE ACS ACT (AS DEFINED BELOW). THE ISSUER (AS DEFINED BELOW) HAS BEEN REGISTERED BY THE IRISH FINANCIAL SERVICES REGULATORY AUTHORITY AS PART OF THE CENTRAL BANK AND FINANCIAL SERVICES AUTHORITY OF IRELAND (FORMERLY THE CENTRAL BANK OF IRELAND) AS A DESIGNATED PUBLIC CREDIT INSTITUTION PURSUANT TO THE ACS ACT. THE FINANCIAL OBLIGATIONS OF THE ISSUER UNDER THE ACS INSTRUMENTS ARE SECURED ON THE COVER ASSETS THAT COMPRISE A COVER ASSETS POOL MAINTAINED BY THE ISSUER IN ACCORDANCE WITH THE ACS ACT.

1. Introduction

1.1 *Programme:* DEPFA Deutsche Pfandbrief AG (the "Pfandbriefbank"), DEPFA BANK plc ("DEPFA plc") and DEPFA ACS Bank (the "Issuer") have established a programme (the "Programme") for the issuance of up to €25,000,000,000 in aggregate principal amount of debt instruments, including public credit covered securities (the "ACS Instruments") of the Issuer, issued in accordance with the Asset Covered Securities Act, 2001 of Ireland (the "ACS Act").

1.2 *Pricing Supplement:* ACS Instruments issued under the Programme are issued in series (each a "Series") and each Series may comprise one or more tranches (each a "Tranche") of ACS Instruments. Each Tranche is the subject of a pricing supplement (the "Pricing Supplement") which supplements these terms and conditions (the "Conditions"). The terms and conditions applicable to any particular Tranche of ACS Instruments are these Conditions as supplemented, amended and/or replaced by the relevant Pricing Supplement. In the event of any inconsistency between these Conditions and the relevant pricing Supplement, the relevant Pricing Supplement shall prevail.

1.3 *Agency Agreement:* The ACS Instruments are the subject of an amended and restated paying agency agreement dated 1 August 2003 (as amended or supplemented from time to time, the "Agency Agreement") between the Pfandbriefbank, DEPFA plc, the Issuer, Deutsche Bank AG London as fiscal agent (the "Fiscal Agent" which expression includes any successor fiscal agent appointed from time to time in connection with the ACS Instruments), the Pfandbriefbank as German fiscal agent (the "German Fiscal Agent", which expression includes any successor German fiscal agent appointed from time to time in connection with the ACS Instruments) and the paying agents named therein (together with the Fiscal Agent and the German Fiscal Agent, the "Paying Agents", which expression includes any successor or additional paying agents appointed from time to time in connection with the ACS Instruments.

1.4 *The ACS Instruments:* All subsequent references in these Conditions to "ACS Instruments" are to the ACS Instruments which are the subject of the relevant Pricing Supplement. Copies of the relevant Pricing Supplement are available for inspection by Instrument Holders (as defined below) during normal business hours at the registered office of DEPFA ACS in Ireland and at the Specified Offices of the Fiscal Agent and the German Fiscal Agent, the initial Specified Offices of which are set out below.

1.5 *Summaries:* Certain provisions of these Conditions are summaries of the Agency Agreement and are subject to its detailed provisions. The holders of the ACS Instruments (the "Instrument Holders") are bound by, and are deemed to have notice of, all the provisions of the Agency Agreement applicable to them. Copies of the Agency Agreement are available for inspection by Instrument Holders during normal business hours at the registered office of DEPFA ACS in Ireland and at the Specified Offices of each of the Paying Agents, the initial Specified Offices of which are set out below.

2. Interpretation

2.1 *Definitions:* In these Conditions the following expressions have the following meanings:-

"Accrual Yield" has the meaning given in the relevant Pricing Supplement;

"Additional Business Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

"Additional Financial Centre(s)" means the city or cities specified as such in the relevant Pricing Supplement;

"Business Day" means:-

(a) in relation to any sum payable in euro, a TARGET Settlement Day and a day on which commercial banks and foreign exchange markets settle payments generally in each (if any) Additional Business Centre; and

(b) in relation to any sum payable in a currency other than euro, a day on which commercial banks and foreign exchange markets settle payments generally in London, the Principal Financial Centre for the relevant currency and in each (if any) Additional Business Centre;

"Business Day Convention", in relation to any particular date, has the meaning given in the relevant Pricing Supplement and, if so specified in the relevant Pricing Supplement, may have different meanings in relation to different dates and, in this context, the following expressions shall have the following meanings:-

(a) "Following Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day;

(b) "Modified Following Business Day Convention" or "Modified Business Day Convention" means that the relevant date shall be postponed to the first following day that is a Business Day unless that day falls in the next calendar month in which case that date will be the first preceding day that is a Business Day;

(c) "Preceding Business Day Convention" means that the relevant date shall be brought forward to the first preceding day that is a Business Day;

(d) "FRN Convention", "Floating Rate Convention" or "Eurodollar Convention" means that each relevant date shall be the date which numerically corresponds to the preceding such date in the calendar month which is the number of months specified in the relevant Pricing Supplement as the Specified Period after the calendar month in which the preceding such date occurred *provided, however that*:

    (i) if there is no such numerically corresponding day in the calendar month in which any such date should occur, then such date will be the last day which is a Business Day in that calendar month;

    (ii) if any such date would otherwise fall on a day which is not a Business Day, then such date will be the first following day which is a Business Day, unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Business Day; and

    (iii) if the preceding such date occurred on the last day in a calendar month which was a Business Day, then all subsequent such dates will be the last day which is a Business Day in the calendar month which is the specified number of months after the calendar month in which the preceding such date occurred; and

(e) "No Adjustment" means that the relevant date shall not be adjusted in accordance with any Business Day Convention;

"Calculation Agent" means the Fiscal Agent or, as the case may be, the German Fiscal Agent or such other Person specified in the relevant Pricing Supplement as the party responsible for calculating the Rate(s) of Interest and Interest Amount(s) and/or such other amount(s) as may be specified in the relevant Pricing Supplement;

"Day Count Fraction" means, in respect of the calculation of an amount for any period of time (the "Calculation Period"), such day count fraction as may be specified in these Conditions or the relevant Pricing Supplement and:-

(a) if "Actual/Actual (ISMA)" is so specified, means:-

(i) where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(ii) where the Calculation Period is longer than one Regular Period, the sum of:

(A) the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B) the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year;

(b) if "Actual/365" or "Actual/Actual (ISDA)" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c) if "Actual/365 (Fixed)" is so specified, means the actual number of days in the Calculation Period divided by 365;

(d) if "Actual/360" is so specified, means the actual number of days in the Calculation Period divided by 360;

(e) if "30/360" is so specified, means the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (i) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (ii) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(f) if "30E/360" or "Eurobond Basis" is so specified means, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of the final Calculation Period, the date of final maturity is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"Early Termination Amount" means, in respect of any ACS Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, these Conditions or the relevant Pricing Supplement;

"Extraordinary Resolution" has the meaning given in the Agency Agreement;

"Final Redemption Amount" means, in respect of any ACS Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Interest Amount" means, in relation to an ACS Instrument and an Interest Period, the amount of interest payable in respect of that ACS Instrument for that Interest Period;

"Interest Commencement Date" means the Issue Date of the ACS Instrument or such other date as may be specified as the Interest Commencement Date in the relevant Pricing Supplement;

"Interest Determination Date" has the meaning given in the relevant Pricing Supplement;

"Interest Payment Date" means the date or dates specified as such in, or determined in accordance with the provisions of, the relevant Pricing Supplement and, if a Business Day Convention is specified in the relevant Pricing Supplement:

(a) as the same may be adjusted in accordance with the relevant Business Day Convention; or

(b) if the Business Day Convention is the FRN Convention, Floating Rate Convention or Eurodollar Convention and an interval of a number of calendar months is specified in the relevant Pricing Supplement as being the Specified Period, each of such dates as may occur in accordance with the FRN Convention, Floating Rate Convention or Eurodollar Convention at such Specified Period of calendar months following the Interest Commencement Date (in the case of the first Interest Payment Date) or the previous Interest Payment Date (in any other case);

"Interest Period" means each period beginning on (and including) the Interest Commencement Date or any Interest Payment Date and ending on (but excluding) the next Interest Payment Date;

"ISDA Definitions" means the 2000 ISDA Definitions (as amended and updated as at the date of issue of the first Tranche of the ACS Instruments of the relevant Series (as specified in the relevant Pricing Supplement) as published by the International Swaps and Derivatives Association, Inc.);

"Issue Date" has the meaning given in the relevant Pricing Supplement;

"Margin" has the meaning given in the relevant Pricing Supplement;

"Maturity Date" has the meaning given in the relevant Pricing Supplement;

"Maximum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Minimum Redemption Amount" has the meaning given in the relevant Pricing Supplement;

"Optional Redemption Amount (Call)" means, in respect of any ACS Instrument, its principal amount or such other amount as may be specified in, or determined in accordance with, the relevant Pricing Supplement;

"Optional Redemption Date (Call)" has the meaning given in the relevant Pricing Supplement;

"Participating Member State" means a member state of the European Communities which adopts the Euro as its lawful currency in accordance with the Treaty;

"Payment Business Day" means:

(a) if the currency of payment is Euro, any day which is:

  (i) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

  (ii) in the case of payment by transfer to an account, a TARGET Settlement Day and a day on which dealings in foreign currencies may be carried on in each (if any) Additional Financial Centre; or

(b) if the currency of payment is not Euro, any day which is:

  (i) a day on which banks in the relevant place of presentation are open for presentation and payment of bearer debt securities and for dealings in foreign currencies; and

  (ii) in the case of payment by transfer to an account, a day on which dealings in foreign currencies may be carried on in the Principal Financial Centre of the currency of payment and in each (if any) Additional Financial Centre;

"Person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having separate legal personality;

"Principal Financial Centre" means, in relation to any currency, the principal financial centre for that currency *provided, however, that*:

(a) in relation to Euro, it means the principal financial centre of such member state of the European Communities as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent; and

(b) in relation to Australian dollars, it means either Sydney or Melbourne and, in relation to New Zealand dollars, it means either Wellington or Auckland; in each case as is selected (in the case of a payment) by the payee or (in the case of a calculation) by the Calculation Agent;

"Rate of Interest" means the rate or rates (expressed as a percentage per annum) of interest payable in respect of the ACS Instruments specified in the relevant Pricing Supplement or calculated or determined in accordance with the provisions of these Conditions and/or the relevant Pricing Supplement;

"Redemption Amount" means, as appropriate, the Final Redemption Amount, the Early Redemption Amount (Tax), the Optional Redemption Amount (Call), the Early Termination Amount or such other amount in the nature of a redemption amount as may be specified in, or determined in accordance with the provisions of, the relevant Pricing Supplement;

"Reference Banks" has the meaning given in the relevant Pricing Supplement or, if none, four (or if the Principal Financial Centre is Helsinki, five) major banks selected by the Calculation Agent in the market that is most closely connected with the Reference Rate;

"Reference Price" has the meaning given in the relevant Pricing Supplement;

"Reference Rate" has the meaning given in the relevant Pricing Supplement;

"Regular Period" means:

(a) in the case of ACS Instruments where interest is scheduled to be paid only by means of regular payments, each period from and including the Interest Commencement Date to but excluding the first Interest Payment Date and each successive period from and including one Interest Payment Date to but excluding the next Interest Payment Date;

(b) in the case of ACS Instruments where, apart from the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and month (but not the year) on which any Interest Payment Date falls; and

(c) in the case of ACS Instruments where, apart from one Interest Period other than the first Interest Period, interest is scheduled to be paid only by means of regular payments, each period from and including a Regular Date falling in any year to but excluding the next Regular Date, where "Regular Date" means the day and, month but not the year) on which any Interest Payment Date falls other than the Interest Payment Date falling at the end of the irregular Interest Period.

"Relevant Date" means, in relation to any payment, whichever is the later of (a) the date on which the payment in question first becomes due and (b) if the full amount payable has not been received in the Principal Financial Centre of the currency of payment by the Fiscal Agent or, as the case may be, the German Fiscal Agent on or prior to such due date, the date on which (the full amount having been so received) notice to that effect has been given to the Instrument Holders in accordance with Condition 15 *(Notices)*;

"Relevant Financial Centre" has the meaning given in the relevant Pricing Supplement;

"Relevant Screen Page" means the page, section or other part of a particular information service (including, without limitation, the Reuters Money 3000 Service and Moneyline Telerate Service) specified as the Relevant Screen Page in the relevant Pricing Supplement, or such other page, section or other part as may replace it on that information service or such other information service, in each case, as may be nominated by the Person providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to the Reference Rate;

"Relevant Time" has the meaning given in the relevant Pricing Supplement;

"Reserved Matter" means any proposal to change any date fixed for payment of principal or interest in respect of the ACS Instruments, to reduce the amount of principal or interest payable on any date in respect of the ACS Instruments, to alter the method of calculating the amount of any payment in respect of the ACS Instruments or the date for any such payment, to change the currency of any payment under the ACS Instruments or to change the quorum requirements relating to meetings or the majority required to pass an Extraordinary Resolution;

"Security Interest" means any mortgage, charge, pledge, lien or other security interest including, without limitation, anything analogous to any of the foregoing under the laws of any jurisdiction;

"Specified Currency" has the meaning given in the relevant Pricing Supplement;

"Specified Denomination(s)" has the meaning given in the relevant Pricing Supplement;

"Specified Office" has the meaning given in the Agency Agreement;

"Specified Period" has the meaning given in the relevant Pricing Supplement;

"Subsidiary" means, in relation to any Person (the "first Person") at any particular time, any other Person (the "second Person"):

(a) whose affairs and policies the first Person controls or has the power to control, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the second Person or otherwise; or

(b) whose financial statements are, in accordance with applicable law and generally accepted accounting principles, consolidated with those of the first Person;

"TARGET Settlement Day" means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System is open;

"Treaty" means the Treaty establishing the European Communities, as amended; and

"Zero Coupon ACS Instrument" means an ACS Instrument specified as such in the relevant Pricing Supplement.

2.2 *Interpretation:* In these Conditions:

(a) any reference to principal shall be deemed to include the Redemption Amount, any additional amounts in respect of principal which may be payable under Condition 12 *(Taxation)*, any premium payable in respect of an ACS Instrument and any other amount in the nature of principal payable pursuant to these Conditions;

(b) any reference to interest shall be deemed to include any additional amounts in respect of interest which may be payable under Condition 12 *(Taxation)* and any other amount in the nature of interest payable pursuant to these Conditions;

(c) references to ACS Instruments being "outstanding" shall be construed in accordance with the Agency Agreement; and

(d) if an expression is stated in Condition 2(a) *(Interpretation – Definitions)* to have the meaning given in the relevant Pricing Supplement, but the relevant Pricing Supplement gives no such meaning or specifies that such expression is "not applicable" then such expression is not applicable to the ACS Instruments.

3. Form, Denomination and Title

3.1 *Form of the ACS Instruments:* The Pricing Supplement shall specify that the ACS Instruments are issued as public credit covered securities pursuant to the ACS Act, in bearer form and may be represented by one or more global instruments (each a "Global ACS Instrument") (which expression shall mean, where the Pricing Supplement applicable to a Tranche specifies that TEFRA D Rules apply, any temporary global instrument ("Temporary Global ACS Instrument") and permanent global instrument ("Permanent Global ACS Instrument") and, where the Pricing Supplement applicable to a Tranche specifies that TEFRA C Rules apply, any permanent global instrument ("Permanent Global ACS Instrument"). Neither ACS Instruments in definitive form nor interest coupons shall be issued in respect of the ACS Instruments.

3.2 *Clearing System:* Each Global ACS Instrument will be deposited with Clearstream Banking AG, Frankfurt am Main ("CBF"), or a common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, société anonyme, Luxembourg ("CBL") or with any other clearing system(s) as specified in the relevant Pricing Supplement.

3.3 *Authorisation:* Each Global ACS Instrument will be executed under seal and will bear the signatures of two authorised signatories on behalf of the Issuer, such two authorised signatories being either two directors of the Issuer or one director of the Issuer and the company secretary of the Issuer. Each Global ACS Instrument to be deposited with a common depositary for Euroclear and CBL will also bear the manual signature of an authorised officer of the Fiscal Agent.

3.4 *Issue:* The ACS Instruments are represented upon issue, where the Pricing Supplement specifies that TEFRA D Rules apply, by a Temporary Global ACS Instrument or, where the Pricing Supplement specifies that TEFRA C Rules apply, by a Permanent Global ACS Instrument.

3.5 Where the Pricing Supplement specifies that TEFRA D Rules apply:

(a) Exchanges of a Temporary Global ACS Instrument for a Permanent Global ACS Instrument will be made only on or after the Exchange Date as specified in the Pricing Supplement provided certification as to the beneficial ownership thereof as required by U.S. Treasury regulations (in substantially the form set out in the Temporary Global ACS Instrument or in such other form as is customarily issued in such circumstances by the relevant clearing system) has been received.

(b) The bearer of any Temporary Global ACS Instrument shall not (unless, upon due presentation of such Temporary Global ACS Instrument for exchange (in whole but not in part only) for a Permanent Global ACS Instrument, such exchange or delivery is improperly withheld or refused and such withholding or refusal is continuing at the relevant payment date) be entitled to receive any payment in respect of the ACS Instruments represented by such Temporary Global ACS Instrument which falls due on or after the Exchange Date or be entitled to exercise any option on a date after the Exchange Date.

(c) If any date on which payment of interest on the ACS Instruments of a Tranche occurs whilst any of the ACS Instruments of that Tranche are represented by a Temporary Global ACS Instrument, the related interest payment will be made on the Temporary Global ACS Instrument only to the extent that certification as to the beneficial ownership thereof as required by U.S. Treasury regulations (in substantially the form set out in the Temporary Global ACS Instrument or in such other form as is customarily issued in such circumstances by the relevant clearing system) has been received by CBF or a common depositary for Euroclear and CBL or any other relevant clearing system. Payments of amounts due in respect of a Temporary Global ACS Instrument or a Permanent Global ACS Instrument will be made through CBF, Euroclear and CBL or any other relevant clearing system without any requirement for certification.

3.6 *Denominations:* The ACS Instruments will be the Specified Denomination(s) specified in the relevant Pricing Supplement. In the case of a Series of ACS Instruments with more than one Specified Denomination, ACS Instruments of one Specified Denomination will not be exchangeable for ACS Instruments of another Specified Denomination.

3.7 *Title:* Title to the ACS Instruments will pass by agreement to transfer of title and delivery. The holder of any ACS Instrument shall (except as otherwise required by law) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any other interest therein, any writing thereon or any notice of any previous loss or theft thereof) and no Person shall be liable for so treating such holder.

3.8 *Instalment ACS Instruments:* ACS Instruments, the principal amount of which is repayable by instalments ("Instalment ACS Instruments"), will have endorsed thereon a grid for recording the repayment of principal.

4. Status

The ACS Instruments constitute direct, unconditional and unsubordinated obligations of the Issuer which will at all times rank *pari passu* without any preference among themselves. The ACS Instruments are public credit covered securities issued in accordance with the ACS Act and rank *pari passu* with all other public credit covered securities of the Issuer issued under the ACS Act.

5. Fixed Rate ACS Instruments Provisions

5.1 *Application:* This Condition 5 (*Fixed Rate ACS Instruments Provisions*) is applicable to the ACS Instruments only if the Fixed Rate ACS Instruments Provisions are specified in the relevant Pricing Supplement as being applicable.

5.2 *Accrual of Interest:* Interest shall accrue on the principal amount of each ACS Instrument or, in the case of an Instalment ACS Instrument, on each instalment of principal or, in the case of a partly paid ACS Instrument, on the paid up principal amount of such ACS Instrument or otherwise as indicated in the Pricing Supplement. The ACS Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrears on each Interest Payment Date, subject as provided in Condition 10 (*Payments*). Each ACS Instrument will cease to bear interest from the due date for final redemption (or, in the case of an Instalment ACS Instrument, in respect of each instalment of principal, on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition 5 (*Fixed Rate ACS Instrument Provisions*) (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such ACS Instrument up to that day are received by or on behalf of the relevant Instrument Holder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the relevant Instrument Holders in accordance with Condition 15 (*Notices*) that it has received all sums due in respect of the ACS Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

5.3 *Fixed Coupon Amount:* The amount of interest payable in respect of each ACS Instrument for any Interest Period shall be the relevant Fixed Coupon Amount and, if the ACS Instruments are in more than one Specified Denomination, shall be the relevant Fixed Coupon Amount in respect of the relevant Specified Denomination.

5.4 *Calculation of Interest Amount:* The amount of interest payable in respect of each ACS Instrument for any period for which a Fixed Coupon Amount is not specified shall be calculated by applying the Rate of Interest to the principal amount of such ACS Instrument, multiplying the product by the relevant Day Count Fraction and rounding the resulting figure to the nearest sub-unit of the Specified Currency (half a sub-unit being rounded upwards). For this purpose a "sub-unit" means, in the case of any currency other than Euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, in the case of Euro, means one cent.

6. Floating Rate ACS Instrument and Index-Linked Interest ACS Instrument Provisions

6.1 *Application:* This Condition 6 (*Floating Rate ACS Instrument and Index-Linked Interest ACS Instrument Provisions*) is applicable to the ACS Instruments only if the Floating Rate ACS Instrument Provisions or the Index-Linked Interest ACS Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

6.2 *Accrual of interest:* Interest shall accrue on the principal amount of each ACS Instrument or, in the case of an Instalment ACS Instrument, on each instalment of principal or, in the case of a partly paid ACS Instrument, on the paid-up principal amount of such ACS Instrument or otherwise as indicated in the Pricing Supplement. The ACS Instruments bear interest from the Interest Commencement Date at the Rate of Interest payable in arrears on each Interest Payment Date, subject as provided in Condition 10 (*Payments*). Each ACS Instrument will cease to bear interest from the due date for final redemption (or, in the case of an Instalment ACS Instrument, in respect of each instalment of principal on the due date for payment thereof) unless, upon due presentation, payment of the Redemption Amount (or the relevant instalment) is improperly withheld or refused, in which case it will continue to bear interest in accordance with this Condition (as well after as before any demand or judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such ACS Instrument up to that day are received by or on behalf of the relevant Instrument Holder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the relevant Instrument Holder in accordance with Condition 15 (*Notices*) that it has received all sums due in respect of the ACS Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

6.3 *Screen Rate Determination:* If Screen Rate Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the ACS Instruments for each Interest Period will be determined by the Calculation Agent on the following basis:

(a) if the Reference Rate is a composite quotation or customarily supplied by one entity, the Calculation Agent will determine the Reference Rate which appears on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(b) in any other case, the Calculation Agent will determine the arithmetic mean of the Reference Rates which appear on the Relevant Screen Page as of the Relevant Time on the relevant Interest Determination Date;

(c) if, in the case of (i) above, such rate does not appear on that page or, in the case of (ii) above, fewer than two such rates appear on that page or if, in either case, the Relevant Screen Page is unavailable, the Calculation Agent will:

(i) request the principal Relevant Financial Centre office of each the Reference Banks to provide a quotation of the Reference Rate at approximately the Relevant Time on the Interest Determination Date to prime banks in the Relevant Financial Centre interbank market in an amount that is Representative for a single transaction in that market at that time; and

(ii) determine the arithmetic mean of such quotations; and

(d) if fewer than two such quotations are provided as requested, the Calculation Agent will determine the arithmetic mean of the rates (being the nearest to the Reference Rate, as determined by the Calculation Agent) quoted by major banks in the Principal Financial Centre of the Specified Currency, selected by the Calculation Agent, at approximately 11.00 a.m. (local time in the Principal Financial Centre of the Specified Currency) on the first day of the relevant Interest Period for loans in the Specified Currency to leading European banks for a period equal to the relevant Interest Period and in an amount that is representative for a single transaction in that market at that time,

and the Rate of Interest for such Interest Period shall be the sum of the Margin and the rate or (as the case may be) the arithmetic mean so determined; *provided, however, that* if the Calculation Agent is unable to determine a rate or (as the case may be) an arithmetic mean in accordance with the above provisions in relation to any Interest Period, the Rate of Interest applicable to the ACS Instruments during such Interest Period will be the sum of the Margin and the rate or (as the case may be) the arithmetic mean last determined in relation to the ACS Instruments in respect of a preceding Interest Period.

6.4 *ISDA Determination:* If ISDA Determination is specified in the relevant Pricing Supplement as the manner in which the Rate(s) of Interest is/are to be determined, the Rate of Interest applicable to the ACS Instruments for each Interest Period will be the sum of the Margin and the relevant ISDA Rate where "ISDA Rate" in relation to any Interest Period means a rate equal to the Floating Rate (as defined in the ISDA Definitions) that would be determined by the Calculation Agent under an interest rate swap transaction if the Calculation Agent were acting as Calculation Agent for that interest rate swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(a) the Floating Rate Option (as defined in the ISDA Definitions) is as specified in the relevant Pricing Supplement;

(b) the Designated Maturity (as defined in the ISDA Definitions) is a period specified in the relevant Pricing Supplement; and

(c) the relevant Reset Date (as defined in the ISDA Definitions) is either (A) if the relevant Floating Rate Option is based on the London inter-bank offered rate (LIBOR) for a currency, the first day of that Interest Period or (B) in any other case, as specified in the relevant Pricing Supplement.

6.5 *Index-Linked Interest:* If the Index-Linked Interest ACS Instrument Provisions are specified in the relevant Pricing Supplement as being applicable, the Rate(s) of Interest applicable to the ACS Instrument for each Interest Period will be determined in the manner specified in the relevant Pricing Supplement.

6.6 *Maximum or Minimum Rate of Interest:* If any Maximum Rate of Interest or Minimum Rate of Interest is specified in the relevant Pricing Supplement, then the Rate of Interest shall in no event be greater than the maximum or be less than the minimum so specified.

6.7 *Calculation of Interest Amount:* The Calculation Agent will, as soon as practicable after the time at which the Rate of Interest is to be determined in relation to each Interest Period, calculate the Interest Amount payable in respect of each ACS Instrument for such Interest Period. The Interest Amount will be calculated by applying the Rate of Interest for such Interest Period to the principal amount of such ACS Instrument during such Interest Period and multiplying the product by the relevant Day Count Fraction.

6.8 *Calculation of other amounts:* If the relevant Pricing Supplement specifies that any other amount is to be calculated by the Calculation Agent, the Calculation Agent will, as soon as practicable after the time or times at which any such amount is to be determined, calculate the relevant amount. The relevant amount will be calculated by the Calculation Agent in the manner specified in the relevant Pricing Supplement.

6.9 *Publication:* The Calculation Agent will cause each Rate of Interest and Interest Amount determined by it, together with the relevant Interest Payment Date, and any other amount(s) required to be determined by it together with any relevant payment date(s) to be notified to the Issuer, the Paying Agents and each listing authority, stock exchange and/or quotation system (if any) by which the ACS Instruments have then been admitted to listing, trading and/or quotation as soon as practicable after such determination but (in the case of each Rate of Interest, Interest Amount and Interest Payment Date) in any event not later than the first day of the relevant Interest Period. Notice thereof shall also promptly be given to the Instrument Holders. The Calculation Agent will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period.

6.10 *Notifications etc:* All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained for the purposes of this Condition by the Calculation Agent will (in the absence of manifest error) be binding on the Issuer, the Paying Agents and the Instrument Holders and (subject as aforesaid) no liability to any such Person will attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions for such purposes.

7. Zero Coupon ACS Instrument Provisions

7.1 *Application:* This Condition 7 (*Zero Coupon ACS Instruments Provisions*) is applicable to the ACS Instruments only if the Zero Coupon ACS Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

7.2 *Late payment on Zero Coupon ACS Instruments:* If the Redemption Amount payable in respect of any Zero Coupon ACS Instrument is improperly withheld or refused, the Redemption Amount shall thereafter be an amount equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price on the basis of the relevant Day Count Fraction from (and including) the Issue Date to (but excluding) whichever is the earlier of (i) the day on which all sums due in respect of such ACS Instrument up to that day are received by or on behalf of the relevant Instrument Holder and (ii) the day which is seven days after the Fiscal Agent or, as the case may be, the German Fiscal Agent has notified the relevant Instrument Holders in accordance with Condition 15 (*Notices*) that it has received all sums due in respect of the ACS Instruments up to such seventh day (except to the extent that there is any subsequent default in payment).

8. Dual Currency ACS Instrument Provisions

8.1 *Application:* This Condition 8 (*Dual Currency ACS Instrument Provisions*) is applicable to the ACS Instruments only if the Dual Currency ACS Instrument Provisions are specified in the relevant Pricing Supplement as being applicable.

8.2 *Rate of Interest:* If the rate or amount of interest fails to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the relevant Pricing Supplement.

9. Redemption and Purchase

9.1 *Scheduled redemption:* Unless previously redeemed, or purchased and cancelled, the ACS Instruments will be redeemed at their Final Redemption Amount (or, in the case of Instalment ACS Instruments, in such number of instalments and in such amounts as may be specified in the Pricing Supplement) on the Maturity Date, subject as provided in Condition 10 (*Payments*).

9.2 *Redemption at the option of the Issuer:* If the Call Option is specified in the relevant Pricing Supplement as being applicable, the ACS Instruments may be redeemed at the option of the Issuer in whole or, if so specified in the relevant Pricing Supplement, in part on any Optional Redemption Date (Call) at the relevant Optional Redemption Amount (Call) less, in the case of any Instalment ACS Instrument, the

aggregate amount of all instalments that shall have become due and payable in respect of such Instalment ACS Instrument under any other Condition prior to the date fixed for redemption (which amount, if and to the extent not then paid, remains due and payable), on the Issuer's giving not less than 30 days' notice to the relevant Instrument Holders (which notice shall be irrevocable and shall oblige the Issuer to redeem the ACS Instruments or, as the case may be, the ACS Instruments specified in such notice on the relevant Optional Redemption Date (Call) at the Optional Redemption Amount (Call) plus accrued interest (if any) to such date).

9.3 *Partial redemption:* If the ACS Instruments are to be redeemed in part only on any date in accordance with Condition 9.2 (*Redemption at the option of the Issuer*), the ACS Instruments to be redeemed shall be selected by the drawing of lots in such place as the Fiscal Agent or, as the case may be, the German Fiscal Agent approves and in such manner as the Fiscal Agent or, as the case may be, the German Fiscal Agent considers appropriate, subject to compliance with applicable law and the rules of each listing authority, stock exchange and/or quotation system (if any) by which the ACS Instruments have then been admitted to listing, trading and/or quotation, and the notice to the relevant Instrument Holders referred to in Condition 9.2 (*Redemption at the option of the Issuer*) shall specify the serial numbers of the ACS Instruments so to be redeemed. If any Maximum Redemption Amount or Minimum Redemption Amount is specified in the relevant Pricing Supplement, then the Optional Redemption Amount (Call) shall in no event be greater than the maximum or be less than the minimum so specified.

9.4 *No other redemption:* The Issuer shall not be entitled to redeem the ACS Instruments otherwise than as provided in paragraphs 9.1 to 9.2 above.

9.5 *Early redemption of Zero Coupon ACS Instruments:* Unless otherwise specified in the relevant Pricing Supplement, the Redemption Amount payable on redemption of a Zero Coupon ACS Instrument at any time before the Maturity Date shall be an amount equal to the sum of:

(a) the Reference Price; and

(b) the product of the Accrual Yield (compounded annually) being applied to the Reference Price from (and including) the Issue Date to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the ACS Instrument becomes due and payable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of such Day Count Fraction as may be specified in the Pricing Supplement for the purposes of this Condition 9.5 or, if none is so specified, a Day Count Fraction of 30E/360.

9.6 *Purchase:* The Issuer may at any time purchase ACS Instruments in the open market or otherwise and at any price.

9.7 *Cancellation:* All unmatured ACS Instruments so redeemed or purchased by the Issuer shall be cancelled forthwith and may not be reissued or resold.

10. Payments

10.1 *Principal:* Payments of principal shall be made only against presentation and (save in the case of a partial redemption which includes, in the case of an Instalment ACS Instrument, payment of any instalment other than the final instalment) surrender of ACS Instruments at the head office of the Issuer in the case of ACS Instruments held by CBF or, in the case of other ACS Instruments, at the Specified Office of any Paying Agent outside the United States by cheque (in the case of payment in Japanese Yen to a non-resident of Japan, drawn on an authorised foreign exchange bank) drawn in the currency in which the payment is due on, or by transfer to an account (in the case of payment in Japanese Yen to a non-resident of Japan, a non-resident account with an authorised foreign exchange bank specified by the payee) denominated in that currency (or, if that currency is Euro, any other account to which Euro may be credited or transferred) and maintained by the payee with a bank in the Principal Financial Centre of that currency (in the case of a sterling cheque, a town clearing branch of a bank in the City of London).

10.2 *Interest:* Payment of amounts in respect of interest on the ACS Instruments will be made where the relevant Pricing Supplement specifies that the TEFRA D Rules apply against presentation of the Temporary Global ACS Instrument (upon due certification as required herein) or the Permanent Global ACS Instrument or, where the relevant Pricing Supplement specifies that the TEFRA C Rules apply, against presentation of the

Permanent Global ACS Instrument at the head office of the Issuer in the case of ACS Instruments held by CBF or, in the case of ACS Instruments not to be listed or quoted on any listing authority, stock exchange and/or quotation system in Germany, at the specified office of any of the Paying Agents outside the United States in the manner described in paragraph 10.1 above.

10.3 *Payments in New York City:* Payments of principal or interest may be made at the Specified Office of a Paying Agent in New York City if (i) the relevant ACS Instruments are denominated or payable in U.S. dollars (except for ACS Instruments held by CBF and listed or quoted on a listing authority stock exchange and/or quotation system in Germany) (ii) the Issuer has appointed Paying Agents outside the United States with the reasonable expectation that such Paying Agents will be able to make payment of the full amount of the interest on the ACS Instruments in the currency in which the payment is due when due, (iii) payment of the full amount of such interest at the specified offices of all such Paying Agents is illegal or effectively precluded by exchange controls or other similar restrictions and (iv) payment is permitted by applicable United States law. If (ii), (iii) and (iv) of the previous sentence apply, the Issuer shall forthwith appoint a Paying Agent with a Specified Office in New York City.

10.4 *Payments subject to fiscal laws:* All payments in respect of the ACS Instruments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 12 (*Taxation*). No commissions or expenses shall be charged to the Instrument Holders in respect of such payments.

10.5 *Payments on business days:* If the due date for payment of any amount in respect of any ACS Instrument is not a Payment Business Day in the place of presentation, the Instrument Holder shall not be entitled to payment in such place of the amount due until the next succeeding Payment Business Day in such place and shall not be entitled to any further interest or other payment in respect of any such delay.

10.6 *Partial payments:* If a Paying Agent makes a partial payment in respect of any ACS Instrument presented to it for payment, such Paying Agent will endorse thereon a statement indicating the amount and date of such payment.

11. Prescription

To the extent permitted by applicable law, the ACS Instruments shall become void unless presented for payment within a period of 12 years from the relevant date in respect thereof. After the date on which an ACS Instrument becomes void in its entirety, no claim may be made in respect thereof. Any monies paid by the Issuer to a Paying Agent for the payment of principal or interest with respect to the ACS Instruments and remaining unclaimed when the ACS Instruments become void shall be paid to the Issuer and all liability of the Issuer with respect thereto shall thereupon cease. In this Condition, the "relevant date" in respect of an ACS Instrument is the date on which a payment in respect thereof first becomes due or (if the full amount of the moneys payable in respect of the ACS Instruments due on or before that date has not been duly received by the Paying Agents on or prior to such due date) the date on which notice that the full amount of such moneys has been received is duly given to the Instrument Holders in accordance with Condition 15.

12. Taxation

All payments of principal and interest in respect of the ACS Instruments by or on behalf of the Issuer shall be made free and clear of, and without withholding or deduction for, any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by the jurisdiction of incorporation of the Issuer or any political subdivision or any authority or agency thereof or therein having power to tax, unless such withholding or deduction is required by law.

13. Agents

13.1 In acting under the Agency Agreement and in connection with the ACS Instruments, the Paying Agents act solely as agents of the Issuer and do not assume any obligations towards or relationship of agency or trust for or with any of the Instrument Holders.

13.2 The initial Paying Agents and their initial Specified Offices are listed in the Agency Agreement. The initial Calculation Agent (if any) is specified in the relevant Pricing Supplement. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint a successor Fiscal Agent or successor German Fiscal Agent or Calculation Agent and additional or successor Paying Agents; *provided, however, that*:

(a) the Issuer shall at all times maintain a Fiscal Agent and a German Fiscal Agent; and

(b) the Issuer shall at all times maintain a Paying Agent (which may be the Fiscal Agent or, as the case may be, the German Fiscal Agent) with a Specified Office in continental Europe; and

(c) if the conclusions of the ECOFIN Council meeting of 26-27 November 2000 are implemented, the Issuer will ensure that it maintains a Paying Agent in an EU member state that will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing such conclusions or any law implementing or complying with, or introduced to conform to, such Directive; and

(d) if a Calculation Agent is specified in the relevant Pricing Supplement, the Issuer shall at all times maintain a Calculation Agent; and

(e) if and for so long as the ACS Instruments are admitted to listing, trading and/or quotation by any listing authority, stock exchange and/or quotation system which requires the appointment of a Paying Agent in any particular place, the Issuer shall maintain a Paying Agent having its Specified Office in the place required by such listing authority, stock exchange and/or quotation system and, for the avoidance of doubt, if and for so long as the ACS Instruments are admitted to listing on the Official List of the Irish Stock Exchange Limited, the Issuer shall maintain a Paying Agent having its Specified Office in Ireland; and

(f) in the circumstances described in Condition 10.3 (*Payments in New York City*), the Issuer shall maintain a Paying Agent with a Specified Office in New York City.

Notice of any change in any of the Paying Agents or in their Specified Offices shall promptly be given to the Instrument Holders.

14. Further Issues

The Issuer may from time to time, without the consent of the Instrument Holders, create and issue further ACS Instruments having the same terms and conditions as the ACS Instruments in all respects (or in all respects except for the first payment of interest) so as to form a single series with the ACS Instruments.

15. Notices

Notices to the Instrument Holders shall be delivered to CBF, Euroclear and CBL or any other relevant clearing system for communication to the persons shown in their records as having interests therein provided that, if the ACS Instruments are admitted to listing on the Official List of the Irish Stock Exchange Limited, notices to Instrument Holders shall be valid if published in a leading English language daily newspaper having general circulation in Ireland and approved by the Irish Stock Exchange Limited (which is expected to be *The Irish Times*) or in a leading English language daily newspaper having general circulation in London (which is expected to be the *Financial Times*) or, if the ACS Instruments are listed on the Frankfurt Stock Exchange, notices to Instrument Holders shall be valid if published in a leading daily newspaper having general circulation in Germany (which is expected to be the *Börsen-Zeitung*). If the ACS Instruments are admitted to listing, trading and/or quotation by any other listing authority, stock exchange and/or quotation system, notices to Instrument Holders shall also be valued if published in compliance with the requirements of such listing authority, stock exchange and/or quotation system. Any such notice shall be deemed to have been given on the date of first publication (or if required to be published in more than one newspaper, on the first date on which publication shall have been made in all the required newspapers).

16. Overcollateralisation

16.1 For so long as any ACS Instruments are outstanding, the prudent market value (determined in accordance with the ACS Act) of the cover assets pool maintained by the Issuer in accordance with the terms of the ACS Act will not at any time be less than the then applicable Minimum Overcollateralisation Level.

16.2 For the purposes of this Condition 16, the applicable "Minimum Overcollateralisation Level" at any time shall be an amount equal to 105 per cent. of the total outstanding principal amount of public credit covered securities of the Issuer (including ACS Instruments) in issue at such time.

17. Governing Law and Jurisdiction

17.1 *Governing law:* The ACS Instruments are governed by, and shall be construed in accordance with, Irish law.

17.2 *Jurisdiction:* The Issuer and each Instrument Holder irrevocably agrees that the High Court of Ireland shall have exclusive jurisdiction to hear and determine any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with the ACS Instruments (respectively, "Proceedings" and "Disputes") and, for such purposes, irrevocably submits to the jurisdiction of such court. The Issuer irrevocably waives any objection which it might now or hereafter have to the High Court of Ireland being nominated as the forum to hear and determine any Proceedings and to settle any Disputes and agrees not to claim that any such court is not a convenient or appropriate forum.

17.3 *Non-exclusivity:* The submission to the jurisdiction of the High Court of Ireland shall not (and shall not be construed so as to) limit the right of the Instrument Holders or any of them to take Proceedings in any court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by applicable law.

18. Enforcement

Any Instrument Holder may in any Proceedings against the Issuer or to which the Instrument Holder and the Issuer are parties protect and enforce in its own name its rights arising under its ACS Instruments provided that it has obtained: (a) a certificate issued by its Custodian (i) stating the full name and address of the Instrument Holder, (ii) specifying an aggregate principal amount of ACS Instruments credited on the date of such statement to such Instrument Holder's securities account maintained with such Custodian and (iii) confirming that the Custodian has given a written notice to CBF, Euroclear, CBL or any other relevant clearing system containing the information pursuant to (i) and (ii) and bearing acknowledgements of CBF, Euroclear, CBL or any other relevant clearing system and any accountholder of CBF, Euroclear, CBL or any other relevant clearing system whom CBF, Euroclear, CBL or any other relevant clearing system records as having an interest in the relevant ACS Instruments and (b) a copy of the relevant Global ACS Certificate certified as being a true copy by a duly authorised officer of CBF, Euroclear, CBL or any other relevant clearing system. For the purposes of the foregoing, "Custodian" means any bank or other financial institution of recognised standing authorised to engage in securities custody business with which the Instrument Holder maintains a securities account in respect of any ACS Instrument and includes CBF, Euroclear and CBL.

USE OF PROCEEDS

The net proceeds from the issuance of each Tranche of Instruments issued on an unsubordinated basis and each Tranche of Pfandbrief Instruments and each Tranche of ACS Instruments will (subject in the case of ACS Instruments to the requirements of the ACS Act) be applied by the relevant Issuer to meet part of its financing requirements. The net proceeds from the issuance of each Tranche of Instruments issued on a subordinated basis will be used to strengthen the capital base of the relevant Issuer to support the continuing growth of its business.

TAXATION

The information below is not intended as tax advice and it does not purport to describe all of the tax considerations that may be relevant to a prospective purchaser of Instruments and/or Coupons or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments. Prospective purchasers are urged to satisfy themselves as to the overall tax consequences of purchasing, holding and/or selling the Instruments and/or Coupons or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments.

Germany

Persons, resident in the Federal Republic of Germany are subject to income taxation (income tax or corporate income tax, as the case may be, and solidarity surcharge) on their worldwide income, regardless of its source, including interest from debentures of any kind, such as the Instruments or Coupons or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments. Capital gain from the sale of Instruments or Pfandbrief Instruments or ACS Instruments is taxable if (i) it falls into a category of income effectively connected to a German trade or business or (ii) the sale occurs within one year after purchase of the Instruments or Pfandbrief Instruments or ACS Instruments.

Accrued unpaid interest paid as a part of the sales price ("Accrued Interest") is deemed to be interest and taxed accordingly. Furthermore, if the Instrument or Pfandbrief Instrument or ACS Instrument is regarded to be a financial innovation (*Finanzinnovation*) within the meaning of the Income Tax Act (*Einkommensteuergesetz*), amounts received upon sale, transfer or redemption of a Coupon, Instrument or Pfandbrief Instrument or ACS Instrument by an individual holder may be regarded as taxable interest income ("Deemed Interest") in an amount equal to (i) the difference between the issue price or purchase price of the Instrument or Pfandbrief Instrument or ACS Instrument and the redemption amount or sale proceeds to the extent such amount is attributable to the period over which such holder of an Instrument or Pfandbrief Instrument or ACS Instrument has held such Instrument or Pfandbrief Instrument or ACS Instrument (*Besteuerung nach der Emissionsrendite*), or (ii) alternatively, the difference between the proceeds from the sale or redemption and the purchase price or issue price (*Besteuerung nach der Marktrendite*). If the Instruments or Pfandbrief Instruments or ACS Instruments form part of the property of a German trade or business, the annual increase in value of the Instrument or Pfandbrief Instrument or ACS Instrument, as calculated at the time of acquisition, must be taken into account *pro rata temporis* as interest income.

Persons not resident nor deemed resident pursuant to German tax law are currently not subject to German income taxation with respect to interest or capital gains which they may receive under the Instruments or Coupons or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments unless such income falls into a category of income from German sources such as income from the letting and leasing of German property or income effectively connected with a German trade or business, or interest is paid upon physical presentation of Coupons, Instruments or Pfandbrief Instruments or ACS Instruments. Where the Coupons, Instruments or Pfandbrief Instruments or ACS Instruments form part of the property of a German trade or business interest income, including Accrued and Deemed Interest, and capital gains will also be subject to trade tax.

The German withholding tax rules require withholding by a German financial institution, which term includes a German branch of a foreign financial institution but excludes a foreign branch of a German financial institution or, if no such German financial institution pays out the interest amounts, the debtor of the interest payments (i) (other than in the case of (ii) below) at a rate of 30 per cent. upon interest payments made by such German financial institution or the debtor to (a) German tax residents (i.e. persons whose residence, customary place of abode, corporate seat or principal place management is located in Germany) and (b) persons who are not resident in the Federal Republic of Germany if according to German income tax law the interest received from the Instruments or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments fall into a category of income from German sources such as income from the letting and leasing of German property or income effectively connected with a German trade or business ((a) and (b), together the "German Holder") and (ii) at a rate of 35 per cent. upon interest payments made upon presentation to a German financial institution, of interest coupons (with or without the Instrument or Pfandbrief Instrument or ACS Instrument itself) by a German or foreign holder (other than a foreign financial institution). Withholding tax on interest is also imposed on Accrued Interest and Deemed Interest. As regards Deemed Interest withholding tax will be assessed on an amount equal to the difference between the issue or purchase price of the Instrument or Pfandbrief Instrument or ACS Instrument and the redemption amount or sales proceeds if the holder has kept the Instrument or Pfandbrief Instrument or ACS Instrument in a custodial account since the time of issuance or acquisition, respectively. Otherwise withholding tax is applied to 30 per cent. of the amounts paid in partial or final redemption of the

Instrument or Pfandbrief Instrument or ACS Instrument or the proceeds from the sale of the Instrument or Pfandbrief Instrument or ACS Instrument respectively. The aforementioned tax rates are increased by the solidarity surcharge (*Solidaritätszuschlag*) amounting to 5.5 per cent. of the respective tax rate. The total withholding tax burden therefore amounts to 31.65 per cent. and 36.925 per cent. respectively. The withholding tax (including solidarity surcharge) is an advance payment on the income tax liability if the recipient of the interest payment is subject to German income taxation by assessment.

If the amount of interest due under or the redemption amount of the Instrument or Pfandbrief Instrument or ACS Instrument depends on the performance of an index or if the Instrument or Pfandbrief Instrument or ACS Instrument can be regarded as an equity-like investment, income and deemed income may be subject to income taxation, trade tax and, even if interest on the Instrument or Pfandbrief Instrument or ACS Instrument is not paid out by a German financial institution, to withholding tax.

The obligation of each Issuer to make payments of additional amounts in respect of such withholding or deduction as referred to in Condition 12 (*Taxation*) of the Terms and Conditions of the Instruments will not apply to Instruments or Coupons presented for payment in any of the circumstances referred to in Condition 12(a)(i) to (ix) inclusive. In relation to any Pfandbrief Instruments issued by the Pfandbriefbank, there is no provision in the terms and conditions of the Pfandbrief Instruments for gross-up in relation to such Pfandbrief Instruments. In relation to any ACS Instruments issued by DEPFA ACS, there is no provision in the terms and conditions of the ACS Instruments for gross up in relation to such ACS Instruments.

On 16 December 2002, the Federal Government announced plans to change the existing tax regime in respect of interest income. Instead of the withholding tax currently imposed at a rate of 30 per cent. as a pre-payment towards a German Holder's actual tax liability, a withholding tax at a lower rate (expected (at the date of this Information Memorandum) to be 25 per cent.) would be imposed as the final tax liability. At the date of this Information Memorandum it was unclear whether these plans will actually be implemented.

Ireland

Liability of holders of Instruments or ACS Instruments to Income Tax

Persons resident in Ireland are subject to Irish corporation tax or income tax on their worldwide income, which would include interest paid and discounts realised on the Instruments or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments.

Persons not resident in Ireland are subject to Irish tax on interest paid and discounts realised on Instruments issued by DEPFA plc and on ACS Instruments issued by DEPFA ACS unless one of the following exemptions is available:

(a) A company which is not resident or a person who is not ordinarily resident in Ireland will not be chargeable to income tax in respect of interest paid on Instruments issued by DEPFA plc or on ACS Instruments issued by DEPFA ACS if:

  (i) the Instrument or ACS Instrument is issued on terms which require DEPFA plc or, as the case may be, DEPFA ACS to redeem it within fifteen years after the date on which it was issued; and

  (ii) the Instrument or ACS Instrument is issued and the interest is paid in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997. DEPFA plc and DEPFA ACS have each received a certificate under section 446.

(b) A company which is not resident or a person who is not ordinarily resident in Ireland will not be chargeable to income tax in respect of interest paid on Instruments issued by DEPFA plc or on ACS Instruments issued by DEPFA ACS if:

  (i) the interest is paid on or before 31 December 2005; and

  (ii) the Instrument or ACS Instrument is issued and the interest is paid in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997. DEPFA plc and DEPFA ACS have each received a certificate under section 446.

(c) A company which is not resident in Ireland will not be chargeable to income tax in respect of interest paid (in the ordinary course of business of DEPFA plc or, as the case may be DEPFA ACS) on Instruments issued by DEPFA plc or on ACS Instruments issued by DEPFA ACS if the company is resident in a Member State of the European Union or in a jurisdiction with which Ireland has a valid double taxation treaty.

(d) A person (whether or not a company) who is not resident in Ireland will not be chargeable to income tax in respect of interest paid on Instruments issued by DEPFA plc if:

(i) the person is resident in a Member State of the European Union or in a jurisdiction with which Ireland has a valid double taxation treaty; and

(ii) the Instrument qualifies for exemption from withholding tax on interest as a "Quoted Eurobond".

An Instrument or ACS Instrument will qualify for exemption from withholding tax on interest as a "Quoted Eurobond" if:

(i) it is quoted on a recognised stock exchange; and

(ii) it carries a right to interest; and

(iii) one of the following conditions is satisfied:

(a) the paying agent is not in Ireland; or

(b) the Instrument or ACS Instrument is held in a recognised clearing system (Euroclear, CBL and CBF are recognised for this purpose); or

(c) the beneficial owner of the Instrument or ACS Instrument and who is beneficially entitled to the interest is non-Irish resident and has made a declaration of non-Irish residence in the form required by the Irish Revenue Commissioners.

(e) A person (whether or not a company) who is not resident in Ireland will not be chargeable to income tax in respect of interest paid on ACS Instruments if the person is resident in a Member State of the European Union or in a jurisdiction with which Ireland has a valid double taxation treaty.

A person (whether or not a company) will not be taxed in respect of discounts on Instruments issued by DEPFA plc or ACS Instruments issued by DEPFA ACS in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997 (see above) where:

(i) all persons holding Instruments or ACS Instruments are not resident in Ireland;

(ii) the person is not chargeable in the name of a person (including a trustee) or in the name of an agent or branch in Ireland having the management or control of the discount; and

(iii) the person is not liable to Irish corporation tax on income from an Irish branch or agency or to income tax on the profits of a trade carried on in Ireland, to which the discount is attributable.

Withholding Tax

Irish tax legislation requires licensed banks such as DEPFA plc and DEPFA ACS to withhold tax on the payment of interest or discounts on certain "deposits". The term "deposit" is widely defined and would include an Instrument issued by DEPFA plc or an ACS Instrument issued by DEPFA ACS. There are a number of exemptions to the requirement to withhold tax, of which the most relevant are as follows:

(a) The interest or discount is paid on a deposit which is a debt on a security issued by a bank and is listed on a stock exchange.

(b) Although the Instrument or ACS Instrument is not listed on a stock exchange, the Instrument or ACS Instrument is held in Euroclear, CBL or CBF or any other clearing system recognised from time to time by the Irish Revenue Commissioners, and certain other conditions are met. The Programme complies with those other conditions.

Irish tax legislation contains, in addition to withholding tax on deposit interest, a general withholding tax which may apply if the withholding tax on deposit interest does not. No such withholding tax applies in the case of Instruments, if the Instrument qualifies for exemption as a Quoted Eurobond (see above) or, in the case of ACS Instruments, whether or not the ACS Instrument qualifies for exemption as a Quoted Eurobond. In the case of Instruments that do not qualify for exemption as a Quoted Eurobond (for instance, unquoted Instruments) the general withholding tax is in any event avoided by virtue of an exemption in relation to interest paid by banks in the ordinary course of their business.

Encashment Tax

Interest paid on any Instrument or any ACS Instrument, which qualifies for exemption from withholding tax on interest as a Quoted Eurobond (see above):

(a) by a paying agent in Ireland (other than the issuer of that Instrument or ACS Instrument); or

(b) to an agent in Ireland on behalf of a holder of the relevant Instrument or ACS Instrument,

will be subject to a withholding in respect of Irish income tax at the standard rate of Irish income tax (at the date of this Information Memorandum being 20 per cent.) unless the beneficial owner of the relevant Instrument or ACS Instrument that is entitled to interest is not resident for tax purposes in Ireland and makes a declaration in the required form.

Capital Gains Tax

Where an Instrument or ACS Instrument is listed on a stock exchange, a holder will not be subject to Irish tax on capital gains in respect of that Instrument or ACS Instrument unless that holder is either resident or ordinarily resident for tax purposes in Ireland or that holder has an enterprise or an interest in an enterprise, which carries on business in Ireland through a branch or agency, or a permanent establishment, to which or to whom the security is attributable.

Where an Instrument or ACS Instrument is not listed on a stock exchange, then an exemption from Irish capital gains tax in respect of the Instrument, or ACS Instrument as the case may be, will continue to apply to the holders who are exempted in the circumstances referred to in the paragraph immediately above provided that the Instrument, or the ACS Instrument as the case may be, does not derive its value, or the greater part of its value, from Irish land or certain Irish mineral rights.

Capital Acquisitions Tax

If the Instruments or ACS Instruments as the case may be, are comprised in a gift or inheritance taken from an Irish domiciled, resident or ordinarily resident disponer or if the disponer's successor is resident or ordinarily resident in Ireland, or if any of the Instruments or ACS Instruments are regarded as property situate in Ireland, the disponer's successor may be liable to capital acquisitions tax. The Instruments and ACS Instruments, being in bearer form, would be regarded as property situate in Ireland if they were ever to be physically kept or located in Ireland with a depository or otherwise.

For the purposes of capital acquisitions tax, a non-domiciled person will not be treated as resident or ordinarily resident in Ireland until 1 December 2004 or later and then only in specified circumstances.

At the date of this information memorandum the standard rate of capital acquisitions tax is 20 per cent. No tax applies on a gift or inheritance from a spouse.

Stamp Duty

No stamp duty is payable on the transfer of ACS Instruments issued by DEPFA ACS.

No stamp duty is payable on the transfer by delivery of Instruments issued by DEPFA plc.

European Union Savings Directive

On 3 June 2003 the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by Member States from 1 January 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive each Member State will be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35 per cent. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.

DESCRIPTION OF DEPFA BANK PLC

Introduction

DEPFA BANK public limited company ("DEPFA plc") was incorporated in the Republic of Ireland on 9 October 2001 and, following completion of the restructuring referred to below, is the parent company of the DEPFA BANK plc group of companies, comprising DEPFA plc and its consolidated subsidiaries (the "Group"), which is a specialist European provider of financial services to public sector clients. DEPFA plc is a public limited company based in Dublin and obtained a banking licence from the Central Bank of Ireland, since 1 May 2003, the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland (the "Authority"). DEPFA plc has been registered in the Irish Companies Registration Office, and has been given company number 348819. Its shares are listed on the Frankfurt Stock Exchange. It has a network of subsidiaries, branches and offices across many European countries, as well as in North America and Asia.

The Group including DEPFA plc provides a broad range of products and services to public sector entities, from government budget financing and financing of infrastructure projects to placing of public sector assets and investment banking and other advisory services.

Certain Business Developments

The aim of the Group is to position itself within a few years as one of the world's leading providers of public sector financial services. The Group intends to cover the entire value chain for public sector finance with a wide range of services. In addition, the Group aims to increase its investment banking services and to provide credit analysis and asset management services. The Group plans to expand in these areas, allocating more capital to these businesses and strengthening its capital market activities.

The Group has direct client contacts with many state entities. In addition, management of the Group (the "Management") believes that the Group is, at the date of this Information Memorandum, a cost leader in the field of capital market transactions. Management believes that over the last eight years the Group has enhanced its position with respect to its competitors. This relative improvement has been made possible by paying close attention to the investor base. Management believes that the Group's capital and money market products are well suited to the needs of major institutional investors worldwide and this has been complemented for many years by direct account management on the money market side. The Group is in regular contact with global fixed income investors via its deposit business. The Group intends to reinforce these relationships still further and use them over the next few years to sell other capital market products, including derivatives in addition to money market products and asset management.

The Group is aiming to expand its public sectors financing business in Europe and to supplement its budget finance activities with higher margin business. Management believes that the Group's low cost production gives the Group an advantage in a highly competitive market.

Management believes that the Group's expertise in credit analysis of public sector entities allows greater accuracy in pricing of public sector loans and, in particular, more effective risk control. The standards of the Group's credit analysis have uniform application worldwide in the Group and are integrated in the Group's internal rating system. Management believes this expertise gives the Group a competitive advantage when entering new markets, as in Japan, in particular.

The Group's goal is to focus on those public sector entities involved in large volume business. The Group advises individual public sector debtors on their international capital market transactions or preparations for the ratings process. In addition to pure budget financing, the Group has also built up infrastructure financing in recent years.

In future the Group plans to increase its placement activities in Western Europe using its London branch as a springboard for that purpose and taking advantage of the Group's ties to institutional investors on the one hand (lenders) and public sector entities (borrowers) on the other.

Management of the Group believes that the establishment of DEPFA ACS should bring significant benefits for the budget finance business, which is traditionally characterised by large volumes, high asset quality and relatively low margins. Management believes these benefits should arise from improved funding opportunities and the ability of DEPFA ACS to issue an additional fixed income product in the capital markets, namely public credit covered securities under the ACS Act (including ACS Instruments).

The Group has strengthened its base in the United States by establishing an agency of DEPFA plc in New York. (See further details under "Current Position and Recent Developments" below).

Management believes that the Group has a unique market position in Central and Eastern Europe and is already well placed in practically every country in that region through its investment-banking arm, DEPFA Investment Bank Limited ("DIBL"). The Group uses investment banking techniques in its activities in these regions, i.e. relating primarily to advisory and placement business. The Group (through DIBL) has pursued its aim of expanding into Asia by opening a representative office in Hong Kong. Its remit will be to source investment bank business of the type which it currently conducts in Eastern Europe.

For the past four years, the Group has been operating in Japan via a branch of the former parent, DEPFA Deutsche Pfandbriefbank AG.

Completion of the Restructuring

The restructuring of the DEPFA group, under which the property financing business was spun off into what is now Aareal Bank AG (formerly DePfa Bank AG), and the public sector lending business concentrated under the auspices of DEPFA plc was completed in June 2002. To summarise, the major steps in the restructuring began when DEPFA plc was incorporated on 9 October 2001 under the name of DEPFA Holding plc (the "new Irish Parent Company"). In January 2002 it launched an exchange offer for the shares of the then parent company DEPFA Deutsche Pfandbriefbank AG on a 1:1 basis. At the close of the final acceptance period on 13 March 2002 a total of 98.1 per cent. of the DEPFA Deutsche Pfandbriefbank AG shares had been tendered for exchange for shares in the new Irish Parent Company. On 20 March 2002 the shares of the new Irish Parent Company were listed on the Frankfurt Stock Exchange.

After completion of the share exchange DEPFA Deutsche Pfandbriefbank AG sold subsidiaries, including DePfa-Bank Europe plc and Aareal Bank AG, to the new Irish Parent Company. In early April 2002, the new Irish Parent Company changed its name to DEPFA BANK plc and obtained a banking licence from the Authority.

The next stage of the restructuring involved the distribution of the then group's property business to the shareholders of DEPFA plc by way of a de-merger. The de-merger was effected by reducing the capital of DEPFA plc and transferring the shares of Aareal Bank AG to the shareholders of DEPFA plc as a repayment of capital. On 13 May 2002 the Irish High Court approved the reduction of the capital of DEPFA plc and the Aareal Bank AG shares were allocated to DEPFA plc's shareholders on 6 June 2002 on a 1:1 basis. After completion of the de-merger, DEPFA plc became the parent company of the group of companies comprising the pre-restructuring public finance business.

On 2 December 2002 DePfa-Bank Europe plc successfully completed the planned transfer of substantially all its banking business to DEPFA plc pursuant to Part III of the Irish Central Bank Act 1971 (as amended).

Current Position and Recent Developments

Following the conclusion of the restructuring, and in accordance with its terms, the public finance activities have been managed by DEPFA plc pursuant to a universal banking licence. The former structure of the Group, with the parent company as a specialist institution (mortgage bank) and the subsidiary as a universal bank, has thus been reversed. At the date of this Information Memorandum the covered bond issuing activities were being conducted by two subsidiaries of DEPFA plc: DEPFA Deutsche Pfandbriefbank AG, based in Frankfurt, which is responsible for the issue of Pfandbriefe in Germany; and DEPFA ACS as the Irish asset covered securities bank, which is responsible for the issue of public credit covered securities under the terms of the ACS Act. The ACS Act allows for the issue of asset covered securities which are similar to the German Pfandbriefe. Management intends that the Group continue to issue covered bonds denominated in US dollars, with a view to further expanding the investor base in the North American market especially, as well as in the Asian markets. At the date of this Information Memorandum the Group concentrates on three main areas of public sector financing: budget financing, infrastructure financing and the investment banking business.

Following successful applications made by the management of the Group to the Superintendent of Banks in the State of New York and to the Board of Governors of the Federal Reserve System, the Group has obtained a license to establish and maintain an agency of the Group in the State of New York. The agency's remit will be to source public sector financing activities which complement the Group's activities in Europe and Asia, including providing liquidity support facilities for US municipalities and government-sponsored enterprises, as well as selling credit protection on such entities.

On 6 March 2003 DEPFA ACS issued €4,000,000,000 3.25 per cent. Asset Covered Securities due 15 April 2008. On 2 May 2003 DEPFA ACS increased this inaugural issue to €5,000,000,000. On 30 May 2003 DEPFA ACS issued additional Asset Covered Securities in the amount of €3,500,000,000 at 3.875 per cent. due 15 July 2013. All such Asset Covered Securities were rated AAA/Aaa by Moody's Investors Service, Inc., Standard and Poor's Rating Services, a division of the McGraw Hill Companies Inc. and Fitch Ratings.

Business Performance and Outlook

In respect of the three-month period ending 31 March 2003 the financial results of DEPFA plc show Group net income at €83 million, a 43 per cent. increase year-on-year and corresponds to a return on equity of 29 per cent. At €144 million, total revenues for the first quarter of 2003 were 31 per cent. higher year-on-year. Net interest income, including interest components from derivatives, rose by 18 per cent. to €80 million. Net commission income rose to €20 million. The trading result for this period was €21 million which includes €16 million from the securities business.

Compared to the first quarter of 2002 administrative expenditure was up 35 per cent., to €27 million. Provisions set aside for performance-related remuneration contributed to this increase. The cost/income ratio for this period was 19 per cent. for the quarter. Taking into account €2 million in other expenditure, profit before taxes totalled €115 million (up 26 per cent). New business generated during the first quarter amounted to €12.4 billion, bringing the overall lending volume to €115.2 billion (up 4 per cent).

Since 31 March 2003, and save as otherwise disclosed in this Information Memorandum, there have been no significant changes in the development of DEPFA plc or the Group. Management believes that the Group is developing in line with its expectations.

Taxation

DEPFA plc is located in the International Financial Services Centre (the "IFSC") in Dublin, Ireland. The IFSC is a special business centre for which lower tax rates apply for offshore business. DEPFA plc received a certificate under section 446 of the Irish Taxes Consolidation Act 1997, certifying eligibility for lower tax rates effective from 15 May 2002. This lower tax rate is scheduled to terminate on 31 December 2005. The government of Ireland has provided for a general rate of 12.5 per cent. corporation tax on all other trading income since 2 January 2003. Management expects that DEPFA plc should be able to avail of this rate when its lower rate terminates in 2005.

Registered Office

The registered office of DEPFA plc is International House, 3 Harbourmaster Place, IFSC, Dublin 1, Ireland. The registered number of DEPFA plc is 348819.

Branches, Representative Offices and Subsidiaries of DEPFA

The Group currently has a presence in the following cities through its network of branches, representative offices and subsidiaries: Amsterdam, Copenhagen, Dublin, Frankfurt am Main, Hong Kong, London, Madrid, New York, Nicosia, Paris, Rome, and Tokyo.

On 30 June 2003, DePFA USA Inc., a wholly owned subsidiary of DEPFA BANK plc, was dissolved. As a result, DEPFA UK Ltd, a former subsidiary of DePFA USA Inc., became a wholly owned subsidiary of DEPFA BANK plc.

Objects and Share Capital

The primary object of DEPFA plc is to carry on the business of banking in all its forms, including borrowing, raising or taking up money and employing and using the same.

As of 31 December 2002, DEPFA plc's authorised share capital consisted of €130 million comprised of 43,333,334 shares with a par-value of €3 each. DEPFA plc's issued share capital was €106 million comprised of 35,301,972 shares and was fully paid-up. DEPFA plc's shares are entitled to dividends and are not divided into classes. Each share is entitled to one voting right. DEPFA plc does not hold any of its own shares.

Regulatory Capital

Under the capital regulations of the Authority, at 31 March 2003 DEPFA plc's tier 1 capital was risk-weighted at 9.08 per cent. and its total capital to risk-weighted assets ratio was 16.55 per cent. Also at that date,

76 per cent. of DEPFA plc's on balance sheet assets were 0 per cent. risk-weighted, while 16 per cent. of such assets were 20 per cent. risk-weighted.

Auditors

DEPFA plc's auditors are PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland.

Financial Year

The financial year of the Group is the calendar year.

The Board of Directors of DEPFA BANK plc

There are currently 13 members of the Board of Directors of DEPFA plc, 6 of whom are Executive Directors. Alternate Directors may also be appointed under the Memorandum and Articles of Association of DEPFA plc. DEPFA plc does not have a Supervisory Board.

Members	Principal Outside Activities
Gerhard Bruckermann *(Chairman and CEO)*	Chairman of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K. K. Member of the Board of Directors of DEPFA Investment Bank Ltd. Member of the Advisory Board of Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH. Member of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG.
Dr. Thomas M. Kolbeck *(Vice Chairman and Deputy CEO)*	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K. K. Chairman of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG.
Dermot. M. Cahillane	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DBE Property Holdings Ltd. Member of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Board of Directors of DEPFA ACS BANK. Member of the Board of Directors of DePfa Capital Japan K. K.
Fulvio Dobrich	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Board of Directors of DEPFA UK Ltd. Member of the Board of Directors of DePfa Funding Trust. Member of the Board of Directors of DePfa Funding LLC. Member of the Board of Directors of DLF Inc. Member of the Board of Directors of Malibart Ltd. Member of the Board of Directors of Segundo Ltd.
Dr. Reinhard Grzesik	Member of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG. Member of the Board of Directors of DePfa-Bank Europe plc.
Jürgen Karcher	Vice Chairman of the Supervisory Board of Directors of DEPFA Deutsche Pfandbriefbank AG. Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Supervisory Board of Cytonet GmbH.
Dr. Richard Brantner	Member of the Board of Directors of European Investment Bank. Member of the Board of Directors of DePfa-Bank Europe plc. Deg. DT. Investions und Entwicklungsgesellschaft. Member of the Board of Directors of Integrata AG.
Frances Ruane	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DEPFA ACS BANK Douglas Hyde Gallery. Irish Writers' Centre. National Children's Hospital Foundation Board.

Members	Principal Outside Activities
Hans W. Reich	Member of the Board of Directors of Thyssen Krupp Werften GmbH. Member of the Board of Directors of Frachtkontor Junge & Co. Member of the Board of Directors of HUK-COBURG-Allgemeine-Versicherungs-AG. Member of the Board of Directors of Krankenversicherungs-AG der HUK-COBURG. Member of the Board of Directors of Lebensversicherung-AG der HUK-COBURG. Member of the Board of Directors of ALSTROM GmbH. Member of the Board of Directors of Deutsche Telekom AG. Member of the Board of Directors of IKB Deutsche Industriebank AG. Member of the Board of Directors of RAG AG. Member of the Board of Directors of Thyssen Krupp Steel AG. Haftplicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschland AG. Member of the Board of Directors of HUK-COBURG Holing GmbH. Member of the Board of Directors of Deutsche Engergie-Agenter GmbH.
Prof. Dr. Dr. h.c.mult. Hans Tietmeyer	Vice Chairman of the Board of Directors of Bank for International Settlements. Member of the Board of Directors of BDO Deutsche Warentreuhand AG. DWS Investment GmbH. Member of the Board of Directors of ING Groep N.V. Member of the Board of Directors of Hauck & Aufhäuser Privatbankiers KgaA.
Jacques Poos	Member of the Board of Directors of Banque BNP Paribas (Luxembourg).
Prof. Dr. Alexander Hemmelrath	Partner in Haarmann Hemmelrath & Partner. Member of the Board of Directors of Advanced Medien AG. Gieag. Member of the Board of Directors of Seitz AG. Member of the Board of Directors of Supermarket Media AG.
Maurice O'Connell	None.

Addresses of the Board of Directors of DEPFA BANK plc

The business address of Gerhard Bruckermann, Dermot Cahillane and Reinhard Grzesik is 3 Harbourmaster Place, International House, International Financial Services Centre, Dublin 1, Ireland. The business address of Thomas Kolbeck and Jürgen Karcher is An der Welle 5, 60322 Frankfurt, Germany. The business address of Fulvio Dobrich is 39th floor, 570 Lexington Avenue, New York, NY 10022, USA. The business address of Richard Brantner is Erhard-Junghans Strasse 29, 78713 Schramberg, Germany. The business address of Hans Reich is KFW, Palmengartenstrasse 5-9, D-60325 Frankfurt, Germany. The business address of Frances Ruane is Department of Economics, Trinity College, Dublin 2, Ireland. The business address of Hans Tietmeyer is Reichenbachweg 15b, 61462 Königstein, Germany. The business address of Jacques Poos is 45 Square Emile Mayrisch, Esch-Alzette L4240, Luxembourg. The business address of Alexander Hemmelrath is Haarmen, Hemmelrath & Partner, Rechtsanwälte, Wirtschaftsprüfer, Steuerberater GbR, Maximilianstrasse 35, 80539 Munich, Germany. The business address of Maurice O'Connell is 9 Cyprus Lawn, Templeogue, Dublin 6W, Ireland.

DESCRIPTION OF THE PRINCIPAL SUBSIDIARIES OF DEPFA BANK plc

The principal subsidiaries of DEPFA plc are as follows:

DEPFA Deutsche Pfandbriefbank AG, Frankfurt

DEPFA Deutsche Pfandbriefbank AG, the former parent of the Group, is governed by the German Mortgage Bank Act (MBA) and since its split from Aareal Bank AG concentrates purely on public sector lending.

DePfa-Bank Europe plc, Dublin

DePfa-Bank Europe plc ("DePfa Europe") has historically been responsible for lending to European central, regional and local authorities outside Germany and into Japan and North America. On 2 December 2002, DePfa-Bank Europe plc transferred substantially all of its banking business to DEPFA plc, and management proposes to transfer all of the remaining assets and liabilities of DePfa Europe to DEPFA plc as soon as reasonably practical. There are no immediate plans to liquidate DePfa Europe.

DEPFA ACS BANK, Dublin

DEPFA ACS BANK is an unlimited company wholly owned by DEPFA plc, the primary purpose of which is to provide funding to the Group by issuing asset covered securities under the ACS Act.

DEPFA Investment Bank Ltd., Nicosia

DEPFA Investment Bank Ltd. is incorporated in Nicosia, Cyprus and is responsible for investment banking activity with a focus on sovereign public sector investments in Central and Eastern Europe. At the date of this Information Memorandum, DEPFA Investment Bank Ltd. was a wholly-owned subsidiary of DePfa-Bank Europe plc. Management of the Group plans to sell DEPFA Investment Bank Ltd. to DEPFA plc during 2003.

DEPFA Capital Japan, K.K., Tokyo

DePfa Capital Japan K.K. is incorporated in Japan and engages in public sector financing.

DBE Property Holdings Ltd., Dublin

DePfa Property Holdings Ltd. acts a holding company for the Group's business premises in Dublin, Ireland.

DEPFA UK Ltd

DEPFA UK Ltd was established to provide management consultancy and advisory services relating to international public sector financing.

The following diagram illustrates the structure of the Group at the date of this Information Memorandum. Unless otherwise indicated, all subsidiaries of DEPFA plc are wholly owned:



DEPFA BANK plc
Dublin
98.25%
DEPFA Deutsche Pfandbriefbank AG
DEPFA ACS BANK
DePfa-Bank Europe plc
DePfa UK Ltd.
DEPFA Capital Japan K.K.
DBE Property Holdings Ltd.
DEPFA Funding LLC
DEPFA Funding Trust
DEPFA Finance N.V.
DEPFA International Holdings GmbH
Catalina Management Ltd.
60%
40%
DEPFA Investment Bank Ltd.
87.75%
87.75%
DEPFA Securities Romania S.A.
DEPFA Asset Management Romania S.A.
DEPFA Asset Management Ireland Ltd.
DIBL Asset Management Ltd.

CONSOLIDATED CAPITALISATION AND INDEBTEDNESS OF DEPFA BANK PLC

The following table sets out the capitalisation and indebtedness of the Group and is derived from the unaudited consolidated annual financial statements of the Group prepared in accordance with US GAAP as at 31 March 2003.

	US GAAP 31 March, 2003
	(€ million)
	Group
Authorised capital	
Authorised Capital[1]	130
Issued Capital[2]	104
Capital Reserves	384
Reserves	586
Other Comprehensive Income	104
Total share capital	1,178
Hybrid capital[3]	863
Minority interests[4]	243
Indebtedness	
Loan Capital	
Total long term[5]	71,632
Total short term[6]	20,666
Other indebtedness[7]	42,721
Total indebtedness[8]	135,019
Contingent liabilities arising from guarantees and indemnity agreements	47

(1) Authorised capital is comprised of 43,333,334 common shares with a par value of €3 each, of which 35,301,972 shares comprise issued share capital and 8,031,362 additional shares may be issued under the authorised capital.

(2) Issued share capital is fully paid up and comprised of 35,301,972 shares with a par value of €3 each. At 31 March 2003, the Group held 592,412 shares of DEPFA plc with a nominal value of €1,777,236.

(3) Hybrid capital comprises Profit Sharing Capital of €863 million (consisting of profit sharing certificates issued by the Pfandbriefbank in compliance with German banking regulations).

(4) Minority interests are comprised of €220 million of preference share capital of DEPFA Funding Trust and €23 million minority interest in the Pfandbriefbank.

(5) Of total long term indebtedness, €66,849 million is secured, and €4,783 million is unsecured, but none is guaranteed.

(6) All short term indebtedness is unsecured and not guaranteed.

(7) Of total other indebtedness, €31,846 million is secured, and €10,875 million is unsecured, but none is guaranteed.

(8) Total indebtedness is disclosed in the unaudited consolidated financial statements of the Group as at 31 March 2003 as follows: Liabilities to banks €45,802 million, Liabilities to customers €1,702 million and Debt Securities in Issue €87,515 million.

Save as disclosed above, there has been no material change in the capitalisation or indebtedness, contingent liabilities or liabilities arising from guarantees and indemnity agreements of the Group since 31 March 2003.

CAPITALISATION AND INDEBTEDNESS OF DEPFA BANK PLC

The following table sets out the unconsolidated capitalisation and indebtedness of DEPFA plc and is derived from the audited unconsolidated annual financial statements of DEPFA plc prepared in accordance with Irish GAAP as at 31 December 2002 (which are the most recent publicly available unconsolidated financial statements of DEPFA plc at the date of this Information Memorandum).

	Irish GAAP 31 December, 2002
	(€ million)
Authorised capital	
Authorised capital	130
Issued capital	106
Share premium	1,142
Capital reserve	903
Reserves	33
Total share capital	2,184
Indebtedness(1)	
Loan capital	
Total long term	643
Total short term	15,319
Other indebtedness	32,294
Total indebtedness	48,256

(1) Of total indebtedness, €21,991 million is secured and €26,265 million is unsecured. None of the indebtedness of DEPFA BANK plc is guaranteed.

Save as disclosed above, there has been no material change in the capitalisation or indebtedness, contingent liabilities or liabilities arising from guarantees and indemnity agreements of DEPFA BANK plc since 31 December 2002.

DESCRIPTION OF DEPFA DEUTSCHE PFANDBRIEFBANK AG

Introduction

DEPFA Deutsche Pfandbriefbank AG (the "Pfandbriefbank"), the former parent of the Group is, following the restructuring of the Group in 2002, a 98.2 per cent. subsidiary of DEPFA plc. The shares of the Pfandbriefbank are, like those of its parent, listed on the Frankfurt Stock Exchange.

The Pfandbriefbank is an integral part of the new public finance bank. Its business activities focus on the German public finance business and long-term refinancing in Germany. The head office is located in Frankfurt am Main. The Pfandbriefbank benefits from a letter of comfort from its parent, as further described under "Summary of the Programme", above.

History

The Pfandbriefbank, which traces its origins back to the "Preussische Landespfandbriefanstalt", was established in Berlin on 22 July 1922. According to the Articles of Incorporation, its purpose was to grant loans, in particular for housing and urban development, on favourable terms on a non-profit making basis. It was forced to cease operating at the end of the Second World War. In autumn 1949, it was recognised as a "displaced bank" (one forced to transfer from East to West Germany) and resumed its operations in Wiesbaden in 1950. A joint decree by the responsible state governments changed its name to "Deutsche Pfandbriefanstalt" in July 1951. The participation of the former state of Prussia in the share capital was transferred to the federal government by the law of 16 December 1954.

In 1976 the status of Deutsche Pfandbriefanstalt as an instrument of state housing policy was removed under the Budget Structure Act because its business corresponded essentially to that of a normal mortgage bank operating almost completely in a competitive environment.

On the basis of the changed business operations of Deutsche Pfandbriefanstalt and the disappearance of its public mandate, the Federal Government resolved to transform Deutsche Pfandbriefanstalt into a joint stock company operating under the German Mortgage Bank Act.

To this end, Deutsche Pfandbriefanstalt was transformed — whilst retaining its original identity — into the Pfandbriefbank (at that time called Deutsche Pfandbrief-und Hypothekenbank AG) by resolution of the General Meeting on 17 November 1989, as provided for under the "Law on the Conversion of Deutsche Pfandbriefanstalt into a Joint Stock Corporation" on 31 December 1989.

In 1999, as a result of a group restructuring, Deutsche Pfandbrief-und Hypothekenbank AG was renamed DEPFA Deutsche Pfandbrief Bank AG, focusing on then Group management, public finance and global funding. Management of property activities was centred on DePfa Bank AG (renamed Aareal Bank AG in January 2002). The former Group split into a public finance group (under DEPFA plc) and a property group in June 2002. As a result, the Pfandbriefbank is no longer parent of the Group, but a 98.2 per cent. owned subsidiary of DEPFA plc. The Pfandbriefbank is registered in the commercial register of Frankfurt am Main under No. 55655.

On 27 November 2000, the then Group announced plans to split the company into two independent separately listed public finance and property banking groups, a process which reached completion in June 2002 and which resulted in the Pfandbriefbank no longer being parent company of the Group.

Status and Structure of DEPFA Deutsche Pfandbriefbank AG

With its mortgage bank status, the Pfandbriefbank continues to be subject to the provisions of the German Mortgage Bank Act. Management believes the structure of the Group post-restructuring is more in step with how the public finance bank manages and intends to develop its offering of financial services for the public sector, which has evolved beyond the traditional parameters of public finance as defined by the German Mortgage Bank Act. Products and financial services for the public sector range from financing budgets and infrastructure projects, through to the placement of public-sector assets, credit analysis and the provision of advisory services.

Management believes the exclusive focus of the Pfandbriefbank on low-risk public sector clients boosts the risk profile of DEPFA plc in the capital markets. Management also believes this will fuel the Group's objective of becoming a major issuing house on a par with the public finance agencies. In order to create a homogeneous public finance asset class in the Group, management removed virtually the entire property portfolio risk of the Pfandbriefbank from the Pfandbriefbank's books during the course of 2002 through loan transfers to Aareal Bank AG, securitisation to third-parties as well as through the application of credit derivatives. Aareal Bank AG

has assumed responsibility for the administration of any residual amount in this portfolio and for the closing of third-party credit protection. Management intends that the Pfandbriefbank continue to build the German public finance business and German Pfandbriefe issuing activities as a major subsidiary of the Group based in Frankfurt.

Business Performance and Outlook

As a Group subsidiary, the Pfandbriefbank is responsible mainly for the German Public Finance business and for long-term refinancing, particularly by issuing asset-covered bonds. It also has branches in Tokyo and Rome, through which it is able to offer finance to local public-sector institutions. Due to its mortgage bank status, The Pfandbriefbank will continue to be subject to the provisions of the German Mortgage Banking Act. Management believes the Pfandbriefbank has had a good start to the 2003 financial year, with new business in public sector financing having reached approximately €11 billion by the end of June 2003. Management believes that the Pfandbriefbank's strong equity capital base provides the Pfandbriefbank with an adequate risk-return profile.

Management of DEPFA Deutsche Pfandbriefbank AG

Management has obtained shareholder approval for changes in the structure of the Supervisory Board at the Annual General Meeting of shareholders of the Pfandbriefbank of 19 June 2002 to take into account the new status of the Pfandbriefbank as a subsidiary of DEPFA plc.

Supervisory Board

The Supervisory Board elects and supervises the Managing Board. The Supervisory Board may form committees of members and transfer decision making powers of the Supervisory Board to these committees where permitted by law.

At the date of this Information Memorandum the members of the Supervisory Board were:

Members	Principal Outside Activities
Dr. Thomas M. Kolbeck Chairman	Vice Chairman of DEPFA BANK plc. Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K.K. Chairman of the Board of Directors of DEPFA Investment Bank Limited.
Jürgen Karcher Vice Chairman	Member of the Board of Directors of DEPFA BANK plc. Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Supervisory Board of Cytonet GmbH.
Gerhard Bruckermann	Chairman of the Board of Directors of DEPFA BANK plc. Chairman of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K.K. Member of the Board of Directors of DEPFA Investment Bank. Member of the Advisory Board of Kalsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH.
Dr. Reinhard Grzesik	Member of the Board of Directors of DEPFA BANK plc.
Martina Heep	None.
Dr. Uta Fredebeil	None.

The business address of Dr. Thomas Kolbeck, Jürgen Karcher, Martina Heep and Dr. Uta Fredebeil is An der Welle 5, 60322 Frankfurt, Germany. The business address of Gerhard Bruckermann and Dr. Reinhard Grzesik is International House, 3 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland.

Managing Board

The Managing Board of the Pfandbriefbank is comprised of two members. At the date of this Information Memorandum, the members of the Managing Board (each of whose business address is An der Welle 5, 60322 Frankfurt, Germany) were:

Members	**Principal Outside Activities (where relevant)**
Dr. Marcel Morschbach	None
Carsten Samusch	Member of the Supervisory Board of DEPFA Finance N.V.

Objects

The object of the Pfandbriefbank is the operation of a mortgage bank as defined by the *Hypothekenbankgesetz* (Mortgage Bank Act). The granting of loans in the form of *Hypothekenpfandbriefe* (mortgage bonds) of the Pfandbriefbank at nominal value is permissible with the express consent of the relevant debtor.

Registered Office

The registered office of the Pfandbriefbank is An der Welle 5, 60322 Frankfurt am Main, Germany.

Share Capital

As at 31 December 2002, the Pfandbriefbank's authorised capital was comprised of 54,000,000 common shares without par value, of which 36,000,000 shares comprised issued capital and 18,000,00 additional shares may be issued under the authorised capital (*Genehmigtes Kapital*). Issued capital is fully paid-up.

Financial Year

The financial year of the Pfandbriefbank is the calendar year.

Auditors

The auditors of the Pfandbriefbank for at least the past three financial years are PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Olof-Palme-Strasse 35, 60435 Frankfurt am Main, Germany.

Description of the Pfandbriefbank and its subsidiaries

The principal subsidiaries of the Pfandbriefbank are as follows:

DEPFA Finance N.V.

Depfa Finance N.V. is incorporated in the Netherlands. As a finance company, its object is to borrow funds and to on-lend the funds so received to DEPFA BANK plc or any of its subsidiaries.

DEPFA Funding Trust and DEPFA Funding LLC

DEPFA Funding Trust and DEPFA Funding LLC, both established in Delaware, USA are special purpose vehicles designed to raise Tier 1 funding for the Group.

CAPITALISATION AND INDEBTEDNESS OF DEPFA DEUTSCHE PFANDBRIEFBANK AG

The following table sets out the capitalisation and indebtedness of DEPFA Deutsche Pfandbriefbank AG and is derived from the unaudited unconsolidated annual financial statements of DEPFA Deutsche Pfandbriefbank AG prepared in accordance with German GAAP as at 31 December 2002.

	German GAAP 31 December, 2002
	€ million
Authorised capital	
(a) authorised capital[1]	162
(b) issued capital[2]	108
(c) reserves[9]	1,061
Subordinated liabilities[3]	118
Profit sharing capital[3]	927
Indebtedness	
Loan Capital	
Total short-term[4]	18,494
Total long-term[5]	49,362
Other Indebtedness[6][7][8]	
Total short-term	16,713
Total long-term	7,259
Contingent liabilities arising from guarantees and indemnity agreements	62

(1) Authorised capital is comprised of 54,000,000 common shares without par value, of which 36,000,000 shares comprise issued capital and 18,000,000 additional shares may be issued under the authorised capital (*Genehmigtes Kapital*).

(2) Issued capital is fully paid up and comprised of 36,000,000 common shares without par value.

(3) This is not part of the shareholders' equity. Subordinated liabilities are comprised of subordinated bonds and inter-Group loans. Profit sharing capital is comprised of profit sharing certificates issued in compliance with German banking regulations.

(4) €11,249 million of total short-term loan capital is secured, but none is guaranteed.

(5) €45,605 million of total long-term capital is secured, but none is guaranteed.

(6) €632 million of the total short-term Other Indebtedness is secured, but none is guaranteed. €4,365 million is secured under repurchase agreements with private banks.

(7) €3,932.6 million of the total long-term Other Indebtedness is secured, but none is guaranteed.

(8) Save as disclosed in this capitalisation and indebtedness table, none of the indebtedness of DePfa Deutsche Pfandbriefbank AG is secured or guaranteed.

(9) Includes distributable profit (€997 million).

Save as disclosed above, there has been no material change in the share capital or indebtedness, contingent liabilities or liabilities arising from guarantees and indemnity agreements of DEPFA Deutsche Pfandbriefbank AG since 31 December 2002.

GERMAN PFANDBRIEFE

1. The Pfandbrief Market

In 2001 public sector and mortgage German Pfandbriefe together constituted approximately 13 per cent. of Euro denominated fixed income securities issued by German issuers. This share exceeds that attributable to fixed income securities issued by the German federal government. Public sector German Pfandbriefe account for approximately 90 per cent. of the Pfandbrief market, with mortgage German Pfandbriefe accounting for the remaining 10 per cent. Individual issues of public sector German Pfandbriefe are generally between €5 million and €500 million in size. Since 1995, however, public sector German Pfandbriefe have been placed in the form of so-called jumbo issues, generally exceeding €500 million each. Since June of 1995, public sector German Pfandbriefe in an aggregate principal amount exceeding €400 billion have been placed through such issues. Foreign investors hold a relatively small share of this market: in 2001, investors outside of Germany held approximately 10.2 per cent. of all German Pfandbriefe outstanding, as compared to 37.8 per cent. of German federal government debt. (Source: Association of German Mortgage Banks.)

2. Characteristics

Pfandbriefe are debt securities issued by mortgage banks under the German Mortgage Bank Act (*Hypothekenbankgesetz*) and by public sector credit institutions under the German Mortgage Bank Act on Pfandbriefe and Similar Debentures of Public Sector Institutions (*Gesetz über Pfandbriefe und verwandte Schuldverschreibungen öffentlich-rechtlicher Kreditanstalten*). They fall into two categories, the Mortgage Pfandbriefe and the Public Sector Pfandbriefe, and are usually medium- to long-term instruments, in registered or bearer form, with a maturity commonly of no more than ten years. Pfandbriefe may bear interest at fixed or floating rates. They cannot be redeemed by a Dealer to this programme, or any subsequently appointed Dealers prior to their scheduled date of maturity. Pfandbriefe are issued by (private) mortgage banks and public sector credit institutions such as Landesbanken to provide funding. The issuers operate under strict statutory regulations concerning their banking activities and investments. In particular, the aggregate principal amount of all Mortgage and Public Sector Pfandbriefe may not exceed 60 times the issuer's regulatory liable capital and 48 times in case of mixed mortgage banks.

3. Asset Coverage in the German Pfandbrief Market

A separate asset pool is maintained for the public sector German Pfandbriefe and for the mortgage German Pfandbriefe of each issuer. Specific assets within each pool are not segregated to cover individual issues of German Pfandbriefe. Instead, each pool covers all outstanding German Pfandbriefe issued by mortgage banks in the relevant category. The assets in each pool are listed in the appropriate register maintained by mortgage banks, and each pool is required to be replenished when necessary to ensure that all German Pfandbriefe issued by mortgage banks are fully covered. The maintenance of the registers is supervised by an independent trustee appointed by the Federal Agency for Financial Services Supervision (*Bundesanstalt für Finanzdienstleistungsaufsicht,* the "BaFin").

Asset Pools

The German Mortgage Bank Act sets forth the following principal requirements regarding the asset pools:

- The aggregate principal amount of assets in the pool must at all times be greater than or equal to the aggregate principal amount of the outstanding German Pfandbriefe to which the pool relates.
- The aggregate interest yield on the asset pool must at all times be greater than or equal to the aggregate interest payable on the outstanding German Pfandbriefe to which the pool relates.
- The aggregate net present value of the assets in the pool must be greater than or equal to the net present value of the outstanding German Pfandbriefe to which the pool relates. For purposes of determining compliance with this requirement, the mortgage bank must calculate the relevant net present values on a daily basis.
- The maturity of the German Pfandbriefe issued may not materially exceed the maturity of the assets in the respective pool.

Ordinary Cover

The assets that qualify for inclusion in the pool as ordinary cover for public sector German Pfandbriefe are mainly loans to or guaranteed by the German federal or state governments, municipalities (including local or state

special purpose associations (*Zweckverbände*)) and German public law entities, the governments of member states of the European Union, other contracting states of the Agreement on the European Economic Area, Switzerland, the U.S., Canada or Japan, as well as loans to or guaranteed by regional governments or local authorities in these countries, loans to or guaranteed by certain multinational institutions and the governments of other European states that are full members of the Organisation for Economic Cooperation and Development.

Further permissible ordinary cover assets for public sector German Pfandbriefe are loans to non-profit administrative bodies of federal or regional governments or local authorities in member states of the European Union, other contracting states of the Agreement on the European Economic Area, as well as loans to or guaranteed by the European Communities, the European Investment Bank, the International Bank for Reconstruction and Development, the Council of Europe Development Bank and the European Bank for Reconstruction and Development. However, where it is not assured that the preferential rights granted to holders of German Pfandbriefe under the German Mortgage Bank Act upon insolvency of the bank will be recognised by the jurisdiction of the borrower, then the amount of such loans may not exceed 10 per cent. of the aggregate amount of domestic public sector loans and loans granted in jurisdictions in which the preferential right is acknowledged and loans to or guaranteed by the European Communities, the European Investment Bank, the International Bank for Reconstruction and Development, the Council of Europe Development Bank and the European Bank for Reconstruction and Development included in the pool.

In addition to the loans described above, claims arising from interest and currency swaps, as well as certain other derivatives transactions entered into on the basis of standardised master agreements with suitable banks or financial services institutions as counterparties may also be used as ordinary cover for public sector German Pfandbriefe, provided that the claims of the mortgage bank will not be adversely affected by an insolvency of the mortgage bank or the pool of cover assets. Any claims of the counterparties of the mortgage bank arising from such transactions must also be covered by the assets in the cover pool. The claims arising from derivatives transactions included in the pool of cover assets must not exceed 12 per cent. of the public sector German Pfandbriefe outstanding plus the claims of counterparties of the mortgage bank arising from derivatives transactions included in the cover assets.

The assets that qualify for inclusion in the pool as ordinary cover for mortgage German Pfandbriefe are mainly loans extended by the mortgage bank secured by first mortgages on residential and commercial property in Germany and, subject to certain limitations, other member states of the European Union, contract states of the Agreement on the European Economic Area and Switzerland, in each case with a loan to value ratio not in excess of 60 per cent. As far as the inclusion of derivatives transactions in the cover pool for mortgage German Pfandbriefe is concerned, the same rules apply as to the inclusion of such transactions in the cover pool for public sector German Pfandbriefe.

Substitute Cover

Under the German Mortgage Bank Act, up to 10 per cent. of the aggregate amount of German Pfandbriefe outstanding may be covered by assets ("substitute cover") other than public sector debt or mortgage loans, as the case may be. The proceeds of an issuance may be used as substitute cover temporarily by, among other things, depositing these funds with the Bank's account with the Bundesbank or other suitable credit institutions until suitable qualifying assets are acquired for the pool. In addition, assets which may be used as substitute cover are primarily debt instruments issued or guaranteed by the German federal government, a special fund of the German federal government or a German state government, the European Communities, another member state of the European Union, another contracting state of the Agreement on the European Economic Area, Switzerland, the U.S., Canada or Japan, another European full member state of the Organisation for Economic Cooperation and Development, as well as debt instruments issued or guaranteed by certain multi-national banks, as well, as cash deposits maintained with the German Bundesbank or other suitable banks. To the extent that the substitute cover assets are listed debt securities, they must be valued at an amount that remains below their respective market prices by five per cent. of their nominal value, but such amount may not exceed the nominal value of such securities.

4. Supervision

Mortgage banks are subject to supervision by the Federal Banking Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* — "BaFin") pursuant to the German Mortgage Bank Act and the German Banking Act (*Kreditwesengesetz* — "KWG"). Under the KWG, the BaFin conducts annual audits to determine the status of the mortgage bank's business affairs and to discover potential credit risks. In addition, the BaFin conducts audits at two- to three-year intervals which focus on newly acquired assets, the issuing banks' lending

policy and compliance with statutory coverage requirements in general. Also, the BaFin will appoint a trustee (*Treuhänder*) to determine the adequacy of assets prior to their inclusion in the cover pool and to monitor maintenance of the necessary coverage of the Pfandbriefe in cooperation with the issuing bank. The trustee operates independently of the BaFin, it may report to the BaFin at its own discretion. The trustee has control over all assets jointly with the issuing bank. The bank may issue Pfandbriefe or withdraw assets from the pool only upon examination by and permission of the trustee. Any issuance of Pfandbriefe must first be certified by the trustee to meet the statutory requirements.

5. Consequences of Insolvency: Preferential Claim on Assets

If a mortgage bank were to become insolvent, which could occur as a result of either the bank's inability to pay its debts (*Zahlungsunfähigkeit*) or an excess of its liabilities over its assets (*Überschuldung*), the BaFin would have sole authority to apply to the insolvency court for the opening of insolvency proceedings involving such a bank. Promptly upon the opening of such insolvency proceedings, the insolvency court, in consultation with the BaFin, would appoint a receiver to operate the bank. Any insolvency proceeding with respect to the mortgage bank would not relate to the two pools of assets covering German Pfandbriefe. Accordingly, the assets constituting cover for the German Pfandbriefe would not fall into the insolvency estate of the mortgage bank and would not be available for the satisfaction of the mortgage bank's general creditors. The German Pfandbriefe would remain outstanding and the mortgage bank would use the payments received on the underlying pool of cover assets for payments on the related German Pfandbriefe in the same manner as prior to the insolvency proceedings. In essence, the German Pfandbrief operations of the mortgage bank would continue to operate as if they were a separate legal entity that is not subject to the insolvency proceedings.

In the event that, upon the opening of insolvency proceedings with respect to a mortgage bank, the pool of assets covering the public sector or mortgage German Pfandbriefe of the bank were to be over-indebted or insufficient to make payments as they fall due on the related German Pfandbriefe, the BaFin could apply to the insolvency court for the opening of separate insolvency proceedings with respect to the pool of cover assets concerned. A pool of assets would only be "over-indebted" if the liabilities arising from the German Pfandbriefe covered by the pool of assets were to exceed the value of the pool of assets, and a pool of assets would only be "unable to pay its debts as they fall due" if the pool of assets did not yield sufficient funds in order to pay interest on and principal of the German Pfandbriefe backed by the pool of assets as such payments become due.

If the mortgage bank complies with the provisions of the German Mortgage Bank Act (which compliance is subject to monitoring by the trustee and supervision by the BaFin), the assets comprising a pool should always be sufficient to avoid insolvency proceedings with respect to a pool of assets (unless, in the case of public sector German Pfandbriefe, the public sector issuers of the underlying obligations were to default). In the event of insolvency proceedings with respect to a pool of assets, the German Pfandbriefe covered by such pool of assets would become due, and the holders of such German Pfandbriefe would be repaid with the proceeds from the sale or liquidation of such pool of assets by the insolvency receiver. If the proceeds from the sale or liquidation of such pool of assets were insufficient to repay the holders of the related outstanding German Pfandbriefe, such holders would also have recourse to any assets of the issuer outside the pool in insolvency proceedings with respect to the mortgage bank. However, as regards such assets, holders of German Pfandbriefe would rank equally with other unsecured and unsubordinated creditors of the bank.

DESCRIPTION OF DEPFA ACS BANK

DEPFA ACS Bank ("DEPFA ACS") is a public unlimited company wholly owned by DEPFA plc, the primary purpose of which is to provide funding to the Group by issuing public credit covered securities (including ACS Instruments) in accordance with the ACS Act. DEPFA ACS was incorporated with registered number 354382 in Ireland on 13 March 2002 as a public limited company under the Irish Companies Acts, 1963 to 2001 under the name of DePfa ACS plc. It was subsequently re-registered as a public unlimited company and changed its name to DEPFA ACS BANK.

DEPFA ACS has a banking licence issued under the Irish Central Bank Act, 1971 (as amended) and is supervised by the Authority. It also has the status of a designated public credit institution under the ACS Act which authorises it to issue public credit covered securities (including ACS Instruments) in accordance with the ACS Act.

The registered office of DEPFA ACS is at 3 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland.

The authorised share capital of DEPFA ACS is €1,000,000,000 divided into 1,000,000,000 ordinary shares of €1 each of which 200,000,000 shares are issued. DEPFA plc is the beneficial owner of 100 per cent. of the issued share capital of DEPFA ACS. In addition DEPFA ACS has €75,000,000 of lower Tier 2 subordinated term debt.

DEPFA ACS has no subsidiaries or subsidiary undertakings.

No application will be made to list DEPFA ACS Instruments on the Official List of the UK Listing Authority, nor will any application be made to admit the DEPFA ACS Instruments to trading on the London Stock Exchange.

The Business of DEPFA ACS

DEPFA ACS was established with the purpose of issuing public credit covered securities under the ACS Act in order to finance public sector assets. Accordingly, the core activities of DEPFA ACS will be the acquisition of public sector assets and the issuance and ongoing administration of public credit covered securities in accordance with the ACS Act. The issue of public credit covered securities will provide the Group with another source of long term funding and will assist the Group's liquidity management and improvement of funding costs.

DEPFA ACS has acquired from members of the Group or itself originated a portfolio of assets with an aggregate outstanding principal amount of approximately €10.7 billion as of the date of this Information Memorandum in preparation for the issuance of public credit covered securities. At the initial stages of DEPFA ACS's issuance of public credit covered securities it is likely that asset purchases from other members of the Group will prevail over direct asset origination by DEPFA ACS, as the main focus will be the refinancing of the existing assets on DEPFA plc's balance sheet. It is the Group's intention over time to refinance up to 50 per cent. of the Group's total assets held by Irish members of the Group (those assets on the balance sheet of DEPFA ACS and DEPFA plc). At 31 December 2002 the total assets of the Irish members of the Group amounted to approximately €44.3 billion.

On 6 March 2003 DEPFA ACS issued €4,000,000,000 3.25 per cent. Asset Covered Securities due 15 April 2008. On 2 May 2003 DEPFA ACS increased this inaugural issue to €5,000,000,000. On 30 May 2003 DEPFA ACS issued additional Asset Covered Securities in the amount of €3,500,000,000 at 3.875 per cent. due 15 July 2013. All such Asset Covered Securities were rated AAA/Aaa by Moody's Investors Service, Inc., Standard and Poor's Rating Services, a division of the McGraw Hill Companies Inc. and Fitch Ratings.

The Group's issuance of public credit covered securities is driven by capital market conditions and opportunities. Under its global covered bond programme and subject to market conditions, the Group expects to issue at least two benchmark issues annually with a maturity of five or ten years. Public credit covered securities are expected to serve as an important part of the Group's funding strategy. The Group may also issue public credit covered securities denominated in US dollars, with a view to expanding its investor base in the North American and Asian markets.

The selection of assets for acquisition by DEPFA ACS and inclusion in the Pool will largely be determined by the requirements of the ACS Act and the specific characteristics of the ACS Instruments to be issued in the future. Once the features of forthcoming issues have been determined according to market conditions, the composition of the Pool will be determined by the requirements of the ACS Act and influenced by rating quality standards, diversification objectives and asset liability management considerations.

DEPFA ACS is an unlimited company. There is no limit on the liability of the then-current members (the registered shareholders of record) of DEPFA ACS, as an unlimited company under Irish law, to contribute to DEPFA ACS in an insolvent liquidation of DEPFA ACS to the extent that DEPFA ACS's assets are insufficient to meet its liabilities. In that event, the liquidator of DEPFA ACS or the court has the right to seek contribution from each of the members. DEPFA ACS's unlimited status does not confer on the creditors of DEPFA ACS the right to seek payment of DEPFA ACS's liabilities from DEPFA ACS's members or to seek contribution for DEPFA ACS from the members in the event of DEPFA ACS becoming insolvent or otherwise. This right rests with the liquidator of DEPFA ACS or the court on an insolvent winding-up.

Board of Directors and Management of DEPFA ACS

Three of the directors of DEPFA ACS are employees of Group companies and two are non-executive directors on the board of directors of other Group companies. This close tie between the Group and the directors of DEPFA ACS is aimed at maintaining the Group's expertise and business franchise at DEPFA ACS. However, DEPFA ACS is independent in its decision-making capability as far as it is appropriate for a wholly-owned subsidiary bank of a banking group. It is expected that at least four full board meetings of DEPFA ACS will be held in Ireland each year while the executives will meet on a more regular basis. An audit committee for DEPFA ACS has been established consisting of non-executive directors and will meet on an annual basis to receive the report of the internal audit team of the Group on DEPFA ACS. DEPFA ACS will maintain a limited number of employees and also rely on intra-group services, particularly from its parent, DEPFA plc.

The Board of Directors of DEPFA ACS

As of the date of this Information Memorandum, there are five members of the Board of Directors of DEPFA ACS. Their business addresses and principal outside activities are listed below.

Members	Principal Outside Activities	
Dermot M. Cahillane *(chairman and non-executive director)*	*Offices held within the Group:*	
	DEPFA BANK plc	Member of the Board of Directors
	DePfa-Bank Europe plc	Member of the Board of Directors
	DBE Property Holdings Ltd.	Member of the Board of Directors
	DEPFA Investment Bank Ltd.	Member of the Board of Directors
	DePfa Capital Japan K.K.	Member of the Board of Directors
Professor Frances Ruane *(non-executive director)*	*Offices held within the Group (all non-executive):*	
	DEPFA BANK plc	Member of the Board of Directors
	DePfa-Bank Europe plc	Member of the Board of Directors
	Other Directorships/Activities:	
	Douglas Hyde Gallery, Irish Writers Centre,	
	National Children's Hospital Foundation Board	
Dr. T. P. A. Carey *(non-executive director)*	DCU Executive Education Ltd.	
Brian Farrell *(managing director)*	No other directorships/activities	
Wally Höfer-Neder *(executive director)*	No other directorships/activities	

Addresses of the Board of Directors of DEPFA ACS Bank

The business address of Dermot M. Cahillane and Brian Farrell is 3 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland. The business address of Professor Frances Ruane is the Department of Economics, Trinity College, Dublin 2, Ireland. The business address of Dr. T. P. A. Carey is Dublin City University, Glasnevin, Dublin 9, Ireland. The business address of Wally Höfer-Neder is An der Welle 5, 60322 Frankfurt, Germany.

Auditors

DEPFA ACS's auditors are PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland.

CAPITALISATION AND INDEBTEDNESS OF DEPFA ACS BANK

The following table sets out the capitalisation and indebtedness of DEPFA ACS and is derived from the unaudited Financial Statements of DEPFA ACS prepared in accordance with Irish GAAP as at 31 March 2003.

	Irish GAAP 31 March 2003 (€ thousands)
Total Liabilities	9,556,667
Asset Covered Securities Outstanding	4,000,000
Equity Shareholder's Funds	
Issued Share Capital	100,000
Revenue Reserves	3,998
	103,998
Derivatives (nominals)	9,051

Subsequent to 31 March 2003, an additional €4,500,000,000 in asset covered securities were issued by DEPFA ACS. Also subsequent to that date, DEPFA ACS issued €100,000,000 of share capital. Also, subsequent to 31 March 2003, derivatives (nominals) would have increased in the ordinary course of business in line with the increase of the assets of DEPFA ACS.

On 15 April 2003, DEPFA ACS acquired from DEPFA Finance NV a subordinated loan for the amount of €75,000,000 given by DEPFA plc. Prior to that date, the loan was between DEPFA Finance NV and DEPFA plc.

Save as disclosed above, there has been no material change in the capitalisation or indebtedness, contingent liabilities or liabilities arising from guarantees or indemnity agreements of DEPFA ACS since 31 March 2003.

IRISH ASSET COVERED SECURITIES

1. Overview of the Asset Covered Securities Act, 2001

The Asset Covered Securities Act, 2001 of Ireland (the "ACS Act") introduced into Irish law a framework for the issuance of asset covered securities. These asset-covered securities can only be issued by Irish credit institutions which are registered under the ACS Act and restrict their principal activities to public sector or property financing. Those credit institutions such as DEPFA ACS who are registered under the ACS Act and restrict their principal activities to public sector financing are called designated public credit institutions ("Institutions"). The ACS Act provides, among other things, for the registration of eligible credit institutions as Institutions, the maintenance by Institutions of a defined pool of prescribed public credit assets and limited classes of other assets, known as a cover assets pool ("Pool") and the issuance by Institutions of certain asset covered securities secured by a statutory preference under the ACS Act on the assets ("Cover Assets") comprised in the Pool. Asset covered securities issued by Institutions in accordance with the ACS Act are called public credit covered securities ("Asset Covered Securities"). The ACS Act also varies the general provisions of Irish insolvency law which would otherwise apply with respect to Cover Assets and Asset Covered Securities on the insolvency of an Institution.

The ACS Act further provides for the supervision and regulation of Institutions by the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland (the "Authority"), for the role of the cover-assets monitor (the "Monitor") in respect of each Institution, for asset/liability management between the Pool and Asset Covered Securities and, in certain circumstances, for the role with respect to an Institution and its Pool and Asset Covered Securities of the National Treasury Management Agency or a manager appointed by the Authority.

2. Characteristics of the Pool

A person may only issue Asset Covered Securities in accordance with the ACS Act if it is registered by the Authority as an Institution and if it maintains a Pool in compliance with the ACS Act.

A Pool maintained by an Institution may include only certain public credit assets, substitution assets and cover assets hedge contracts as described below. A public credit asset, substitution asset or cover assets hedge contract forms part of the Pool only if its inclusion has been approved by the Monitor.

Public Credit Assets

A "public credit asset" is defined as property or an asset held by an Institution that comprises one or more public credits.

The ACS Act defines "public credit" as any kind of financial obligation in respect of money borrowed or raised, where the person who has the obligation is:

(a) Ireland, any other European Economic Area (EEA) country, Canada, Japan, the Swiss Confederation, the United States of America, or a country specified in an order made by the Minister for Finance;

(b) a country, other than a country to which paragraph (a) relates, that is a full member of the Organization for Economic Co-operation and Development, but only if it has not rescheduled its external debt during the immediately preceding five years;

(c) any governmental or public entity with tax-raising powers within one of the foregoing countries;

(d) any other governmental or public entity established within one of the foregoing countries whose financial obligations have a capital adequacy risk weighting of 20 percent or less for the purposes of the EU Codified Banking Directive referred to above;

(e) the European Communities (or any of them) or the European Investment Bank;

(f) any other entity established in a country to which paragraph (a) or (b) relates that is prescribed by regulations made by the Authority (as of the date of this Information Memorandum, no such regulations have been made by the Authority).

For the above purposes, a "financial obligation" includes a financial obligation that is in the form of a security that represents other public credit that is securitised as well as one that is not and an obligation given as a surety or guarantee.

Substitution Assets

The ACS Act defines "substitution assets" as

(a) deposits with an eligible financial institution

(b) Tier 1 assets for the purposes of the European System of Central Banks' monetary policy operations; and

(c) any asset designated a substitution asset in an order made by the Minister for Finance (as at the date of this Information Memorandum no assets have been so designated by Ministerial order).

The total prudent market value of all substitution assets included in the Pool may not exceed 20 per cent. of the total prudent market value of all cover assets in the Pool, or such other percentage as the Minister for Finance may prescribe. The Authority may, however, suspend the above ratio requirement if it is satisfied that to do so would facilitate the discharge of secured claims (that is, claims in respect of which the rights of a preferred creditor are secured under Part 7 of the ACS Act against the Institution).

The Authority has prescribed by regulation the following kinds of substitution assets that may be included in a Pool:

(a) Tier 1 assets having a maximum term to maturity of three months from the date upon which they are approved by the Monitor for inclusion in the Pool and entered into the register of public credit covered securities business; and

(b) deposits with eligible financial institutions in each case having a maximum term of deposit of three months from the date upon which they are approved by the Monitor for inclusion in the Pool and entered into the register of public credit covered securities business.

Location Requirements

An Institution may not include in the Pool maintained by that Institution a public credit asset or a substitution asset that is located within one or more category A countries if, after the inclusion of the asset in the Pool, the total prudent market value of all public credit assets and substitution assets comprised in the Pool located in all such countries would exceed 15 percent (or such other percentage as may be specified in regulations made by the Authority) of the total prudent market value of all public credit assets and substitution assets that are then included in the Pool.

An Institution may include in the Pool maintained by the Institution public credit assets or substitution assets that are located within a category B country only if the country has been designated pursuant to an order made by the Minister for Finance of Ireland and the Institution complies with any restrictions specified in such order.

A "category A country" is defined in the ACS Act as Canada, Japan, the Swiss Confederation, the United States of America, or a country specified in an order made by the Minister for Finance. There are currently no other countries specified by Ministerial order for that purpose.

A "category B country" is defined in the ACS Act as a country, other than a category A or EEA country, that is a full member of the Organization for Economic Co-operation and Development, but only if it has not re-scheduled its external debt during the immediately preceding five years.

Non-Performing Assets

Non-performing assets may not be included in the Pool. "Non-performing" is defined in the context of an Institution to mean that the relevant asset is in the course of being foreclosed or otherwise enforced or that one or more payments of principal or interest payable on the related credit are in arrears for ten days or more under the terms of the security documents that govern that credit.

Cover Assets Hedge Contracts

An Institution is permitted under the ACS Act to enter into certain hedging contracts related to its permitted activities including the maintenance of its Pool and the issuance of Asset Covered Securities. Those contracts that relate only to certain Cover Assets and Asset Covered Securities and are comprised in the Pool are called "cover assets hedge contracts."

3. Financial Matching Criteria for the Pool and Asset Covered Securities

The ACS Act sets out certain financial matching requirements which must be met by an Institution in respect of its Pool and Asset Covered Securities. These criteria are that:

(a) the Pool maintained by an Institution has a duration of not less than the Asset Covered Securities;

(b) the prudent market value of the Pool is greater than the total of the principal amount of those Asset Covered Securities;

(c) the total amount of interest payable in a given period of 12 months in respect of the Pool is during that 12 month period not less than the total amount of interest payable in respect of that period on those Asset Covered Securities; and

(d) the currency in which each public credit asset and each substitution asset included in the Pool is denominated is the same as the currency in which those Asset Covered Securities are denominated,

after taking into account, in the case of paragraphs (b), (c) and (d) above, the effect of any cover assets hedge contract that the Institution has entered into in relation to the Pool and those Asset Covered Securities.

4. Restrictions On The Activities Of An Institution

An Institution may not carry on a business activity other than a permitted business activity (see below), although entities which hold dual-designation (relating to both public credit and mortgage credit activities) may carry out the permitted activities in respect of both those designations.

The permitted business activities in which an Institution may engage are:

(a) providing public credit and dealing in and holding public credit assets;

(b) dealing in and holding substitution assets;

(c) dealing in and holding assets that the Authority requires it to hold for regulatory purposes;

(d) dealing in and holding credit transaction assets;

(e) dealing in and holding Tier 2 assets;

(f) engaging in activities connected with financing or refinancing the foregoing classes of assets;

(g) entering into certain hedging contracts for the purpose of hedging risks associated with the foregoing activities; and

(h) engaging in activities that are incidental or ancillary to the foregoing activities.

5. The Role of the Cover-Assets Monitor

The ACS Act requires every Institution to appoint a qualified person to be a cover-assets monitor in respect of the Institution. An appointment of a Monitor by an Institution does not take effect until it is approved in writing by the Authority. The Institution is responsible for paying any remuneration or other money payable to its Monitor in connection with the Monitor's responsibilities in respect of the Institution.

Before an Institution issues Asset Covered Securities or enters into a cover assets hedge contract, the Monitor must take reasonable steps to verify:

(a) that the Institution will be in compliance with the financial matching requirements of the ACS Act with respect to the Pool and Asset Covered Securities and will not be in contravention of the requirements in respect of location of Cover Assets or of the restrictions on the inclusion of substitution assets in the Pool as a result issuing the Asset Covered Securities or entering into the hedge contract;

(b) that the Institution will comply with the requirements of the ACS Act with respect to keeping a register of public credit covered securities business; and

(c) such other matters relating to the business of institutions as may be prescribed by regulations made by the Authority.

The Cover-Assets Monitor in Respect of DEPFA ACS

The Monitor appointed in respect of DEPFA ACS at the date of this Information Memorandum is AIB International Financial Services Limited, an affiliate of Allied Irish Banks plc of Dublin, Ireland. The Authority has approved the appointment of AIB International Financial Services Limited as Monitor in respect of DEPFA ACS. The terms on which AIB International Financial Services Limited has been appointed and acts as Monitor in respect of DEPFA ACS are set out in an agreement entered into between AIB International Financial Services Limited and DEPFA ACS (the "Cover-Assets Monitor Agreement"). The Cover-Assets Monitor Agreement reflects the requirements of the ACS Act in relation to the appointment of a Monitor in respect of an Institution and provides for certain matters, such as overcollateralization, the payment of agreed fees and expenses by DEPFA ACS to AIB International Financial Services Limited, and the resignation of AIB International Financial Services Limited as Monitor in respect of DEPFA ACS (see below).

AIB International Financial Services Limited

AIB International Financial Services Limited ("AIBIFS") was established in 1988 and is a wholly owned subsidiary of AIB Capital Markets plc, which in turn, is a wholly-owned subsidiary of Allied Irish Banks plc. AIBIFS is authorized and regulated by the Authority under the Irish Investment Intermediaries Act, 1995 (as amended) and operates subject to AIB corporate group regulatory requirements and AIB banking group policies in terms of regulatory reporting, operational risk and best business practice. AIBIFS is involved in the provision of outsourced financial and related services for a global client base. AIBIFS administers transactions in Luxembourg, Hungary, the United Kingdom, Switzerland and Ireland.

Resignation of a Monitor

A Monitor may resign by giving at least 30 days' notice in writing to the Authority (unless the Authority agrees to a shorter notice period) and must include in such notice a statement of the reasons for its resignation. In the Cover-Assets Monitor Agreement, AIBIFS has agreed that it will not resign as Monitor in respect of DEPFA ACS unless another entity has agreed to act as Monitor in respect of DEPFA ACS and the Authority has approved the appointment of such other entity as Monitor in respect of DEPFA ACS in place of AIBIFS; *provided that* if a replacement Monitor has not been appointed within six months of AIBIFS having given notice of its intention to resign as Monitor, then AIBIFS shall be entitled to resign as Monitor notwithstanding that no replacement Monitor has been appointed.

6. Insolvency Of Institutions

With respect to Institutions, Part 7 of the ACS Act supersedes the usual provisions of law that address insolvency of Irish companies and banks. Certain insolvency provisions relating to fraud continue to have effect, in addition to any enactment or rule of law that would render the security or contract void or unenforceable on the grounds of fraud or misrepresentation.

Effect of Insolvency or Potential Insolvency on Certain Obligations

The fact that an Institution or its parent entity or any company related to the Institution has become insolvent or potentially insolvent does not affect:

(a) the claims and rights of holders of Asset Covered Securities issued by the Institution;

(b) the claims and rights of a person (other than the holder of an Asset Covered Security issued by the Institution) who has rights under or in respect of any such Asset Covered Security by virtue of any legal relationship with the holder;

(c) the claims and rights that the other contracting party has under any cover assets hedge contract entered into by the Institution;

(d) the appointment of a Monitor and the relevant claims and rights of such Monitor in so far as those claims and rights relate to the appointment or arise under the ACS Act;

(e) the appointment of a manager in respect of the Institution and the relevant claims and rights of such manager in so far as those claims and rights relate to the appointment or arise under the ACS Act; or

(f) the functions of the National Treasury Management Agency under Part 6 of the ACS Act and the relevant claims and rights of the National Treasury Management Agency in so far as those claims and rights relate to those functions.

Preferred and Super-Preferred Creditors

Where an Institution, or its parent entity or any company related to the Institution becomes subject to an insolvency process, preferred creditors are, for the purpose of satisfying their claims and rights under Part 7 of the ACS Act, entitled to have recourse to the Cover Assets that are included in the Pool maintained by the Institution ahead of members of, and contributors to, the Institution and all other creditors of the Institution, its parent entity or company related to the Institution. This provision applies irrespective of whether the claims of creditors other than preferred creditors are preferred under any other enactment or any rule of law and whether those claims are secured or unsecured.

"Preferred creditors" are defined in the ACS Act as all or any of the following persons:

(a) the holder of outstanding Asset Covered Securities issued by the Institution;

(b) a person (other than the holder) who has rights under or in respect of any such Asset Covered Security by virtue of any legal relationship with the holder;

(c) a person with whom the Institution has entered into a cover assets hedge contract, but only if the person is in compliance with the financial obligations imposed under the contract; and

(d) a person who is a super-preferred creditor in relation to the Institution.

The claims of a super-preferred creditors rank ahead of those of the other preferred creditors. "Super-preferred creditors" are defined in respect of an Institution as a Monitor or manager appointed in respect of that Institution.

The claims of the super-preferred creditors and the other preferred creditors have effect irrespective of when the security, contract or appointment of the Monitor or manager giving rise to a claim was issued or made, of when a claim of a preferred creditor arose and of the terms of that security, contract or appointment.

Status of Cover Assets

Cover Assets that are included in the Pool are excluded from forming part of the assets of an Institution, its parent or a related company, for the purposes of any insolvency process until the claims secured by Part 7 of the ACS Act are fully discharged.

Cover Assets that are included in the Pool are not liable to attachment, sequestration or other form of seizure, or to set-off by any persons, that would otherwise be permitted by law so long as claims secured under Part 7 of the ACS Act remain unsatisfied.

The ACS Act provides that an Institution may not create a security interest in respect of any Cover Assets in the Pool if Asset Covered Securities are outstanding or if a cover assets hedge contract is in existence and if such security interest would, but for Part 7 of the ACS Act, adversely affect the priority conferred by Part 7 of the ACS Act on preferred creditors. If an Institution creates any such security interest, the interest is void and any money secured by it is repayable immediately. If a Cover Asset included in a Pool is subject to a security interest which would contravene this requirement, the relevant Institution is required to replace such Cover Asset.

To the extent that the claims of all preferred creditors are not fully satisfied from the proceeds of the disposal of the Cover Assets included in the Pool maintained by the relevant Institution, such creditors become unsecured creditors in the insolvency process relating to the Institution, the claims of the super-preferred creditors ranking above those of the other preferred creditors in this regard.

7. Supervision And Regulation

The Authority is primarily responsible for the supervision and regulation of Institutions.

Institutions are subject to regulation under Irish legislation and regulations relevant to all banking activities other than the activities regulated by the Act in addition to regulation under the Act in respect of the activities regulated thereby.

SUBSCRIPTION AND SALE

Instruments may be sold from time to time by DEPFA plc or, as the case may be, the Pfandbriefbank and Pfandbrief Instruments may be sold from time to time by the Pfandbriefbank and ACS Instruments may be sold from time to time by DEPFA ACS to any one or more of ABN AMRO Bank N.V., Barclays Bank PLC, BNP Paribas, Citigroup Global Markets Limited. Commerzbank Aktiengesellschaft, Credit Suisse First Boston (Europe) Limited, Daiwa Securities SMBC Europe Limited, Deutsche Bank AG London, Dresdner Bank Aktiengesellschaft, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Merrill Lynch International, Mizuho International plc, Morgan Stanley & Co. International Limited, Nomura International plc, Royal Bank of Canada Europe Limited, The Toronto-Dominion Bank and UBS Limited (the "Dealers"). The arrangements under which Instruments may from time to time be agreed to be sold by DEPFA plc or, as the case may be, the Pfandbriefbank and Pfandbrief Instruments may be sold from time to time by the Pfandbriefbank and ACS Instruments may be sold from time to time by DEPFA ACS to, and purchased by, Dealers are set out in an amended and restated dealership agreement dated 1 August 2003 (the "Dealership Agreement", which expression shall include any amendments or supplements thereto) and made between the Issuers and the Dealers. Any such agreement will, *inter alia*, make provision for the form and terms and conditions of the relevant Instruments, Pfandbrief Instruments or, ACS Instruments, the price at which such Instruments, Pfandbrief Instruments or ACS Instruments will be purchased by the Dealers and the commissions or other agreed deductibles (if any) payable or allowable by the relevant Issuer in respect of such purchase. The Dealership Agreement makes provision for the resignation or termination of appointment of existing Dealers and for the appointment of additional or other Dealers either generally in respect of the Programme or in relation to a particular Tranche of Instruments, Pfandbrief Instruments or ACS Instruments.

United States of America

The Instruments, Pfandbrief Instruments and ACS Instruments have not been and will not be registered under the United States Securities Act of 1933 (as amended) (the "Securities Act") and are subject to U.S. tax law requirements. Subject to certain exceptions, Instruments, Pfandbrief Instruments and ACS Instruments may not be offered, sold or delivered within the United States or to U.S. persons. Each Dealer has agreed that it will not offer, sell or deliver any Instruments or Pfandbrief Instruments or ACS Instruments within the United States or to U.S. persons except as permitted by the Dealership Agreement. In addition, until 40 days after the commencement of the offering an offer or sale of Instruments or Pfandbrief Instruments or ACS Instruments within the United States by any Dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

For the purposes of any issue of Instruments, Pfandbrief Instruments and ACS Instruments in relation to which the Pricing Supplement specifies that U.S. Treasury Regulation §1.163-5(c)(2)(i)(D) (the "D Rules") shall apply, the following shall apply:

Each Dealer has represented and agreed that:

(i) except to the extent permitted under U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "D Rules"), (a) it has not offered or sold, and will not offer or sell during the restricted period Instruments and Pfandbrief Instruments and ACS Instruments in bearer form to a person who is within the United States or its possessions or to a United States person, and (b) it has not delivered and will not deliver within the United States or its possessions definitive Instruments in bearer form that are sold during the restricted period;

(ii) it has, and throughout the restricted period it will have, in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Instruments and Pfandbrief Instruments and ACS Instruments in bearer form are aware that such Instruments and Pfandbrief Instruments and ACS Instruments may not be offered or sold during the restricted period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

(iii) if such Dealer is a United States person, it will represent that it will be acquiring the Instruments and Pfandbrief Instruments and ACS Instruments in bearer form for purposes of resale in connection with their original issuance and, if such Dealer retains Instruments and Pfandbrief Instruments and ACS Instruments in bearer form for its own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(13)(6); and

(iv) with respect to each affiliate (if any) that acquires from such Dealer Instruments and Pfandbrief Instruments and ACS Instruments in bearer form for the purposes of offering or selling such Instruments and Pfandbrief Instruments and ACS Instruments during the restricted period, such Dealer either (a) will represent and agree on behalf of such affiliate (if any) to the effect set forth in sub-paragraphs (i), (ii) and (iii) of this paragraph or (b) will agree that it will obtain from such affiliate (if any) for the benefit of the Issuer the representations and agreements contained in sub-paragraphs (i), (ii) and (iii) of this paragraph.

Terms used in the above paragraph have the meanings given to them by the U.S. Internal Revenue Code and Regulations thereunder, including the D Rules.

In addition, under U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "C Rules") where the C Rules are specified in the relevant Pricing Supplement as being applicable in relation to any Tranche of Instruments or, in the case of Pfandbrief Instrument, as specified in the applicable terms and conditions for the Tranche of Pfandbrief Instruments, Instruments, Pfandbrief Instruments and ACS Instruments in bearer form must be issued and delivered outside the United States and its possessions in connection with their original issuance. Each Dealer has represented and agreed that it has not offered, sold or delivered, and will not offer, sell or deliver, directly or indirectly Instruments, Pfandbrief Instruments and ACS Instruments in bearer form within the United States or its possessions in connection with the original issuance. Further, each Dealer has represented and agreed in connection with the original issuance of Instruments, Pfandbrief Instruments and ACS Instruments in bearer form, it has not communicated, and will not communicate, directly or indirectly, with a prospective purchaser if such purchaser is within the United States or its possessions and will not otherwise involve its U.S. office in the offer of sale of Instruments, Pfandbrief Instruments or ACS Instruments in bearer form. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder, including the C Rules.

United Kingdom

In relation to each Tranche of Instruments, Pfandbrief Instruments or ACS Instruments, each Dealer subscribing for or purchasing such Instruments, Pfandbrief Instruments or ACS Instruments has represented to and agreed with, or will represent to and agree with, the relevant Issuer and each other such Dealer (if any) that:

(a) *No offer to public — listed Instruments or Pfandbrief Instruments:* in relation to Instruments or Pfandbrief Instruments which have a maturity of one year or more and which are to be admitted to the Official List of the UK Listing Authority, it has not offered or sold and will not offer or sell any such Instruments or Pfandbrief Instruments to persons in the United Kingdom prior to admission of such Instruments or Pfandbrief Instruments to listing in accordance with Part VI of the FSMA, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(b) *No offer to public — unlisted Instruments, Pfandbrief Instruments or ACS Instruments:* in relation to Instruments, Pfandbrief Instruments or ACS Instruments which have a maturity of one year or more and which are not be admitted to the Official List of the UK Listing Authority, it has not offered or sold and, prior to the expiry of a period of six months from the Issue Date of such Instruments, Pfandbrief Instruments or ACS Instruments, will not offer or sell any such Instruments, Pfandbrief Instruments or ACS Instruments to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(c) *Financial promotion:* it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Instruments, Pfandbrief Instruments or ACS Instruments in circumstances in which Section 21(1) of the FSMA would not apply to DEPFA plc, the Pfandbriefbank or DEPFA ACS if DEPFA plc, the Pfandbriefbank or DEPFA ACS were not authorised persons; and

(d) *General compliance:* it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Instruments, Pfandbrief Instruments or ACS Instruments in, from or otherwise involving the United Kingdom.

Japan

The Instruments and Pfandbrief Instruments and ACS Instruments have not been and will not be registered under the Securities and Exchange Law of Japan and, accordingly, each Dealer has undertaken that it will not offer or sell any Instruments, Pfandbrief Instruments and ACS Instruments, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except in thecircumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

Germany

Each Dealer has confirmed that it will comply with the Securities Sales Prospectus Act of the Federal Republic of Germany *(Wertpapier-Verkaufsprospektgesetz)* of 13 December 1990 (as amended) (the "Act"). In particular, each of the Dealers has represented that it has not engaged in and agreed that it will not engage in public offering *(öffentliches Angebot)* within the meaning of the Act with respect to any Instruments or, as the case may be, Pfandbrief Instruments or, as the case may be, ACS Instruments otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Ireland

Each Dealer has represented and agreed (and each further Dealer appointed under the Programme will be required to represent and agree) that it will not offer, sell or deliver any Instruments of DEPFA plc in Ireland or to any person, including any body corporate, resident in Ireland or whose usual place of abode is in Ireland (an "Irish Person").

Each Dealer has further represented and agreed (and each further Dealer appointed under the Programme will be required to represent and agree) that in respect of Instruments of DEPFA plc that are not listed on any recognised stock exchange, it will not offer, sell or deliver any such Instrument to any person in an aggregate principal amount of less than Euro 500,000 or its equivalent, notwithstanding that the denominations in which transfers of the Instrument may subsequently be carried out (as specified in the relevant Pricing Supplement) may be less than this amount.

Each Dealer has represented and agreed (and each further Dealer appointed under the Programme will be required to represent and agree) that its actions in any jurisdiction will comply with the then applicable laws and regulations.

Each Dealer has further represented and agreed (and each further Dealer appointed under the Programme will be required to further represent and agree) that:

(a) otherwise than in circumstances which do not constitute an offer to the public within the meaning of the Irish Companies Acts, 1963 to 2001, it will not offer or sell, by means of any document, any Instruments of DEPFA plc unless either (i) such Instruments have a maximum maturity of five years from the date of issue and such offer or sale is made to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent), or (ii) if the Programme is listed on the Official List of the Irish Stock Exchange, the offer or sale is effected by means of the Information Memorandum or any other document comprising listing particulars relating to Instruments of DEPFA plc prepared in accordance with the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland and approved by the Irish Stock Exchange or by means of a document, accompanied by an application form, which indicates where the Information Memorandum (or such other document as aforesaid) may be obtained or inspected; and

(b) it has not issued and will not issue any application form for any Instruments of DEPFA plc other than the form incorporated in the Information Memorandum or unless such application form is accompanied by the Information Memorandum (or such other document as aforesaid).

In relation to Instruments and Pfandbrief Instruments of the Pfandbriefbank, each Dealer has represented and agreed (and each further Dealer appointed under the Programme will be required to represent and agree) that otherwise than in circumstances which do not constitute an offer to the public within the meaning of the Irish

Companies Acts, 1963 to 2001, it has not offered or sold and will not offer or sell in Ireland, by means of any document, any Instruments or Pfandbrief Instruments of the Pfandbriefbank except (i) to persons whose ordinary business it is to buy or sell shares or debentures whether as principal or agent or (ii) if the Programme is listed on the Official List of the Irish Stock Exchange, the offer or sale is effected by means of the Information Memorandum or any other document comprising listing particulars relating to Instruments or, as the case may be, Pfandbrief Instruments of the Pfandbriefbank prepared in accordance with the European Communities (Stock Exchange) Regulations, 1984 (as amended) of Ireland and approved by the Irish Stock Exchange or by means of a document, accompanied by an application form, which indicates where the Information Memorandum (or such other document as aforesaid) may be obtained or inspected or (iii) where the relevant offer document relating to the Instruments or, as the case may be, Pfandbrief Instruments is first published or issued in the United Kingdom and complies with the law for the time being in force in the United Kingdom. Each Dealer has further represented and agreed (and each Dealer appointed under the Programme will be required to represent and agree) that it has not issued and will not issue in Ireland any application form for any Instruments or, as the case may be, Pfandbrief Instruments of the Pfandbriefbank other than the form incorporated in the Information Memorandum or unless such application form is accompanied by the Information Memorandum (or such other document as aforesaid).

Each Dealer has further represented and agreed (and each further Dealer appointed under the Programme will be required to further represent and agree) that:

(a) in connection with offers or sales of Instruments of DEPFA plc, it has not issued or distributed, and will not issue or distribute or cause to be issued or distributed, in Ireland or to any Irish Person, the Information Memorandum or any other document offering for subscription or sale any Instruments of DEPFA plc;

(b) in connection with offers or sales of Instruments or Pfandbrief Instruments, it has only issued or passed on, and will only issue or pass on, in Ireland, any document received by it in connection with the issue of such Instruments, or as the case may be, Pfandbrief Instruments, to persons who are persons to whom the documents may otherwise lawfully be issued or passed on; and

(c) it has complied and will comply with all applicable provisions of the Investment Intermediaries Act, 1995 (as amended) of Ireland with respect to anything done by it in relation to the Instruments or, as the case may be, Pfandbrief Instruments if operating in, or otherwise involving, Ireland.

Each Dealer has further represented and agreed (and each further Dealer appointed under the Programme will be required to further represent and agree) that:

(a) it has not and will not make at any time any offer of ACS Instruments in Ireland or to any persons in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply; and

(b) it will not underwrite or place ACS Instruments otherwise than in conformity with the provisions of the Investment Intermediaries Act, 1995 of Ireland, as amended, including, without limitation, sections 9 and 23 (including advertising restrictions made thereunder) thereof and the codes of conduct made under section 37 thereof or, in the case of a credit institution exercising its rights under the Banking Consolidation Directive (2000/12/EC of 20 March 2000) in conformity with the codes of conduct or practice made under section 117(1) of the Central Bank Act, 1989 of Ireland, as amended.

General

Save for the Issuers having obtained the approval of this document by the UK Listing Authority, the Frankfurt Stock Exchange and the Irish Stock Exchange, and the Issuers having procured the delivery of a copy of this document for registration to the Registrar of Companies in England and Wales and to the Registrar of Companies in Ireland, no action has been or will be taken in any country or jurisdiction by any Issuer or the Dealers that would permit a public offering of Instruments, Pfandbrief Instruments and ACS Instruments, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Persons into whose hands this Information Memorandum comes are required by the Issuers and the Dealers to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver Instruments, Pfandbrief Instruments and ACS Instruments or have in their possession or distribute such offering material, in all cases at their own expense.

GENERAL INFORMATION

1. The admission of the Programme to the Official List of the UK Listing Authority, to listing on the Official List of the Irish Stock Exchange Limited, and to listing on the Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange is expected to take effect on or about 6 August 2003.

2. The admission of the Instruments and Pfandbrief Instruments to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange, the admission of the Instruments and ACS Instruments to listing on the Official List of the Irish Stock Exchange Limited and the admission of the Instruments and Pfandbrief Instruments to listing on the Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange will be expressed as a percentage of their principal amount (exclusive of accrued interest). Any Tranche of Instruments, any Tranche of Pfandbrief Instruments and any Tranche of ACS Instruments intended to be so admitted to listing and to trading will be so admitted upon submission to the relevant listing authority or stock exchange of the relevant Pricing Supplement and, in the case of Pfandbrief Instruments and ACS Instruments, the relevant Pricing Supplement and any other information required by the relevant listing authority or stock exchange, subject to the issue of the relevant Instruments, Pfandbrief Instruments or ACS Instruments. Prior to official listing, dealings will be permitted by the relevant listing authority or stock exchange in accordance with its rules. Transactions will normally be effected for delivery on the third working day after the day of the transaction.

However, Instruments, Pfandbrief Instruments and ACS Instruments may be issued pursuant to the Programme which will not be admitted to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange or admitted to listing on the Irish Stock Exchange or the Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange or any other listing authority, stock exchange or quotation system or which will be admitted to listing, trading or quotation on such listing authority, stock exchange or quotation system as the relevant Issuer and the relevant Dealer(s) may agree.

3. The establishment of the Programme was authorised by a resolution of the Managing Board of the Pfandbriefbank passed on 6 December 2001 and by a resolution of the Board of Directors of DePfa-Bank Europe plc passed on 17 December 2001 (DePfa-Bank Europe plc has ceased to be an Issuer under the Programme). The accession of DEPFA BANK plc as an Issuer of Instruments under the Programme was authorised by a resolution of a committee of the Board of Directors of DEPFA plc on 22 November 2002. The update of the Programme and the accession of DEPFA ACS as an Issuer of ACS Instruments under the Programme was authorised by a committee of the Board of Directors of DEPFA plc, the Managing Board of the Pfandbriefbank and a committee of the Board of Directors of DEPFA ACS on 7 July 2003, 8 July 2003 and 7 July 2003 respectively.

4. There are no, nor have there been any, legal, arbitration or administrative proceedings involving any of DEPFA plc or any of its subsidiaries or the Pfandbriefbank or any of its subsidiaries or DEPFA ACS (and no such proceedings are pending or threatened) which may have or have had during the 12 months prior to the date of this document a significant effect on the financial position of DEPFA plc, the Pfandbriefbank or DEPFA ACS or of DEPFA plc and its subsidiaries or of the Pfandbriefbank and its subsidiaries taken as a whole.

5. Save as disclosed herein, since 31 December 2002, the last day of the financial year in respect of which the most recent audited consolidated financial statements of DEPFA plc were published, and since 31 December 2002, the last day of the financial year in respect of which the most recent audited unconsolidated financial statements of the Pfandbriefbank were published, and since 31 December 2002, the date of the most recent audited unconsolidated financial statements of DEPFA ACS, there has been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of DEPFA plc, the Pfandbriefbank or DEPFA ACS or of DEPFA plc and its subsidiaries taken as a whole.

6. The consolidated financial statements of DEPFA plc have been audited for the year ending 31 December 2002 by PricewaterhouseCoopers. The consolidated and unconsolidated financial statements of the Pfandbriefbank for the years ended 31 December 2000 and 2001 and the unconsolidated financial statements of the Pfandbriefbank for the year ended 31 December 2002 have been audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, and unqualified opinions have been obtained thereon. The unconsolidated financial statements of DEPFA ACS have been audited for the period from the incorporation of DEPFA ACS on 13 March 2002 to 31 December 2002 by PricewaterhouseCoopers. Group accounts of DEPFA ACS for the purposes of the European Communities (Credit Institutions: Accounts) Regulations, 1992 of Ireland in respect of the financial year ended 31 December 2002 have not been prepared because DEPFA ACS is not required to prepare group accounts.

7. The audited consolidated financial statements of DEPFA plc for the year ended 31 December 2002 attached to this Information Memorandum have been extracted from the 2002 Annual Report of DEPFA plc.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. They do not constitute or contain accounts a copy of which is required by the European Communities (Credit Institutions: Accounts) Regulations, 1992 of Ireland to be annexed to DEPFA plc's annual return. Copies of the accounts of DEPFA plc for the years ended 31 December 2001 and 31 December 2002 required by the European Communities (Credit Institutions: Accounts) Regulations, 1992 of Ireland to be annexed to an annual return of DEPFA plc have been so annexed and the auditors of DEPFA plc have made reports under section 193 of the Companies Act, 1990 of Ireland in respect of such accounts, in each case without any qualification referred to in section 193.

8. For so long as the Programme remains in effect or any Instruments, Pfandbrief Instruments and ACS Instruments shall be outstanding, copies and, where appropriate, English translations of the following documents may be inspected during normal business hours at the registered offices in Ireland of DEPFA plc and DEPFA ACS and at the specified offices of the Fiscal Agent, the German Fiscal Agent and each of the Paying Agents:

(a) the constitutive documents of each of the Issuers;

(b) the current listing particulars in relation to the Programme, together with any amendments or supplements thereto and any document incorporated therein by reference;

(c) the Agency Agreement;

(d) the Deed of Covenant;

(e) the Dealership Agreement;

(f) the Cover-Assets Monitor Agreement;

(g) the report of the auditors to the Pfandbriefbank referred to in the listing particulars;

(h) the most recent publicly available audited financial statements for each of DEPFA plc, the Pfandbriefbank and DEPFA ACS beginning (in the case of DEPFA plc) with the audited consolidated financial statements for the year ended 31 December 2002 and (in the case of the Pfandbriefbank) with the audited unconsolidated financial statements for the years ended 31 December 2001 and 31 December 2002 and (in the case of DEPFA ACS) with the audited unconsolidated financial statements for the period from the incorporation of DEPFA ACS on 13 March 2002 to 31 December 2002 and the most recent publicly available unaudited consolidated interim financial statements of DEPFA plc and unaudited unconsolidated interim financial statements of DEPFA ACS (the Pfandbriefbank does not publish interim accounts) beginning with (in the case of DEPFA plc) the unaudited consolidated interim financial statements for the three month period ending 31 March 2003 and (in the case of DEPFA ACS) with the unaudited unconsolidated interim financial statements for the three month period ending 31 March 2003;

(i) any Pricing Supplement; provided however, that in the case of a Tranche of Instruments in relation to which application has not been made for admission to the Official List of the UK Listing Authority, the Official List of the Irish Stock Exchange Limited or the Frankfurt Stock Exchange or for admission to listing, trading or quotation on any other listing authority, stock exchange or quotation system copies of the relevant Pricing Supplement will only be available for inspection by a holder of, or (as the case may be) a Relevant Account Holder (in each case as defined in the Deed of Covenant) in respect of, such Instruments; and

(j) the ACS Act.

9. This Information Memorandum includes as an Appendix a form of application for Instruments of DEPFA plc or the Pfandbriefbank to comply with certain Irish legal requirements. It is not necessary for potential purchasers to complete the application form to apply for Instruments of DEPFA plc or the Pfandbriefbank under the Programme. Neither DEPFA plc nor the Pfandbriefbank nor any Dealer will be bound in any way whatsoever to issue or sell any Instruments of DEPFA plc or the Pfandbriefbank to any person who completes and returns such application form.

10. PricewaterhouseCoopers and PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt have given, and have not withdrawn, their consent to the issue of this Information Memorandum with the inclusion herein of their respective reports, dated 25 April 2003, 24 February 2003 and 4 April 2003, respectively, and to the reference to their respective names, in the form and context in

which they appear and have authorised the contents of those parts of the Information Memorandum for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

11. The Instruments, Pfandbrief Instruments or ACS Instruments have been accepted for clearance through Euroclear and CBL. The appropriate Common Code and International Securities Identification Number in relation to the Instruments, Pfandbrief Instruments or ACS Instruments of each Series and any other clearing system as shall have accepted the relevant Instruments, Pfandbrief Instruments or ACS Instruments for clearance will be specified in the Pricing Supplement relating thereto.

12. Settlement arrangements will be agreed between the relevant Issuer, the relevant Dealer and the Fiscal Agent or, as the case may be, the German Fiscal Agent in relation to each Tranche of Instruments, Pfandbrief Instruments and ACS Instruments.

13. Any supplements to the Information Memorandum will be published in Germany in a national newspaper of the Frankfurt Stock Exchange that has been designed for exchange notices which is expected to be the *Börsen-Zeitung* or will be available at the offices of the German Fiscal Agent and the Frankfurt Stock Exchange.

Appendix

[DEPFA BANK plc/DEPFA Deutsche Pfandbriefbank AG]

APPLICATION FORM

This application form is issued with the Information Memorandum solely to comply with the requirements of the European Communities (Stock Exchange) Regulations 1984 as amended of Ireland. If you have already made your application for Instruments of [DEPFA BANK plc/DEPFA Deutsche Pfandbriefbank AG] or if you have already received a confirmation of your purchase of Instruments of [DEPFA BANK plc/DEPFA Deutsche Pfandbriefbank AG], you should not take any action with regard to this application form.

Neither [DEPFA BANK plc/DEPFA Deutsche Pfandbriefbank AG] nor any dealer shall be bound in any way whatsoever to issue or sell any Instruments of [DEPFA BANK plc/DEPFA Deutsche Pfandbriefbank AG] to any person who completes and returns this application form.

To:* ....

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I/We offer to purchase .... Instruments of [DEPFA BANK plc/DEPFA Deutsche Pfandbriefbank AG] on and subject to the terms and conditions contained in the Information Memorandum.

MR MRS MISS OR TITLE FORENAME(S) (IN FULL)

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ADDRESS (IN FULL)

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Any joint applicants should complete the following details:

MR MRS MISS OR TITLE	MR MRS MISS OR TITLE	MR MRS MISS OR TITLE
....	....	....
FORENAME(S) (IN FULL)	FORENAME(S) (IN FULL)	FORENAME(S) (IN FULL)
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SURNAME	SURNAME	SURNAME
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ADDRESS (IN FULL)	ADDRESS (IN FULL)	ADDRESS (IN FULL)
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SIGNATURE	SIGNATURE	SIGNATURE
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Listing Particulars relating to Instruments of DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG have been prepared and have been approved by The Irish Stock Exchange Limited in accordance with the European Communities (Stock Exchange) Regulations, 1984 as amended of Ireland. Copies of such Listing Particulars can be inspected at or obtained from the office of DEPFA BANK plc, Ireland and DEPFA Deutsche Pfandbriefbank AG, Frankfurt.

FINANCIAL INFORMATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF DEPFA BANK PLC AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2002

Balance Sheet of DEPFA BANK plc

The following table is extracted from the audited consolidated financial statements of DEPFA BANK plc and shows the consolidated Balance Sheet, prepared in accordance with U.S. GAAP, of DEPFA BANK plc and its consolidated subsidiaries as at 31 December 2002 and 31 December 2001.

	(Notes)	31 December, 2002 (€ million)	31 December, 2001[(1)] (€ million)
Assets			
Cash and balances with central banks	(1)	645	1,360
Loans and advances to banks	(2)	13,281	14,040
Loans and advances to customers	(3)	59,764	81,399
Debt securities and other fixed-income securities	(5)	64,566	74,387
Equities and other non-fixed income securities	(6)	23	296
Equity participations	(7)	7	121
Intangible assets	(8)	5	53
Property and equipment	(9)	15	165
Other assets	(10)	3,120	3,168
Accrued interest and prepaid expenses	(11)	4,421	5,910
Total assets		145,847	180,899
Shareholders' equity and liabilities			
Liabilities to banks	(12)	36,774	51,403
Liabilities to customers	(13)	3,554	15,980
Debt securities in issue	(14)	89,625	98,548
Other liabilities	(15)	8,605	4,589
Accrued interest and deferred income	(16)	4,752	5,641
Provisions	(17)	233	372
Hybrid capital	(18)	926	1,539
Minority interests	(19)	242	614
Total liabilities		144,711	178,686
Equity	(20)		
Subscribed capital		105	105
Capital reserve		396	386
Retained earnings		503	1,750
Other comprehensive income		132	(28)
Total equity		1,136	2,213
Total shareholders' equity and liabilities		145,847	180,899
Contingent liabilities and irrevocable loan commitments	(37)		
Contingent liabilities on guarantees and indemnity agreements		62	1,437
Irrevocable loan commitments		4,430	7,633

(1) The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December 2001 as restated for the equity roll-back.

Profit and Loss Account of DEPFA BANK plc

The following table is extracted from the audited consolidated financial statements of DEPFA BANK plc and shows the consolidated Profit and Loss Account, prepared in accordance with U.S. GAAP, of DEPFA BANK plc as at and for the years ended 31 December 2002 and 31 December 2001.

	Notes	1 January – 31 December, 2002	1 January – 31 December, 2001[1]
		(€ million)	(€ million)
Interest and similar income from			
Lending and money market business	(23)	3,546	3,939
Fixed-income securities	(23)	2,831	2,876
Interest and similar expenses	(23)	(6,079)	(6,556)
Net interest income		298	259
Commission income	(24)	42	35
Commission expenditure	(24)	(10)	(32)
Income from sale of assets	(25)	99	27
Trading result	(26)	(21)	41
Other income	(27)	2	37
Other operating income		410	367
General administrative expenses	(28)	(91)	(86)
Depreciation and amortisation of intangible assets and property and equipment		(6)	(10)
Other expenditure	(29)	(6)	(6)
Operating results before provision for loan losses		307	265
Provision for loan losses		—	(12)
Result from the first-time application of FAS 133		—	(29)
Income before income taxes		307	224
Income taxes	(30)	(59)	(56)
Income after income taxes		248	168
Minority interest	(31)	(12)	(31)
Group net income for the year – continuing operations		236	137
Results from discontinued operations:	(32)		
Operating result from discontinued operations		(10)	154
Loss on disposal of discontinued operations including impairment on date of spin-off		(792)	—
Group net income		(566)	291
Weighted average number of ordinary shares in circulation		35,301,972	35,301,972
Earnings per share from continuing operations before adjustments following the first-time application of FAS 133 (€)		6.70	4.43
Earnings per share from continuing operations resulting from adjustments following the first-time application of FAS 133 (€)		—	(0.55)
Earnings per share from continuing operations (€)		6.70	3.88
Earnings per share from discontinued operations (€)		(22.70)	4.36
Total earnings per share (€)		(16.00)	8.24
Diluted earnings per share from continuing operations before adjustments following the first-time application of FAS 133 (€)		6.70	4.43
Diluted earnings per share from continuing operations resulting from adjustments following the first-time application of FAS 133 (€)		—	(0.55)
Diluted earnings per share from continuing operations (€)		6.70	3.88
Diluted earnings per share from discontinued operations (€)		(22.70)	4.36
Total diluted earnings per share (€)		(16.00)	8.24

(1) The comparative profit and loss account figures for the year ended 31 December 2001 are based on the DEPFA Group financial statements for the year ended 31 December 2001, reclassified for discontinued operations.

Cash Flow Statement of DEPFA BANK plc

The following table is extracted from the audited consolidated financial statements of DEPFA BANK plc and shows the consolidated Cash Flow Statement, prepared in accordance with U.S. GAAP, of DEPFA BANK plc as at and for years ended 31 December 2002 and 31 December 2001.

	2002 Net cash flow	2001 Net cash flow
	(€ million)	(€ million)
Net income for the year	(566)	291
Non-cash items included in net income and reconciliation to cash flow from operating activities		
Provision for loan losses	(3)	119
Carrying value adjustments on foreclosed assets/asset pool	—	44
Depreciation and amortisation of property and equipment, financial assets and intangible assets	7	47
Net change in trading derivatives	7	(65)
Deferred taxes	19	31
Change in accrued interest income	1,097	(861)
Change in accrued interest expenditure	(535)	711
Other non cash items in discontinued operations	791	—
Other non cash items	91	58
Subtotal	908	375
Gain/loss on sale of available for sale securities	2	(69)
Decrease/increase in other assets	237	(2,543)
Increase in other liabilities	81	1,915
Cash flow from operating activities	1,228	(322)
New property finance loans	—	(5,937)
Property finance loan repayments	6,106	2,958
New public sector loan	(8,437)	(12,956)
Public sector loan repayments	8,842	12,330
Change in other loans and advances to banks and customers	2,542	(1,183)
Purchase of securities available for sale and securities held to maturity	(19,270)	(25,920)
Sale/maturity of securities available for sale and securities held to maturity	23,213	9,607
Addition of foreclosed assets	—	(28)
Sale of foreclosed assets	43	41
Purchase of property and equipment and financial assets	—	(219)
Sale of property and equipment and financial assets	84	367
Change in scope of consolidation including purchase of minority interest	(102)	(10)
Cash flow from investment activities	13,021	(20,950)
Issue of preferred securities	—	250
Net sale of own shares	10	—
Loan notes raised	—	208
Loan notes repaid	—	(869)
New issue of debt securities	70,786	34,051
Debt securities repaid	(74,915)	(22,501)
Other amounts raised from banks and customers	(10,803)	10,122
Dividends paid	(42)	(36)
Cash flow from financing activities	(14,964)	21,225
Cash and cash equivalents at end of previous period	1,360	1,407
Cash flow from operating activities	1,228	(322)
Cash flow from investment activities	13,021	(20,950)
Cash flow from financing activities	(14,964)	21,225
Cash and cash equivalents at end of period	645	1,360

The accompanying Notes are an integral part of these Group accounts.

Statement of Changes in Shareholders' Equity of DEPFA BANK plc

The following table is extracted from the audited consolidated financial statements of DEPFA BANK plc and shows the Statement of Changes in Shareholders' Equity of DEPFA BANK plc as at 31 December 2002.

				Other comprehensive income			
	Subscribed capital	Capital reserve	Retained earnings	Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash flow hedges	Accumulated effects of currency translation	Total
				(€ million)			
Balance at 1 January 2001	108	416	1,530	(79)	—	15	1,990
Roll-back of creation of minority interest by share exchange	(2)	(8)	(35)	1	—	—	(44)
Adjusted balance at 1 January 2001	106	408	1,495	(78)	—	15	1,946
Group net income for the year	—	—	291	—	—	—	291
Other comprehensive income	—	—	—	55	(19)	(1)	35
Comprehensive income	—	—	291	55	(19)	(1)	326
Dividends	—	—	(36)	—	—	—	(36)
Purchase of Treasury Stock	(1)	(22)	—	—	—	—	(23)
Balance at 31 December 2001	105	386	1,750	(23)	(19)	14	2,213
Group net income[1]	—	—	(566)	—	—	—	(566)
Other comprehensive income[2]	—	—	—	55	30	(14)	71
Spin-off Aareal Bank AG	—	—	(639)	74	15	—	(550)
Comprehensive income	—	—	(1,205)	129	45	(14)	(1,045)
Dividends	—	—	(42)	—	—	—	(42)
Sale of Treasury Stock	1	22	—	—	—	—	23
Purchase of own shares	(1)	(12)	—	—	—	—	(13)
Balance at 31 December 2002	105	396	503	106	26	—	1,136

Notes to the Audited Consolidated Financial Statements of DEPFA BANK plc

The following notes to the audited consolidated financial statements of DEPFA BANK plc are extracted from the audited consolidated financial statements of DEPFA BANK plc for the year ended 31 December 2002. The information below does not include any information in respect of discontinued operations.

General principles

The Group accounts of DEPFA BANK plc for the financial year 2002 were prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP). The group accounts conform with the 7th Directive of the European Council in respect of group accounts for banks and financial institutions.

Irish statutory accounts

The financial information relating to DEPFA BANK plc and its subsidiaries included in this document does not comprise statutory financial statements as required by the Irish Companies Acts, 1963 to 2001. Statutory financial statements will be prepared in accordance with Irish Generally Accepted Accounting Principles (Irish GAAP) and will be filed with the Company's Annual Return and lodged with the Registrar of Companies.

(A) BASIS FOR THE GROUP ACCOUNTS

Impact of the re-organisation of DEPFA Group

Prior to the re-organisation, the DEPFA Group operated three business units — Public Finance, Property Finance and IT Services. The purpose of the restructuring, which is described in more detail below, was to de-merge the Property Finance and IT Services activities from the Public Finance business and create two separate and publicly listed Groups — the DEPFA BANK, a public finance bank, and the Aareal Bank which operates in property finance and IT services.

In order to effect this de-merger, a new Dublin-based parent company, DEPFA BANK plc, was formed for the Group. The property and IT subsidiaries DePfa Bank AG (now Aareal Bank AG) and DEPFA IT Services AG (now Aareon AG) were spun off. The property activities in other group subsidiaries were transferred to Aareal Bank AG. Certain remaining property loans will be transferred to Aareal Bank AG in 2003 and onward. The parent company of the old DEPFA Group was DEPFA Deutsche Pfandbriefbank AG.

The main operating subsidiaries of DEPFA BANK plc are DEPFA Deutsche Pfandbriefbank AG, the former parent company, and DEPFA Investment Bank Ltd. DePfa-Bank Europe plc was merged with DEPFA BANK plc in 2002.

The re-organisation of the DEPFA Group was finalised on 6 June 2002. The major steps and related accounting treatment are as follows:

On 15 March 2002, 98.06% of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35.3 million shares in DEPFA BANK plc. This share exchange was treated under US-GAAP as a transaction under common control. It was accounted for at book value and, therefore, did not result in the creation of goodwill in the Group accounts of DEPFA BANK plc.

After the completion of the exchange offer, DEPFA Deutsche Pfandbriefbank AG was replaced by DEPFA BANK plc as the ultimate parent of the DEPFA Group. The Group accounts for 2001 have been restated to reflect the new capital structure of DEPFA BANK plc, including the creation of the minority interest of 1.94% in DEPFA Deutsche Pfandbriefbank AG. Since then the minority interest has decreased to 1.75%.

The re-organisation included the transfer of property assets and property operating entities to Aareal Bank AG. Some of these transfers required an exchange of consideration based upon values other than book value. US-GAAP requires the transfer of assets between entities under common control to be accounted for at book value. Consequently, the difference between the consideration paid and the book value of the items was transferred directly to shareholders' equity as a deemed contribution or dividend.

On 10 May 2002, DEPFA BANK plc purchased 100% of the shares in Aareal Bank AG from DEPFA Deutsche Pfandbriefbank AG. On 6 June 2002 the share capital of Aareal Bank AG was distributed to shareholders on a pro-rata basis. The disposal of Aareal Bank AG to the Group's shareholders is accounted for as a distribution (dividend in specie) at book value (net of impairment charge) on 6 June 2002.

Included in the Group profit and loss account and disclosed as discontinued operations in accordance with FAS 144 are:

I. The operating results of Aareal Bank AG for the period to 6 June 2002 and the operating results of DEPFA Deutsche Pfandbriefbank AG property financing business (operating income and expenses from discontinued properties and property loans for the period to disposal).

II. Profit/Loss on the disposal of discontinued operations including the impairment on the spin off of Aareal Bank AG.

In accordance with FAS 144 the Group completed an impairment test on Aareal Bank AG, at the date of disposal and an impairment charge was considered necessary. The impairment charge reflects the difference between the fair value of the Aareal Bank AG shares and the book value of the consolidated equity of Aareal Bank AG and of its subsidiaries as at the disposal date. The fair value of Aareal Bank AG was determined based on the market capitalisation of Aareal Bank AG calculated using the average share price for the first three months of Aareal Bank AG's listing which was € 15.57 per share.

The profit for the comparative period referable to Aareal Bank AG and the other discontinued operations is disclosed as relating to discontinued operations.

Accounting and valuation principles

Consolidation

All subsidiaries which are controlled by the parent company are included in the Group accounts. Equity participations are accounted for using the equity method, if the Group directly or indirectly holds between 20% and 50% of the shares of these entities and has the ability to exercise significant influence ("associated companies").

Subsidiaries acquired are consolidated using the purchase method of accounting by offsetting the acquisition cost against the fair value of the subsidiary's net assets at the time of the acquisition. Any residual positive difference arising is capitalised as goodwill. Any residual negative difference is applied as a reduction of the fair value of the assets acquired.

Funds invested in the form of investment funds are treated on a basis consistent with the consolidation of other subsidiaries.

The effect of intra-Group transactions is eliminated on consolidation.

Minority interests comprise minority shareholders' proportionate share in shareholders' equity and net income.

Scope of consolidation

The consolidation as at 31 December 2002 includes 26 (2001: 82) domestic and international subsidiaries and one trust set up to buy shares to be awarded to employees of the Group.

Through the disposal of the property business, 72 direct and indirect subsidiaries, 5 investment funds and 4 associated companies are no longer consolidated. Their results for the period ended 6 June 2002 are included in the profit and loss and disclosed as results from discontinued operations.

The complete list of shareholdings is shown in Section (H).

Loans and advances

Loans and advances to banks and customers are reported at amortised cost, net of provisions. Discounts, premiums and loan origination fees and charges are amortised over the term of the loan and recorded as net interest income.

Accrued interest is calculated on a daily basis. Interest income is no longer recorded if, irrespective of the legal position, the receipt of interest is no longer deemed likely.

Loans are classified as impaired, if it is no longer considered likely that all contractually agreed payments will be made. Payments collected on impaired loans are recorded as fees or interest income as long as such receivables are still outstanding. Thereafter, any payments are applied against the outstanding loan principal.

Provision for loan losses

The Group considers the risks inherent in on-balance sheet and off-balance sheet lending operations and provisions are set up for all probable losses. Losses which exist at the balance sheet date, but have not been specifically identified, are provided for in the loan loss provision.

Specific loan loss provisions

Management review individual loans periodically and specific loan loss provisions are determined for losses which exist at the balance sheet date taking into account a number of factors including the financial position of the borrower, expected cash-flows, the value and recoverability of the collateral, and industry related and macro economic factors.

The property lending portfolio is secured by a charge over the properties and by guarantees from third party banks, including Aareal Bank AG. The requirement for specific property loan loss provisions is determined by considering the fair value of the total collateral.

Specific loan loss provisions are released as soon as the grounds for impairment no longer apply. Loans and advances are written off, if the probability of the loan or advance not being repaid borders on certainty.

General loan loss provisions

General loan loss provisions are set up for losses which exist at the balance sheet date in loan portfolios where individual loan impairments have not been identified. The general loan loss provisions are determined by taking into account DEPFA Group's historical loan loss data, developments in the overall loan portfolio, the general financial position of borrowers and overall economic factors.

Securities

Securities are classified into three categories depending on the purpose of the holding — held to maturity, available for sale and trading. Available for sale and trading securities are carried at fair value with fair value movements being reflected in other comprehensive income and the profit and loss account respectively. Discounts and premiums arising on the purchase of held to maturity and available for sale securities are amortised over the period to maturity and are reflected in net interest income. Securities are reviewed for other than temporary falls in value of available for sale and held to maturity securities at the balance sheet date. In the event that the cost of securities exceeds the current market value, any impairment which is other than temporary is recorded in the profit and loss account.

Securities which are legally transferred to third parties by repurchase agreements continue to be recorded on the balance sheet, provided that DEPFA still controls these securities in accordance with the criteria set out in FAS 140. Securities borrowed are only accounted for as securities on the balance sheet if they represent a real purchase (i.e. where the assignor of collateral loses his power of disposal). In general, repurchase agreements and pledges effected within the DEPFA Group do not represent real purchases.

Held to maturity securities

Securities which the Group intends and has the ability to hold until maturity are classified as held to maturity and carried at amortised cost.

Available for sale securities

Available for sale securities are held for indefinite periods of time, or for liquidity management purposes. Such securities are valued at fair value. Unrealised gains and losses are recorded in other comprehensive income, net of deferred taxes. The fair value adjustment referable to hedged risk in available for sale securities is recorded in the trading result in the profit and loss account rather than other comprehensive income (see derivative financial instruments below). Amortisation of premiums and discounts are recorded in net interest income. Valuation gains or losses recorded in other comprehensive income will be reclassified to the profit and loss account upon disposal of the securities.

Trading securities

Securities that are to be sold in the short term are carried at fair value in the balance sheet. Realised and unrealised gains or losses are recorded in the trading result in the profit and loss account.

Derivative financial instruments

As of 1 January 2001, DEPFA Group applied FAS 133 (Accounting for Derivative Instruments and Hedging Activities), as amended by FAS 137 and FAS 138.

Derivative financial instruments used for hedging purposes

The majority of the derivative transactions carried out by DEPFA Group are for the purpose of reducing risk. They include, in particular, interest rate swaps, cross-currency swaps, interest rate options and foreign exchange forwards.

Most of these derivatives are accounted for as one-to-one or portfolio hedges under US-GAAP in accordance with the provisions of FAS 133. All derivative transactions are accounted for at fair value.

Derivatives hedging the market value of assets or liabilities are accounted for as fair value hedges and derivatives hedging estimated future cash flows are accounted for as cash flow hedges.

Cash flows arising from net interest on a hedging derivative are recognised in the same way as the net interest income from the underlying hedged transaction. Accruals are recorded under accrued interest and prepaid expenses or deferred interest and deferred income, respectively.

Fair value hedge

Changes in the market value of derivatives are recorded in the trading result in the profit and loss account together with the market value changes relating to the hedged risk of the underlying transaction. Hedge ineffectiveness is reported in the trading result.

Cash flow hedge

The derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods in which the forecasted transaction affects earnings. Hedge ineffectiveness is recorded in the trading result.

If a hedging relationship ceases to be effective or is terminated due to the sale of the underlying transaction or derivative, the adjustment to the book value of the underlying transaction is amortised to interest over the remaining life of the underlying.

Derivative financial instruments classified as part of the trading portfolio

Some derivatives, while being economic hedges, do not meet detailed hedge accounting criteria under US-GAAP. These derivatives are accounted for as part of the trading portfolio, and are carried at fair value, with any gains or losses recorded in the profit and loss account, and recognised under other assets or liabilities. Interest income and expenditure on these derivatives is recorded in the trading result.

Equity Participations

FAS 115 does not apply to equity participations held by the Group as these participations are not listed on any exchange. Equity participations are valued at cost.

Intangible assets

— **Goodwill**

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share in net assets at the date of acquisition.

Goodwill arising on acquisitions is capitalised as an intangible asset and tested for impairment at least once a year.

— **Costs of developing computer software**

DEPFA developed proprietary software which is capitalised in accordance with SOP 98-1. Expenditure on project development is capitalised and amortised on a straight line basis over the estimated useful life of such software. Development costs of proprietary computer software are recorded as intangible assets.

Property and equipment

Property and equipment are stated at the cost of acquisition or construction, less depreciation. Property and equipment are depreciated over the estimated useful lives. The estimated useful lives of property and equipment are set out below:

	Estimated useful life, in years
Buildings	25-50
IT equipment	3
Bought-in software	3
Fixtures and fittings	
Furniture, fixtures and office equipment	10
Machinery and equipment	5
Vehicle fleet	5

The useful life of an asset is determined by taking into account the physical life of the asset, technical obsolescence and other factors. Fixed assets are also reviewed for impairment. Leasehold improvements are depreciated over the shorter of the term of the lease (taking into account extension options) or their useful life.

Subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property and equipment is fully charged to expenditure in the year it is incurred.

Assets are recorded as property and equipment where they are used in the Group's operating business. Property and equipment used for rental purposes are recorded as other assets.

Leasing

DEPFA's lease contracts are accounted for in accordance with the economic risks and rewards implicit in the lease. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the Bank as rental expense.

Foreclosed assets

Property foreclosed on foot of loan agreements is intended for sale and is reported under other assets (foreclosed assets). It is carried at the lower of cost or fair value, less costs expected to be incurred upon the sale. Fair value is determined by a certified independent expert on the basis of a fully-capitalised earnings value. Income and expenditure relating to such properties are reported in the profit and loss account. These assets have been disposed of as part of the group reorganisation and, therefore, all income and expenditure is recorded in discontinued operations.

Land in the property portfolio

Properties or participations in special purpose companies, which were intended to be sold in the short term, were included in a separate portfolio (referred to as the 'asset pool'), and reported under other assets. The asset pool was completely disposed of as part of the group reorganisation with the exception of one property with a residual book value of € 709,000. The results of this disposal are included in the profit and loss account in discontinued operations.

Financing costs

Financing costs for fixed assets are capitalised in accordance with the requirements of FAS 34 for the period in which assets are produced.

Liabilities

Liabilities are stated at amortised cost. The difference between this amount and the nominal value is amortised or accreted over the life of the instrument and recorded as interest expense. Registered securities are reported with bearer debentures under debt securities in issue. Liabilities from short sales of securities are valued at fair value and recorded under other liabilities.

Provisions for commitments

Provisions are made for commitments to third parties if utilisation of the commitment is probable and the anticipated amount can be reasonably estimated.

Provisions for pensions and similar obligations

DEPFA BANK operates two types of pension schemes — defined benefit schemes and defined contribution schemes. The costs of the defined contribution schemes are charged to the profit and loss account in the period in which they are incurred. DEPFA provides for its obligations under the defined benefit pension scheme at the year end. Benefits under the pension scheme are based on employees' pensionable income in the last year of their employment and on the total pensionable years' service within the Group at the time of retirement.

The provision for pensions and similar obligations is valued on the basis of the projected unit credit method. Profit and loss account charges include the present value of pension benefits earned in the financial year and the imputed interest charge on benefits earned at the end of the previous year.

Deferred taxes

Deferred taxes are recorded for temporary differences between the carrying amounts of individual assets and liabilities for financial reporting purposes and those for tax reporting purposes. Deferred tax liabilities are recorded for differences which, when reversed at a later date, will result in a higher tax charge. Deferred tax assets are recorded for those differences which, when reversed, will result in a tax credit. In addition, deferred tax assets are created for losses carried forward for tax purposes. The value of deferred tax assets is reviewed on a regular basis and valuation allowances are made, if applicable.

Deferred taxes are calculated at the local tax rates which are currently expected to apply when the difference reverses. Deferred taxes are adjusted in the event of a legally promulgated change in tax rates.

Currency translation

Assets and liabilities denominated in foreign currencies are valued at the appropriate spot or forward rate of exchange ruling at the balance sheet date. Profits and losses arising from these translations are included in the profit and loss account in other income and expenses.

The accounts of foreign subsidiaries with functional currencies other than the euro are translated into euro. Balance sheet amounts are translated at the exchange rates ruling on the balance sheet date, and the income and expenditure amounts are translated at the average exchange rate for the year. Translation differences arising on the net investment in these foreign subsidiaries are recorded in other comprehensive income.

Earnings per share

Earnings per share is determined in accordance with FAS 128. As described above, on 15 March 2002, 98.06% of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35,301,972 shares in DEPFA BANK plc. This share exchange was treated under US-GAAP as a transaction under common control and the Group accounts for all periods presented has been restated to reflect this new capital structure. Accordingly, the weighted average number of shares outstanding for 2002 and the comparative period has also been calculated based on the new capital structure.

The effects of rights which may be exchanged for equity are taken into account in determining diluted earnings per share. Earnings per share from continuing operations is presented separately.

The impact of the first-time application of new accounting standards on the earnings per share ratio is presented separately.

Estimates

Certain estimates and assumptions are made in the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates.

New accounting standards adopted in 2002

FAS 141 and 142: Effective January 1, 2002, the Group adopted FAS No. 141, "Business Combinations" ("FAS 141") and FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 141 requires that all business combinations initiated after June 30, 2001, be accounted

for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of FAS 141 and FAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of FAS 142, as of January 1, 2002, the Group discontinued the amortisation of goodwill. The total value of goodwill at the year end amounted to € 5 million.

FAS 143: Accounting for Asset Retirement Obligations.
This standard was issued in June 2001 and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Over time, the liability is accreted to its present value each period, and the capitalised cost recognised as an increase in the carrying amount of the related long-lived asset depreciated over its useful life. The provisions of FAS No. 143 are required to be implemented effective June 15, 2002.

FAS 144: Effective January 1, 2002, the Group adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supersedes FAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Upon adoption all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. This Statement also broadens the existing definition of discontinued operations to include a component of an entity (rather than a segment of a business). The Group adopted FAS 144 during the financial year and applied it to the accounting for the Group re-organisation. (See result from discontinued operations in the profit and loss account and related notes.)

FAS 145: "Rescission of FAS Statements No. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002" was issued in April 2002.
Under FAS 4, all gains and losses from extinguishment of debt were required to be aggregated, and if material, classified as an extraordinary item, net of related income tax. Further to the implementation of FAS 145, gains and losses from extinguishment of debt shall be classified as extraordinary items only if they meet the criteria in Opinion 30. Under FAS 13, the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions was inconsistent with the required accounting treatment for sale-leaseback transactions.
Further to the implementation of FAS 145, those lease modifications shall be accounted for in the same manner as sale-leaseback transactions. The application of FAS 145 is required for all transactions occurring after May 15, 2002.

New accounting principles under US-GAAP which will be effective for next year

FAS 146: In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. FAS 146 replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

FIN 45: In November 2002, the FASB issued FAS Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its guarantee obligations. FIN 45 also requires

the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 is not expected to have a material impact on the consolidated financial statements.

FIN 46: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a company to consolidate entities that do not have sufficient independent equity if the company will absorb a majority of the entity's expected losses, or receive the majority of the entity's expected residual gains, or both. Securitisation vehicles that are qualifying special purpose entities under FAS 140 are excluded from the new rule and remain unconsolidated. The Interpretation is effective immediately for entities established after January 31, 2003, and is effective July 1, 2003, for entities created before February 1, 2003. The Group is evaluating the effect, if any, that the adoption of FIN 46 will have on the consolidated financial statements. FIN 46 requires transitional disclosures where it is reasonably possible that the Group will have to consolidate or disclose information about certain entities when this Interpretation becomes effective. No such disclosures are considered necessary.

(B) NOTES TO THE GROUP BALANCE SHEET

(1) Cash and balances with central banks

	31 December, 2002	31 December, 2001
	(€ million)	
Cash on hand	—	1
Balances with central banks	645	1,359
Total	645	1,360

Drawing restrictions of € 415 million (2001: € 475 million) apply to minimum reserve obligations.

(2) Loans and advances to banks

	31 December, 2002	31 December, 2001
	(€ million)	
Public sector loans	6,164	6,391
Property loans	—	4
Other loans and advances	7,093	7,643
Net deferred items	24	2
— of which premiums	24	14
— of which discounts	—	(12)
Total	13,281	14,040
Of which repayable on demand	797	2,681

Other loans and advances to banks include term deposits of € 4,373 million (2001: € 4,196 million) and accounts receivable from reverse repo transactions of € 253 million (2001: € 574 million). Net deferred items are amortised over the term of the respective loan, through net interest income.

Included within advances to banks is € 7 million (2001: € nil) in restricted assets held by the DEPFA BANK plc Deferred Stock Trust for the purchase of shares due to employees under the share scheme (see note 20)

(3) **Loans and advances to customers**

	31 December, 2002	31 December, 2001
	(€ million)	
Public sector loans	53,008	55,220
Property loans	5,787	26,050
Other loans and advances	1,019	958
Net deferred items	92	(28)
— of which premiums	118	163
— of which discounts	(26)	(191)
Less provision for loan losses	(142)	(801)
Total	59,764	81,399

Other loans and advances to customers include term deposits of € 148 million (2001: € 206 million). Net deferred items are amortised over the term of the respective loans, through net interest income.

The Group has entered into an agreement with Aareal Bank AG whereby the above property loans will be sold to Aareal Bank AG. It is expected that € 1.2 billion of these loans will be disposed of under this agreement in 2003, and, therefore, represent assets for sale as defined in FAS 144. The Group has also entered into a guarantee agreement with Aareal Bank AG in respect of certain of these property loans.

Securitisation

Prior to the de-merger, the credit risk inherent in four property loan sub-portfolios was transferred via credit derivatives, by means of the following synthetic securitisation transactions:

Transaction	Year	Original Transaction Participants of DEPFA
Global Hotel One Limited	2001	DEPFA Deutsche Pfandbriefbank AG, Aareal Bank AG, Aareal-Bank France S.A.
ProvideHome 2001-1	2001	Aareal Bank AG
MedHome 2001	2001	DEPFA Deutsche Pfandbriefbank AG
ProvideHome 2002-1	2002	DEPFA Deutsche Pfandbriefbank AG

The loans related to the first two securitisations, Global Hotel One Limited and Provide Home 2001-1, were disposed of as part of the group reorganisation.

At the balance sheet date, the loans recorded on the group balance sheet in respect of the two remaining transactions amounted to € 1.975 billion, of which MedHome 2001 accounted for € 475.0 million and ProvideHome 2002-1 for € 1.5 billion. The loans relating to these portfolios are accounted for in the balance sheet of the Group.

(4) **Provision for loan losses**

Provisions for loan losses in the on-balance sheet lending business amount to:

	Specific loan loss provisions		General loan loss provisions		Total	
	2002	2001	2002	2001	2002	2001
			(€ million)			
Balance at 1 Jan.	728	663	73	70	801	733
Additions						
Provisions for loan losses charged to the profit and loss account	—	182	—	3	—	185
Reductions						
Transfers as part of the spin-off	(491)	—	(70)	—	(561)	—
Charge-offs	(95)	(51)	—	—	(95)	(51)
Recoveries	—	(66)	(3)	—	(3)	(66)
Balance at 31 Dec.	142	728	—	73	142	801

No loan loss provisions were created in respect of other credit commitments (2001: € 5 million) or for country risks (2001: nil).

As a result of guarantees from Aareal Bank AG, the Bank is refunded the interest refinancing expense, independent of payments made by customers. As a result, there is no interest income lost from non-interest earning loans. The book value of non-interest earning loans amounted to € 66 million in 2001.

Impaired loans are analysed as follows:

	31 December, 2002	31 December, 2001
	(€ million)	
Loans in respect of which provisions for loan losses were set aside	815	2,218
Impaired loans in respect of which no provisions for loan losses were set aside	—	68
Total	815	2,286
Provisions for loan losses on impaired loans	142	728
Annual average of impaired loans	1,551	2,011
Interest income recognised on impaired loans during the year	8	22

(5) **Debt securities and other fixed income securities**

Securities are classified as:

	31 December, 2002	31 December, 2001
	(€ million)	
Held to maturity	59	152
Available for sale	63,925	73,814
Trading	582	421
Total	64,566	74,387

Revenue from the sale of available for sale securities amounted to € 23,213 million (2001: € 7,940 million) of which realised profits account for € 8 million (2001: € 96 million) and realised losses account for € 10 million (2001: € 27 million).

Unrealised losses on trading securities amounted to € nil (2001: € 3 million).

Held to maturity securities with a book value of € 39 million were transferred to the available for sale portfolio and held to maturity securities with a book value of € 11 million were sold, both due to a deterioration in the credit worthiness of the issuers. These transactions resulted in realised losses of € 6 million.

Maturity Profile

The following schedule presents the contractual maturity profile of debt securities at the year-end. Actual residual maturities may differ from agreed residual maturities, if debtors are entitled to early termination or repayment of the security.

	Book value	Market value
	(€ million)	
Trading		
Due within one year	402	402
Due within 1-5 years	108	108
Due within 5-10 years	14	14
Due after 10 years	58	58
Total	582	582
Available for sale		
Due within one year	7,689	7,689
Due within 1-5 years	15,681	15,681
Due within 5-10 years	18,830	18,830
Due after 10 years	21,725	21,725
Total	63,925	63,925
Held to maturity		
Due within one year	—	—
Due within 1-5 years	33	33
Due within 5-10 years	26	26
Due after 10 years	—	—
Total	59	59

Amortised cost, fair value and unrealised gains and losses from the Group's debt securities and other fixed interest securities are presented in the following table:

	31 December, 2002				31 December, 2001			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
	(€ million)							
Held to Maturity								
Government and other public sector bonds	59	—	—	59	152	1	7	146
Total	59	—	—	59	152	1	7	146
Available for Sale								
Government and other public sector bonds	21,745	2,259	4	24,000	38,185	587	103	38,669
Local government bonds	22,801	1,396	8	24,189	19,220	159	59	19,320
Corporate bonds	1,629	143	1	1,771	1,425	4	23	1,406
Other bonds and notes	13,340	636	11	13,965	14,411	48	40	14,419
Total	59,515	4,434	24	63,925	73,241	798	225	73,814
Trading								
Government and other public sector bonds	582	1	1	582	334	—	—	334
Local government bonds	—	—	—	—	87	—	—	87
Total	582	1	1	582	421	—	—	421
Total	60,156	4,435	25	64,566	73,814	799	232	74,381

The movement in debt securities held to maturity during the financial year was as follows:

	Book value
	(€ million)
At 1 January, 2002	152
Exchange rate fluctuations	(23)
Additions	35
Disposals	(11)
Redemptions and maturities	(59)
Reclassification	(39)
Results from disposals	—
Amortisation of premiums/discounts	4
At 31 December, 2002	59

Repurchase agreements and pledges

As at 31 December 2002, debt securities and other fixed-income securities included securities sold under repurchase agreements with a book value of € 26.3 billion (2001: € 10.2 billion), of which € 2.4 billion were attributable to securities pledged to central banks (2001: € 5.8 billion) and € 23.9 billion (2001: € 4.4 billion) to securities sold under repurchase agreements with non-central banks.

(6) Equities and other non-fixed income securities

Amortised cost, fair value and unrealised gains and losses on equities and other non fixed-income securities are presented in the following table:

	31 December, 2002				31 December, 2001			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
				(€ million)				
Trading	1	—	—	1	—	—	—	—
Available for sale	22	—	—	22	315	14	33	296
Total	23	—	—	23	315	14	33	296
— of which negotiable on the stock exchange				1				296
— of which listed on the stock exchange				1				296

These securities have no fixed final maturity.

(7) Equity participations

	Cost					Depreciation		Book value	
	1 January, 2002	Additions	Disposals	Transfers	31 December, 2002	Current year	Accumulated	31 December, 2002	31 December, 2001
				(€ million)					
Shares in affiliated companies	85	—	85	—	—	—	—	—	42
Equity participations of which valued at equity € nil (2001: € 45 million)	82	—	73	—	9	1	2	7	79
Equity Participations	167	—	158	—	9	1	2	7	121

(8) Intangible assets

	Cost					Amortisation charge		Book value	
	1 January, 2002	Additions	Disposals	Transfers	31 December, 2002	Current year	Accumu-lated	31 December, 2002	31 December, 2001
					(€ million)				
Intangible assets	26	—	25	—	1	—	1	—	14
Goodwill	66	5	66	—	5	—	—	5	39
Intangible assets	92	5	91	—	6	—	1	5	53

(9) Property and equipment

Property and equipment includes land and buildings and fixtures and fittings used by the Group in whole or in part.

	Cost					Depreciation charge		Book value	
	1 January, 2002	Additions	Disposals	Transfers	31 December, 2002	Current year	Accumu-lated	31 December, 2002	31 December, 2001
					(€ million)				
Land and property	157	—	157	—	—	1	—	—	112
Fixtures and fittings	177	9	163	—	23	5	8	15	53
— of which leased items € nil (2001: € 6 m)									
Property and equipment	334	9	320	—	23	6	8	15	165

(10) Other assets

This item comprises:

	31 December, 2002	31 December, 2001
	(€ million)	
Derivatives with positive market values	2,882	1,954
Foreclosed assets	3	189
Property earmarked for sale (asset pool)	1	635
Deferred tax assets	—	4
Other assets	234	386
Total	3,120	3,168

Properties or participations in special purpose companies which were intended to be sold in the short term were included in a separate asset pool in other assets as at 31 December 2001. With the exception of one property with a book value of € 1 million this asset pool was disposed of as part of the Group re-organisation in 2002. The result of this disposal is recorded under result from discontinued operations.

Foreclosed assets were disposed of as part of the group re-organisation and profits/(losses) on disposal are included in the result from discontinued operations.

(11) Accrued interest receivable, deferred interest, and prepaid expenses

	31 December, 2002	31 December, 2001
	(€ million)	
Accrued interest	4,420	5,551
Deferred interest and prepaid expenses	1	359
Total	4,421	5,910

(12) Liabilities to banks

	31 December, 2002	31 December, 2001
	(€ million)	
Deposits	8,929	17,574
Other liabilities	27,848	33,838
Net deferred items	(3)	(9)
Total	36,774	51,403
Of which repayable on demand	1,399	5,964

Deposits include term deposits of € 7,918 million (2001: € 17,027 million).

Other liabilities mainly include borrowings under repurchase transactions of € 26.3 billion, other loans, and other liabilities arising from syndicated and lending transactions.

(13) Liabilities to customers

	31 December, 2002	31 December, 2001
	(€ million)	
Deposits	2,180	12,844
Savings deposits		
with agreed notice period of three months	—	4
with agreed notice period of more than three months	—	4
Other liabilities	1,373	3,129
Net deferred items	1	(1)
Total	3,554	15,980
of which due on demand	4	3,590

Deposits include term deposits of € 650 million (2001: € 9,526 million).

Other liabilities mainly include other liabilities from issuing and lending activities.

(14) Debt securities in issue

	31 December, 2002	31 December, 2001
	(€ million)	
Debt securities issued		
Public sector mortgage bonds (Pfandbriefe)	58,222	54,830
Interest rates between 1.50 % and 8.25 %, maturity until 2035		
— including registered public sector mortgage bonds € 2,519 (2001: € 2,924)		
Other mortgage bonds	2,238	4,237
Interest rates between 2.75 % and 8.25 %, maturity until 2011		
— including registered mortgage bonds € 1,807 (2001: € 2,113)		
Other debt securities	9,103	17,605
Interest rates between 0.01 % and 16.0 %, maturity until 2035		
Money market securities	20,351	22,133
— *interest rates between 0.03 % and 3.89 %, maturity until 2003*		
Net deferred items	(289)	(257)
Total	89,625	98,548

Interest rates and times to maturity are those applicable at 31 December 2002.

The remaining times to maturity of debt securities in issue comprise:

	31 December, 2002	31 December, 2001
	(€ million)	
Residual maturity		
Less than 3 Months	25,026	22,242
3 months-1 year	9,316	10,970
1-2 years	9,009	9,668
2-3 years	8,263	10,153
3-4 years	4,907	9,355
4-5 years	6,673	11,154
>5 years	26,720	25,263

At the balance sheet date, restricted assets of a nominal value of € 59 billion (2001: € 60.6 billion) were entered on the trustee register as collateral for Pfandbriefe. Repurchased own issues with a nominal value of € 1.1 billion (2001: € 3.2 billion) are deducted from the issued volume.

(15) Other liabilities

This item comprises:

	31 December, 2002	31 December, 2001
	(€ million)	
Derivatives with negative market values	7,837	3,997
Other liabilities	768	592
Total	8,605	4,589

Other liabilities mainly include liabilities from short positions, outstanding taxes not related and trade creditors.

(16) Accrued interest payable, deferred interest, and deferred income

This item comprises:

	31 December, 2002	31 December, 2001
	(€ million)	
Accrued interest	4,438	5,383
Deferred interest and deferred income	314	258
Total	4,752	5,641

(17) Provisions

	31 December, 2002	31 December, 2001
	(€ million)	
Provisions for pensions and similar obligations	48	121
Tax provisions and deferred taxes	145	78
Other provisions	40	173
Total	233	372

Provisions for pensions and similar obligations

The Group operates a number of pension schemes. The schemes include defined benefit as well as defined contribution schemes. Pension provisions were set up for defined benefit schemes.

Pension commitments relate to commitments resulting from the company agreement on an employee pension scheme and, in individual cases, to special agreements with executive members of the company which are covered by provisions.

The defined benefit calculations are based on a discount rate of 5.5% (2001: 6.0%), an average salary increase rate of 2.5% (2001: 2.5%) and a periodic adjustment of 2.0% (2001: 2.5%) as well as an inflation rate of 2.0% (2001: 2.0%). Actuarial calculations are performed annually. The calculations are carried out using the Heubeck tables of 1998.

Composition of pension expenditure:

	2002	2001
	(€ million)	
Service cost (expenditure for benefits earned during the year)	1	3
Interest cost (imputed interest expenditure on benefits already earned)	3	7
Redemption of transition balance from the first time adoption FAS 87	1	2
Pension expenditure	5	12

The actuarial value of the pension obligations developed as follows:

	2002	2001
	(€ million)	
Present benefit obligation (present value of benefits taking future salary increases into account) as at 1 January	128	120
Service cost (expenditure for benefits earned during the year)	1	3
Interest cost (imputed interest expenditure on benefits already earned)	3	7
Reduction in obligation from disposal of group companies	(78)	—
Adjustment due to unrealised actuarial losses	—	4
Benefit payments	(3)	(6)
Present benefit obligation as at 31 December	51	128

Under US-GAAP regulations the present benefit obligation is not identical with the provisions on the balance sheet.

There are no charges on individual assets to cover pension obligations.

Tax provisions and deferred taxes

The Group's income taxes refer to Ireland, Germany and other countries as follows:

	2002	2001
	(€ million)	
Current taxes		
Ireland	1	5
Germany	98	30
Other countries	—	30
Deferred taxes		
Ireland	2	—
Germany	22	31
Other countries	22	—
Total	145	96

The table below discloses a reconciliation between the charge in the profit and loss account and the tax which would arise on net income from continuing operations if it were taxed at the Group's standard rate of tax of 40.1% (2001: 40.1%). The Group's standard rate of tax is based on the current applicable overall tax rate in Germany.

	2002	2001
	(€ million)	
Net income before taxes	307	224
Taxes on net income before taxes	123	90
Effect of different tax rates in Germany (income taxes)	(24)	7
Effect of different tax rates in other countries (income taxes)	(38)	(35)
Provisions for deferred taxes	25	(9)
Effect of different tax rates in other countries (deferred taxes)	(27)	3
Actual income taxes reported in the profit and loss account	59	56

No loss carry forwards were taken into account in the determination of deferred tax assets (2001: € 127 million).

The deferred tax assets and/or deferred tax liabilities result from different valuation principles for tax purposes for the following balance sheet items:

	2002	2001
	(€ million)	
Loans and advances	19	71
Securities	—	64
Equity participations	—	3
Property and equipment	—	8
Derivatives	514	26
Other assets	—	16
Interest deferral, and prepaid expenses	—	5
Liabilities	—	1
Debt securities in issue	18	9
Pension provisions	3	40
Other provisions	23	28
Interest deferral, and deferred income	—	8
Deferred tax assets	577	279
Loans and advances	98	94
Securities	497	82
Equity participations	—	50
Property and equipment	—	17
Derivatives	24	24
Intangible assets	—	3
Other assets	—	18
Interest deferral, and prepaid expenses	—	4
Other provisions	2	5
Other liabilities	2	7
Deferred tax liabilities	623	304

After setting off claims and liabilities to the same tax authority deferred tax assets and deferred tax liabilities are recorded as follows:

	31 December, 2002	31 December, 2001
	(€ million)	
Deferred tax assets	—	4
Deferred tax liabilities	46	31

Other provisions

	31 December, 2002	31 December, 2001
	(€ million)	
For administrative expenditure	37	167
In the lending business	3	6
Total	40	173

(18) Hybrid capital

Hybrid capital comprises subordinated liabilities and profit-participation certificates which from a regulatory perspective are considered quasi-equity. However, these items are accounted for as liabilities rather than shareholders' equity. Hybrid capital comprises the following:

	31 December, 2002	31 December, 2001
	(€ million)	
Subordinated liabilities	63	552
Profit-participation certificates	863	936
Contributions by silent partners	—	51
Total	926	1,539

Subordinated liabilities

At the balance sheet date, subordinated liabilities comprised the following:

Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in %	Maturity date
1993	10	DEPFA Deutsche Pfandbriefbank AG	DM	6.75	10 Feb. 2003
1993	53	DEPFA Deutsche Pfandbriefbank AG	DM	7.25	07 Jan. 2003

In the event of insolvency or liquidation, the subordinated principal and interest on the bonds shall be paid back only after satisfaction of all creditors who are not subordinated. Liabilities from the bonds may not be offset against other claims. Neither the bondholder nor the Group is entitled to terminate the bonds prior to maturity. Interest expenditure on subordinated liabilities amounted to € 15 million.

Repurchased subordinated own debt securities amounting to € 1 million (2001: € 2 million) are recognised under hybrid capital in the balance sheet.

Profit-participation certificates

The profit participation certificates qualify as Tier 2 regulatory capital under Central Bank of Ireland regulations. They consist of the following issues:

Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in %	Maturity date
1986..........	102	DEPFA Deutsche Pfandbriefbank AG	DM	7.50	31 Dec. 2010
1994..........	256	DEPFA Deutsche Pfandbriefbank AG	DM	6.50	31 Dec. 2008
1996..........	383	DEPFA Deutsche Pfandbriefbank AG	DM	7.65	31 Dec. 2011
2000..........	122	DEPFA Deutsche Pfandbriefbank AG	€	7.44-7.82	from 31 Dec. 2009

Interest expenditure on participation certificates amounted to € 63 million.

Contributions by silent partners

The former subsidiary Aareal Bank AG recorded a silent contribution of € 51 million. The silent partner received a profit distribution of 2% which is included in discontinued operations in the profit and loss account. This silent contribution was disposed of as a part of the group re-organisation. Expenses arising from this silent contribution are also included in results from discontinued operations.

(19) Minority interest

	31 December, 2002	31 December, 2001
	(€ million)	
Preference Share Capital..	220	470
Minority interest in group equity...	22	144
Total..	242	614

On 15 March 2002, 98.06% of the shareholders of the then parent company of the Group, DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfand-briefbank AG for 35.3 million shares in DEPFA BANK plc. This share exchange created a minority interest of 1.94% in DEPFA Deutsche Pfandbriefbank AG. The Group accounts for all periods presented have been restated to reflect this minority interest.

During the financial year the group increased its shareholding in DEPFA Deutsche Pfandbriefbank AG to 98.25% reducing the minority interest to 1.75%. The group also increased its shareholding in DEPFA Investment Bank Limited from 60% to 100%.

An indirectly held subsidiary DEPFA Bank Capital Funding LLC was disposed of as part of the group re-organisation. This resulted in the disposal of minority interest amounting to € 250 million.

The aggregate expenditure from interest payments on the preference shares issued by DEPFA Group excluding Aareal Bank AG amounted to € 11 million.

(20) Equity

Authorised Capital

The total authorised share capital of DEPFA BANK plc is € 130,000,002 divided into 43,333,334 ordinary shares of € 3 each. At 31 December 2002, the issued capital of DEPFA BANK plc amounted to € 106 million. It consists of 35,301,972 unit shares, which each carry one vote.

On 16th December 2002 DEPFA BANK plc established a trust in favour of the Group employees as part of the deferred stock plan of the DEPFA BANK Incentive Compensation Programme (the "Scheme"). On 31 December 2002 the trustee of the Scheme held 264,571 shares on behalf of the Group employees.

At 31 December 2002 DEPFA Holding Verwaltungsgesellschaft mit beschränkter Haftung, Frankfurt/ Main, had a shareholding of 40.8% in DEPFA BANK plc.

Dividend payments

DEPFA BANK plc will make a dividend payment of € 1.00 per share in the first half of 2003.

Purchase of treasury shares

In October 2001, 361,639 treasury shares in the then parent of the group, DEPFA Deutsche Pfand-briefbank AG, were purchased at an average price of € 63.78 per share. The nominal amount of issued share capital attributable to such treasury shares amounts to € 1,084,917. In January 2002 all these 361,639 treasury shares were sold at an average price of € 64.10 per share. The resultant gain of € 115,724 is recorded as an adjustment to equity.

Incentive Compensation Programme

During the financial year, the Group established an Incentive Compensation Programme under which the Compensation Committee would be entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

The Programme authorises the granting of restricted shares to be held by a Trust, formed solely for the purpose of acquiring such shares, until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration and are subject only to continued employment over the three-year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc which will vest three years from the date of the award.

As of 31 December 2002 the Group had not awarded any restricted shares under the plan. In February 2003, 452,100 restricted shares were issued to employees and Directors with a weighted average grant date fair value of € 18,310,044. The weighted average grant date fair value of restricted stock has been determined by reference to the market price of the award on the date it was granted. Since the awards were granted subsequent to year-end no compensation cost has been recognised in the period ended 31 December 2002. Compensation cost in the amount of € 18,310,044 will be recognised over the vesting period of the awards, subject to future forfeitures or additional awards.

In conjunction with the formation of the Incentive Compensation Programme the Group established a Trust that will be used to purchase shares of DEPFA BANK plc with funds provided by the Group (see authorised capital above). Shares purchased will be held for the benefit of employees until the satisfaction of the associated vesting requirements. The old long-term incentive plan ceased in June 2001.

Retained earnings

	31 December, 2002	31 December, 2001
	(€ million)	
1 January	1,750	1,530
Creation of minority interest by share exchange	—	(35)
Group net income	(566)	291
Spin off of Aareal Bank AG	(639)	—
Dividends	(42)	(36)
31 December	503	1,750

Components of other comprehensive income

The components of other comprehensive income are as follows:

	2002			2001		
	Before taxes	Tax effect	Net	Before taxes	Tax effect	Net
	(€ million)					
Effects from marking securities to market						
Changes in unrealised gains/losses	82	(19)	63	288	(96)	192
Realised gain/loss	2	(10)	(8)	(69)	17	(52)
Total gain/loss	84	(29)	55	219	(79)	140
Gain/Loss from derivatives	49	(19)	30	(30)	11	(19)
Difference from currency translation	(14)	—	(14)	(1)	—	(1)
Effects from Spin-Off of Aareal Bank AG						
Changes in unrealised gains/losses on securities	124	(50)	74	—	—	—
Changes in gains/loss from derivatives	25	(10)	15	—	—	—
Effects from first-time application of FAS 133	—	—	—	(136)	51	(85)
Total	268	(108)	160	52	(17)	35

The unrealised gain/(loss) on cash flow hedges is transferred to the profit and loss account when the cash flow from the underlying transaction affects the profit and loss account. During the next 12 months, € 10 million (2001: € 11 million) are expected to be transferred from other comprehensive income to the profit and loss account.

(21) Residual maturity of assets and liabilities

	Residual maturity					
Items as at 31 December, 2002	Up to 3 months	Between 3 months and 1 year	Maturing in the following year	Between 1 year and 5 years	More than five years	Total
	(€ million)					
Loans and advances to banks	4,250	4,019		3,214	1,798	13,281
Loans and advances to customers	5,047	9,072		23,448	22,197	59,764
Debt securities and other fixed-income securities			8,091	15,822	40,653	64,566
Liabilities to banks	26,795	9,305		37	637	36,774
Liabilities to customers	2,470	691		107	286	3,554
Debt securities in issue						
Debt securities issued			13,933	28,731	26,610	69,274
Money market securities in issue	17,444	2,907		—	—	20,351

(22) Assets and liabilities in foreign currency

At the balance sheet date, the total amount of assets denominated in foreign currency amounted to the equivalent of € 60.1 billion, and liabilities denominated in foreign currency amounted to the equivalent of € 58.1 billion. The difference was almost entirely covered by forward foreign exchange transactions and currency swaps.

(C) NOTES TO THE GROUP PROFIT AND LOSS ACCOUNT

Continuing and discontinued operations

The re-organisation of DEPFA Group included the transfer of certain assets and operating entities to Aareal Bank AG and the disposal of Aareal Bank AG to the Group's shareholders. The income and expenses arising from these assets and operations up to their disposal date and the loss/impairment on disposal are included in the Group's profit and loss account but separately disclosed as relating to discontinued operations. The tax effects of these results are also disclosed within discontinued operations. The Group entered into an agreement for the sale of all residual property loans to Aareal Bank AG in the future. The income and expenses arising from loans expected to be sold in 2003 are included in discontinued operations. In accordance with FAS 144 the income and expenses relating to loans which will be sold in 2004 and afterwards are accounted for as continuing operations.

Discontinued assets and operations include the following:

1. Aareal Bank AG and subsidiaries (including all assets transferred from DEPFA Deutsche Pfandbriefbank AG to Aareal Bank AG prior to the spin off).
2. Properties (foreclosed assets and the headquarters in Wiesbaden), property loans and related derivatives and property subsidiaries of DEPFA Deutsche Pfandbriefbank AG, transferred to third parties during 2002 and to Aareal Bank AG post the spin-off date.
3. Property loans with a nominal amount of € 1,180 million which will be sold to Aareal Bank AG by end of 2003.

The comparatives disclose the profit/loss relating to the above as discontinued operations. No other discontinued operations existed in the prior year.

All other profit and loss items relate to continuing operations.

(23) Net interest income

	2002	2001
	(€ million)	
Interest income from public finance	3,270	3,458
Interest income from other lending business and money market transactions including property finance	276	481
Interest income from fixed-income securities	2,831	2,876
Total Interest Income	6,377	6,815
Interest expenditure for		
Pfandbriefe (asset-covered bonds)	3,148	3,194
Other debt securities	517	707
Borrowings	87	68
Hybrid capital	78	83
Other banking transactions	2,249	2,504
Total Interest Expense	6,079	6,556
Total	298	259

Substantially all of the net interest earned (interest income from property finance net of funding costs) on the property loans which are included in continuing operations (see above) is transferred to Aareal Bank AG under the Guarantee Agreement.

(24) Net commission income

	2002	2001
	(€ million)	
Commission income from banking transactions	36	35
Commission expenditure from banking transactions	(5)	(31)
Other commission income	6	—
Other commission expenditure	(5)	(1)
Total	32	3

(25) Income from sale of assets

Income from sale of assets reflects income from the sale of non-trading book financial assets. This income was included in other income and expenses in previous years. The comparatives have been restated accordingly.

(26) Trading result

The trading result is attributable to securities trading, and to the valuation of derivative financial instruments and net interest on trading derivatives. This includes changes in the market value of derivatives positions that do not meet the strict requirements of hedge accounting. The trading result also includes the ineffective portions of fair value hedges amounting to € 1 million (2001: € 4 million), and of cash flow hedges amounting to € 6 million (2001: € 1 million).

	2002	2001
	(€ million)	
Securities trading result	(1)	30
Valuation of derivatives/FAS 133	(7)	19
Net interest on trading derivatives	(13)	(8)
Total	(21)	41

(27) Other income

	2002	2001
	(€ million)	
Income from the sale of equity participations	—	31
Other operating income	2	6
Total	2	37

(28) General administrative expenses

	2002	2001
	(€ million)	
Personnel expenditure		
Wages and salaries	46	53
Social security costs	10	8
— of which for pension provisions € 8 million (2001: € 7 million)		
Other administrative expenditure	35	25
Total	91	86

(29) Other expenditure

	2002	2001
	(€ million)	
Write-down of equity participations	—	1
Other taxes	—	1
Other operating expenses	6	4
Total	6	6

(30) Income taxes

Please refer to the explanation given for Tax provisions and deferred taxes (Note 17) in the Notes to the Group accounts.

(31) Minority interest

Minority interest income in continuing operations represents the net income attributable to the minority shareholders of DEPFA Deutsche Pfandbriefbank AG, for the full year, the net income attributable to the minority shareholders of DEPFA Investment Bank Limited up to the date of purchase of their interest by the group and the interest payable on the Preference Share Capital of DEPFA Funding LLC.

The minority interest in the Preference Share Capital of the indirectly held subsidiary DEPFA Bank Capital Funding LLC was disposed of as part of the Group re-organisation. The expenditure from interest payments on this Preference Share Capital up to the date of disposal is included in the result from discontinued operations.

(32) Result from discontinued operations

Summarized financial information for the discontinued operations is as follows:

Result from discontinued operations	2002	2001
	(€ million)	
I. Operating result from discontinued operations:		
Net interest income	148	376
Other income	126	428
Total expenditure	(259)	(610)
Profit before tax	15	194
Tax	(25)	(40)
Profit/Loss after tax	(10)	154
II. Profit/Loss on disposal of discontinued operations including impairment on spin-off of Aareal Bank shares:		
Profit	53	—
Loss	(866)	—
Profit/Loss before tax	(813)	—
Tax	21	—
Profit/Loss after tax	(792)	—
III. Total result from discontinued operations:		
Profit/Loss before tax	(798)	194
Tax	(4)	(40)
Profit/Loss after tax	(802)	154

The following table sets out the carrying amounts as at 31 December, 2001 of the major classes of assets and liabilities disposed of during the year as part of Discontinued Operations.

	31 December, 2001
	(€ million)
Loans and advances to banks	1,627
Loans and advances to customers	21,141
Debt securities and other fixed income securities	10,319
Liabilities to banks	8,449
Liabilities to customers	10,096
Debt securities in issue	8,361

As at 31 December, 2002 the following balances relating to discontinued operations are recorded on the balance sheet:

	31 December, 2002
	(€ million)
Loans and advances to customers	1,180

(D) REPORTING ON FINANCIAL INSTRUMENTS

US-GAAP essentially defines financial instruments as contracts which result in an obligation to deliver cash or a right to receive cash or the obligation or right to exchange financial instruments. This includes cash and balances with central banks and participating interests in other companies.

To reduce counterparty risk, the Group requires the provision of suitable collateral. Collateral essentially comprises liens on property, bank guarantees (including the guarantee from Aareal Bank AG) for property loans and securities collateral provided under securities repurchase transactions. Credit risks are also collateralised by means of suitable credit derivatives for securitisation and other transactions.

(33) Fair value of financial instruments

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged in a transaction between two independent and competent parties willing to enter into a corresponding transaction at the reported balance sheet date. Fair values are determined as at the reported balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below, which are based on certain assumptions. For financial instruments that are traded in well-functioning markets, the price quoted on the market or exchange is used in determining the fair value. For other financial instruments, fair values are estimated using internal valuation models, particularly the net present value method. In view of varying factors, the values calculated may differ from the values later realised in the market.

The procedures adopted to determine the fair values for different financial instruments are described as follows: The fair value of cash and balances with central banks, accrued interest, assets and liabilities with a residual time to maturity of less than one year, variable rate financial instruments and irrevocable loan commitments and contingent liabilities equates to their book value or nominal value. Securities and derivatives in the trading portfolio are accounted for at fair value which is determined on a mark-to-market basis. The fair value of exchange-traded securities, derivatives and listed debt instruments is determined on the basis of quoted market prices. The fair values of all other receivables and liabilities are determined by discounting the expected future cash flows, using current interest rates.

Fair values of interest rate swaps, cross currency swaps and interest rate futures or forwards are determined on the basis of discounted expected future cash flows. For these purposes, the market interest rates are used over the remaining time to maturity of the financial instrument. The fair value of forward foreign exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted option pricing models. Futures are reported at current market prices.

	31 December, 2002		31 December, 2001	
Assets	**Book value**	**Fair value**	**Book value**	**Fair value**
	(€ million)			
Cash and balances with central banks	645	645	1,360	1,360
Loans and advances to banks	13,281	13,407	14,040	14,166
Loans and advances to customers	59,764	63,025	81,399	84,384
Securities				
— Debt securities and other fixed-income securities	64,566	64,566	74,387	74,381
— Equities and other non-fixed income securities	23	23	296	296
Accrued interest	4,420	4,420	5,551	5,551

	31 December, 2002		31 December, 2001	
Shareholders' equity and liabilities	**Book value**	**Fair value**	**Book value**	**Fair value**
	(€ million)			
Liabilities to banks and customers	40,328	41,033	67,383	69,189
Debt securities in issue	89,625	88,005	98,548	99,484
Hybrid capital	926	976	1,539	1,569
Accrued interest	4,438	4,438	5,383	5,383

Other items	31 December, 2002 Book value	31 December, 2002 Fair value	31 December, 2001 Book value	31 December, 2001 Fair value
	(€ million)			
Derivatives				
— Derivatives with positive market values	2,882	2,882	1,955	1,955
— Derivatives with negative market values	7,837	7,837	3,997	3,997

(34) Risk concentration in the lending business

Default risk concentrations (credit risk concentrations) may arise from business relationships with groups of borrowers having similar characteristics and whose ability to redeem debt equally depends on the change in some overall economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy.

The Group's lending business focuses on public sector financing. The Group has discontinued its property business and as a result, no new property loans were made in 2002. The loan portfolio does not show any particular dependence to individual sectors. In addition, there are no material large exposures at 31 December 2002 resulting in a concentration of assets or liabilities. In addition to the property collateral, the loans in the property financing portfolio are either secured by credit default swaps (synthetic securitisations) or by bank guarantees (including the Aareal Bank AG guarantee).

The structure of the Group's total loan and money market portfolio at 31 December 2002 is as follows:

	Accounts receivable	Repo transactions	Guarantees	Total
	(€ million)			
Banks	6,864	253	62	7,179
Companies and private individuals	6,757	—	—	6,757
Public authorities	59,172	—	—	59,172
Total	72,793	253	62	73,108

The structure of the Group's total loan and money market portfolio at 31 December 2001 is as follows:

	Accounts receivable	Repo transactions	Guarantees	Total
	(€ million)			
Banks	13,466	574	—	14,040
Companies and private individuals	26,906	—	1,437	28,343
Public authorities	55,294	—	—	55,294
Total	95,666	574	1,437	97,677

(35) Derivative financial instruments

Derivatives are contracts or agreements whose values are determined on the basis of changes in interest rates, foreign exchange rates, securities prices, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or over-the-counter (OTC) contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

Derivatives may be used for trading purposes or for risk management purposes. DEPFA uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest bearing transactions. Interest rate derivatives are primarily entered into for the purposes of fair

value and cash flow hedges, for hedging available for sale securities, loans extended, promissory note loans and debt securities in issue. Derivatives are also entered into, to a smaller extent, for the purpose of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available for sale securities, loans extended and debt securities in issue. However, some derivatives used for risk management purposes do not qualify for hedge accounting and are therefore classified as part of the 'trading portfolio' in the Group accounts.

Derivatives used by the Group include:

— Interest rate and currency swaps
— Interest rate futures, FRAs and interest rate options
— Forward foreign exchange contracts
— Credit default swaps

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged. Nominals are used solely to calculate the interest payments.

Cross currency swaps have nominal amounts in two different currencies. The interest is paid in these two currencies. An exchange of the nominal amount often takes place at the beginning and at the end of the contract. The risks from cross currency swaps include the credit risk of OTC derivatives and the risk of changes in interest rates or exchange rates.

Interest rate options are contracts that allow the purchaser to receive consideration, enter into contracts on financial instruments or to buy and sell an underlying, at a specified price at a specified point of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by DEPFA include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with interest rate options.

Futures are standardised exchange-traded contracts to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future trade date. Interest rate risks reflect the material risks associated with such contracts. Where these are OTC transactions, counterparty default risk also exists.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and the counterparty default risk are the primary risks associated with forward foreign exchange contracts.

Credit default swaps are contracts which transfer credit risk on an underlying reference asset or group of assets from one party to another in exchange for a fee. The material risk from credit default swaps is exposure to changes in the credit risk of the underlying reference asset and the ability of the counterparties to meet the terms of the contracts.

The following table presents nominal amounts and on-balance sheet credit exposure of standardised derivatives and OTC derivatives as at each year-end. The total replacement cost of the derivatives represents its on-balance credit exposure. Replacement cost is calculated in line with market norms. The total replacement cost for all OTC derivatives reflects the worst case scenario for the credit risk: that is the assumption that all counterparties will default on their obligations simultaneously. Exchange traded derivatives are not included in replacement cost as in the event of the counterparty default, the exchange will assume the counterparty's obligation.

	Nominal amounts		On-balance sheet credit exposure	
	31 December, 2002	31 December, 2001	31 December, 2002	31 December, 2001
	(€ million)			
Interest rate and currency swaps				
Trading	22,529	32,404	256	255
Non trading	124,634	149,894	2,310	1,614
Total	147,163	182,298	2,566	1,869
Interest rate futures and forward rate agreements				
Trading	2,403	50	—	—
Non trading	—	—	—	—
Total	2,403	50	—	—
Interest rate options purchased				
Trading	1,574	174	20	—
Non trading	26	—	1	—
Total	1,600	174	21	—
Interest rate options written				
Trading	788	—	1	—
Non trading	2,326	3,415	—	—
Total	3,114	3,415	1	—
Other interest rate contracts				
Trading	558	2,197	6	20
Non trading	6,853	5,562	196	9
Total	7,411	7,759	202	29
Forward foreign exchange contracts				
Trading	5,912	14,377	81	57
Non trading	—	—	—	—
Total	5,912	14,377	81	57
Credit derivatives				
Trading	4,309	—	11	—
Non trading	—	—	—	—
Total	4,309	—	11	—
Total	171,912	208,073	2,882	1,955

The following table discloses the maturity period of the derivatives at year end by product group:

31 December, 2002	Nominal amount Time to maturity < = 1 year	1-5 years	> 5 years	Total
	(€ million)			
Interest rate and currency swaps	38,647	45,480	63,036	147,163
Interest rate futures and forward rate agreements	2,403	—	—	2,403
Interest rate options purchased	1,362	200	38	1,600
Interest rate options written	690	1,872	552	3,114
Other interest rate contracts	1,424	2,725	3,262	7,411
Foreign exchange forwards	5,912	—	—	5,912
Credit derivatives	306	1,011	2,992	4,309
Total	50,744	51,288	69,880	171,912

31 December, 2001	Nominal amount Time to maturity < = 1 year	1-5 years	> 5 years	Total
	(€ million)			
Interest rate and currency swaps	48,732	61,782	71,784	182,298
Interest rate futures and forward rate agreements	50	—	—	50
Interest rate options purchased	51	123	—	174
Interest rate options written	662	1,110	1,643	3,415
Other interest rate contracts	2,477	2,255	3,027	7,759
Foreign exchange forwards	14,357	20	—	14,377
Total	66,329	65,290	76,454	208,073

The nominal amounts of derivatives give an indication of the volume of instruments primarily used by the Group. However, nominal values are not indicative of the credit or market risk associated with the derivative. The cash flows of derivatives are based on the contracted nominal amounts and other contractual terms. Normally, nominal amounts are not exchanged between the contracting parties and are not recorded in the balance sheet. Nominal volumes generally exceed the future cash flow from such instruments.

The following table sets out the fair value for each type of instrument in the trading portfolio as at the end of the year:

	2002		2001	
	End of period fair value		End of period fair value	
	Assets	Liabilities	Assets	Liabilities
	(€ million)			
Interest rate and currency swaps	256	435	255	440
Interest rate futures and forward rate agreements	—	9	—	—
Interest rate options purchased	20	2	—	1
Interest rate options written	1	39	—	—
Other interest rate contracts	6	12	20	17
Forward foreign exchange contracts	81	113	—	39
Credit derivatives	11	4	—	—
Total	375	614	275	497

(36) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each counterparty, requesting appropriate collateral and applying a standard lending policy. In order to standardise the setting of limits, an internal credit rating framework has been established which sets maximum limits. Counterparty risks are grouped into internal credit rating categories in accordance with the ratings set by Fitch IBCA, Moody's and Standard & Poor's. To reduce credit risk, the bank has entered into various Master Netting Agreements ensuring the right to set off 'claims on' against 'liabilities to' a counterparty in the event of payment defaults or bankruptcy. Standard master agreements such as the German Master Agreement on Financial Derivatives Transactions (DRV) or the ISDA Master Agreement generally allow for close out netting of transactions bundled in a master agreement. Master agreements also include the provision of collateral. Collateral is provided in the form of cash or bonds.

The current replacement costs disclosed in the note 35 above are the sum of all positive market values, not taking into account netting agreements, and are an appropriate indicator of the counter-party risk arising on OTC derivatives.

The table below presents counterparty risk by the type of counterparty:

Type of counterparty	2002 Counterparty risk	2001 Counterparty risk
	(€ million)	
OECD central governments	—	—
OECD banks	2,841	1,835
OECD financial institutions	41	120
Non OECD central governments	—	—
Non OECD banks	—	—
Non OECD financial institutions	—	—
Other (companies and private individuals)	—	—
Total	2,882	1,955

(37) Contingent liabilities and irrevocable loan commitments

	31 December, 2002	31 December, 2001
	(€ million)	
Contingent liabilities		
on guarantees and indemnity agreements	62	1,437
Other commitments		
Irrevocable loan commitments	4,430	7,633
Total	4,492	9,070

Contingent liabilities from guarantees and indemnities primarily comprise loan guarantees.

Irrevocable loan commitments arise in the normal course of lending business. These represent undrawn group commitments to provide loan capital to potential borrowers. These commitments are not normally fully drawn down. They comprise the following:

	31 December, 2002	31 December, 2001
	(€ million)	
Loan commitments		
Public sector loans	493	1,689
Mortgage loans	64	5,340
Other loans	3,873	176
Credits by way of guarantee	—	428
Total	4,430	7,633

(E) SEGMENT REPORTING

Last year, the Group consisted of three segments, namely Public Finance, Property and IT/Consulting. Both the Property and IT/Consulting segments were disposed of during the year as part of the Group re-organisation. The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

(38) Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", "Germany", and "Other", based on the registered office or location of the respective group company or branch office.

The calculation of results is based on the assumption that the group companies in the three regions are legally independent units responsible for their respective operations.

	Ireland		Germany		Other		Group	
	2002	2001	2002	2001	2002	2001	2002	2001
	(€ million)							
Net interest income	60	52	159	117	79	89	298	258
Net commission income	4	(5)	1	(2)	27	10	32	3
Income from sale of assets	27	3	50	18	22	6	99	27
Trading Result	(24)	19	(25)	14	28	9	(21)	42
Other income	—	—	2	37	—	—	2	37
Total operating income	67	69	187	184	156	114	410	367
Administrative expenditure	(35)	(18)	(33)	(36)	(23)	(32)	(91)	(86)
Depreciation	(2)	(1)	(3)	(9)	(1)	—	(6)	(10)
Other expenditure	—	—	(6)	(3)	—	(3)	(6)	(6)
Operating Results before provisions for loan losses	30	50	145	136	132	79	307	265
Provision for loan losses	—	—	—	(14)	—	2	—	(12)
Result from first time application of FAS 133	—	(7)	—	(27)	—	5	—	(29)
Income from continuing operations before income taxes	30	43	145	95	132	86	307	224
Income tax	(3)	(4)	(34)	(40)	(22)	(12)	(59)	(56)
Income after tax continuing operations	27	39	111	55	110	74	248	168
Minority Interest	—	—	(1)	—	(11)	(31)	(12)	(31)
Group net income continuing operations	27	39	110	55	99	43	236	137

(F) ADDITIONAL DISCLOSURE

(39) Total financing volume

The financing volume listed in the table below includes public sector loans, securities of public sector issuers, mortgage loans and other loans. The financing volume at the end of 2002 amounted to € 122.2 billion (2001: € 151.1 billion) and comprises the following:

	31 December, 2002	31 December, 2001
	(€ million)	
Public finance	110,503	120,802
Property finance	5,769	26,054
Other loans	5,954	4,204
Total	122,226	151,060

Public sector financing comprises the following regions:

	31 December, 2002	31 December, 2001
	(€ million)	
Belgium/Luxembourg	2,084	2,044
Germany	40,884	47,806
Denmark	1,128	1,218
Finland	1,907	1,788
France	9,592	8,768
Greece	2,021	2,698
United Kingdom	1,826	1,684
Ireland	72	294
Italy	17,703	19,982
Japan	8,243	11,824
Canada	2,895	2,468
Netherlands	903	1,279
Austria	4,055	4,120
Poland	280	35
Portugal	644	942
Sweden	2,183	2,041
Switzerland	1,091	543
Spain	10,475	10,501
Other	2,517	767
Total	110,503	120,802

Property financing comprises the following regions:

	31 December, 2002	31 December, 2001
	(€ million)	
Belgium/Luxembourg	2	808
Germany	5,729	16,515
Denmark	12	811
France	2	970
United Kingdom	—	1,745
Italy	1	1,200
Netherlands	11	1,011
Sweden	—	829
USA	1	1,146
Other	11	1,019
Total	5,769	26,054

(40) DEPFA BANK as lessee

At 31 December 2002, the aggregate minimum lease payments under operating leases were as follows:

	Operating lease
	(€ million)
2003	3
2004	3
2005	3
2006	3
2007	—
Thereafter	—
Total	12

The group has no capital leases at 31 December 2002.

(41) Contingencies

In the course of the restructuring, DEPFA BANK plc, as the new parent company of the Group, has issued letters of comfort. These letters of comfort set out that the parent will ensure that DEPFA ACS BANK, Dublin, DEPFA Deutsche Pfandbriefbank AG, Frankfurt, DePfa-Bank Europe plc, Dublin, and DEPFA Investment Bank Ltd, Nicosia, are able to fulfil their contractual obligations.

As a result, the comfort letter from DEPFA Deutsche Pfandbriefbank AG, Frankfurt, in respect of DEPFA Investment Bank Ltd, Nicosia has been revoked.

Following the disposal of the Property Business, the comfort letter from DEPFA Deutsche Pfandbrief-bank AG, Frankfurt, in respect of Aareal Bank France S.A., Paris (former DEPFA Bank France) as well as the exemption certificate issued by DEPFA Deutsche Pfandbriefbank AG, Frankfurt, to the Federal Association of German Banks on behalf of Aareal Bank AG, Wiesbaden, have been revoked.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, will ensure that DEPFA Funding LLC, Wilmington is able to fulfil its contractual obligations.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DEPFA Finance N.V., Amsterdam.

(42) Related party relationships

Transactions with non-consolidated affiliates and with companies in which a participating interest is held amount to:

	Affiliated companies		Companies in which a participating interest is held	
	31 December, 2002	31 December, 2001	31 December, 2002	31 December, 2001
	(€ million)			
Loans and advances to customers	—	597	—	66
Equities and other non fixed income securities	—	—	20	—
Liabilities to customers	—	50	—	1

The Group entered into a number of agreements with Aareal Bank AG as part of the overall re-organisation. Aareal Bank AG have agreed to acquire the remaining property loans of the group in the future. Aareal Bank AG have also guaranteed certain of these property loans.

Loans to officers of DEPFA BANK plc

At the end of financial year 2002, loans to members of the Board stood at € 43,211 (1 loan) (2001: € 23,413,567 — 10 loans).

Report on Directors' remuneration and interests

Remuneration policy

The objective of the group remuneration policy for executive directors is to attract, retain and motivate the executives concerned through remuneration packages which are both competitive and an incentive to the development of the Company, and in the best interests of shareholders. Base salaries for executive directors reflect job responsibilities and reflect levels prevailing in the market for comparable companies. Executive directors participate in annual bonus schemes under which awards are made based on the profit performance of the Company. The remuneration packages of executive directors are reviewed on an annual basis.

Compensation Committee

The Compensation Committee listed on page 11, consists of independent non-executive directors with no financial interests in the matters decided by the Committee. The Remuneration Committee determines the remuneration packages of the executive directors.

Directors remuneration

	2002	2001
	(€ million)	
Emoluments for services as a director including fees	960,973	—
Salaries and other emoluments	8,260,798	13,247,649
Pensions to former directors	—	845,374
Compensation for loss of office	684,000	—
Total	9,905,771	14,093,023

Directors' emoluments shown above comprise all fees, salaries, pension provisions and other benefits and emoluments.

Service contracts

There are no service contracts with notice periods exceeding 12 months or with provisions for predetermined compensation on termination.

Directors interests

The beneficial interests of directors of the company and their spouses and minor children in the ordinary share capital of the company, as at 31 December 2002, was as follows:

	Shareholding
Gerhard Bruckermann	320,260
Dr. Thomas M. Kolbeck	44,914
Fulvio Dobrich	202,000
Dr. Reinhard Grzesik	2,120
Jürgen Karcher	4,267

No changes in the above have occurred between 31 December 2002 and the date of this report.

(43) Average numbers of employees during the financial year

	Total
Full-time employees	291
Part-time employees	12
Permanent staff	303
Temporary staff	9
Vocational trainees	1

The average numbers of employees relate only to continuing operations.

(G) BOARD OF DIRECTORS AND OTHER INFORMATION

Board of Directors
Mr. G. Bruckermann (Chairman)
Dr. R. Brantner (Deputy Chairman)
Dr. T. M. Kolbeck (Deputy Chairman)
Mr. D. M. Cahillane
Mr. F. Dobrich
Dr. R. Grzesik
Prof. Dr. A. Hemmelrath
Mr. J. Karcher
Mr. M. O'Connell
Mr. J. Poos
Mr. H. Reich
Prof. Dr. F. Ruane
Prof. Dr. Dr. h.c. mult Hans Tietmeyer

Board Committees
Audit Committee
Mr. M. O'Connell (Chairman)
Dr. R. Brantner
Prof. Dr. F. Ruane

Compensation Committee
Prof. Dr. A. Hemmelrath (Chairman)
Dr. R. Brantner
Mr. H. Reich

Secretary & Registered Office
Mr. N. Kavanagh
3, Harbourmaster Place
Dublin 1
Ireland

Auditors
PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Georges Quay
Dublin 2
Ireland

Solicitors
McCann FitzGerald
2 Harbourmaster Place
Dublin 1
Ireland

Report of the Auditors of the Group

The following auditors' report is extracted from the audited consolidated annual report of the Group for the year ended 31 December 2002. References to page numbers therein are to page numbers of such annual report.

Auditors' Report

"We have audited the accounts on pages 74 to 136 which comprise the Group balance sheet of DEPFA BANK plc as of 31 December 2002, the Group profit and loss account and the Group cash flow statement for the year then ended and related notes.

These accounts are the responsibility of the Company's directors and management. The directors' responsibilities in this regard are set out on page 72 in the statement of directors' responsibility for the US-GAAP annual report. Our responsibility is to express an opinion on these accounts based on our audit. This report, including the opinion, has been prepared for and only for the Company's shareholders as a body and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or any other person to whom this report is shown or into those hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors and management, as well as evaluating the overall accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounts give a true and fair view of the financial position of the Company as of 31 December 2002, and of the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

Date: 25 April 2003"

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF DEPFA BANK PLC AS AT AND FOR THE THREE MONTH PERIOD ENDED 31 MARCH 2003

Balance Sheet of DEPFA BANK plc

The following table is extracted from the unaudited consolidated financial statements of DEPFA BANK plc and shows the consolidated Balance Sheet, prepared in accordance with U.S. GAAP, of DEPFA BANK plc and its consolidated subsidiaries as at 31 March 2003 and 31 December 2002.

	31 March 2003	31 December 2002
	(€ million)	
Assets		
Cash and balances with central banks	408	645
Loans and advances to banks	15,452	13,281
Loans and advances to customers	62,222	59,764
Debt securities and other fixed income securities	65,270	64,566
Equities and other non fixed income securities	26	23
Equity participations	7	7
Intangible assets	5	5
Property and equipment	13	15
Other assets	2,979	3,120
Accrued interest and prepaid expenses	3,794	4,421
Total assets	150,176	145,847
Shareholders' equity and liabilities		
Liabilities to banks	45,802	36,774
Liabilities to customers	1,702	3,554
Debt securities in issue	87,515	89,625
Other liabilities	8,757	8,605
Accrued interest and deferred income	3,835	4,752
Provisions	281	233
Hybrid capital	863	926
Minority interests	243	242
Total liabilities	148,998	144,711
Equity		
Subscribed capital	104	105
Capital reserve	384	396
Retained earnings	586	503
Other comprehensive income	104	132
Total equity	1,178	1,136
Total shareholders' equity and liabilities	150,176	145,847
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	47	62
Irrevocable loan commitments	3,472	4,430

Profit and Loss Account of DEPFA BANK plc

The following table is extracted from the unaudited consolidated financial statements of DEPFA BANK plc and shows the consolidated Profit and Loss Account, prepared in accordance with U.S. GAAP, of DEPFA BANK plc as at and for the three month period ended 31 March 2003 and 31 March 2002.

	31 March 2003	31 March 2002[1]
	(€ million)	
Interest receivable and similar income from		
lending and money market business	885	926
fixed income securities	776	629
Interest payable and similar expenses	(1,581)	1,483
Net interest income	80	72
Commission income	29	2
Commission expenditure	(9)	(3)
Income from sale of assets.	18	43
Trading result	**26**	**(4)**
Operating income	144	110
General administrative expenses	(26)	(18)
Depreciation and amortisation of intangible assets and property and equipment	(1)	(2)
Other income and expenditure	(2)	1
Operating results before provision for loan losses	115	91
Provision for loan losses	—	—
Income before taxes	115	91
Income and deferred taxes	(29)	(27)
Income after taxes	86	64
Minority interest	(3)	(6)
Group Net income from continuing operations	83	58
Results from discontinued operations	—	18
Group Net Income	83	76
Weighted average number of ordinary shares	34,873,481	35,301,972
Earnings per share from continuing operations (€)	2.38	1.64
Earnings per share for discontinued operations (€)	—	0.51
Total earnings per share (€)	2.38	2.15
Diluted earnings per share (€)	2.38	2.15

(1) The comparative profit and loss account figures for the period to 31 March 2002 are based on the DEPFA Group interim report as at 31 March 2002 reclassified for discontinued operations.

Statement of Changes in Shareholders' Equity of DEPFA BANK plc

The following table is extracted from the unaudited consolidated financial statements of DEPFA BANK plc and shows the Statement of Changes in Shareholders' Equity of DEPFA BANK plc as at 31 March 2003.

				Other comprehensive income			
	Subscribed capital	Capital reserve	Retained earnings	Unrealised gains/losses from market valuation of securities	Unrealised result from cash flow hedges	Accumulated effect of currency translation	Total
				(€ million)			
Balance at 1 January 2003	105	396	503	106	26	—	1,136
Group net income	—	—	83	—	—	—	83
Other comprehensive income	—	—	—	(5)	(23)	—	(28)
Comprehensive income	—	—	83	(5)	(23)	—	55
Dividends	—	—	—	—	—	—	—
Share compensation costs	—	1	—	—	—	—	1
Purchase of own shares	(1)	(13)	—	—	—	—	(14)
Balance at 31 March 2003	104	384	586	101	3	—	1,178

Notes to the Unaudited Consolidated Financial Statements of DEPFA BANK plc

The following notes to the unaudited consolidated financial statements of DEPFA BANK plc are extracted from the unaudited consolidated financial statements of DEPFA BANK plc for the three month period ended 31 March 2003.

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2002.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 31 March 2002 are based on the DEPFA Group interim report as at 31 March 2002 reclassified for discontinued operations.

(1) Loans and advances to banks

	31 March, 2003	31 March, 2002
	(€ million)	
Public sector loans	5,734	6,164
Property loans	—	—
Other loans and advances	9,687	7,093
Net deferred items	31	24
of which premiums	31	24
of which discounts	—	—
Total	15,452	13,281
of which repayable on demand	443	797

(2) Loans and advances to customers

	31 March, 2003	31 March, 2002
	(€ million)	
Public sector loans	55,328	53,008
Property loans	5,463	5,787
Other loans and advances	1,402	1,019
Net deferred items	171	92
of which premiums	195	118
of which discounts	(24)	(26)
Less provision for loan losses	(142)	(142)
Total	62,222	59,764

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

	Total	
	31 March, 2003	31 March, 2002
	(€ million)	
Balance at 1 January	142	801
Additions		
Provision for loan losses charged to the profit and loss account	—	—
Reductions		
Transfers as part of spin-off	—	(561)
Charge-offs	—	(95)
Recoveries	—	(3)
Balance at 31 March	142	142

(4) Debt securities and other fixed income securities

	31 March, 2003	31 March, 2002
	(€ million)	
Held to maturity	22	59
Available for sale	64,667	63,925
Trading	581	582
Total	65,270	64,566

(5) Liabilities to banks

	31 March, 2003	31 March, 2002
	(€ million)	
Deposits	14,704	8,929
Other liabilities	31,100	27,848
Net deferred items	(2)	(3)
Total	45,802	36,774
of which due on demand	2,432	1,399

(6) Liabilities to customers

	31 March, 2003	31 March, 2002
	(€ million)	
Deposits	981	2,180
Other liabilities	721	1,373
Net deferred items	—	1
Total	1,702	3,554
of which due on demand	1	4

(7) Debt securities in issue

	31 March, 2003	31 March, 2002
	(€ million)	
Debt securities issued		
Public sector covered bonds (*Öffentliche Pfandbriefe*)	52,447	58,222
Mortgage bonds (*Hypothekenpfandbriefe*)	2,028	2,238
Other debt securities	12,683	9,103
Money market securities	20,666	20,351
Net deferred items	(309)	(289)
Total	87,515	89,625

(8) Net interest income

	31 March, 2003	31 March, 2002
	(€ million)	
Interest income from public sector finance	758	799
Interest income from other lending business and money market transactions including property finance	127	127
Interest income from fixed income securities	776	629
Interest expenditure for		
Pfandbriefe (asset covered bonds)	(685)	(722)
Other debt securities	(201)	(69)
Borrowings	(18)	(82)
Hybrid capital	(15)	(23)
Other banking transactions	(662)	(587)
Total	80	72

(9) Net commission income

	31 March, 2003	31 March, 2002
	(€ million)	
Commission income from banking transactions	29	2
Commission expenditure from banking transactions	(7)	(3)
Other commission expenditure	(2)	0
Total	20	(1)

(10) Trading result

	31 March, 2003	31 March, 2002
	(€ million)	
Securities trading results	16	(6)
Valuation of derivatives/FAS 133	10	6
Net interest on trading derivatives	—	(4)
Total	26	(4)

(11) General administrative expenses

	31 March, 2003	31 March, 2002
	(€ million)	
Personnel expenditure		
Wages and salaries	(12)	(10)
Social security costs	(2)	(1)
(of which for pensions)	—	(1)
Other administrative expenditure	(12)	(7)
Total	(26)	(18)

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 31 March 2003:

	Nominal amount Residual maturity			
	< = 1 year	1-5 years	> 5 years	Total
	(€ million)			
Interest rate and currency swaps	36,071	47,056	68,551	151,678
Interest rate futures and forward rate agreements	2,105	—	—	2,105
Interest rate options purchased	501	226	123	850
Interest rate options written	1,390	869	684	2,943
Other interest rate contracts	1,121	2,484	3,445	7,050
Foreign exchange forward contracts	8,166	—	—	8,166
Credit derivatives	286	1,174	3,032	4,492
Total	49,640	51,809	75,835	177,284

Other details

New commitments

	1 January-31 March, 2003	1 January-31 March, 2002
	(€ million)	
Public sector finance	11,882	3,046
Other loans	524	1
Total	12,406	3,047

Primary sale of debentures including loans taken up

	1 January-31 March, 2003	1 January-31 March, 2002
	(€ million)	
Public sector covered bonds (*Öffentliche Pfandbriefe*)	4,020	4,180
Other debentures	1,731	307
Loans taken up	—	—
Total	5,751	4,487

Employees

	31 March, 2003	31 December, 2002
Total	315	313
of which part time employees	16	12

Regulatory capital and equity ratios

Own funds	31 March 2003 Central Bank of Ireland	31 December 2002 Central Bank of Ireland
	(€ million)	
Core capital (Tier I)	1,295	1,053
Supplementary (Tier II)	863	867
Total own funds	**2,158**	**1,920**

Equity ratios	31 March 2003 Central Bank of Ireland	31 December 2002 Central Bank of Ireland
Core capital ratio	11.2%	8.8%
Total capital ratio	18.6%	15.8%

The regulatory capital and equity ratios shown for 31 March 2003 and for 31 December 2002 were produced in accordance with the regulations of the Central Bank of Ireland.

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice-Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Dr. Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner
Deputy Chairman
Member of Bank Managment Board (ret'd)

Prof. Dr. Alexander Hemmelrath
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos
Member of the European Parliament
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich
Chairman of the Board of Managing Directors of
Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer
President of Deutsche Bundesbank (ret'd)

AUDITED UNCONSOLIDATED FINANCIAL STATEMENTS OF DEPFA DEUTSCHE PFANDBRIEFBANK AG AS AT 31 DECEMBER 2002

The following financial overview of DEPFA Deutsche Pfandbriefbank AG is extracted from the audited unconsolidated annual financial information of DEPFA Deutsche Pfandbriefbank AG as at and for the year ended 31 December 2003.

"The strategic realignment of the former DEPFA Group was accomplished during the year under review, creating two independent banks – DEPFA BANK plc (Public Finance business) and Aareal Bank AG (Property Activities). This was the first objective of the resolutions passed at the Extraordinary General Meeting held on 15 October 2001. The second objective was relocating the Head Office of the Public Finance Bank to Ireland: DEPFA BANK plc, a Dublin-based universal bank, is now the parent company for the Public Finance Group, whilst DEPFA Deutsche Pfandbriefbank AG, which was the parent company of the entire Group prior to the split, is now a subsidiary of DEPFA BANK plc, whose shareholding amounted to 98.25% at year-end. The re-organisation affected the profit and loss account and balance sheet of DEPFA Deutsche Pfandbriefbank AG.

DEPFA Deutsche Pfandbriefbank AG holds a letter of comfort from DEPFA BANK plc. The letter of comfort originally issued by DEPFA Deutsche Pfandbriefbank AG for DEPFA Investment Bank Ltd., Nicosia was replaced by a corresponding declaration from DEPFA BANK plc. The letter of comfort for Aareal Bank France S.A., Paris was revoked. Fitch, Moody's and Standard & Poor's have rated DEPFA Deutsche Pfandbriefbank AG on a par with the parent company; AA-/Aa3/AA-, with stable outlook.

Results of Operations

A number of transactions conducted within the scope of the Group's strategic realignment had already affected the profit and loss account for the 2001 financial year. Extended net interest income for 2001, for example, included € 180.4 million in participation income from Aareal Bank AG. This source of income was no longer available in 2002 – as a result, extended net interest income was down 48.3%, to € 181.8 million. Adjusted for these factors, net interest income posted a slight increase. Net commission income rose as well, by € 1.8 million to € 10.7 million.

Personnel expenditure in 2002 was characterised by a number of special factors, such as expenses for the Long Term Incentive Plan granted to executives, and special payments to employees as compensation for the extreme workloads generated by the split process. The 19.6% drop in this figure, to € 45.8 million in 2002, reflected the transition from Group parent company to subsidiary, with particular savings coming from transferring central Group functions to the new parent. The effects of the reorganisation process are detailed in a separate chapter in the Management Report. Total administrative expenditure was down 16%, to € 93.5 million.

The balance of other operating income and expenditure posted a substantial 25.8% fall, to € 20.7 million. This was attributable to a previously-existing services contract between Aareal Bank AG and DEPFA Deutsche Pfandbriefbank AG which generated considerably higher income in 2001, consisting mainly of the reimbursement of personnel and administrative expenses.

Net loan loss provisions (a positive balance of € 12.4 million after –€ 89.9 million in 2001) consists of € 56 million received from sale of assets, and € 43.6 million in expenditure with the lending business. The realisation of income from the sale of Public Finance receivables is a reflection of the active balance sheet management policy that is a vital part of DEPFA's business strategy. Expenditure in the lending business was attributable to the transfer of major parts of the property loan portfolio (within the scope of the split). The amount reported arises from associated interest rate derivatives, and primarily reflects their negative market value.

Operating results amounted to € 132.1 million, a decline of 29.5% over the financial year 2001.

An amount of € 532.7 million was reported under the item "Change in the valuation of participations". This income is derived from the realisation of capital gains within the framework of changes to the legal structure of the Group. It largely comprises tax-free capital gains realised at DePfa-Bank Europe, Aareal Bank and DePfa Property Services. Expenditure for assumption of losses of € 41.6 million mainly comprises valuation results arising from the transfers to Aareal Bank. After consideration of the reversal of the special item with partial reserve character of € 2.4 million, and tax expenses of € 36.3 million, net income for the year 2002 amounted to € 589.3 million (2001: € 90 million).

We will propose to the Annual General Meeting to distribute a dividend of € 0.25 per share.

Lending business

Lending volume at the end of 2002 was € 72 billion (after € 82.3 billion at the end of 2001). The bulk of this volume (€ 64.1 billion) was accounted for by Public Finance, € 43.8 billion of which was extended in the form of loans and € 20.3 billion in bonds. New commitments in Public Finance reached the € 10 billion mark, with domestic business accounting for € 5.5 billion. The 53% drop in property financing (to € 5.6 billion) was in line with projections, and is ascribable to the suspension of new business and the transfer of the property lending facilities to Aareal Bank. Furthermore, property loans of around € 2 billion were securitised, neutralising the residual risk.

Funding

As at 31 December 2002, DEPFA Deutsche Pfandbriefbank AG's refinancing volumes totalled € 68.9 billion (2001: € 71.3 billion), of which € 63.8 billion were apportionable to debt securities and € 5.1 billion to promissory note loans. New funds raised during the year under review totalled € 7.9 billion (2001: € 9.5 billion).

Balance sheet

Total assets as at 31 December 2002 were € 94.5 billion, a fall of 13.5% compared with the 2001 balance sheet date. Total volume of business, which also includes guarantee obligations and irrevocable loan commitments assumed by the bank, fell from € 111.6 billion to € 96.6 billion.

Liable capital

As at 31 December 2002, the bank's equity capital pursuant to section 10 of the German Banking Act (KWG) amounted to € 2.1 billion. Core capital was € 1.1 billion, and supplementary capital € 1 billion. The core capital ratio according to the German Banking Act was 17.3%, on a total capital ratio of 32.9%. The cap on borrowings relative to capital (circulation limit) that must be observed by mortgage banks was utilised by between 70 and 76%.

Derivatives

DEPFA Deutsche Pfandbriefbank AG may only use derivatives for the purposes of hedging interest rate and currency risks, in order to offset fluctuations in market prices. The volume of derivatives held at the end of 2002 was € 119.2 billion.

Personnel report

The Group's strategic realignment naturally affected DEPFA Deutsche Pfandbriefbank AG staff. In 2001, the Group had employed on average 551 employees, most of whom transferred to Aareal Bank AG as a result of the split, leaving 135 staff at DEPFA Deutsche Pfandbriefbank after the split. The company's registered office was transferred from Wiesbaden to Frankfurt.

DEPFA BANK's corporate identity has changed with the re-organisation process and transfer of the Group head office to Dublin: DEPFA is now an Irish bank that looks upon Europe as its home market. The successful expansion of the global Public Finance business demands a high level of commitment from our workforce worldwide. The career perspectives of each employee are closely linked to an attractive three-pillar compensation scheme designed to achieve a high level of staff commitment to the business model and the bank's success. DEPFA BANK has made a commitment to the capital markets to achieve a number of clearly-defined targets in the coming years; these represent the basis of the variable compensation components. Above and beyond their fixed salaries, staff benefit directly from the success of the company through cash bonuses and a stock option plan."

Balance Sheet of DEPFA Deutsche Pfandbriefbank AG

The following table is extracted from the audited unconsolidated annual financial statements of DEPFA Deutsche Pfandbriefbank AG and shows the Balance Sheet, prepared in accordance with the German Commercial Code, of DEPFA Deutsche Pfandbriefbank AG as at 31 December 2002 and 31 December 2001.

Assets

			(€)	(€)	(€)	Comparative figure of the previous year (€'000)
1.	Cash reserve					
	a)	Cash on hand		2,431		74
	b)	Balance with central banks		275,997,762		200,488
		Including: Deutsche Bundesbank € 273,809,391			276,000,193	200,562
2.	Public-sector debt instruments and bills, which are admitted for refinancing at central banks					
	a)	Treasury bills, non-interest-bearing treasury notes and similar sovereign debt		0		0
		Including: Eligible for refinancing with Deutsche Bundesbank € nil				
	b)	Bills of exchange		0		0
		Including: Eligible for refinancing with Deutsche Bundesbank € nil			0	0
3.	Loans and advances to banks					
	a)	Mortgage loans		6,952		7
	b)	Public-sector loans		6,262,029,530		6,270,408
	c)	Other loans and advances		16,890,996,405		20,749,495
		Including: Payable on demand € 722,616,433 Collateralised by securities € nil			23,153,032,887	27,019,910
4.	Loans and advances to cutomers					
	a)	Mortgage loans		5,583,908,149		11,334,820
	b)	Public-sector loans		38,687,218,576		41,509,548
	c)	Other loans and advances		193,028,252		143,987
		Including: Collateralised by securities € nil			44,464,154,977	52,988,355
5.	Debt securities and other fixed-income securities					
	a)	Money market instruments				
		aa) By public-sector issuers	0			0
		Including: Eligible as collateral with Deutsche Bundesbank € nil				
		ab) By other issuers	0			0
		Including: Eligible as collateral with Deutsche Bundesbank € nil		0		0

Assets

	(€)	(€)	(€)	Comparative figure of the previous year (€'000)
b) Bonds and notes				
ba) By public-sector issuers	12,723,026,993			12,962,695
Including: Eligible as collateral with Deutsche Bundesbank € 9,443,422,444				
bb) By other issuers	11,640,777,104			11,795,433
Including:		24,363,804,097		24,758,128
Eligible as collateral with Deutsche Bundesbank € 11,054,156,227				
c) Own bonds		1,170,539,417		1,532,195
Nominal amount € 1,119,906,716			25,534,343,514	26,290,323
6. Equities and other non-fixed income securities			1,677,930	1,036
7. Participations			2,906	39
Including: In banks € nil; In financial service institutions € nil				
8. Interests in affiliated companies			654,542	1,002,765
Including: In banks € 45,436; In financial service institutions € nil				
9. Trust assets			132,014,407	494,162
Including: Trustee loans € 10,042,748				
10. Equalisation claims on the public-sector including debt securities after conversion			3,979,484	5,135
11. Intangible assets			0	0
12. Property and equipment			11,461,662	71,793
13. Unpaid contributions to subscribed capital			0	0
Including: Called contributions € nil				
14. Treasury shares			0	23,018
Nominal amount € nil				
15. Other assets			24,520,947	300,511
16. Interest deferral, and prepaid expenses				
a) From new issues business and lending		496,623,263		459,201
b) Other		368,650,602		430,939
			865,273,865	890,140
17. Deficit not covered by capital			0	0
Total assets			94,467,117,314	109,287,749

Liabilities

		(€)	(€)	(€)	Comparative figure of the previous year (€'000)
1.	Liabilities to banks				
	a) Registered mortgage bonds issued........		243,352,629		356,546
	b) Registered public-sector covered securities		252,834,118		370,066
	c) Other liabilities		18,311,252,554		25,199,079
	Including:...............................			18,807,439,301	25,925,961
	Payable on demand € 1,324,848,369 Registered mortgage bonds (€ nil) and registered public-sector covered securities (€ 5,112,919) pledged to lenders as collateral				
2.	Liabilities to customers				
	a) Registered mortgage bonds issued........		1,627,745,198		1,771,104
	b) Registered public-sector covered securities		2,354,861,458		2,655,646
	c) Savings deposits				
	ca) With agreed notice period of three months...........................	5,163			3,995
	cb) With agreed notice period of more than three months	6,979			465
			12,142		4,460
	d) Other liabilities		1,182,538,819		3,603,853
	Including:...............................			5,165,157,617	8,035,063
	Payable on demand € 90,142,578 Registered mortgage bonds (€ 14,860,514) and registered public-sector covered securities (€ 65,445,361) pledged to lenders as collateral				
3.	Certificated liabilities				
	a) Bonds issued				
	aa) Mortgage bonds (Hypothekenpfandbriefe)...........	474,830,058			2,379,417
	ab) Public-sector covered securities	56,379,158,794			55,040,257
	ac) Other debt securities...............	4,492,980,308			5,504,549
			61,346,969,160		62,924,223
	b) Other certificated liabilities...............		5,514,044,085		8,065,359
	Including:...............................			66,861,013,245	70,989,582
	Money market instruments € 5,514,044,085				
4.	Trust liabilities................................			132,014,407	494,162
	Including: Trustee loans € 10,042,748				
5.	Other liabilities................................			336,889,206	400,292

Liabilities

		(€)	(€)	(€)	Comparative figure of the previous year (€000)
6.	Interest deferral, and deferred income				
	a) From new issue business and lending.....		156,635,565		197,189
	b) Other..................................		625,845,329		583,235
				782,480,894	780,424
7.	Provisions				
	a) Accrued pension liabilities and similar obligations..............................		38,786,597		44,301
	b) Tax provisions..........................		89,242,248		48,600
	c) Other provisions		38,192,973		60,353
				166,221,818	153,254
8.	Special item with partial reserve character			2,394,448	4,789
9.	Subordinated liabilities			117,592,858	278,027
10.	Profit-participation certificates			926,519,913	926,371
	Including:				
	Maturing within two years € nil				
11.	Fund for general banking risks..................			0	0
12.	Shareholders' equity				
	a) Subscribed capital.......................		108,000,000		108,000
	b) Capital reserve..........................		416,093,607		416,094
	c) Retained earnings				
	ca) Reserve for treasury shares	0			23,018
	cb) Other retained earnings	327,300,000			32,982
			327,300,000		56,000
	d) Net profit..............................		318,000,000		720,000
				1,169,393,607	1,300,094
Total Shareholders' equity and liabilities...........				94,467,117,314	109,287,749
1.	Contingent liabilities				
	Liabilities from guarantees and indemnity agreements....................................			62,356,277	192,158
2.	Other commitments				
	Irrevocable loan commitments			2,064,060,740	2,102,999

Profit and Loss Account of DEPFA Deutsche Pfandbriefbank AG

The following table is extracted from the audited unconsolidated annual financial statements of DEPFA Deutsche Pfandbriefbank AG and shows the Profit and Loss Account, prepared in accordance with the German Commercial Code, of DEPFA Deutsche Pfandbriefbank AG as at and for the years ended 31 December 2002 and 31 December 2001.

Expenses

		€	€	€	Comparative figure of the previous year € '000
1.	Interest expenditure			4,202,183,886	4,952,178
2.	Commission expenditure			4,716,663	10,865
3.	Net expenditure on financial operations			0	0
4.	General administrative expenditure				
	a) Staff costs				
	aa) Wages and salaries	39,304,734			45,034
	ab) Social security costs and expenses for pensions and support	6,459,789			11,996
	Including: For pensions €3,269,902		45,764,523		57,030
	b) Other administrative expenses		42,898,751		45,271
				88,663,274	102,301
5.	Deprecation, amortisation or write-offs of intangible and fixed assets			4,793,049	9,014
6.	Other operating expenditure			17,744,930	31,852
7.	Depreciation/write-offs on claims and certain securities, additions to loan loss provisions			0	89,897
8.	Depreciation of, and write-downs on participating interests, shares in affiliated companies and securities held as fixed assets			0	0
9.	Expenditure for assumption of losses			41,645,562	104,591
10.	Additions to special items with partial reserve character			0	0
11.	Extraordinary expenses			0	0
12.	Income taxes			36,046,546	23,305
13.	Other taxes not reported under item #6			242,872	1,028
14.	Profits transferred under a profit-pooling agreement, profit transfer agreement or partial profit transfer agreement			0	0
15.	Net income for the year			589,300,000	90,000
Total expenses				4,985,336,782	5,415,031
1.	Net income for the year			589,300,000	90,000
2.	Profit carried forward			0	0
3.	Withdrawals from retained earnings				
	a) From reserve for treasury shares			23,018,322	0
	b) From other retained earnings			0	630,000
4.	Transfer to retained earnings				
	a) To other retained earnings			294,318,322	0
5.	Net profit			318,000,000	720,000

Income

		€	€	Comparative figure of the previous year € '000
1.	Interest income from			
	a) Lending business and money market transactions	3,169,717,937		3,748,437
	b) Fixed-income securities and government debt ...	1,214,247,602		1,375,022
			4,383,965,539	5,123,459
2.	Current income from			
	a) Equities and other non fixed-income securities ..	0		0
	b) Participations	6,806		0
	c) Interests in affiliated companies	0		180,432
			6,806	180,432
3.	Income form profit-pooling agreements, profit transfer agreements and partial profit transfer agreements		0	0
4.	Commission income		15,383,760	19,733
5.	Net profit on financial operations		0	0
6.	Income from amounts written back on claims and certain securities and from the reversal of loan loss provisions		12,471,439	0
7.	Income from write-ups to participating interests, shares in affiliated companies and securities held as fixed assets		532,698,017	29,184
8.	Other operating income		38,416,773	59,829
9.	Income from the reversal of special items with partial reserve character		2,394,448	2,394
10.	Extraordinary income		0	0
11.	Income from transfer of losses		0	0
12.	Net loss for the year		0	0
Total income			4,985,336,782	5,415,031

Notes to the Audited Unconsolidated Financial Statements of DEPFA Deutsche Pfandbriefbank AG

The following notes to the audited unconsolidated financial statements of DEPFA Deutsche Pfandbriefbank AG are extracted from the audited unconsolidated financial statements of DEPFA Deutsche Pfandbriefbank AG for the year ended 31 December 2002.

The financial statements as at 31 December were prepared in accordance with the provisions of the German Commercial Code (*Handelsgesetzbuch – "HGB"*) and the supplementary regulations of the German Stock Corporation Act (*Aktiengesetz – "AktG"*), the German Banking Act (*Kreditwesengesetz*), the German Mortgage Bank Act (*Hypothekenbankgesetz*) and the German Accounting Directive for Banks (*Verordnung über die Rechnungslegung der Kreditinstitute – "RechKredV"*). Furthermore, the provisions of the Law on Corporate Governance and Transparency (*Gesetz zur Kontrolle und Transparenz im Unternehmensbereich – "KonTraG"*) were applied. Where the provisions of the law require further details on individual items in the balance sheet and profit and loss account, these are shown in the notes.

A. Accounting and valuation principles

Receivables are valued at nominal value under section 340e (2) HGB. Any difference between the nominal value and the actual payment amount is shown as a deferred item in accordance with section 340e (2) HGB.

All recognisable individual risks on the loans side were covered by specific loan loss provisions. Additional provisions were set aside in accordance with Section 340f HGB.

These instruments are allocated to the liquidity reserve or fixed assets and are either valued strictly at the lower of cost or market value (section 253 (3) and section 280 (2) HGB) or in accordance with the principles applicable to fixed assets (section 253 (2) HGB) and take into account currency hedging instruments. In accordance with the principles on zero coupon bonds laid down by the Main Committee of the Institute of Chartered Accountants in Germany (HFA 1/1986), the bank began recognition of the difference between purchase price and nominal value of securities held as liquidity reserve over the term of such securities from this year on. The amounts to be reversed in accordance with this procedure (net expense of € 15.9 million) in the past years are shown under the item 'Depreciation / write-offs on claims and certain securities, additions to loan loss provisions'. The ongoing reversal during the reporting period is recorded in net interest income. As in previous years, any premiums or discounts of securities in the investment portfolio have been amortised over the respective terms.

Participations and interests in affiliated companies were valued at the lower of acquisition cost or their value as at the reporting date.

Fixed assets were valued at acquisition or historical cost less scheduled depreciation. As far as is permissible under tax legislation, depreciation was calculated on a diminishing basis. Low-cost assets are written off in full during the year of acquisition.

Liabilities are shown on the balance sheet at the amount due for repayment. The difference between the nominal value and the initial carrying amount of liabilities is recognised under deferred items. Zero bonds are shown at their issue value, plus pro-rata interest in line with the yield at the time of issue.

Contingent liabilities are covered by provisions equalling the anticipated amount of the liability. Provisions for pensions have been determined using an interest rate of 6% based on the guideline tables issued by Heubeck in 1998 using the cost ("Teilwert") method in accordance with the actuarial principles.

Off-balance sheet financial instruments and associated underlying transactions hedged were treated as a single valuation unit to the extent permissible. For interest-related transactions, interest was deferred over the term of the loan.

Currency conversion in respect of fixed assets, current assets, liabilities and open positions in futures contracts was carried out in accordance with section 340h HGB and use was made of the valuation option under section 340 h (2) HGB. The underlying spot rate and swap points were recorded separately for foreign exchange forwards. Income and expenditure from swap contracts have been deferred over the term of the transaction.

B. Notes to the balance sheet

Breakdown of remaining times to maturity

Balance sheet item	Residual term					
	Up to 3 months	Between 3 months and 1 year	Maturing in the following year	Between 1 year and 5 years	More than 5 years	Indefinite maturity
	(€ million)					
Loans and advances to banks	9,812.4	8,384.9		3,188.2	1,767.5	—
Loans and advances to customers	3,574.1	8,523.7		19,809.5	12,556.9	—
Debt securities and other fixed-income securities			5,464.8			
Liabilities to banks	11,171.1	4,209.2		2,789.9	637.2	
Liabilities to customers						
– Savings deposits with agreed notice period	0.0	0.0		—	—	
– Pfandbriefe issued and other liabilities	1,078.7	254.8		2,656.6	1,175.1	
Certificated liabilities						
– Bonds issued			12,980.2			
– Other certificated liabilities	5,353.2	160.8		—	—	

Receivables/liabilities to/from affiliated companies and associated companies

	To/from affiliated companies		To/from associated companies	
	31 December, 2002	31 December, 2001	31 December, 2002	31 December, 2001
	(€ million)			
Loans and advances to banks	10,700.4	13,628.6	—	—
Loans and advances to customers	—	715.2	—	65.5
Debt securities and other fixed-income securities	11.9	6.5	—	
Liabilities to banks	4,506.0	4,863.2	—	
Liabilities to customers	0.0	44.4	—	0.4
Certificated liabilities	688.6	417.8	—	—
Subordinated liabilities	50.0	53.0	—	—

Securities negotiable at a stock exchange

	Negotiable	Listed	Unlisted
	(€ million)		
Debt securities and other fixed-income securities	25,534.3	25,534.3	—
Equities and other non-fixed income securities	1.7	1.7	—
Participations	0.0	0.0	0.0
Investments in affiliated companies	0.0	0.0	0.0

The amount of negotiable debt securities and other fixed-income securities, which are not valued at the lower of cost or market, amounted to € 1,316.9 million.

Fixed assets

The individual fixed assets positions developed as follows in the reporting period:

	Investments held as fixed assets	Participations	Investments in affiliated companies	Fixed assets Office furniture and equipment	Land and property
			(€ million)		
Acquisition/historical cost (01.01.02)	3,523.019	0.121	1,026.770	51.575	93.368
Additions	—	0.003	0.633	8.104	0.132
Disposals	2,206.119	0.069	1,002.560	45.939	93.500
Transfers	—	—	—	—	0.811
Amortisation/depreciation (accumulated).	—	0.052	24.189	3.089	0.000
Book value (31.12.02)....	1,316.900	0.003	0.654	10.651	0.811
Book value (31.12.01)....	3,523.019	0.039	1,002.756	16.840	54.953
Amortisation/depreciation during the year	—	—	—	4.155	0.638

No land and property was used within the scope of the company's own activities at year-end 2002.

Shareholdings

At the balance sheet date, the shareholdings of DEPFA Deutsche Pfandbriefbank AG within the meaning of section 285(11) HGB comprised the following companies:

Company name	Registered Office	Interest held %	Shareholders' equity	Results
			(€ million)	(€ million)
DEPFA Finance N.V.	Amsterdam	100.0	3.3	3.3
DEPFA Funding LLC	Wilmington	100.0	220.0	11.1
DEPFA Funding Trust....	Wilmington	100.0	0.0	11.1
DEPFA Zweite GmbH	Frankfurt	100.0	2.2	1.9
DEPFA Erste GmbH	Frankfurt	100.0	0.1	0.0
Deutsche Wohnstätten-Hypothekenbank Aktiengesellschaft	Berlin-Wiesbaden	100.0	0.0	0.0

Trust assets/liabilities

The total amounts reported are distributed across balance sheet items as follows:

	(€ million)
Trust assets	
Loans and advances to customers	9.2
Other assets....	122.8
Trust liabilities	
Liabilities to banks....	9.2
Liabilities to customers	122.8

Other assets

In addition to claims not associated with the banking business and balances in clearing accounts, this item (reported at € 24.5 million) primarily includes receivables from tax authorities and affiliated parties.

Deferred items

	(€ million)
Assets	
Discounts on debt securities	314.1
Premium on loans	182.5
Aggregate of new issues and lending businesses	496.6
Liabilities	
Premium on debt securities	57.0
Discount on loans	99.6
Aggregate of new issues and lending businesses	156.6

Subordinated assets

The item debt securities and other fixed-income securities includes subordinated assets amounting to € 0.8 million (31.12.2001: € 1.6 million).

Assets pledged under repurchase agreements

At 31 Dec 2002, the book value of securities shown in the balance sheet and pledged under repurchase agreements amounted to € 4,365.4 million. There were no open market transactions pending at 31 Dec 2002.

Other liabilities

This item is reported at € 336.9 million and includes primarily deferred items from financial derivatives as well as liabilities not associated with the banking business and clearing accounts.

Provisions for deferred taxes

31 December, 2002	31 December, 2001
(€ million)	
—	19.0

Subordinated liabilities

Subordinated capital is made up as follows:

Nominal value (€ million)	Currency	Interest rate in %	Maturity date
52.9	DM	7.25	07. 01. 2003
10.3	DM	6.75	10. 02. 2003
50.0	DM	6.46	30. 06. 2025

In the event of insolvency or liquidation, the subordinated principal and interest claims on the bonds shall be paid back only after satisfaction of all creditors whose claims are not subordinated. Claims from the bonds may not be offset against claims of the debtor. Neither the creditor nor the debtor is entitled to terminate the bonds.

Interest expenditure on subordinated liabilities amounted to € 16.915 million.

Special item with partial reserve character

The new rules applying to a subsequent revaluation (section 6 (1) no. 1 sentence 2 of the German Income Tax Act (EStG) introduced by the Tax Relief Act 1999/2000/2002 lead to unrealised profits in 1999. The bank has opted to spread these unrealised profits over five years, and has therefore allocated four-fifths thereof to special reserves with partial reserve character. One fourth of such special reserve will be released in each of the years between 2000 and 2003.

Profit-participation certificates

The bank records profit-sharing certificates to the tune of € 863.4 million. Of this total, € 102.3 million were issued in 1986, € 255.6 million in 1994, € 383.5 million in 1996 and € 45.0 million and € 77.0 million in 2000. The profit-participation rights expire on 31 December 2010, 31 December 2008, 31 December 2011, 31 December 2009, and 31 December 2014, respectively. They are admitted for trading on the official and regulated Frankfurt stock exchange.

Subscribed capital

As at 31.12.02, DEPFA Deutsche Pfandbriefbank AG had subscribed capital of € 108.0 million, divided into 36,000,000 unit shares.

Authorised capital

Resolution passed	Original amount €m	Utilisation in the reporting year €m	Amount still available €m	Time limit
2002	54.0	—	54.0	18.06.2007

Conditional capital

Resolution passed	Original amount €m	Utilisation in the reporting year €m	Amount still available €m	Time limit
1999	12.0	—	12.0	—

The conditional capital increase was resolved to enable the bank to the holders of convertible bonds or warrants conversion or option rights which will be issued up until 16 June 2004 by the Bank or by a direct or indirect majority holding of DEPFA Deutsche Pfandbriefbank AG. The total amount of debt securities may not exceed a nominal amount of € 600 million, or € 2,000 million in the case of issuance of low-yield bonds or long-term debt securities without regular interest payments. The debt securities may be denominated in € as well as in any legacy currency of an OECD country up to an amount equivalent to the corresponding € value.

Purchase of treasury shares

The Annual General Meeting of 20 June 2001 authorised the company to purchase treasury shares in accordance with section 71 paragraph 1 no. 7 AktG until 19 December 2001. Revoking this resolution, the Bank has been authorised by the Annual General Meeting on 19 June 2002 to purchase own shares pursuant to section 71 paragraph 1 no. 7 AktG until 18 December 2003 for the purposes of securities trading. The volume of shares acquired for this purpose must not exceed 2% of the Bank's share capital at the end of any day. The lowest price at which a share may be acquired is determined by the closing price of the shares in Xetra (or a comparable successor system) on the trading day prior to such purchase, less 10%. The highest price shall not exceed such average closing price, plus 10%. Said authority was not utilised in the reporting period.

The Annual General Meeting of 20 June 2001 furthermore authorised the company to purchase treasury shares in accordance with section 71 paragraph 1 no. 8 AktG until 15 December 2001. Revoking this resolution, the bank has been authorised by the Annual General Meeting on 19 June 2002 to purchase own shares to the tune of 2% of subscribed capital for other purposes than securities trading until 18 December 2003. Shares may be acquired via the stock market or through a public offer to buy directed at all shareholders. Neither the purchase price (excluding ancillary costs), if the acquisition takes place via the stock market, nor the offering price (excluding ancillary costs), in case of a public offer to buy, may exceed or fall below the average closing price of the Bank's shares in Xetra (or a comparable successor system) during the three trading days prior to the purchase or the commitment to purchase by more than 10%. Exclusion of shareholders' pre-emptive rights is possible under certain circumstances.

In October 2001, 361,639 treasury shares were purchased at an average price of € 63.78 per share (1.0% of all unit shares). The nominal amount of issued share capital attributable to such treasury shares amounts to € 1,084,917.00. The treasury shares were sold in January 2002 at € 64.10 per share.

Reserves

The Bank's reserves developed as follows:

	Capital reserve	Reserve for treasury shares	Other retained earnings
		(€ million)	
Balance at 31.12.01	416.094	23.018	32.982
Withdrawal from the reserve for treasury shares	—	(23.018)	—
Transfer from net income	—	—	294.318
Balance at 31.12.02	416.094	—	327.300

Contingent liabilities

Liabilities from guarantees and indemnities primarily comprise loan guarantees.

Other commitments

Irrevocable loan commitments of € 2,064.1 million primarily refer to other loans granted to a former subsidiary and mortgage loans.

Foreign currency

Total assets denominated in foreign currencies amounted to € 6,364.1 million at the balance sheet date, liabilities denominated in foreign currencies totalled € 8,483.0 million. The difference has almost entirely been hedged using foreign exchange forwards and currency swaps.

Transactions subject to market risk

The following transactions were outstanding and awaiting settlement on the balance sheet date:

	Nominal amount Remaining time to maturity				
	< = 1 year	1- 5 years	> 5 years	Total	Counterparty risk
		(€ million)			
Interest rate and currency swaps	26,643	35,956	42,899	105,498	2,332
Interest rate futures and forward rate agreements	2,000	—	—	2,000	0
Interest rate options purchased	—	—	40	40	1
Interest rate options written	245	1,672	552	2,469	—
Other interest rate contracts	1,424	2,711	3,262	7,397	202
Forward foreign exchange contracts	1,797	—	—	1,797	36
Total	32,109	40,339	46,753	119,201	2,571

Counterparties to derivative contracts as at 31 December 2002

Type of counterparty	Counterparty risk
	(€ million)
OECD banks	2,571
OECD financial services providers	—

To determine the counterparty risk, the figures are based on replacement costs, which were calculated in line with the market value method as the sum of all positive market values excluding netting arrangements.

All forward transactions were designed exclusively to hedge foreign exchange and interest rate risks.

Contingencies

DEPFA Deutsche Pfandbriefbank AG has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DEPFA Finance N.V., Amsterdam. It will ensure that DEPFA Funding LLC, Delaware, is able to meet its contractual obligations.

C. Notes to the profit and loss account

Other operating expenses

This item comprises, in particular, expenditure on compensation payments in the context of the split as well as interest payments on taxes.

Commission income

This item refers mainly to commission income from guarantees for one subsidiary.

Other operating income

Other operating income includes, in particular, income from the agency business for former and current Group companies, excess sales revenue from the disposal of fixed assets and land as well as interest on tax refunds.

Geographic breakdown of income

The – interest income,

- current income from equity and other non-fixed-income securities,
- participations and Interests in affiliated companies,
- commission income,
- other operating income

are divided between the geographical sales office regions as follows:

	€ million
Germany	4,358.6
Rest of Europe	49.2
Japan	29.9

D. Notes to mortgage bank business

Coverage	€ million
A. Mortgage bonds (*Hypothekenpfandbriefe*)	
Ordinary cover	
1. Loans and advances to banks (Mortgage loans)	0.007
2. Loans and advances to customers (Mortgage loans)	3,315.560
3. Equalisation claims against the government	—
Total	3,315.567
Substitute cover	
1. Other loans and advances to banks	—
2. Debt securities and other fixed-income securities	66.449
Total	66.449
Total cover assets	3,382.016
Total value of mortgage bonds subject to coverage requirements	2,281.002
Excess cover	1,101.014
B. Public sector mortgage bonds	
Ordinary cover	
1. Loans and advances to banks (Public sector loans)	5,905.222
2. Loans and advances to customers (Public sector loans)	34,761.471
3. Debt securities and other fixed-income securities from public issuers	16,214.046
Total	56,880.739
Substitute cover	
1. Other loans and advances to banks	1,575.000
2. Debt securities and other fixed-income securities	—
Total	1,575.000
Total cover assets	58,455.739
Total value of public sector mortgage bonds subject to coverage requirements	56,670.298
Excess cover	1,785.441

Mortgages serving as cover

On the balance sheet date, 24,243 mortgages with principal outstanding of € 3,315.567 million were recorded in the register of mortgages to cover mortgage bonds. The cover portfolio was as follows:

€ million	Number	€ million
up to 0.05	10,595	274.441
between 0.05 and 0.5	12,950	1,461.294
over 0.5	698	1,579.832
Total	24,243	3,315.567

Regional breakdown

Germany	Number	€ million
Baden-Württemberg	1,435	205.562
Bavaria	1,536	205.145
Berlin	1,294	559.119
Brandenburg	368	114.889
Bremen	244	57.844
Hamburg	678	88.788
Hesse	3,312	311.925
Mecklenburg-West Pomerania	295	123.001
Lower Saxony	2,072	178.952
North Rhine-Westphalia	5,957	671.987
Rhineland Palatinate	1,415	111.745
Saarland	460	31.051
Saxony	1,173	270.436
Saxony-Anhalt	497	91.834
Schleswig-Holstein	2,880	171.194
Thuringia	626	118.828
	24,242	3,312.300
Other countries		
Netherlands	1	3.267
Total	24,243	3,315.567

Breakdown by type of property

Type of property	Number	€ million
Commercial property	623	616.189
Residential property	23,614	2,659.418
Building sites	2	6.646
Unfinished new buildings not yet producing revenue and others	4	33.404
Total	24,243	3,315.567

Mortgage repayments

Repayments during the year under review comprised	€ million
Scheduled repayments	0.183
Extraordinary repayments	2.163
Total	2.346

Due and unpaid mortgage interest

Due to corresponding guarantees and indemnities, no overdue interest accumulated during the year under review.

Repossessions

Pending as at 31 December 2002	Forced sales	Forced administration	Forced sales and forced administration	Total no. of cases	Forced sales carried out in 2002
Residential property...........	469	154	395	1,018	149
Commercial property	70	63	57	190	39
Total.........................	539	217	452	1,208	188

E. Other information

Consolidated financial statements

The parent company of the Group, DEPFA BANK plc, 3, Harbourmaster Place Dublin 1, Ireland, draws up its consolidated financial statements pursuant to US-GAAP (United States Generally Accepted Accounting Principles) and in accordance with the EU Bank Accounts Directive (86/635/EEC) and EU Group Accounts Directive (83/349/EEC). The consolidated financial statements include DEPFA Deutsche Pfandbriefbank AG as well as its subsidiaries which must be consolidated. In accordance with section 291 (1) HGB, the bank is exempt from preparing its own consolidated financial statements. The consolidated financial statements can be obtained from the parent company in Dublin.

Material differences between the German Commercial Code (HGB) and US-GAAP

The material differences between the German Commercial Code and US-GAAP are set out below for DEPFA Deutsche Pfandbriefbank AG, as stipulated in section 291 (2) no. 3 HGB:

Securities

In accordance with SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities), securities are classified into three categories depending on the purpose for which they were purchased: "held to maturity", "available for sale" and "trading".

Securities held to maturity are recorded at amortised cost. In connection with the valuation of available-for-sale securities, any changes in market value are reported, with no impact on the profit and loss account, under "Other comprehensive income", while changes in the market value of trading securities are recognised in the profit and loss account. In the case of permanent impairment, the book value is written off with an impact on the profit and loss account. For held-to-maturity securities, these write-downs cannot be subsequently reversed (write-ups). Write-ups for available-for-sale securities shall be recorded under other comprehensive income, write-ups for trading securities in the profit and loss account.

Pursuant to the German Commercial Code securities are broken down in the categories non-trading portfolio (*Anlagebestand*), liquidity reserve (*Liquiditätsreserve*), and trading portfolio (*Handelsbestand*). Securities of the non-trading portfolio are carried at amortised cost. Where the value of securities of the non-trading portfolio is permanently impaired, they must be written down. Where the value is only temporarily impaired, there is no obligation to write down. Securities of the liquidity reserve and of the trading portfolio must be recorded in accordance with the provisions on valuing current assets, i.e. at the lower of acquisition cost or fair value. Where the reasons for the write-down no longer apply, such securities must be written up.

Repurchased own debt securities

Under US-GAAP, repurchased debt securities will reduce outstanding liabilities in the balance sheet. This takes place irrespective of whether the securities are intended for resale or not. The difference between the cost of acquisition and the book value is reported in the profit and loss account. Any resale will be treated as a new issue in the balance sheet.

Under the German Commercial Code, own debt securities are capitalised and valued strictly at the lower of cost or market. The purchase of own debt securities itself hence will not affect the profit and loss account. The profit and loss account will only be affected upon the resale of such securities.

Derivative financial instruments

Pursuant to SFAS 133 all derivatives must be recorded in the balance sheet and valued at fair value with an effect on the profit and loss account. Derivatives which are used as hedging instruments must comply with

extensive effectiveness and documentation requirements before they may be recorded in accordance with the provisions applicable to hedge accounting. The effectiveness of the hedging relationship must be demonstrated on a quarterly basis at least. Contributions to the result of the underlying transaction and the hedge transaction will be determined in relation to the hedge effectiveness of the derivative used. Where the fair value of an underlying transaction is hedged using a fair value hedge, changes in the fair value of the derivative are recorded in the profit and loss account together with the fair value changes relating to the hedged risk of the underlying transaction. Future cash flows from an underlying transaction are hedged with cash flow hedges. Fair value changes of a derivative (effective portion) will be recorded under other comprehensive income (using interim entries) with no impact on the profit and loss account, while the ineffective portion of the hedge must be recorded in the profit and loss account immediately.

According to the German Commercial Code, derivative financial instruments are pending transactions and are thus not to be recorded in the balance sheet. Independent derivatives positions not used for hedging purposes will only be reflected to the extent that the Commercial Code provides for transfers to provisions for impending losses from pending transactions. When compared to US-GAAP, the German Commercial Code provides for less stringent provisions for hedge transactions related to underlying transactions, i.e. to the extent that single valuation units are created for the purposes of accounting for derivatives. An impact on the balance sheet only occurs in cases where the derivative hedge transaction is expected to yield unrealised losses, which are not compensated for by unrealised profits from the underlying transaction. The underlying transactions must be valued to the extent that there are no offsetting effects from the derivative.

Provision for loan losses

The provision for general banking risks as permitted pursuant to sections 340f and 340g of the German Commercial Code is not permissible under US-GAAP.

Fixed assets

Under US-GAAP, fixed assets are carried at the historic cost less scheduled depreciation. Where the permanent impairment of value is probable, a special depreciation must be carried out. Pursuant to US-GAAP, a subsequent revaluation does not lead to any write-up.

With the exception of the write-up requirement following previous special depreciation and the permissibility of tax-induced depreciation, the provisions of the HGB correspond to those of US-GAAP.

Deferred taxes

Under US-GAAP, deferred taxes must be provided for all differences between tax reporting and commercial reporting in the accounting balance sheet, irrespective of when the differences are settled (temporary concept).

Under the German Commercial Code, differences in results, which are likely to be reversed in the foreseeable future (timing concept), are supported by deferred taxes. The bank may choose if it wants to record deferred tax assets.

Pension provisions

Forward-looking assumptions, such as future salary and pension developments as well as career expectations, are to be taken into account upon determination of pension provisions under US-GAAP. Interest rates used for the valuation of benefit obligations are based on the prevalent capital market rate. The expenditure for the period is determined on the basis of the values forecasted at the beginning of the accounting period. A change in forecasts will only influence the amounts transferred to provisions in the following period.

Forward-looking assumptions are not to be taken into account pursuant to the German Commercial Code. The discount rate used for tax purposes is also used for accounting purposes. The amount of provisions and the resulting expenditure for the period will be determined on the basis of the net present value calculated at the end of the year.

Trust business

Trust transactions and trust liabilities may not be recorded in the balance sheet pursuant to US-GAAP.

Executive bodies of DEPFA Deutsche Pfandbriefbank AG, giving details of membership of Supervisory Boards and other supervisory bodies in accordance with section 285 no. 10 of the HGB.

Management Board

Dr. Marcel Morschbach (from 19.06.2002)

Carsten Samusch (from 19.06.2002)

– DEPFA Finance N.V.	Supervisory Director

Gerhard Bruckermann (Speaker of the Management Board) (until 19.06.2002)

Chairman and CEO of DEPFA BANK plc

– DePfa-Bank Europe plc	Chairman of the Board of Directors
– DEPFA Capital Japan K. K.	Chairman of the Board of Directors
– DEPFA Investment Bank Ltd.	Member of the Board of Directors
– DEPFA USA Inc.	Chairman of the Board of Directors
– DZ Bank AG	Member of the Advisory Board
– Karlsruher Rendite Beratungsgesellschaft für	Member of the Advisory Board
– Vermögensanlagen GmbH	

Karl-Heinz Glauner (Speaker of the Management Board) (until 19.06.2002)

Chairman of the Board of Directors of Aareal Bank AG

– Aareal Bank France S.A.	Président du Conseil d'Administration et Président Directeur Général
– Aareal Financial Service spol s r. o.	Chairman of the Supervisory Board
– Aareal Financial Service Polska Sp. z o. o.	Member of the Supervisory Board
– Aareal Financial Services USA Inc.	Member of the Board of Directors
– Aareal First Financial Solutions AG	Deputy Chairman of the Supervisory Board
– Aareal Hyp AG	Chairman of the Supervisory Board
– Aareal Hypotheken-Management GmbH	Chairman of the Supervisory Board
– Aareal Hypotheken Vermittlungs GmbH	Chairman of the Supervisory Board
– Aareal Partecipazioni S.p.A.	President
– Aareal Property Services B.V.	Member of the Supervisory Board
– Aareon AG	Chairman of the Supervisory Board
– Deutsche Interhotel Holding GmbH & Co. KG	Deputy Chairman of the Advisory Board
– Entenial S.A.	Member of the Conseil d'Administration
– Mansart Conseil S.A.S.	Chairman of the Supervisory Board

Dr. Reinhard Grzesik (from 19.06.2002)

Member of the Board of Directors of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors

Jürgen Karcher (until 19.06.2002)

Member of the Board of Directors of DEPFA BANK plc

– Cytonet GmbH	Member of the Supervisory Board
– DePfa-Bank Europe plc	Member of the Board of Directors

Thomas M. Kolbeck (until 19.06.2002)

Vice Chairman and Deputy CEO of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors
– DEPFA Capital Japan K. K.	Chairman of the Board of Directors
– DEPFA Investment Bank Ltd.	CEO and Chairman of the Board of Directors
– DEPFA USA Inc.	Member of the Board of Directors
– Imperial Grundstücks AG i. Gr.	Member of the Supervisory Board

Michael A. Kremer (until 19.06.2002)

CEO of DB Real Estate Management GmbH
(until 31.01.2003 Deputy Chairman of the Board of Directors of Aareal Bank AG)

– Aareal Bau-, Verwaltungs- und Controlling GmbH	Chairman of the Advisory Board
– Aareal Immobilien Management AG	Chairman of the Supervisory Board
– Aareon AG	Member of the Supervisory Board
– Aareal First Financial Solutions AG	Chairman of the Supervisory Board
– Aareal Property Services B.V.	Chairman of the Supervisory Board
– Aareal Financial Services USA Inc.	Member of the Board of Directors
– AVECO Holding AG	Member of the Supervisory Board
– Deutsche Bau- und Grundstücks AG	Chairman of the Supervisory Board
– Deutsche Operating Leasing AG	Chairman of the Supervisory Board
– Deutsche Structured Finance GmbH	Chairman of the Advisory Board
– Eurofactor AG	Member of the Supervisory Board
– Terrain-Aktiengesellschaft Herzogpark	Member of the Supervisory Board

Supervisory Board

Thomas M. Kolbeck (from 19.06.2002)

Chairman
Vice Chairman and Deputy CEO of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors
– DEPFA Capital Japan K. K.	Chairman of the Board of Directors
– DEPFA Investment Bank Ltd.	CEO and Chairman of the Board of Directors
– DEPFA USA Inc.	Member of the Board of Directors
– Imperial Grundstücks AG i. Gr.	Member of the Supervisory Board

Dr. Jürgen Westphal (until 19.06.2002)

Chairman
Government minister (ret'd.), barrister and solicitor, Judge at the Hamburg Constitutional Court

– Aareal Bank AG	Chairman of the Supervisory Board
– Treugarant AG, Wirtschaftsprüfungsgesellschaft	Chairman of the Supervisory Board

Jürgen Karcher (from 19.06.2002)

Deputy Chairman
Member of the Board of Directors of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors
– Cytonet GmbH	Member of the Supervisory Board

Christian Graf von Bassewitz (until 19.06.2002)

Deputy Chairman
General Partner of Bankhaus Lampe KG and Spokesman of the Management Board

– Aareal Bank AG	Deputy Chairman of the Supervisory Board
– Condor/Optima-Versicherungen	Chairman of the Supervisory Boards
– DEPFA Holding Verwaltungsgesellschaft mbH	Deputy Chairman of the Supervisory Board
– Deutscher Ring Krankenversicherungsverein a. G.	Member of the Supervisory Board
– Lampebank International S.A.	Member of the Supervisory Board
– Universal-Investment-Gesellschaft mbH	Member of the Supervisory Board

York-Detlef Bülow (until 30.09.2002)

Deputy Chairman (until 19.06.2002)

– Aareal Bank AG	
– Aareal Bank AG	Deputy Chairman of the Supervisory Board

Dr. Matthias Achilles (from 19.06.2002)

DEPFA BANK plc

Dr. Richard Brantner (until 19.06.2002)

– Aareal Bank AG	Member of the Supervisory Board
– DePfa-Bank Europe plc	Vice Chairman of the Board of Directors
– DEPFA BANK plc	Member of the Board of Directors (non-executive)

Gerhard Bruckermann (from 19.06.2002)

Chairman and CEO of DEPFA BANK plc

– DePfa-Bank Europe plc	Chairman of the Board of Directors
– DEPFA Capital Japan K. K.	Chairman of the Board of Directors
– DEPFA Investment Bank Ltd.	Member of the Board of Directors
– DEPFA USA Inc.	Chairman of the Board of Directors
– DZ Bank AG	Member of the Advisory Board
– Karlsruher Rendite Beratungsgesellschaft	Member of the Advisory Board
– für Vermögensanlagen GmbH	

Dermot Cahillane (from 19.06.2002)

Member of the Board of Directors of DEPFA BANK plc

– DBE Property Holdings Ltd.	Member of the Board of Directors
– DEPFA Asset Management Ireland Ltd.	Member of the Board of Directors
– DEPFA ACS BANK	non-executive Chairman
– DePfa-Bank Europe plc	Member of the Board of Directors
– DEPFA Capital Japan K. K.	Member of the Board of Directors
– DEPFA Hold One Ltd.	Member of the Board of Directors
– DEPFA Hold Two Ltd.	Member of the Board of Directors
– DEPFA Hold Three Ltd.	Member of the Board of Directors
– DEPFA Hold Four Ltd.	Member of the Board of Directors
– DEPFA Investment Bank Ltd.	Member of the Board of Directors
– DEPFA Investment Fund plc	Member of the Board of Directors

Fulvio Dobrich (from 19.06.2002)

Member of the Board of Directors of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors
– DEPFA Funding Trust	Member of the Board of Directors
– DEPFA Funding LLC	Member of the Board of Directors
– DEPFA Investment Bank Ltd.	Member of the Board of Directors
– DEPFA UK Ltd.	Chairman of the Board of Directors
– DEPFA USA Inc.	President and CEO
– DLF Inc.	Member of the Board of Directors
– Galileo Fund Ltd.	Member of the Board of Directors
– Malibar Ltd.	Member of the Board of Directors
– Segundo Ltd.	Member of the Board of Directors

Wolfgang Fauter (until 19.06.2002)

Chairman of the Management Boards of Deutsche Ring Versicherungen

– Aareal Bank AG	Member of the Supervisory Board
– Atlantic Union Insurance S.A.	Deputy Chairman of the Administrative Board
– DEPFA Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Deutscher Ring Bausparkasse AG	Chairman of the Supervisory Board
– OVB Vermögensberatungs-AG Köln	Chairman of the Supervisory Board
– Roland Rechtsschutz-Versicherungs-AG	Member of the Supervisory Board
– ZEUS Service AG	Deputy Chairman of the Supervisory Board
– ZEUS Vermittlungsgesellschaft mbH	Deputy Chairman of the Supervisory Board

Erwin Flieger (until 19.06.2002)

Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G. and of BBV Holding AG

– Aareal Bank AG	Member of the Supervisory Board
– Bayerische Beamten Versicherung AG	Chairman of the Supervisory Board
– BBV Krankenversicherung AG	Chairman of the Supervisory Board
– DEPFA Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Neue Bayerische Beamten Lebensversicherung AG	Chairman of the Supervisory Board

Lutz Freitag (until 19.06.2002)

President of GdW Bundesverband deutscher Wohnungsunternehmen e.V.

– Aareal Bank AG	Member of the Supervisory Board

Dr. Reinhard Grzesik (from 19.06.2002)

Member of the Board of Directors of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors

Willie Holohan (from 19.06.2002)

– DEPFA BANK plc	
– DEPFA Finance N.V.	Managing Director

James Hyde (from 19.06. until 02.08.2002)

Dr. Friedrich Adolf Jahn (until 19.06.2002)

– Aareal Bank AG	Member of the Supervisory Board

Siegfried Just (until 30.06.2002)

– Aareal Bank AG

Noel Kavanagh (from 19.06.2002)

– DEPFA BANK plc

Dieter Kirsch (until 30.09.2002)

– Aareal Bank AG

Dr. Thilo Köpfler (until 19.06.2002)

– Aachener Siedlungs- und Wohnungsgesellschaft mbH	Chairman of the Supervisory Board
– TLG Treuhand Liegenschaftsgesellschaft mbH	Member of the Supervisory Board
– Immobilien Anlagen und Entwicklung AG	Chairman of the Supervisory Board

Dr. Peter Lammerskitten (until 19.06.2002)

– Aareal Bank AG	Member of the Supervisory Board
– burgbad AG	Chairman of the Supervisory Board
– Aareon AG	Deputy Chairman of the Supervisory Board
– GWE Gesellschaft für Wohnen im Eigentum AG	Member of the Supervisory Board

Paul Leatherdale (from 19.06.2002)

– DEPFA BANK plc

Jacques Lebhar (until 19.06.2002)

Président du Conseil d'Administration and Président-Directeur Général of Entenial

– Aareal Bank AG	Member of the Supervisory Board
– DEPFA Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– ESL & Network SA	Member of the Conseil de Surveillance
– ESL & Network (France) SAS	Membre du Conseil d'Administration
– La Mondiale Partenaire	Administrateur
– Vauban Mobilisations Garanties	Member of the Conseil de Surveillance

Nicholas Pheifer (from 19.06.2002)

– DEPFA BANK plc

Hans-Georg Poetzsch (until 30.09.2002)

– Aareal Bank AG	
– CP-Medienwerbung AG	Member of the Supervisory Board

Volker Rapp (from 19.06.2002)

– DEPFA BANK plc

Noel Reynolds (from 19.06.2002)

DEPFA BANK plc

Hans W. Reich (until 19.06.2002)

Spokesman of the Management Board of Kreditanstalt für Wiederaufbau

– Aareal Bank AG	Member of the Supervisory Board
– ALSTOM GmbH	Member of the Supervisory Board
– DEPFA BANK plc	Board of Directors (non-executive)
– Deutsche Energie-Agentur GmbH	Member of the Supervisory Board
– Deutsche Telekom AG	Member of the Supervisory Board
– Haftpflicht-Unterstützungs-Kasse kraftfahrender	
– Beamter Deutschlands a. G.	Member of the Supervisory Board
– Hermes Kreditversicherungs-AG	Advisory Board
– HUK-COBURG-Allgemeine-Versicherungs-AG	Advisory Board
– HUK-COBURG-Holding AG	Member of the Supervisory Board
– IKB Deutsche Industriebank AG	Member of the Supervisory Board
– Krankenversicherungs-AG der HUK-COBURG	Advisory Board
– Lebensversicherungs-AG der HUK-COBURG	Advisory Board
– RAG AG	Member of the Supervisory Board
– Thyssen Krupp Steel AG	Member of the Supervisory Board

Rudi Ditmar Runkel (until 30.09.2002)

– Aareal Bank AG

Dr. Rolf Schmid (until 19.06.2002)

Jürgen Strauß (until 19.06.2002)

Managing Director (Germany) of Schweizerische Lebensversicherungs- und Rentenanstalt (Swiss Life)

– Aareal Bank AG	Member of the Supervisory Board
– DEPFA Holding Verwaltungsgesellschaft mbH	Chairman of the Supervisory Board
– Swiss Life Asset Management Kapitalanlagegesellschaft	Member of the Supervisory Board
– mbH	
– Swiss Life Partner Aktiengesellschaft	
– Vermittlung von Versicherungen und	Chairman of the Supervisory Board
– Finanzdienstleistungen	

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer (until 19.06.2002)

– Aareal Bank AG	Member of the Supervisory Board
– Bank for International Settlements (BIS)	Member of the Board of Directors
– BDO Deutsche Warentreuhand AG	Member of the Supervisory Board
– DEPFA BANK plc	Member of the Board of Directors (non-executive)
– DWS Investment GmbH	Member of the Supervisory Board
– Hauck & Aufhäuser Privatbankiers KGaA	Member of the Supervisory Board
– ING Groep N.V.	Member of the Supervisory Board

Rainer Ulm

– DEPFA Deutsche Pfandbriefbank AG

Reiner Wahl (until 30.09.2002)

– Aareal Bank AG	
– Aareal Bank AG	Member of the Supervisory Board

Total remuneration of officers of DEPFA Deutsche Pfandbriefbank AG

Total remuneration of the Management Board of DEPFA Deutsche Pfandbriefbank AG amounted to € 23,200,111.61 in the financial year 2002. € 19,828,631.68 of this amount is attributable to long/short term incentive plans. The remuneration of the Supervisory Board amounted to € 534,117.21.

Pension payments of € 822,151.79 were made to former members of the Management Board or their surviving dependants. The pension provisions for this group of persons amounted to € 10,787,141.00 at 31 December 2002.

Loans to officers of DEPFA Deutsche Pfandbriefbank AG

At the end of 2002, there were no loans outstanding to members of the Management Board; loans to the members of the Supervisory Board amounted to € 43,210.99.

Declaration of Compliance pursuant to section 161 of the German Stock Corporation Act (AktG)

The Management Board and the Supervisory Board have given and provided the shareholders with a Declaration of Compliance as stipulated in section 161 of the German Stock Corporation Act *(Aktiengesetz – AktG)*.

Average number of employees

	Female	Male	Total
Full-time employees	52	69	121
Part-time employees	8	1	9
Permanent staff	60	70	130
Temporary staff	2	2	4
Vocational trainees	—	—	—

Appropriation of profits

The following appropriation of net profit of € 318 million will be proposed to the Annual General Meeting:

	€ million
Transfer to other retained earnings	309.000
Payments of a dividend of € 0.25 per share on the issued share capital of 36,000,000 shares	9.000
Total	318.000

Frankfurt, 27 March 2003

The Management Board

[Signature]

DR. MARCEL MORSCHBACH

[Signature]

CARSTEN SAMUSCH

Report of the Auditors of DEPFA Deutsche Pfandbriefbank AG

The following auditor's report is extracted from the audited unconsolidated financial statements of DEPFA Deutsche Pfandbriefbank AG for the year ended 31 December 2002.

"Pursuant to the final results of our audit, we have granted the following unqualified auditor's certificate on 4 April 2003:

"Unqualified Auditor's Certificate

We have audited the annual financial statements, together with the bookkeeping system, and the management report of DEPFA Deutsche Pfandbriefbank AG, Frankfurt am Main, for the fiscal year from 1 January through 31 December 2002. The maintenance of the books and records and the preparation of the annual financial statements and the management report in accordance with German commercial law are the responsibility of the Bank's Management Board. Our responsibility is to express an opinion on the annual financial statements, including the bookkeeping system, and the management report based on our audit.

We have conducted our audit of the annual financial statements in accordance with section 317 HGB and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that any misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with the principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the Bank's business activities and its economic and legal environment and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system with regard to accounting and the evidence supporting disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the scope of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the annual financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Bank in accordance with the principles of proper accounting. On the whole, the management report provides a suitable understanding of the Bank's position and suitably presents the risks of future development."

Frankfurt am Main on 4 April 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

[signature]	[signature]
(Rausch)	(ppa. Mauß)
Wirtschaftsprüfer (German Chartered Account)	Wirtschaftsprüfer (German Chartered Account)"

AUDITED UNCONSOLIDATED FINANCIAL STATEMENTS OF DEPFA ACS BANK AS AT AND FOR THE PERIOD ENDED 31 DECEMBER 2002

Unconsolidated Balance Sheet of DEPFA ACS Bank

The following table is extracted from the Directors' Report and Financial Statements of DEPFA ACS Bank for the period from incorporation on 13 March 2002 to 31 December 2002 and shows the audited unconsolidated Balance Sheet, prepared in accordance with Irish GAAP, of DEPFA ACS Bank as at 31 December 2002.

	Notes	2002
		€'000
Assets		
Cash and balances at the Central Bank of Ireland		25
Loans and advances to banks	7	1,215,391
Loans and advances to customers	8	3,318,470
Other assets	9	181,161
Prepayments and accrued income		52,346
Total assets		4,767,393
Liabilities		
Deposits by banks	10	4,603,352
Other liabilities	11	24,114
Accruals and deferred income	12	38,647
		4,666,113
Called-up share capital	13	100,000
Profit and loss account		1,280
Equity shareholders' funds	14	101,280
Total liabilities		4,767,393
Memorandum items		
Contingent liabilities		—
Commitments		—

Unconsolidated Profit and Loss Account of DEPFA ACS Bank

The following table is extracted from the Directors' Report and Financial Statements of DEPFA ACS Bank for the period from incorporation on 13 March 2002 to 31 December 2002 and shows the audited unconsolidated Profit and Loss Account, prepared in accordance with Irish GAAP, of DEPFA ACS Bank as at and for the period from incorporation on 13 March 2002 to 31 December 2002.

	Notes	2002
		€'000
Interest receivable and similar income	1	27,994
Interest payable and similar charges	2	(25,955)
Net interest income		2,039
Other operating income/(expenses)	3	(25)
Operating Income		2,014
Administrative expenses	5	(592)
Provision for bad and doubtful debts		—
Profit on ordinary activities before taxation	4	1,422
Taxation on profit on ordinary activities	6	(142)
Profit on ordinary activities after taxation		1,280
Dividends proposed		—
Profit retained for the period		1,280

Statement of Movement in Retained Profits

	2002
	€'000
Opening balance	—
Profit retained for the period	1,280
At 31 December 2002	1,280

The Bank has no recognised gains and losses other than those included in the profit and loss account above and, therefore, no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before taxation (all of which relates to continuing activities) or the retained profit for the period stated above, and their historical cost equivalents.

Accounting Policies of DEPFA ACS Bank

The following accounting policies are extracted from the Directors' Report and Financial Statements of DEPFA ACS Bank for the period from incorporation on 13 March 2002 to 31 December 2002.

"ACCOUNTING POLICIES

Accounting convention

The financial statements have been prepared under the historical cost convention and in accordance with the provisions of the Companies Acts, 1963 to 2001; the European Communities (Credit Institutions: Accounts) Regulations, 1992; accounting standards generally accepted in Ireland and BBA Statements of Recommended Accounting Practice.

Provisions for Bad and Doubtful Debts

Provisions for bad and doubtful debts are based on the year-end appraisal of loans and advances. Specific provisions are made in respect of any identified impaired advances. In addition general provisions are made to cover losses, if any, which, although not specifically identified, are present in the portfolio of loans at the year end.

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Euro at the exchange rate ruling at the balance sheet date or forward rates. Differences arising on translation are recognised in the profit and loss account.

Pension benefits

The Bank provides a non-contributory defined contribution scheme. Payments to the scheme are charged to the profit and loss account in the period to which they relate.

Income and expense recognition

Interest income and expense are recognised in the profit and loss account on an accruals basis. Fees which, in effect, increase the yield on transactions are spread over the lives of the underlying transactions.

Derivatives

Transactions are undertaken in derivative financial instruments, which includes interest rate swaps, cross currency swaps, futures, options and similar instruments, for non-trading purposes.

Derivatives classified as non-trading are those entered into for the purpose of matching or eliminating (i.e. hedging) risk from potential movements in foreign exchange rates or interest rates inherent in the Bank's non-trading assets. Non-trading assets, liabilities and positions are those intended for use on a continuing basis in the activities of the Bank. Income and expense on non-trading derivatives are recognised as they accrue over the life of the instruments as an adjustment to interest receivable and/or interest payable. Non-trading derivatives are reviewed regularly for their effectiveness as hedges. Where an underlying asset, liability or position is unwound it is policy to simultaneously unwind the corresponding derivative position.

Deferred taxation

Deferred taxation is provided on all timing differences between the profit as stated in the financial statements and the profit as calculated for tax purposes."

Notes to the Audited Unconsolidated Financial Statements of DEPFA ACS Bank

The following notes to the audited unconsolidated financial information of DEPFA ACS Bank are extracted from the Directors' Report and Financial Statements for the period from incorporation on 13 March 2002 to 31 December 2002.

1 Interest receivable and similar income

	2002
	€'000
Income from bank deposits and loans to banks	8,181
Income from loans to customers	19,813
	27,994
Amounts include:	
Receivable from group undertakings	8,181

2 Interest payable and similar charges

	2002
	€'000
Interest payable on bank borrowings	25,955
	25,955
Amounts include:	
Payable to group undertakings	25,948

3 Other operating income/(expenses)

	2002
	€'000
Foreign currency gains/(losses)	(25)
	(25)

4 Profit on ordinary activities before taxation

	2002
	€'000
The profit on ordinary activities before taxation is arrived at after charging:	
Auditors' remuneration (including VAT)	62

5 Administrative expenses

	2002
	€'000
Staff costs	
– wages and salaries	22
– social security costs	2
– pension costs	3
	27
Other administrative expenses	565
	592

6 Tax on profit on ordinary activities

	2002
	€'000
Irish corporation tax at 10%	142

The Bank has received a certificate from the Minister for Finance in Ireland that confirms that all qualifying income on financial services activities is taxed at 10% until 2005.

7 Loans and advances to banks

	2002
	€'000
Repayable on demand	—
Other loans and advances to banks	
Remaining maturity:	
– 3 months or less	1,208,975
– 1 year or less but over 3 months	6,416
	1,215,391

The maturity analysis above relates to capital repayments and not to interest rate re-set dates.

Amounts include:	
Due from group undertakings	1,215,391

8 Loans and advances to customers

	2002
	€'000
Remaining maturity:	
– 3 months or less	—
– 1 year or less but over 3 months	16,225
– 5 years or less but over 1 year	1,055,411
– over 5 years	2,246,834
	3,318,470
Provisions for bad and doubtful debts	—
	3,318,470

The maturity analysis above relates to capital repayments and not to interest rate re-set dates.

9 Other assets

	2002
	€'000
Intergroup Receivables	181,161

10 Deposits by banks

	2002
	€'000
Repayable on demand	4,898
Other deposits by banks by remaining maturity:	
– 3 months or less	3,930,918
– 1 year or less but over 3 months	667,536
	4,603,352
Amounts include:	
Due to group undertakings	4,548,453

The maturity analysis above relates to capital repayments and not to interest rate re-set dates.

11 Other liabilities

	2002
	€'000
Other Liabilities	23,902
Corporation tax	142
Intergroup liabilities	70
	24,114

12 Accruals and deferred income

	2002
	€'000
Interest payable	38,062
Accrued expenses	571
Deferred income	14
	38,647

13 Share capital

	2002 Number of shares
	€'000
Authorised:	
1,000,000,000 Ordinary shares of €1 each	1,000,000

	2002
	€'000
Allotted and fully paid:	
100,000,000 Ordinary shares of €1 each	100,000

The above shares were allotted and fully paid during the period.

14 Reconciliation of movements in equity shareholders' funds

	2002
	€'000
Profit for the financial year	1,280
Share capital issued	100,000
	101,280
Opening shareholders' funds	—
Closing shareholders' funds	101,280

15 Retirement benefits

Employees of DEPFA ACS BANK are members of the DEPFA Bank Europe plc pension scheme, which is a defined contribution scheme. The cost for the period was €2,906.The accrual at the end of the period was nil.

16 Employees

	2002
The average number of employees during the period was:	
Senior management	1
Management	2
Other staff	1
	4
The actual number of employees at 31 December 2002 was:	
Senior management	1
Management	2
Other staff	1
	4

17 Directors' Information

	2002
	(€ million)
Emoluments	
For services as a director, including fees of €2,667	2,667
Salaries and other emoluments	27,119
Pensions to former directors	—
	29,786

Directors' emoluments shown comprise all fees, salaries, pension contributions and other benefits and emoluments paid to directors.

18 Derivatives and other financial instruments

The Bank's objectives and policies in managing the risks that arise in connection with the use of financial instruments are set out in the directors' report on pages 4 to 6.

Interest rate sensitivity gap analysis as at 31 December 2002

The table below summarises the repricing mismatches on the DEPFA ACS BANK book as at 31 December 2002.

Items have been allocated to bands by reference to the earlier of the next contractual interest rate repricing date or the maturity date.

Interest rate re-pricing	Up to 3 months	3 months to 6 months	6 months to 1 year	1 year to 5 years	More than 5 years	Non interest bearing	Total
				€'000			
Assets							
Balances at Central Bank	25	—	—	—	—	—	25
Loans and advances to banks	1,208,974	6,135	282	—	—	—	1,215,391
Loans and advances to customers	1,327,673	293,448	31,013	784,332	882,004	—	3,318,470
Other assets	—	—	—	—	—	181,161	52,346
Prepayments and accrued income	—	—	—	—	—	52,346	181,161
Total assets	2,536,672	299,583	31,295	784,332	882,004	233,507	4,767,393
Liabilities							
Deposits by banks	3,934,959	410,098	77,134	—	—	181,161	4,603,352
Other liabilities	—	—	—	—	—	24,114	24,114
Accruals and deferred income	—	—	—	—	—	38,647	38,647
Called up share capital	—	—	—	—	—	100,000	100,000
Profit and loss account	—	—	—	—	—	1,280	1,280
Total liabilities	3,934,959	410,098	77,134	—	—	345,202	4,767,393
Gap before Derivatives	(1,398,287)	(110,515)	(45,839)	784,332	882,004	(111,695)	—
Off balance sheet items	1,434,168	120,076	(5,299)	(715,305)	(856,439)	22,799	—
Gap after derivatives	35,881	9,561	(51,138)	69,027	25,565	(88,896)	—
Cumulative gap	35,881	45,442	(5,696)	63,331	88,896	—	—

Fair value

The table below compares the book and fair values of some of the Bank's financial instruments by category as at 31 December 2002. Where available, market values have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates.

Non trading financial instruments

	Carry amount 2002	Fair value 2002
	€'000	
Assets		
Cash and balances at the CBI	25	25
Loans and advances to banks	1,215,391	1,215,391
Loans and advances to customers	3,318,470	3,549,848
Liabilities		
Deposits by banks	4,603,352	4,603,352
Off-balance sheet		
Interest rate swaps	—	(215,856)
Currency swaps	(23,902)	(25,363)

Net unrecognised and deferred gains/(losses) on hedging instruments
Unrecognised gains and losses on derivative hedges

Gains and losses on derivatives used for hedging are recognised in line with the underlying items, which are being hedged. The table below summarises the unrecognized gains and losses on hedges at 31 December 2002 and movements therein during the year.

	Gains	(Losses)	Total net gain/(losses)
		€'000	
Gains & losses arising in the period to 31 December 2002 that were not recognised in that period	584	(217,901)	(217,317)
Unrecognised gains & losses on hedges at 31 December 2002	584	(217,901)	(217,317)
Of which expected to be recognised in the year to 31 December 2003	35	(15)	20

Currency Risk Disclosures

The Bank hedges its currency positions using currency swaps. When these swaps are taken into account, the Bank does not have any material unmatched currency positions.

The following table summarises the notional principal amounts, fair values and book values of derivative instruments.

	Nominal Principal amount	Period end Positive Fair value amount	Period end Positive Book value amount	Period end Negative Fair value amount	Period end Negative Book value amount
			€'000		
Interest rate Derivatives					
Interest rate swaps	1,876,376	584	—	216,440	—
Foreign exchange derivatives					
Cross currency swaps	146,748	913	966	26,276	24,868
Total	2,023,124	1,497	966	242,716	24,868

The following table analyses the notional principal amounts and the gross replacement cost of derivative instruments by residual maturity.

	Total	> Year	1-5 Years	> 5 Years
		€'000		
Interest rate derivatives				
Notional principal amount	1,876,376	10,926	811,338	1,054,112
Gross replacement cost	584	35	168	381
Foreign exchange derivatives				
Notional principal amount	146,748	5,445	42,314	98,989
Gross replacement cost	913	277	636	—

The following table gives the contract amounts and risk-weighted amounts of off-balance sheet transactions. The contract amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The risk weighted amounts have been calculated in accordance with the Central Bank of Ireland's guidelines implementing the Basle agreement on capital adequacy.

	2002 Contract amount	2002 Risk weighted amount
	€'000	
Undrawn formal standby facilities, credit lines and other commitments to lend		
1 year and over	—	—
Less than 1 year	—	—
Foreign exchange derivatives		
Hedging	146,748	905
Interest rate derivatives		
Hedging	1,876,376	1,293

19 Cash flow statement

A cash flow statement has not been prepared as the Bank, being a qualifying subsidiary of DEPFA BANK plc, which prepares consolidated financial statements including the Bank, is exempted from so doing by Financial Reporting Standard No. 1.

20 Reporting currency

The reporting currency used in these financial statements is the Euro, which is denoted by the symbol "€".

21 Related party transactions

The Bank has availed of the exemption contained in Financial Reporting Standard No. 8 in respect of subsidiary undertakings, 90 per cent or more of whose voting rights, are contained within a group. Consequently, the financial statements do not contain disclosure of transactions with entities in the DEPFA BANK plc Group.

22 Ultimate parent company

The directors regard DEPFA BANK plc, a company registered in the Republic of Ireland, as the ultimate parent company. The largest and smallest group into which the results of the Bank are consolidated is that headed by DEPFA BANK plc.

23 Segmental reporting

The Bank's income and assets are entirely attributable to banking activities in the Republic of Ireland.

24 Approval of financial statements

The directors approved the financial statements on 24 February 2003.

Report of the Auditors of DEPFA ACS Bank

The following auditors' report is extracted from the Directors' Report and Financial Statements of DEPFA ACS Bank for the period from incorporation on 13 March 2002 to 31 December 2002. References to page numbers therein are to page numbers of such Report and Financial Statements.

"We have audited the financial statements on pages 10 to 21.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable Irish law and Accounting Standards generally accepted in Ireland are set out on page 3 in the statements of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and auditing standards issued by the Auditing Practices Board applicable in Ireland. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 193 of the Companies Act 1990 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with Irish statute comprising the Companies Acts, 1963 to 2001 and the European Communities (Credit Institutions: Accounts) Regulations, 1992. We state whether we have obtained all the information and explanations we consider necessary for the purposes of our audit and whether the financial statements are in agreement with the books of account. We also report to you our opinion as to:

- whether the company has kept proper books of account;
- whether the directors' report is consistent with the financial statements; and
- whether at the balance sheet date there existed a financial situation which may require the company to hold an extraordinary general meeting; such a financial situation may exist if the net assets of the company, as stated in the balance sheet, are not more than half of its called-up share capital.

We also report to you if, in our opinion, information specified by law regarding directors' remuneration and transactions is not disclosed.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the period then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2001, and the European Communities (Credit Institutions: Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The financial statements are in agreement with the books of account.

In our opinion, the information given in the directors' report on pages 3 to 7 is consistent with the financial statements.

The net assets of the company, as stated in the balance sheet on page 11, are more than half the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2002 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

Date: 24 February 2003"

REGISTERED/HEAD OFFICES OF THE ISSUERS

DEPFA BANK plc
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt am Main
Germany

DEPFA ACS BANK
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

ARRANGER

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

DEALERS

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

BNP Paribas
10 Harewood Avenue
London NW1 6AA
United Kingdom

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

Commerzbank Aktiengesellschaft
60 Gracechurch Street
London EC3V 0HR
United Kingdom

Credit Suisse First Boston (Europe) Limited
One Cabot Square
Canary Wharf
London E14 4QJ
United Kingdom

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Dresdner Bank Aktiengesellschaft
Jürgen-Ponto-Platz 1
60301 Frankfurt am Main
Germany

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom

HSBC Bank plc
Level 4
8 Canada Square
London E14 5HQ
United Kingdom

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

Lehman Brothers International (Europe)
One Broadgate
London EC2M 7HA
United Kingdom

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ
United Kingdom

Mizuho International plc
Bracken House
One Friday Street
London EC4M 9JA
United Kingdom

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Nomura International plc
Nomura House
1 St. Martin's-le-Grand
London EC1A 4NP
United Kingdom

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

The Toronto-Dominion Bank
Triton Court
14/18 Finsbury Square
London EC2A 1DB
United Kingdom

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

AUDITORS OF THE ISSUERS

to DEPFA plc as Issuer
PricewaterhouseCoopers
George's Quay
Dublin 2
Ireland

to the Pfandbriefbank as Issuer
PwC Deutsche Revision Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft
Olof-Palme-Strasse 35
D-60439 Frankfurt am Main
Germany

to DEPFA ACS as Issuer
PricewaterhouseCoopers
George's Quay
Dublin 2
Ireland

FISCAL AGENT

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

GERMAN FISCAL AGENT

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt am Main
Germany

PAYING AGENTS

Credit Suisse First Boston
P.O. 900
Uetlibergstrasse 231
CH-8070 Zurich
Switzerland

DEPFA BANK plc
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

Deutsche Bank Luxembourg S.A.
2 Boulevard Konrad Adenauer
L-1115 Luxembourg

COVER ASSETS MONITOR

AIB International Financial Services Limited
AIB International Centre
International Financial Services Centre
Dublin 1
Ireland

LEGAL ADVISERS

To the Pfandbriefbank
as to German Law
Legal Department
DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt am Main
Germany

To DEPFA plc and DEPFA ACS
as to Irish law
McCann FitzGerald
2 Habourmaster Place
International Financial Services Centre
Dublin 1
Ireland

To the Dealers
as to English law
Clifford Chance Limited Liability Partnership
200 Aldersgate Street
London EC1A 4JJ
United Kingdom

To the Dealers
as to German law
Clifford Chance Pünder
Partnerschaftsgesellschaft von
Rechtsanwälten, Steuerberatern,
Wirtschaftsprüfern und Solicitors
Mainzer Landstrasse 46
D-60325 Frankfurt am Main
Germany

AUTHORISED ADVISER AND LISTING AGENTS

Authorised Adviser in London and Dublin Listing Agent
Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA
United Kingdom

Frankfurt Listing Agent
DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt am Main
Germany

Printed by **St Ives Burrups** B71356x/10302
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

DEPFA BANK plc

Item No.	*Date*	*Document*
B.1	1 April 2003	Pricing Supplement for the series 187 issue of USD 12,740,000 Floating Rate Notes due 2007 under the €25,000,000,000 Programme for the Issuance of Debt Instruments (ISIN XS0166092006)

MTN 326

RECEIVED
2004 APR 30 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pricing Supplement dated 1 April 2003 **Series Number: 187**

DEPFA Deutsche Pfandbriefbank AG
DEPFA BANK plc
Issue of USD 12,740,000 Floating Rate Notes due 2007
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 26 November 2002. This Pricing Supplement must be read in conjunction with such Information Memorandum.

(i)	Issuer:	DEPFA BANK plc
(ii)	(i) Series Number:	187
	(ii) Tranche Number:	1
(iii)	Specified Currency or Currencies:	United States Dollars ("USD")
(iv)	Aggregate Nominal Amount:	
	(i) Series:	USD 12,740,000
	(ii) Tranche:	USD 12,740,000
(v)	(i) Issue Price:	99.778 per cent. of the Aggregate Nominal Amount.
	(ii) Net proceeds:	USD 12, 711,717.20
(vi)	Specified Denominations:	USD 1,000
(vii)	(i) Issue Date:	1 April 2003
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
(viii)	Maturity Date:	3 October 2007
(ix)	Interest Basis:	Floating Rate (further particulars specified below)
(x)	Redemption/Payment Basis:	Redemption at par
(xi)	Change of Interest or Redemption/Payment Basis:	Not Applicable
(xii)	Put/Call Options:	Not Applicable
(xiii)	Status of the Instruments:	Senior
(xiv)	Listing:	The Official List of the United Kingdom Listing Authority

(xv)	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

(xvi)	**Fixed Rate Instrument Provisions**		Not Applicable
(xvii)	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	3 months. 3 January, 3 April, 3 July and 3 October in each year commencing on 3 July 2003. The first interest period will be from and including the Issue Date, to but excluding 3 July 2003.
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London, New York, TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Deutsche Bank AG London
	(vi)	Screen Rate Determination:	
		- Reference Rate:	3 month USD LIBOR
		- Interest Determination Date(s):	The second London business day prior to the commencement of each interest period.
		- Relevant Screen Page:	Moneyline Telerate 3750
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	Minus 0.05 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable
	(xi)	Day Count Fraction:	Actual/360
	(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable
(xviii)	**Zero Coupon Instrument Provisions**		Not Applicable
(xix)	**Index-Linked Interest Instrument Provisions**		Not Applicable
(xx)	**Dual Currency Instrument Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

(xxi)	**Call Option**	Not Applicable
(xxii)	**Put Option**	Not Applicable
(xxiii)	**Final Redemption Amount**	Par

(xxiv)	**Early Redemption Amount** Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

(xxv)	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
(xxvi)	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York, TARGET
(xxvii)	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
(xxviii)	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
(xxix)	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
(xxx)	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
(xxxi)	Consolidation provisions:	Not Applicable
(xxxii)	Other terms or special conditions:	Not Applicable

DISTRIBUTION

(xxxiii)	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
(xxxiv)	If non-syndicated, name of Dealer:	HSBC Bank plc
(xxxv)	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

(xxxvi)	ISIN Code:	XS0166092006
(xxxvii)	Common Code:	016609200
(xxxviii)	German Securities Code (*WKN*):	Not Applicable

(xxxix)	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
(xl)	Delivery:	Delivery against payment
(xli)	Fiscal Agent:	Deutsche Bank AG London
(xlii)	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Instruments described herein pursuant to the listing of the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA Deutsche Pfandbriefbank AG and DEPFA BANK plc as from 1 April 2003.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc

By: ....
Duly authorised

DEPFA BANK plc

Item No.	*Date*	*Document*
B.2	28 May 2003	Pricing Supplement for the series 254 issue of HUF 7,000,000,000 5.75% Instruments due 2005 under the €25,000,000,000 Programme for the Issuance of Debt Instruments (ISIN XS0169004784)

EXECUTION COPY

Pricing Supplement dated 28 May 2003 **Series Number: 254**

DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
Issue of HUF 7,000,000,000 5.75 per cent. Instruments due 2005
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 26 November 2002. This Pricing Supplement must be read in conjunction with such Information Memorandum.

1.	Issuer:	DEPFA BANK plc
2.	(i) Series Number:	254
	(ii) Tranche Number: (If fungible with an existing Series, details of that Series, including the date on which the Instruments become fungible).	1
3.	Specified Currency or Currencies:	Hungarian Forints ("**HUF**")
4.	Aggregate Nominal Amount:	
	(i) Series:	HUF 7,000,000,000
	(ii) Tranche:	HUF 7,000,000,000
5.	(i) Issue Price:	101.205 per cent. of the Aggregate Nominal Amount
	(ii) Net proceeds:	HUF 7,005,600,000 (less agreed expenses)
6.	Specified Denominations:	HUF 25,000
7.	Issue Date:	2 June 2003
8.	Maturity Date:	2 June 2005
9.	Interest Basis:	5.75 per cent. Fixed Rate
10.	Redemption/Payment Basis:	Redemption at par

11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior, direct, unconditional, unsubordinated and unsecured
14.	Listing:	Application will be made to admit the Instruments to listing on the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc
15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Applicable
	(i) Rate of Interest:	5.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	2 June in each year commencing on 2 June 2004
	(iii) Fixed Coupon Amount:	HUF 1,437.5 per HUF 25,000 in Nominal Amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Other terms relating to the method of calculating interest for Fixed Rate Instruments:	Actual/Actual Condition 6 applies
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Not Applicable
20.	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable

23.	**Final Redemption Amount**	Par
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Par. The Issuer may redeem the Instruments prior to the Maturity Date in the event of the imposition of withholding taxes in the Republic of Ireland affecting the Instruments. Condition 10 (b) applies.

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for interests in a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	Budapest
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Applicable TEFRA rule - TEFRA D

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Deutsche Bank AG London; Commerzbank Capital Markets (Eastern Europe) a.s.; Dresdner Bank AG London Branch; DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt Am Main; KBC Bank NV; The Toronto-Dominion Bank
	(ii) Stabilising Manager (if any):	Deutsche Bank AG London
34.	If non-syndicated, name of Dealer:	Not Applicable
35.	Additional selling restrictions:	For the purposes of the issue of the Instruments, the provisions of Schedule 1 (*Selling Restrictions*) of the Dealership Agreement shall be amended by the insertion of the following: **"Hungary** No permit has been obtained from the Hungarian Financial Supervisory Authority with respect to the issue of the Instruments in the Republic of Hungary. The Instruments will not be offered in the Republic of Hungary is a public or private offer as defined in the Act CXX of 2001 on Capital Markets. Each Dealer confirms that it is aware that no permit has been obtained and represents that is has not offered, sold or delivered and warrants that it will not offer, sell or delver any Instruments in the Republic of Hungary in a public or a private offer as part of its initial distribution or otherwise to residents of the Republic of Hungary."

OPERATIONAL INFORMATION

36.	ISIN Code:	XS0169004784
37.	Common Code:	016900478
38.	German Securities Code (*WKN*):	539471
39.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
40.	Delivery:	Delivery against payment
41.	Fiscal Agent	Deutsche Bank AG London
42.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Instruments described herein pursuant to the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG (as from 2 June 2003)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....
Duly authorised Duly authorised

DEPFA BANK plc

Item No.	*Date*	*Document*
B.4	18 August 2003	Pricing Supplement for the series 346 issue of PLN 100,000,000 CMS Linked Instruments due August 2008 under the €25,000,000,000 Programme for the Issuance of Debt Instruments (ISIN XS0174238518)

MTN 364

Pricing Supplement dated 18 August 2003 **Series Number: 346**

DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
Issue of PLN 100,000,000 CMS Linked Instruments due August 2008
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 1 August 2003. This Pricing Supplement must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK Plc
2.	Series Number:		346
3.	Specified Currency or Currencies:		Polish Zloty ("PLN")
4.	Aggregate Nominal Amount:		
		Series:	PLN 100,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net Proceeds:	PLN 100,000,000
6.	Specified Denominations:		PLN 500,000
7.	(i)	Issue Date:	20 August 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		20 August 2008, subject to adjustment in accordance with the Modified Following Business Day Convention
9.	Interest Basis:		Index Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable

	Redemption/Payment Basis:	
12.	Put/Call Options:	Not Applicable
13.	Status of the Instruments:	Senior
14.	Listing:	The Official List of the United Kingdom Listing Authority
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Applicable
	(i) Index/Formula:	The amount of interest payable per Specified Denomination on each Specified Interest Payment Date will be calculated as follows: 4.10% + 2 x (PLN 10-year CMS – PLN 2-year CMS) "PLN 10-year CMS" shall mean the 10 year Polish Zloty interest swap rate determined on the basis of the mid-market annual swap rate quotations provided by the Reference Banks at approximately 10:30 a.m. Warsaw time, on the day that is two London Business Days prior to the start of each Index Linked Interest Period. For this purpose, the mid market annual swap rate means the arithmetic mean of the bid and offered rates for the annual fixed leg, calculated on an Actual/Actual day count basis for PLN 10-year. "PLN 2-year CMS" shall mean the 2 year Polish Zloty interest swap rate determined on the basis of the mid-market annual

swap rate quotations provided by the Reference Banks at approximately 10:30 a.m. Warsaw time, on the day that is two London Business Days prior to the start of each Index Linked Interest Period.

For this purpose, the mid market annual swap rate means the arithmetic mean of the bid and offered rates for the annual fixed leg, calculated on an Actual/Actual day count basis for PLN 2-year.

The Calculation Agent will request that principal quotations are provided and the rate for the period will be arithmetic mean of the quotations, eliminating the highest quotation (or in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).

"Reference Banks" shall mean the following banks: JP Morgan Chase Bank, Morgan Stanley Capital Services, Deutsche Bank AG London, Credit Suisse First Boston and UBS Warburg.

"Index Linked Interest Period" means the period commencing from and including a Specified Interest Payment Date (or the Issue Date) to but excluding the next (or first) Specified Interest Payment Date.

The Calculation Agent shall inform the Issuer and the Instrument holders of all determinations made hereunder, including the relevant amount of interest.

(ii) Calculation Agent responsible for calculating the interest due: Citibank, N.A.

Any determination made by the Calculation Agent will be consistent with the related swap determination for the swap entered into in relation to this issue.

(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	In the event that the rate or rates for the relevant Index Linked Interest Period is or are to be determined by the Calculation Agent by reference to the Reference Banks and less than three quotations are provided, the Calculation Agent shall determine the rate or rates for the relevant Index Linked Interest Period in good faith following prior consultation with and approval by the Issuer.
(iv)	Specified Period(s)/Specified Interest Payment Dates:	Specified Interest Payment Dates: 20 February, 20 May, 20 August and 20 November in each year from and including 20 November 2003 to and including the Maturity Date.
(v)	Business Day Convention:	Modified Following Business Day Convention
(vi)	Additional Business Centre(s):	London, TARGET and Warsaw
(vii)	Minimum Rate of Interest:	Zero per cent. per annum
(viii)	Maximum Rate of Interest:	Not Applicable
(ix)	Day Count Fraction:	Actual/365 (adjusted)

20. **Dual Currency Instrument Provisions** — Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**	Not Applicable
22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount**	Par
24.	**Early Redemption Amount**	
	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	For the avoidance of doubt, the Financial Centres are London, TARGET and Warsaw
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	Citigroup Global Markets Limited
35.	Additional selling restrictions:	Not Applicable

36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	XS0174238518
38.	Common Code:	017423851
39.	German Securities Code (*WKN*):	Not Applicable
40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
41.	Delivery:	Delivery against payment
42.	Fiscal Agent/German Fiscal Agent:	Deutsche Bank AG London
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Instruments described herein pursuant to the listing of the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK (as from 20 August 2003)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK Plc

By: .... By: ....
Duly authorised Duly authorised

DEPFA BANK plc

Item No.	*Date*	*Document*
E.2*	9 May 2003	Notices of AGM and Directors' letter to Shareholders relating to AGM on 11 June 2003 (German and English)

* Also, Item No. F-1.

DEPFA BANK

DEPFA BANK plc

MITTEILUNG AN DIE AKTIONÄRE

Wertpapier-Kenn-Nr. 765 818

Hiermit wird zur ordentlichen Hauptversammlung der Gesellschaft
am Mittwoch dem 11. Juni 2003, 11:00 Uhr Ortszeit,
im Jurys Ballsbridge Hotel, Ballsbridge, Dublin 4, Irland, eingeladen.

Die Tagesordnung ist wie folgt:

Fassung folgender ordentlicher Beschlüsse:

1. Empfang und Erörterung des Lageberichts und des Abschlusses für das Jahr mit Stichtag 31. Dezember 2002 (Beschlussfassung 1).

2. Beschlussfassung über die Abschlussdividende auf Stammaktien (Beschlussfassung 2).

3. Wahl der folgenden Mitglieder der Geschäftsleitung („Directors"), die nach der Satzung der Gesellschaft von ihrem Amt als Mitglied des Board of Directors zurücktreten:
   Prof. Dr. Alexander Hemmelrath (Beschlussfassung 3(a))
   Herr Maurice O'Connell (Beschlussfassung 3(b))

4. Wiederwahl der folgenden Mitglieder der Geschäftsleitung („Directors"), die nach der Satzung der Gesellschaft im turnusmäßigen Wechsel von ihrem Amt als Mitglied des Board of Directors zurücktreten:
   Dr. Richard Brantner (Beschlussfassung 4(a))
   Herr Gerhard Bruckermann (Beschlussfassung 4(b))
   Herr Dermot Cahillane (Beschlussfassung 4(c))
   Herr Fulvio Dobrich (Beschlussfassung 4 (d))

5. Ermächtigung der Mitglieder der Geschäftsleitung, die Vergütung der Abschlussprüfer festzusetzen (Beschlussfassung 5).

Fassung folgenden Sonderbeschlusses:
Erörterung und – soweit für angemessen erachtet – Verabschiedung des folgenden Sonderbeschlusses (Beschlussfassung 6):

6. Änderung der Gesellschaftssatzung durch Aufnahme des folgenden Paragrafen als § 95(A) als neue Satzungsbestimmung:

   „95(A) Nicht geschäftsführende Mitglieder der Geschäftsleitung (Non-Executive Directors)

   (a) Sofern die Hauptversammlung der Gesellschaft keinen anders lautenden Beschluss fasst, soll die Mehrheit der Mitglieder der Geschäftsleitung keine geschäftsführenden Aufgaben der Gesellschaft wahrnehmen (im Sinne dieses Paragrafen **„nicht geschäftsführende Mitglieder der Geschäftsleitung"**). In diesem Sinne zählt weder das Amt des Vorsitzenden oder stellvertretenden Vorsitzenden noch die Mitgliedschaft in einem der Ausschüsse als geschäftsführende Aufgabe.

(b) Fällt die Anzahl nicht geschäftsführender Mitglieder der Geschäftsleitung zu einem beliebigen Zeitpunkt unter die zu diesem Zeitpunkt für die Mehrheit im Board of Directors erforderliche Anzahl, bestellen das bzw. die verbleibenden Mitglied(er) der Geschäftsleitung zur Einhaltung der Anforderung des vorstehenden Absatzes (a) ein bzw. mehrere nicht geschäftsführende Mitglied(er) oder berufen zu diesem Zweck eine Hauptversammlung ein. Sofern kein Mitglied der Geschäftsleitung mehr im Amt ist oder kein Mitglied der Geschäftsleitung willens oder in der Lage ist, die entsprechenden Handlungen durchzuführen, können zwei Anteilseigner nach Maßgabe von § 73(b) eine Hauptversammlung zur Ernennung eines oder mehrerer Mitglied(er) der Geschäftsleitung einberufen; die so Ernannten ernennen dann die zusätzlich erforderlichen nicht geschäftsführenden Mitglieder. Gemäß gesetzlicher Vorschriften und dieser Satzung müssen in dieser Weise ernannte nicht geschäftsführende Mitglieder der Geschäftsleitung ihr Amt zur nächst folgenden Hauptversammlung der Gesellschaft niederlegen und stehen sodann zur Wiederernennung zur Verfügung; dabei zählen sie jedoch nicht zu den Mitgliedern der Geschäftsleitung, die ihr Amt zu dieser Hauptversammlung turnusmäßig niederlegen müssen.

(c) Ungeachtet einer eventuell bestehenden Minderzahl von nicht geschäftsführenden Mitgliedern der Geschäftsleitung (gemäß den Vorschriften des vorstehenden Absatzes (a)) sind sämtliche, durch eine Versammlung der Mitglieder der Geschäftsleitung, einen Unterausschuss der Geschäftsleitung, oder in der Funktion eines Mitglieds bzw. Ersatzmitglieds der Geschäftsleitung oder eines Mitglieds eines Ausschusses bzw. Unterausschusses der Geschäftsleitung vorgenommenen Handlungen rechtsgültig.

AUF ANORDNUNG DES BOARD OF DIRECTORS

Noel J. Kavanagh
Company Secretary

Sitz der Gesellschaft
3 Harbourmaster Place
Dublin 1, Irland

Datum: 9. Mai 2003

Hinweise für Aktionäre

1. Jeder Anteilseigner, der zur Teilnahme und Stimmabgabe bei der Hauptversammlung berechtigt ist, kann einen oder mehrere Stellvertreter benennen, der bzw. die den Anteilseigner im Hinblick auf Teilnahme, Rede- und Stimmrecht vertritt bzw. vertreten. Der Stellvertreter muss kein Anteilseigner der Gesellschaft sein. Ein Weisungs- und Vollmachtsformular („Form of Instruction and Proxy") ist beigefügt.

2. Zur gültigen Erteilung muss dieses Weisungs- und Vollmachtsformular – ggf. zusammen mit einer damit zusammen hängenden Vollmacht oder anderweitigen Berechtigung bzw. einer in einer vom Board of Directors genehmigten Weise authentifizierten Kopie – bis spätestens 48 Stunden vor dem Termin der Versammlung bei der Clearstream Banking AG, Neue Börsenstraße 1, 60487 Frankfurt am Main eingehen.

DEPFA BANK

DEPFA BANK plc

NOTICE TO SHAREHOLDERS

Securities ID No. (WKN) 765 818

Notice is hereby given that the Annual General Meeting of the Company will be held in Jurys Ballsbridge Hotel, Ballsbridge, Dublin 4, Ireland, on Wednesday 11th June 2003 at 11.00am (Irish Time)

for the following purposes:

As Ordinary Business:

1. To receive and consider the Directors' report and Financial Statements for the year ended 31st December 2002 (Resolution 1).

2. To declare a final dividend on the Ordinary Shares (Resolution 2)

3. To elect the following Directors, who retire from the board in accordance with the Articles of Association of the Company, as Directors of the Company :
   Prof. Dr. Alexander Hemmelrath (Resolution 3(a))
   Mr. Maurice O'Connell (Resolution 3(b))

4. To re-elect the following Directors, who retire from the board by rotation in accordance with the Articles of Association of the Company, as Directors of the Company:
   Dr. Richard Brantner (Resolution 4(a))
   Mr. Gerhard Bruckermann (Resolution 4(b))
   Mr. Dermot Cahillane (Resolution 4(c))
   Mr. Fulvio Dobrich (Resolution 4 (d))

5. To authorise the Directors to fix the remuneration of the auditors (Resolution 5).

As Special Business:

To consider, and if thought fit, pass the following Special Resolution (Resolution 6):

6. That the Articles of Association of the Company be and are hereby amended by the inclusion of the following Article as a new Article 95(A):

   "95(A) Non-Executive Directors

   (a) Unless otherwise determined by the Company in general meeting, a majority of the Directors shall be Directors holding no executive office under the Company (in this Article, **"non-executive Directors"**). The office of chairman or deputy chairman shall not be considered an executive office for this purpose, nor shall membership of any committee, of itself, be considered an executive office.

(b) If the number of non-executive Directors is at any time reduced below the number then representing the majority of the Directors for the time being of the Company, the remaining Director or Directors shall act to appoint, or to summon a general meeting for the purpose of appointing, one or more non-executive Directors in order to comply with the requirement set out in paragraph (a). If there is no Director or Director able or willing to act, then any two members may, in accordance with Article 73 (b), summon a general meeting for the purpose of appointing a Director or Directors who, if appointed, shall appoint such additional non-executive Directors. Subject to the provisions of the Acts and of these Articles, any non-executive Director so appointed shall retire at the annual general meeting of the Company next following such appointment and shall then be eligible for re-appointment but he shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

(c) All acts done by any meeting of the Directors or of a committee or sub-committee of Directors or by any person acting as a Director, alternate Director or member of a committee or sub-committee shall, notwithstanding that there may at that time be fewer non-executive Directors than required by paragraph (a), be as valid as if a majority of the Directors were at that time non-executive Directors."

BY ORDER OF THE BOARD

Noel J. Kavanagh
Company Secretary

Registered Address
3 Harbourmaster Place
Dublin 1, Ireland

Dated: 9 May 2003

Notes for Shareholders

1. Every member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend, speak and vote on his/her behalf. A proxy need not be a member of the Company. A Form of Instruction and Proxy is enclosed.

2. To be valid, the Form of Instruction and Proxy, together with the power of attorney or other authority, if any, under which it is executed, or a copy of such authority certified in a manner approved by the Directors must be deposited with Clearstream Banking AG at Neue Börsenstrasse 1, 60487, Frankfurt am Main, Germany not less than forty-eight hours before the time appointed for the holding of the meeting.

WICHTIGE TERMINSACHE – BITTE SOFORT BEARBEITEN!
Bei Fragen zur Vorgehensweise wenden Sie sich bitte umgehend an Ihre Depot führende Bank.

DEPFA BANK

DEPFA BANK plc

Hauptversammlung am 11. Juni 2003

Sehr geehrte Aktionärin,
sehr geehrter Aktionär,

die Hauptversammlung der Gesellschaft findet am Mittwoch, den 11. Juni 2003 ab 11:00 Uhr Ortszeit im Jurys Ballsbridge Hotel, Ballsbridge, Dublin 4, Irland statt.

Die Einberufung der Hauptversammlung, aus der die Tagesordnung der Versammlung hervorgeht, sowie ein Weisungs- und Vollmachtsformular liegen diesem Schreiben bei.

Neben den in der Einberufung genannten ordentlichen Beschlüssen schlagen die Mitglieder der Geschäftsleitung („Directors") im Rahmen einer außerordentlichen Beschlussfassung eine Satzungsänderung vor, nach der das Board of Directors der Gesellschaft mehrheitlich aus nicht geschäftsführenden Mitgliedern der Geschäftsleitung bestehen soll.

Nach irischem Recht sind der bei der Hauptversammlung vorzulegende und zu erörternde Geschäftsbericht und Jahresabschluss nach irischen Grundsätzen ordnungsgemäßer Bilanzierung („Irish-GAAP") aufzustellen. Sie können bei unserer Abteilung Corporate Communications in Frankfurt (Telefon +49 69 5006-2283) ein Exemplar anfordern; dort ist auch der Geschäftsbericht und Jahresabschluss nach US-GAAP erhältlich.

Wenn Sie an der Versammlung teilnehmen bzw. Ihr Stimmrecht über einen Bevollmächtigten ausüben möchten, beachten Sie bitte die nachstehenden Hinweise.

Persönliche Teilnahme an der Hauptversammlung

Bitte füllen Sie das beigefügte Weisungs- und Vollmachtsformular entsprechend den Hinweisen auf dem Formular aus und leiten Sie das unterschriebene Formular unverzüglich an Ihre Depot führende Bank weiter. Nach Prüfung Ihrer Identität und der in Ihrem Depot gehaltenen Aktien der DEPFA BANK plc wird Ihre Bank das Weisungs- und Vollmachtsformular an die Clearstream Banking AG weiter leiten, die Ihre Weisungen registriert und an die Gesellschaft entsprechend weiterleitet.

Sie erhalten dann eine Eintrittskarte für die Versammlung, die Sie bitte am Eingang des Versammlungsraums vorzeigen. Falls Sie bis 11:00 deutscher Zeit am Dienstag, den 10. Juni 2003 keine Eintrittskarte erhalten haben, wenden Sie sich bitte an unsere Abteilung Corporate Communications (Telefon +49 69 5006-2283).

Stimmabgabe durch einen Bevollmächtigten

Bitte füllen Sie das beigefügte Weisungs- und Vollmachtsformular entsprechend den Hinweisen auf dem Formular aus und leiten Sie das unterschriebene Formular unverzüglich an Ihre Depot führende Bank weiter. Nach Prüfung Ihrer Identität und der in Ihrem Depot gehaltenen Aktien der DEPFA BANK plc wird Ihre Bank das Weisungs- und Vollmachtsformular an die Clearstream Banking AG weiter leiten, die Ihre Weisungen registriert und an die Gesellschaft entsprechend weiterleitet.

Sie können auch eine Person Ihrer Wahl zur Teilnahme und Stimmabgabe bei der Hauptversammlung bevollmächtigen. Tragen Sie hierzu bitte die entsprechenden Einzelheiten im Weisungs- und Vollmachtsformular entsprechend den Hinweisen auf dem Formular ein.

Alle im Zusammenhang mit diesen Abläufen entstehenden Kosten der Depotbanken trägt die Gesellschaft.

Bitte beachten Sie, dass die DEPFA BANK plc Clearstream Banking AG mit dem Einzug der Weisungs- und Vollmachtsformulare zur Stimmabgabe bei der Hauptversammlung der DEPFA BANK plc am 11. Juni 2003 beauftragt und entsprechend bevollmächtigt hat.

Damit Ihre Depot führende Bank Ihr Weisungs- und Vollmachtsformular zeitgerecht bearbeiten und an Clearstream Banking AG weiter leiten kann,

MÜSSEN ALLE WEISUNGS- UND VOLLMACHTSFORMULARE SPÄTESTENS ZUM GESCHÄFTSSCHLUSS AM FREITAG, DEN 30. MAI 2003 BEI DER DEPOT FÜHRENDEN BANK EINGEHEN.

Beachten Sie bitte, dass die in englischer Sprache abgefassten Originaldokumente rechtlich bindend sind – die Übersetzung in die deutsche Sprache wird jeweils zum leichteren Verständnis beigefügt.

Empfehlung der Geschäftsleitung

Nach Ansicht der Mitglieder der Geschäftsleitung liegen die zur Beschlussfassung durch die Hauptversammlung vorgelegten Vorschläge im Interesse der Gesellschaft und ihrer Aktionäre. Dementsprechend empfehlen die Mitglieder der Geschäftsleitung einstimmig die Zustimmung zu allen Beschlussvorlagen und beabsichtigen, auch in Bezug auf ihre eigenen Anteile zuzustimmen.

Mit freundlichen Grüßen,

Gerhard Bruckermann

Gerhard Bruckermann
Chairman und CEO

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the course of action you should take, please consult your Depository Bank immediately.

DEPFA BANK

DEPFA BANK plc

Annual General Meeting 11th June 2003

Dear Shareholder

The Annual General Meeting of the Company will be held at Jurys Ballsbridge Hotel, Ballsbridge, Dublin 4, Ireland on Wednesday, 11th June 2003 at 11.00 a.m. (Irish Time)

The Notice of the Meeting is enclosed together with a Form of Instruction and Proxy. The Notice of the Meeting sets out the business to be transacted at the meeting.

In addition to the Ordinary Business on the Notice, the Directors propose that Special Business be transacted to amend the Articles of Association of the Company. The Resolution to amend the Articles of Association states that a majority of the Board shall comprise non-executive Directors.

In order to comply with Irish law, the Annual Report and Financial Statements to be received and considered at the Annual General Meeting will be compiled in accordance with Irish-GAAP and copies are available to you on request from Corporate Communications Department in Frankfurt (Telephone Number +49 69 5006-2283). In addition, copies of the US-GAAP Report and Financial Statements are also available on request by contacting the same telephone number.

Should you wish to attend the Meeting or have your vote cast by proxy at the meeting you should follow the procedures hereunder:

If you wish to attend the meeting

You should complete the enclosed Instruction and Proxy Form in accordance with the instructions on the form. The form should be forwarded without delay to your Depository Bank who will verify your name and the number of DEPFA BANK plc shares held in your account. Your Depository Bank will then forward your Form of Instruction and Proxy to Clearstream Banking AG who will register your instructions and forward them to the Company.

You will be issued with an admittance card to the meeting, and this card must be presented at the door of the meeting room. If you do not receive an admission card by 11.00 a.m. (German Time) on Tuesday 10th June 2003 you should contact the Corporate Communications Department at the following telephone number +49 69 5006-2283

If you do not attend the meeting but wish to cast your vote

Complete the Form of Instruction and Proxy in accordance with the instructions on the form and return it to your Depository Bank who will verify your name and the number of DEPFA BANK plc shares held in your account and will in turn forward the form to Clearstream Banking AG who will register your instructions and then forward them to the Company.

You may also nominate any other person of your choice to attend and vote at the Annual General Meeting on your behalf. To effect this appointment you should complete the Form of Instruction and Proxy in accordance with the notes on the form.

All costs relating to this process with regard to deopositary banks will be borne by the Company.

It should be noted that Clearstream Banking AG is the duly authorised agent of DEPFA BANK plc to collect the Form of Instruction and Proxy for casting of votes at the Annual General Meeting to be held on 11th June 2003.

To enable your Depository Bank to process promptly Forms of Instruction and Proxy and forward them to Clearstream Banking AG,

ALL FORMS OF INSTRUCTION AND PROXY MUST BE LODGED WITH YOUR DEPOSITORY BANK BY CLOSE OF BUSINESS ON FRIDAY 30TH MAY 2003.

It should be noted that the English documents are legally binding and the German translations are offered for your convenience and clarification.

Recommendation
The Directors consider the Resolutions to be proposed at the Annual General Meeting to be in the best interests of the Company and its shareholders and, accordingly, they unanimously recommend shareholders to vote in favour of each of the Resolutions as they intend to do in respect of their own beneficial holdings.

Yours faithfully,

Gerhard Bruckermann

Gerhard Bruckermann
Chairman and CEO

DEPFA BANK plc

Item No.	*Date*	*Document*
E.3*	9 May 2003	Form of Instruction and Proxy (German and English)

* Also, Item No. F.2.

DEPFA BANK

DEPFA BANK plc

FORM OF INSTRUCTION AND PROXY

WEISUNGS- UND VOLLMACHTSFORMULAR

for Annual General Meeting – Wednesday, 11 June, 2003

für die Hauptversammlung am Mittwoch, dem 11. Juni 2003

I/We, *(insert name of owner of Ordinary Shares)* / Ich/Wir *(Name des Stammaktionärs)*

....

of *(insert address of owner of Ordinary Shares)* / wohnhaft *(Adresse des Stammaktionärs)*

....

hereby instruct
Clearstream Banking AG
Neue Börsenstraße 1
60487 Frankfurt am Main, Germany

in respect of (a) .... Ordinary Shares with a nominal value of € 3 each, as the registered holder of those Ordinary Shares, to appoint the Chairman of the Meeting (see note (b))

weise(n) hiermit
Clearstream Banking AG
Neue Börsenstraße 1
60487 Frankfurt am Main, Deutschland

in Bezug auf (a) .... Stammaktien zu € 3 als eingetragener Eigentümer an, den Vorsitzenden der Versammlung (siehe Hinweis (b))

....

....

as proxy to attend, speak and vote in respect of those Ordinary Shares at the Annual General Meeting of the Company to be held on 11 June 2003 and at any and every adjournment thereof.

als Vertreter dieser Stammaktien an der Hauptversammlung der Gesellschaft am 11. Juni 2003 sowie an allen etwaigen Vertagungen dieser Hauptversammlung teilzunehmen und das Rede- und Stimmrecht auszuüben.

Dated / Datum: 2003

Signature(s) / Unterschrift(en)

....

PLEASE INDICATE WITH AN "X" IN THE BOXES BELOW HOW YOU WISH YOUR VOTES TO BE CAST
BITTE KREUZEN SIE NACHSTEHEND AN, WIE IHR STIMMRECHT AUSGEÜBT WERDEN SOLL:

	For Dafür	Against Dagegen	Abstain Enthaltung
1. To receive and consider the financial statements / Empfang und Erörterung des Abschlusses	☐	☐	☐
2. To declare a final dividend / Beschlussfassung zur Abschlussdividende	☐	☐	☐
3. (a) To elect / Wahl von Prof. Dr. Alexander Hemmelrath	☐	☐	☐
3. (b) To elect / Wahl von Mr. / Herrn Maurice O'Connell	☐	☐	☐
4. (a) To re-elect / Wiederwahl von Dr. Richard Brantner	☐	☐	☐
4. (b) To re-elect / Wiederwahl von Mr. / Herrn Gerhard Bruckermann	☐	☐	☐
4. (c) To re-elect / Wiederwahl von Mr. / Herrn Dermot Cahillane	☐	☐	☐
4. (d) To re-elect / Wiederwahl von Mr. / Herrn Fulvio Dobrich	☐	☐	☐
5. Authority to fix the auditor's remuneration / Ermächtigung zur Festlegung der Vergütung der Abschlussprüfer	☐	☐	☐
6. Amendment of the Articles of Association / Satzungsänderung	☐	☐	☐

NOTES

(a) Insert the number of Ordinary Shares to which the instruction relates.

(b) If you wish to attend and vote at the Annual General Meeting, delete "the Chairman of the Meeting" and insert your name and address. You may, if you wish, nominate any other person of your choice to attend and vote at the Annual General Meeting on your behalf. In that case, delete "the Chairman of the Meeting" and insert the name and address of the person you wish to nominate.

(c) In order to allow adequate time for your Depository Bank to process this Form of Instruction and Proxy it must be deposited by you with your Depository Bank not later than close of business on **Friday 30th May, 2003.**

(d) If this form is signed and returned but without any indication as to how the proxy is to vote, the proxy will exercise discretion as to how to vote or whether to abstain.

HINWEISE:

(a) Setzen Sie hier die Anzahl von Stammaktien ein, auf die sich die Weisung bezieht.

(b) Wenn Sie an der Hauptversammlung teilnehmen und dort abstimmen möchten, streichen Sie den Passus „den Vorsitzenden der Versammlung" und setzen Sie Ihren Namen und Ihre Adresse ein. Sie können auch eine Person Ihrer Wahl zur Teilnahme und Stimmabgabe bei der Hauptversammlung bevollmächtigen. In diesem Fall streichen Sie den Passus „den Vorsitzenden der Versammlung" und setzen Sie Namen und Adresse des Bevollmächtigten ein.

(c) Damit dieses Weisungs- und Vollmachtsformular termingerecht durch Ihre Depot führende Bank bearbeitet werden kann, müssen Sie es dort bis spätestens zum Geschäftsschluss am **Freitag, den 30. Mai 2003** einreichen.

(d) Bei ordnungsgemäß unterzeichneten und zurück gesandten Formularen ohne explizite Weisung zur Abstimmung wird der Bevollmächtigte nach eigenem Ermessen abstimmen bzw. sich der Stimme enthalten.

We, **Clearstream Banking AG of Neue Börsenstraße 1, 60487, Frankfurt am Main, Germany,** being a shareholder of DEPFA BANK plc, hereby appoint a proxy, in accordance with the instruction above, to vote for us and on our behalf at the Annual General Meeting of the Company to be held on 11 June 2003 and at any and every adjournment thereof.
Wir, **Clearstream Banking AG, Neue Börsenstraße 1, 60487 Frankfurt am Main, Deutschland,** als Aktionär der DEPFA BANK plc, ernennen hiermit einen Bevollmächtigten, der nach Maßgabe der obigen Weisung zur Ausübung des Stimmrechts für uns und in unserem Namen bei der Hauptversammlung der Gesellschaft am 11. Juni 2003 sowie an allen etwaigen Vertagungen dieser Hauptversammlung berechtigt ist.

Dated: 9 May 2003 / Datum: 9. Mai 2003

Signature(s) / Unterschrift(en)

....

DEPFA BANK plc

Item No.	*Date*	*Document*
E.4	13 May 2003	Interim Report as at 31 March 2003 (US GAAP)



Interim group report as at 31 March 2003

++ INTERIM GROUP REPORT OF DEPFA BANK PLC AS AT 31 MARCH 2003 ++ ACCORDING TO US-GAAP ++

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 1.4 bn
Number of shares: 35,301,972



59.2%
40.8%

- Free float
- DEPFA Holding Verwaltungsgesellschaft mbH

8.50%	Bayerische Beamten-Lebensversicherung aG
8.50%	Schweizerische Lebensvers.- und Rentenanstalt
6.36%	Versorgungsanstalt des Bundes u. d. Länder
5.78%	Bankhaus Lampe KG
5.00%	Deutscher Ring Beteiligungs-Holding
2.73%	Schmidt-Bank
2.61%	Entenial S.A.
1.30%	Condor Lebensversicherungs-AG

Net income and ROE after tax



€m
300
250
200
150
100
50
0
%
30
25
20
15
10
5
0
26.9
20.5
14.8
22.3
28.7
174
162
137
236
83
1999
2000
2001
2002
03/2003

The figures for 1999-2000 are from the Segmental reporting by operating unit note in the DEPFA Group annual reports.

Group figures according to US-GAAP

	31.03.2003 €m	31.03.2002 €m	€m	Change %
Earnings				
Total net interest income	80	72	8	11.1
Net interest income incl. interest from derivatives	80	68	12	17.6
Net commission income	20	–1		
Income from sale of assets	18	43	–25	–58.1
Trading result	26	–4		
of which from securities	16	–6		
of which derivatives valuation	10	6		
of which interest	–	–4		
Total earnings	**144**	**110**	**34**	**30.9**
Personnel expenditure	–14	–11	3	27.3
Other administrative expenditure	–12	–7	5	71.4
Depreciation on intangible assets	–1	–2	–1	–50.0
Administrative expenditure	**–27**	**–20**	**7**	**35.0**
Other income and expenditure	–2	1		
Provision for loan losses	–	–		
Income before income taxes	**115**	**91**	**24**	**26.4**
Income taxes	–29	–27	2	7.4
Income after income taxes	**86**	**64**	**22**	**34.4**
Minority interest income	–3	–6	–3	–50.0
Group net income	**83**	**58**	**25**	**43.1**
Key ratios (continuing operations)	**31.03.2003**	**31.03.2002**		
Cost/income ratio	18.8%	18.2%		
Earnings per share (€)	2.38	1.64	0.74	45.1
RoE after tax	28.7%	23.6%		
Portfolio	**31.03.2003**	**31.12.2002**		
Public sector finance	115,204	110,503	4,701	4.3
Equity	1,178	1,136	42	3.7
Total assets	150,176	145,847	4,329	3.0
Ratings	**Fitch**	**Moody's**	**S&P**	
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–	

(all figures relate solely to "continuing operations" and do not include results from "discontinued operations")

Contents

Letter to Shareholders

Ladies and Gentlemen,
dear shareholders,

We are pleased to submit an interim report that covers an extremely successful first quarter of 2003 – not only did we match our own projections during the first three months, but we clearly exceeded our goals. DEPFA's strong earnings performance during 2002 has thus carried on into the current year and underscores the company's outstanding level of profitability. Having achieved Group net income of € 236 million (an increase of 72%), equivalent to a return on equity of 22%, during its first year as an independent Public Finance specialist, DEPFA BANK is reaffirming its forecast of at least € 250 million for the current year. Thanks to the very strong performance during the first quarter, a result of € 300 million for the year as a whole is within reach – this would represent a further increase of 27%. These figures are vivid proof of the extremely profitable foundation of our business model.

Group net income for the first three months was € 83 million, up 43% year-on-year. Return on equity after taxes was 29%. At € 144 million, total revenues for the first quarter of 2003 were 31% higher year-on-year. Net interest income, including interest components from derivatives, rose by 18%, to € 80 million, while net commission income also made a distinct improvement, to € 20 million. (In the first quarter of 2002 there had been a deficit of € 1 million). The trading result of € 21 million includes € 16 million from the securities business.


DEPFA BANK plc
(110 staff)
DEPFA Investment Bank Ltd.
(25 staff)
100%
98.2%
DEPFA Deutsche Pfandbriefbank AG
(110 staff)
DEPFA USA Inc.
(9 staff)
100%
100%
DEPFA ACS BANK
(5 staff)
Branches & Rep. Offices
(56 staff)

Compared to the first quarter of 2002 administrative expenditure was up 35%, to € 27 million. Provisions set aside for performance-related remuneration contributed to this increase. Our cost/income ratio was 19% for the quarter. We do, however, expect a notably higher figure for the year as a whole. Taking into account € 2 million in other expenditure, profit before taxes totalled € 115 million (up 26%). New business generated during the first quarter amounted to € 12.4 billion, bringing our overall lending volume to € 115.2 billion (up 4%).

Our success during this first quarter was based above all on an improvement in funding costs as well as the successful expansion of the product range in investment banking. In another important development, DEPFA BANK plc has now established a US agency to further build up its US business. Its remit will be to provide liquidity standby facilities and credit enhancement for public sector bonds: overall, the agency is expected to generate several billion dollars in new business over the next 12 to 18 months.

Over recent months, the rating agencies have clearly recognised our strong business performance. A uniform AA– rating assigned by all three agencies, FITCH, Moody's Investors Service and Standard and Poor's, means that DEPFA is now among Europe's top-rated banks. Moreover, DEPFA's funding strategy was reinforced by its extremely successful € 5 billion debut issue of triple-A rated Irish Asset Covered Securities. In summary, the new DEPFA successfully achieved all its objectives set for recent months. On the basis of these positive results, we will propose a dividend of € 1.00 per share to the Annual General Meeting..

The DEPFA share price finally began to reflect our strong, above-average profitability by making a recovery to just under € 50 by the end of April. The release of the consolidated financial statements at the end of March was followed by roadshows across Europe and in the US. The positive trend was sustained with the publication of first-quarter results: the DEPFA share price appreciated by almost 15% within two days, and was trading at around € 57 in mid-May. The German Stock Exchange included DEPFA in its new look mid-cap MDAX index on 24 March, where the company ranks among the top ten companies by market capitalisation.

Thanks to DEPFA's business model and its strong focus on public-sector clients, the bank has avoided the general difficulties facing the banking industry and instead established itself as one of the sector's most profitable institutions. We are confident that this strong performance will be maintained throughout 2003.

Group balance sheet as at 31 March 2003 of DEPFA BANK plc

Assets (€ m)	31.03.2003	31.12.2002
Cash and balances with central banks	408	645
Loans and advances to banks	15,452	13,281
Loans and advances to customers	62,222	59,764
Debt securities and other fixed income securities	65,270	64,566
Equities and other non fixed income securities	26	23
Equity participations	7	7
Intangible assets	5	5
Property and equipment	13	15
Other assets	2,979	3,120
Accrued interest and prepaid expenses	3,794	4,421
Total assets	**150,176**	**145,847**

Shareholders' equity and liabilities (€ m)	31.03.2003	31.12.2002
Liabilities to banks	45,802	36,774
Liabilities to customers	1,702	3,554
Debt securities in issue	87,515	89,625
Other liabilities	8,757	8,605
Accrued interest and deferred income	3,835	4,752
Provisions	281	233
Hybrid capital	863	926
Minority interests	243	242
Total liabilities	**148,998**	**144,711**
Equity		
Subscribed capital	104	105
Capital reserve	384	396
Retained earnings	586	503
Other comprehensive income	104	132
Total equity	**1,178**	**1,136**
Total shareholders' equity and liabilities	**150,176**	**145,847**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	47	62
Irrevocable loan commitments	3,472	4,430

Group profit and loss account for the period 1 January to 31 March 2003 of DEPFA BANK plc

€ m	31.03.2003	31.03.2002 (1)
Interest receivable and similar income from		
lending and money market business	885	926
fixed income securities	776	629
Interest payable and similar expenses	–1,581	1,483
Net interest income	**80**	**72**
Commission income	29	2
Commission expenditure	–9	–3
Income from sale of assets	**18**	**43**
Trading result	**26**	**–4**
Operating income	**144**	**110**
General administrative expenses	–26	–18
Depreciation and amortisation of intangible assets and property and equipment	–1	–2
Other income and expenditure	–2	1
Operating results before provision for loan losses	**115**	**91**
Provision for loan losses	–	–
Income before taxes	**115**	**91**
Income and deferred taxes	–29	–27
Income after taxes	**86**	**64**
Minority interest	**–3**	**–6**
Group Net Income from continuing operations	**83**	**58**
Results from discontinued operations	**–**	**18**
Group Net Income	**83**	**76**
Weighted average number of ordinary shares	34,873,481	35,301,972
Earnings per share from continuing operations (€)	**2.38**	**1.64**
Earnings per share for discontinued operations (€)	**–**	**0.51**
Total earnings per share (€)	**2.38**	**2.15**
Diluted earnings per share (€)	**2.38**	**2.15**

(1) The comparative profit and loss account figures for the period to 31 March 2002 are based on the DEPFA Group interim report as at 31 March 2002 reclassified for discontinued operations.

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital reserve	Retained earnings	Other comprehensive income			Total
				Unrealised gains/losses from market valuation of securities	Unrealised result from cash flow hedges	Accumulated effect of currency translation	
Balance at 1 January 2003	105	396	503	106	26	–	1,136
Group net income	–	–	83	–	–	–	83
Other comprehensive income	–	–	–	–5	–23	–	–28
Comprehensive income	–	–	83	–5	–23	–	55
Dividends	–	–	–	–	–	–	–
Share compensation cost	–	1	–	–	–	–	1
Purchase of own shares	–1	–13	–	–	–	–	–14
Balance at 31 March 2003	104	384	586	101	3	–	1,178

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2002.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 31 March 2002 are based on the DEPFA Group interim report as at 31 March 2002 reclassified for discontinued operations.

(1) Loans and advances to banks

€ m	31.03.2003	31.12.2002
Public sector loans	5,734	6,164
Property loans	–	–
Other loans and advances	9,687	7,093
Net deferred items	31	24
of which premiums	31	24
of which discounts	–	–
Total	**15,452**	**13,281**
of which repayable on demand	443	797

(2) Loans and advances to customers

€ m	31.03.2003	31.12.2002
Public sector loans	55,328	53,008
Property loans	5,463	5,787
Other loans and advances	1,402	1,019
Net deferred items	171	92
of which premiums	195	118
of which discounts	–24	–26
Less provision for loan losses	–142	–142
Total	**62,222**	**59,764**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	31.03.2003	31.12.2002
Balance at 1 January	142	801
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers as part of spin-off	–	–561
Charge-offs	–	–95
Recoveries	–	–3
Balance at 31 March	142	142

(4) Debt securities and other fixed income securities

€ m	31.03.2003	31.12.2002
Held to maturity	22	59
Available for sale	64,667	63,925
Trading	581	582
Total	65,270	64,566

(5) Liabilities to banks

€ m	31.03.2003	31.12.2002
Deposits	14,704	8,929
Other liabilities	31,100	27,848
Net deferred items	–2	-3
Total	45,802	36,774
of which due on demand	2,432	1,399

(6) Liabilities to customers

€ m	31.03.2003	31.12.2002
Deposits	981	2,180
Other liabilities	721	1,373
Net deferred items	–	1
Total	**1,702**	**3,554**
of which due on demand	1	4

(7) Debt securities in issue

€ m	31.03.2003	31.12.2002
Debt securities issued		
Public sector covered bonds (Öffentliche Pfandbriefe)	52,447	58,222
Mortgage bonds (Hypothekenpfandbriefe)	2,028	2,238
Other debt securities	12,683	9,103
Money market securities	20,666	20,351
Net deferred items	–309	–289
Total	**87,515**	**89,625**

(8) Net interest income

€m	31.03.2003	31.03.2002
Interest income from public sector finance	758	799
Interest income from other lending business and money market transactions including property finance	127	127
Interest income from fixed income securities	776	629
Interest expenditure for		
Pfandbriefe (asset covered bonds)	–685	–722
Other debt securities	–201	–69
Borrowings	–18	–82
Hybrid capital	–15	–23
Other banking transactions	–662	–587
Total	**80**	**72**

(9) Net commission income

€m	31.03.2003	31.03.2002
Commission income from banking transactions	29	2
Commission expenditure from banking transactions	–7	–3
Other commission expenditure	–2	0
Total	**20**	**–1**

(10) Trading result

€ m	31.03.2003	31.03.2002
Securities trading results	16	–6
Valuation of derivatives / FAS 133	10	6
Net interest on trading derivatives	–	–4
Total	**26**	**–4**

(11) General administrative expenses

€ m	31.03.2003	31.03.2002
Personnel expenditure		
Wages and salaries	–12	–10
Social security costs	–2	–1
(of which for pensions)	–	–1
Other administrative expenditure	–12	–7
Total	**–26**	**–18**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 31 March 2003:

€ m	Nominal amount Residual maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	36,071	47,056	68,551	151,678
Interest rate futures and forward rate agreements	2,105	–	–	2,105
Interest rate options purchased	501	226	123	850
Interest rate options written	1,390	869	684	2,943
Other interest rate contracts	1,121	2,484	3,445	7,050
Foreign exchange forward contracts	8,166	–	–	8,166
Credit derivatives	286	1,174	3,032	4,492
Total	**49,640**	**51,809**	**75,835**	**177,284**

Other details

New commitments

€ m	1.1.-31.03.2003	1.1.-31.03.2002
Public sector finance	11,882	3,046
Other loans	524	1
Total	**12,406**	**3,047**

Primary sale of debentures including loans taken up

€ m	1.1.-31.03.2003	1.1.-31.03.2002
Public sector covered bonds (Öffentliche Pfandbriefe)	4,020	4,180
Other debentures	1,731	307
Loans taken up	–	–
Total	**5,751**	**4,487**

Employees

	31.03.2003	31.12.2002
Total	**315**	**313**
of which part time employees	16	12

Regulatory capital and equity ratios

Own funds (€ m)	31.03.2003 Central Bank of Ireland	31.12.2002 Central Bank of Ireland
Core capital (Tier I)	1,295	1,053
Supplementary (Tier II)	863	867
Total own funds	**2,158**	**1,920**

Equity ratios	31.03.2003 Central Bank of Ireland	31.12.2002 Central Bank of Ireland
Core capital ratio	11.2%	8.8%
Total capital ratio	18.6%	15.8%

The regulatory capital and equity ratios shown for 31 March 2003 and for 31 December 2002 were produced in accordance with the regulations of the Central Bank of Ireland.

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Dr. Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600 , Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
11/13 Knightsbridge, 3rd floor
London SW1X 7LY, United Kingdom
Phone +44 20 7259-3750, Fax +44 20 7245-6822

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
11/13 Knightsbridge, 4th floor
London SW1X 7LY, United Kingdom
Phone +44 20 7201-7000, Fax +44 20 7245-0598

DEPFA USA Inc.
570 Lexington Ave., 39th floor
New York, N.Y. 10022, USA
Phone +1 212 682-6474 , Fax +1 212 867-7810

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620 , Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 626-4068, Fax +31 20 626-4068



++ INTERIM GROUP REPORT OF DEPFA BANK PLC AS AT 31 MARCH 2003 ++ ACCORDING TO US-GAAP ++

DEPFA BANK

DEPFA BANK plc
3, Harbourmaster Place · Dublin 1, Ireland
Phone +353 1 607-1600 · Fax +353 1 829-0213
www.depfa.com · info@depfa.com

KCM · Kiefer Cross Media AG

DEPFA BANK plc

Item No.	*Date*	*Document*
E.6	5 August 2003	Interim Report as at 30 June 2003 (US GAAP)

Interim **group report** as at 30 June 2003

++ INTERIM GROUP REPORT OF DEPFA BANK PLC AS AT 30 JUNE 2003 ++ ACCORDING TO US-GAAP ++

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 2.4 bn
Number of shares: 35,301,972



59.2%
40.8%

Free float
DEPFA Holding Verwaltungsgesellschaft mbH

8.50% Bayerische Beamten-Lebensversicherung aG

8.50% Schweizerische Lebensvers.- und Rentenanstalt

6.36% Versorgungsanstalt des Bundes u. d. Länder

5.78% Bankhaus Lampe KG

5.00% Deutscher Ring Beteiligungs-Holding

2.73% Schmidt-Bank

2.61% Entenial S.A.

1.30% Condor Lebensversicherungs-AG

Net income and ROE after tax



€m
300
250
200
150
100
50
0
%
30
25
20
15
10
5
0
26.9
20.5
14.8
22.3
29.7
174
162
137
236
176
1999
2000
2001
2002
06/2003

The figures for 1999-2000 are from the Segmental reporting by operating unit note in the DEPFA Group annual reports.

Group figures according to US-GAAP

	01.01.2003 - 30.06.2003 €m	01.01.2002 - 30.06.2002 €m	€m	Change %
Earnings				
Total net interest income	180	180		
Net interest income incl. interest from derivatives	175	132	43	32.6
Net commission income	36	-3	39	
Income from sale of assets	52	70	-18	-25.7
Trading result	30	-35	65	
of which from securities	32	3	29	
of which derivatives valuation	3	10	-7	
of which interest	-5	-48	43	
Total earnings	**298**	**212**	**86**	**40.6**
Personnel expenditure	-31	-27	4	14.8
Other administrative expenditure	-21	-14	7	50
Depreciation on intangible assets	-2	-2		
Administrative expenditure	**-54**	**-43**	**11**	**25.6**
Other income and expenditure	-6	1	-7	
Provision for loan losses	–	–		
Income before income taxes	**238**	**170**	**68**	**40**
Income taxes	-56	-21	35	166.7
Income after income taxes	**182**	**149**	**33**	**22.1**
Minority interest income	-6	-7	-1	-14.3
Group net income	**176**	**142**	**34**	**23.9**
Key ratios (continuing operations)				
Cost/income ratio	18.1%	20.3%		
Earnings per share (€)	5.06	4.02	1.04	26
RoE after tax	29.7%	28.9%		
Portfolio	30.06.2003	31.12.2002		
Public sector finance	117,519	113,130	4,389	3.9
Equity	1,232	1,136	96	8.5
Total assets	156,968	145,847	11,121	7.6
Ratings	Fitch	Moody's	S&P	
DEPFA BANK plc	F1+, AA-, B	P-1, Aa3, B	A-1+, AA-	
DEPFA Deutsche Pfandbriefbank AG	F1+, AA-, B	P-1, Aa3, B	A-1+, AA-	
DEPFA ACS BANK	F1+, AA-	P-1, Aa3, C	A-1+, AA-	

(all figures relate solely to "continuing operations" and do not include results from "discontinued operations")

Contents

Letter to Shareholders

Ladies and Gentlemen,
dear shareholders,

Following on the back of a very strong first quarter of 2003 DEPFA BANK made further gains in the second quarter allowing us to throw our full weight behind an upwards revision in the full year profit forecast to € 300 million, which we had already signalled after the first-quarter. DEPFA is therefore capable of comfortably surpassing its original forecast by € 50 million in its first year of business, further staking out its high growth potential in the most impressive terms. DEPFA BANK sees the half year result as both clear confirmation of its company strategy and as evidence of its exceptional position in the current banking environment.

Group net income for the first six months of the year amounted to € 176 million – a year-on-year increase of 24%. Return on equity after taxes was 30%. Total revenues exceeded the comparable period of the previous year by 41%, to reach € 298 million in the first half of 2003. Extended net interest income was up 33% to € 175 million, while net commission income improved significantly to € 36 million as at 30 June 2003 (compared with –€ 3 million for the same period of 2002).

The 26% increase in administrative expenditure, to € 54 million, is largely attributable to higher accruals for variable compensation. On a quarterly basis the trend is in line with company projections. The cost/income ratio was 18%, however a considerably higher figure for the full year is to be expected. After a € 6 million charge for other expenditure, profit before taxes was € 238 million (+40%).

DEPFA BANK generated € 28.3 billion in new business during the first half of 2003; more than for the whole of 2002. The total public financing volume grew by 4% to € 117.5 billion.

All business areas added to the successful half year result. DEPFA's Budget Finance activities benefited from higher margins. DEPFA Investment Bank further expanded its business in the EU accession candidate countries of Central and Eastern Europe and in Asia. In Infrastructure Finance, we arranged the financing of a toll motorway in California in May. Following on from this success we expect to exploit further potential in the North American market.

As reported in May, we established an agency in New York in order to expand our business further in the US. The agency, which was granted a New York State Banking Department licence in June, and which has already started business, provides liquidity standby facilities for the municipal bond market. We issued our second Irish Asset Covered Security in May: a € 3.5 billion issue with the option to increase the issue volume to € 5 billion. Following the success of our first 5-year issue in February 2003 and the subsequent increase to € 5 billion in April, this second issue once again demonstrated the strong demand for a new product that provides a particularly high degree of investor protection.

As you can see, DEPFA BANK is clearly on course for the 2003 financial year. We are not standing still and are constantly seeking out new market opportunities. By broadening the geographic mix in public finance and enhancing funding opportunities we aim to firmly establish ourselves as a partner to the public sector around the world.

Group balance sheet as at 30 June 2003 of DEPFA BANK plc

Assets (€ m)	30.06.2003	31.12.2002
Cash and balances with central banks	735	645
Loans and advances to banks	16,565	13,281
Loans and advances to customers	61,995	59,764
Debt securities and other fixed income securities	69,687	64,566
Equities and other non fixed income securities	27	23
Equity participations	7	7
Intangible assets	5	5
Property and equipment	12	15
Other assets	3,726	3,120
Accrued interest and prepaid expenses	4,209	4,421
Total assets	**156,968**	**145,847**

Shareholders' equity and liabilities (€ m)	30.06.2003	31.12.2002
Liabilities to banks	44,306	36,774
Liabilities to customers	3,671	3,554
Debt securities issued	92,545	89,625
Other liabilities	9,508	8,605
Accrued interest and deferred income	4,335	4,752
Provisions	265	233
Hybrid capital	863	926
Minority interest	243	242
Total liabilities	**155,736**	**144,711**
Equity		
Subscribed capital	103	105
Capital reserve	374	396
Retained earnings	644	503
Other comprehensive income	111	132
Total equity	**1,232**	**1,136**
Total shareholders' equity and liabilities	**156,968**	**145,847**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	46	62
Irrevocable loan commitments	3,079	4,430

Group profit and loss account for the period 1 January to 30 June 2003 of DEPFA BANK plc

€ m	30.06.2003	30.06.2002
Interest receivable and similar income from		
lending and money market business	1,929	1,885
fixed income securities	1,371	1,330
Interest payable and similar expenses	-3,120	-3,035
Net interest income	**180**	**180**
Commission income	57	2
Commission expenditure	-21	-5
Income from sale of assets	**52**	**70**
Trading result	**30**	**-35**
Operating income	**298**	**212**
General administrative expenses	-52	-41
Depreciation and amortisation of intangible assets and property and equipment	-2	-2
Other income and expenditure	-6	1
Operating results before provision for loan losses	**238**	**170**
Provision for loan losses	–	–
Income before taxes	**238**	**170**
Income and deferred taxes	-56	-21
Income after taxes	**182**	**149**
Minority interest	**-6**	**-7**
Group Net Income from continuing operations	**176**	**142**
Results from discontinued operations	**–**	**-301**
Group Net Income	**176**	**-159**
Weighted average number of ordinary shares	34,755,575	35,301,972
Earnings per share from continuing operations (€)	**5.06**	**4.02**
Earnings per share for discontinued operations (€)	**–**	**-8.52**
Total earnings per share (€)	**5.06**	**-4.50**
Diluted earnings per share (€)	**5.06**	**-4.50**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€m	Subscribed capital	Capital-reserve	Retained earnings	Other comprehensive income		Total
				Unrealised gains/losses from market valuation of securities	Unrealised result from cash flow hedges	
Balance at 1 January 2003	105	396	503	106	26	1,136
Group net income	–	–	176	–	–	176
Other comprehensive income	–	–	–	16	–37	–21
Comprehensive income	–	–	176	16	–37	155
Dividends	–	–	–35	–	–	–35
Share compensation cost	–	4	–	–	–	4
Purchase of own shares	–2	–26	–	–	–	–28
Balance at 30 June 2003	103	374	644	122	–11	1,232

Comparison of Quarterly Results

	01.01.2003 – 31.03.2003 € m	01.04.2003 – 30.06.2003 € m	€ m	Change %
Earnings				
Total net interest income	80	100	20	25
Net interest income incl. interest from derivatives	80	95	15	18.8
Net commission income	20	16	–4	–20
Income from sale of assets	18	34	16	88.9
Trading result	26	4	–22	–84.6
of which from securities	16	16		
of which derivatives valuation	10	–7	–17	
of which interest	–	–5	–5	
Total earnings	**144**	**154**	**10**	**6.9**
Personnel expenditure	–14	–17	3	21.4
Other administrative expenditure	–12	–9	–3	–25
Depreciation on intangible assets	–1	–1		
Administrative expenditure	**–27**	**–27**		
Other income and expenditure	–2	–4	–2	100
Provision for loan losses	–	–		
Income before income taxes	**115**	**123**	**8**	**7**
Income taxes	–29	–27	–2	–6.9
Income after income taxes	**86**	**96**	**10**	**11.6**
Minority interest income	–3	–3		
Group net income	**83**	**93**	**10**	**12**
Key ratios				
Cost/income ratio	18.8%	17.5%		
Earnings per share (€)	2.38	2.68	0.30	12.6
RoE after tax	28.7%	30.9%		
Portfolio	**31.03.2003**	**30.06.2003**		
Public sector finance	115,204	117,519	2,315	2.0
Equity	1,178	1,232	54	4.6
Total assets	150,176	156,968	6,792	4.5

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2002.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 June 2002 are based on the DEPFA Group interim report as at 30 June 2002.

(1) Loans and advances to banks

€ m	30.06.2003	31.12.2002
Public sector loans	5,450	6,164
Other loans and advances	11,086	7,093
Net deferred items	29	24
of which premiums	29	24
of which discounts	–	–
Total	**16,565**	**13,281**
of which repayable on demand	206	797

(2) Loans and advances to customers

€ m	30.06.2003	31.12.2002
Public sector loans	55,781	53,008
Property loans	5,030	5,787
Other loans and advances	1,104	1,019
Net deferred items	222	92
of which premiums	240	118
of which discounts	–18	–26
Less provision for loan losses	–142	–142
Total	**61,995**	**59,764**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	2003	2002
Balance at 1 January	**142**	**801**
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers as part of spin-off	–	–561
Charge-offs	–	–95
Recoveries	–	–3
Balance at 30 June	**142**	**142**

(4) Debt securities and other fixed income securities

€ m	30.06.2003	31.12.2002
Held to maturity	20	59
Available for sale	69,093	63,925
Trading	574	582
Total	**69,687**	**64,566**

(5) Liabilities to banks

€ m	30.06.2003	31.12.2002
Deposits	14,775	8,929
Other liabilities	29,533	27,848
Net deferred items	–2	–3
Total	**44,306**	**36,774**
of which due on demand	961	1,399

(6) Liabilities to customers

€ m	30.06.2003	31.12.2002
Deposits	2,406	2,180
Other liabilities	1,265	1,373
Net deferred items	–	1
Total	**3,671**	**3,554**
of which due on demand	238	4

(7) Debt securities issued

€ m	30.06.2003	31.12.2002
Debt securities issued		
Public sector covered bonds	62,911	58,222
Mortgage covered bonds (Hypothekenpfandbriefe)	1,632	2,238
Other debt securities	7,501	9,103
Money market securities	21,364	20,351
Net deferred items	–863	–289
Total	**92,545**	**89,625**

(8) Net interest income

€ m	30.06.2003	30.06.2002
Interest income from public sector finance	1,616	1,584
Interest income from other lending business and money market transactions including property finance	313	301
Interest income from fixed income securities	1,371	1,330
Interest expenditure for		
Covered bonds	–1,388	–1,491
Other debt securities	–199	–131
Borrowings	–26	–28
Hybrid capital	–26	–40
Other banking transactions	–1,481	–1,345
Total	**180**	**180**

(9) Net commission income

€ m	30.06.2003	30.06.2002
Commission income from banking transactions	57	2
Commission expenditure from banking transactions	–17	–4
Other commission expenditure	–4	–1
Total	**36**	**–3**

(10) Trading result

€ m	30.06.2003	30.06.2002
Securities trading results	32	3
Valuation of derivatives / FAS 133	3	10
Net interest on trading derivatives	–5	–48
Total	**30**	**–35**

(11) General administrative expenses

€ m	30.06.2003	30.06.2002
Personnell expenditure		
Wages and salaries	27	22
Social security costs	4	5
(of which for pensions)	(2)	(1)
Other administrative expenditure	21	14
Total	**52**	**41**

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 June 2003:

€m	Nominal amount Residual maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	33,710	49,778	72,264	155,752
Interest rate futures and forward rate agreements	1,094	–	1,548	2,642
Interest rate options purchased	69	127	1,263	1,459
Interest rate options written	1,575	893	1,681	4,149
Other interest rate contracts	1,171	2,192	3,725	7,088
Foreign exchange forward contracts	7,580	–	–	7,580
Credit derivatives	141	1,017	2,644	3,802
Total	**45,340**	**54,007**	**83,125**	**182,472**

Other details

New commitments

€ m	1.1.–30.06.2003	1.1.–30.06.2002
Public sector finance	27,073	4,830
Other loans	1,029	367
Total	**28,102**	**5,197**

Primary sale of debentures including loans taken up

€ m	1.1.–30.06.2003	1.1.–30.06.2002
Public sector covered bonds	11,814	4,180
Other debentures	459	301
Loans taken up	254	–
Total	**12,527**	**4,481**

Employees

	30.06.2003	30.06.2002
Total	**332**	**261**
of which part time employees	17	12

Regulatory capital and equity ratios

Own funds (€ m)	30.06.2003 Irish Financial Services Regulatory Authority	31.12.2002 Central Bank of Ireland
Core capital (Tier I)	1,266	1,053
Supplementary (Tier II)	863	867
Total own funds	**2,129**	**1,920**

Equity ratios	30.06.2003 Irish Financial Services Regulatory Authority	31.12.2002 Central Bank of Ireland
Core capital ratio	10.8%	8.8%
Total capital ratio	18.1%	15.8%

All of the above regulatory capital and equity ratios were produced in accordance with the regulations of the Irish Financial Services Regulatory Authority, formerly the Central Bank of Ireland (CBI). The capital figures and equity ratios for 31 December 2002 were those reported to the CBI. The capital and equity ratios for 30 June 2003 include the audited and retained profits for 2002.

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
11/13 Knightsbridge, 3rd floor
London SW1X 7LY, United Kingdom
Phone +44 20 7259-3750, Fax +44 20 7245-6822

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Agency
570 Lexington Ave., 39th floor
New York, N.Y. 10022, United States
Phone +1 212 682-6474, Fax +1 212 867-7810

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
11/13 Knightsbridge, 4th floor
London SW1X 7LY, United Kingdom
Phone +44 20 7201-7000, Fax +44 20 7245-0598

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620, Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 626-4068, Fax +31 20 626-4068



++ INTERIM GROUP REPORT OF DEPFA BANK PLC AS AT 30 JUNE 2003 ++ ACCORDING TO US-GAAP ++

DEPFA BANK

DEPFA BANK plc
3, Harbourmaster Place · Dublin 1, Ireland
Phone +353 1 607-1600 · Fax +353 1 829-0213
www.depfa.com · info@depfa.com

DEPFA BANK plc

Item No.	*Date*	*Document*
E.7	7 October 2003	Pricing Supplement for the series 373 issue of USD 6,247,000 Floating Rate Notes due October 2008 under the €25,000,000,000 Programme for the Issuance of Debt Instruments (ISIN XS0177751038)

MTN 371

Pricing Supplement dated 7 October 2003 **Series Number: 373**

DEPFA DEUTSCHE PFANDBRIEFBANK AGAG
DEPFA BANK plc
DEPFA ACS Bank
Issue of USD 6,247,000 Floating Rate Notes due October 2008
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 1 August 2003. This Pricing Supplement must be read in conjunction with such Information Memorandum.

(i)	Issuer:		DEPFA BANK plc
(ii)	(i)	Series Number:	373
	(ii)	Tranche Number:	1
(iii)	Specified Currency or Currencies:		United States dollars ("USD")
(iv)	Aggregate Nominal Amount:		
	(i)	Series:	USD 6,247,000
	(ii)	Tranche:	USD 6,247,000
(v)	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	USD 6,225,428.48
(vi)	Specified Denominations:		USD 1,000
(vii)	(i)	Issue Date:	7 October 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
(viii)	Maturity Date:		9 October 2008
(ix)	Interest Basis:		Floating Rate (further particulars specified below)
(x)	Redemption/Payment Basis:		Redemption at par
(xi)	Change of Interest or Redemption/Payment Basis:		Not Applicable

(xii)	Put/Call Options:	Not Applicable
(xiii)	Status of the Instruments:	Senior
(xiv)	Listing:	Frankfurt Stock Exchange
(xv)	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

(xvi)	**Fixed Rate Instrument Provisions**		Not Applicable
(xvii)	**Floating Rate Instrument Provisions**		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	The Specified Interest Payment Dates will be 9 January, 9 April, 9 July and 9 October in each year, the first such Specified Interest Payment Date being 9 January 2004 in respect of the period from and including the Issue Date to and excluding 9 January 2004
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s):	London, New York and TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Deutsche Bank AG London
	(vi)	Screen Rate Determination:	
		- Reference Rate:	Three month USD LIBOR, except for the first Interest Period, for which the Reference Rate will be the interpolated rate between three-month and four-month USD LIBOR, interpolated on a straight-line basis
		- Interest Determination Date(s):	The second London business day prior to the commencement of each interest period.
		- Relevant Screen Page:	Moneyline Telerate 3750
	(vii)	ISDA Determination:	Not Applicable
	(viii)	Margin(s):	-0.10 per cent. per annum
	(ix)	Minimum Rate of Interest:	Not Applicable
	(x)	Maximum Rate of Interest:	Not Applicable

(xi)	Day Count Fraction:	Actual/360
(xii)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Instruments, if different from those set out in the Conditions:	Not Applicable

(xviii)	**Zero Coupon Instrument Provisions**	Not Applicable
(xix)	**Index-Linked Interest Instrument Provisions**	Not Applicable
(xx)	**Dual Currency Instrument Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

(xxi)	**Call Option**	Not Applicable
(xxii)	**Put Option**	Not Applicable
(xxiii)	**Final Redemption Amount**	Par
(xxiv)	**Early Redemption Amount** Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

(xxv)	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
(xxvi)	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London, New York and TARGET
(xxvii)	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No.
(xxviii)	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
(xxix)	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be	Not Applicable

	made:	
(xxx)	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
(xxxi)	Consolidation provisions:	Not Applicable
(xxxii)	Other terms or special conditions:	Not Applicable

DISTRIBUTION

(xxxiii)	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
(xxxiv)	If non-syndicated, name of Dealer:	HSBC Bank plc
(xxxv)	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

(xxxvi)	ISIN Code:	XS0177751038
(xxxvii)	Common Code:	017775103
(xxxviii)	German Securities Code (*WKN*):	Not Applicable
(xxxix)	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Not Applicable
(xl)	Delivery:	Delivery against payment
(xli)	Fiscal Agent:	Deutsche Bank AG London
(xlii)	Additional Paying Agent(s) (if any):	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc

By: ....
Duly authorised

Adrian Butler.

DEPFA BANK plc

Item No.	*Date*	*Document*
E.8	30 October 2003	Pricing Supplement for the series 397 issue of USD 10,000,000 CMS Linked Instruments due October 2008 under the €25,000,000,000 Programme for the Issuance of Debt Instruments (ISIN DE0008000431)

Pricing Supplement dated 30 October 2003 **Series Number: 397**

DEPFA BANK plc
DEPFA DEUTSCHE PFANDBRIEFBANK AG
DEPFA ACS

Issue of USD 10,000,000 CMS Linked Instruments due October 2008
under the
€25,000,000,000
Programme for the Issuance of Debt Instruments

This document constitutes the Pricing Supplement relating to the issue of Instruments described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions of the Instruments set forth in the Information Memorandum dated 1 August 2003. This Pricing Supplement must be read in conjunction with such Information Memorandum.

1.	Issuer:		DEPFA BANK plc
2.	(i)	Series Number:	397
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		United States dollars ("USD")
4.	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5.	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	USD 10,000,000
6.	Specified Denominations:		USD 10,000
7.	(i)	Issue Date:	30 October 2003
	(ii)	Interest Commencement Date (if different from the Issue Date):	30 October 2003
8.	Maturity Date:		30 October 2008
9.	Interest Basis:		CMS-Linked Interest (further particulars specified below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/Payment Basis:		Not Applicable
12.	Put/Call Options:		Issuer Call (further particulars specified below)
13.	Status of the Instruments:		Senior Unsecured

14.	Listing:	The Regulated Market (*Geregelter Markt*) of the Frankfurt Stock Exchange
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Instrument Provisions**	Not Applicable
17.	**Floating Rate Instrument Provisions**	Not Applicable
18.	**Zero Coupon Instrument Provisions**	Not Applicable
19.	**Index-Linked Interest Instrument Provisions**	Applicable
	(i) Index/Formula:	USD10YR minus USD2YR plus 2.30 per cent. per annum Where: "USD10YR" means that rate for a Reset Date will be the arithmetic mean of the bid and offered swap rate quotations published on the Telerate Page 42276 under the heading "RATES AT AT 11.00 EST (16.00 GMT)" or the Reuters Screen Page TGM42276, or any successor page, for 10 years as of 11:00 a.m., New York time, on the day that is two TARGET Settlement Days and New York Banking Days preceding that Reset Date. If there is any discrepancy between such rate published on the Telerate Page 42276 and the Reuters Screen TGM42276 Page, such rate published on Telerate page 42276 shall prevail. "USD2YR" means that the rate for a Reset Date will be the arithmetic mean of the bid and offered swap rate quotations published on the Telerate Page 42276 under the heading "RATES AS AT 11:00 EST (16:00 GMT)" or the Reuters Screen Page TGM42276 or any successor page, for 2 years as of 11:00 a.m., New York time, on the day that is two TARGET Settlement Days and New York Banking Days preceding that Reset Date. If there is any discrepancy between such rate published on the Telerate

			Page 42276 and the Reuters Screen TGM42276 Page, such rate published on Telerate page 42276 shall prevail.
	(ii)	Calculation Agent responsible for calculating the interest due:	UBS Limited
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	If such rates do not appear on the Telerate Page 42276, Reuters Screen TGM42276 Page or any successor page, the rate for that Reset Date will be determined as if the parties had specified "USD-CMS-Reference Banks" as the applicable Floating Rate Option. "USD-CMS-Reference Banks", for the purposes of this Pricing Supplement, Section 7.1. (w) (vii) of the Annex to the 2000 ISDA Definitions shall be amended such that "on the day that is two U.S. Government Securities Business Days preceding that Reset Date." Shall be replaced by "on the day that is two TARGET Settlement Days and New York Banking Days preceding that Reset Date".
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	30 January, 30 April, 30 July and 30 October in each year, commencing 30 January 2004
	(v)	Business Day Convention:	Modified Following Business Day Convention
	(vi)	Additional Business Centre(s):	TARGET
	(vii)	Minimum Rate of Interest:	2.30 per cent. per annum
	(viii)	Maximum Rate of Interest:	Not Applicable
	(ix)	Day Count Fraction:	Actual/360
20.	***Dual Currency Instrument Provisions***		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	30 January, 30 April, 30 July and 30 October in each year, commencing on 30 January 2004
	(ii)	Optional Redemption Amount(s) and method, if any, of calculation of such amount(s):	Aggregate Nominal Amount
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	Not Applicable
		(b) Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period (if other than as set out in the Conditions):	Not less than five TARGET and New York business days

22.	**Put Option**	Not Applicable
23.	**Final Redemption Amount**	Par
24.	**Early Redemption Amount** Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE INSTRUMENTS

25.	Form of Instruments:	Temporary Global Instrument exchangeable for a Permanent Global Instrument which is exchangeable for Definitive Instruments in the limited circumstances specified in the Permanent Global Instrument.
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	TARGET
27.	Talons for future Coupons or Receipts to be attached to Definitive Instruments (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Instruments: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Instruments and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Instruments: amount of each instalment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
34.	If non-syndicated, name of Dealer:	HSBC Bank plc
35.	Additional selling restrictions:	Not Applicable
36.	TEFRA:	The D Rules apply

OPERATIONAL INFORMATION

37.	ISIN Code:	DE0008000431
38.	Common Code:	17983652
39.	German Securities Code (*WKN*):	800 043

40.	Any clearing system(s) other than Euroclear Bank S.A./N.V., as operator of the Euroclear System and Clearstream Banking, société anonyme, Luxembourg and the relevant identification number(s):	Clearstream Banking AG Frankfurt
41.	Delivery:	Delivery against payment
42.	Fiscal Agent:	DEPFA Deutsche Pfandbriefbank AG Frankfurt
43.	Additional Paying Agent(s) (if any):	Not Applicable

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Instruments described herein pursuant to the listing of the €25,000,000,000 Programme for the Issuance of Debt Instruments of DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and DEPFA ACS BANK (as from 30 October 2003)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of DEPFA BANK plc:

By: .... By: ....

Duly authorised Duly authorised

DEPFA BANK plc

RECEIVED
2004 APR 30 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Item No.	*Date*	*Document*
E.9	4 November 2003	Interim Report as at 30 September 2003 (US GAAP)

Interim **group report** as at 30 September 2003

++ INTERIM GROUP REPORT OF DEPFA BANK PLC AS AT 30 SEPTEMBER 2003 ++ ACCORDING TO US-GAAP ++

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 2.9 bn
Number of shares: 35,301,972


59.2%
40.8%

Free float
DEPFA Holding Verwaltungsgesellschaft mbH

8.50% Bayerische Beamten-Lebensversicherung aG

8.50% Schweizerische Lebensvers.- und Rentenanstalt

6.36% Versorgungsanstalt des Bundes u. d. Länder

5.78% Bankhaus Lampe KG

5.00% Deutscher Ring Beteiligungs-Holding

2.73% Schmidt-Bank

2.61% Entenial S.A.

1.30% Condor Lebensversicherungs-AG

Net income and ROE after tax


€m
300
250
200
150
100
50
0
%
30
25
20
15
10
5
0
26.9
20.5
14.8
22.3
29.7
174
162
137
236
269
1999
2000
2001
2002
09/2003

The figures for 1999-2000 are from the Segmental reporting by operating unit note in the DEPFA Group annual reports.

Group figures according to US-GAAP

	01.01.2003-30.09.2003 € m	01.01.2002-30.09.2002 € m	Change € m	Change %
Earnings				
Total net interest income	274	281	–7	–2.5
Net interest income incl. interest in trading derivatives	268	203	65	32.0
Net commission income	66	1	65	
Income from sale of assets	87	96	–9	–9.4
Trading result	45	–112	157	
of which from securities	43	–14	57	
of which derivatives valuation	8	–20	28	
of which interest	–6	–78	72	
Total earnings	**472**	**266**	**206**	**77.4**
Personnel expenditure	–49	–29	20	69.0
Other administrative expenditure	–29	–31	–2	–6.5
Depreciation on intangible assets	–4	–4		
Administrative expenditure	**–82**	**–64**	**18**	**28.1**
Other income & expenditure	–34	1	–35	
Provision for loan losses	–	–		
Net income before tax	**356**	**203**	**153**	**75.4**
Income & deferred tax	–79	–26	53	
Net income after tax	**277**	**177**	**100**	**56.5**
Minority interest income	–8	–11	–3	–27.3
Group net income	**269**	**166**	**103**	**62.0**
Key ratios				
Cost/income ratio	17.4%	24.1%		
Earnings per share € (according to US-GAAP)[1]	7.75	4.70	3.05	64.9
Earnings per share € (based on numbers of shares issued)	7.62	4.70	2.92	62.1
RoE after tax	29.7%	21.6%		
Portfolio	**30.09.2003**	**31.12.2002**		
Public sector finance	132,698	113,130	19,568	17.3
Equity	1,281	1,136	145	12.8
Total assets	173,841	145,847	27,994	19.2
Ratings	**Fitch**	**Moody's**	**S&P**	
DEPFA BANK plc	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P–1, Aa3, B	A–1+, AA–	
DEPFA ACS BANK	F1+, AA–	P–1, Aa3, C	A–1+, AA–	

(all figures relate solely to "continuing operations" and do not include results from "discontinued operations")

[1] weighted average number of shares in issue is adjusted for shares held under the compensation plan.

Contents

Letter to Shareholders

Ladies and Gentlemen,
dear Shareholders,

The end of DEPFA BANK's first full business year as a pure Public Finance bank is approaching and it's clearly apparent that we will far exceed our initial forecasts. We have raised our initial earnings forecast for 2003 once already this year and now we are in the happy position to do so again. Net profit for the year is now expected to total around € 350 million, which corresponds to a RoE of almost 30% after tax. Since a significant share of our revenues are generated on the basis of an interest margin that can be projected over a long-term time-frame we expect to see net income rise further in 2004 to reach more than € 350 m.

This strong outlook is based on our longstanding experience with a unique business model, which has been a resounding success for customers and investors alike. Three themes stem from this, each of which contributes to the positive outlook. Firstly, our funding costs have fallen considerably, both compared with the previous year (in absolute terms) and relative to our competitors. This was due to a significant improvement in investor acceptance, a very successful launch of the new Irish Asset Covered Securities products and our strong credit ratings. Secondly, our business strategy has clearly benefited from a significant increase in demand for funding by public sector authorities in our target markets. This trend has received considerable press coverage, as you will doubtless have noticed. Thirdly, former competitors are increasingly withdrawing from the public finance business.

These three factors have resulted in considerably higher margins for DEPFA's Budget Finance activities. They should, in our opinion, continue to impact positively in the coming years.

However, our achievements in 2003 are not by any means confined solely to the increased margins from our on-balance sheet business. Investment Banking achieved record results as well.

The upcoming EU enlargement should provide DEPFA Investment Bank - a specialist in converging markets - with substantial deal flow potential, both now and in the years to come. Since Europe and North America should have reached the bottom of their economic and fiscal cycles, the emerging recovery should offer a clear positive stimulus for the EU candidate countries. Good opportunities will be available in debt management, structured financing, advisory services and placements. Furthermore, numerous additional business ideas have been generated as a result of DEPFA Group's presence in the global public finance market. We have observed that on account of our proximity to customers and the market we are increasingly receiving numerous offers to work on transactions on a bilateral basis without competing head on in the marketplace. Overall, we are very optimistic about the outlook for our investment banking activities in the coming years.

Clearly, an important geographical focus of our expansion in the near future will be in the US, where rapidly-increasing budget deficits provide us with excellent opportunities to develop our business. We will therefore strengthen our efforts to offer attractive solutions to our US public-sector clients, who are facing rising challenges in their efforts to secure manageable funding solutions.

Net profit of € 93 million for the third quarter of 2003 matched the record result of € 93 million achieved in the second quarter. However, a one-off extraordinary expense of € 33 million must be taken into consideration for the quarter under review relating to a mortgage bond repurchasing operation in which most of the remaining outstanding DEPFA Deutsche Pfandbriefbank mortgage bonds were removed from the market. If this one-off item is stripped out it can be seen that operating earnings made further significant gains in the third quarter. It also has to be remembered that the one-off item will have a strongly positive effect on net interest income in future periods.

Group profit was € 269 million in the first nine months of the year, which represents a 62% rise year-on-year. Extended net interest income climbed 32% to € 268 million, while net commission income rose to € 66 million (after € 1 million in the same period of the previous year).

Administrative expenditure was up 28% year-on-year - in line with our projections. Key financial ratios also reflect the ongoing positive trend of the first two quarters: as of 30 September 2003, return on equity after taxes was 29.7%, the cost/income ratio 17.4%, and the core capital ratio 10%.

A total of € 52 billion in new business was generated during the first nine months of 2003, a 222% year-on-year increase. The total volume of Public Finance business increased to € 132.7 billion (+ 17.3% vs. 2002).

Going forward we intend over the coming years to broaden our product range and further diversify our activities from a geographical perspective. Given that our business model is based on a clearly-defined customer group, our mission is to continue providing extensive and innovative financing solutions to these customers. Our geographic expansion will in particular focus on the US market but we will also take advantage of opportunities in Asia.

Group balance sheet as at 30 September 2003 of DEPFA BANK plc

Assets (€ m)	30.09.2003	31.12.2002
Cash and balances with central banks	420	645
Loans and advances to banks	21,209	13,281
Loans and advances to customers	61,892	59,764
Debt securities and other fixed income securities	82,071	64,566
Equities and other non fixed income securities	35	23
Equity participations	6	7
Intangible assets	5	5
Property and equipment	13	15
Other assets	3,724	3,120
Accrued interest and prepaid expenses	4,466	4,421
Total assets	**173,841**	**145,847**

Shareholders' equity and liabilities (€ m)	30.09.2003	31.12.2002
Liabilities to banks	57,909	36,774
Liabilities to customers	6,258	3,554
Debt securities in issue	91,568	89,625
Other liabilities	10,990	8,605
Accrued interest and deferred income	4,466	4,752
Provisions	264	233
Hybrid capital	863	926
Minority interest	242	242
Total liabilities	**172,560**	**144,711**
Equity		
Subscribed capital	103	105
Capital reserve	371	396
Retained earnings	737	503
Other comprehensive income	70	132
Total equity	**1,281**	**1,136**
Total shareholders' equity and liabilities	**173,841**	**145,847**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	45	62
Irrevocable loan commitments	2,001	4,430

Group profit and loss account for the period 1 January to 30 September 2003 of DEPFA BANK plc

€ m	30.09.2003	30.09.2002
Interest receivable and similar income from		
lending and money market business	2,573	2,796
fixed income securities	2,511	2,010
Interest payable and similar expenses	–4,810	–4,525
Net interest income	**274**	**281**
Commission income	73	6
Commission expenditure	–7	–5
Income from sale of assets	**87**	**96**
Trading result	**45**	**–112**
Operating income	**472**	**266**
General administrative expenses	–78	–60
Depreciation and amortisation of intangible assets and property and equipment	–4	–4
Other income and expenditure	–34	1
Operating results before provision for loan losses	**356**	**203**
Provision for loan losses	–	–
Income before taxes	**356**	**203**
Income and deferred taxes	–79	–26
Income after taxes	**277**	**177**
Minority interest	**–8**	**–11**
Group net income from continuing operations	**269**	**166**
Results from discontinued operations	**–**	**–749**
Group net income	**269**	**–583**
Weighted average number of ordinary shares	34,710,387	35,301,972
Earnings per share from continuing operations (€)	**7.75**	**4.70**
Earnings per share for discontinued operations (€)	**–**	**–21.22**
Total earnings per share (€)	**7.75**	**–16.52**
Diluted earnings per share (€)	**7.75**	**–16.52**

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital-reserve	Retained earnings	Other comprehensive income: Unrealised gains/losses from market valuation of securities	Other comprehensive income: Unrealised result from cash flow hedges	Total 2003	Total 2002
Balance at 1 January	105	396	503	106	26	1,136	2,213
Spin off of Areal Bank							–550
Group net income			269			269	–583[1]
Other comprehensive income				–33	–29	–62	8
Comprehensive income			**269**	**–33**	**–29**	**207**	**–1,125**
Dividends			–35			–35	–42
Sale of Treasury Shares						–	–23
Purchase of shares for compensation scheme	–2	–32				–34	–
Share compensation cost		7				7	–
Balance at 30 September	**103**	**371**	**737**	**73**	**–3**	**1,281**	**1,069**

[1] Including result from discontinued operations of (€ 749m)

Quarterly Performance of DEPFA BANK

Profit and loss account according to US-GAAP	2002 € m				2003 € m			Change Q2 to Q3	
	Q1[1]	Q2	Q3	Q4	Q1	Q2	Q3	€ m	%
Net interest income	72	108	101	17	80	100	94	–6	–6
Net interest income incl. interest in trading results	68	64	71	82	80	95	93	–2	–2
Net commission income	–1	–2	4	31	20	16	30	14	88
Income from sale of assets	43	27	26	3	18	34	35	1	3
Trading result	–4	–31	–77	91	26	4	15	11	275
of which: securities and derivatives trading	–6	9	–17	13	16	16	11		
FAS 133 valuation effect	6	4	–30	13	10	–7	5		
interest	–4	–44	–30	65	–	–5	–1		
Total operating income	**110**	**102**	**54**	**142**	**144**	**154**	**174**	**20**	**13**
General administrative expenditure	–18	–23	–19	–31	–26	–26	–26	–	–
Depreciation	–2	–	–2	–2	–1	–1	–2	1	100
Administrative expenditure	**–20**	**–23**	**–21**	**–33**	**–27**	**–27**	**–28**	**1**	**4**
Other income and expenditure	1	–	–	–5	–2	–4	–28	–24	
Provision for loan losses	–	–	–	–	–	–	–		
Income before taxes	**91**	**79**	**33**	**104**	**115**	**123**	**118**	**–5**	**–4**
Income and deferred tax	–27	6	–5	–33	–29	–27	–23	–4	–15
Income after income taxes	**64**	**85**	**28**	**71**	**86**	**96**	**95**	**–1**	**1**
Minority interest income	–6	–1	–4	–1	–3	–3	–2	–1	
Group net income from continuing operations	**58**	**84**	**24**	**70**	**83**	**93**	**93**	**–**	**–**
Result from discontinued operations	18	–319	–448	–53	–	–	–	–	–
Group net income	**76**	**–235**	**–424**	**17**	**83**	**93**	**93**	**–**	**–**

[1] The profit and loss account figures for Q1 2002 are based on the DEPFA Group Interim Report as at 31 March 2002 reclassified for discontinued operations.

Basis of accounting

The Consolidated Financial Statements of DEPFA Group are prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP).

The accounting policies applied in the preparation of the Consolidated Financial Statements 2002 were also applied for this interim report, including the calculation of comparative figures for the previous year.

No new companies have been included in the consolidated financial statements for the period to 30 September 2003.

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2002.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 September 2002 are based on the DEPFA Group interim report as at 30 September 2002.

(1) Loans and advances to banks

€ m	30.09.2003	31.12.2002
Public sector loans	5,610	6,164
Other loans and advances	15,536	7,093
Net deferred items	63	24
of which premiums	63	24
of which discounts	–	–
Total	**21,209**	**13,281**
of which repayable on demand	425	797

(2) Loans and advances to customers

€ m	30.09.2003	31.12.2002
Public sector loans	55,463	53,008
Property loans	4,854	5,787
Other loans and advances	1,501	1,019
Net deferred items	215	92
of which premiums	232	118
of which discounts	–17	–26
Less provision for loan losses	–141	–142
Total	**61,892**	**59,764**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	2003	2002
Balance at 1 January	**142**	**801**
Additions		
Provision for loan losses charged to the profit and loss account	–	–
Reductions		
Transfers as part of spin-off	–	–561
Charge-offs	–1	–95
Recoveries	–	–3
Balance at 30 September	**141**	**142**

(4) Debt securities and other fixed income securities

€ m	30.09.2003	31.12.2002
Held to maturity	2	59
Available for sale	81,407	63,925
Trading	662	582
Total	**82,071**	**64,566**

(5) Liabilities to banks

€ m	30.09.2003	31.12.2002
Deposits	15,592	8,929
Other liabilities	42,324	27,848
Net deferred items	–7	–3
Total	**57,909**	**36,774**
of which due on demand	1,269	1,399

(6) Liabilities to customers

€ m	30.09.2003	31.12.2002
Deposits	4,427	2,180
Other liabilities	1,831	1,373
Net deferred items	–	1
Total	**6,258**	**3,554**
of which due on demand	753	4

(7) Debt securities issued

€ m	30.09.2003	31.12.2002
Debt securities issued		
Public sector covered bonds	64,982	58,222
Mortgage covered bonds (Hypothekenpfandbriefe)	1,440	2,238
Other debt securities	6,606	9,103
Money market securities	19,660	20,351
Net deferred items	–1,120	–289
Total	**91,568**	**89,625**

(8) Net interest income

€ m	30.09.2003	30.09.2002
Interest income from public sector finance	2,249	2,379
Interest income from other lending business and money market transactions including property finance	324	417
Interest income from fixed income securities	2,511	2,010
Interest expenditure for		
Pfandbriefe (asset covered bonds)	–2,082	–2,232
Other debt securities	–306	–414
Borrowings	–35	–50
Hybrid capital	–47	–60
Other banking transactions	–2,340	–1,769
Total	**274**	**281**

(9) Net commission income

€ m	30.09.2003	30.09.2002
Commission income from banking transactions	73	6
Commission expenditure from banking transactions	–6	–5
Other commission expenditure	–1	–
Total	**66**	**1**

(10) Trading result

€ m	30.09.2003	30.09.2002
Securities trading results	43	–14
Valuation of derivatives / FAS 133	8	–20
Net interest on trading derivatives	–6	–78
Total	**45**	**–112**

(11) General administrative expenses

€ m	30.09.2003	30.09.2002
Personnel expenditure		
Wages and salaries	42	24
Social security costs	7	5
(of which for pensions)	(4)	(1)
Other administrative expenditure	29	31
Total	**78**	**60**

(12) Incentive compensation programme

At 30 September 2003, the Trust established to purchase shares under the Group incentive programme held 918,600 shares of DEPFA BANK plc at a cost of € 47 million. Compensation cost relating to the programme recognised in the profit and loss account to 30 September 2003 amounted to € 7 million. No treasury shares were held as at 30 September 2003.

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 September 2003:

€ m	Nominal amount Residual maturity < = 1 year	1 – 5 years	> 5 years	Total
Interest rate and currency swaps	30,529	53,828	84,030	168,387
Interest rate futures and forward rate agreements	1,502	193	1,769	3,464
Interest rate options purchased	412	136	956	1,504
Interest rate options written	1,636	804	1,341	3,781
Other interest rate contracts	1,026	2,079	4,088	7,193
Foreign exchange forward contracts	4,055	–	–	4,055
Credit derivatives	171	2,801	2,737	5,709
Total	**39,331**	**59,841**	**94,921**	**194,093**

Other details

New commitments

€ m	1.1.–30.09.2003	1.1.–30.09.2002
Public sector finance	50,450	15,422
Other loans	1,121	590
Total	**51,571**	**16,021**

Primary sale of debentures including loans taken up

€ m	1.1.–30.09.2003	1.1.–30.09.2002
Public sector covered bonds (Öffentliche Pfandbriefe)	15,867	6,238
Other debentures	664	2,082
Loans taken up	368	40
Total	**16,899**	**8,360**

Average number of employees

	30.09.2003	30.09.2002
Total	**334**	**299**
of which part time employees	17	17

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital (€ m)	30.09.2003	31.12.2002
Core capital (Tier I)	1,266	1,266
Supplementary (Tier II)	863	863
Total regulatory capital	**2,129**	**2,129**

Capital adequacy ratios	30.09.2003	31.12.2002
BIS risk weighted assets (€ m)	12,548	12,146
Core capital ratio (Tier I)	10.0%	10.4%
Total capital ratio (Tier I + II)	**16.9%**	**17.5%**

All of the above regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparsions.

DEPFA BANK plc is regulated by the Irish Financial Services Regulatory, formerly the Central Bank of Ireland (CBI). On a group level, DEPFA BANK plc has to conform to the regulations of the Irish Financial Services Regulatory Authority which applies a capital/risk asset framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD).

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-840, Fax +44 20 7495-0580

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

New York Agency
570 Lexington Ave., 39th floor
New York, N.Y. 10022, United States
Phone +1 212 682-6474, Fax +1 212 867-7810

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-840, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2-chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620, Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 420 79 93



++ INTERIM GROUP REPORT OF DEPFA BANK PLC AS AT 30 SEPTEMBER 2003 ++ ACCORDING TO US-GAAP ++

DEPFA BANK

DEPFA BANK plc
3, Harbourmaster Place · Dublin 1, Ireland
Phone +353 1 607-1600 · Fax +353 1 829-0213
www.depfa.com · info@depfa.com

DEPFA BANK plc

Item No.	*Date*	*Document*
E.10*	17 December 2003	Information Memorandum for the €15,000,000,000 Euro Commercial Paper and Certificate of Deposit Programme 2003 Update

* Also, Item No. F.5.

DEPFA BANK public limited company
Dublin, Republic of Ireland

DEPFA Deutsche Pfandbriefbank AG
Frankfurt am Main, Bundesrepublik Deutschland

Unvollständiger Prospekt für die Zulassung der unter dem

€15,000,000,000
Euro-Commercial Paper and Certificate of Deposit Programme

zu begebenden Schuldverschreibungen

zum Börsenhandel mit amtlicher Notierung
an der Frankfurter Wertpapierbörse gemäß § 44 BörsZulV

Dieser unvollständige Prospekt besteht aus Deck- und Abschlagseiten sowie dem hiervon umfassten Information Memorandum.

INFORMATION MEMORANDUM 17 December, 2003

DEPFA BANK

DEPFA BANK plc
DEPFA Deutsche Pfandbriefbank AG

€15,000,000,000

Euro-Commercial Paper and

Certificate of Deposit Programme

Rated: AA-/F1+ by Fitch and A-1+ by Standard & Poor's

Unvollständiger Prospekt

über die Zulassung von Schuldverschreibungen zum Börsenhandel mit amtlicher Notierung an der Frankfurter Wertpapierbörse gemäß § 44 Börsenzulassungs-Verordnung

Notes and CDs issued under this Programme are admitted for official quotation on the Frankfurt Stock Exchange.

Arranger:
UBS Investment Bank

Dealers:

Citibank International plc
Deutsche Bank
JPMorgan
DEPFA BANK plc
Goldman Sachs International
UBS Investment Bank

Issuing and Paying Agent:
Deutsche Bank

German Paying Agent and, for listed issues, Frankfurt Listing Agent:
Deutsche Bank

CREST Agent:
HSBC Bank plc

This Information Memorandum (which term shall mean "Unvollständiger Prospekt" in accordance with § 44 of the Regulation Concerning the Admission of Securities to Official Listing on a Stock Exchange of 15 April, 1987, as amended) contains summary information provided by DEPFA BANK plc and DEPFA Deutsche Pfandbriefbank AG (("the Pfandbriefbank") and, together with DEPFA BANK plc, the "Issuers" and each an "Issuer") in connection with a Euro-Commercial Paper and Certificate of Deposit Programme (the "Programme") under which the Issuers may (but are not obliged to) issue and have outstanding at any time short-term promissory notes (the "Notes") and certificates of deposit (instruments evidencing a time deposit with a commercial bank) (the "CDs") up to a maximum aggregate amount of €15,000,000,000 (subject to a right to increase that amount by notice to the Dealers (as defined below) and satisfaction of certain conditions precedent) or the equivalent of such amount in alternative currencies. The Issuers have appointed the Dealers (as defined below) as dealers for the Notes and CDs under the Programme, and have authorised and requested the Dealers (as defined below) to circulate this Information Memorandum in connection therewith.

Each Issuer accepts responsibility for the information contained in this Information Memorandum. To the best of the knowledge and belief of each Issuer (each of which has taken all reasonable care to ensure that such is the case), the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Each Issuer confirms that, only in respect of information relating to such Issuer, the Information Memorandum is true and accurate and complete in all material respects and not misleading in any material respect; that there are no other facts in relation to the information contained herein the omission of which would, in the context of the issue of the Notes or, as the case may be, CDs, make any statement herein misleading in any material respect; and that all reasonable enquiries have been made to verify the foregoing. Each Issuer (in respect of the information relating to such Issuer) further confirms that the Information Memorandum contains all such information as investors and their professional advisers would reasonably require, and reasonably expect to find, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of the relevant Issuer and its subsidiaries (if any) and of the rights attaching to the relevant Notes, or, as the case may be, the CDs.

This Information Memorandum should be read and construed together with any supplements hereto and with the most recently published annual report and accounts of the relevant Issuer (except in respect of Notes or, as the case may be, CDs to be listed on the Frankfurt Stock Exchange).

The documentation to be entered into in connection with the update of the Programme was signed on 17 December, 2003. The admission of the Programme to official quotation on the Frankfurt Stock Exchange is expected to take effect on or about 17 December, 2003.

The establishment of the Programme was authorised by a resolution of the Managing Board of the Pfandbriefbank passed on 23 January, 2002. The first update of the Programme and the accession of DEPFA BANK plc as an Issuer of Notes and CDs under the Programme were authorised by resolutions of a duly appointed committee of the Board of Directors of DEPFA BANK plc and the Managing Board of the Pfandbriefbank on 27 November, 2002 and 29 October, 2002, respectively. This update of the Programme was authorised by resolutions of a duly appointed committee of the Board of Directors of DEPFA BANK plc and the Managing Board of the Pfandbriefbank on 9 December, 2003 and 2 December, 2003, respectively.

There are no, nor have there been any, litigation, arbitration or administrative proceedings involving any of DEPFA BANK plc or any of its subsidiaries or the Pfandbriefbank or any of its subsidiaries (and no such proceedings are pending or threatened) which have or may have had during the last two business years prior to the date of this document a significant effect on the financial position of DEPFA BANK plc, or the Pfandbriefbank or of DEPFA BANK plc and its subsidiaries or of the Pfandbriefbank and its subsidiaries taken as a whole.

Save as disclosed herein, since 31 December, 2002, the last day of the financial year in respect of which the most recent audited consolidated financial statements of DEPFA BANK plc and the most recent audited unconsolidated financial statements of the Pfandbriefbank were published, there has been no significant change in the financial or trading position and no material adverse change in the financial position or prospects of DEPFA BANK plc or the Pfandbriefbank or of DEPFA BANK plc and its subsidiaries taken as a whole or of the Pfandbriefbank and its subsidiaries taken as a whole.

The consolidated financial statements of DEPFA BANK plc have been audited for the year ended 31 December, 2002 by PricewaterhouseCoopers and an unqualified opinion has been obtained thereon. The consolidated and unconsolidated financial statements of the Pfandbriefbank for the years ended 31 December, 2000 and 2001 and the unconsolidated financial statements of the Pfandbriefbank for the year ended 31 December, 2002 have been audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, and unqualified opinions have been obtained thereon.

The documents referred to in this Information Memorandum may be inspected during usual business hours on any working day at the offices of each of DEPFA BANK plc at International House, 3 Harbourmaster Place, International Financial Services Centre, Dublin 1, the Pfandbriefbank at An der Welle 5, 60322 Frankfurt am Main and Deutsche Bank Aktiengesellschaft at Grosse Gallusstrasse 10-14, 60272 Frankfurt am Main.

Citibank International plc, Deutsche Bank AG London, Goldman Sachs International, J.P. Morgan Securities Ltd. and UBS Limited (the "Dealers") have not independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, expressed or implied, is made and no responsibility is accepted by the Dealers as to the accuracy or completeness of this Information Memorandum or any supplement hereto or further information supplied by the Issuers in connection with the Programme. The Dealers expressly do not undertake to review the financial condition or affairs of the Issuers during the life of this Programme.

Potential purchasers of Notes or CDs should determine for themselves the relevance of the information contained in this Information Memorandum as supplemented from time to time and their interest in the purchase of any Notes or CDs should be based upon such investigation, as they themselves deem necessary. This Information Memorandum should not be considered as a recommendation that any recipient hereof should purchase any of the Notes or CDs.

This Information Memorandum does not constitute an offer or invitation by or on behalf of either Issuer or the Dealers to subscribe for or purchase any of the Notes or CDs issued pursuant to the Programme or any participation therein.

No person has been authorised to give any information or to make any representation not contained in this Information Memorandum or any supplement hereto and, if given or made, such information or represention must not be relied upon as having been so authorised. Neither the delivery of this Information Memorandum at any time nor any offer, sale or delivery of the Notes or CDs shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the financial or other condition of either Issuer or their respective subsidiary companies since the date hereof.

The distribution of this Information Memorandum and the offering, sale or delivery of the Notes or CDs in certain jurisdictions may be restricted by law. Persons into whose possession this Information Memorandum comes are required by the Issuers and the Dealers to inform themselves about and to observe any such restrictions. In particular, offers and sales of the Notes or CDs are subject to certain restrictions relating to the United States of America, the United Kingdom, Japan, Switzerland, the Republic of Ireland and the Federal Republic of Germany, details of which are set out under "Selling Restrictions" below. This Information Memorandum should not be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such an offer or solicitation.

The Notes or CDs have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and include Notes and CDs in bearer form that are subject to U.S. tax law requirements. The Notes and CDs may not be offered, sold or delivered within the United States or to or for the benefit of, U.S. persons unless the Notes and CDs are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

This Information Memorandum is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This Information Memorandum must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Information Memorandum relates is available only to relevant persons and will be engaged in only with relevant persons.

This Information Memorandum may only be communicated or caused to be communicated (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) in circumstances in which Section 21(1) of the FSMA does not apply to the Issuers.

All references in the Information Memorandum to "dollars", "U.S. dollars", "$", "USD" or "U.S.$" are to the currency of the United States of America, all references to "Deutsche Mark", "German Marks", "DEM" and "DM" are to the currency which was legal tender in the Federal Republic of Germany until 31 December, 2001, all references to "euro", "Euro", "EUR" and "€" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended and references to"yen" and "¥" are to Japanese Yen.

TABLE OF CONTENTS

SUMMARY OF THE PROGRAMME AND THE TERMS AND CONDITIONS OF THE NOTES AND CERTIFICATES OF DEPOSIT

Issuers	DEPFA Bank plc DEPFA Deutsche Pfandbriefbank AG ("the Pfandbriefbank")
Keep-well Statement	Debt instruments issued by the Pfandbriefbank (which include the Notes and CDs issued pursuant to this Programme) have the benefit of a keep-well statement given by DEPFA BANK plc. This statement is contained in a Letter of Comfort dated 6 August, 2002 and issued by DEPFA BANK plc to the Pfandbriefbank which can be summarised as follows: "So long as [DEPFA BANK plc] remain[s] a majority shareholder (or remain[s] in control of a majority of the shares) of [the Pfandbriefbank], [it] will ensure that [the Pfandbriefbank] is able to meet its contractual obligations." This statement does not constitute a guarantee.
Form	The Notes and CDs will be issued on an interest bearing (fixed or floating rate) or discounted basis and, except for U.S. dollar, Euro or sterling denominated CDs elected to be issued in uncertificated form in the CREST relevant system of which CrestCo Limited (or any successor thereto) has been approved as operator, will be issued in definitive and global form. Global Notes denominated in sterling and held through Euroclear Bank S.A./N.V., as operator of the Euroclear system ("Euroclear") and/or Clearstream Banking, société anonyme are exchangeable in whole only, for definitive Notes at the option of the bearer. Global Notes (i) denominated in currencies other than sterling and held through either Euroclear (which for this purpose shall include Euroclear France S.A.) and/or Clearstream Banking, société anonyme or (ii) held through Clearstream Banking AG are only exchangeable for definitive Notes upon the occurrence of an Exchange Event. Global CDs held through Euroclear and/or Clearstream Banking, société anonyme are exchangeable for definitive CDs in whole only, at the option of the bearer. Global CDs held through Clearstream Banking AG and/or Euroclear France S.A. are only exchangeable for definitive CDs upon the occurrence of an Exchange Event. CDs denominated in U.S. dollar, Euro or sterling may be issued in uncertificated form where such CDs are to be issued in the CREST relevant system of which CrestCo Limited (or any successor thereto) has been approved as operator. Notes and CDs which are to be cleared through CrestCo Limited (or any successor thereto) will have a maximum maturity of 364 days.
Tenor	Not less than 7 days for unlisted Notes and CDs (or such shorter time as may be practicable as the relevant Issuer and the relevant Dealer(s) may agree) and not less than 30 days for listed Notes and CDs. Not more than two years in the case of Euro or U.S. Dollar denominated Notes and CDs and otherwise not more than 364 days. In individual cases longer maturity periods can be agreed upon, subject in each case to compliance with the laws and regulations as well as the guidelines of the competent central bank or other competent bodies applicable to the chosen currency or currency unit.

Denomination(s)	U.S.$500,000, U.S.$1,000,000, €500,000, €1,000,000, Yen 100,000,000, GB£500,000, GB£1,000,000, Swiss Francs 1,000,000 or, if denominated in one of the optional currencies referred to below, an amount equivalent (in the case of Notes or CDs to be issued by the Pfandbriefbank) on the relevant date of issue or (in the case of Notes or CDs to be issued by DEPFA Bank plc) at the time the Programme is first publicised to at least €500,000. The minimum denominations of Notes or CDs denominated in other currencies will be in accordance with any applicable legal and regulatory requirements. Minimum denominations may be changed from time to time.
Optional Currencies	Any freely transferable and convertible currency, provided that the issue of Notes or CDs denominated in such currency is not prohibited by or contrary to any law and subject to any relevant permission of the regulatory authorities concerned having been obtained as may be agreed between the relevant Issuer and the relevant Dealer from time to time.
Delivery	Notes and CDs may be held by Clearstream Banking, société anonyme and/or Euroclear and/or Euroclear France S.A. and/or Clearstream Banking AG, and definitive Notes and definitive CDs are also available for physical delivery. CDs denominated in U.S. dollar, sterling or Euro may be issued in uncertificated form where such CDs are to be issued in the CREST relevant system of which CrestCo Limited (or any successor thereto) has been approved as operator. In such circumstances, other than in certain limited circumstances, no physical delivery shall be available.
Maximum Amount	The outstanding principal amount of the Notes and CDs will not exceed €15,000,000,000 (or its equivalent in other currencies) at any time, subject to the Issuers being able to increase the maximum amount upon conditions set out in the Dealer Agreement.
Status	The Notes and CDs will rank at least *pari passu* as to priority of payment with all other unsecured and unsubordinated indebtedness of, or guaranteed by, the Issuers (other than obligations preferred by mandatory provisions of law).
Listing	Notes and CDs issued under the Programme may be listed for official quotation on the Frankfurt Stock Exchange provided the Notes and/or CDs have a minimum maturity of 30 days and are suitable with regard to currency and other specific conditions. Notes and CDs listed for official quotation on the Frankfurt Stock Exchange will be held through Clearstream Banking AG. On behalf of the Issuers the Frankfurt Listing Agent will apply at the appropriate time for the official quotation of the Notes and/or CDs of each series at the Frankfurt Stock Exchange and publish the specific conditions of the Notes and/or CDs in amendments to this Information Memorandum in accordance with the terms and conditions of the Notes and/or CDs (see also Notices below).
Ratings	As at the date of this Information Memorandum, the short term debt of each Issuer has been assigned a rating of F1+ ("Highest Credit Quality for International Short-Term Credit Ratings") and the long-term debt of each Issuer has been assigned a rating of AA- ("Very High Credit Quality for International Long-Term Credit Ratings") by Fitch Ratings Ltd. and the Programme has been assigned a rating of "A-1+" by Standard & Poor's, A Division of the McGraw-Hill Companies GmbH. Investors and prospective investors in the Notes and/or CDs

	should note that ratings are subject to revision and review from time to time. Notes or CDs issued under the Programme may be rated or unrated. Where Notes or CDs are rated, such rating will not necessarily be the same as the ratings assigned to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Issuer Substitution	Each Issuer may, in accordance with the terms and conditions of the Notes and CDs, substitute for itself any consolidated subsidiary, successor or assign or its parent company as principal obligor. Such substitution is not conditional on the maintenance of any applicable rating.
Notices	Unless otherwise specified in the terms and conditions applicable to a particular issue of Notes and/or CDs, all notices concerning the Notes shall be published in a leading daily newspaper designated by the Frankfurt Stock Exchange for notices of such kind and having general circulation in Germany which is expected to be the *Börsen-Zeitung*. The Issuer may, in lieu of such publication and if so permitted by the rules of the Frankfurt Stock Exchange, deliver all such notices to the Relevant Clearing System(s).
Supplements to the Information Memorandum	If a supplement is prepared by the Issuers in relation to this Information Memorandum a notice to that effect shall be published in a leading daily newspaper designated by the Frankfurt Stock Exchange for notices of such kind, which is expected to be the *Börsen-Zeitung*, and copies of such supplement shall be made available at the offices of the German Paying Agent and the Frankfurt Stock Exchange.
Selling Restrictions	Offers, sales and deliveries of the Notes or CDs and the distribution of offering material in relation thereto are subject to certain restrictions, details of which are set out under "Selling Restrictions" below.
Withholding Tax	Payments on the Notes and CDs will be made free and clear of withholding for any taxes imposed in the Republic of Ireland on the basis and subject to the exceptions in section "Taxation – Taxation in the Republic of Ireland" (where DEPFA BANK plc is the Issuer) and the Federal Republic of Germany (where the Pfandbriefbank is the Issuer).
Terms and Conditions and Governing Law	The terms and conditions of the Notes and CDs are contained in the relevant forms of Notes and CDs (pages 102 to 129). The Notes and the CDs will be governed by, and shall be construed in accordance with, English law.
Arranger	UBS Limited
Dealers	Citibank International plc DEPFA BANK plc Deutsche Bank AG London Goldman Sachs International J.P. Morgan Securities Ltd. UBS Limited
Issuing and Paying Agent	Deutsche Bank AG
German Paying Agent and, for listed issues, Frankfurt Listing Agent	Deutsche Bank Aktiengesellschaft
CREST Agent	HSBC Bank plc

Introduction

DEPFA BANK public limited company ("DEPFA BANK plc") was incorporated in the Republic of Ireland on 9 October, 2001 and, following completion of the reorganisation referred to below, is the parent company of the DEPFA BANK plc group of companies, comprising DEPFA BANK plc and its consolidated subsidiaries (the "Group"), which is a specialist provider of financial services to public sector clients. DEPFA BANK plc is a public limited company based in Dublin and holds a universal banking license from the Irish Financial Services Regulatory Authority as part of the Central Bank and Financial Services Authority of Ireland (formerly, the Central Bank of Ireland) (the "Authority") under the Irish Central Bank Act, 1971 (as amended). DEPFA BANK plc has been registered in the Irish Companies Registration Office, and has been given company number 348819. Its shares are listed on the Frankfurt Stock Exchange with a free float of 100 per cent. It has a network of subsidiaries, branches and offices across many European countries, as well as in North America and Asia.

The Group including DEPFA BANK plc provides a broad range of products and services to public sector entities, from government budget financing and financing of infrastructure projects to placing of public sector assets and other investment banking products including advisory services.

Certain Business Developments

The aim of the Group is to position itself within a few years as one of the world's leading providers of public sector financial services. The Group intends to cover the entire value chain for public sector finance with a wide range of services. The Group plans to expand its product range as well as its geographical reach. To support this strategy the Group intends to further strengthen its capital market activities.

The Group has direct client contacts with many state entities. In addition, management of the Group (the "Management") believes that the Group is, at the date of this Information Memorandum, a cost leader in the field of capital market transactions. Management believes that over the last eight years the Group has enhanced its position with respect to its competitors. This relative improvement has been made possible by paying close attention to the investor base. Management believes that the Group's capital and money market products are well suited to the needs of major institutional investors worldwide and this has been complemented for many years by direct account management on the money market side. The Group is in regular contact with global fixed income investors via its deposit business. The Group intends to reinforce these relationships still further and use them over the next few years to sell other capital market products, including derivatives.

The Group is aiming to expand its public sectors financing business and to supplement its budget finance activities with higher margin business. Management believes that the Group's low cost production gives the Group an advantage in a highly competitive market.

Management believes that the Group's expertise in credit analysis of public sector entities allows greater accuracy in pricing of public sector loans and, in particular, more effective risk control. The standards of the Group's credit analysis have uniform application worldwide in the Group and are integrated in the Group's internal rating system. Management believes this expertise gives the Group a competitive advantage when entering new markets.

The Group's goal is to focus on those public sector entities involved in large volume business. The Group advises individual public sector debtors on their international capital market transactions or preparations for the ratings process. In addition to pure budget financing, the Group has also built up infrastructure financing in recent years.

In future, the Group plans to increase its placement activities in Western Europe using its London branch as a springboard for that purpose and taking advantage of the Group's ties to institutional investors on the one hand (lenders) and public sector entities (borrowers) on the other.

Management of the Group believes that the establishment of DEPFA ACS BANK ("DEPFA ACS"), incorporated in the Republic of Ireland, brought significant benefits for the budget finance business, which is traditionally characterised by large volumes, high asset quality and relatively low margins. Management believes these benefits arose from improved funding opportunities and the ability of DEPFA ACS to issue an additional fixed income product in the capital markets, namely public credit covered securities under the Asset Covered Securities Act, 2001 of the Republic of Ireland (the "ACS Act").

The Group has strengthened its base in the United States by establishing an agency of DEPFA BANK plc in New York. (See further details under "Current Position and Recent Developments" below).

Management believes that the Group has a unique market position in Central and Eastern Europe and is already well placed in practically every country in that region through its investment-banking arm, DEPFA Investment Bank Limited ("DIBL"). The Group uses investment banking techniques in its activities in these regions, i.e. relating primarily to advisory and placement business. The Group (through DIBL) has pursued its aim of expanding into Asia by opening a representative office in Hong Kong. Its remit will be to source investment bank business of the type which it currently conducts in Eastern Europe.

For the past four years, the Group has been operating in Japan via a branch of DEPFA Deutsche Pfandbriefbank AG.

Current Position and Recent Developments

At the date of this Information Memorandum the covered bond issuing activities were being conducted by two subsidiaries of DEPFA BANK plc: DEPFA Deutsche Pfandbriefbank AG, based in Frankfurt, which is responsible for the issue of Pfandbriefe in Germany; and DEPFA ACS as the Irish asset covered securities bank, which is responsible for the issue of public credit covered securities under the terms of the ACS Act. The ACS Act allows for the issue of asset covered securities which are similar to the German Pfandbriefe. Management intends that the Group continue to issue covered bonds denominated in U.S. dollars, with a view to further expanding the investor base in the North American market especially, as well as in the Asian markets. At the date of this Information Memorandum the Group concentrates on three main areas of public sector financing: budget financing, infrastructure financing and the investment banking business.

Following successful applications made by the management of the Group to the Superintendent of Banks in the State of New York and to the Board of Governors of the Federal Reserve System, the Group has obtained a license to establish and maintain an agency of the Group in the State of New York. The agency's remit will be to source public sector financing activities which complement the Group's activities in Europe and Asia, including providing liquidity support facilities for U.S. municipalities and government-sponsored enterprises, as well as selling credit protection on such entities.

DEPFA ACS issued its first Asset Covered Securities on 6 March, 2003. The issue was initially €4,000,000,000 in size with a maturity of five years and was increased on 2 May, 2003 by a further issue in the amount of €1,000,000,000 to an aggregate principal amount of €5,000,000,000. DEPFA ACS issued its third Asset Covered Securities on 30 May, 2003 in the amount of €3,500,000,000 with a maturity of ten years. On 28 October, 2003, DEPFA ACS issued its fourth Asset Covered Securities due October 2008, in the amount of U.S.$1,250,000,000. Effective 1 August, 2003, DEPFA ACS joined DEPFA BANK plc and the Pfandbriefbank as a co-issuer on the Group's euro medium-term note programme (the "EMTN Programme"). Pursuant to the EMTN Programme, DEPFA ACS issued Yen50,000,000,000 Asset Covered Securities on 22 September, 2003, U.S.$400,000,000 Asset Covered Securities on 9 October, 2003 and U.S.$80,000,000 zero coupon Asset Covered Securities on 27 October, 2003.

Business Performance and Outlook

Net profit of €93 million for the third quarter of 2003 matched the record result of €93 million achieved in the second quarter. However, a one-off extraordinary expense of €33 million must be taken into consideration for the quarter under review relating to a mortgage bond repurchasing operation in which most of the remaining outstanding DEPFA Deutsche Pfandbriefbank AG mortgage bonds were removed from the market. If this one-off item is removed it can be seen that operating earnings made further significant gains in the third quarter.

Group profit was €269 million in the first nine months of the year, which represents a 62 per cent. rise year-on-year. Extended net interest income climbed 32 per cent. to €268 million, while net commission income rose to €66 million (after €1 million in the same period of the previous year).

Administrative expenditure was up 28 per cent. year-on-year. Key financial ratios also reflect the ongoing positive trend of the first two quarters: as of 30 September, 2003, return on equity after taxes was 29.7 per cent., the cost/income ratio 17.4 per cent., and the core capital ratio 10 per cent.

A total of €52 billion in new business was generated during the first nine months of 2003, a 222 per cent. year-on-year increase. The total volume of Public Finance business increased to €132.7 billion (+ 17.3 per cent. in comparison to 2002).

Going forward, the Group intends over the coming years to broaden its product range and further diversify its activities from a geographical perspective. Given that the Group's business model is based on a clearly-defined customer group, its mission is to continue providing extensive and innovative financing solutions to these customers. The Group's geographic expansion will in particular focus on the U.S. market but the Group also intends to take advantage of opportunities in Asia.

Since 30 September, 2003, and save as otherwise disclosed in this Information Memorandum, there have been no significant changes in the development of DEPFA BANK plc or the Group. Management believes that the Group is developing in line with its expectations.

Taxation

DEPFA BANK plc is located in the International Financial Services Centre (the "IFSC") in Dublin, Ireland. The IFSC is a special business centre for which lower tax rates apply for offshore business. DEPFA BANK plc received a certificate under section 446 of the Irish Taxes Consolidation Act 1997, certifying eligibility for lower tax rates effective from 15 May, 2002. This lower tax rate is scheduled to terminate on 31 December, 2005. The government of Ireland has provided for a general rate of 12.5 per cent. corporation tax on all other trading income since 2 January, 2003. Management expects that DEPFA BANK plc should be able to avail of this rate when its lower rate terminates in 2005.

Registered Office

The registered office of DEPFA BANK plc is International House, 3 Harbourmaster Place, IFSC, Dublin 1, Ireland. The registered number of DEPFA BANK plc is 348819.

Branches, Representative Offices and Subsidiaries of DEPFA BANK plc

The Group currently has a presence in the following cities through its network of branches, representative offices and subsidiaries: Amsterdam, Copenhagen, Dublin, Frankfurt am Main, Hong Kong, London, Madrid, New York, Nicosia, Paris, Rome and Tokyo.

On 30 June, 2003, DePFA USA Inc., a wholly owned subsidiary of DEPFA BANK plc, was dissolved. As a result, DEPFA UK Ltd, a former subsidiary of DePFA USA Inc., became a wholly owned subsidiary of DEPFA BANK plc.

Objects and Share Capital

The primary object of DEPFA BANK plc is to carry on the business of banking in all its forms, including borrowing, raising or taking up money and employing and using the same.

As of 31 December, 2002, DEPFA BANK plc's authorised share capital consisted of €130 million comprised of 43,333,334 shares with a par-value of €3 each. DEPFA BANK plc's issued share capital was €106 million comprised of 35,301,972 shares and was fully paid-up. DEPFA BANK plc's shares are entitled to dividends and are not divided into classes. Each share is entitled to one voting right. DEPFA BANK plc does not hold any of its own shares.

On 4 and 5 November, 2003 the major shareholder of DEPFA BANK plc, DEPFA Holding Verwaltungsgesellschaft mbH, sold its entire 40.8 per cent. stake in DEPFA BANK plc after more than twelve years, having participated in the initial privatisation and initial public offering in March 1991. Altogether 14.4 million shares were placed with institutional investors by way of an Accelerated Global Tender at a price of €90.00. As a result of the placement the free float of DEPFA BANK plc's shares increased to 100 per cent., thereby strengthening DEPFA BANK plc's position in various share indices such as the German MDAX in terms of market capitalisation of free float.

Regulatory Capital

Under the capital regulations of the Authority, at 31 March, 2003 DEPFA BANK plc's tier 1 capital was risk-weighted at 9.08 per cent. and its total capital to risk-weighted assets ratio was 16.55 per cent. Also, at that date, 76 per cent. of DEPFA BANK plc's on balance sheet assets were 0 per cent. risk-weighted, while 16 per cent. of such assets were 20 per cent. risk-weighted.

Auditors

DEPFA BANK plc's auditors are PricewaterhouseCoopers, George's Quay, Dublin 2, Ireland.

Financial Year

The financial year of the Group is the calendar year.

The Board of Directors of DEPFA BANK plc

There are currently 13 members of the Board of Directors of DEPFA BANK plc, 6 of whom are Executive Directors. Alternate Directors may also be appointed under the Memorandum and Articles of Association of DEPFA BANK plc. DEPFA BANK plc does not have a Supervisory Board.

Members	Principal Outside Activities
Gerhard Bruckermann *(Chairman and CEO)*	Chairman of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K. K. Member of the Board of Directors of DEPFA Investment Bank Ltd. Member of the Advisory Board of Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH. Member of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG.
Thomas M. Kolbeck *(Vice Chairman and Deputy CEO)*	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K. K. Chairman of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG.
Dermot M. Cahillane	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DBE Property Holdings Ltd. Member of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Board of Directors of DEPFA ACS BANK. Member of the Board of Directors of DePfa Capital Japan K. K.
Fulvio Dobrich	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DEPFA Investment Bank Ltd. Chairman of the Board of Directors of DEPFA UK Ltd. Member of the Board of Directors of DePfa Funding Trust. Member of the Board of Directors of DePfa Funding LLC. Member of the Board of Directors of DLF Inc. Member of the Board of Directors of Malibart Ltd. Member of the Board of Directors of Segundo Ltd.
Reinhard Grzesik	Member of the Supervisory Board of DEPFA Deutsche Pfandbriefbank AG. Member of the Board of Directors of DePfa-Bank Europe plc.
Jürgen Karcher	Vice Chairman of the Supervisory Board of Directors of DEPFA Deutsche Pfandbriefbank AG. Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Supervisory Board of Cytonet GmbH.
Dr. Richard Brantner	Member of the Board of Directors of European Investment Bank. Member of the Board of Directors of DePfa-Bank Europe plc. Deg. DT. Investions und Entwicklungsgesellschaft. Member of the Board of Directors of Integrata AG.
Prof. Dr. Frances Ruane	Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DEPFA ACS BANK. Douglas Hyde Gallery. Irish Writers' Centre. National Children's Hospital Foundation Board.
Hans W. Reich	Member of the Board of Directors of Thyssen Krupp Werften GmbH. Member of the Board of Directors of Frachtkontor Junge & Co. Member of the Board of Directors of HUK-COBURG-Allgemeine-Versicherungs-AG. Member of the Board of Directors of Krankenversicherungs-AG der HUK-COBURG. Member of the Board of Directors of Lebensversicherungs-AG der HUK-COBURG. Member of the Board of Directors of ALSTROM GmbH. Member of the Board of Directors of Deutsche Telekom AG. Member of the Board of Directors of IKB Deutsche Industriebank AG. Member of the Board of Directors of RAG

	AG. Member of the Board of Directors of Thyssen Krupp Steel AG. Haftplicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschland AG. Member of the Board of Directors of HUK-COBURG Holding GmbH. Member of the Board of Directors of Deutsche Energie-Agentur GmbH.
Prof. Dr. Dr. h.c.mult. Hans Tietmeyer	Vice Chairman of the Board of Directors of Bank for International Settlements. Member of the Board of Directors of BDO Deutsche Warentreuhand AG. DWS Investment GmbH. Member of the Board of Directors of ING Groep N.V. Member of the Board of Directors of Hauck & Aufhäuser Privatbankiers KgaA.
Jacques Poos	Member of the Board of Directors of Banque BNP Paribas (Luxembourg).
Prof. Dr. Alexander Hemmelrath	Partner in Haarmann Hemmelrath & Partner. Member of the Board of Directors of Advanced Medien AG. Gieag. Member of the Board of Directors of Seitz AG. Member of the Board of Directors of Supermarket Media AG.
Maurice O'Connell	None.

Addresses of the Board of Directors of DEPFA BANK plc

The business address of Gerhard Bruckermann, Dermot Cahillane and Reinhard Grzesik is 3 Harbourmaster Place, International House, International Financial Services Centre, Dublin 1, Ireland. The business address of Thomas Kolbeck and Jürgen Karcher is An der Welle 5, 60322 Frankfurt, Germany. The business address of Fulvio Dobrich is 39th floor, 570 Lexington Avenue, New York, NY 10022, USA. The business address of Richard Brantner is Erhard-Junghans Strasse 29, 78713 Schramberg, Germany. The business address of Hans Reich is KFW, Palmengartenstrasse 5-9, 60325 Frankfurt, Germany. The business address of Frances Ruane is Department of Economics, Trinity College, Dublin 2, Ireland. The business address of Hans Tietmeyer is Reichenbachweg 15b, 61462 Königstein, Germany. The business address of Jacques Poos is 45 Square Emile Mayrisch, Esch-Alzette L4240, Luxembourg. The business address of Alexander Hemmelrath is Haarmann, Hemmelrath & Partner, Rechtsanwälte, Wirtschaftsprüfer, Steuerberater GbR, Maximilianstrasse 35, 80539 Munich, Germany. The business address of Maurice O'Connell is 9 Cyprus Lawn, Templeogue, Dublin 6W, Ireland.

DESCRIPTION OF THE PRINCIPAL SUBSIDIARIES OF DEPFA BANK PLC

The principal subsidiaries of DEPFA BANK plc are as follows::

DEPFA Deutsche Pfandbriefbank AG, Frankfurt

DEPFA Deutsche Pfandbriefbank AG, the former parent of the Group, is governed by the German Mortgage Bank Act (MBA) and since its split from Aareal Bank AG concentrates purely on public sector lending.

DePfa-Bank Europe plc, Dublin

DePfa-Bank Europe plc ("DePfa Europe") has historically been responsible for lending to European central, regional and local authorities outside Germany and into Japan and North America. On 2 December, 2002, DePfa-Bank Europe plc transferred substantially all of its banking business to DEPFA BANK plc, and management proposes to transfer all of the remaining assets and liabilities of DePfa Europe to DEPFA BANK plc as soon as reasonably practical. There are no immediate plans to liquidate DePfa Europe.

DEPFA ACS BANK, Dublin

DEPFA ACS BANK is an unlimited company wholly owned by DEPFA BANK plc, the primary purpose of which is to provide funding to the Group by issuing asset covered securities under the ACS Act.

DEPFA Investment Bank Ltd., Nicosia

DEPFA Investment Bank Ltd. is incorporated in Nicosia, Cyprus and is responsible for investment banking activity with a focus on sovereign public sector investments in Central and Eastern Europe. At the date of this Information Memorandum, DEPFA Investment Bank Ltd. was a wholly-owned subsidiary of DePfa-Bank Europe plc. Management of the Group plans to sell DEPFA Investment Bank Ltd. to DEPFA BANK plc during 2003.

DEPFA Capital Japan, K.K., Tokyo

DePfa Capital Japan K.K. is incorporated in Japan and engages in public sector financing.

DBE Property Holdings Ltd., Dublin

DePfa Property Holdings Ltd. acts a holding company for the Group's business premises in Dublin, Ireland.

DEPFA UK Ltd

DEPFA UK Ltd was established to provide management consultancy and advisory services relating to international public sector financing.

The following diagram illustrates the structure of the Group at the date of this Information Memorandum. Unless otherwise indicated, all subsidiaries of DEPFA BANK plc are wholly owned:


DEPFA BANK plc
Dublin
98.25%
DEPFA Deutsche Pfandbriefbank AG
DEPFA ACS BANK
DePfa-Bank Europe plc
DePfa UK Ltd.
DEPFA Capital Japan K.K.
DBE Property Holdings Ltd.
DEPFA Funding LLC
DEPFA Funding Trust
DEPFA Finance N.V.
DEPFA International Holdings GmbH
Catalina Management Ltd.
60%
40%
DEPFA Investment Bank Ltd.
87.75%
87.75%
DEPFA Securities Romania S.A.
DEPFA Asset Management Romania S.A.
DEPFA Asset Management Ireland Ltd.
DIBL Asset Management Ltd.

CONSOLIDATED CAPITALISATION AND INDEBTEDNESS OF DEPFA BANK PLC

The following table sets out the capitalisation and indebtedness of the Group and is derived from the unaudited consolidated Third Quarter Report of the Group prepared in accordance with U.S. GAAP as at 30 September, 2003.

	US GAAP 30 September, 2003
	(€ million)
Authorised capital	Group
Authorised Capital[1]	130
Issued Capital[2]	103
Capital Reserves	371
Reserves	737
Other Comprehensive Income	70
Total share capital	1,281
Hybrid capital[3]	863
Minority interests[4]	242
Indebtedness	
Loan Capital	
Total long term[5]	76,226
Total short term[6]	19,660
Other indebtedness[7]	59,849
Total indebtedness[8]	155,735
Contingent liabilities arising from guarantees and indemnity agreements	45

(1) Authorised capital is comprised of 43,333,334 common shares with a par value of €3 each, of which 35,301,972 shares comprise issued share capital and 8,031,362 additional shares may be issued under the authorised capital.

(2) Issued share capital is fully paid up and comprised of 35,301,972 shares with a par value of €3 each. At 30 September, 2003, the Group held 918,600 shares of DEPFA BANK plc with a nominal value of €2,755,800.

(3) Hybrid capital comprises Profit Sharing Capital of €863 million (consisting of profit sharing certificates issued by the Pfandbriefbank in compliance with German banking regulations).

(4) Minority interests are comprised of €220 million of preference share capital of DEPFA Funding Trust and €22 million minority interest in the Pfandbriefbank.

(5) Of total long term indebtedness, €71,908 million is secured, and €4,318 million is unsecured, but none is guaranteed.

(6) All short term indebtedness is unsecured and not guaranteed.

(7) Of total other indebtedness, €46,676 million is secured, and €13,173 million is unsecured, but none is guaranteed.

(8) Total indebtedness is disclosed in the unaudited consolidated interim financial statements of the Group as at 30 September, 2003 as follows: Liabilities to banks €57,909 million, Liabilities to customers €6,258 million and Debt Securities in Issue €91,568 million.

There has been no material change in the capitalisation or indebtedness, contingent liabilities or liabilities arising from guarantees and indemnity agreements of the Group since 30 September, 2003.

CAPITALISATION AND INDEBTEDNESS OF DEPFA BANK PLC

The following table sets out the unconsolidated capitalisation and indebtedness of DEPFA BANK plc and is derived from the unaudited figures of DEPFA BANK plc prepared in accordance with Irish GAAP as at 30 September, 2003 (which are the most recent publicly available unconsolidated financial statements of DEPFA BANK plc at the date of this Information Memorandum).

	Irish GAAP 30 September, 2003
	€ million
Authorised capital	
Authorised capital	130
Issued capital	106
Share premium	1,142
Capital reserve	903
Reserves	122
Total share capital	2,273
Subordinated debt	95
Indebtedness(1)	
Loan capital	
Total long term	1,202
Total short term	16,874
Other indebtedness	50,439
Total indebtedness	68,515

(1) Of total indebtedness, €37,188 million is secured and €31,327 million is unsecured. None of the indebtedness of DEPFA BANK plc is guaranteed.

There has been no material change in the capitalisation or indebtedness, contingent liabilities or liabilities arising from guarantees and indemnity agreements of DEPFA BANK plc since 30 September, 2003.

Introduction

DEPFA Deutsche Pfandbriefbank AG ("the Pfandbriefbank"), the former parent of the Group is, following the restructuring of the Group in 2002, a 98.2 per cent. subsidiary of DEPFA BANK plc. The shares of the Pfandbriefbank are, like those of its parent, listed on the Frankfurt Stock Exchange.

The Pfandbriefbank is an integral part of the new public finance bank. Its business activities focus on the German public finance business and long-term refinancing in Germany. The head office is located in Frankfurt am Main. The Pfandbriefbank benefits from a Letter of Comfort from its parent, as further described under "Summary of the Programme", above.

History

The Pfandbriefbank, which traces its origins back to the "Preussische Landespfandbriefanstalt", was established in Berlin on 22 July, 1922. According to the Articles of Incorporation, its purpose was to grant loans, in particular for housing and urban development, on favourable terms on a non-profit making basis. It was forced to cease operating at the end of the Second World War. In autumn 1949, it was recognised as a "displaced bank" (one forced to transfer from East to West Germany) and resumed its operations in Wiesbaden in 1950. A joint decree by the responsible state governments changed its name to "Deutsche Pfandbriefanstalt" in July 1951. The participation of the former state of Prussia in the share capital was transferred to the federal government by the law of 16 December, 1954.

In 1976 the status of Deutsche Pfandbriefanstalt as an instrument of state housing policy was removed under the Budget Structure Act because its business corresponded essentially to that of a normal mortgage bank operating almost completely in a competitive environment.

On the basis of the changed business operations of Deutsche Pfandbriefanstalt and the disappearance of its public mandate, the Federal Government resolved to transform Deutsche Pfandbriefanstalt into a joint stock company operating under the German Mortgage Bank Act.

To this end, Deutsche Pfandbriefanstalt was transformed – whilst retaining its original identity – into the Pfandbriefbank (at that time called Deutsche Pfandbrief-und Hypothekenbank AG) by resolution of the General Meeting on 17 November, 1989, as provided for under the "Law on the Conversion of Deutsche Pfandbriefanstalt into a Joint Stock Corporation" on 31 December, 1989.

In 1999, as a result of a group restructuring, Deutsche Pfandbrief-und Hypothekenbank AG was renamed DEPFA Deutsche Pfandbrief Bank AG, focusing on then group management, public finance and global funding. Management of property activities was centred on DePfa Bank AG (renamed Aareal Bank AG in January 2002). The former group split into a public finance group (under DEPFA plc) and a property group in June 2002. As a result, the Pfandbriefbank is no longer parent of the Group, but a 98.2 per cent. owned subsidiary of DEPFA BANK plc. The Pfandbriefbank is registered in the commercial register of Frankfurt am Main under No. 55655.

On 27 November, 2000, the then group announced plans to split the company into two independent separately listed public finance and property banking groups, a process which reached completion in June 2002 and which resulted in the Pfandbriefbank no longer being parent company of the Group.

Status and Structure of DEPFA Deutsche Pfandbriefbank AG

With its mortgage bank status, the Pfandbriefbank continues to be subject to the provisions of the German Mortgage Bank Act. Management believes the structure of the Group post-restructuring is more in step with how the public finance bank manages and intends to develop its offering of financial services for the public sector, which has evolved beyond the traditional parameters of public finance as defined by the German Mortgage Bank Act. Products and financial services for the public sector range from financing budgets and infrastructure projects, through to the placement of public-sector assets, credit analysis and the provision of advisory services.

Management believes the exclusive focus of the Pfandbriefbank on low-risk public sector clients boosts the risk profile of DEPFA BANK plc in the capital markets. Management also believes this will fuel the Group's objective of becoming a major issuing house on a par with the public finance agencies. In order to create a homogeneous public finance asset class in the Group, management removed virtually the entire property portfolio risk of the Pfandbriefbank from the Pfandbriefbank's books during the course of 2002 through loan transfers to Aareal Bank AG, securitisation to third-parties as well as through the application of credit derivatives. Aareal Bank AG has assumed responsibility for the administration of any residual amount in this

portfolio and for the closing of third-party credit protection. Management intends that the Pfandbriefbank continues to build the German public finance business and German Pfandbriefe issuing activities as a major subsidiary of the Group based in Frankfurt.

Business Performance and Outlook

As a Group subsidiary, the Pfandbriefbank is responsible mainly for the German Public Finance business and for long-term refinancing, particularly by issuing asset-covered bonds. It also has branches in Tokyo and Rome, through which it is able to offer finance to local public-sector institutions. Due to its mortgage bank status, the Pfandbriefbank will continue to be subject to the provisions of the German Mortgage Banking Act. Management believes the Pfandbriefbank will perform well in the 2003 financial year, with new business in public sector financing having reached approximately €11 billion by the end of June 2003. Management believes that the Pfandbriefbank's strong equity capital base provides the Pfandbriefbank with an adequate risk-return profile.

Management of DEPFA Deutsche Pfandbriefbank AG

Management has obtained shareholder approval for changes in the structure of the Supervisory Board at the Annual General Meeting of shareholders of the Pfandbriefbank of 19 June, 2002 to take into account the new status of the Pfandbriefbank as a subsidiary of DEPFA BANK plc.

Supervisory Board

The Supervisory Board elects and supervises the Managing Board. The Supervisory Board may form committees of members and transfer decision making powers of the Supervisory Board to these committees where permitted by law.

At the date of this Information Memorandum the members of the Supervisory Board were:

Members	Principal Outside Activities
Thomas M. Kolbeck *Chairman*	Vice Chairman of DEPFA BANK plc. Member of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K.K. Chairman of the Board of Directors of DEPFA Investment Bank Limited.
Jürgen Karcher *Vice Chairman*	Member of the Board of Directors of DEPFA BANK plc. Member of the Board of Board of Directors of DePfa-Bank Europe plc. Member of the Supervisory Board of Cytonet GmbH.
Gerhard Bruckermann	Chairman of the Board of Directors of DEPFA BANK plc. Chairman of the Board of Directors of DePfa-Bank Europe plc. Member of the Board of Directors of DePfa Capital Japan K.K. Member of the Board of Directors of DEPFA Investment Bank. Member of the Advisory Board of Kalsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH.
Reinhard Grzesik	Member of the Board of Directors of DEPFA BANK plc.
Martina Heep	None.
Uta Fredebeil	None.

The business address of Thomas Kolbeck, Jürgen Karcher, Martina Heep and Uta Fredebeil is An der Welle 5, 60322 Frankfurt, Germany. The business address of Gerhard Bruckermann and Reinhard Grzesik is International House, 3 Harbourmaster Place, International Financial Services Centre, Dublin 1, Ireland.

Managing Board

The Managing Board of the Pfandbriefbank is comprised of two members. At the date of this Information Memorandum, the members of the Managing Board (each of whose business address is An der Welle 5, 60322 Frankfurt, Germany) were:

Members	**Principal Outside Activities**
Marcel Morschbach	None.
Carsten Samusch	Member of the Supervisory Board of DEPFA Finance N.V.

Objects

The object of the Pfandbriefbank is the operation of a mortgage bank as defined by the *Hypothekenbankgesetz* (Mortgage Bank Act). The granting of loans in the form of *Hypothekenpfandbriefe* (mortgage bonds) of the Pfandbriefbank at nominal value is permissible with the express consent of the relevant debtor.

Registered Office

The registered office of the Pfandbriefbank is An der Welle 5, 60322 Frankfurt am Main, Germany.

Share Capital

As at 31 December, 2002, the Pfandbriefbank's authorised capital was comprised of 54,000,000 common shares without par value, of which 36,000,000 shares comprised issued capital and 18,000,00 additional shares may be issued under the authorised capital (*Genehmigtes Kapital*). Issued capital is fully paid-up.

Financial Year

The financial year of the Pfandbriefbank is the calendar year.

Auditors

The auditors of the Pfandbriefbank for at least the past three financial years are PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Olof-Palme-Strasse 35, 60435 Frankfurt am Main, Germany.

Description of the Pfandbriefbank and its subsidiaries

The principal subsidiaries of the Pfandbriefbank are as follows:

DEPFA Finance N.V.

Depfa Finance N.V. is incorporated in the Netherlands. As a finance company, its object is to borrow funds and to on-lend the funds so received to DEPFA BANK plc or any of its subsidiaries.

DEPFA Funding Trust and DEPFA Funding LLC

DEPFA Funding Trust and DEPFA Funding LLC, both established in Delaware, USA are special purpose vehicles designed to raise Tier 1 funding for the Group.

CAPITALISATION AND INDEBTEDNESS OF DEPFA DEUTSCHE PFANDBRIEFBANK AG

The following table sets out the capitalisation and indebtedness of DEPFA Deutsche Pfandbriefbank AG and is derived from the unaudited unconsolidated Second Quarter Report of DEPFA Deutsche Pfandbriefbank AG as at 30 June, 2003.

	German GAAP 30 June, 2003
	€ million
Authorised capital	
(a) authorised capital[1]	162
(b) issued capital	108
(c) reserves	1,053
Subordinated liabilities	50
Profit sharing capital	949
Indebtedness	
Loan Capital	
Total short-term	10,976
Total long-term	47,425
Other Indebtedness	
Total short-term	16,639
Total long-term	10,122
Contingent liabilities arising from guarantees and indemnity agreements	46

(1) Authorised capital is comprised of 54,000,000 common shares without par value, of which 36,000,000 shares comprise issued capital and 18,000,000 additional shares may be issued under the authorised capital (*Genehmigtes Kapital*).

There has been no material change in the share capital or indebtedness, contingent liabilities or liabilities arising from guarantees and indemnity agreements of DEPFA Deutsche Pfandbriefbank AG since 30 June, 2003.

FINANCIAL INFORMATION

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF DEPFA BANK PLC AS AT AND FOR THE YEAR ENDED 31 DECEMBER, 2002

Balance Sheet of DEPFA BANK plc

The following table is extracted from the audited consolidated financial statements of DEPFA BANK plc and shows the consolidated Balance Sheet, prepared in accordance with U.S. GAAP, of DEPFA BANK plc as at 31 December, 2002 and 31 December, 2001.

	(Notes)	31 December, 2002	31 December, 2001[1]
		(€ million)	*(€ million)*
Assets			
Cash and balances with central banks	(1)	645	1,360
Loans and advances to banks	(2)	13,281	14,040
Loans and advances to customers	(3)	59,764	81,399
Debt securities and other fixed-income securities	(5)	64,566	74,387
Equities and other non-fixed income securities	(6)	23	296
Equity participations	(7)	7	121
Intangible assets	(8)	5	53
Property and equipment	(9)	15	165
Other assets	(10)	3,120	3,168
Accrued interest and prepaid expenses	(11)	4,421	5,910
Total assets		145,847	180,899
Shareholders' equity and liabilities			
Liabilities to banks	(12)	36,774	51,403
Liabilities to customers	(13)	3,554	15,980
Debt securities in issue	(14)	89,625	98,548
Other liabilities	(15)	8,605	4,589
Accrued interest and deferred income	(16)	4,752	5,641
Provisions	(17)	233	372
Hybrid capital	(18)	926	1,539
Minority interests	(19)	242	614
Total liabilities		144,711	178,686
Equity	(20)		
Subscribed capital		105	105
Capital reserve		396	386
Retained earnings		503	1,750
Other comprehensive income		132	(28)
Total equity		1,136	2,213
Total shareholders' equity and liabilities		145,847	180,899
Contingent liabilities and irrevocable loan commitments	(37)		
Contingent liabilities on guarantees and indemnity agreements		62	1,437
Irrevocable loan commitments		4,430	7,633

(1) The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December, 2001 as restated for the equity roll-back.

Profit and Loss Account of DEPFA BANK plc

The following table is extracted from the audited consolidated financial statements of DEPFA BANK plc and shows the consolidated Profit and Loss Account, prepared in accordance with U.S. GAAP, of DEPFA BANK plc as at and for the years ended 31 December, 2002 and 31 December, 2001.

	Notes	1 January - 31 December, 2002	1 January - 31 December, 2001[(1)]
		(€ million)	(€ million)
Interest and similar income from			
Lending and money market business	(23)	3,546	3,939
Fixed-income securities	(23)	2,831	2,876
Interest and similar expenses	(23)	(6,079)	(6,556)
Net interest income		298	259
Commission income	(24)	42	35
Commission expenditure	(24)	(10)	(32)
Income from sale of assets	(25)	99	27
Trading result	(26)	(21)	41
Other income	(27)	2	37
Other operating income		410	367
General administrative expenses	(28)	(91)	(86)
Depreciation and amortisation of intangible assets and property and equipment		(6)	(10)
Other expenditure	(29)	(6)	(6)
Operating results before provision for loan losses		307	265
Provision for loan losses		—	(12)
Result from the first-time application of FAS 133		—	(29)
Income before income taxes		307	224
Income taxes	(30)	(59)	(56)
Income after income taxes		248	168
Minority interest	(31)	(12)	(31)
Group net income for the year - continuing operations		236	137
Results from discontinued operations:	(32)		
Operating result from discontinued operations		(10)	154
Loss on disposal of discontinued operations including impairment on date of spin-off		(792)	—
Group net income		(566)	291
Weighted average number of ordinary shares in circulation		35,301,972	35,301,972
Earnings per share from continuing operations before adjustments following the first-time application of FAS 133 (€)		6.70	4.43
Earnings per share from continuing operations resulting from adjustments following the first-time application of FAS 133 (€)		—	(0.55)
Earnings per share from continuing operations (€)		6.70	3.88
Earnings per share from discontinued operations (€)		(22.70)	4.36
Total earnings per share (€)		(16.00)	8.24
Diluted earnings per share from continuing operations before adjustments following the first-time application of FAS 133 (€)		6.70	4.43
Diluted earnings per share from continuing operations resulting from adjustments following the first-time application of FAS 133 (€)		—	(0.55)
Diluted earnings per share from continuing operations (€)		6.70	3.88
Diluted earnings per share from discontinued operations (€)		(22.70)	4.36
Total diluted earnings per share (€)		(16.00)	8.24

(1) The comparative profit and loss account figures for the year ended 31 December, 2001 are based on the DEPFA Group financial statements for the year ended 31 December, 2001, reclassified for discontinued operations.

The accompanying Notes are an integral part of these Group accounts.

Cash Flow Statement of DEPFA BANK plc

The following table is extracted from the audited consolidated financial statements of DEPFA BANK plc and shows the consolidated Cash Flow Statement, prepared in accordance with U.S. GAAP, of DEPFA BANK plc as at and for the years ended 31 December, 2002 and 31 December, 2001.

	2002 Net cash flow	2001 Net cash flow
	(€ million)	(€ million)
Net income for the year	(566)	291
Non-cash items included in net income and reconciliation to cash flow from operating activities		
Provision for loan losses	(3)	119
Carrying value adjustments on foreclosed assets/asset pool	—	44
Depreciation and amortisation of property and equipment, financial assets and intangible assets	7	47
Net change in trading derivatives	7	(65)
Deferred taxes	19	31
Change in accrued interest income	1,097	(861)
Change in accrued interest expenditure	(535)	711
Other non cash items in discontinued operations	791	—
Other non cash items	91	58
Subtotal	908	375
Gain/loss on sale of available for sale securities	2	(69)
Decrease/increase in other assets	237	(2,543)
Increase in other liabilities	81	1,915
Cash flow from operating activities	1,228	(322)
New property finance loans	—	(5,937)
Property finance loan repayments	6,106	2,958
New public sector loan	(8,437)	(12,956)
Public sector loan repayments	8,842	12,330
Change in other loans and advances to banks and customers	2,542	(1,183)
Purchase of securities available for sale and securities held to maturity	(19,270)	(25,920)
Sale/maturity of securities available for sale and securities held to maturity	23,213	9,607
Addition of foreclosed assets	—	(28)
Sale of foreclosed assets	43	41
Purchase of property and equipment and financial assets	—	(219)
Sale of property and equipment and financial assets	84	367
Change in scope of consolidation including purchase of minority interest	(102)	(10)
Cash flow from investment activities	13,021	(20,950)
Issue of preferred securities	—	250
Net sale of own shares	10	—
Loan notes raised	—	208
Loan notes repaid	—	(869)
New issue of debt securities	70,786	34,051
Debt securities repaid	(74,915)	(22,501)
Other amounts raised from banks and customers	(10,803)	10,122
Dividends paid	(42)	(36)
Cash flow from financing activities	(14,964)	21,225
Cash and cash equivalents at end of previous period	1,360	1,407
Cash flow from operating activities	1,228	(322)
Cash flow from investment activities	13,021	(20,950)
Cash flow from financing activities	(14,964)	21,225
Cash and cash equivalents at end of period	645	1,360

The accompanying Notes are an integral part of these Group accounts.

Statement of Changes in Shareholders' Equity of DEPFA BANK plc

The following table is extracted from the audited consolidated financial statements of DEPFA BANK plc and shows the Statement of Changes in Shareholders' Equity of DEPFA BANK plc as at 31 December, 2002.

				Other comprehensive income			
	Subscribed capital	Capital reserve	Retained earnings	Unrealised gains/losses from marking-to-market of securities	Unrealised result from cash flow hedges	Accumulated effect of currency translation	Total
				(€ million)			
Balance at 1 January, 2001	108	416	1,530	(79)	—	15	1,990
Roll-back of creation of minority interest by share exchange	(2)	(8)	(35)	1	—	—	(44)
Adjusted balance at 1 January, 2001	106	408	1,495	(78)	—	15	1,946
Group net income for the year	—	—	291	—	—	—	291
Other comprehensive income	—	—	—	55	(19)	(1)	35
Comprehensive income	—	—	291	55	(19)	(1)	326
Dividends	—	—	(36)	—	—	—	(36)
Purchase of Treasury Stock	(1)	(22)	—	—	—	—	(23)
Balance at 31 December, 2001	105	386	1,750	(23)	(19)	14	2,213
Group net income(1)	—	—	(566)	—	—	—	(566)
Other comprehensive income(2)	—	—	—	55	30	(14)	71
Spin-off Aareal Bank AG	—	—	(639)	74	15	—	(550)
Comprehensive income	—	—	(1,205)	129	45	(14)	(1,045)
Dividends	—	—	(42)	—	—	—	(42)
Sale of Treasury Stock	1	22	—	—	—	—	23
Purchase of own shares	(1)	(12)	—	—	—	—	(13)
Balance at 31 December, 2002	105	396	503	106	26	—	1,136

(1) Including result from discontinued operations of (€802,000,000).

(2) Including result from discontinued operations of (€32,000,000).

The accompanying Notes are an integral part of these Group accounts.

Notes to the Audited Consolidated Financial Statements of DEPFA BANK plc

The following notes to the audited consolidated financial statements of DEPFA BANK plc are extracted from the audited consolidated financial statements of DEPFA BANK plc for the year ended 31 December, 2002. The information below does not include any information in respect of discontinued operations.

General principles

The Group accounts of DEPFA BANK plc for the financial year 2002 were prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP). The group accounts conform with the 7th Directive of the European Council in respect of group accounts for banks and financial institutions.

Irish statutory accounts

The financial information relating to DEPFA BANK plc and its subsidiaries included in this document does not comprise statutory financial statements as required by the Irish Companies Acts, 1963 to 2001. Statutory financial statements will be prepared in accordance with Irish Generally Accepted Accounting Principles (Irish GAAP) and will be filed with the Company's Annual Return and lodged with the Registrar of Companies.

(A) BASIS FOR THE GROUP ACCOUNTS

Impact of the re-organisation of DEPFA Group

Prior to the re-organisation, the DEPFA Group operated three business units - Public Finance, Property Finance and IT Services. The purpose of the restructuring, which is described in more detail below, was to demerge the Property Finance and IT Services activities from the Public Finance business and create two separate and publicly listed Groups - the DEPFA BANK, a public finance bank, and the Aareal Bank which operates in property finance and IT services.

In order to effect this de-merger, a new Dublin-based parent company, DEPFA BANK plc, was formed for the Group. The property and IT subsidiaries DePfa Bank AG (now Aareal Bank AG) and DEPFA IT Services AG (now Aareon AG) were spun off. The property activities in other group subsidiaries were transferred to Aareal Bank AG. Certain remaining property loans will be transferred to Aareal Bank AG in 2003 and onward. The parent company of the old DEPFA Group was DEPFA Deutsche Pfandbriefbank AG.

The main operating subsidiaries of DEPFA BANK plc are DEPFA Deutsche Pfandbriefbank AG, the former parent company, and DEPFA Investment Bank Ltd. DePfa-Bank Europe plc was merged with DEPFA BANK plc in 2002.

The re-organisation of the DEPFA Group was finalised on 6 June, 2002. The major steps and related accounting treatment are as follows:

On 15 March, 2002, 98.06 per cent. of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35.3 million shares in DEPFA BANK plc. This share exchange was treated under US-GAAP as a transaction under common control. It was accounted for at book value and, therefore, did not result in the creation of goodwill in the Group accounts of DEPFA BANK plc.

After the completion of the exchange offer, DEPFA Deutsche Pfandbriefbank AG was replaced by DEPFA BANK plc as the ultimate parent of the DEPFA Group. The Group accounts for 2001 have been restated to reflect the new capital structure of DEPFA BANK plc, including the creation of the minority interest of 1.94 per cent. in DEPFA Deutsche Pfandbriefbank AG. Since then the minority interest has decreased to 1.75 per cent.

The re-organisation included the transfer of property assets and property operating entities to Aareal Bank AG. Some of these transfers required an exchange of consideration based upon values other than book value. US-GAAP requires the transfer of assets between entities under common control to be accounted for at book value. Consequently, the difference between the consideration paid and the book value of the items was transferred directly to shareholders' equity as a deemed contribution or dividend.

On 10 May, 2002, DEPFA BANK plc purchased 100 per cent. of the shares in Aareal Bank AG from DEPFA Deutsche Pfandbriefbank AG. On 6 June, 2002 the share capital of Aareal Bank AG was distributed to shareholders on a pro-rata basis. The disposal of Aareal Bank AG to the Group's shareholders is accounted for as a distribution (dividend in specie) at book value (net of impairment charge) on 6 June, 2002.

Included in the Group profit and loss account and disclosed as discontinued operations in accordance with FAS 144 are:

I. The operating results of Aareal Bank AG for the period to 6 June, 2002 and the operating results of DEPFA Deutsche Pfandbriefbank AG property financing business (operating income and expenses from discontinued properties and property loans for the period to disposal).

II. Profit/Loss on the disposal of discontinued operations including the impairment on the spin off of Aareal Bank AG.

In accordance with FAS 144 the Group completed an impairment test on Aareal Bank AG, at the date of disposal and an impairment charge was considered necessary. The impairment charge reflects the difference between the fair value of the Aareal Bank AG shares and the book value of the consolidated equity of Aareal Bank AG and of its subsidiaries as at the disposal date. The fair value of Aareal Bank AG was determined based on the market capitalisation of Aareal Bank AG calculated using the average share price for the first three months of Aareal Bank AG's listing which was €15.57 per share.

The profit for the comparative period referable to Aareal Bank AG and the other discontinued operations is disclosed as relating to discontinued operations.

Accounting and valuation principles

Consolidation

All subsidiaries which are controlled by the parent company are included in the Group accounts. Equity participations are accounted for using the equity method, if the Group directly or indirectly holds between 20 per cent. and 50 per cent. of the shares of these entities and has the ability to exercise significant influence ("associated companies").

Subsidiaries acquired are consolidated using the purchase method of accounting by offsetting the acquisition cost against the fair value of the subsidiary's net assets at the time of the acquisition. Any residual positive difference arising is capitalised as goodwill. Any residual negative difference is applied as a reduction of the fair value of the assets acquired.

Funds invested in the form of investment funds are treated on a basis consistent with the consolidation of other subsidiaries.

The effect of intra-Group transactions is eliminated on consolidation.

Minority interests comprise minority shareholders' proportionate share in shareholders' equity and net income.

Scope of consolidation

The consolidation as at 31 December, 2002 includes 26 (2001: 82) domestic and international subsidiaries and one trust set up to buy shares to be awarded to employees of the Group.

Through the disposal of the property business, 72 direct and indirect subsidiaries, 5 investment funds and 4 associated companies are no longer consolidated. Their results for the period ended 6 June, 2002 are included in the profit and loss and disclosed as results from discontinued operations.

The complete list of shareholdings is shown in Section (H).

Loans and advances

Loans and advances to banks and customers are reported at amortised cost, net of provisions. Discounts, premiums and loan origination fees and charges are amortised over the term of the loan and recorded as net interest income.

Accrued interest is calculated on a daily basis. Interest income is no longer recorded if, irrespective of the legal position, the receipt of interest is no longer deemed likely.

Loans are classified as impaired, if it is no longer considered likely that all contractually agreed payments will be made. Payments collected on impaired loans are recorded as fees or interest income as long as such receivables are still outstanding. Thereafter, any payments are applied against the outstanding loan principal.

Provision for loan losses

The Group considers the risks inherent in on-balance sheet and off-balance sheet lending operations and provisions are set up for all probable losses. Losses which exist at the balance sheet date, but have not been specifically identified, are provided for in the loan loss provision.

Specific loan loss provisions

Management reviews individual loans periodically and specific loan loss provisions are determined for losses which exist at the balance sheet date taking into account a number of factors including the financial position of the borrower, expected cash-flows, the value and recoverability of the collateral, and industry related and macro economic factors.

The property lending portfolio is secured by a charge over the properties and by guarantees from third party banks, including Aareal Bank AG. The requirement for specific property loan loss provisions is determined by considering the fair value of the total collateral.

Specific loan loss provisions are released as soon as the grounds for impairment no longer apply. Loans and advances are written off, if the probability of the loan or advance not being repaid borders on certainty.

General loan loss provisions

General loan loss provisions are set up for losses which exist at the balance sheet date in loan portfolios where individual loan impairments have not been identified. The general loan loss provisions are determined by taking into account DEPFA Group's historical loan loss data, developments in the overall loan portfolio, the general financial position of borrowers and overall economic factors.

Securities

Securities are classified into three categories depending on the purpose of the holding - held to maturity, available for sale and trading. Available for sale and trading securities are carried at fair value with fair value movements being reflected in other comprehensive income and the profit and loss account respectively. Discounts and premiums arising on the purchase of held to maturity and available for sale securities are amortised over the period to maturity and are reflected in net interest income. Securities are reviewed for other than temporary falls in value of available for sale and held to maturity securities at the balance sheet date. In the event that the cost of securities exceeds the current market value, any impairment which is other than temporary is recorded in the profit and loss account.

Securities which are legally transferred to third parties by repurchase agreements continue to be recorded on the balance sheet, provided that DEPFA still controls these securities in accordance with the criteria set out in FAS 140. Securities borrowed are only accounted for as securities on the balance sheet if they represent a real purchase (i.e. where the assignor of collateral loses his power of disposal). In general, repurchase agreements and pledges effected within the DEPFA Group do not represent real purchases.

Held to maturity securities

Securities which the Group intends and has the ability to hold until maturity are classified as held to maturity and carried at amortised cost.

Available for sale securities

Available for sale securities are held for indefinite periods of time, or for liquidity management purposes. Such securities are valued at fair value. Unrealised gains and losses are recorded in other comprehensive income, net of deferred taxes. The fair value adjustment referable to hedged risk in available for sale securities is recorded in the trading result in the profit and loss account rather than other comprehensive income (see derivative financial instruments below). Amortisation of premiums and discounts are recorded in net interest income. Valuation gains or losses recorded in other comprehensive income will be reclassified to the profit and loss account upon disposal of the securities.

Trading securities

Securities that are to be sold in the short term are carried at fair value in the balance sheet. Realised and unrealised gains or losses are recorded in the trading result in the profit and loss account.

Derivative financial instruments

As of 1 January, 2001, DEPFA Group applied FAS 133 (Accounting for Derivative Instruments and Hedging Activities), as amended by FAS 137 and FAS 138.

Derivative financial instruments used for hedging purposes

The majority of the derivative transactions carried out by DEPFA Group are for the purpose of reducing risk. They include, in particular, interest rate swaps, cross-currency swaps, interest rate options and foreign exchange forwards.

Most of these derivatives are accounted for as one-to-one or portfolio hedges under US-GAAP in accordance with the provisions of FAS 133. All derivative transactions are accounted for at fair value.

Derivatives hedging the market value of assets or liabilities are accounted for as fair value hedges and derivatives hedging estimated future cash flows are accounted for as cash flow hedges.

Cash flows arising from net interest on a hedging derivative are recognised in the same way as the net interest income from the underlying hedged transaction. Accruals are recorded under accrued interest and prepaid expenses or deferred interest and deferred income, respectively.

Fair value hedge

Changes in the market value of derivatives are recorded in the trading result in the profit and loss account together with the market value changes relating to the hedged risk of the underlying transaction. Hedge ineffectiveness is reported in the trading result.

Cash flow hedge

The derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods in which the forecasted transaction affects earnings. Hedge ineffectiveness is recorded in the trading result.

If a hedging relationship ceases to be effective or is terminated due to the sale of the underlying transaction or derivative, the adjustment to the book value of the underlying transaction is amortised to interest over the remaining life of the underlying.

Derivative financial instruments classified as part of the trading portfolio

Some derivatives, while being economic hedges, do not meet detailed hedge accounting criteria under US-GAAP. These derivatives are accounted for as part of the trading portfolio, and are carried at fair value, with any gains or losses recorded in the profit and loss account, and recognised under other assets or liabilities. Interest income and expenditure on these derivatives is recorded in the trading result.

Equity Participations

FAS 115 does not apply to equity participations held by the Group as these participations are not listed on any exchange. Equity participations are valued at cost.

Intangible assets

— **Goodwill**

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share in net assets at the date of acquisition.

Goodwill arising on acquisitions is capitalised as an intangible asset and tested for impairment at least once a year.

— **Costs of developing computer software**

DEPFA developed proprietary software which is capitalised in accordance with SOP 98-1. Expenditure on project development is capitalised and amortised on a straight line basis over the estimated useful life of such software. Development costs of proprietary computer software are recorded as intangible assets.

Property and equipment

Property and equipment are stated at the cost of acquisition or construction, less depreciation. Property and equipment are depreciated over the estimated useful lives. The estimated useful lives of property and equipment are set out below:

	Estimated useful life, in years
Buildings	25-50
IT equipment	3
Bought-in software	3
Fixtures and fittings	
Furniture, fixtures and office equipment	10
Machinery and equipment	5
Vehicle fleet	5

The useful life of an asset is determined by taking into account the physical life of the asset, technical obsolescence and other factors. Fixed assets are also reviewed for impairment. Leasehold improvements are depreciated over the shorter of the term of the lease (taking into account extension options) or their useful life.

Subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property and equipment is fully charged to expenditure in the year it is incurred.

Assets are recorded as property and equipment where they are used in the Group's operating business. Property and equipment used for rental purposes are recorded as other assets.

Leasing

DEPFA's lease contracts are accounted for in accordance with the economic risks and rewards implicit in the lease. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the Bank as rental expense.

Foreclosed assets

Property foreclosed on foot of loan agreements is intended for sale and is reported under other assets (foreclosed assets). It is carried at the lower of cost or fair value, less costs expected to be incurred upon the sale. Fair value is determined by a certified independent expert on the basis of a fully-capitalised earnings value. Income and expenditure relating to such properties are reported in the profit and loss account. These assets have been disposed of as part of the group reorganisation and, therefore, all income and expenditure is recorded in discontinued operations.

Land in the property portfolio

Properties or participations in special purpose companies, which were intended to be sold in the short term, were included in a separate portfolio (referred to as the 'asset pool'), and reported under other assets. The asset pool was completely disposed of as part of the group reorganisation with the exception of one property with a residual book value of €709,000. The results of this disposal are included in the profit and loss account in discontinued operations.

Financing costs

Financing costs for fixed assets are capitalised in accordance with the requirements of FAS 34 for the period in which assets are produced.

Liabilities

Liabilities are stated at amortised cost. The difference between this amount and the nominal value is amortised or accreted over the life of the instrument and recorded as interest expense. Registered securities are reported with bearer debentures under debt securities in issue. Liabilities from short sales of securities are valued at fair value and recorded under other liabilities.

Provisions for commitments

Provisions are made for commitments to third parties if utilisation of the commitment is probable and the anticipated amount can be reasonably estimated.

Provisions for pensions and similar obligations

DEPFA BANK operates two types of pension schemes — defined benefit schemes and defined contribution schemes. The costs of the defined contribution schemes are charged to the profit and loss account in the period in which they are incurred. DEPFA provides for its obligations under the defined benefit pension scheme at the year end. Benefits under the pension scheme are based on employees' pensionable income in the last year of their employment and on the total pensionable years' service within the Group at the time of retirement.

The provision for pensions and similar obligations is valued on the basis of the projected unit credit method. Profit and loss account charges include the present value of pension benefits earned in the financial year and the imputed interest charge on benefits earned at the end of the previous year.

Deferred taxes

Deferred taxes are recorded for temporary differences between the carrying amounts of individual assets and liabilities for financial reporting purposes and those for tax reporting purposes. Deferred tax liabilities are recorded for differences which, when reversed at a later date, will result in a higher tax charge. Deferred tax assets are recorded for those differences which, when reversed, will result in a tax credit. In addition, deferred tax assets are created for losses carried forward for tax purposes. The value of deferred tax assets is reviewed on a regular basis and valuation allowances are made, if applicable.

Deferred taxes are calculated at the local tax rates which are currently expected to apply when the difference reverses. Deferred taxes are adjusted in the event of a legally promulgated change in tax rates.

Currency translation

Assets and liabilities denominated in foreign currencies are valued at the appropriate spot or forward rate of exchange ruling at the balance sheet date. Profits and losses arising from these translations are included in the profit and loss account in other income and expenses.

The accounts of foreign subsidiaries with functional currencies other than the euro are translated into euro. Balance sheet amounts are translated at the exchange rates ruling on the balance sheet date, and the income and expenditure amounts are translated at the average exchange rate for the year. Translation differences arising on the net investment in these foreign subsidiaries are recorded in other comprehensive income.

Earnings per share

Earnings per share is determined in accordance with FAS 128. As described above, on 15 March, 2002, 98.06 per cent. of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35,301,972 shares in DEPFA BANK plc. This share exchange was treated under US-GAAP as a transaction under common control and the Group accounts for all periods presented has been restated to reflect this new capital structure. Accordingly, the weighted average number of shares outstanding for 2002 and the comparative period has also been calculated based on the new capital structure.

The effects of rights which may be exchanged for equity are taken into account in determining diluted earnings per share. Earnings per share from continuing operations is presented separately.

The impact of the first-time application of new accounting standards on the earnings per share ratio is presented separately.

Estimates

Certain estimates and assumptions are made in the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates.

New accounting standards adopted in 2002

FAS 141 and 142: Effective 1 January, 2002, the Group adopted FAS No. 141, "Business Combinations" ("FAS 141") and FAS No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). FAS 141 requires that all business combinations initiated after 30 June, 2001, be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of FAS 141 and FAS 142 require that, as of 1 January, 2002, goodwill no longer be amortised, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of FAS 142, as of 1 January, 2002, the Group discontinued the amortisation of goodwill. The total value of goodwill at the year end amounted to €5 million.

FAS 143: Accounting for Asset Retirement Obligations.

This standard was issued in June 2001 and requires that obligations associated with the retirement of a tangible long-lived asset be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Over time, the liability is accreted to its present value each period, and the capitalised cost recognised as an increase in the carrying amount of the related long-lived asset depreciated over its useful life. The provisions of FAS No. 143 are required to be implemented effective 15 June, 2002.

FAS 144: Effective 1 January, 2002, the Group adopted FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 supersedes FAS Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Upon adoption all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. This Statement also broadens the existing definition of discontinued operations to include a component of an entity (rather than a segment of a business). The Group adopted FAS 144 during the financial year and applied it to the accounting for the Group re-organisation. (See result from discontinued operations in the profit and loss account and related notes.)

FAS 145: "Rescission of FAS Statements No. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002" was issued in April 2002.

Under FAS 4, all gains and losses from extinguishment of debt were required to be aggregated, and if material, classified as an extraordinary item, net of related income tax. Further to the implementation of FAS 145, gains and losses from extinguishment of debt shall be classified as extraordinary items only if they meet the criteria in Opinion 30. Under FAS 13, the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions was inconsistent with the required accounting treatment for sale-leaseback transactions.

Further to the implementation of FAS 145, those lease modifications shall be accounted for in the same manner as sale-leaseback transactions. The application of FAS 145 is required for all transactions occurring after 15 May, 2002.

New accounting principles under US-GAAP which will be effective for next year

FAS 146: In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("FAS 146"). FAS 146 requires companies to recognise costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. FAS 146 replaces the existing guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." FAS 146 is to be applied prospectively to exit or disposal activities initiated after 31 December, 2002.

FIN 45: In November 2002, the FASB issued FAS Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which addresses the disclosure to be made by a guarantor in its interim and annual financial statements about its guarantee obligations. FIN 45 also requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after 31 December, 2002. The adoption of FIN 45 is not expected to have a material impact on the consolidated financial statements.

FIN 46: In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a company to consolidate entities that do not have sufficient independent equity if the company will absorb a majority of the entity's expected losses, or receive the majority of the entity's expected residual gains, or both. Securitisation vehicles that are qualifying special purpose entities under FAS 140 are excluded from the new rule and remain unconsolidated. The Interpretation is effective immediately for entities established after 31 January, 2003, and is effective 1 July, 2003, for entities created before 1 February, 2003. The Group is evaluating the effect, if any, that the adoption of FIN 46 will have on the consolidated financial statements. FIN 46 requires transitional disclosures where it is reasonably possible that the Group will have to consolidate or disclose information about certain entities when this Interpretation becomes effective. No such disclosures are considered necessary.

(B) NOTES TO THE GROUP BALANCE SHEET

(1) Cash and balances with central banks

	31 December, 2002	31 December, 2001
	(€ million)	
Cash on hand	—	1
Balances with central banks	645	1,359
Total	645	1,360

Drawing restrictions of €415 million (2001: €475 million) apply to minimum reserve obligations.

(2) Loans and advances to banks

	31 December, 2002	31 December, 2001
	(€ million)	
Public sector loans	6,164	6,391
Property loans	—	4
Other loans and advances	7,093	7,643
Net deferred items	24	2
— of which premiums	24	14
— of which discounts	—	(12)
Total	13,281	14,040
Of which repayable on demand	797	2,681

Other loans and advances to banks include term deposits of €4,373 million (2001: €4,196 million) and accounts receivable from reverse repo transactions of €253 million (2001: €574 million). Net deferred items are amortised over the term of the respective loan, through net interest income.

Included within advances to banks is €7 million (2001: €nil) in restricted assets held by the DEPFA BANK plc Deferred Stock Trust for the purchase of shares due to employees under the share scheme (see note 20)

(3) Loans and advances to customers

	31 December, 2002	31 December, 2001
	(€ million)	
Public sector loans	53,008	55,220
Property loans	5,787	26,050
Other loans and advances	1,019	958
Net deferred items	92	(28)
— of which premiums	118	163
— of which discounts	(26)	(191)
Less provision for loan losses	(142)	(801)
Total	59,764	81,399

Other loans and advances to customers include term deposits of €148 million (2001: €206 million). Net deferred items are amortised over the term of the respective loans, through net interest income.

The Group has entered into an agreement with Aareal Bank AG whereby the above property loans will be sold to Aareal Bank AG. It is expected that €1.2 billion of these loans will be disposed of under this agreement in 2003, and, therefore, represent assets for sale as defined in FAS 144. The Group has also entered into a guarantee agreement with Aareal Bank AG in respect of certain of these property loans.

Securitisation

Prior to the de-merger, the credit risk inherent in four property loan sub-portfolios was transferred via credit derivatives, by means of the following synthetic securitisation transactions:

Transaction	Year	Original Transaction Participants of DEPFA
Global Hotel One Limited	2001	DEPFA Deutsche Pfandbriefbank AG, Aareal Bank AG, Aareal-Bank France S.A.
ProvideHome 2001-1	2001	Aareal Bank AG
MedHome 2001	2001	DEPFA Deutsche Pfandbriefbank AG
ProvideHome 2002-1	2002	DEPFA Deutsche Pfandbriefbank AG

The loans related to the first two securitisations, Global Hotel One Limited and Provide Home 2001-1, were disposed of as part of the group reorganisation.

At the balance sheet date, the loans recorded on the group balance sheet in respect of the two remaining transactions amounted to €1.975 billion, of which MedHome 2001 accounted for €475.0 million and ProvideHome 2002-1 for €1.5 billion. The loans relating to these portfolios are accounted for in the balance sheet of the Group.

(4) Provision for loan losses

Provisions for loan losses in the on-balance sheet lending business amount to:

	Specific loan loss provisions		General loan loss provisions		Total	
	2002	2001	2002	2001	2002	2001
			(€ million)			
Balance at 1 Jan	728	663	73	70	801	733
Additions						
Provisions for loan losses charged to the profit and loss account	—	182	—	3	—	185
Reductions						
Transfers as part of the spinoff	(491)	—	(70)	—	(561)	—
Charge-offs	(95)	(51)	—	—	(95)	(51)
Recoveries	—	(66)	(3)	—	(3)	(66)
Balance at 31 Dec.	142	728	—	73	142	801

No loan loss provisions were created in respect of other credit commitments (2001: €5 million) or for country risks (2001: nil).

As a result of guarantees from Aareal Bank AG, the Bank is refunded the interest refinancing expense, independent of payments made by customers. As a result, there is no interest income lost from non-interest earning loans. The book value of non-interest earning loans amounted to €66 million in 2001.

Impaired loans are analysed as follows:

	31 December, 2002	31 December, 2001
	(€ million)	
Loans in respect of which provisions for loan losses were set aside	815	2,218
Impaired loans in respect of which no provisions for loan losses were set aside	—	68
Total	815	2,286
Provisions for loan losses on impaired loans	142	728
Annual average of impaired loans	1,551	2,011
Interest income recognised on impaired loans during the year	8	22

(5) Debt securities and other fixed income securities

Securities are classified as:

	31 December, 2002	31 December, 2001
	(€ million)	
Held to maturity	59	152
Available for sale	63,925	73,814
Trading	582	421
Total	64,566	74,387

Revenue from the sale of available for sale securities amounted to €23,213 million (2001: €7,940 million) of which realised profits account for €8 million (2001: €96 million) and realised losses account for €10 million (2001: €27 million).

Unrealised losses on trading securities amounted to € nil (2001: €3 million).

Held to maturity securities with a book value of €39 million were transferred to the available for sale portfolio and held to maturity securities with a book value of €11 million were sold, both due to a deterioration in the credit worthiness of the issuers. These transactions resulted in realised losses of €6 million.

Maturity Profile

The following schedule presents the contractual maturity profile of debt securities at the year-end. Actual residual maturities may differ from agreed residual maturities, if debtors are entitled to early termination or repayment of the security.

	Book value	Market value
	(€ million)	
Trading		
Due within one year	402	402
Due within 1-5 years	108	108
Due within 5-10 years	14	14
Due after 10 years	58	58
Total	582	582
Available for sale		
Due within one year	7,689	7,689
Due within 1-5 years	15,681	15,681
Due within 5-10 years	18,830	18,830
Due after 10 years	21,725	21,725
Total	63,925	63,925
Held to maturity		
Due within one year	—	—
Due within 1-5 years	33	33
Due within 5-10 years	26	26
Due after 10 years	—	—
Total	59	59

Amortised cost, fair value and unrealised gains and losses from the Group's debt securities and other fixed interest securities are presented in the following table:

	31 December, 2002				31 December, 2001			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
	(€ million)							
Held to Maturity								
Government and other public sector bonds	59	—	—	59	152	1	7	146
Total	59	—	—	59	152	1	7	146
Available for Sale								
Government and other public sector bonds	21,745	2,259	4	24,000	38,185	587	103	38,669
Local government bonds	22,801	1,396	8	24,189	19,220	159	59	19,320
Corporate bonds	1,629	143	1	1,771	1,425	4	23	1,406
Other bonds and notes	13,340	636	11	13,965	14,411	48	40	14,419
Total	59,515	4,434	24	63,925	73,241	798	225	73,814
Trading								
Government and other public sector bonds	582	1	1	582	334	—	—	334
Local government bonds	—	—	—	—	87	—	—	87
Total	582	1	1	582	421	—	—	421
Total	60,156	4,435	25	64,566	73,814	799	232	74,381

The movement in debt securities held to maturity during the financial year was as follows:

	Book value
	(€ million)
At 1 January, 2002	152
Exchange rate fluctuations	(23)
Additions	35
Disposals	(11)
Redemptions and maturities	(59)
Reclassification	(39)
Results from disposals	—
Amortisation of premiums/discounts	4
At 31 December, 2002	59

Repurchase agreements and pledges

As at 31 December, 2002, debt securities and other fixed-income securities included securities sold under repurchase agreements with a book value of €26.3 billion (2001: €10.2 billion), of which €2.4 billion were attributable to securities pledged to central banks (2001: €5.8 billion) and €23.9 billion (2001: €4.4 billion) to securities sold under repurchase agreements with non-central banks.

(6) Equities and other non-fixed income securities

Amortised cost, fair value and unrealised gains and losses on equities and other non fixed-income securities are presented in the following table:

	31 December, 2002				31 December, 2001			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
				(€ million)				
Trading	1	—	—	1	—	—	—	—
Available for sale	22	—	—	22	315	14	33	296
Total	23	—	—	23	315	14	33	296
— of which negotiable on the stock exchange				1				296
— of which listed on the stock exchange				1				296

These securities have no fixed final maturity.

(7) Equity participations

	Cost					Depreciation		Book value	
	1 January, 2002	Additions	Disposals	Transfers	31 December, 2002	Current year	Accumulated	31 December, 2002	31 December, 2001
					(€ million)				
Shares in affiliated companies	85	—	85	—	—	—	—	—	42
Equity participations	82	—	73	—	9	1	2	7	79
— of which valued at equity € nil (2001: €45 million)									
Equity Participations	167	—	158	—	9	1	2	7	121

(8) Intangible assets

	Cost					Amortisation charge		Book value	
	1 January, 2002	Additions	Disposals	Transfers	31 December, 2002	Current year	Accumulated	31 December, 2002	31 December, 2001
					(€ million)				
Intangible assets	26	—	25	—	1	—	1	—	14
Goodwill	66	5	66	—	5	—	—	5	39
Intangible assets	92	5	91	—	6	—	1	5	53

(9) Property and equipment

Property and equipment includes land and buildings and fixtures and fittings used by the Group in whole or in part.

	Cost					Depreciation charge		Book value	
	1 January, 2002	Additions	Disposals	Transfers	31 December, 2002	Current year	Accumulated	31 December, 2002	31 December, 2001
					(€ million)				
Land and property	157	—	157	—	—	1	—	—	112
Fixtures and fittings	177	9	163	—	23	5	8	15	53
— of which leased items € nil (2001: €6 m)									
Property and equipment	334	9	320	—	23	6	8	15	165

(10) Other assets

This item comprises:

	31 December, 2002	31 December, 2001
	(€ million)	
Derivatives with positive market values	2,882	1,954
Foreclosed assets	3	189
Property earmarked for sale (asset pool)	1	635
Deferred tax assets	—	4
Other assets	234	386
Total	3,120	3,168

Properties or participations in special purpose companies which were intended to be sold in the short term were included in a separate asset pool in other assets as at 31 December, 2001. With the exception of one property with a book value of €1 million this asset pool was disposed of as part of the Group re-organisation in 2002. The result of this disposal is recorded under result from discontinued operations.

Foreclosed assets were disposed of as part of the group re-organisation and profits/(losses) on disposal are included in the result from discontinued operations.

(11) Accrued interest receivable, deferred interest, and prepaid expenses

	31 December, 2002	31 December, 2001
	(€ million)	
Accrued interest	4,420	5,551
Deferred interest and prepaid expenses	1	359
Total	4,421	5,910

(12) Liabilities to banks

	31 December, 2002	31 December, 2001
	(€ million)	
Deposits	8,929	17,574
Other liabilities	27,848	33,838
Net deferred items	(3)	(9)
Total	36,774	51,403
Of which repayable on demand	1,399	5,964

Deposits include term deposits of €7,918 million (2001: €17,027 million).

Other liabilities mainly include borrowings under repurchase transactions of €26.3 billion, other loans, and other liabilities arising from syndicated and lending transactions.

(13) Liabilities to customers

	31 December, 2002	31 December, 2001
	(€ million)	
Deposits	2,180	12,844
Savings deposits		
with agreed notice period of three months	—	4
with agreed notice period of more than three months	—	4
Other liabilities	1,373	3,129
Net deferred items	1	(1)
Total	3,554	15,980
of which due on demand	4	3,590

Deposits include term deposits of €650 million (2001: €9,526 million).

Other liabilities mainly include other liabilities from issuing and lending activities.

(14) Debt securities in issue

	31 December, 2002	31 December, 2001
	(€ million)	
Debt securities issued		
Public sector mortgage bonds (Pfandbriefe)	58,222	54,830
Interest rates between 1.50 per cent. and 8.25 per cent., maturity until 2035		
— including registered public sector mortgage bonds €2,519 (2001: €2,924)		
Other mortgage bonds	2,238	4,237
Interest rates between 2.75 per cent. and 8.25 per cent., maturity until 2011		
— including registered mortgage bonds €1,807 (2001: €2,113)		
Other debt securities	9,103	17,605
Interest rates between 0.01 per cent. and 16.0 per cent., maturity until 2035		
Money market securities	20,351	22,133
— *interest rates between 0.03 per cent. and 3.89 per cent., maturity until 2003*		
Net deferred items	(289)	(257)
Total	89,625	98,548

Interest rates and times to maturity are those applicable at 31 December, 2002.

The remaining times to maturity of debt securities in issue comprise:

	31 December, 2002	31 December, 2001
	(€ million)	
Residual maturity		
Less than 3 Months	25,026	22,242
3 months-1 year	9,316	10,970
1-2 years	9,009	9,668
2-3 years	8,263	10,153
3-4 years	4,907	9,355
4-5 years	6,673	11,154
>5 years	26,720	25,263

At the balance sheet date, restricted assets of a nominal value of €59 billion (2001: €60.6 billion) were entered on the trustee register as collateral for Pfandbriefe. Repurchased own issues with a nominal value of €1.1 billion (2001: €3.2 billion) are deducted from the issued volume.

(15) Other liabilities

This item comprises:

	31 December, 2002	31 December, 2001
	(€ million)	
Derivatives with negative market values	7,837	3,997
Other liabilities	768	592
Total	8,605	4,589

Other liabilities mainly include liabilities from short positions, outstanding taxes not related and trade creditors.

(16) Accrued interest payable, deferred interest, and deferred income

This item comprises:

	31 December, 2002	31 December, 2001
	(€ million)	
Accrued interest	4,438	5,383
Deferred interest and deferred income	314	258
Total	4,752	5,641

(17) Provisions

	31 December, 2002	31 December, 2001
	(€ million)	
Provisions for pensions and similar obligations	48	121
Tax provisions and deferred taxes	145	78
Other provisions	40	173
Total	233	372

Provisions for pensions and similar obligations

The Group operates a number of pension schemes. The schemes include defined benefit as well as defined contribution schemes. Pension provisions were set up for defined benefit schemes.

Pension commitments relate to commitments resulting from the company agreement on an employee pension scheme and, in individual cases, to special agreements with executive members of the company which are covered by provisions.

The defined benefit calculations are based on a discount rate of 5.5 per cent. (2001: 6.0 per cent.), an average salary increase rate of 2.5 per cent. (2001: 2.5 per cent.) and a periodic adjustment of 2.0 per cent. (2001: 2.5 per cent.) as well as an inflation rate of 2.0 per cent. (2001: 2.0 per cent.). Actuarial calculations are performed annually. The calculations are carried out using the Heubeck tables of 1998.

Composition of pension expenditure:

	2002	2001
	(€ million)	
Service cost (expenditure for benefits earned during the year)	1	3
Interest cost (imputed interest expenditure on benefits already earned)	3	7
Redemption of transition balance from the first time adoption FAS 87	1	2
Pension expenditure	5	12

The actuarial value of the pension obligations developed as follows:

	2002	2001
	(€ million)	
Present benefit obligation (present value of benefits taking future salary increases into account) as at 1 January	128	120
Service cost (expenditure for benefits earned during the year)	1	3
Interest cost (imputed interest expenditure on benefits already earned)	3	7
Reduction in obligation from disposal of group companies	(78)	—
Adjustment due to unrealised actuarial losses	—	4
Benefit payments	(3)	(6)
Present benefit obligation as at 31 December	51	128

Under US-GAAP regulations the present benefit obligation is not identical with the provisions on the balance sheet.

There are no charges on individual assets to cover pension obligations.

Tax provisions and deferred taxes

The Group's income taxes refer to Ireland, Germany and other countries as follows:

	2002	2001
	(€ million)	
Current taxes		
Ireland	1	5
Germany	98	30
Other countries	—	30
Deferred taxes		
Ireland	2	—
Germany	22	31
Other countries	22	—
Total	145	96

The table below discloses a reconciliation between the charge in the profit and loss account and the tax which would arise on net income from continuing operations if it were taxed at the Group's standard rate of tax of 40.1 per cent. (2001: 40.1 per cent.). The Group's standard rate of tax is based on the current applicable overall tax rate in Germany.

	2002	2001
	(€ million)	
Net income before taxes	307	224
Taxes on net income before taxes	123	90
Effect of different tax rates in Germany (income taxes)	(24)	7
Effect of different tax rates in other countries (income taxes)	(38)	(35)
Provisions for deferred taxes	25	(9)
Effect of different tax rates in other countries (deferred taxes)	(27)	3
Actual income taxes reported in the profit and loss account	59	56

No loss carry forwards were taken into account in the determination of deferred tax assets (2001: €127 million).

The deferred tax assets and/or deferred tax liabilities result from different valuation principles for tax purposes for the following balance sheet items:

	2002	2001
	(€ million)	
Loans and advances	19	71
Securities	—	64
Equity participations	—	3
Property and equipment	—	8
Derivatives	514	26
Other assets	—	16
Interest deferral, and prepaid expenses	—	5
Liabilities	—	1
Debt securities in issue	18	9
Pension provisions	3	40
Other provisions	23	28
Interest deferral, and deferred income	—	8
Deferred tax assets	577	279
Loans and advances	98	94
Securities	497	82
Equity participations	—	50
Property and equipment	—	17
Derivatives	24	24
Intangible assets	—	3
Other assets	—	18
Interest deferral, and prepaid expenses	—	4
Other provisions	2	5
Other liabilities	2	7
Deferred tax liabilities	623	304

After setting off claims and liabilities to the same tax authority deferred tax assets and deferred tax liabilities are recorded as follows:

	31 December, 2002	31 December, 2001
	(€ million)	
Deferred tax assets	—	4
Deferred tax liabilities	46	31

Other provisions

	31 December, 2002	31 December, 2001
	(€ million)	
For administrative expenditure	37	167
In the lending business	3	6
Total	40	173

(18) Hybrid capital

Hybrid capital comprises subordinated liabilities and profit-participation certificates which from a regulatory perspective are considered quasi-equity. However, these items are accounted for as liabilities rather than shareholders' equity. Hybrid capital comprises the following:

	31 December, 2002	31 December, 2001
	(€ million)	
Subordinated liabilities	63	552
Profit-participation certificates	863	936
Contributions by silent partners	—	51
Total	926	1,539

Subordinated liabilities

At the balance sheet date, subordinated liabilities comprised the following:

Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in per cent.	Maturity date
1993 ..	10	DEPFA Deutsche Pfandbriefbank AG	DM	6.75	10 Feb, 2003
1993 ..	53	DEPFA Deutsche Pfandbriefbank AG	DM	7.25	07 Jan, 2003

In the event of insolvency or liquidation, the subordinated principal and interest on the bonds shall be paid back only after satisfaction of all creditors who are not subordinated. Liabilities from the bonds may not be offset against other claims. Neither the bondholder nor the Group is entitled to terminate the bonds prior to maturity. Interest expenditure on subordinated liabilities amounted to €15 million.

Repurchased subordinated own debt securities amounting to €1 million (2001: €2 million) are recognised under hybrid capital in the balance sheet.

Profit-participation certificates

The profit participation certificates qualify as Tier 2 regulatory capital under Central Bank of Ireland regulations. They consist of the following issues:

Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in per cent.	Maturity date
1986 ..	102	DEPFA Deutsche Pfandbriefbank AG	DM	7.50	31 Dec, 2010
1994 ..	256	DEPFA Deutsche Pfandbriefbank AG	DM	6.50	31 Dec, 2008
1996 ..	383	DEPFA Deutsche Pfandbriefbank AG	DM	7.65	31 Dec, 2011
2000 ..	122	DEPFA Deutsche Pfandbriefbank AG	€	7.44-7.82	from 31 Dec, 2009

Interest expenditure on participation certificates amounted to €63 million.

Contributions by silent partners

The former subsidiary Aareal Bank AG recorded a silent contribution of €51 million. The silent partner received a profit distribution of 2 per cent. which is included in discontinued operations in the profit and loss account. This silent contribution was disposed of as a part of the group re-organisation. Expenses arising from this silent contribution are also included in results from discontinued operations.

(19) Minority interest

	31 December, 2002	31 December, 2001
	(€ million)	
Preference Share Capital	220	470
Minority interest in group equity	22	144
Total	242	614

On 15 March, 2002, 98.06 per cent. of the shareholders of the then parent company of the Group, DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35.3 million shares in DEPFA BANK plc. This share exchange created a minority interest of 1.94 per cent. in DEPFA Deutsche Pfandbriefbank AG. The Group accounts for all periods presented have been restated to reflect this minority interest.

During the financial year the group increased its shareholding in DEPFA Deutsche Pfandbriefbank AG to 98.25 per cent. reducing the minority interest to 1.75 per cent.. The group also increased its shareholding in DEPFA Investment Bank Limited from 60 per cent. to 100 per cent.

An indirectly held subsidiary DEPFA Bank Capital Funding LLC was disposed of as part of the group reorganisation. This resulted in the disposal of minority interest amounting to €250 million.

The aggregate expenditure from interest payments on the preference shares issued by DEPFA Group excluding Aareal Bank AG amounted to €11 million.

(20) Equity

Authorised Capital

The total authorised share capital of DEPFA BANK plc is €130,000,002 divided into 43,333,334 ordinary shares of €3 each. At 31 December, 2002, the issued capital of DEPFA BANK plc amounted to €106 million. It consists of 35,301,972 unit shares, which each carry one vote.

On 16th December, 2002 DEPFA BANK plc established a trust in favour of the Group employees as part of the deferred stock plan of the DEPFA BANK Incentive Compensation Programme (the "Scheme"). On 31 December, 2002 the trustee of the Scheme held 264,571 shares on behalf of the Group employees.

At 31 December, 2002 DEPFA Holding Verwaltungsgesellschaft mit beschränkter Haftung, Frankfurt/Main, had a shareholding of 40.8 per cent. in DEPFA BANK plc.

Dividend payments

DEPFA BANK plc will make a dividend payment of €1.00 per share in the first half of 2003.

Purchase of treasury shares

In October 2001, 361,639 treasury shares in the then parent of the group, DEPFA Deutsche Pfandbriefbank AG, were purchased at an average price of €63.78 per share. The nominal amount of issued share capital attributable to such treasury shares amounts to €1,084,917. In January 2002 all these 361,639 treasury shares were sold at an average price of €64.10 per share. The resultant gain of €115,724 is recorded as an adjustment to equity.

Incentive Compensation Programme

During the financial year, the Group established an Incentive Compensation Programme under which the Compensation Committee would be entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

The Programme authorises the granting of restricted shares to be held by a Trust, formed solely for the purpose of acquiring such shares, until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration and are subject only to continued employment over the three-year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc which will vest three years from the date of the award.

As of 31 December, 2002 the Group had not awarded any restricted shares under the plan. In February 2003, 452,100 restricted shares were issued to employees and Directors with a weighted average grant date fair value of €18,310,044. The weighted average grant date fair value of restricted stock has been determined by reference to the market price of the award on the date it was granted. Since the awards were granted subsequent to year-end no compensation cost has been recognised in the period ended 31 December, 2002. Compensation cost in the amount of €18,310,044 will be recognised over the vesting period of the awards, subject to future forfeitures or additional awards.

In conjunction with the formation of the Incentive Compensation Programme the Group established a Trust that will be used to purchase shares of DEPFA BANK plc with funds provided by the Group (see authorised capital above). Shares purchased will be held for the benefit of employees until the satisfaction of the associated vesting requirements. The old long-term incentive plan ceased in June 2001.

Retained earnings

	31 December, 2002	31 December, 2001
	(€ million)	
1 January	1,750	1,530
Creation of minority interest by share exchange	—	(35)
Group net income	(566)	291
Spin off of Aareal Bank AG	(639)	—
Dividends	(42)	(36)
31 December	503	1,750

Components of other comprehensive income

The components of other comprehensive income are as follows:

	2002			2001		
	Before taxes	Tax effect	Net	Before taxes	Tax effect	Net
	(€ million)					
Effects from marking securities to market						
Changes in unrealised gains/ losses	82	(19)	63	288	(96)	192
Realised gain/loss	2	(10)	(8)	(69)	17	(52)
Total gain/loss	84	(29)	55	219	(79)	140
Gain/Loss from derivatives	49	(19)	30	(30)	11	(19)
Difference from currency translation	(14)	—	(14)	(1)	—	(1)
Effects from Spin-Off of Aareal Bank AG						
Changes in unrealised gains/ losses on securities	124	(50)	74	—	—	—
Changes in gains/loss from derivatives	25	(10)	15	—	—	—
Effects from first-time application of FAS 133	—	—	—	(136)	51	(85)
Total	268	(108)	160	52	(17)	35

The unrealised gain/(loss) on cash flow hedges is transferred to the profit and loss account when the cash flow from the underlying transaction affects the profit and loss account. During the next 12 months, €10 million (2001: €11 million) are expected to be transferred from other comprehensive income to the profit and loss account.

(21) Residual maturity of assets and liabilities

Items as at 31 December, 2002	Up to 3 months	Between 3 months and 1 year	Maturing in the following year	Between 1 year and 5 years	More than five years	Total
	Residual maturity					
			(€ million)			
Loans and advances to banks	4,250	4,019		3,214	1,798	13,281
Loans and advances to customers	5,047	9,072		23,448	22,197	59,764
Debt securities and other fixed-income securities			8,091	15,822	40,653	64,566
Liabilities to banks	26,795	9,305		37	637	36,774
Liabilities to customers	2,470	691		107	286	3,554
Debt securities in issue						
Debt securities issued		—	13,933	28,731	26,610	69,274
Money market securities in issue	17,444	2,907		—	—	20,351

(22) Assets and liabilities in foreign currency

At the balance sheet date, the total amount of assets denominated in foreign currency amounted to the equivalent of €60.1 billion, and liabilities denominated in foreign currency amounted to the equivalent of €58.1 billion. The difference was almost entirely covered by forward foreign exchange transactions and currency swaps.

(C) NOTES TO THE GROUP PROFIT AND LOSS ACCOUNT

Continuing and discontinued operations

The re-organisation of DEPFA Group included the transfer of certain assets and operating entities to Aareal Bank AG and the disposal of Aareal Bank AG to the Group's shareholders. The income and expenses arising from these assets and operations up to their disposal date and the loss/impairment on disposal are included in the Group's profit and loss account but separately disclosed as relating to discontinued operations. The tax effects of these results are also disclosed within discontinued operations. The Group entered into an agreement for the sale of all residual property loans to Aareal Bank AG in the future. The income and expenses arising from loans expected to be sold in 2003 are included in discontinued operations. In accordance with FAS 144 the income and expenses relating to loans which will be sold in 2004 and afterwards are accounted for as continuing operations.

Discontinued assets and operations include the following:

1. Aareal Bank AG and subsidiaries (including all assets transferred from DEPFA Deutsche Pfandbriefbank AG to Aareal Bank AG prior to the spin off).
2. Properties (foreclosed assets and the headquarters in Wiesbaden), property loans and related derivatives and property subsidiaries of DEPFA Deutsche Pfandbriefbank AG, transferred to third parties during 2002 and to Aareal Bank AG post the spin-off date.
3. Property loans with a nominal amount of €1,180 million which will be sold to Aareal Bank AG by end of 2003.

The comparatives disclose the profit/loss relating to the above as discontinued operations. No other discontinued operations existed in the prior year.

All other profit and loss items relate to continuing operations.

(23) Net interest income

	2002	2001
	(€ million)	
Interest income from public finance	3,270	3,458
Interest income from other lending business and money market transactions including property finance	276	481
Interest income from fixed-income securities	2,831	2,876
Total Interest Income	6,377	6,815
Interest expenditure for		
Pfandbriefe (asset-covered bonds)	3,148	3,194
Other debt securities	517	707
Borrowings	87	68
Hybrid capital	78	83
Other banking transactions	2,249	2,504
Total Interest Expense	6,079	6,556
Total	298	259

Substantially all of the net interest earned (interest income from property finance net of funding costs) on the property loans which are included in continuing operations (see above) is transferred to Aareal Bank AG under the Guarantee Agreement.

(24) Net commission income

	2002	2001
	(€ million)	
Commission income from banking transactions	36	35
Commission expenditure from banking transactions	(5)	(31)
Other commission income	6	—
Other commission expenditure	(5)	(1)
Total	32	3

(25) Income from sale of assets

Income from sale of assets reflects income from the sale of non-trading book financial assets. This income was included in other income and expenses in previous years. The comparatives have been restated accordingly.

(26) Trading result

The trading result is attributable to securities trading, and to the valuation of derivative financial instruments and net interest on trading derivatives. This includes changes in the market value of derivatives positions that do not meet the strict requirements of hedge accounting. The trading result also includes the ineffective portions of fair value hedges amounting to €1 million (2001: €4 million), and of cash flow hedges amounting to €6 million (2001: €1 million).

	2002	2001
	(€ million)	
Securities trading result	(1)	30
Valuation of derivatives/FAS 133	(7)	19
Net interest on trading derivatives	(13)	(8)
Total	(21)	41

(27) Other income

	2002	2001
	(€ million)	
Income from the sale of equity participations	—	31
Other operating income	2	6
Total	2	37

(28) General administrative expenses

	2002	2001
	(€ million)	
Personnel expenditure		
Wages and salaries	46	53
Social security costs	10	8
— of which for pension provisions €8 million (2001: €7 million)		
Other administrative expenditure	35	25
Total	91	86

(29) Other expenditure

	2002	2001
	(€ million)	
Write-down of equity participations	—	1
Other taxes	—	1
Other operating expenses	6	4
Total	6	6

(30) Income taxes

Please refer to the explanation given for Tax provisions and deferred taxes (Note 17) in the Notes to the Group accounts.

(31) Minority interest

Minority interest income in continuing operations represents the net income attributable to the minority shareholders of DEPFA Deutsche Pfandbriefbank AG, for the full year, the net income attributable to the minority shareholders of DEPFA Investment Bank Limited up to the date of purchase of their interest by the group and the interest payable on the Preference Share Capital of DEPFA Funding LLC.

The minority interest in the Preference Share Capital of the indirectly held subsidiary DEPFA Bank Capital Funding LLC was disposed of as part of the Group re-organisation. The expenditure from interest payments on this Preference Share Capital up to the date of disposal is included in the result from discontinued operations.

(32) Result from discontinued operations

Summarised financial information for the discontinued operations is as follows:

Result from discontinued operations	2002	2001
	(€ million)	
I. Operating result from discontinued operations:		
Net interest income	148	376
Other income	126	428
Total expenditure	(259)	(610)
Profit before tax	15	194
Tax	(25)	(40)
Profit/Loss after tax	(10)	154
II. Profit/Loss on disposal of discontinued operations including impairment on spin-off of Aareal Bank shares:		
Profit	53	—
Loss	(866)	—
Profit/Loss before tax	(813)	—
Tax	21	—
Profit/Loss after tax	(792)	—
III. Total result from discontinued operations:		
Profit/Loss before tax	(798)	194
Tax	(4)	(40)
Profit/Loss after tax	(802)	154

The following table sets out the carrying amounts as at 31 December, 2001 of the major classes of assets and liabilities disposed of during the year as part of Discontinued Operations.

	31 December, 2001
	(€ million)
Loans and advances to banks	1,627
Loans and advances to customers	21,141
Debt securities and other fixed income securities	10,319
Liabilities to banks	8,449
Liabilities to customers	10,096
Debt securities in issue	8,361

As at 31 December, 2002 the following balances relating to discontinued operations are recorded on the balance sheet:

	31 December, 2002
	(€ million)
Loans and advances to customers	1,180

(D) REPORTING ON FINANCIAL INSTRUMENTS

US-GAAP essentially defines financial instruments as contracts which result in an obligation to deliver cash or a right to receive cash or the obligation or right to exchange financial instruments. This includes cash and balances with central banks and participating interests in other companies.

To reduce counterparty risk, the Group requires the provision of suitable collateral. Collateral essentially comprises liens on property, bank guarantees (including the guarantee from Aareal Bank AG) for property loans and securities collateral provided under securities repurchase transactions. Credit risks are also collateralised by means of suitable credit derivatives for securitisation and other transactions.

(33) Fair value of financial instruments

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged in a transaction between two independent and competent parties willing to enter into a corresponding transaction at the reported balance sheet date. Fair values are determined as at the reported

balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below, which are based on certain assumptions. For financial instruments that are traded in well-functioning markets, the price quoted on the market or exchange is used in determining the fair value. For other financial instruments, fair values are estimated using internal valuation models, particularly the net present value method. In view of varying factors, the values calculated may differ from the values later realised in the market.

The procedures adopted to determine the fair values for different financial instruments are described as follows: The fair value of cash and balances with central banks, accrued interest, assets and liabilities with a residual time to maturity of less than one year, variable rate financial instruments and irrevocable loan commitments and contingent liabilities equates to their book value or nominal value. Securities and derivatives in the trading portfolio are accounted for at fair value which is determined on a mark-to-market basis. The fair value of exchange-traded securities, derivatives and listed debt instruments is determined on the basis of quoted market prices. The fair values of all other receivables and liabilities are determined by discounting the expected future cash flows, using current interest rates.

Fair values of interest rate swaps, cross currency swaps and interest rate futures or forwards are determined on the basis of discounted expected future cash flows. For these purposes, the market interest rates are used over the remaining time to maturity of the financial instrument. The fair value of forward foreign exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted option pricing models. Futures are reported at current market prices.

	31 December, 2002		31 December, 2001	
Assets	**Book value**	**Fair value**	**Book value**	**Fair value**
		(€ million)		
Cash and balances with central banks	645	645	1,360	1,360
Loans and advances to banks	13,281	13,407	14,040	14,166
Loans and advances to customers	59,764	63,025	81,399	84,384
Securities				
— Debt securities and other fixed-income securities	64,566	64,566	74,387	74,381
— Equities and other non-fixed income securities	23	23	296	296
Accrued interest	4,420	4,420	5,551	5,551

	31 December, 2002		31 December, 2001	
Shareholders' equity and liabilities	**Book value**	**Fair value**	**Book value**	**Fair value**
		(€ million)		
Liabilities to banks and customers	40,328	41,033	67,383	69,189
Debt securities in issue	89,625	88,005	98,548	99,484
Hybrid capital	926	976	1,539	1,569
Accrued interest	4,438	4,438	5,383	5,383

	31 December, 2002		31 December, 2001	
Other items	**Book value**	**Fair value**	**Book value**	**Fair value**
		(€ million)		
Derivatives				
— Derivatives with positive market values	2,882	2,882	1,955	1,955
— Derivatives with negative market values	7,837	7,837	3,997	3,997

(34) Risk concentration in the lending business

Default risk concentrations (credit risk concentrations) may arise from business relationships with groups of borrowers having similar characteristics and whose ability to redeem debt equally depends on the change in some overall economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy.

The Group's lending business focuses on public sector financing. The Group has discontinued its property business and as a result, no new property loans were made in 2002. The loan portfolio does not show any particular dependence to individual sectors. In addition, there are no material large exposures at

31 December, 2002 resulting in a concentration of assets or liabilities. In addition to the property collateral, the loans in the property financing portfolio are either secured by credit default swaps (synthetic securitisations) or by bank guarantees (including the Aareal Bank AG guarantee).

The structure of the Group's total loan and money market portfolio at 31 December, 2002 is as follows:

	Accounts receivable	Repo transactions	Guarantees	Total
		(€ million)		
Banks	6,864	253	62	7,179
Companies and private individuals	6,757	—	—	6,757
Public authorities	59,172	—	—	59,172
Total	72,793	253	62	73,108

The structure of the Group's total loan and money market portfolio at 31 December, 2001 is as follows:

	Accounts receivable	Repo transactions	Guarantees	Total
		(€ million)		
Banks	13,466	574	—	14,040
Companies and private individuals	26,906	—	1,437	28,343
Public authorities	55,294	—	—	55,294
Total	95,666	574	1,437	97,677

(35) Derivative financial instruments

Derivatives are contracts or agreements whose values are determined on the basis of changes in interest rates, foreign exchange rates, securities prices, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or over-the-counter (OTC) contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

Derivatives may be used for trading purposes or for risk management purposes. DEPFA uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest bearing transactions. Interest rate derivatives are primarily entered into for the purposes of fair value and cash flow hedges, for hedging available for sale securities, loans extended, promissory note loans and debt securities in issue. Derivatives are also entered into, to a smaller extent, for the purpose of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available for sale securities, loans extended and debt securities in issue. However, some derivatives used for risk management purposes do not qualify for hedge accounting and are therefore classified as part of the 'trading portfolio' in the Group accounts.

Derivatives used by the Group include:

— Interest rate and currency swaps

— Interest rate futures, FRAs and interest rate options

— Forward foreign exchange contracts

— Credit default swaps.

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged. Nominals are used solely to calculate the interest payments.

Cross currency swaps have nominal amounts in two different currencies. The interest is paid in these two currencies. An exchange of the nominal amount often takes place at the beginning and at the end of the contract. The risks from cross currency swaps include the credit risk of OTC derivatives and the risk of changes in interest rates or exchange rates.

Interest rate options are contracts that allow the purchaser to receive consideration, enter into contracts on financial instruments or to buy and sell an underlying, at a specified price at a specified point of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by DEPFA include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with interest rate options.

Futures are standardised exchange-traded contracts to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future trade date. Interest rate risks reflect the material risks associated with such contracts. Where these are OTC transactions, counterparty default risk also exists.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and the counterparty default risk are the primary risks associated with forward foreign exchange contracts.

Credit default swaps are contracts which transfer credit risk on an underlying reference asset or group of assets from one party to another in exchange for a fee. The material risk from credit default swaps is exposure to changes in the credit risk of the underlying reference asset and the ability of the counterparties to meet the terms of the contracts.

The following table presents nominal amounts and on-balance sheet credit exposure of standardised derivatives and OTC derivatives as at each year-end. The total replacement cost of the derivatives represents its on-balance credit exposure. Replacement cost is calculated in line with market norms. The total replacement cost for all OTC derivatives reflects the worst case scenario for the credit risk: that is the assumption that all counterparties will default on their obligations simultaneously. Exchange traded derivatives are not included in replacement cost as in the event of the counterparty default, the exchange will assume the counterparty's obligation.

	Nominal amounts		On-balance sheet credit exposure	
	31 December, 2002	31 December, 2001	31 December, 2002	31 December, 2001
	(€ million)			
Interest rate and currency swaps				
Trading	22,529	32,404	256	255
Non trading	124,634	149,894	2,310	1,614
Total	147,163	182,298	2,566	1,869
Interest rate futures and forward rate agreements				
Trading	2,403	50	—	—
Non trading	—	—	—	—
Total	2,403	50	—	—
Interest rate options purchased				
Trading	1,574	174	20	—
Non trading	26	—	1	—
Total	1,600	174	21	—
Interest rate options written				
Trading	788	—	1	—
Non trading	2,326	3,415	—	—
Total	3,114	3,415	1	—
Other interest rate contracts				
Trading	558	2,197	6	20
Non trading	6,853	5,562	196	9
Total	7,411	7,759	202	29
Forward foreign exchange contracts				
Trading	5,912	14,377	81	57
Non trading	—	—	—	—
Total	5,912	14,377	81	57
Credit derivatives				
Trading	4,309	—	11	—
Non trading	—	—	—	—
Total	4,309	—	11	—
Total	171,912	208,073	2,882	1,955

The following table discloses the maturity period of the derivatives at year end by product group:

31 December, 2002	Nominal amounts Time to maturity			
	< = 1 year	1-5 years	> 5 years	Total
	(€ million)			
Interest rate and currency swaps	38,647	45,480	63,036	147,163
Interest rate futures and forward rate agreements	2,403	—	—	2,403
Interest rate options purchased	1,362	200	38	1,600
Interest rate options written	690	1,872	552	3,114
Other interest rate contracts	1,424	2,725	3,262	7,411
Foreign exchange forwards	5,912	—	—	5,912
Credit derivatives	306	1,011	2,992	4,309
Total	50,744	51,288	69,880	171,912

31 December, 2001	Nominal amounts *Time to maturity*			
	< = 1 year	1-5 years	> 5 years	Total
	(€ million)			
Interest rate and currency swaps	48,732	61,782	71,784	182,298
Interest rate futures and forward rate agreements	50	—	—	50
Interest rate options purchased	51	123	—	174
Interest rate options written	662	1,110	1,643	3,415
Other interest rate contracts	2,477	2,255	3,027	7,759
Foreign exchange forwards	14,357	20	—	14,377
Total	66,329	65,290	76,454	208,073

The nominal amounts of derivatives give an indication of the volume of instruments primarily used by the Group. However, nominal values are not indicative of the credit or market risk associated with the derivative. The cash flows of derivatives are based on the contracted nominal amounts and other contractual terms. Normally, nominal amounts are not exchanged between the contracting parties and are not recorded in the balance sheet. Nominal volumes generally exceed the future cash flow from such instruments.

The following table sets out the fair value for each type of instrument in the trading portfolio as at the end of the year:

	2002		2001	
	End of period fair value		End of period fair value	
	Assets	Liabilities	Assets	Liabilities
	(€ million)			
Interest rate and currency swaps	256	435	255	440
Interest rate futures and forward rate agreements	—	9	—	—
Interest rate options purchased	20	2	—	1
Interest rate options written	1	39	—	—
Other interest rate contracts	6	12	20	17
Forward foreign exchange contracts	81	113	—	39
Credit derivatives	11	4	—	—
Total	375	614	275	497

(36) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each counterparty, requesting appropriate collateral and applying a standard lending policy. In order to standardise the setting of limits, an internal credit rating framework has been established which sets maximum limits. Counterparty risks are grouped into internal credit rating categories in accordance with the ratings set by Fitch IBCA, Moody's and Standard & Poor's. To reduce credit risk, the bank has entered into various Master Netting Agreements ensuring the right to set off 'claims on' against 'liabilities to' a counterparty in the event of payment defaults or bankruptcy. Standard master agreements such as the German Master Agreement on Financial Derivatives Transactions (DRV) or the ISDA Master Agreement generally allow for close out netting of transactions bundled in a master agreement. Master agreements also include the provision of collateral. Collateral is provided in the form of cash or bonds.

The current replacement costs disclosed in the note 35 above are the sum of all positive market values, not taking into account netting agreements, and are an appropriate indicator of the counter-party risk arising on OTC derivatives.

The table below presents counterparty risk by the type of counterparty:

Type of counterparty	2002 Counterparty risk	2001 Counterparty risk
	(€ million)	
OECD central governments	—	—
OECD banks	2,841	1,835
OECD financial institutions	41	120
Non OECD central governments	—	—
Non OECD banks	—	—
Non OECD financial institutions	—	—
Other (companies and private individuals)	—	—
Total	2,882	1,955

(37) Contingent liabilities and irrevocable loan commitments

	31 December, 2002	31 December, 2001
	(€ million)	
Contingent liabilities		
on guarantees and indemnity agreements	62	1,437
Other commitments		
Irrevocable loan commitments	4,430	7,633
Total	4,492	9,070

Contingent liabilities from guarantees and indemnities primarily comprise loan guarantees.

Irrevocable loan commitments arise in the normal course of lending business. These represent undrawn group commitments to provide loan capital to potential borrowers. These commitments are not normally fully drawn down. They comprise the following:

	31 December, 2002	31 December, 2001
	(€ million)	
Loan commitments		
Public sector loans	493	1,689
Mortgage loans	64	5,340
Other loans	3,873	176
Credits by way of guarantee	—	428
Total	4,430	7,633

(E) SEGMENT REPORTING

Last year, the Group consisted of three segments, namely Public Finance, Property and IT/Consulting. Both the Property and IT/Consulting segments were disposed of during the year as part of the Group re-organisation. The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

(38) Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", "Germany", and "Other", based on the registered office or location of the respective group company or branch office.

The calculation of results is based on the assumption that the group companies in the three regions are legally independent units responsible for their respective operations.

	Ireland		Germany		Other		Group	
	2002	2001	2002	2001	2002	2001	2002	2001
				(€ million)				
Net interest income	60	52	159	117	79	89	298	258
Net commission income	4	(5)	1	(2)	27	10	32	3
Income from sale of assets	27	3	50	18	22	6	99	27
Trading Result	(24)	19	(25)	14	28	9	(21)	42
Other income	—	—	2	37	—	—	2	37
Total operating income	67	69	187	184	156	114	410	367
Administrative expenditure	(35)	(18)	(33)	(36)	(23)	(32)	(91)	(86)
Depreciation	(2)	(1)	(3)	(9)	(1)	—	(6)	(10)
Other expenditure	—	—	(6)	(3)	—	(3)	(6)	(6)
Operating Results before provisions for loan losses	30	50	145	136	132	79	307	265
Provision for loan losses	—	—	—	(14)	—	2	—	(12)
Result from first time application of FAS 133	—	(7)	—	(27)	—	5	—	(29)
Income from continuing operations before income taxes	30	43	145	95	132	86	307	224
Income tax	(3)	(4)	(34)	(40)	(22)	(12)	(59)	(56)
Income after tax continuing operations	27	39	111	55	110	74	248	168
Minority Interest	—	—	(1)	—	(11)	(31)	(12)	(31)
Group net income continuing operations	27	39	110	55	99	43	236	137

(F) ADDITIONAL DISCLOSURE

(39) Total financing volume

The financing volume listed in the table below includes public sector loans, securities of public sector issuers, mortgage loans and other loans. The financing volume at the end of 2002 amounted to €122.2 billion (2001: €151.1 billion) and comprises the following:

	31 December, 2002	31 December, 2001
	(€ million)	
Public finance	110,503	120,802
Property finance	5,769	26,054
Other loans	5,954	4,204
Total	122,226	151,060

Public sector financing comprises the following regions:

	31 December, 2002	31 December, 2001
	(€ million)	
Belgium/Luxembourg	2,084	2,044
Germany	40,884	47,806
Denmark	1,128	1,218
Finland	1,907	1,788
France	9,592	8,768
Greece	2,021	2,698
United Kingdom	1,826	1,684
Ireland	72	294
Italy	17,703	19,982
Japan	8,243	11,824
Canada	2,895	2,468
Netherlands	903	1,279
Austria	4,055	4,120
Poland	280	35
Portugal	644	942
Sweden	2,183	2,041
Switzerland	1,091	543
Spain	10,475	10,501
Other	2,517	767
Total	110,503	120,802

Property financing comprises the following regions:

	31 December, 2002	31 December, 2001
	(€ million)	
Belgium/Luxembourg	2	808
Germany	5,729	16,515
Denmark	12	811
France	2	970
United Kingdom	—	1,745
Italy	1	1,200
Netherlands	11	1,011
Sweden	—	829
USA	1	1,146
Other	11	1,019
Total	5,769	26,054

(40) DEPFA BANK as lessee

At 31 December, 2002, the aggregate minimum lease payments under operating leases were as follows:

	Operating lease
	(€ million)
2003	3
2004	3
2005	3
2006	3
2007	—
Thereafter	—
Total	12

The group has no capital leases at 31 December, 2002.

(41) Contingencies

In the course of the restructuring, DEPFA BANK plc, as the new parent company of the Group, has issued letters of comfort. These letters of comfort set out that the parent will ensure that DEPFA ACS BANK, Dublin, DEPFA Deutsche Pfandbriefbank AG, Frankfurt, DePfa-Bank Europe plc, Dublin, and DEPFA Investment Bank Ltd, Nicosia, are able to fulfil their contractual obligations.

As a result, the comfort letter from DEPFA Deutsche Pfandbriefbank AG, Frankfurt, in respect of DEPFA Investment Bank Ltd, Nicosia has been revoked.

Following the disposal of the Property Business, the comfort letter from DEPFA Deutsche Pfandbriefbank AG, Frankfurt, in respect of Aareal Bank France S.A., Paris (former DEPFA Bank France) as well as the exemption certificate issued by DEPFA Deutsche Pfandbriefbank AG, Frankfurt, to the Federal Association of German Banks on behalf of Aareal Bank AG, Wiesbaden, have been revoked.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, will ensure that DEPFA Funding LLC, Wilmington is able to fulfil its contractual obligations.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DEPFA Finance N.V., Amsterdam.

(42) Related party relationships

Transactions with non-consolidated affiliates and with companies in which a participating interest is held amount to:

	Affiliated companies		Companies in which a participating interest is held	
	31 December, 2002	31 December, 2001	31 December, 2002	31 December, 2001
		(€ million)		
Loans and advances to customers	—	597	—	66
Equities and other non fixed income securities	—	—	20	—
Liabilities to customers	—	50	—	1

The Group entered into a number of agreements with Aareal Bank AG as part of the overall re-organisation. Aareal Bank AG have agreed to acquire the remaining property loans of the group in the future. Aareal Bank AG have also guaranteed certain of these property loans.

Loans to officers of DEPFA BANK plc

At the end of financial year 2002, loans to members of the Board stood at €43,211 (1 loan) (2001: €23,413,567 - 10 loans).

Report on Directors' remuneration and interests

Remuneration policy

The objective of the group remuneration policy for executive directors is to attract, retain and motivate the executives concerned through remuneration packages which are both competitive and an incentive to the development of the Company, and in the best interests of shareholders. Base salaries for executive directors reflect job responsibilities and reflect levels prevailing in the market for comparable companies. Executive directors participate in annual bonus schemes under which awards are made based on the profit performance of the Company. The remuneration packages of executive directors are reviewed on an annual basis.

Compensation Committee

The Compensation Committee listed on page 11, consists of independent non-executive directors with no financial interests in the matters decided by the Committee. The Remuneration Committee determines the remuneration packages of the executive directors.

Directors remuneration

	2002	2001
Emoluments for services as a director including fees	960,973	—
Salaries and other emoluments	8,260,798	13,247,649
Pensions to former directors	—	845,374
Compensation for loss of office	684,000	—
Total	9,905,771	14,093,023

Directors' emoluments shown above comprise all fees, salaries, pension provisions and other benefits and emoluments.

Service contracts

There are no service contracts with notice periods exceeding 12 months or with provisions for predetermined compensation on termination.

Directors interests

The beneficial interests of directors of the company and their spouses and minor children in the ordinary share capital of the company, as at 31 December, 2002, was as follows:

	Shareholding
Gerhard Bruckermann	320,260
Dr. Thomas M. Kolbeck	44,914
Fulvio Dobrich	202,000
Dr. Reinhard Grzesik	2,120
Jürgen Karcher	4,267

No changes in the above have occurred between 31 December, 2002 and the date of this report.

(43) Average numbers of employees during the financial year

	Total
Full-time employees	291
Part-time employees	12
Permanent staff	303
Temporary staff	9
Vocational trainees	1

The average numbers of employees relate only to continuing operations.

(G) BOARD OF DIRECTORS AND OTHER INFORMATION

Board of Directors
Mr. G. Bruckermann (Chairman)
Dr. R. Brantner (Deputy Chairman)
Mr. T. M. Kolbeck (Deputy Chairman)
Mr. D. M. Cahillane
Mr. F. Dobrich
Mr. R. Grzesik
Prof. Dr. A. Hemmelrath
Mr. J. Karcher
Mr. M. O'Connell
Mr. J. Poos
Mr. H. Reich
Prof. Dr. F. Ruane
Prof. Dr. Dr. h.c. mult Hans Tietmeyer

Board Committees
Audit Committee
Mr. M. O'Connell (Chairman)
Dr. R. Brantner
Prof. Dr. F. Ruane

Compensation Committee
Prof. Dr. A. Hemmelrath (Chairman)
Dr. R. Brantner
Mr. H. Reich

Secretary & Registered Office
Mr. N. Kavanagh
3, Harbourmaster Place
Dublin 1
Ireland

Auditors
PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Georges Quay
Dublin 2
Ireland

Solicitors
McCann FitzGerald
2, Harbourmaster Place
Dublin 1
Ireland

Report of the Auditors of the Group

The following auditors' report is extracted from the audited consolidated annual report of the Group for the year ended 31 December, 2002. References to page numbers therein are to page numbers of such annual report.

Auditors' Report

"We have audited the accounts on pages 74 to 136 which comprise the Group balance sheet of DEPFA BANK plc as of 31 December, 2002, the Group profit and loss account and the Group cash flow statement for the year then ended and related notes.

These accounts are the responsibility of the Company's directors and management. The directors' responsibilities in this regard are set out on page 72 in the statement of directors' responsibility for the US-GAAP annual report. Our responsibility is to express an opinion on these accounts based on our audit. This report, including the opinion, has been prepared for and only for the Company's shareholders as a body and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or any other person to whom this report is shown or into those hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors and management, as well as evaluating the overall accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounts give a true and fair view of the financial position of the Company as of 31 December, 2002, and of the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors

Dublin

Date: 25 April, 2003"

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF DEPFA BANK PLC AS AT AND FOR THE NINE MONTH PERIOD ENDED 30 SEPTEMBER, 2003

Balance Sheet of DEPFA BANK plc

The following table is extracted from the unaudited consolidated financial statements of DEPFA BANK plc and shows the consolidated Balance Sheet, prepared in accordance with U.S. GAAP, of DEPFA BANK plc as at 30 September, 2003 and 31 December, 2002.

	30 September, 2003	31 December, 2002
	(€ million)	
Assets		
Cash and balances with central banks	420	645
Loans and advances to banks	21,209	13,281
Loans and advances to customers	61,892	59,764
Debt securities and other fixed income securities	82,071	64,566
Equities and other non fixed income securities	35	23
Equity participations	6	7
Intangible assets	5	5
Property and equipment	13	15
Other assets	3,724	3,120
Accrued interest and prepaid expenses	4,466	4,421
Total assets	173,841	145,847
Shareholders' equity and liabilities		
Liabilities to banks	57,909	36,774
Liabilities to customers	6,258	3,554
Debt securities in issue	91,568	89,625
Other liabilities	10,990	8,605
Accrued interest and deferred income	4,466	4,752
Provisions	264	233
Hybrid capital	863	926
Minority interests	242	242
Total liabilities	172,560	144,711
Equity		
Subscribed capital	103	105
Capital reserve	371	396
Retained earnings	737	503
Other comprehensive income	70	132
Total equity	1,281	1,136
Total shareholders' equity and liabilities	173,841	145,847
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	45	62
Irrevocable loan commitments	2,001	4,430

The accompanying Notes are an integral part of these Group accounts.

Profit and Loss Account of DEPFA BANK plc

The following table is extracted from the unaudited consolidated financial statements of DEPFA BANK plc and shows the consolidated Profit and Loss Account, prepared in accordance with U.S. GAAP, of DEPFA BANK plc as at and for the nine month period ended 30 September, 2003 and 30 September, 2002.

	30 September, 2003	30 September, 2002[1]
	(€ million)	
Interest receivable and similar income from		
lending and money market business	2,573	2,796
fixed income securities	2,511	2,010
Interest payable and similar expenses	(4,810)	(4,525)
Net interest income	274	281
Commission income	73	6
Commission expenditure	(7)	(5)
Income from sale of assets	87	96
Trading result	45	(112)
Operating income	472	266
General administrative expenses	(78)	(60)
Depreciation and amortisation of intangible assets and property and equipment	(4)	(4)
Other income and expenditure	(34)	1
Operating results before provision for loan losses	356	203
Provision for loan losses	—	—
Income before taxes	356	203
Income and deferred taxes	(79)	(26)
Income after taxes	277	177
Minority interest	(8)	(11)
Group Net income from continuing operations	269	166
Results from discontinued operations	—	(749)
Group Net Income	269	(583)
Weighted average number of ordinary shares	34,710,387	35,301,972
Earnings per share from continuing operations (€)	7.75	4.70
Earnings per share for discontinued operations (€)	—	(21.22)
Total earnings per share (€)	7.75	(16.52)
Diluted earnings per share (€)	7.75	(16.52)

(1) The comparative profit and loss account figures for the period to 30 September, 2002 are based on the DEPFA Group interim report as at 30 September, 2002.

The accompanying Notes are an integral part of these Group accounts.

Statement of Changes in Shareholders' Equity of DEPFA BANK plc

The following table is extracted from the unaudited consolidated financial statements of DEPFA BANK plc and shows the Statement of Changes in Shareholders' Equity of DEPFA BANK plc as at 30 September, 2003.

				Other comprehensive income			
	Subscribed capital	Capital reserve	Retained earnings	Unrealised gains/losses from market valuation of securities	Unrealised result from cash flow hedges	Total 2003	Total 2002
				(€ million)			
Balance at 1 January, 2003	105	396	503	106	26	1,136	2,213
Spin off of Aareal Bank	—	—	—	—	—	—	(550)
Group net income	—	—	269	—	—	269	(583)(1)
Other comprehensive income	—	—	—	(33)	(29)	(62)	8
Comprehensive income	—	—	269	(33)	(29)	207	(1,125)
Dividends	—	—	(35)	—	—	(35)	(42)
Sale of Treasury Shares	—	—	—	—	—	—	(23)
Purchase of shares for compensation scheme	(2)	(32)	—	—	—	(34)	—
Share compensation costs	—	7	—	—	—	7	—
Balance at 30 September, 2003	103	371	737	73	(3)	1,281	1,069

(1) Including result from discontinued operations of (€749 million).

The accompanying Notes are an integral part of these Group accounts.

Notes to the Unaudited Consolidated Financial Statements of DEPFA BANK plc

The following notes to the unaudited consolidated financial statements of DEPFA BANK plc are extracted from the unaudited consolidated financial statements of DEPFA BANK plc for the nine month period ended 30 September, 2003.

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December, 2002.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 September, 2002 are based on the DEPFA Group interim report as at 30 September, 2002.

(1) Loans and advances to banks

	30 September, 2003	31 December, 2002
	(€ million)	
Public sector loans	5,610	6,164
Other loans and advances	15,536	7,093
Net deferred items	63	24
of which premiums	63	24
of which discounts	—	—
Total	21,209	13,281
of which repayable on demand	425	797

(2) Loans and advances to customers

	30 September, 2003	31 December, 2002
	(€ million)	
Public sector loans	55,463	53,008
Property loans	4,854	5,787
Other loans and advances	1,501	1,019
Net deferred items	215	92
of which premiums	232	118
of which discounts	(17)	(26)
Less provision for loan losses	(141)	(142)
Total	61,892	59,764

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

	Total	
	2003	2002
	(€ million)	
Balance at 1 January	142	801
Additions		
Provision for loan losses charged to the profit and loss account	—	—
Reductions		
Transfers as part of spin-off	—	(561)
Charge-offs	(1)	(95)
Recoveries	—	(3)
Balance at 30 September	141	142

(4) Debt securities and other fixed income securities

	30 September, 2003	31 December, 2002
	(€ million)	
Held to maturity	2	59
Available for sale	81,407	63,925
Trading	662	582
Total	82,071	64,566

(5) Liabilities to banks

	30 September, 2003	31 December, 2002
	(€ million)	
Deposits	15,592	8,929
Other liabilities	42,324	27,848
Net deferred items	(7)	(3)
Total	57,909	36,774
of which due on demand	1,269	1,399

(6) Liabilities to customers

	30 September, 2003	31 December, 2002
	(€ million)	
Deposits	4,427	2,180
Other liabilities	1,831	1,373
Net deferred items	—	1
Total	6,258	3,554
of which due on demand	753	4

(7) Debt securities in issue

	30 September, 2003	31 December, 2002
	(€ million)	
Debt securities issued		
Public sector covered bonds (*Öffentliche Pfandbriefe*)	64,982	58,222
Mortgage covered bonds (*Hypothekenpfandbriefe*)	1,440	2,238
Other debt securities	6,606	9,103
Money market securities	19,660	20,351
Net deferred items	(1,120)	(289)
Total	91,568	89,625

(8) Net interest income

	30 September, 2003	30 September, 2002
	(€ million)	
Interest income from public sector finance	2,249	2,379
Interest income from other lending business and money market transactions including property finance	324	417
Interest income from fixed income securities	2,511	2,010
Interest expenditure for		
Pfandbriefe (asset covered bonds)	(2,082)	(2,232)
Other debt securities	(306)	(414)
Borrowings	(35)	(50)
Hybrid capital	(47)	(60)
Other banking transactions	(2,340)	(1,769)
Total	274	281

(9) Net commission income

	30 September, 2003	30 September, 2002
	(€ million)	
Commission income from banking transactions	73	6
Commission expenditure from banking transactions	(6)	(5)
Other commission expenditure	(1)	—
Total	66	1

(10) Trading result

	30 September, 2003	30 September, 2002
	(€ million)	
Securities trading results	43	(14)
Valuation of derivatives/FAS 133	8	(20)
Net interest on trading derivatives	(6)	(78)
Total	45	(112)

(11) General administrative expenses

	30 September, 2003	30 September, 2002
	(€ million)	
Personnel expenditure		
Wages and salaries	42	24
Social security costs	7	5
(of which for pensions)	(4)	(1)
Other administrative expenditure	29	31
Total	78	60

(12) Incentive compensation programme

At 30 September, 2003, the Trust established to purchase shares under the Group incentive programme held 918,600 shares of DEPFA BANK plc at a cost of €47 million. Compensation cost relating to the programme recognised in the profit and loss account to 30 September, 2003 amounted to €7 million. No treasury shares were held as at 30 September, 2003.

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 September, 2003:

	Nominal amount Residual maturity			
	< = 1 year	1-5 years	> 5 years	Total
	(€ million)			
Interest rate and currency swaps	30,529	53,828	84,030	168,387
Interest rate futures and forward rate agreements	1,502	193	1,769	3,464
Interest rate options purchased	412	136	956	1,504
Interest rate options written	1,636	804	1,341	3,781
Other interest rate contracts	1,026	2,079	4,088	7,193
Foreign exchange forward contracts	4,055	—	—	4,055
Credit derivatives	171	2,801	2,737	5,709
Total	39,331	59,841	94,921	194,093

Other details

New commitments

	1 January-30 September, 2003	1 January-30 September, 2002
	(€ million)	
Public sector finance	50,450	15,422
Other loans	1,121	590
Total	51,571	16,021

Primary sale of debentures including loans taken up

	1 January-30 September, 2003	1 January-30 September, 2002
	(€ million)	
Public sector covered bonds (*Öffentliche Pfandbriefe*)	15,867	6,238
Other debentures	664	2,082
Loans taken up	368	40
Total	16,899	8,360

Average number of employees

	30 September, 2003	30 September, 2002
Total	334	299
of which part time employees	17	17

Regulatory capital and capital adequacy ratios in accordance with BIS

Regulatory capital	30 September, 2003	31 December, 2002
	(€ million)	
Core capital (Tier I)	1,266	1,266
Supplementary (Tier II)	863	863
Total regulatory capital	2,129	2,129

Capital adequacy ratios	30 September, 2003	31 December, 2002
BIS risk weighted assets (€ million)	12,548	12,146
Core capital ratio (Tier I)	10.0%	10.4%
Total capital ratio (Tier I & Tier II)	**16.9%**	**17.5%**

The regulatory capital and equity ratios shown for 30 September, 2003 and for 31 December, 2002 were produced in accordance with the Bank for International Settlements (BIS), Basle Accord regulations to facilitate international comparisons.

DEPFA BANK plc is regulated by the Irish Financial Services Regulatory Authority, formerly the Central Bank of Ireland (CBI). On a group level, DEPFA BANK plc has to conform to the regulations of the Irish Financial Services Regulatory Authority which applies a capital/risk asset framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD).

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice-Chairman and Deputy CEO

Dermot Cahillane

Fulvio Dobrich

Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner
Deputy Chairman
Member of Bank Managment Board (ret'd)

Prof. Dr. Alexander Hemmelrath
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos
Member of the European Parliament
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich
Chairman of the Board of Managing Directors of
Kreditanstalt für Wiederaufbau

Prof. Dr. Frances Ruane
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer
President of Deutsche Bundesbank (ret'd)

AUDITED UNCONSOLIDATED FINANCIAL STATEMENTS OF DEPFA DEUTSCHE PFANDBRIEFBANK AG AS AT AND FOR THE YEAR ENDED 31 DECEMBER, 2002

The following financial overview of DEPFA Deutsche Pfandbriefbank AG is extracted from the audited unconsolidated annual financial information of DEPFA Deutsche Pfandbriefbank AG as at and for the year ended 31 December, 2002.

"The strategic realignment of the former DEPFA Group was accomplished during the year under review, creating two independent banks – DEPFA BANK plc (Public Finance business) and Aareal Bank AG (Property Activities). This was the first objective of the resolutions passed at the Extraordinary General Meeting held on 15 October, 2001. The second objective was relocating the Head Office of the Public Finance Bank to Ireland: DEPFA BANK plc, a Dublin-based universal bank, is now the parent company for the Public Finance Group, whilst DEPFA Deutsche Pfandbriefbank AG, which was the parent company of the entire Group prior to the split, is now a subsidiary of DEPFA BANK plc, whose shareholding amounted to 98.25 per cent. at year-end. The re-organisation affected the profit and loss account and balance sheet of DEPFA Deutsche Pfandbriefbank AG.

DEPFA Deutsche Pfandbriefbank AG holds a letter of comfort from DEPFA BANK plc. The letter of comfort originally issued by DEPFA Deutsche Pfandbriefbank AG for DEPFA Investment Bank Ltd., Nicosia was replaced by a corresponding declaration from DEPFA BANK plc. The letter of comfort for Aareal Bank France S.A., Paris was revoked. Fitch, Moody's and Standard & Poor's have rated DEPFA Deutsche Pfandbriefbank AG on a par with the parent company; AA-/Aa3/AA-, with stable outlook.

Results of Operations

A number of transactions conducted within the scope of the Group's strategic realignment had already affected the profit and loss account for the 2001 financial year. Extended net interest income for 2001, for example, included €180.4 million in participation income from Aareal Bank AG. This source of income was no longer available in 2002 – as a result, extended net interest income was down 48.3 per cent., to €181.8 million. Adjusted for these factors, net interest income posted a slight increase. Net commission income rose as well, by €1.8 million to €10.7 million.

Personnel expenditure in 2002 was characterised by a number of special factors, such as expenses for the Long Term Incentive Plan granted to executives, and special payments to employees as compensation for the extreme workloads generated by the split process. The 19.6 per cent. drop in this figure, to €45.8 million in 2002, reflected the transition from Group parent company to subsidiary, with particular savings coming from transferring central Group functions to the new parent. The effects of the reorganisation process are detailed in a separate chapter in the Management Report. Total administrative expenditure was down 16 per cent., to €93.5 million.

The balance of other operating income and expenditure posted a substantial 25.8 per cent. fall, to €20.7 million. This was attributable to a previously-existing services contract between Aareal Bank AG and DEPFA Deutsche Pfandbriefbank AG which generated considerably higher income in 2001, consisting mainly of the reimbursement of personnel and administrative expenses.

Net loan loss provisions (a positive balance of €12.4 million after -€89.9 million in 2001) consists of €56 million received from the sale of assets and €43.6 million in expenditure with the lending business. The realisation of income from the sale of Public Finance receivables is a reflection of the active balance sheet management policy that is a vital part of DEPFA's business strategy. Expenditure in the lending business was attributable to the transfer of major parts of the property loan portfolio (within the scope of the split). The amount reported arises from associated interest rate derivatives, and primarily reflects their negative market value.

Operating results amounted to €132.1 million, a decline of 29.5 per cent. over the financial year 2001.

An amount of €532.7 million was reported under the item "Change in the valuation of participations". This income is derived from the realisation of capital gains within the framework of changes to the legal structure of the Group. It largely comprises tax-free capital gains realised at DePfa-Bank Europe, Aareal Bank and DePfa Property Services. Expenditure for assumption of losses of €41.6 million mainly comprises valuation results arising from the transfers to Aareal Bank. After consideration of the reversal of the special item with partial reserve character of €2.4 million, and tax expenses of €36.3 million, net income for the year 2002 amounted to €589.3 million (2001: €90 million).

We will propose to the Annual General Meeting to distribute a dividend of €0.25 per share.

Lending business

Lending volume at the end of 2002 was €72 billion (after €82.3 billion at the end of 2001). The bulk of this volume (€64.1 billion) was accounted for by Public Finance, €43.8 billion of which was extended in the form of loans and €20.3 billion in bonds. New commitments in Public Finance reached the €10 billion mark, with domestic business accounting for €5.5 billion. The 53 per cent. drop in property financing (to €5.6 billion) was in line with projections, and is ascribable to the suspension of new business and the transfer of the property lending facilities to Aareal Bank. Furthermore, property loans of around €2 billion were securitised, neutralising the residual risk.

Funding

As at 31 December, 2002, DEPFA Deutsche Pfandbriefbank AG's refinancing volumes totaled €68.9 billion (2001: €71.3 billion), of which €63.8 billion were apportionable to debt securities and €5.1 billion to promissory note loans. New funds raised during the year under review totaled €7.9 billion (2001: €9.5 billion).

Balance sheet

Total assets as at 31 December, 2002 were €94.5 billion, a fall of 13.5 per cent. compared with the 2001 balance sheet date. Total volume of business, which also includes guarantee obligations and irrevocable loan commitments assumed by the bank, fell from €111.6 billion to €96.6 billion.

Liable capital

As at 31 December, 2002, the bank's equity capital pursuant to section 10 of the German Banking Act (KWG) amounted to €2.1 billion. Core capital was €1.1 billion and supplementary capital €1 billion. The core capital ratio according to the German Banking Act was 17.3 per cent., on a total capital ratio of 32.9 per cent.. The cap on borrowings relative to capital (circulation limit) that must be observed by mortgage banks was utilised by between 70 and 76 per cent..

Derivatives

DEPFA Deutsche Pfandbriefbank AG may only use derivatives for the purposes of hedging interest rate and currency risks, in order to offset fluctuations in market prices. The volume of derivatives held at the end of 2002 was €119.2 billion.

Personnel report

The Group's strategic realignment naturally affected DEPFA Deutsche Pfandbriefbank AG staff. In 2001, the Group had employed on average 551 employees, most of whom transferred to Aareal Bank AG as a result of the split, leaving 135 staff at DEPFA Deutsche Pfandbriefbank after the split. The company's registered office was transferred from Wiesbaden to Frankfurt.

DEPFA BANK's corporate identity has changed with the re-organisation process and transfer of the Group head office to Dublin: DEPFA is now an Irish bank that looks upon Europe as its home market. The successful expansion of the global Public Finance business demands a high level of commitment from our workforce worldwide. The career perspectives of each employee are closely linked to an attractive three-pillar compensation scheme designed to achieve a high level of staff commitment to the business model and the bank's success. DEPFA BANK has made a commitment to the capital markets to achieve a number of clearly-defined targets in the coming years; these represent the basis of the variable compensation components. Above and beyond their fixed salaries, staff benefit directly from the success of the company through cash bonuses and a stock option plan."

Balance Sheet of DEPFA Deutsche Pfandbriefbank AG

The following table is extracted from the audited unconsolidated annual financial statements of DEPFA Deutsche Pfandbriefbank AG and shows the Balance Sheet, prepared in accordance with the German Commercial Code, of DEPFA Deutsche Pfandbriefbank AG as at 31 December, 2002 and 31 December, 2001.

Assets

			(€)	(€)	(€)	Comparative figure of the previous year (€'000)
1.	Cash reserve					
	a)	Cash on hand		2,431		74
	b)	Balance with central banks		275,997,762		200,488
		Including: Deutsche Bundesbank €273,809,391			276,000,193	200,562
2.	Public-sector debt instruments and bills, which are admitted for refinancing at central banks					
	a)	Treasury bills, non-interest-bearing treasury notes and similar sovereign debt		0		0
		Including: Eligible for refinancing with Deutsche Bundesbank €nil				
	b)	Bills of exchange		0		0
		Including: Eligible for refinancing with Deutsche Bundesbank €nil			0	0
3.	Loans and advances to banks					
	a)	Mortgage loans		6,952		7
	b)	Public-sector loans		6,262,029,530		6,270,408
	c)	Other loans and advances		16,890,996,405		20,749,495
		Including: Payable on demand €722,616,433 Collateralised by securities €nil			23,153,032,887	27,019,910
4.	Loans and advances to cutomers					
	a)	Mortgage loans		5,583,908,149		11,334,820
	b)	Public-sector loans		38,687,218,576		41,509,548
	c)	Other loans and advances		193,028,252		143,987
		Including: Collateralised by securities €nil			44,464,154,977	52,988,355

Assets

		(€)	(€)	(€)	Comparative figure of the previous year (€'000)
5.	Debt securities and other fixed-income securities				
	a) Money market instruments				
	aa) By public-sector issuers .... Including: Eligible as collateral with Deutsche Bundesbank €nil	0			0
	ab) By other issuers	0			0
	Including: .... Eligible as collateral with Deutsche Bundesbank €nil		0		0
	b) Bonds and notes				
	ba) By public-sector issuers .... Including: Eligible as collateral with Deutsche Bundesbank €9,443,422,444	12,723,026,993			12,962,695
	bb) By other issuers	11,640,777,104			11,795,433
	Including: .... Eligible as collateral with Deutsche Bundesbank €11,054,156,227		24,363,804,097		24,758,128
	c) Own bonds		1,170,539,417		1,532,195
	Nominal amount €1,119,906,716......			25,534,343,514	26,290,323
6.	Equities and other non-fixed income securities			1,677,930	1,036
7.	Participations .... Including: In banks €nil In financial service institutions €nil			2,906	39
8.	Interests in affiliated companies.................... Including: In banks €45,436 In financial service institutions €nil			654,542	1,002,765
9.	Trust assets .... Including: Trustee loans €10,042,748			132,014,407	494,162
10.	Equalisation claims on the public-sector including debt securities after conversion ..			3,979,484	5,135
11.	Intangible assets			0	0
12.	Property and equipment			11,461,662	71,793
13.	Unpaid contributions to subscribed capital Including: Called contributions €nil			0	0
14.	Treasury shares. .... Nominal amount €nil			0	23,018
15.	Other assets			24,520,947	300,511
16.	Interest deferral, and prepaid expenses				
	a) From new issues business and lending		496,623,263		459,201
	b) Other		368,650,602		430,939
				865,273,865	890,140
17.	Deficit not covered by capital			0	0
Total assets...				94,467,117,314	109,287,749

Liabilities

		(€)	(€)	(€)	Comparative figure of the previous year (€'000)
1.	Liabilities to banks				
	a) Registered mortgage bonds issued		243,352,629		356,546
	b) Registered public-sector covered securities....		252,834,118		370,066
	c) Other liabilities		18,311,252,554		25,199,079
	Including:....			18,807,439,301	25,925,961
	Payable on demand €1,324,848,369 Registered mortgage bonds (€ nil) and registered public-sector covered securities (€5,112,919) pledged to lenders as collateral				
2.	Liabilities to customers				
	a) Registered mortgage bonds issued		1,627,745,198		1,771,104
	b) Registered public-sector covered securities....		2,354,861,458		2,655,646
	c) Savings deposits				
	ca) With agreed notice period of three months	5,163			3,995
	cb) With agreed notice period of more than three months....	6,979			465
			12,142		4,460
	d) Other liabilities		1,182,538,819		3,603,853
	Including:....			5,165,157,617	8,035,063
	Payable on demand €90,142,578 Registered mortgage bonds (€14,860,514) and registered public-sector covered securities (€65,445,361) pledged to lenders as collateral				
3.	Certificated liabilities				
	a) Bonds issued				
	aa) Mortgage bonds (Hypothekenpfandbriefe)	474,830,058			2,379,417
	ab) Public-sector covered securities	56,379,158,794			55,040,257
	ac) Other debt securities	4,492,980,308			5,504,549
			61,346,969,160		62,924,223
	b) Other certificated liabilities		5,514,044,085		8,065,359
	Including:			66,861,013,245	70,989,582
	Money market instruments €5,514,044,085				
4.	Trust liabilities			132,014,407	494,162
	Including: Trustee loans €10,042,748				
5.	Other liabilities.			336,889,206	400,292

Liabilities

		(€)	(€)	(€)	Comparative figure of the previous year (€'000)
6.	Interest deferral, and deferred income				
	a) From new issue business and lending		156,635,565		197,189
	b) Other		625,845,329		583,235
				782,480,894	780,424
7.	Provisions				
	a) Accrued pension liabilities and similar obligations		38,786,597		44,301
	b) Tax provisions		89,242,248		48,600
	c) Other provisions		38,192,973		60,353
				166,221,818	153,254
8.	Special item with partial reserve character			2,394,448	4,789
9.	Subordinated liabilities			117,592,858	278,027
10.	Profit-participation certificates Including: Maturing within two years €nil			926,519,913	926,371
11.	Fund for general banking risks			0	0
12.	Shareholders' equity				
	a) Subscribed capital		108,000,000		108,000
	b) Capital reserve		416,093,607		416,094
	c) Retained earnings				
	ca) Reserve for treasury shares	0			23,018
	cb) Other retained earnings	327,300,000			32,982
			327,300,000		56,000
	d) Net profit		318,000,000		720,000
				1,169,393,607	1,300,094
Total Shareholders' equity and liabilities				94,467,117,314	109,287,749
1.	Contingent liabilities Liabilities from guarantees and indemnity agreements			62,356,277	192,158
2.	Other commitments Irrevocable loan commitments			2,064,060,740	2,102,999

The accompanying Notes are an integral part of these accounts.

Profit and Loss Account of DEPFA Deutsche Pfandbriefbank AG

The following table is extracted from the audited unconsolidated annual financial statements of DEPFA Deutsche Pfandbriefbank AG and shows the Profit and Loss Account, prepared in accordance with the German Commercial Code, of DEPFA Deutsche Pfandbriefbank AG for the years ended 31 December, 2002 and 31 December, 2001.

Expenses

		(€)	(€)	(€)	Comparative figure of the previous year (€'000)
1.	Interest expenditure			4,202,183,886	4,952,178
2.	Commission expenditure			4,716,663	10,865
3.	Net expenditure on financial operations.			0	0
4.	General administrative expenditure				
	a) Staff costs				
	aa) Wages and salaries	39,304,734			45,034
	ab) Social security costs and expenses for pensions and support	6,459,789			11,996
	Including: For pensions €3,269,902		45,764,523		57,030
	b) Other administrative expenses		42,898,751		45,271
				88,663,274	102,301
5.	Deprecation, amortisation or write-offs of intangible and fixed assets			4,793,049	9,014
6.	Other operating expenditure			17,744,930	31,852
7.	Depreciation/write-offs on claims and certain securities, additions to loan loss provisions			0	89,897
8.	Depreciation of, and write-downs on participating interests, shares in affiliated companies and securities held as fixed assets			0	0
9.	Expenditure for assumption of losses			41,645,562	104,591
10.	Additions to special items with partial reserve character			0	0
11.	Extraordinary expenses			0	0
12.	Income taxes			36,046,546	23,305
13.	Other taxes not reported under item #6			242,872	1,028
14.	Profits transferred under a profit pooling agreement, profit transfer agreement or partial profit transfer agreement			0	0
15.	Net income for the year			589,300,000	90,000
Total expenses				4,985,336,782	5,415,031
1.	Net income for the year			589,300,000	90,000
2.	Profit carried forward			0	0
3.	Withdrawals from retained earnings				
	a) From reserve for treasury shares			23,018,322	0
	b) From other retained earnings			0	630,000
4.	Transfer to retained earnings				
	a) To other retained earnings			294,318,322	0
5.	Net profit			318,000,000	720,000

Income

		(€)	(€)	Comparative figure of the previous year (€'000)
1.	Interest income from			
	a) Lending business and money market transactions	3,169,717,937		3,748,437
	b) Fixed-income securities and government debt	1,214,247,602		1,375,022
			4,383,965,539	5,123,459
2.	Current income from			
	a) Equities and other non fixed-income securities	0		0
	b) Participations	6,806		0
	c) Interests in affiliated companies	0		180,432
			6,806	180,432
3.	Income form profit-pooling agreements, profit transfer agreements and partial profit transfer agreements		0	0
4.	Commission income		15,383,760	19,733
5.	Net profit on financial operations		0	0
6.	Income from amounts written back on claims and certain securities and from the reversal of loan loss provisions		12,471,439	0
7.	Income from write-ups to participating interests, shares in affiliated companies and securities held as fixed assets		532,698,017	29,184
8.	Other operating income		38,416,773	59,829
9.	Income from the reversal of special items with partial reserve character		2,394,448	2,394
10.	Extraordinary income.		0	0
11.	Income from transfer of losses		0	0
12.	Net loss for the year		0	0
Total income			4,985,336,782	5,415,031

The accompanying Notes are an integral part of these accounts.

Notes to the Audited Unconsolidated Financial Statements of DEPFA Deutsche Pfandbriefbank AG

The following notes to the audited unconsolidated financial statements of DEPFA Deutsche Pfandbriefbank AG are extracted from the audited unconsolidated financial statements of DEPFA Deutsche Pfandbriefbank AG for the year ended 31 December, 2002.

The financial statements as at 31 December were prepared in accordance with the provisions of the German Commercial Code (*Handelsgesetzbuch* – "*HGB*") and the supplementary regulations of the German Stock Corporation Act (*Aktiengesetz* – "*AktG*"), the German Banking Act (*Kreditwesengesetz*), the German Mortgage Bank Act (*Hypothekenbankgesetz*) and the German Accounting Directive for Banks (*Verordnung über die Rechnungslegung der Kreditinstitute* – "*RechKredV*"). Furthermore, the provisions of the Law on Corporate Governance and Transparency (*Gesetz zur Kontrolle und Transparenz im Unternehmensbereich* – "*KonTraG*") were applied. Where the provisions of the law require further details on individual items in the balance sheet and profit and loss account, these are shown in the notes.

A. Accounting and valuation principles

Receivables are valued at nominal value under section 340e (2) HGB. Any difference between the nominal value and the actual payment amount is shown as a deferred item in accordance with section 340e (2) HGB.

All recognisable individual risks on the loans side were covered by specific loan loss provisions. Additional provisions were set aside in accordance with Section 340f HGB.

These instruments are allocated to the liquidity reserve or fixed assets and are either valued strictly at the lower of cost or market value (section 253 (3) and section 280 (2) HGB) or in accordance with the principles applicable to fixed assets (section 253 (2) HGB) and take into account currency hedging instruments. In accordance with the principles on zero coupon bonds laid down by the Main Committee of the Institute of Chartered Accountants in Germany (HFA 1/1986), the bank began recognition of the difference between purchase price and nominal value of securities held as liquidity reserve over the term of such securities from this year on. The amounts to be reversed in accordance with this procedure (net expense of €15.9 million) in the past years are shown under the item 'Depreciation/write-offs on claims and certain securities, additions to loan loss provisions'. The ongoing reversal during the reporting period is recorded in net interest income. As in previous years, any premiums or discounts of securities in the investment portfolio have been amortised over the respective terms.

Participations and interests in affiliated companies were valued at the lower of acquisition cost or their value as at the reporting date.

Fixed assets were valued at acquisition or historical cost less scheduled depreciation. As far as is permissible under tax legislation, depreciation was calculated on a diminishing basis. Low-cost assets are written off in full during the year of acquisition.

Liabilities are shown on the balance sheet at the amount due for repayment. The difference between the nominal value and the initial carrying amount of liabilities is recognised under deferred items. Zero bonds are shown at their issue value, plus pro-rata interest in line with the yield at the time of issue.

Contingent liabilities are covered by provisions equalling the anticipated amount of the liability. Provisions for pensions have been determined using an interest rate of 6 per cent. based on the guideline tables issued by Heubeck in 1998 using the cost ("Teilwert") method in accordance with the actuarial principles.

Off-balance sheet financial instruments and associated underlying transactions hedged were treated as a single valuation unit to the extent permissible. For interest-related transactions, interest was deferred over the term of the loan.

Currency conversion in respect of fixed assets, current assets, liabilities and open positions in futures contracts was carried out in accordance with section 340h HGB and use was made of the valuation option under section 340 h (2) HGB. The underlying spot rate and swap points were recorded separately for foreign exchange forwards. Income and expenditure from swap contracts have been deferred over the term of the transaction.

B. Notes to the balance sheet

Breakdown of remaining times to maturity

Balance sheet item	Residual term					
	Up to 3 months	Between 3 months and 1 year	Maturing in the following year	Between 1 year and 5 years	More than 5 years	Indefinite maturity
	(€ million)					
Loans and advances to banks	9,812.4	8,384.9		3,188.2	1,767.5	—
Loans and advances to customers	3,574.1	8,523.7		19,809.5	12,556.9	—
Debt securities and other fixed-income securities			5,464.8			
Liabilities to banks	11,171.1	4,209.2		2,789.9	637.2	
Liabilities to customers						
– Savings deposits with agreed notice period	0.0	0.0		—	—	
– Pfandbriefe issued and other liabilities	1,078.7	254.8		2,656.6	1,175.1	
Certificated liabilities						
– Bonds issued			12,980.2			
– Other certificated liabilities	5,353.2	160.8		—	—	

Receivables/liabilities to/from affiliated companies and associated companies

	To/from affiliated companies		To/from associated companies	
	31 December, 2002	31 December, 2001	31 December, 2002	31 December, 2001
	(€ million)			
Loans and advances to banks	10,700.4	13,628.6	—	—
Loans and advances to customers	—	715.2	—	65.5
Debt securities and other fixed-income securities	11.9	6.5	—	
Liabilities to banks	4,506.0	4,863.2	—	
Liabilities to customers	0.0	44.4	—	0.4
Certificated liabilities	688.6	417.8	—	—
Subordinated liabilities	50.0	53.0	—	—

Securities negotiable at a stock exchange

	Negotiable	Listed	Unlisted
	(€ million)		
Debt securities and other fixed-income securities	25,534.3	25,534.3	—
Equities and other non-fixed income securities	1.7	1.7	—
Participations	0.0	0.0	0.0
Investments in affiliated companies	0.0	0.0	0.0

The amount of negotiable debt securities and other fixed-income securities, which are not valued at the lower of cost or market, amounted to €1,316.9 million.

Fixed assets

The individual fixed assets positions developed as follows in the reporting period:

	Investments held as fixed assets	Participations	Investments in affiliated companies	Fixed assets: Office furniture and equipment	Fixed assets: Land and property
			(€ million)		
Acquisition/historical cost (01.01.02)	3,523.019	0.121	1,026.770	51.575	93.368
Additions	—	0.003	0.633	8.104	0.132
Disposals	2,206.119	0.069	1,002.560	45.939	93.500
Transfers	—	—	—	—	0.811
Amortisation/depreciation (accumulated)	—	0.052	24.189	3.089	0.000
Book value (31.12.02)	1,316.900	0.003	0.654	10.651	0.811
Book value (31.12.01)	3,523.019	0.039	1,002.756	16.840	54.953
Amortisation/depreciation during the year	—	—	—	4.155	0.638

No land and property was used within the scope of the company's own activities at year-end 2002.

Shareholdings

At the balance sheet date, the shareholdings of DEPFA Deutsche Pfandbriefbank AG within the meaning of section 285(11) HGB comprised the following companies:

Company name	Registered Office	Interest held %	Shareholders' equity (€ million)	Results (€ million)
DEPFA Finance N.V.	Amsterdam	100.0	3.3	3.3
DEPFA Funding LLC	Wilmington	100.0	220.0	11.1
DEPFA Funding Trust	Wilmington	100.0	0.0	11.1
DEPFA Zweite GmbH	Frankfurt	100.0	2.2	1.9
DEPFA Erste GmbH	Frankfurt	100.0	0.1	0.0
Deutsche Wohnstätten-Hypothekenbank Aktiengesellschaft	Berlin-Wiesbaden	100.0	0.0	0.0

Trust assets/liabilities

The total amounts reported are distributed across balance sheet items as follows:

	(€ million)
Trust assets	
Loans and advances to customers	9.2
Other assets	122.8
Trust liabilities	
Liabilities to banks	9.2
Liabilities to customers	122.8

Other assets

In addition to claims not associated with the banking business and balances in clearing accounts, this item (reported at €24.5 million) primarily includes receivables from tax authorities and affiliated parties.

Deferred items

	(€ million)
Assets	
Discounts on debt securities	314.1
Premium on loans	182.5
Aggregate of new issues and lending businesses	496.6
Liabilities	
Premium on debt securities	57.0
Discount on loans	99.6
Aggregate of new issues and lending businesses	156.6

Subordinated assets

The item debt securities and other fixed-income securities includes subordinated assets amounting to €0.8 million (31 December, 2001: €1.6 million).

Assets pledged under repurchase agreements

At 31 December, 2002, the book value of securities shown in the balance sheet and pledged under repurchase agreements amounted to €4,365.4 million. There were no open market transactions pending at 31 December, 2002.

Other liabilities

This item is reported at €336.9 million and includes primarily deferred items from financial derivatives as well as liabilities not associated with the banking business and clearing accounts.

Provisions for deferred taxes

31 December, 2002	31 December, 2001
(€ million)	
—	19.0

Subordinated liabilities

Subordinated capital is made up as follows:

Nominal value (€ million)	Currency	Interest rate in %	Maturity date
52.9	DM	7.25	07.01.2003
10.3	DM	6.75	10.02.2003
50.0	DM	6.46	30.06.2025

In the event of insolvency or liquidation, the subordinated principal and interest claims on the bonds shall be paid back only after satisfaction of all creditors whose claims are not subordinated. Claims from the bonds may not be offset against claims of the debtor. Neither the creditor nor the debtor is entitled to terminate the bonds.

Interest expenditure on subordinated liabilities amounted to €16.915 million.

Special item with partial reserve character

The new rules applying to a subsequent revaluation (section 6 (1) no. 1 sentence 2 of the German Income Tax Act (EStG) introduced by the Tax Relief Act 1999/2000/2002 lead to unrealised profits in 1999. The bank has opted to spread these unrealised profits over five years, and has therefore allocated four-fifths thereof to special reserves with partial reserve character. One fourth of such special reserve will be released in each of the years between 2000 and 2003.

Profit-participation certificates

The bank records profit-sharing certificates to the tune of €863.4 million. Of this total, €102.3 million were issued in 1986, €255.6 million in 1994, €383.5 million in 1996 and €45.0 million and €77.0 million in 2000. The profit-participation rights expire on 31 December, 2010, 31 December, 2008, 31 December, 2011, 31 December, 2009, and 31 December, 2014, respectively. They are admitted for trading on the official and regulated Frankfurt stock exchange.

Subscribed capital

As at 31 December, 2002, DEPFA Deutsche Pfandbriefbank AG had subscribed capital of €108.0 million, divided into 36,000,000 unit shares.

Authorised capital

Resolution passed	Original amount €m	Utilisation in the reporting year €m	Amount still available €m	Time limit
2002	54.0	—	54.0	18.06.2007

Conditional capital

Resolution passed	Original amount €m	Utilisation in the reporting year €m	Amount still available €m	Time limit
1999	12.0	—	12.0	—

The conditional capital increase was resolved to enable the bank to the holders of convertible bonds or warrants conversion or option rights which will be issued up until 16 June, 2004 by the Bank or by a direct or indirect majority holding of DEPFA Deutsche Pfandbriefbank AG. The total amount of debt securities may not exceed a nominal amount of €600 million, or €2,000 million in the case of issuance of low-yield bonds or longterm debt securities without regular interest payments. The debt securities may be denominated in € as well as in any legacy currency of an OECD country up to an amount equivalent to the corresponding € value.

Purchase of treasury shares

The Annual General Meeting of 20 June, 2001 authorised the company to purchase treasury shares in accordance with section 71 paragraph 1 no. 7 AktG until 19 December, 2001. Revoking this resolution, the Bank has been authorised by the Annual General Meeting on 19 June, 2002 to purchase own shares pursuant to section 71 paragraph 1 no. 7 AktG until 18 December, 2003 for the purposes of securities trading. The volume of shares acquired for this purpose must not exceed 2 per cent. of the Bank's share capital at the end of any day. The lowest price at which a share may be acquired is determined by the closing price of the shares in Xetra (or a comparable successor system) on the trading day prior to such purchase, less 10 per cent.. The highest price shall not exceed such average closing price, plus 10 per cent.. Said authority was not utilised in the reporting period.

The Annual General Meeting of 20 June, 2001 furthermore authorised the company to purchase treasury shares in accordance with section 71 paragraph 1 no. 8 AktG until 15 December, 2001. Revoking this resolution, the bank has been authorised by the Annual General Meeting on 19 June, 2002 to purchase own shares to the tune of 2 per cent. of subscribed capital for other purposes than securities trading until 18 December, 2003. Shares may be acquired via the stock market or through a public offer to buy directed at all shareholders. Neither the purchase price (excluding ancillary costs), if the acquisition takes place via the stock market, nor the offering price (excluding ancillary costs), in case of a public offer to buy, may exceed or fall below the average closing price of the Bank's shares in Xetra (or a comparable successor system) during the three trading days prior to the purchase or the commitment to purchase by more than 10 per cent.. Exclusion of shareholders' pre-emptive rights is possible under certain circumstances.

In October 2001, 361,639 treasury shares were purchased at an average price of €63.78 per share (1.0 per cent. of all unit shares). The nominal amount of issued share capital attributable to such treasury shares amounts to €1,084,917.00. The treasury shares were sold in January 2002 at €64.10 per share.

Reserves

The Bank's reserves developed as follows:

	Capital reserve	Reserve for treasury shares	Other retained earnings
		(€ million)	
Balance at 31.12.01	416.094	23.018	32.982
Withdrawal from the reserve for treasury shares	—	(23.018)	—
Transfer from net income	—	—	294.318
Balance at 31.12.02	416.094	—	327.300

Contingent liabilities

Liabilities from guarantees and indemnities primarily comprise loan guarantees.

Other commitments

Irrevocable loan commitments of €2,064.1 million primarily refer to other loans granted to a former subsidiary and mortgage loans.

Foreign currency

Total assets denominated in foreign currencies amounted to €6,364.1 million at the balance sheet date, liabilities denominated in foreign currencies totalled €8,483.0 million. The difference has almost entirely been hedged using foreign exchange forwards and currency swaps.

Transactions subject to market risk

The following transactions were outstanding and awaiting settlement on the balance sheet date:

	Nominal amount Remaining time to maturity				
	< = 1 year	1- 5 years	> 5 years	Total	Counterparty risk
		(€ million)			
Interest rate and currency swaps	26,643	35,956	42,899	105,498	2,332
Interest rate futures and forward rate agreements	2,000	—	—	2,000	0
Interest rate options purchased	—	—	40	40	1
Interest rate options written	245	1,672	552	2,469	—
Other interest rate contracts	1,424	2,711	3,262	7,397	202
Forward foreign exchange contracts	1,797	—	—	1,797	36
Total	32,109	40,339	46,753	119,201	2,571

Counterparties to derivative contracts as at 31 December, 2002

Type of counterparty	Counterparty risk
	(€ million)
OECD banks	2,571
OECD financial services providers	—

To determine the counterparty risk, the figures are based on replacement costs, which were calculated in line with the market value method as the sum of all positive market values excluding netting arrangements.

All forward transactions were designed exclusively to hedge foreign exchange and interest rate risks.

Contingencies

DEPFA Deutsche Pfandbriefbank AG has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DEPFA Finance N.V., Amsterdam. It will ensure that DEPFA Funding LLC, Delaware, is able to meet its contractual obligations.

C. Notes to the profit and loss account

Other operating expenses

This item comprises, in particular, expenditure on compensation payments in the context of the split as well as interest payments on taxes.

Commission income

This item refers mainly to commission income from guarantees for one subsidiary.

Other operating income

Other operating income includes, in particular, income from the agency business for former and current Group companies, excess sales revenue from the disposal of fixed assets and land as well as interest on tax refunds.

Geographic breakdown of income

The – interest income,

- current income from equity and other non-fixed-income securities,
- participations and interests in affiliated companies,
- commission income,
- other operating income

are divided between the geographical sales office regions as follows:

	€ million
Germany	4,358.6
Rest of Europe	49.2
Japan	29.9

D. Notes to mortgage bank business

Coverage	€ million
A. Mortgage bonds (*Hypothekenpfandbriefe*)	
Ordinary cover	
1. Loans and advances to banks (Mortgage loans)	0.007
2. Loans and advances to customers (Mortgage loans)	3,315.560
3. Equalisation claims against the government	—
Total	3,315.567
Substitute cover	
1. Other loans and advances to banks	—
2. Debt securities and other fixed-income securities.	66.449
Total	66.449
Total cover assets	3,382.016
Total value of mortgage bonds subject to coverage requirements	2,281.002
Excess cover	1,101.014

Coverage	€ million
B. Public sector mortgage bonds	
Ordinary cover	
1. Loans and advances to banks (Public sector loans)	5,905.222
2. Loans and advances to customers (Public sector loans)	34,761.471
3. Debt securities and other fixed-income securities from public issuers	16,214.046
Total	56,880.739
Substitute cover	
1. Other loans and advances to banks	1,575.000
2. Debt securities and other fixed-income securities	—
Total	1,575.000
Total cover assets	58,455.739
Total value of public sector mortgage bonds subject to coverage requirements.	56,670.298
Excess cover	1,785.441

Mortgages serving as cover

On the balance sheet date, 24,243 mortgages with principal outstanding of €3,315.567 million were recorded in the register of mortgages to cover mortgage bonds. The cover portfolio was as follows:

€ million	Number	€ million
up to 0.05	10,595	274.441
between 0.05 and 0.5	12,950	1,461.294
over 0.5	698	1,579.832
Total.	24,243	3,315.567

Regional breakdown

Germany	Number	€ million
Baden-Württemberg	1,435	205.562
Bavaria.	1,536	205.145
Berlin	1,294	559.119
Brandenburg	368	114.889
Bremen	244	57.844
Hamburg	678	88.788
Hesse	3,312	311.925
Mecklenburg-West Pomerania	295	123.001
Lower Saxony	2,072	178.952
North Rhine-Westphalia	5,957	671.987
Rhineland Palatinate	1,415	111.745
Saarland.	460	31.051
Saxony	1,173	270.436
Saxony-Anhalt	497	91.834
Schleswig-Holstein	2,880	171.194
Thuringia	626	118.828
	24,242	3,312.300
Other countries		
Netherlands	1	3.267
Total	24,243	3,315.567

Breakdown by type of property

Type of property	Number	€ million
Commercial property	623	616.189
Residential property	23,614	2,659.418
Building sites	2	6.646
Unfinished new buildings not yet producing revenue and others	4	33.404
Total	24,243	3,315.567

Mortgage repayments

Repayments during the year under review comprised	€ million
Scheduled repayments	0.183
Extraordinary repayments	2.163
Total	2.346

Due and unpaid mortgage interest

Due to corresponding guarantees and indemnities, no overdue interest accumulated during the year under review.

Repossessions

Pending as at 31 December, 2002	Forced sales	Forced administration	Forced sales and forced administration	Total no. of cases	Forced sales carried out in 2002
Residential property	469	154	395	1,018	149
Commercial property	70	63	57	190	39
Total	539	217	452	1,208	188

E. Other information

Consolidated financial statements

The parent company of the Group, DEPFA BANK plc, 3, Harbourmaster Place Dublin 1, Ireland, draws up its consolidated financial statements pursuant to US-GAAP (United States Generally Accepted Accounting Principles) and in accordance with the EU Bank Accounts Directive (86/635/EEC) and EU Group Accounts Directive (83/349/EEC). The consolidated financial statements include DEPFA Deutsche Pfandbriefbank AG as well as its subsidiaries which must be consolidated. In accordance with section 291(1) HGB, the bank is exempt from preparing its own consolidated financial statements. The consolidated financial statements can be obtained from the parent company in Dublin.

Material differences between the German Commercial Code (HGB) and US-GAAP

The material differences between the German Commercial Code and US-GAAP are set out below for DEPFA Deutsche Pfandbriefbank AG, as stipulated in section 291 (2) no. 3 HGB:

Securities

In accordance with SFAS 115 (Accounting for Certain Investments in Debt and Equity Securities), securities are classified into three categories depending on the purpose for which they were purchased: "held to maturity", "available for sale" and "trading".

Securities held to maturity are recorded at amortised cost. In connection with the valuation of available-for sale securities, any changes in market value are reported, with no impact on the profit and loss account, under "Other comprehensive income", while changes in the market value of trading securities are recognised in the profit and loss account. In the case of permanent impairment, the book value is written off with an impact on the profit and loss account. For held-to-maturity securities, these write-downs cannot be subsequently reversed (write-ups). Write-ups for available-for-sale securities shall be recorded under other comprehensive income, write-ups for trading securities in the profit and loss account.

Pursuant to the German Commercial Code securities are broken down in the categories non-trading portfolio (*Anlagebestand*), liquidity reserve (*Liquiditätsreserve*), and trading portfolio (*Handelsbestand*). Securities of the non-trading portfolio are carried at amortised cost. Where the value of securities of the nontrading portfolio is permanently impaired, they must be written down. Where the value is only temporarily impaired, there is no obligation to write down. Securities of the liquidity reserve and of the trading portfolio must be recorded in accordance with the provisions on valuing current assets, i.e. at the lower of acquisition cost or fair value. Where the reasons for the write-down no longer apply, such securities must be written up.

Repurchased own debt securities

Under US-GAAP, repurchased debt securities will reduce outstanding liabilities in the balance sheet. This takes place irrespective of whether the securities are intended for resale or not. The difference between the cost of acquisition and the book value is reported in the profit and loss account. Any resale will be treated as a new issue in the balance sheet.

Under the German Commercial Code, own debt securities are capitalised and valued strictly at the lower of cost or market. The purchase of own debt securities itself hence will not affect the profit and loss account. The profit and loss account will only be affected upon the resale of such securities.

Derivative financial instruments

Pursuant to SFAS 133 all derivatives must be recorded in balance sheet and valued at fair value with an effect on the profit and loss account. Derivatives which are used as hedging instruments must comply with extensive effectiveness and documentation requirements before they may be recorded in accordance with the provisions applicable to hedge accounting. The effectiveness of the hedging relationship must be demonstrated on a quarterly basis at least. Contributions to the result of the underlying transaction and the hedge transaction will be determined in relation to the hedge effectiveness of the derivative used. Where the fair value of an underlying transaction is hedged using a fair value hedge, changes in the fair value of the derivative are recorded in the profit and loss account together with the fair value changes relating to the hedged risk of the underlying transaction. Future cash flows from an underlying transaction are hedged with cash flow hedges. Fair value changes of a derivative (effective portion) will be recorded under other comprehensive income (using interim entries) with no impact on the profit and loss account, while the ineffective portion of the hedge must be recorded in the profit and loss account immediately.

According to the German Commercial Code, derivative financial instruments are pending transactions and are thus not to be recorded in the balance sheet. Independent derivatives positions not used for hedging purposes will only be reflected to the extent that the Commercial Code provides for transfers to provisions for impending losses from pending transactions. When compared to US-GAAP, the German Commercial Code provides for less stringent provisions for hedge transactions related to underlying transactions, i.e. to the extent that single valuation units are created for the purposes of accounting for derivatives. An impact on the balance sheet only occurs in cases where the derivative hedge transaction is expected to yield unrealised losses, which are not compensated for by unrealised profits from the underlying transaction. The underlying transactions must be valued to the extent that there are no offsetting effects from the derivative.

Provision for loan losses

The provision for general banking risks as permitted pursuant to sections 340f and 340g of the German Commercial Code is not permissible under US-GAAP.

Fixed assets

Under US-GAAP, fixed assets are carried at the historic cost less scheduled depreciation. Where the permanent impairment of value is probable, a special depreciation must be carried out. Pursuant to US-GAAP, a subsequent revaluation does not lead to any write-up.

With the exception of the write-up requirement following previous special depreciation and the permissibility of tax-induced depreciation, the provisions of the HGB correspond to those of US-GAAP.

Deferred taxes

Under US-GAAP, deferred taxes must be provided for all differences between tax reporting and commercial reporting in the accounting balance sheet, irrespective of when the differences are settled (temporary concept).

Under the German Commercial Code, differences in results, which are likely to be reversed in the foreseeable future (timing concept), are supported by deferred taxes. The bank may choose if it wants to record deferred tax assets.

Pension provisions

Forward-looking assumptions, such as future salary and pension developments as well as career expectations, are to be taken into account upon determination of pension provisions under US-GAAP. Interest rates used for the valuation of benefit obligations are based on the prevalent capital market rate. The expenditure for the period is determined on the basis of the values forecasted at the beginning of the accounting period. A change in forecasts will only influence the amounts transferred to provisions in the following period.

Forward-looking assumptions are not to be taken into account pursuant to the German Commercial Code. The discount rate used for tax purposes is also used for accounting purposes. The amount of provisions and the resulting expenditure for the period will be determined on the basis of the net present value calculated at the end of the year.

Trust business

Trust transactions and trust liabilities may not be recorded in the balance sheet pursuant to US-GAAP.

Executive bodies of DEPFA Deutsche Pfandbriefbank AG, giving details of membership of Supervisory Boards and other supervisory bodies in accordance with section 285 no. 10 of the HGB.

Management Board

Dr. Marcel Morschbach (from 19 June, 2002)
Carsten Samusch (from 19 June, 2002)

– DEPFA Finance N.V.	Supervisory Director

Gerhard Bruckermann (Speaker of the Management Board) (until 19 June, 2002)

Chairman and CEO of DEPFA BANK plc

– DePfa-Bank Europe plc	Chairman of the Board of Directors
– DEPFA Capital Japan K. K.	Chairman of the Board of Directors
– DEPFA Investment Bank Ltd.	Member of the Board of Directors
– DEPFA USA Inc.	Chairman of the Board of Directors
– DZ Bank AG	Member of the Advisory Board
– Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH	Member of the Advisory Board

Karl-Heinz Glauner (Speaker of the Management Board) (until 19 June, 2002)

Chairman of the Board of Directors of Aareal Bank AG

– Aareal Bank France S.A.	Président du Conseil d'Administration et Président Directeur Général
– Aareal Financial Service spol s r. o.	Chairman of the Supervisory Board
– Aareal Financial Service Polska Sp. z o. o.	Member of the Supervisory Board
– Aareal Financial Services USA Inc.	Member of the Board of Directors
– Aareal First Financial Solutions AG	Deputy Chairman of the Supervisory Board
– Aareal Hyp AG	Chairman of the Supervisory Board
– Aareal Hypotheken-Management GmbH	Chairman of the Supervisory Board
– Aareal Hypotheken Vermittlungs GmbH	Chairman of the Supervisory Board
– Aareal Partecipazioni S.p.A.	President
– Aareal Property Services B.V.	Member of the Supervisory Board
– Aareon AG	Chairman of the Supervisory Board
– Deutsche Interhotel Holding GmbH & Co. KG	Deputy Chairman of the Advisory Board
– Entenial S.A.	Member of the Conseil d'Administration
– Mansart Conseil S.A.S.	Chairman of the Supervisory Board

Dr. Reinhard Grzesik (from 19 June, 2002)

Member of the Board of Directors of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors

Jürgen Karcher (until 19 June 2002)

Member of the Board of Directors of DEPFA BANK plc

– Cytonet GmbH	Member of the Supervisory Board
– DePfa-Bank Europe plc	Member of the Board of Directors

Thomas M. Kolbeck (until 19 June, 2002)

Vice Chairman and Deputy CEO of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors
– DEPFA Capital Japan K. K.	Chairman of the Board of Directors
– DEPFA Investment Bank Ltd.	CEO and Chairman of the Board of Directors
– DEPFA USA Inc.	Member of the Board of Directors
– Imperial Grundstücks AG i. Gr.	Member of the Supervisory Board

Michael A. Kremer (until 19 June, 2002)

CEO of DB Real Estate Management GmbH

(until 31 January, 2003 Deputy Chairman of the Board of Directors of Aareal Bank AG)

– Aareal Bau-, Verwaltungs- und Controlling GmbH	Chairman of the Advisory Board
– Aareal Immobilien Management AG	Chairman of the Supervisory Board
– Aareon AG	Member of the Supervisory Board
– Aareal First Financial Solutions AG	Chairman of the Supervisory Board
– Aareal Property Services B.V.	Chairman of the Supervisory Board
– Aareal Financial Services USA Inc.	Member of the Board of Directors
– AVECO Holding AG	Member of the Supervisory Board
– Deutsche Bau- und Grundstücks AG	Chairman of the Supervisory Board
– Deutsche Operating Leasing AG	Chairman of the Supervisory Board
– Deutsche Structured Finance GmbH	Chairman of the Advisory Board
– Eurofactor AG	Member of the Supervisory Board
– Terrain-Aktiengesellschaft Herzogpark	Member of the Supervisory Board

Supervisory Board

Thomas M. Kolbeck (from 19 June, 2002)

Chairman

Vice Chairman and Deputy CEO of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors
– DEPFA Capital Japan K. K.	Chairman of the Board of Directors
– DEPFA Investment Bank Ltd.	CEO and Chairman of the Board of Directors
– DEPFA USA Inc.	Member of the Board of Directors
– Imperial Grundstücks AG i. Gr.	Member of the Supervisory Board

Dr. Jürgen Westphal (until 19 June, 2002)

Chairman

Government minister (ret'd.), barrister and solicitor, Judge at the Hamburg Constitutional Court

– Aareal Bank AG	Chairman of the Supervisory Board
– Treugarant AG, Wirtschaftsprüfungsgesellschaft	Chairman of the Supervisory Board

Jürgen Karcher (from 19 June, 2002)

Deputy Chairman

Member of the Board of Directors of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors
– Cytonet GmbH	Member of the Supervisory Board

Christian Graf von Bassewitz (until 19 June, 2002)

Deputy Chairman

General Partner of Bankhaus Lampe KG and Spokesman of the Management Board

– Aareal Bank AG	Deputy Chairman of the Supervisory Board
– Condor/Optima-Versicherungen	Chairman of the Supervisory Boards
– DEPFA Holding Verwaltungsgesellschaft mbH	Deputy Chairman of the Supervisory Board
– Deutscher Ring Krankenversicherungsverein a. G.	Member of the Supervisory Board
– Lampebank International S.A.	Member of the Supervisory Board
– Universal-Investment-Gesellschaft mbH	Member of the Supervisory Board

York-Detlef Bülow (until 30 September, 2002)

Deputy Chairman (until 19 June, 2002)

– Aareal Bank AG	
– Aareal Bank AG	Deputy Chairman of the Supervisory Board

Dr. Matthias Achilles (from 19 June, 2002)
DEPFA BANK plc

Dr. Richard Brantner (until 19 June, 2002)

– Aareal Bank AG	Member of the Supervisory Board
– DePfa-Bank Europe plc	Vice Chairman of the Board of Directors
– DEPFA BANK plc	Member of the Board of Directors (non-executive)

Gerhard Bruckermann (from 19 June, 2002)
Chairman and CEO of DEPFA BANK plc

– DePfa-Bank Europe plc	Chairman of the Board of Directors
– DEPFA Capital Japan K. K.	Chairman of the Board of Directors
– DEPFA Investment Bank Ltd.	Member of the Board of Directors
– DEPFA USA Inc.	Chairman of the Board of Directors
– DZ Bank AG	Member of the Advisory Board
– Karlsruher Rendite Beratungsgesellschaft für Vermögensanlagen GmbH	Member of the Advisory Board

Dermot Cahillane (from 19 June, 2002)
Member of the Board of Directors of DEPFA BANK plc

– DBE Property Holdings Ltd.	Member of the Board of Directors
– DEPFA Asset Management Ireland Ltd.	Member of the Board of Directors
– DEPFA ACS BANK	non-executive Chairman
– DePfa-Bank Europe plc	Member of the Board of Directors
– DEPFA Capital Japan K. K.	Member of the Board of Directors
– DEPFA Hold One Ltd.	Member of the Board of Directors
– DEPFA Hold Two Ltd.	Member of the Board of Directors
– DEPFA Hold Three Ltd.	Member of the Board of Directors
– DEPFA Hold Four Ltd.	Member of the Board of Directors
– DEPFA Investment Bank Ltd.	Member of the Board of Directors
– DEPFA Investment Fund plc	Member of the Board of Directors

Fulvio Dobrich (from 19 June, 2002)
Member of the Board of Directors of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors
– DEPFA Funding Trust	Member of the Board of Directors
– DEPFA Funding LLC	Member of the Board of Directors
– DEPFA Investment Bank Ltd.	Member of the Board of Directors
– DEPFA UK Ltd.	Chairman of the Board of Directors
– DEPFA USA Inc.	President and CEO
– DLF Inc.	Member of the Board of Directors
– Galileo Fund Ltd.	Member of the Board of Directors
– Malibar Ltd.	Member of the Board of Directors
– Segundo Ltd.	Member of the Board of Directors

Wolfgang Fauter (until 19 June, 2002)
Chairman of the Management Boards of Deutsche Ring Versicherungen

– Aareal Bank AG	Member of the Supervisory Board
– Atlantic Union Insurance S.A.	Deputy Chairman of the Administrative Board
– DEPFA Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Deutscher Ring Bausparkasse AG	Chairman of the Supervisory Board
– OVB Vermögensberatungs-AG Köln	Chairman of the Supervisory Board
– Roland Rechtsschutz-Versicherungs-AG	Member of the Supervisory Board
– ZEUS Service AG	Deputy Chairman of the Supervisory Board
– ZEUS Vermittlungsgesellschaft mbH	Deputy Chairman of the Supervisory Board

Erwin Flieger (until 19 June, 2002)

Chairman of the Management Boards of Bayerische Beamten Lebensversicherung a.G. and of BBV Holding AG

– Aareal Bank AG	Member of the Supervisory Board
– Bayerische Beamten Versicherung AG	Chairman of the Supervisory Board
– BBV Krankenversicherung AG	Chairman of the Supervisory Board
– DEPFA Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– Neue Bayerische Beamten Lebensversicherung AG	Chairman of the Supervisory Board

Lutz Freitag (until 19 June, 2002)

President of GdW Bundesverband deutscher Wohnungsunternehmen e.V.

– Aareal Bank AG	Member of the Supervisory Board

Dr. Reinhard Grzesik (from 19 June, 2002)

Member of the Board of Directors of DEPFA BANK plc

– DePfa-Bank Europe plc	Member of the Board of Directors

Willie Holohan (from 19 June, 2002)

– DEPFA BANK plc	
– DEPFA Finance N.V.	Managing Director

James Hyde (from 19 June until 2 August, 2002)

Dr. Friedrich Adolf Jahn (until 19 June, 2002)

– Aareal Bank AG	Member of the Supervisory Board

Siegfried Just (until 30 June, 2002)

– Aareal Bank AG

Noel Kavanagh (from 19 June, 2002)

– DEPFA BANK plc

Dieter Kirsch (until 30 September, 2002)

– Aareal Bank AG

Dr. Thilo Köpfler (until 19 June, 2002)

– Aachener Siedlungs- und Wohnungsgesellschaft mbH	Chairman of the Supervisory Board
– TLG Treuhand Liegenschaftsgesellschaft mbH	Member of the Supervisory Board
– Immobilien Anlagen und Entwicklung AG	Chairman of the Supervisory Board

Dr. Peter Lammerskitten (until 19 June, 2002)

– Aareal Bank AG	Member of the Supervisory Board
– burgbad AG	Chairman of the Supervisory Board
– Aareon AG	Deputy Chairman of the Supervisory Board
– GWE Gesellschaft für Wohnen im Eigentum AG	Member of the Supervisory Board

Paul Leatherdale (from 19 June, 2002)

– DEPFA BANK plc

Jacques Lebhar (until 19 June, 2002)

Président du Conseil d'Administration and Président-Directeur Général of Entenial

– Aareal Bank AG	Member of the Supervisory Board
– DEPFA Holding Verwaltungsgesellschaft mbH	Member of the Supervisory Board
– ESL & Network SA	Member of the Conseil de Surveillance
– ESL & Network (France) SAS	Membre du Conseil d'Administration
– La Mondiale Partenaire	Administrateur
– Vauban Mobilisations Garanties	Member of the Conseil de Surveillance

Nicholas Pheifer (from 19 June, 2002)

– DEPFA BANK plc

Hans-Georg Poetzsch (until 30 September, 2002)

– Aareal Bank AG	
– CP-Medienwerbung AG	Member of the Supervisory Board

Volker Rapp (from 19 June, 2002)

– DEPFA BANK plc

Noel Reynolds (from 19 June, 2002)

DEPFA BANK plc

Hans W. Reich (until 19 June, 2002)

Spokesman of the Management Board of Kreditanstalt für Wiederaufbau

– Aareal Bank AG	Member of the Supervisory Board
– ALSTOM GmbH	Member of the Supervisory Board
– DEPFA BANK plc	Board of Directors (non-executive)
– Deutsche Energie-Agentur GmbH	Member of the Supervisory Board
– Deutsche Telekom AG	Member of the Supervisory Board
– Haftpflicht-Unterstützungs-Kasse kraftfahrender	
– Beamter Deutschlands a. G.	Member of the Supervisory Board
– Hermes Kreditversicherungs-AG	Advisory Board
– HUK-COBURG-Allgemeine-Versicherungs-AG	Advisory Board
– HUK-COBURG-Holding AG	Member of the Supervisory Board
– IKB Deutsche Industriebank AG	Member of the Supervisory Board
– Krankenversicherungs-AG der HUK-COBURG	Advisory Board
– Lebensversicherungs-AG der HUK-COBURG	Advisory Board
– RAG AG	Member of the Supervisory Board
– Thyssen Krupp Steel AG	Member of the Supervisory Board

Rudi Ditmar Runkel (until 30 September, 2002)

– Aareal Bank AG

Dr. Rolf Schmid (until 19 June, 2002)

Jürgen Strauß (until 19 June, 2002)

Managing Director (Germany) of Schweizerische Lebensversicherungs- und Rentenanstalt (Swiss Life)

– Aareal Bank AG	Member of the Supervisory Board
– DEPFA Holding Verwaltungsgesellschaft mbH	Chairman of the Supervisory Board
– Swiss Life Asset Management Kapitalanlagegesellschaft mbH	Member of the Supervisory Board
– Swiss Life Partner Aktiengesellschaft Vermittlung von Versicherungen und Finanzdienstleistungen	Chairman of the Supervisory Board

Prof. Dr. Dr. h.c. mult. Hans Tietmeyer (until 19 June, 2002)

– Aareal Bank AG	Member of the Supervisory Board
– Bank for International Settlements (BIS)	Member of the Board of Directors
– BDO Deutsche Warentreuhand AG	Member of the Supervisory Board
– DEPFA BANK plc	Member of the Board of Directors (non-executive)
– DWS Investment GmbH	Member of the Supervisory Board
– Hauck & Aufhäuser Privatbankiers KGaA	Member of the Supervisory Board
– ING Groep N.V.	Member of the Supervisory Board

Rainer Ulm

– DEPFA Deutsche Pfandbriefbank AG

Reiner Wahl (until 30 September, 2002)

– Aareal Bank AG	
– Aareal Bank AG	Member of the Supervisory Board

Total remuneration of officers of DEPFA Deutsche Pfandbriefbank AG

Total remuneration of the Management Board of DEPFA Deutsche Pfandbriefbank AG amounted to €23,200,111.61 in the financial year 2002. €19,828,631.68 of this amount is attributable to long/short term incentive plans. The remuneration of the Supervisory Board amounted to €534,117.21.

Pension payments of €822,151.79 were made to former members of the Management Board or their surviving dependants. The pension provisions for this group of persons amounted to €10,787,141.00 at 31 December, 2002.

Loans to officers of DEPFA Deutsche Pfandbriefbank AG

At the end of 2002, there were no loans outstanding to members of the Management Board; loans to the members of the Supervisory Board amounted to €43,210.99.

Declaration of Compliance pursuant to section 161 of the German Stock Corporation Act (AktG)

The Management Board and the Supervisory Board have given and provided the shareholders with a Declaration of Compliance as stipulated in section 161 of the German Stock Corporation Act (*Aktiengesetz – AktG*).

Average number of employees

	Female	Male	Total
Full-time employees	52	69	121
Part-time employees	8	1	9
Permanent staff	60	70	130
Temporary staff	2	2	4
Vocational trainees	—	—	—

Appropriation of profits

The following appropriation of net profit of €318 million will be proposed to the Annual General Meeting:

	€ million
Transfer to other retained earnings	309.000
Payments of a dividend of €0.25 per share on the issued share capital of 36,000,000 shares	9.000
Total	318.000

Frankfurt, 27 March, 2003

The Management Board

[Signature]
DR. MARCEL MORSCHBACH

[Signature]
CARSTEN SAMUSCH

Report of the Auditors of DEPFA Deutsche Pfandbriefbank AG

The following auditor's report is extracted from the audited unconsolidated financial statements of DEPFA Deutsche Pfandbriefbank AG for the year ended 31 December, 2002.

"Pursuant to the final results of our audit, we have granted the following unqualified auditor's certificate on 4 April, 2003:

"Unqualified Auditor's Certificate

We have audited the annual financial statements, together with the bookkeeping system, and the management report of DEPFA Deutsche Pfandbriefbank AG, Frankfurt am Main, for the fiscal year from 1 January through 31 December, 2002. The maintenance of the books and records and the preparation of the annual financial statements and the management report in accordance with German commercial law are the responsibility of the Bank's Management Board. Our responsibility is to express an opinion on the annual financial statements, including the bookkeeping system, and the management report based on our audit.

We have conducted our audit of the annual financial statements in accordance with section 317 HGB and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that any misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with the principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the Bank's business activities and its economic and legal environment and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system with regard to accounting and the evidence supporting disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the scope of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Management Board, as well as evaluating the overall presentation of the annual financial statements and the management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Bank in accordance with the principles of proper accounting. On the whole, the management report provides a suitable understanding of the Bank's position and suitably presents the risks of future development."

Frankfurt am Main, 4 April, 2003

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

[signature]	[signature]
(Rausch)	(p.p. Mauß)
Wirtschaftsprüfer (German Chartered Accountant)	Wirtschaftsprüfer (German Chartered Accountant)"

UNAUDITED UNCONSOLIDATED FINANCIAL STATEMENTS OF DEPFA DEUTSCHE PFANDBRIEFBANK AG AS AT AND FOR THE SIX MONTH PERIOD ENDED 30 JUNE, 2003

Balance Sheet of DEPFA Deutsche Pfandbriefbank AG

The following table is extracted from the unaudited unconsolidated Second Quarter Report of DEPFA Deutsche Pfandbriefbank AG and shows the Balance Sheet, prepared in accordance with the German Commercial Code, of DEPFA Deutsche Pfandbriefbank AG as at 30 June, 2003.

	30 June, 2003	31 December, 2002	Change
	(€ million)		%
Loans and advances to banks	19,484	23,153	(15.8)
a) Public sector loans	5,254	6,262	(16.1)
b) Mortgage loans	—	0	—
c) Other loans and advances	14,230	16,891	(15.8)
Loans and advances to customers	40,084	44,464	(9.9)
a) Public sector loans	35,202	38,687	(9.0)
b) Mortgage loans	4,833	5,584	(13.4)
c) Other loans and advances	49	193	(74.6)
Debt securities and other fixed-income securities	26,927	25,534	5.5
Liabilities to banks	22,375	18,807	19.0
of which:			
a) Registered public sector covered bonds	270	253	6.7
b) Registered mortgage covered bonds	268	243	10.3
Liabilities to customers	4,386	5,165	(15.1)
of which:			
a) Registered public sector covered bonds	2,277	2,355	(3.3)
b) Registered mortgage covered bonds	1,096	1,628	(32.7)
Certificated liabilities	58,401	66,861	(12.7)
a) Public sector covered bonds	50,873	56,379	(9.8)
b) Mortgage covered bonds	317	475	(33.3)
c) Other debt securities	2,803	4,493	(37.6)
d) Other certificated liabilities	4,408	5,514	(20.1)
Subordinated liabilities	50	118	(57.6)
Profit-participation certificates	949	927	2.4
Capital and reserves	1,207	1,169	3.3
a) Subscribed capital	108	108	–
b) Reserves	1,053	743	41.7
c) Distributable profit	46	318	(85.5)
Total assets	88,412	94,467	(6.4)
Lending volume	71,391	74,086	(3.6)

Profit and Loss Account of DEPFA Deutsche Pfandbriefbank AG

The following table is extracted from the unaudited unconsolidated Second Quarter Report of DEPFA Deutsche Pfandbriefbank AG and shows the Profit and Loss Account, prepared in accordance with the German Commercial Code, of DEPFA Deutsche Pfandbriefbank AG as at and or the six-month period ended 30 June, 2003.

	1 January – 30 June, 2003	1 January – 30 June, 2002	Change	
	(€ million)		(€ million)	%
Interest income	1,975	2,230	(255)	(11.4)
Interest expenditure	(1,890)	(2,154)	(264)	(12.3)
Net interest income	85	76	9	11.8
Commission income	5	7	(2)	(28.6)
Commission expenditure	0	(3)	(3)	(100.0)
Net commission income	5	4	1	25.0
Net interest and net commission income	90	80	10	12.5
Wages and salaries	(8)	(29)	(21)	(72.4)
Social security costs	(3)	(5)	(2)	(40.0)
Other administrative expenses	(13)	(28)	(15)	(53.6)
Depreciation of fixed assets	(1)	(3)	(2)	(66.7)
Administrative expenditure	(25)	(65)	(40)	(61.5)
Other income and expenditure	(8)	9	(17)	(188.9)
Operating results before provisions	57	24	33	137.5
Income from amounts written back on claims and certain securities and from the reversal of loan loss provisions	24	59	(35)	(59.3)
Operating results after provisions	81	83	(2)	(2.4)
Result from the sale of participations	—	476	(476)	(100.0)
Expenditure for assumption of losses	—	(45)	(45)	(100.0)
Release of special item with partial reserve character	1	1		
Income before tax	82	515	(433)	(84.1)
Taxes	(36)	7	43	614.3
Net income	46	522	(476)	(91.2)

Key Business Development Figures of DEPFA Deutsche Pfandbriefbank AG

The following key business development figures of DEPFA Deutsche Pfandbriefbank AG are extracted from the unaudited unconsolidated Second Quarter Report of DEPFA Deutsche Pfandbriefbank AG for the six-month period ended 30 June, 2003.

	1 January – 30 June, 2003	1 January – 30 June, 2002	Change per cent.
	(€) million		
New commitments			
Public sector financing	11,568	2,152	437.5
of which: Securities	4,889	1,190	310.8
Total new commitments	11,568	2,152	437.5
Primary sales of debt securities			
including: Loans taken up			
Public sector covered bonds	3,037	4,180	(27.3)
Mortgage covered bonds	126	0	—
Other debt securities	30	301	(90.0)
Borrowings	109	0	—
Total primary sales	3,302	4,481	(26.3)

	30 June, 2003	31 December, 2002	Change per cent.
No. of employees	140	139	0.7
including: Part-time employees	14	14	

Negotiable Bearer Global Note

[ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] *[Insert in the case of Notes with an original maturity of over 365 days.]*

[DEPFA BANK plc
(Incorporated in the Republic of Ireland)]/

[DEPFA Deutsche Pfandbriefbank AG
(Incorporated in the Federal Republic of Germany)][1]

Certificate No: ....

Principal Amount: .... *(words and figures if a Sterling Note)*

Series No: ....

Issue Date: ....

Denominations: ....

Maturity Date: ....

Specified Currency: ....

Calculation Agent: ....

Fixed Interest Rate: ....

Margin: ....

Interest Payment Dates: ....

Reference Rate: .... [LIBOR]/[EURIBOR][2]

Relevant Clearing System(s): [Clearstream Banking, société anonyme]/[Euroclear]/[Euroclear France S.A.]/[Clearstream Banking AG][3]

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][1] (the "Issuer") for value received promises to pay the bearer of this Global Note on the above mentioned Maturity Date (the "Maturity Date") the Principal Amount specified above, together (in the relevant case) with interest thereon at the rate and at the times (if any) specified above upon presentation and/or surrender of this Global Note to [Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB, as the Issuer's issuing and principal paying agent (the "Issuing and Principal Paying Agent")][4] /[Deutsche Bank Aktiengesellschaft, Grosse Gallusstrasse 10-14, D-60272 Frankfurt, as the Issuer's German paying agent (the "German Paying Agent")][5] , or at the office of any other paying agent appointed for the purpose from time to time by the Issuer (and the Issuer undertakes that it will ensure that it maintains a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive), provided that there will at all times be a paying agent in a jurisdiction within continental Europe other than the jurisdiction in which the Issuer was incorporated, by transfer to an account denominated in the currency specified above maintained by the bearer with a bank in the principal financial centre in the country of that currency (or, in the case of a Note denominated in euro, with a bank in the principal financial centre of a member state of the European Community), all in accordance with the provisions of an amended and restated Issuing and Paying Agency Agreement dated 17 December, 2003 (as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") between DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG, [the Issuing and Principal Paying Agent and Deutsche Bank Aktiengesellschaft][4]/[Deutsche Bank AG and the German Paying Agent][5] and such other agents as may be named therein, copies of which may be inspected during normal business hours at the offices of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] specified above.

[The Notes have the benefit of a keepwell statement contained in a Letter of Comfort dated 6 August 2002 and issued by DEPFA BANK plc to DEPFA Deutsche Pfandbriefbank AG. The keepwell statement can be summarised as follows: "So long as DEPFA BANK plc remains a majority shareholder (or remains in control of a majority of the shares of DEPFA Deutsche Pfandbriefbank AG), it will ensure that DEPFA Deutsche Pfandbriefbank AG is able to meet its contractual obligations." This statement does not constitute a guarantee.][7]

This is a Global Note in respect of an issue of Notes in the amount specified above. Subject to the terms and conditions set out below, this Global Note is exchangeable for definitive Notes of the Issuer in the denominations specified above.

If this Global Note is denominated in Sterling:

(i) the Principal Amount shall not be less than £500,000; and

(ii) notwithstanding the provisions relating to exchange of Notes above, this Global Note is exchangeable in accordance with its terms immediately upon presentation of this Global Note as provided herein.

If this Global Note is denominated in euro and subject as provided below, payments in euro under this Global Note shall be payable through a clearing bank for euro. Instructions for payments must be agreed with the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] at least one TARGET Business Day (as defined below) prior to the relevant payment date.

For the purposes of this Global Note:

"euro" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended;

"TARGET Business Day" means a day on which the TARGET System is operating credit or transfer instructions in respect of payments in euro; and

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System and any successor thereto.

If this Global Note is denominated in United States dollars or Sterling, instructions for payment must be received at the office of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] referred to above together with this Global Note on the relevant payment date.

If this Global Note is denominated in any currency other than United States dollars or Sterling, instructions for payment must be received at the office of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] together with this Global Note at least two Business Days (as defined below) prior to the relevant payment date.

All payments by the Issuer under this Global Note shall be made free from any set-off or counter-claim or similar deductions, and free and clear of, and without deduction or withholding for, or on account of, any taxes, levies, imposts, duties, assessments or charges of any nature now or hereinafter imposed, levied, withheld or assessed in [the Republic of Ireland][6] /[the Federal Republic of Germany][7], the United Kingdom or in any jurisdiction in which the Issuer is or becomes subject to taxes or any political subdivision or taxing authority thereof or therein (together "Taxes"), unless the Issuer is compelled by law to make any such deduction or withholding. If any deduction or withholding of Taxes is required by law to be made (whether by the Issuer, any paying agent or otherwise) from any such payment the Issuer shall pay in the same manner and at the same time as such payment is due such additional amounts as will result in the receipt by the bearer of this Global Note of such amount as would have been received by such bearer had no such Taxes been required to be deducted or withheld, except that no such additional amounts shall be payable in respect of this Global Note if presented for payment:

(i) by, or by a third party on behalf of, a bearer who is liable to any such Taxes by reason of such bearer having some connection with the jurisdiction imposing the taxes other than the mere holding of this Global Note or the receipt of any amount payable in respect of this Global Note; or

(ii) more than 30 days after the Relevant Date, save where the bearer would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day and for this purpose, the expression "Relevant Date" means the later of the date when such payment first becomes due and payable, and the date when the full amount of such payment is duly received by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] under the Agency Agreement from the Issuer; or

(iii) by, or by a third party on behalf of, a holder where such holder has not made, but in respect of whom such deduction or withholding would not have been required had such holder made, a declaration of non-residence or other claim for exemption; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting this Global Note to another Paying Agent in a Member State of the European Union; or

(vi) in [the Republic of Ireland][6]/[the Federal Republic of Germany][7].

[If this Global Note is denominated in Sterling, it is exchangeable immediately, on any Business Day, at the option of the bearer, prior to the date on which full payment in respect hereof has been made or duly provided for, in whole only for definitive Notes in the form set out in Part II of Schedule 2 to the amended and restated Dealer Agreement dated 17 December, 2003 between DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and the Dealers named therein (as further amended and/or supplemented and/or restated from time to time, the "Dealer Agreement"). Upon presentation of this Global Note to the Issuing and Principal Paying Agent, the Issuer will, at its expense, cause to be issued to the bearer duly executed and authenticated definitive Notes with the relevant details thereon duly completed. The aggregate principal amount of the definitive Notes issued in exchange for this Global Note will not exceed the original principal amount of this Global Note.][1]

[If this Global Note is denominated in a currency other than Sterling it]/[This Global Note][1] may be exchanged in whole but not in part (free of charge), for definitive Notes in the form set out in Part I of Schedule 2 to the Dealer Agreement upon the occurrence of an Exchange Event.

An "Exchange Event" means the Issuer has been notified that the Relevant Clearing System(s) specified above have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no alternative clearing system is available.

Following the occurrence of an Exchange Event the Issuer will promptly give notice to the holders of the Notes in a manner to be determined by the Issuer at such time. Any such exchange shall occur on a date specified in the notice no later than 60 days after the date of receipt of the first relevant notice from the Issuer.

Any such exchange as aforesaid will be made upon presentation of this Global Note at the office of the [Issuing and Principal Paying Agent][4]/ [German Paying Agent][5] by the bearer hereof on any Business Day. The aggregate nominal amount of definitive Notes issued upon an exchange of this Global Note will be equal to the aggregate nominal amount of this Global Note.

If default is made in the payment referred to above, the Issuer undertakes that upon presentation and surrender of this Global Note to the Issuing and Principal Paying Agent at its office specified above (or to any other person or at any other address outside the United States of America, its territories and possessions as the Issuer may notify in writing to the bearer) during normal business hours after the Maturity Date and if payment hereof is not made in full, it will issue to the bearer duly executed bearer definitive Notes in the form set out in the Dealer Agreement with an aggregate face amount equal to the amount due hereunder and in denominations specified above and with the same Issue Date and Maturity Date as this Global Note.

If, for whatever reason, no definitive Notes are issued in exchange for this Global Note in accordance with the terms and conditions of this Global Note before 5.00 p.m. (London time) on the seventh day after the Maturity Date, this Global Note (including the obligation hereunder to issue definitive Notes) will become void and the bearer will have no further rights under this Global Note (but without prejudice to the rights which the bearer and any other persons may have under the Deed of Covenant dated 17 December, 2003 or under any other deed of covenant entered into in connection with clearing arrangements, in each case executed by the Issuer in respect of the Notes, a copy of which may be inspected during normal business hours at the offices of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] specified above).

If the Maturity Date falls on a day which is not a Business Day, payment hereof shall be made on the next succeeding Business Day (unless that falls in the next calendar month or is more than 365 days after the Issue Date of this Global Note, in which case payment shall be made on the immediately preceding Business Day). "Business Day" herein means, in the case of a Global Note denominated in a currency other than euro, a day on which banks are open for business in London (other than a Saturday or a Sunday) and in the principal financial centre for the currency of this Global Note and on which the Relevant Clearing System(s) specified above are operating or, in the case of a Global Note denominated in euro, a TARGET Business Day.

If this is an interest bearing Global Note, then at the option of the bearer:

(i) notwithstanding the provisions of the first paragraph above as to the Maturity Date, if any payment of interest in respect of this Global Note falling due for payment prior to the above-mentioned Maturity Date remains unpaid on the fifteenth day after falling so due, the Principal Amount as specified above shall be payable on such fifteenth day; and

(ii) upon each payment of interest (if any) prior to the Maturity Date in respect of this Global Note, the Schedule hereto shall be duly completed by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] to reflect such payment.

If this is a fixed rate interest bearing Global Note, interest shall be payable on the Maturity Date and calculated on the Principal Amount from the Issue Date to the Maturity Date on the basis of the actual number of days elapsed and a year of 360 days or, if this Global Note is denominated in Sterling, 365 days at the Fixed Interest Rate specified above.

If this is a floating rate interest bearing Global Note:

(i) interest shall be calculated on the Principal Amount as follows:

(a) in the case of a Note which specifies LIBOR as the Reference Rate on its face, interest shall be payable on the Principal Amount in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days or, if this Global Note is denominated in Sterling, 365 days at a rate (the "Rate of Interest") determined on the following basis:

(I) on the second business day (which shall be days on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign currency and foreign currency deposits) in London before the beginning of each Interest Period or, if this Global Note is denominated in Sterling, on the first day of each Interest Period (each the "LIBOR Interest Determination Date") the Calculation Agent named above will determine the offered rate for deposits in the Relevant Currency in the London interbank market for the Interest Period concerned as at 11.00 a.m. (London time) on the LIBOR Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London interbank offered rates of major banks for deposits in the Relevant Currency for a duration equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

(II) if on any LIBOR Interest Determination Date for any reason such offered rate is unavailable the Calculation Agent will request each of the Reference Banks (as defined below) to provide its offered quotation to leading banks in the London interbank market for deposits in the Relevant Currency for a duration equal to the Interest Period concerned as at 11.00 a.m. (London time) on the LIBOR Interest Determination Date in question. The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (if two are so provided), as determined by the Calculation Agent; and

(III) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (I) or (II) above, the Rate of Interest for such Interest Period shall be either the Rate of Interest in effect for the last preceding Interest Period to which (I) or (II) above shall have applied or such other Rate of Interest as may be specified on the face hereof;

(b) in the case of a Note which specifies EURIBOR as the Reference Rate on its face, interest shall be payable on the Principal Amount in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days at a rate (the "Rate of Interest") determined on the following basis:

(I) on the second TARGET Business Day before the beginning of each Interest Period (each the "EURIBOR Interest Determination Date") the Calculation Agent named above will determine the European Interbank Offered Rate for deposits in euro for the Interest Period concerned as at 11.00 a.m. (Brussels time) on the EURIBOR Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 248 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying European Interbank Offered Rates of prime banks in the Euro-zone (as defined below) for deposits in euro for a duration approximately equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

(II) if on any EURIBOR Interest Determination Date for any reason such offered rate is unavailable the Calculation Agent will request the principal Euro-zone office of each of the Reference Banks to provide its offered quotation to leading banks in the Euro-zone interbank market for deposits in euro for a duration equal to the Interest Period concerned as at 11.00 a.m. (Brussels time) on the EURIBOR Interest Determination Date in question. The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (if two are so provided), as determined by the Calculation Agent; and

(III) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (I) or (II) above, the Rate of Interest for such Interest Period shall be the Rate of Interest in effect for the last preceding Interest Period to which (I) or (II) above shall have applied or such other Rate of Interest as may be specified on the face hereof.

For the purposes of this Global Note "Euro-zone" means the region comprised of the countries whose lawful currency is the euro.

(ii) the Calculation Agent will, as soon as practicable after 11.00 a.m. (London time) on each LIBOR Interest Determination Date, or 11.00 a.m. (Brussels time) on each EURIBOR Interest Determination Date (as the case may be), determine the Rate of Interest and calculate the amount of interest payable (the "Amount of Interest") for the relevant Interest Period. The Amount of Interest shall be calculated by applying the Rate of Interest to the Principal Amount (as applicable) of one Note of each denomination, multiplying such product by the actual number of days in the Interest Period concerned divided by 360, or, if this Global Note is denominated in

Sterling, by 365, and rounding the resulting figure to the nearest amount of the Relevant Currency which is available as legal tender in the country of the Relevant Currency (with halves being rounded upwards). The determination of the Rate of Interest and the Amount of Interest by the Calculation Agent named above shall (in the absence of manifest error) be final and binding upon all parties;

(iii) a certificate of the Calculation Agent as to the Rate of Interest payable hereon for any Interest Period shall be (in the absence of manifest error) conclusive and binding as between the Issuer and the bearer hereof;

(iv) the period beginning on (and including) the Issue Date and ending on the day immediately preceding the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on the day immediately preceding the next succeeding Interest Payment Date is called an "Interest Period" for the purposes of this paragraph; and

(v) the Issuer will procure that the Relevant Clearing System(s) specified above are notified of the Rate of Interest payable in respect of each Interest Period as soon as practicable after the determination of the Rate of Interest.

In respect of the determination of the Rate of Interest on any LIBOR Interest Determination Date, the "Reference Banks" shall be the banks appearing on the relevant page displaying the London interbank offered rates for the Specified Currency on the Reuters Markets 3000 (the "Reuters Screen") at approximately 11.00 a.m. (London time) on such Interest Determination Date provided that if on such Interest Determination Date there are less than two banks appearing on the Reuters Screen or the Reuters Screen is unavailable, the "Reference Banks" shall be the banks appearing on the Reuters Screen at approximately 11.00 a.m. (London time) on the last preceding date on which two or more banks so appeared.

In respect of the determination of the Rate of Interest on any EURIBOR Interest Determination Date, the "Reference Banks" shall be the banks appearing on the relevant page (currently page 248) displaying the European Interbank Offered Rate for deposits in euro on the Telerate Monitor (the "Telerate Monitor") at approximately 11.00 a.m. (Brussels time) on such EURIBOR Interest Determination Date provided that if on such EURIBOR Interest Determination Date there are less than two banks appearing on the Telerate Monitor or the Telerate Monitor is unavailable, the "Reference Banks" shall be the banks appearing on the Telerate Monitor at approximately 11.00 a.m. (Brussels time) on the last preceding date on which two or more banks so appeared.

The Issuer or any of its consolidated subsidiaries may at any time purchase Notes of this Series in the open market or otherwise and at any price. Notes purchased by the Issuer or any of its consolidated subsidiaries may be held, resold or cancelled.

If this Global Note is listed on the Frankfurt Stock Exchange, all notices required to be published concerning this Global Note shall be published in a leading daily newspaper designated by the Frankfurt Stock Exchange for notices of such kind and having general circulation in Germany. The Issuer may, in lieu of such publication and if so permitted by the rules of the Frankfurt Stock Exchange, deliver the relevant notice to the Relevant Clearing System(s).

This Global Note is transferable by delivery.

The Notes will rank at least *pari passu* as to priority of payment with all other unsecured and unsubordinated indebtedness of, or guaranteed by, the Issuer (other than obligations preferred by mandatory provisions of law).

(a) The Issuer or any of its consolidated subsidiaries, successors or assigns or its parent company from time to time may, without the consent of the holder, assume liability as the principal debtor in respect of this Global Note (the "Substituted Debtor"), provided that:

   (i) a deed poll and such other documents (if any) shall be executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each holder to be bound by these terms and conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in this Global Note and the Agency Agreement as the principal debtor in respect of this Global Note in place of the Issuer;

   (ii) without prejudice to the generality of (a)(i), above, if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than the Republic of Ireland or the Federal Republic of Germany the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each holder has the benefit of a covenant in terms corresponding to the taxation provisions herein with, where applicable, the addition to the references to the Republic of Ireland or the Federal Republic of Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

   (iii) the Documents shall contain a warranty and representation (aa) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (bb) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (cc) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each holder; and

   (iv) a legal opinion shall have been delivered to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] (from whom copies will be available) (aa) from lawyers of recognised standing as to matters of Irish law, (bb) from lawyers of recognised standing as to matters of German law and (cc) if the Substituted Debtor is incorporated, domiciled or resident in a country other than Republic of Ireland or the Federal Republic of Germany, from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place, the requirements hereof, save as to the giving of notice to the holders have been met and this Global Note represents legal, valid and binding obligations of the Substituted Debtor enforceable in accordance with its terms.

   For the purposes hereof, the term "parent company" means, in relation to the Issuer, (a) the person who controls or has the power to control the affairs and policies of the Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the Issuer or otherwise, or (b) the person with whose financial statements the Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

(b) Upon the execution of the Documents and the delivery of the legal opinions as referred to above, the Substituted Debtor shall be deemed to be named in this Global Note as the principal debtor in place of the Issuer and this Global Note shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of this Global Note.

(c) The Documents shall be deposited with and held by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] for so long as this Global Note remains outstanding and for so long as any claim made against the Substituted Debtor by the holder in relation to this Global Note or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor shall acknowledge in the Documents the right of the holder to the production of the Documents for the enforcement of this Global Note or the Documents.

(d) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the holder in a manner to be determined by the Issuer at such time.

(e) At any time after a substitution pursuant to these provisions the Substituted Debtor may, without the consent of the holder, substitute the Issuer or any other consolidated subsidiary of the Issuer as the principal debtor in respect of this Global Note to undertake its obligations in respect of this Global Note provided that all provisions specified above shall apply *mutatis mutandis* and, without limitation, references to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

This Global Note is governed by, and shall be construed in accordance with, English law. For the exclusive benefit of the bearer, the Issuer hereby irrevocably agrees that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Global Note and in relation to this Global Note irrevocably appoints DEPFA BANK plc, London Branch whose office is located at 105 Wigmore Street, London W1U 1QY as its agent with full authority to receive, accept and acknowledge, for it and on its behalf, service of all process issued out of or relating to any proceedings in England and agrees that service on such agent shall be deemed due service for the purposes of proceedings in such courts without prejudice to any other mode of service. The Issuer further undertakes that in the event of DEPFA BANK plc, London Branch ceasing so to act it will appoint another person as its agent for that purpose. Nothing in this clause limits the right of the bearer to bring proceedings against the Issuer in any other court of competent jurisdiction; nor shall the bringing or continuing of proceedings in one or more jurisdictions preclude the bringing or continuing of proceedings in any other jurisdiction, whether concurrently or otherwise.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 (the "Act") to enforce any term of this Global Note, but this does not affect any right or remedy of any person which exists or is available apart from the Act.

This Global Note shall not be validly issued unless authenticated by [Deutsche Bank AG as the Issuing and Principal Paying Agent][4]/[Deutsche Bank Aktiengesellschaft as the German Paying Agent][5].

IN WITNESS WHEREOF the Issuer has caused this Global Note to be signed in facsimile on its behalf.

For and on behalf of

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][1]

By: ....

Authenticated by

[Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5]

By: ....

(Authorised Signatory)

Without recourse, warranty or liability.

By: ....

Authenticated by[Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5]

By: ....

(Authorised Signatory)

SCHEDULE
Payments of Interest (Floating Rate only)

The following payments of interest in respect of this Global Note have been made:

Date made	Payment from	Payment to	Amount paid	Notation on behalf of [Issuing and Principal Paying Agent][4][German Paying Agent][5]
....	....	....	....	....
....	....	....	....	....
....	....	....	....	....
....	....	....	....	....

1 Delete as appropriate.

2 Delete as appropriate. The Reference Rate should always be LIBOR unless the Notes is denominated in euro and the relevant Issuer and the relevant Dealer agree that EURIBOR should be used instead.

3 Delete as appropriate. If this Global Note is to be listed on the Frankfurt Stock Exchange, it must be cleared through Clearstream Banking AG.

4 Insert unless Clearstream Banking AG is specified above.

5 Insert where Clearstream Banking AG is specified above.

6 Delete where DEPFA Deutsche Pfandbriefbank AG is the Issuer.

7 Delete where DEPFA BANK plc is the Issuer.

FORM OF DEFINITIVE MULTI-CURRENCY INTEREST BEARING/DISCOUNTED NOTE (NON-STERLING)

Negotiable Bearer Note

[ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] [*Insert in the case of Notes with an original maturity of over 365 days.*]

[DEPFA BANK plc

(Incorporated in the Republic of Ireland)]/

[DEPFA Deutsche Pfandbriefbank AG

(Incorporated in the Federal Republic of Germany)][1]

Certificate No:	Principal Amount:	
Series No:	Issue Date:	
Denominations:	Maturity Date:	
Specified Currency:	Calculation Agent:	
Fixed Interest Rate:	Margin:	
Interest Payment Dates:	Reference Rate:	[LIBOR]/[EURIBOR][2]

Relevant Clearing System(s): [Clearstream Banking, société anonyme]/ [Euroclear]/[Euroclear France S.A.]/[Clearstream Banking AG][3]

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][1] (the "Issuer") for value received promises to pay the bearer of this Note on the above mentioned Maturity Date (the "Maturity Date") the above Principal Amount, together (in the relevant case) with interest thereon at the rate and at the times (if any) specified above upon presentation and/or surrender of this Note to [Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB, as the Issuer's issuing and principal paying agent (the "Issuing and Paying Principal Agent")][4]/ [Deutsche Bank Aktiengesellschaft, Grosse Gallusstrasse 10-14, D-60272 Frankfurt, as the Issuer's German paying agent (the "German Paying Agent")][5], or at the office of any other paying agent appointed for the purpose from time to time by the Issuer (and the Issuer undertakes that it will ensure that it maintains a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive), provided that there will at all times be a paying agent in a jurisdiction within continental Europe other than the jurisdiction in which the Issuer was incorporated, by transfer to an account denominated in the currency specified above maintained by the bearer in the principal financial centre in the country of that currency (or, in the case of a Note denominated in euro, with a bank in the principal financial centre of a member state of the European Community) in accordance with the provisions of an amended and restated Issuing and Paying Agency Agreement dated 17 December, 2003 (as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") between DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG, [the Issuing and Principal Paying Agent and Deutsche Bank Aktiengesellschaft][4]/[Deutsche Bank AG and the German Paying Agent][5] and such other agents as may be named therein, copies of which may be inspected during normal business hours at the offices of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] specified above.

[The Notes have the benefit of a keepwell statement contained in a Letter of Comfort dated 6 August 2002 and issued by DEPFA BANK plc to DEPFA Deutsche Pfandbriefbank AG. The keepwell statement can be summarised as follows: "So long as DEPFA BANK plc remains a majority shareholder (or remains in control of a majority of the shares of DEPFA Deutsche Pfandbriefbank AG), it will ensure that DEPFA Deutsche Pfandbriefbank AG is able to meet its contractual obligations." This statement does not constitute a guarantee.][7]

If this Note is denominated in euro and subject as provided below, payments in euro under this Note shall be payable through a clearing bank for euro. Instructions for payments must be agreed with the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] at least one TARGET Business Day (as defined below) prior to the relevant payment date.

For the purposes of this Note:

"euro" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended;

"TARGET Business Day" means a day on which the TARGET System is operating credit or transfer instructions in respect of payments in euro; and

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System and any successor thereto.

If this Note is denominated in United States dollars, instructions for payment must be received at the office of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] referred to above together with this Note on the relevant payment date.

If this Note is denominated in any currency other than United States dollars or Japanese Yen instructions for payment must be received at the office of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] together with this Note at least two Business Days (as defined below) prior to the relevant payment date.

All payments by the Issuer under this Note shall be made free from any set-off or counter-claim or similar deductions, and free and clear of, and without deduction or withholding for, or on account of, any taxes, levies, imposts, duties, assessments or charges of any nature now or hereinafter imposed, levied, withheld or assessed in [the Republic of Ireland][6]/[the Federal Republic of Germany][7], the United Kingdom or in any jurisdiction in which the Issuer is or becomes subject to taxes or any political subdivision or taxing authority thereof or therein (together "Taxes"), unless the Issuer is compelled by law to make any such deduction or withholding. If any deduction or withholding of Taxes is required by law to be made (whether by the Issuer, any paying agent or otherwise) from any such payment the Issuer shall pay in the same manner and at the same time as such payment is due such additional amounts as will result in the receipt by the bearer of this Note of such amount as would have been received by such bearer had no such Taxes been required to be deducted or withheld, except that no such additional amounts shall be payable in respect of this Note if presented for payment:

(i) by, or by a third party on behalf of, a bearer who is liable to any such Taxes by reason of such bearer having some connection with the jurisdiction imposing the taxes other than the mere holding of this Note or the receipt of any amount payable in respect of this Note; or

(ii) more than 30 days after the Relevant Date, save where the bearer would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day and for this purpose, the expression "Relevant Date" means the later of the date when such payment first becomes due and payable, and the date when the full amount of such payment is duly received by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] under the Agency Agreement from the Issuer; or

(iii) by, or by a third party on behalf of, a holder where such holder has not made, but in respect of whom such deduction or withholding would not have been required had such holder made, a declaration of non-residence or other claim for exemption; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union; or

(vi) in [the Republic of Ireland][6]/[the Federal Republic of Germany][7].

If the Maturity Date falls on a day which is not a Business Day, payment hereof shall be made on the succeeding Business Day (unless that falls in the next calendar month or is more than 365 days after the Issue Date of this Note, in which case payment shall be made on the immediately preceding Business Day). "Business Day" means, in the case of a Note denominated in a currency other than euro, a day on which banks are open for business in London (other than a Saturday or a Sunday) and the principal financial centre for the currency of this Note and on which the Relevant Clearing System(s) specified above are operating or, in the case of a Note denominated in euro, a TARGET Business Day.

If this is an interest bearing Note, then:

(i) notwithstanding the provisions of the first paragraph above, if any payment of interest in respect of this Note falling due for payment prior to the above-mentioned Maturity Date remains unpaid on the fifteenth day after falling so due, the Principal Amount as specified above, shall be payable on such fifteenth day; and

(ii) upon each payment of interest (if any) prior to the Maturity Date in respect of this Note, the Schedule hereto shall be duly completed by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] to reflect such payment.

If this is a fixed rate interest bearing Note, interest shall be payable on the Maturity Date and calculated on the Principal Amount from the Issue Date to the Maturity Date on the basis of the actual number of days elapsed and a year of 360 days at the Fixed Interest Rate specified above.

If this is a floating rate interest bearing Note:

(i) interest shall be calculated on the Principal Amount (as applicable) as follows:

  (a) in the case of a Note which specifies LIBOR as the Reference Rate on its face, interest shall be payable on the Principal Amount in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days at a rate (the "Rate of Interest") determined on the following basis:

    (I) on the second business day (which shall be days on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign currency and foreign currency deposits) in London) before the beginning of each Interest Period (each the "LIBOR Interest Determination Date") the Calculation Agent named above will determine the offered rate for deposits in the Relevant Currency in the London interbank market for the Interest Period concerned as at 11.00 a.m. (London time) on the LIBOR Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London interbank offered rates of major banks for deposits in the Relevant Currency for a duration equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

    (II) if on any LIBOR Interest Determination Date for any reason such offered rate is unavailable the Calculation Agent will request each of the Reference Banks (as defined below) to provide its offered quotation to leading banks in the London inter-bank market for deposits in the Relevant Currency for a duration equal to the Interest Period concerned as at 11.00 a.m. (London time) on the LIBOR Interest Determination Date in question. The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (if two are so provided), as determined by the Calculation Agent; and

    (III) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (I) or (II) above, the Rate of Interest for such Interest Period shall be either the Rate of Interest in effect for the last preceding Interest Period to which (I) or (II) above shall have applied or such other Rate of Interest as may be specified on the face hereof;

  (b) in the case of a Note which specifies EURIBOR as the Reference Rate on its face, interest shall be payable on the Principal Amount in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 360 days at a rate (the "Rate of Interest") determined on the following basis:

    (I) on the second TARGET Business Day before the beginning of each Interest Period (each the "EURIBOR Interest Determination Date") the Calculation Agent named above will determine the European Interbank Offered Rate for deposits in euro for the Interest Period concerned as at 11.00 a.m. (Brussels time) on the EURIBOR Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 248 on

the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying European Interbank Offered Rates of prime banks in the Euro-zone (as defined below) for deposits in euro for a duration approximately equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

(II) if on any EURIBOR Interest Determination Date for any reason such offered rate is unavailable the Calculation Agent will request the principal Euro-zone office of each of the Reference Banks to provide its offered quotation to leading banks in the Euro-zone interbank market for deposits in euro for a duration equal to the Interest Period concerned as at 11.00 a.m. (Brussels time) on the EURIBOR Interest Determination Date in question. The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (if two are so provided), as determined by the Calculation Agent; and

(III) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (I) or (II) above, the Rate of Interest for such Interest Period shall be the Rate of Interest in effect for the last preceding Interest Period to which (I) or (II) above shall have applied or such other Rate of Interest as may be specified on the face hereof.

For the purposes of this Note "Euro-zone" means the region comprised of the countries whose lawful currency is the euro.

(ii) the Calculation Agent will, as soon as practicable after 11.00 a.m. (London time) on each LIBOR Interest Determination Date, or 11.00 a.m. (Brussels time) on each EURIBOR Interest Determination Date (as the case may be), determine the Rate of Interest and calculate the amount of interest payable (the "Amount of Interest") for the relevant Interest Period. The Amount of Interest shall be calculated by applying the Rate of Interest to the Principal Amount or Nominal Amount (as applicable) of one Note of each denomination, multiplying such product by the actual number of days in the Interest Period concerned divided by 360 and rounding the resulting figure to the nearest amount of the relevant currency which is available as legal tender in the country of the relevant currency (with halves being rounded upwards). The determination of the Rate of Interest and the Amount of Interest by the Calculation Agent named above shall (in the absence of manifest error) be final and binding upon all parties;

(iii) a certificate of the Calculation Agent as to the Rate of Interest payable hereon for any Interest Period shall (in the absence of manifest error) be conclusive and binding as between the Issuer and the bearer hereof;

(iv) the period beginning on (and including) the Issue Date and ending on the day immediately preceding the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on the day immediately preceding the next succeeding Interest Payment Date is called an "Interest Period" for the purposes of this paragraph; and

(v) the Issuer will procure that a notice specifying the Rate of Interest payable in respect of each Interest Period be published as soon as practicable after the determination of the Rate of Interest through the Relevant Clearing System(s) specified above.

In respect of the determination of the Rate of Interest on any LIBOR Interest Determination Date, the "Reference Banks" shall be the banks appearing on the relevant page displaying the London interbank offered rates for the Specified Currency on the Reuters Markets 3000 (the "Reuters Screen") at approximately 11.00 a.m. (London time) on such Interest Determination Date provided that if on such Interest Determination Date there are less than two banks appearing on the Reuters Screen or the Reuters Screen is unavailable, the "Reference Banks" shall be the banks appearing on the Reuters Screen at approximately 11.00 a.m. (London time) on the last preceding date on which two or more banks so appeared.

In respect of the determination of the Rate of Interest on any EURIBOR Interest Determination Date, the "Reference Banks" shall be the banks appearing on the relevant page (currently page 248) displaying the European Interbank Offered Rate for deposits in euro on the Telerate Monitor (the "Telerate Monitor") at approximately 11.00 a.m. (Brussels time) on such EURIBOR Interest Determination Date provided that if on such EURIBOR Interest Determination Date there are less than two banks appearing on the Telerate Monitor or the Telerate Monitor is unavailable, the "Reference Banks" shall be the banks appearing on the Telerate Monitor at approximately 11.00 a.m. (Brussels time) on the last preceding date on which two or more banks so appeared.

The Issuer or any of its consolidated subsidiaries may at any time purchase Notes of this Series in the open market or otherwise and at any price. Notes purchased by the Issuer or any of its consolidated subsidiaries may be held, resold or cancelled.

If this Note is listed on the Frankfurt Stock Exchange, all notices required to be published concerning this Note shall be published in a leading daily newspaper designated by the Frankfurt Stock Exchange for notices of such kind and having general circulation in Germany.

This Note is transferable by delivery.

The Notes will rank at least *pari passu* as to priority of payment with all other unsecured and unsubordinated indebtedness of, or guaranteed by, the Issuer (other than obligations preferred by mandatory provisions of law).

(a) The Issuer or any of its consolidated subsidiaries, successors or assigns or its parent company from time to time may, without the consent of the holder, assume liability as the principal debtor in respect of this Note (the "Substituted Debtor"), provided that:

(i) a deed poll and such other documents (if any) shall be executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each holder to be bound by these terms and conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in this Note and the Agency Agreement as the principal debtor in respect of this Note in place of the Issuer;

(ii) without prejudice to the generality of (a)(i), above, if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than the Republic of Ireland or the Federal Republic of Germany the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each holder has the benefit of a covenant in terms corresponding to the taxation provisions herein with, where applicable, the addition to the references to the Republic of Ireland or the Federal Republic of Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

(iii) the Documents shall contain a warranty and representation (aa) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (bb) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (cc) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each holder; and

(iv) a legal opinion shall have been delivered to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] (from whom copies will be available) (aa) from lawyers of recognised standing as to matters of Irish law, (bb) from lawyers of recognised standing as to matters of German law and (cc) if the Substituted Debtor is incorporated, domiciled or resident in a country other than the Republic of Ireland or the Federal Republic of Germany, from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place, the requirements hereof, save as to the giving of notice to the holders have been met and this Note represents legal, valid and binding obligations of the Substituted Debtor enforceable in accordance with its terms.

For the purposes hereof, the term "parent company" means, in relation to the Issuer, (a) the person who controls or has the power to control the affairs and policies of the Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the Issuer or otherwise, or (b) the person with whose financial statements the Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

(b) Upon the execution of the Documents and the delivery of the legal opinions as referred to above, the Substituted Debtor shall be deemed to be named in this Note as the principal debtor in place of the Issuer and this Note shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of this Note.

(c) The Documents shall be deposited with and held by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] for so long as this Note remains outstanding and for so long as any claim made against the Substituted Debtor by the holder in relation to this Note or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor shall acknowledge in the Documents the right of the holder to the production of the Documents for the enforcement of this Note or the Documents.

(d) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the holder in a manner to be determined by the Issuer at such time.

(e) At any time after a substitution pursuant to these provisions the Substituted Debtor may, without the consent of the holder, substitute the Issuer or any other consolidated subsidiary of the Issuer as the principal debtor in respect of this Note to undertake its obligations in respect of this Note provided that all provisions specified above shall apply *mutatis mutandis* and, without limitation, references to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

This Note is governed by, and shall be construed in accordance with, English law. For the exclusive benefit of the bearer, the Issuer hereby irrevocably agrees that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Note and in relation to this Note irrevocably appoints DEPFA BANK plc, London Branch whose office is located at 105 Wigmore Street, London W1U 1QY as its agent with full authority to receive, accept and acknowledge, for it and on its behalf, service of all process issued out of or relating to any proceedings in England and agrees that service on such agent shall be deemed due service for the purposes of proceedings in such courts without prejudice to any other mode of service. The Issuer further undertakes that in the event of DEPFA BANK plc, London Branch ceasing so to act it will appoint another person as its agent for that purpose. Nothing in this clause limits the right of the bearer to bring proceedings against the Issuer in any other court of competent jurisdiction; nor shall the bringing or continuing of proceedings in one or more jurisdictions preclude the bringing or continuing of proceedings in any other jurisdiction, whether concurrently or otherwise.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 (the "Act") to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from the Act.

This Note shall not be validly issued unless authenticated by [Deutsche Bank AG as the Issuing and Principal Paying Agent][4]/[Deutsche Bank Aktiengesellschaft as the German Paying Agent][5].

IN WITNESS WHEREOF the Issuer has caused this Note to be signed in facsimile on its behalf.

For and on behalf of

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][1]

By:..

By:..

Authenticated by
[Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5]

Authenticated by[Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5]

By:..
(Authorised Signatory)

By:..
(Authorised Signatory)

Without recourse, warranty or liability.

SCHEDULE
Payments of Interest (Floating Rate only)

The following payments of interest of this Note have been made:

Date made	Payment from	Payment to	Amount paid	Notation on behalf of [Issuing and Principal Paying Agent][4][German Paying Agent][5]
....	....	....	....	....
....	....	....	....	....
....	....	....	....	....
....	....	....	....	....

1 Delete as appropriate.

2 Delete as appropriate. The Reference Rate should always be LIBOR unless the Note is denominated in euro and the relevant Issuer and the relevant Dealer agree that EURIBOR should be used instead.

3 Delete as appropriate. If this Note is to be listed on the Frankfurt Stock Exchange, it must be cleared through Clearstream Banking AG.

4 Insert unless Clearstream Banking AG is specified above.

5 Insert where Clearstream Banking AG is specified above.

6 Delete where DEPFA Deutsche Pfandbriefbank AG is the Issuer.

7 Delete where DEPFA BANK plc is the Issuer.

Negotiable Sterling Bearer Note

[DEPFA BANK plc
(Incorporated in the Republic of Ireland)]/

[DEPFA Deutsche Pfandbriefbank AG
(Incorporated in the Federal Republic of Germany)][1]

Certificate No: ....

Principal Amount: .... [£500,000/£1,000,000]
[Five hundred thousand/One million pounds]

Series No: ....

Issue Date: ....

Denominations: ....

Maturity Date: ....

Fixed Interest Rate: ....

Calculation Agent: ....

Interest Payment Dates: ....

Margin: ....

Relevant Clearing System(s): [Clearstream Banking, société anonyme]/
[Euroclear]/[Euroclear France S.A.]/[Clearstream Banking AG][2]

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][1] (the "Issuer") for value received promises to pay the bearer of this Note on the above mentioned Maturity Date (the "Maturity Date") the above Principal Amount, together (in the relevant case) with interest thereon at the rate and at the times (if any) specified above upon presentation and/or surrender of this Note to [Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB, as the Issuer's issuing and principal paying agent (the "Issuing and Principal Paying Agent")][3]/ [Deutsche Bank Aktiengesellschaft, Grosse Gallusstrasse 10-14, D-60272 Frankfurt, as the Issuer's German paying agent (the "German Paying Agent")][4], or at the office of any other paying agent appointed for the purpose from time to time by the Issuer (and the Issuer undertakes that it will ensure that it maintains a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive), provided that there will at all times be a paying agent in a jurisdiction within continental Europe other than the jurisdiction in which the Issuer was incorporated, by transfer to a Sterling account maintained by the bearer with a bank in London, all in accordance with the provisions of an amended and restated Issuing and Paying Agency Agreement dated 17 December, 2003 (as further amended and/or supplemented and/or restated from time to time, the "Agency Agreement") between DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG, [the Issuing and Principal Paying Agent and Deutsche Bank Aktiengesellschaft][3]/[Deutsche Bank AG and the German Paying Agent][4] and such other agents as may be named therein copies of which may be inspected during normal business hours at the offices of the [Issuing and Principal Paying Agent][3]/[German Paying Agent][4] specified above.

[The Notes have the benefit of a keepwell statement contained in a Letter of Comfort dated 6 August 2002 and issued by DEPFA BANK plc to DEPFA Deutsche Pfandbriefbank AG. The keepwell statement can be summarised as follows: "So long as DEPFA BANK plc remains a majority shareholder (or remains in control of a majority of the shares of DEPFA Deutsche Pfandbriefbank AG), it will ensure that DEPFA Deutsche Pfandbriefbank AG is able to meet its contractual obligations." This statement does not constitute a guarantee.][6]

All payments by the Issuer under this Note shall be made free from any set-off or counter-claim or similar deductions, and free and clear of, and without deduction or withholding for, or on account of, any taxes, levies, imposts, duties, assessments or charges of any nature now or hereinafter imposed, levied, withheld or assessed in [the Republic of Ireland][5] /[the Federal Republic of Germany][6] the United Kingdom or in any jurisdiction in which the Issuer is or becomes subject to taxes or any political subdivision or taxing authority thereof or therein (together "Taxes"), unless the Issuer is compelled by law to make any such deduction or withholding. If any deduction or withholding of Taxes is required by law to be made (whether by the Issuer, any paying agent or otherwise) from any such payment the Issuer shall pay in the same manner and at the same time as such payment is due such additional amounts as will result in the receipt by the bearer of this Note of such amount as would have been received by such bearer had no such Taxes been required to be deducted or withheld, except that no such additional amounts shall be payable in respect of this Note if presented for payment:

(i) by, or by a third party on behalf of, a bearer who is liable to any such Taxes by reason of such bearer having some connection with the jurisdiction imposing the Taxes other than the mere holding of this Note or the receipt of any amount payable in respect of this Note; or

(ii) more than 30 days' after the Relevant Date, save where the bearer would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day and for this purpose, the expression "Relevant Date" means the later of the date when such payment first becomes due and payable, and the date when the full amount of such payment is duly received by the [Issuing and Principal Paying Agent][3]/[German Paying Agent][4] under the Agency Agreement from the Issuer; or

(iii) by, or by a third party on behalf of, a holder where such holder has not made, but in respect of whom such deduction or withholding would not have been required had such holder made, a declaration of non-residence or other claim for exemption; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note to another Paying Agent in a Member State of the European Union; or

(vi) in [the Republic of Ireland][5]/[the Federal Republic of Germany][6].

If the Maturity Date falls on a day which is not a Business Day, payment hereof shall be made on the next succeeding Business Day (unless that falls in the next calendar month or is more than 364 days after the Issue Date of this Note, in which case payment shall be made on the immediately preceding Business Day). For this purpose "Business Day" means a day on which banks are open for business in London (other than a Saturday or Sunday) and on which the Relevant Clearing System(s) specified above are operating.

The Issuer or any of its consolidated subsidiaries may at any time purchase Notes of this Series in the open market or otherwise and at any price. Notes purchased by the Issuer or any of its consolidated subsidiaries may be held, resold or cancelled.

If this Note is listed on the Frankfurt Stock Exchange, all notices required to be published concerning this Note shall be published in a leading daily newspaper designated by the Frankfurt Stock Exchange for notices of such kind and having general circulation in Germany.

This Note is transferable by delivery.

The Notes will rank at least *pari passu* as to priority of payment with all other unsecured and unsubordinated indebtedness of, or guaranteed by, the Issuer (other than obligations preferred by mandatory provisions of law).

(a) The Issuer or any of its consolidated subsidiaries, successors or assigns or its parent company from time to time may, without the consent of the holder, assume liability as the principal debtor in respect of this Note (the "Substituted Debtor"), provided that:

(i) a deed poll and such other documents (if any) shall be executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each holder to be bound by these terms and conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in this Note and the Agency Agreement as the principal debtor in respect of this Note in place of the Issuer;

(ii) without prejudice to the generality of (a)(i), above, if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than the Republic of Ireland or the Federal Republic of Germany the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each holder has the benefit of a covenant in terms corresponding to the taxation provisions herein with, where applicable, the addition to the references to the Republic of Ireland or the Federal Republic of Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

(iii) the Documents shall contain a warranty and representation (aa) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (bb) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (cc) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each holder; and

(iv) a legal opinion shall have been delivered to the [Issuing and Principal Paying Agent][3]/[German Paying Agent][4] (from whom copies will be available) (aa) from lawyers of recognised standing as to matters of Irish law, (bb) from lawyers of recognised standing as to matters of German law and (cc) if the Substituted Debtor is incorporated, domiciled or resident in a country other than the Republic of Ireland or the Federal Republic of Germany, from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place, the requirements hereof, save as to the giving of notice to the holders have been met and this Note represents legal, valid and binding obligations of the Substituted Debtor enforceable in accordance with its terms.

For the purposes hereof, the term "parent company" means, in relation to the Issuer, (a) the person who controls or has the power to control the affairs and policies of the Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the Issuer or otherwise, or (b) the person with whose financial statements the Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

(b) Upon the execution of the Documents and the delivery of the legal opinions as referred to above, the Substituted Debtor shall be deemed to be named in this Note as the principal debtor in place of the Issuer and this Note shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of this Note.

(c) The Documents shall be deposited with and held by the [Issuing and Principal Paying Agent][3]/[German Paying Agent][4] for so long as this Note remains outstanding and for so long as any claim made against the Substituted Debtor in relation to this Note or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor shall acknowledge in the Documents the right of the holder to the production of the Documents for the enforcement of this Note or the Documents.

(d) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the holder in a manner to be determined by the Issuer at such time.

(e) At any time after a substitution pursuant to these provisions the Substituted Debtor may, without the consent of the holder, substitute the Issuer or any other consolidated subsidiary of the Issuer as the principal debtor in respect of this Note to undertake its obligations in respect of this Note provided that all provisions specified above shall apply *mutatis mutandis* and, without limitation, references to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

This Note is governed by, and shall be construed in accordance with, English law. For the benefit of the bearer solely, the Issuer irrevocably agrees that the courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Note and in relation to this Note irrevocably appoints DEPFA BANK plc, London Branch whose office is located at 105 Wigmore Street, London W1U 1QY as its agent with full authority to receive, accept and acknowledge, for it and on its behalf service of all process issued out of or relating to any proceedings in England and agrees that service of such agent shall be deemed due service for the purposes of proceedings in such courts without prejudice to any other mode of service. The Issuer further undertakes that in the event of DEPFA BANK plc, London Branch ceasing so to act it will appoint another person as its agent for that purpose. Nothing in this clause limits the right of the bearer to bring proceedings against the Issuer in any other court of competent jurisdiction; nor shall the bringing or continuing of proceedings in one or more jurisdictions preclude the bringing or continuing of proceedings in any other jurisdiction, whether concurrently or otherwise.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 (the "Act") to enforce any term of this Note, but this does not affect any right or remedy of any person which exists or is available apart from the Act.

This Note shall not be validly issued unless authenticated by [Deutsche Bank AG as the Issuing and Principal Paying Agent][3]/[Deutsche Bank Aktiengesellschaft as the German Paying Agent][4].

IN WITNESS WHEREOF the Issuer has caused this Note to be signed in facsimile on its behalf.

For and on behalf of
[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][1]

By:	By: ....
(Authorised Signatory)	(Authorised Signatory)
Authenticated by [Deutsche Bank AG][3]/[Deutsche Bank Aktiengesellschaft][4]	Authenticated by[Deutsche Bank AG][3]/[Deutsche Bank Aktiengesellschaft][4]
By:	By: ....
(Authorised Signatory)	(Authorised Signatory)

Without recourse, warranty or liability.

[On the Reverse]

If this is an interest bearing Note, then at the option of the bearer:

(i) notwithstanding the provisions of the first paragraph above, if any payment of interest in respect of this Note falling due for payment prior to the above-mentioned Maturity Date remains unpaid on the fifteenth day after falling so due, the Principal Amount as specified above shall be payable on such fifteenth day; and

(ii) upon each payment of interest (if any) prior to the Maturity Date in respect of this Note, the Schedule hereto shall be duly completed by the [Issuing and Principal Paying Agent][3]/[German Paying Agent][4] to reflect such payment.

If this is a fixed rate interest bearing Note, interest shall be payable on the Maturity Date and calculated on the Principal Amount from the Issue Date to the Maturity Date on the basis of the actual number of days elapsed and a year of 365 days at the Fixed Interest Rate specified above.

If this is a floating rate interest bearing Note:

(i) interest shall be calculated on the Principal Amount as follows:

(a) interest shall be payable on the Principal Amount in respect of each successive Interest Period (as defined below) from the Issue Date to the Maturity Date only, in arrear on the relevant Interest Payment Date, on the basis of the actual number of days in such Interest Period and a year of 365 days at a rate (the "Rate of Interest") determined on the following basis:

(I) on the business day (which shall be days on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign currency and foreign currency deposits) in London) before the beginning of each Interest Period (each the "LIBOR Interest Determination Date") the Calculation Agent named above will determine the offered rate for sterling deposits in the London interbank market for the Interest Period concerned as at 11.00 a.m. (London time) on the LIBOR Interest Determination Date in question. Such offered rate will be that which appears on the display designated as page 3750 on the Telerate Monitor (or such other page or service as may replace it for the purpose of displaying London interbank offered rates of major banks for deposits in the Relevant Currency for a duration equal to the Interest Period). The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) the rate which so appears, as determined by the Calculation Agent;

(II) if on any LIBOR Interest Determination Date for any reason such offered rate is unavailable the Calculation Agent will request each of the Reference Banks (as defined below) to provide its offered quotation to leading banks in the London interbank market for sterling deposits for a duration equal to the Interest Period concerned as at 11.00 a.m. (London time) on the LIBOR Interest Determination Date in question. The Rate of Interest for such Interest Period shall be the Margin (expressed as a percentage rate per annum) above (if a positive number) or below (if a negative number) such quotation (if only one is provided) or the arithmetic mean (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (if two are so provided), as determined by the Calculation Agent; and

(III) if the Calculation Agent is unable to determine the Rate of Interest for an Interest Period in accordance with (I) or (II) above, the Rate of Interest for such Interest Period shall be either the Rate of Interest in effect for the last preceding Interest Period to which (I) or (II) above shall have applied or such other Rate of Interest as may be specified on the face hereof;

(ii) the Calculation Agent will, as soon as practicable after 11.00 a.m. (London time) on each LIBOR Interest Determination Date, determine the Rate of Interest and calculate the amount of interest payable (the "Amount of Interest") for the relevant Interest Period. The Amount of Interest shall be calculated by applying the Rate of Interest to the Principal Amount or Nominal Amount (as applicable) of one Note of each denomination, multiplying such product by the actual number of days in the Interest Period concerned divided by 365 and rounding the resulting figure to the nearest penny (with halves being rounded upwards). The determination of the Rate of Interest and the Amount of Interest by the Calculation Agent named above shall (in the absence of manifest error) be final and binding upon all parties;

(iii) a certificate of the Calculation Agent as to the Rate of Interest payable hereon for any Interest Period shall (in the absence of manifest error) be conclusive and binding as between the Issuer and the bearer hereof;

(iv) the period beginning on (and including) the Issue Date and ending on the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on the next succeeding Interest Payment Date is called an "Interest Period" for the purposes of this paragraph; and

(v) the Issuer will procure that a notice specifying the Rate of Interest payable in respect of each Interest Period be published as soon as practicable after the determination of the Rate of Interest through the Relevant Clearing System(s) specified on the front hereof.

In respect of the determination of the Rate of Interest on any LIBOR Interest Determination Date, the "Reference Banks" shall be the banks appearing on the relevant page displaying the London interbank offered rates for the Specified Currency on the Reuters Markets 3000 (the "Reuters Screen") at approximately 11.00 a.m. (London time) on such Interest Determination Date provided that if on such Interest Determination Date there are less than two banks appearing on the Reuters Screen or the Reuters Screen is unavailable, the "Reference Banks" shall be the banks appearing on the Reuters Screen at approximately 11.00 a.m. (London time) on the last preceding date on which two or more banks so appeared.

SCHEDULE
Payments of Interest (Floating Rate only)

The following payments of interest of this Note have been made:

Date made	Payment from	Payment to	Amount paid	Notation on behalf of [Issuing and Principal Paying Agent][3][German Paying Agent][4]
....	....	....	....	....
....	....	....	....	....
....	....	....	....	....
....	....	....	....	....

1 Delete as appropriate.

2 Delete as appropriate. If this Note is to be listed on the Frankfurt Stock Exchange, it must be cleared through Clearstream Banking AG.

3 Insert unless Clearstream Banking AG is specified above.

4 Insert where Clearstream Banking AG is specified above.

5 Delete where DEPFA Deutsche Pfandbriefbank AG is the Issuer.

6 Delete where DEPFA BANK plc is the Issuer.

Interest Bearing Negotiable [London][1] Bearer Global Certificate of Deposit

[ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] *[Insert in the case of Certificates of Deposit with an original maturity of over 365 days.]*

[DEPFA BANK plc
(Incorporated in the Republic of Ireland)
International House
3 Harbourmaster Place
I.F.S.C.
Dublin 1] /

[DEPFA Deutsche Pfandbriefbank AG
(Incorporated in the Federal Republic of Germany)
An der Welle 5
60322 Frankfurt am Main][2]

This Global Certificate of Deposit is in representation of negotiable London Certificates in the denomination(s) of:..

Specified Currency and Principal Amount: ....

Payments will be made by draft or transfer to (City): ....

....

Certificate No: ....

Series No: ....

Issue Date: ....

Interest Rate: [ ] per cent. per annum..

Maturity Date:...

Relevant Clearing System(s): [Clearstream Banking société anonyme]/[Euroclear]/[Euroclear France S.A.]/[Clearstream Banking AG][3]

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][2] (the "Issuer") certifies that the sum specified above has been deposited with it at the above address, upon terms that such amount is payable to bearer on the Maturity Date specified above, together with interest at the above rate per annum, calculated on a 360-day or, where the Specified Currency is Sterling, 365-day year basis, from the Issue Date to the Maturity Date only, upon surrender of this Global Certificate of Deposit ("Global CD"), [through an authorised person under the Financial Services and Markets Act 2000, at the offices of Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB (the "Issuing and Principal Paying Agent")][4]/[at the offices of Deutsche Bank Aktiengesellschaft, Grosse Gallusstrasse 10-14, D-60272 Frankfurt, as the Issuer's German paying agent (the "German Paying Agent")][5] or any other paying agent appointed by the Issuer for this purpose (and the Issuer undertakes that it will ensure that it maintains a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive), provided that there will at all times be a paying agent in a jurisdiction within continental Europe other than the jurisdiction in which the Issuer was incorporated, by transfer to an account maintained by the payee with, a bank in the city specified for such purpose above (the "City of Payment") which, where the Specified Currency is Sterling, shall be London.

[The CDs have the benefit of a keepwell statement contained in a Letter of Comfort dated 6 August 2002 and issued by DEPFA BANK plc to DEPFA Deutsche Pfandbriefbank AG. The keepwell statement can be summarised as follows: "So long as DEPFA BANK plc remains a majority shareholder (or remains in control of a majority of the shares of DEPFA Deutsche Pfandbriefbank AG), it will ensure that DEPFA Deutsche Pfandbriefbank AG is able to meet its contractual obligations." This statement does not constitute a guarantee.][7]

This is a Global CD in respect of an issue of CDs in the amount specified above. Subject to the terms and conditions set out below, this Global CD is exchangeable for definitive CDs of the Issuer having the denomination(s) specified above.

Where the Specified Currency of this Global CD is any currency other than United States dollars or Sterling, this Global CD must be presented for payment, through an authorised person under the Financial Services and Markets Act 2000, two Business Days prior to the due date for payment. Payment will be made by draft or telegraphic transfer.

Where the Specified Currency of this Global CD is euro, instructions for payment must be received at the office of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] referred to above together with this Global CD at least one TARGET Business Day prior to the relevant payment date.

For the purpose of this Global CD:

"euro" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended;

"TARGET Business Day" means a day on which the TARGET System is operating credit or transfer instructions in respect of payments in euro; and

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

All payments by the Issuer under this Global CD shall be made free from any set-off or counter-claim or similar deductions, and free and clear of, and without deduction or withholding for, or on account of, any taxes, levies, imposts, duties, assessments or charges of any nature now or hereinafter imposed, levied, withheld or assessed in [the Republic of Ireland][6]/[the Federal Republic of Germany][7], the United Kingdom or in

any jurisdiction in which the Issuer is or becomes subject to taxes or any political subdivision or taxing authority thereof or therein (together "Taxes"), unless the Issuer is compelled by law to make any such deduction or withholding. If any deduction or withholding of Taxes is required by law to be made (whether by the Issuer, any paying agent or otherwise) from any such payment the Issuer shall pay in the same manner and at the same time as such payment is due such additional amounts as will result in the receipt by the bearer of this Global CD of such amount as would have been received by such bearer had no such Taxes been required to be deducted or withheld, except that no such additional amounts shall be payable in respect of this Global CD if presented for payment:

(i) by, or by a third party on behalf of, a bearer who is liable to any such Taxes by reason of such bearer having some connection with the jurisdiction imposing the Taxes other than the mere holding of this Global CD or the receipt of any amount payable in respect of this Global CD; or

(ii) more than 30 days after the Relevant Date, save where the bearer would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day and for this purpose, the expression "Relevant Date" means the later of the date when such payment first becomes due and payable, and the date when the full amount of such payment is duly received by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] under the Agency Agreement from the Issuer; or

(iii) by, or by a third party on behalf of, a holder where such holder has not made, but in respect of whom such deduction or withholding would not have been required had such holder made, a declaration of non-residence or other claim for exemption; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26–27 November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting this Global CD to another Paying Agent in a Member State of the European Union; or

(vi) in [the Republic of Ireland][6]/[the Federal Republic of Germany][7].

[This Global CD is exchangeable, on any Business Day prior to the date on which full payment in respect hereof has been made or duly provided for, at the option of the bearer, in whole only for definitive CDs in the denomination(s) specified above in the form set out in Part I of Schedule 4 to the amended and restated Dealer Agreement dated 17 December, 2003 between DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and the Dealers named therein (as further amended and/or supplemented and/or restated from time to time, the "Dealer Agreement"). Upon surrender of this Global CD to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5], the Issuer will, at its expense, cause to be issued to the bearer duly executed and authenticated definitive CDs with the relevant details thereon duly completed.][4]

[This Global CD may be exchanged in whole but not in part (free of charge), for definitive CDs in the form set out in Part I of Schedule 4 to the Dealer Agreement upon the occurrence of an Exchange Event.

An "Exchange Event" means the Issuer has been notified that the Relevant Clearing System(s) specified above have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no alternative clearing system is available.][5]

If default is made in the payment referred to above the Issuer undertakes that, upon presentation and surrender of this Global CD to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] at its office specified above (or to any other person or at any other address outside the United States of America, its territories and possessions as the Issuer may notify in writing to the bearer) during normal business hours after the Maturity Date and if payment hereof is not made in full, it will issue to the bearer duly executed bearer definitive CDs in the form set out in Part I of Schedule 4 to the Dealer Agreement with an aggregate face amount equal to the amount due hereunder and in the denomination(s) specified above and with the same Issue Date and Maturity Date as this Global CD.

If, for whatever reason, no definitive CDs are issued in exchange for this Global CD in accordance with the terms and conditions of this Global CD before 5.00 p.m. (London time) on the seventh day after the Maturity Date, this Global CD (including the obligation hereunder to issue definitive CDs) will become void and the bearer will have no further rights under this Global CD (but without prejudice to the rights which the bearer and any other persons may have under the Deed of Covenant dated 17 December, 2003 or under any other deed of covenant entered into in connection with clearing arrangements, in each case executed by the Issuer in respect of the CDs, a copy of which may be inspected during normal business hours at the offices of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] specified above).

If the Maturity Date falls on a day which is not a Business Day, payment hereof shall be made on the next succeeding Business Day (unless that falls in the next calendar month or is more than 365 days after the Issue Date of this Global CD, in which case payment shall be made on the immediately preceding Business Day). "Business Day" herein means, where the specified currency of this Global CD is a currency other than euro, a day (other than a Saturday or a Sunday) on which banks are open for business in London and in the City of Payment and on which the Relevant Clearing System(s) specified above are operating or, where the Specified Currency of this Global CD is euro, a TARGET Business Day.

The Issuer or any of its consolidated subsidiaries may at any time purchase CDs of this Series in the open market or otherwise and at any price. CDs purchased by the Issuer or any of its consolidated subsidiaries may be held, resold or cancelled.

If this Global CD is listed on the Frankfurt Stock Exchange, all notices required to be published concerning this Global CD shall be published in a leading daily newspaper designated by the Frankfurt Stock Exchange for notices of such kind and having general circulation in Germany. The Issuer may, in lieu of such publication and if so permitted by the rules of the Frankfurt Stock Exchange, deliver the relevant notice to the Relevant Clearing System(s).

This Global CD is transferable by delivery.

The CDs will rank at least *pari passu* as to priority of payment with all other unsecured and unsubordinated indebtedness of, or guaranteed by, the Issuer (other than obligations prefered by mandatory provisions of law).

(a) The Issuer or any of its consolidated subsidiaries, successors or assigns or its parent company from time to time may, without the consent of the holder, assume liability as the principal debtor in respect of this Global CD (the "Substituted Debtor"), provided that:

  (i) a deed poll and such other documents (if any) shall be executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each holder to be bound by these terms and conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in this Global CD and the Agency Agreement as the principal debtor in respect of this Global CD in place of the Issuer;

(ii) without prejudice to the generality of (a)(i), above, if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than the Republic of Ireland or the Federal Republic of Germany the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each holder has the benefit of a covenant in terms corresponding to the taxation provisions herein with, where applicable, the addition to the references to the Republic of Ireland or the Federal Republic of Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

(iii) the Documents shall contain a warranty and representation (aa) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (bb) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (cc) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each holder; and

(iv) a legal opinion shall have been delivered to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] (from whom copies will be available) (aa) from lawyers of recognised standing as to matters of Irish law, (bb) from lawyers of recognised standing as to matters of German law and (cc) if the Substituted Debtor is incorporated, domiciled or resident in a country other than the Republic of Ireland or the Federal Republic of Germany, from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place, the requirements hereof, save as to the giving of notice to the holders have been met and this Global CD represents legal, valid and binding obligations of the Substituted Debtor enforceable in accordance with its terms.

For the purposes hereof, the term "parent company" means, in relation to the Issuer, (a) the person who controls or has the power to control the affairs and policies of the Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the Issuer or otherwise, or (b) the person with whose financial statements the Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

(b) Upon the execution of the Documents and the delivery of the legal opinions as referred to above, the Substituted Debtor shall be deemed to be named in this Global CD as the principal debtor in place of the Issuer and this Global CD shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of this Global CD.

(c) The Documents shall be deposited with and held by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] for so long as this Global CD remains outstanding and for so long as any claim made against the Substituted Debtor by the holder in relation to this Global CD or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor shall acknowledge in the Documents the right of the holder to the production of the Documents for the enforcement of this Global CD or the Documents.

(d) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the holder in a manner to be determined by the Issuer at such time.

(e) At any time after a substitution pursuant to these provisions the Substituted Debtor may, without the consent of the holder, substitute the Issuer or any other consolidated subsidiary of the Issuer as the principal debtor in respect of this Global CD to undertake its obligations in respect of this Global CD provided that all provisions specified above shall apply *mutatis mutandis* and, without limitation, references to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

This Global CD is governed by, and shall be construed in accordance with, English law.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 (the "Act") to enforce any term of this Global CD, but this does not affect any right or remedy of any person which exists or is available apart from the Act.

This Global CD shall not be validly issued unless authenticated by two Authorised Signatories of [Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5].

IN WITNESS WHEREOF the Issuer has caused this Global CD to be signed in facsimile on its behalf.

For and on behalf of

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][2]

By: .... (Authorised Signatory)

By: .... (Authorised Signatory)

Authenticated (without recourse, warranty or liability) by
[Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5]

By: .... (Authorised Signatory)

By: .... (Authorised Signatory)

1 Delete if Clearstream Banking AG specified below.

2 Delete as appropriate.

3 Delete as appropriate. If this Global CD is to be listed on the Frankfurt Stock Exchange, it must be cleared through Clearstream Banking AG.

4 Insert unless Clearstream Banking AG is specified above.

5 Insert where Clearstream Banking AG is specified above.

6 Delete where DEPFA Deutsche Pfandbriefbank AG is the Issuer.

7 Delete where DEPFA BANK plc is the Issuer.

Discounted Negotiable [London][1] Bearer Global Certificate of Deposit

[ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] *[Insert in the case of Certificates of Deposit with an original maturity of over 365 days.]*

[DEPFA BANK plc
(Incorporated in the Republic of Ireland)
International House
3 Harbourmaster Place
I.F.S.C.
Dublin 1] /

[DEPFA Deutsche Pfandbriefbank AG
(Incorporated in the Federal Republic of Germany)
An der Welle 5
60322 Frankfurt am Main][2]

This Global Certificate of Deposit is in representation of negotiable London Certificates in the denomination(s) of:..........

Specified Currency and Principal Amount:..........

Payments will be made by draft or transfer to (City): ....

....

Certificate No:..........

Series No:..........

Issue Date:..........

Relevant Clearing System(s) ....

Maturity Date:..........

[Clearstream Banking société anonyme]
[Euroclear]/[Euroclear France S.A.]/[Clearstream Banking AG][3]

[DEPFA BANK plc]/DEPFA Deutsche Pfandbriefbank AG][2] (the "Issuer") certifies that a sum has been deposited with it at the above address, upon terms that the Principal Amount specified above is payable to bearer on the Maturity Date specified above upon surrender of this Global Certificate of Deposit ("Global CD"), [through an authorised person under the Financial Services and Markets Act 2000, at the offices of Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB (the "Issuing and Principal Paying Agent")")][4]/[at the offices of Deutsche Bank Aktiengesellschaft, Grosse Gallusstrasse 10-14, D-60272 Frankfurt, as the Issuer's German paying agent (the "German Paying Agent")][5] or any other paying agent appointed by the Issuer for this purpose (and the Issuer undertakes that it will ensure that it maintains a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive), provided that there will at all times be a paying agent in a jurisdiction within continental Europe other than the jurisdiction in which the Issuer was incorporated, by transfer to an account maintained by the payee with, a bank in the city specified for such purpose above (the "City of Payment") which, where the Specified Currency is Sterling, shall be London.

[The CDs have the benefit of a keepwell statement contained in a Letter of Comfort dated 6 August 2002 and issued by DEPFA BANK plc to DEPFA Deutsche Pfandbriefbank AG. The keepwell statement can be summarised as follows: "So long as DEPFA BANK plc remains a majority shareholder (or remains in control of a majority of the shares of DEPFA Deutsche Pfandbriefbank AG), it will ensure that DEPFA Deutsche Pfandbriefbank AG is able to meet its contractual obligations." This statement does not constitute a guarantee.][7]

This is a Global CD in respect of an issue of CDs in the amount specified above. Subject to the terms and conditions set out below, this Global CD is exchangeable for definitive CDs of the Issuer having the denomination(s) specified above.

Where the Specified Currency of this Global CD is any currency other than United States dollars or Sterling, this Global CD must be presented for payment, through an authorised person under the Financial Services and Markets Act 2000, two Business Days prior to the due date for payment. Payment will be made by draft or telegraphic transfer.

Where the Specified Currency of this Global CD is euro, instructions for payment must be received at the office of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] referred to above together with this Global CD at least one TARGET Business Day prior to the relevant payment date.

For the purpose of this Global CD:

"euro" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended;

"TARGET Business Day" means a day on which the TARGET System is operating credit or transfer instructions in respect of payments in euro; and

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

All payments by the Issuer under this Global CD shall be made free from any set-off or counter-claim or similar deductions, and free and clear of, and without deduction or withholding for, or on account of, any taxes, levies, imposts, duties, assessments or charges of any nature now or hereinafter imposed, levied, withheld or assessed in [the Republic of Ireland][6]/[the Federal Republic of Germany][7], the United Kingdom or in any jurisdiction in which the Issuer is or becomes subject to taxes or any political subdivision or taxing authority thereof or therein (together "Taxes"), unless the Issuer is compelled by law to make any such deduction or withholding. If any deduction or withholding of Taxes is required by law to be made (whether by the Issuer, any paying agent or otherwise) from any such payment the Issuer shall pay in the same manner and at the same time as such payment is due such additional amounts as will result in the receipt by the bearer of this Global CD of such amount as would have been received by such bearer had no such Taxes been required to be deducted or withheld, except that no such additional amounts shall be payable in respect of this Global CD if presented for payment:

(i) by, or by a third party on behalf of, a bearer who is liable to any such Taxes by reason of such bearer having some connection with the jurisdiction imposing the taxes other than the mere holding of this Global CD or the receipt of any amount payable in respect of this Global CD; or

(ii) more than 30 days after the Relevant Date, save where the bearer would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day and for this purpose, the expression "Relevant Date" means the later of the date when such payment first becomes due and payable, and the date when the full amount of such payment is duly received by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] under the Agency Agreement from the Issuer; or

(iii) by, or by a third party on behalf of, a holder where such holder has not made, but in respect of whom such deduction or withholding would not have been required had such holder made, a declaration of non-residence or other claim for exemption; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting this Global CD to another Paying Agent in a Member State of the European Union.

(vi) in [the Republic of Ireland][6]/[the Federal Republic of Germany][7].

[This Global CD is exchangeable, on any Business Day prior to the date on which full payment in respect hereof has been made or duly provided for, at the option of the bearer, in whole only for definitive CDs in the denomination(s) specified above in the form set out in Part II of Schedule 4 to the amended and restated Dealer Agreement dated 17 December, 2003 between DEPFA BANK plc, DEPFA Deutsche Pfandbriefbank AG and the Dealers named therein (as further amended and/or supplemented and/or restated from time to time, the "Dealer Agreement"). Upon surrender of this Global CD to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5], the Issuer will, at its expense, cause to be issued to the bearer duly executed and authenticated definitive CDs with the relevant details thereon duly completed.][4]

[This Global CD may be exchanged in whole but not in part (free of charge), for definitive CDs in the form set out in Part II of Schedule 4 to the Dealer Agreement upon the occurrence of an Exchange Event.

An "Exchange Event" means the Issuer has been notified that the Relevant Clearing System(s) specified above have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no alternative clearing system is available.][5]

If default is made in the payment referred to above the Issuer undertakes that, upon presentation and surrender of this Global CD to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] at its office specified above (or to any other person or at any other address outside the United States of America, its territories and possessions as the Issuer may notify in writing to the bearer) during normal business hours after the Maturity Date and if payment hereof is not made in full, it will issue to the bearer duly executed bearer definitive CDs in the form set out in Part II of Schedule 4 to the Dealer Agreement with an aggregate face amount equal to the amount due hereunder and in the denomination(s) specified above and with the same Issue Date and Maturity Date as this Global CD.

If, for whatever reason, no definitive CDs are issued in exchange for this Global CD in accordance with the terms and conditions of this *Global CD before 5.00 p.m. (London time) on the seventh day after the Maturity Date, this Global CD (including the obligation hereunder to* issue definitive CDs) will become void and the bearer will have no further rights under this Global CD (but without prejudice to the rights which the bearer and any other persons may have under the Deed of Covenant dated 17 December, 2003 or under any other deed of covenant entered into in connection with clearing arrangements, in each case executed by the Issuer in respect of the CDs, a copy of which may be inspected during normal business hours at the offices of the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] specified above).

If the Maturity Date falls on a day which is not a Business Day, payment hereof shall be made on the next succeeding Business Day (unless that falls in the next calendar month or is more than 365 days after the Issue Date of this Global CD, in which case payment shall be made on the immediately preceding Business Day). "Business Day" herein means, where the specified currency of this Global CD is a currency other than euro, a day (other than a Saturday or a Sunday) on which banks are open for business in London and in the City of Payment and on which the Relevant Clearing System(s) specified above are operating or, where the specified currency of this Global CD is euro, a TARGET Business Day.

The Issuer or any of its consolidated subsidiaries may at any time purchase CDs of this Series in the open market or otherwise and at any price. CDs purchased by the Issuer or any of its consolidated subsidiaries may be held, resold or cancelled.

If this Global CD is listed on the Frankfurt Stock Exchange, all notices required to be published concerning this Global CD shall be published in a leading daily newspaper designated by the Frankfurt Stock Exchange for notices of such kind and having general circulation in Germany. The Issuer may, in lieu of such publication and if so permitted by the rules of the Frankfurt Stock Exchange, deliver the relevant notice to the Relevant Clearing System(s).

This Global CD is transferable by delivery.

The CDs will rank at least *pari passu* as to priority of payment with all other unsecured and unsubordinated indebtedness of, or guaranteed by, the Issuer (other than obligations preferred by mandatory provisions of law).

(a) The Issuer or any of its consolidated subsidiaries, successors or assigns or its parent company from time to time may, without the consent of the holder, assume liability as the principal debtor in respect of this Global CD (the "Substituted Debtor"), provided that:

(i) a deed poll and such other documents (if any) shall be executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each holder to be bound by these terms and conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in this Global CD and the Agency Agreement as the principal debtor in respect of this Global CD in place of the Issuer;

(ii) without prejudice to the generality of (a)(i), above, if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than the Republic of Ireland or the Federal Republic of Germany the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each holder has the benefit of a covenant in terms corresponding to the taxation provisions herein with, where applicable, the addition to the references to the Republic of Ireland or the Federal Republic of Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

(iii) the Documents shall contain a warranty and representation (aa) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (bb) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (cc) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each holder; and

(iv) a legal opinion shall have been delivered to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] (from whom copies will be available) (aa) from lawyers of recognised standing as to matters of Irish law, (bb) from lawyers of recognised standing as to matters of German law and (cc) if the Substituted Debtor is incorporated, domiciled or resident in a country other than the Republic of Ireland or the Federal Republic of Germany, from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place, the requirements hereof, save as to the giving of notice to the holders have been met and this Global CD represents legal, valid and binding obligations of the Substituted Debtor enforceable in accordance with its terms.

For the purposes hereof, the term "parent company" means, in relation to the Issuer, (a) the person who controls or has the power to control the affairs and policies of the Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the Issuer or otherwise, or (b) the person with whose financial statements the Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

(b) Upon the execution of the Documents and the delivery of the legal opinions as referred to above, the Substituted Debtor shall be deemed to be named in this Global CD as the principal debtor in place of the Issuer and this Global CD shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of this Global CD.

(c) The Documents shall be deposited with and held by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] for so long as this Global CD remains outstanding and for so long as any claim made against the Substituted Debtor by the holder in relation to this Global CD or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor shall acknowledge in the Documents the right of the holder to the production of the Documents for the enforcement of this Global CD or the Documents.

(d) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the holder in a manner to be determined by the Issuer at such time.

(e) At any time after a substitution pursuant to these provisions the Substituted Debtor may, without the consent of the holder, substitute the Issuer or any other consolidated subsidiary of the Issuer as the principal debtor in respect of this Global CD to undertake its obligations in respect of this Global CD provided that all provisions specified above shall apply *mutatis mutandis* and, without limitation, references to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

This Global CD is governed by, and shall be construed in accordance with, English law.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 (the "Act") to enforce any term of this Global CD, but this does not affect any right or remedy of any person which exists or is available apart from the Act.

This Global CD shall not be validly issued unless authenticated by two Authorised Signatories of [Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5].

IN WITNESS WHEREOF the Issuer has caused this Global CD to be signed in facsimile on its behalf.

For and on behalf of

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][2]

By: .... (Authorised Signatory)

By: .... (Authorised Signatory)

Authenticated (without recourse, warranty or liability) by [Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5]

By: .... (Authorised Signatory)

By: .... (Authorised Signatory)

1 Delete if Clearstream Banking AG specified below.

2 Delete as appropriate.

3 Delete as appropriate. If this Global CD is to be listed on the Frankfurt Stock Exchange, it must be cleared through Clearstream Banking AG.

4 Insert unless Clearstream Banking AG is specified above.

5 Insert where Clearstream Banking AG is specified above.

6 Delete where DEPFA Deutsche Pfandbriefbank AG is the Issuer.

7 Delete where DEPFA BANK plc is the Issuer.

Negotiable [INSERT CURRENCY] [London][1] Certificate of Deposit

[ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] [*Insert in the case of Certificates of Deposit with an original maturity of over 365 days.*]

[DEPFA BANK plc

(Incorporated in the Republic of Ireland)
International House
3 Harbourmaster Place
I.F.S.C.
Dublin 1] /

[DEPFA Deutsche Pfandbriefbank AG

(Incorporated in the Federal Republic of Germany)
An der Welle 5
60322 Frankfurt am Main][2]

[INSERT CURRENCY AND AMOUNT]

Certificate No:

Dated: .... London

Maturity Date:..

Relevant Clearing System(s):
[Clearstream Banking, société anonyme]/
[Euroclear]/[Euroclear France S.A.]/
[Clearstream Banking AG][3]

[DEPFA BANK plc]/DEPFA Deutsche Pfandbriefbank AG][2] (the "Issuer") certifies that the sum of [INSERT AMOUNT AND CURRENCY] has been deposited with it at the above address, upon terms that it is payable to bearer on the Maturity Date indicated above together with interest at the rate of [INSERT PERCENTAGE] per cent. per annum calculated on a [360/365] day year basis from the date hereof to the Maturity Date only, solely upon surrender of this Certificate, [through an authorised person under the Financial Services and Markets Act 2000, at the offices of Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB (the "Issuing and Principal Paying Agent")"][4]/[*at the offices of Deutsche Bank Aktiengesellschaft, Grosse Gallusstrasse 10-14, D-60272 Frankfurt, as the Issuer's* German paying agent (the "German Paying Agent")][5] or any other paying agent appointed by the Issuer for this purpose (and the Issuer undertakes that it will ensure that it maintains a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive), provided that there will at all times be a paying agent in a jurisdiction within continental Europe other than the jurisdiction in which the Issuer was incorporated, [on] [two business days (being a day upon which banks are open for business in London and [INSERT NAME OF CITY OF PAYMENT]/which is also a TARGET Business Day]) prior to] the due date for payment.

[The CDs have the benefit of a keepwell statement contained in a Letter of Comfort dated 6 August 2002 and issued by DEPFA BANK plc to *DEPFA Deutsche Pfandbriefbank AG. The keepwell statement can be summarised as follows:* "So long as DEPFA BANK plc remains a majority shareholder (or remains in control of a majority of the shares of DEPFA Deutsche Pfandbriefbank AG), it will ensure that DEPFA Deutsche Pfandbriefbank AG is able to meet its contractual obligations." This statement does not constitute a guarantee.][7]

Payment will be made in [INSERT CURRENCY] [subject to the condition on the reverse of this Certificate] by transfer to a bank account in [INSERT NAME OF CITY OF PAYMENT/the city specified by the bearer upon presentation of this Certificate of Deposit ("CD") for payment].

All payments by the Issuer under this CD shall be made free from any set-off or counter-claim or similar deductions, and free and clear of, and without deduction or withholding for, or on account of, any taxes, levies, imposts, duties, assessments or charges of any nature now or hereinafter imposed, levied, withheld or assessed in [the Republic of Ireland][6]/[the Federal Republic of Germany][7], the United Kingdom or in any jurisdiction in which the Issuer is or becomes subject to taxes or any political subdivision or taxing authority thereof or therein (together "Taxes"), unless the Issuer is compelled by law to make any such deduction or withholding. If any deduction or withholding of Taxes is required by law to be made (whether by the Issuer, any paying agent or otherwise) from any such payment the Issuer shall pay in the same manner and at the same time as such payment is due such additional amounts as will result in the receipt by the bearer of this CD of such amount as would have been received by such bearer had no such Taxes been required to be deducted or withheld, except that no such additional amounts shall be payable in respect of this CD if presented for payment:

(i) by, or by a third party on behalf of, a bearer who is liable to any such Taxes by reason of such bearer having some connection with the jurisdiction imposing the taxes other than the mere holding of this CD or the receipt of any amount payable in respect of this CD; or

(ii) more than 30 days after the Relevant Date, save where the bearer would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day and for this purpose, the expression "Relevant Date" means the later of the date when such payment first becomes due and payable, and the date when the full amount of such payment is duly received by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] under the Agency Agreement from the Issuer; or

(iii) by, or by a third party on behalf of, a holder where such holder has not made, but in respect of whom such deduction or withholding would not have been required had such holder made, a declaration of non-residence or other claim for exemption; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant CD to another Paying Agent in a Member State of the European Union; or

(vi) in [the Republic of Ireland][6]/[the Federal Republic of Germany][7].

The Issuer or any of its consolidated subsidiaries may at any time purchase CDs of this Series in the open market or otherwise and at any price. CDs purchased by the Issuer or any of its consolidated subsidiaries may be held, resold or cancelled.

If this CD is denominated in euro then, for the purposes of this CD:

"euro" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended;

"TARGET Business Day" means a day on which the TARGET System is operating credit or transfer instructions in respect of payments in euro; and

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System and any successor thereto.

If this CD is listed on the Frankfurt Stock Exchange, all notices required to be published concerning this CD shall be published in a leading daily newspaper designated by the Frankfurt Stock Exchange for notices of such kind and having general circulation in Germany.

This CD is transferable by delivery.

The CDs will rank at least *pari passu* as to priority of payment with all other unsecured and unsubordinated indebtedness of, or guaranteed by, the Issuer (other than obligations preferred by mandatory provisions of law).

(a) The Issuer or any of its consolidated subsidiaries, successors or assigns or its parent company from time to time may, without the consent of the holder, assume liability as the principal debtor in respect of this CD (the "Substituted Debtor"), provided that:

   (i) a deed poll and such other documents (if any) shall be executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each holder to be bound by these terms and conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in this CD and the Agency Agreement as the principal debtor in respect of this CD in place of the Issuer;

   (ii) without prejudice to the generality of (a)(i), above, if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than the Republic of Ireland or the Federal Republic of Germany the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each holder has the benefit of a covenant in terms corresponding to the taxation provisions herein with, where applicable, the addition to the references to the Republic of Ireland or the Federal Republic of Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

   (iii) the Documents shall contain a warranty and representation (aa) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (bb) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (cc) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each holder; and

   (iv) a legal opinion shall have been delivered to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] (from whom copies will be available) (aa) from lawyers of recognised standing as to matters of Irish law, (bb) from lawyers of recognised standing as to matters of German law and (cc) if the Substituted Debtor is incorporated, domiciled or resident in a country other than the Republic of Ireland or the Federal Republic of Germany, from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place, the requirements hereof, save as to the giving of notice to the holders have been met and this CD represents legal, valid and binding obligations of the Substituted Debtor enforceable in accordance with its terms.

   For the purposes hereof, the term "parent company" means, in relation to the Issuer, (a) the person who controls or has the power to control the affairs and policies of the Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the Issuer or otherwise, or (b) the person with whose financial statements the Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

(b) Upon the execution of the Documents and the delivery of the legal opinions as referred to above, the Substituted Debtor shall be deemed to be named in this CD as the principal debtor in place of the Issuer and this CD shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of this CD.

(c) The Documents shall be deposited with and held by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] for so long as this CD remains outstanding and for so long as any claim made against the Substituted Debtor by the holder in relation to this CD or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor shall acknowledge in the Documents the right of the holder to the production of the Documents for the enforcement of this CD or the Documents.

(d) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the holder in a manner to be determined by the Issuer at such time.

(e) At any time after a substitution pursuant to these provisions the Substituted Debtor may, without the consent of the holder, substitute the Issuer or any other consolidated subsidiary of the Issuer as the principal debtor in respect of this CD to undertake its obligations in respect of this CD provided that all provisions specified above shall apply *mutatis mutandis* and, without limitation, references to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

The obligations of the Issuer shall be solely as provided in this CD and this CD is governed by, and shall be construed in accordance with, English law.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 (the "Act") to enforce any term of this CD, but this does not affect any right or remedy of any person which exists or is available apart from the Act.

This CD is not valid unless authenticated by two Authorised Signatories of [Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5].

IN WITNESS WHEREOF the Issuer has caused this CD to be signed in facsimile on its behalf.

For and on behalf of

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][2]

By: ....
(Authorised Signatory)

By: ....
(Authorised Signatory)

Authenticated (without recourse, warranty or liability) by
[Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5]

By: ....
(Authorised Signatory)

By: ....
(Authorised Signatory)

1 Delete if Clearstream Banking AG specified below.

2 Delete as appropriate.

3 Delete as appropriate. If this CD is to be listed on the Frankfurt Stock Exchange, it must be cleared through Clearstream Banking AG.

4 Insert unless Clearstream Banking AG is specified above.

5 Insert where Clearstream Banking AG is specified above.

6 Delete where DEPFA Deutsche Pfandbriefbank AG is the Issuer.

7 Delete where DEPFA BANK plc is the Issuer.

FORM OF DISCOUNTED DEFINITIVE CERTIFICATE OF DEPOSIT

Discounted Negotiable [INSERT CURRENCY] [London][1] Certificate of Deposit

[ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE.] *[Insert in the case of Certificates of Deposit with an original maturity of over 365 days.]*

[DEPFA BANK plc
(Incorporated in the Republic of Ireland)
International House
3 Harbourmaster Place
I.F.S.C.
Dublin 1] /

[DEPFA Deutsche Pfandbriefbank AG
(Incorporated in the Federal Republic of Germany)
An der Welle 5
60322 Frankfurt am Main][2]

[INSERT CURRENCY AND AMOUNT]

Certificate No:..

Maturity Date:..

Dated: ....London

Relevant Clearing System(s): [Clearstream Banking, société anonyme]/[Euroclear]/[Euroclear France S.A.]/[Clearstream Banking AG][3]

[DEPFA BANK plc]/[DEPFA Deutsche Pfandbriefbank AG][2] (the "Issuer") certifies that a sum has been deposited with it at the above address, upon terms that the principal sum of [INSERT CURRENCY AND AMOUNT] is payable to bearer on the Maturity Date indicated above solely upon surrender of this Certificate, [through an authorised person under the Financial Services and Markets Act 2000, at the offices of Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB (the "Issuing and Principal Paying Agent")")][4]/[at the offices of Deutsche Bank Aktiengesellschaft, Grosse Gallusstrasse 10-14, D-60272 Frankfurt, as the Issuer's German paying agent (the "German Paying Agent")][5] or any other paying agent appointed by the Issuer for this purpose (and the Issuer undertakes that it will ensure that it maintains a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive), provided that there will at all times be a paying agent in a jurisdiction within continental Europe other than the jurisdiction in which the Issuer was incorporated, [on] [two business days (being a day upon which banks are open for business in London and [INSERT NAME OF CITY OF PAYMENT/ which is also a TARGET Business Day]) prior to] the due date for payment.

[The CDs have the benefit of a keepwell statement contained in a Letter of Comfort dated 6 August 2002 and issued by DEPFA BANK plc to DEPFA Deutsche Pfandbriefbank AG. The keepwell statement can be summarised as follows: "So long as DEPFA BANK plc remains a majority shareholder (or remains in control of a majority of the shares of DEPFA Deutsche Pfandbriefbank AG), it will ensure that DEPFA Deutsche Pfandbriefbank AG is able to meet its contractual obligations." This statement does not constitute a guarantee.][7]

Payment will be made in [INSERT CURRENCY] [subject to the condition on the reverse of this Certificate] by transfer to a bank account in [INSERT NAME OF CITY OF PAYMENT/ the city specified by the bearer upon presentation of this Certificate of Deposit ("CD") for payment].

All payments by the Issuer under this CD shall be made free from any set-off or counter-claim or similar deductions, and free and clear of, and without deduction or withholding for, or on account of, any taxes, levies, imposts, duties, assessments or charges of any nature now or hereinafter imposed, levied, withheld or assessed in [the Republic of Ireland][6]/[the Federal Republic of Germany][7] , the United Kingdom or in any jurisdiction in which the Issuer is or becomes subject to taxes or any political subdivision or taxing authority thereof or therein (together "Taxes"), unless the Issuer is compelled by law to make any such deduction or withholding. If any deduction or withholding of Taxes is required by law to be made (whether by the Issuer, any paying agent or otherwise) from any such payment the Issuer shall pay in the same manner and at the same time as such payment is due such additional amounts as will result in the receipt by the bearer of this CD of such amount as would have been received by such bearer had no such Taxes been required to be deducted or withheld, except that no such additional amounts shall be payable in respect of this CD if presented for payment:

(i) by, or by a third party on behalf of, a bearer who is liable to any such Taxes by reason of such bearer having some connection with the jurisdiction imposing the taxes other than the mere holding of this CD or the receipt of any amount payable in respect of this CD; or

(ii) more than 30 days after the Relevant Date, save where the bearer would have been entitled to such additional amounts on presenting the same for payment on such thirtieth day and for this purpose, the expression "Relevant Date" means the later of the date when such payment first becomes due and payable, and the date when the full amount of such payment is duly received by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] under the Agency Agreement from the Issuer; or

(iii) by, or by a third party on behalf of, a holder where such holder has not made, but in respect of whom such deduction or withholding would not have been required had such holder made, a declaration of non-residence or other claim for exemption; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(v) by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant CD to another Paying Agent in a Member State, of the European Union; or

(vi) in [the Republic of Ireland][6]/[the Federal Republic of Germany][7].

The Issuer or any of its consolidated subsidiaries may at any time purchase CDs of this Series in the open market or otherwise and at any price. CDs purchased by the Issuer or any of its consolidated subsidiaries may be held, resold or cancelled.

If this CD is denominated in euro then, for the purposes of this CD:

"euro" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended;

"TARGET Business Day" means a day on which the TARGET System is operating credit or transfer instructions in respect of payment in euro; and

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System and any successor thereto.

If this CD is listed on the Frankfurt Stock Exchange, all notices required to be published concerning this CD shall be published in a leading daily newspaper designated by the Frankfurt Stock Exchange for notices of such kind and having general circulation in Germany.

This CD is transferable by delivery.

The CDs will rank at least *pari passu* as to priority of payment with all other unsecured and unsubordinated indebtedness of, or guaranteed by, the Issuer (other than obligations preferred by mandatory provisions of law).

(a) The Issuer or any of its consolidated subsidiaries, successors or assigns or its parent company from time to time may, without the consent of the holder, assume liability as the principal debtor in respect of this CD (the "Substituted Debtor"), provided that:

   (i) a deed poll and such other documents (if any) shall be executed by the Substituted Debtor as may be necessary to give full effect to the substitution (the "Documents") and (without limiting the generality of the foregoing) pursuant to which the Substituted Debtor shall undertake in favour of each holder to be bound by these terms and conditions and the provisions of the Agency Agreement as fully as if the Substituted Debtor had been named in this CD and the Agency Agreement as the principal debtor in respect of this CD in place of the Issuer;

   (ii) without prejudice to the generality of (a)(i), above, if the Substituted Debtor is incorporated, domiciled or resident for taxation purposes in a territory other than the Republic of Ireland or the Federal Republic of Germany the Documents shall contain a covenant and/or such other provisions as may be necessary to ensure that each holder has the benefit of a covenant in terms corresponding to the taxation provisions herein with, where applicable, the addition to the references to the Republic of Ireland or the Federal Republic of Germany of references to the territory in which the Substituted Debtor is incorporated, domiciled and/or resident for taxation purposes;

   (iii) the Documents shall contain a warranty and representation (aa) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for such substitution, (bb) that the Substituted Debtor has obtained all necessary governmental and regulatory approvals and consents for the performance by the Substituted Debtor of its obligations under the Documents and that all such approvals and consents are in full force and effect and (cc) that the obligations assumed by the Substituted Debtor are valid and binding in accordance with their respective terms and enforceable by each holder; and

   (iv) a legal opinion shall have been delivered to the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] (from whom copies will be available) (aa) from lawyers of recognised standing as to matters of Irish law, (bb) from lawyers of recognised standing as to matters of German law and (cc) if the Substituted Debtor is incorporated, domiciled or resident in a country other than the Republic of Ireland or the Federal Republic of Germany, from lawyers of recognised standing in the country of incorporation of the Substituted Debtor, confirming, as appropriate, that upon the substitution taking place, the requirements hereof, save as to the giving of notice to the holders have been met and this CD represents legal, valid and binding obligations of the Substituted Debtor enforceable in accordance with its terms.

   For the purposes hereof, the term "parent company" means, in relation to the Issuer, (a) the person who controls or has the power to control the affairs and policies of the Issuer, whether by ownership of share capital, contract, the power to appoint or remove members of the governing body of the Issuer or otherwise, or (b) the person with whose financial statements the Issuer's financial statements are consolidated in accordance with applicable law and generally accepted accounting principles.

(b) Upon the execution of the Documents and the delivery of the legal opinions as referred to above, the Substituted Debtor shall be deemed to be named in this CD as the principal debtor in place of the Issuer and this CD shall thereupon be deemed to be amended to give effect to the substitution. The execution of the Documents shall, in the case of the substitution of a Substituted Debtor as principal debtor, operate to release the Issuer or the previous substitute as aforesaid from all of its obligations as principal debtor in respect of this CD.

(c) The Documents shall be deposited with and held by the [Issuing and Principal Paying Agent][4]/[German Paying Agent][5] for so long as this CD remains outstanding and for so long as any claim made against the Substituted Debtor by the holder in relation to this CD or the Documents shall not have been finally adjudicated, settled or discharged. The Substituted Debtor shall acknowledge in the Documents the right of the holder to the production of the Documents for the enforcement of this CD or the Documents.

(d) Not later than 20 days after the execution of the Documents the Substituted Debtor together with the Issuer shall give notice thereof to the holder in a manner to be determined by the Issuer at such time.

(e) At any time after a substitution pursuant to these provisions the Substituted Debtor may, without the consent of the holder, substitute the Issuer or any other consolidated subsidiary of the Issuer as the principal debtor in respect of this CD to undertake its obligations in respect of this CD provided that all provisions specified above shall apply *mutatis mutandis* and, without limitation, references to the Issuer shall, where the context so requires, be deemed to be or include references to any such Substituted Debtor.

The obligations of the Issuer shall be solely as provided in this CD and this CD is governed by, and shall be construed in accordance with, English law.

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 (the "Act") to enforce any term of this CD, but this does not affect any right or remedy of any person which exists or is available apart from the Act.

This CD is not valid unless authenticated by two Authorised Signatories of [Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5].

IN WITNESS WHEREOF the Issuer has caused this CD to be signed in facsimile on its behalf.

For and on behalf of

[DEPFA BANK plc/[DEPFA Deutsche Pfandbriefbank AG][2]

By: ....
(Authorised Signatory)

By: ....
(Authorised Signatory)

Authenticated (without recourse, warranty or liability) by
[Deutsche Bank AG][4]/[Deutsche Bank Aktiengesellschaft][5]

By: ....
(Authorised Signatory)

By: ....
(Authorised Signatory)

1 Delete if Clearstream Banking AG specified below.

2 Delete as appropriate.

3 Delete as appropriate. If this CD is to be listed on the Frankfurt Stock Exchange, it must be cleared through Clearstream Banking AG.

4 Insert unless Clearstream Banking AG is specified above.

5 Insert where Clearstream Banking AG is specified above.

6 Delete where DEPFA Deutsche Pfandbriefbank AG is the Issuer.

7 Delete where DEPFA BANK plc is the Issuer.

The information provided below does not purport to be a complete, exhaustive or a final summary of the tax law and practice applicable in the Federal Republic of Germany or the Republic of Ireland which are subject to change possibly with retroactive effect. It does not take into account the possible taxation of speculative capital gains or other special considerations that may apply in a particular situation. Investors or other interested parties are required to obtain individual tax advice in connection with the acquisition and holding, as well as the sale or repayment of Notes and CDs.

Taxation in the Federal Republic of Germany

Tax Residents

Payments of interest on the Notes and CDs, including interest having accrued up to the sale of a Note or CD and credited separately ("**Accrued Interest**"), if any, to persons who are tax residents of the Federal Republic of Germany (i.e., persons whose residence, habitual abode, statutory seat, or place of effective management and control is located in the Federal Republic of Germany) are subject to German personal or corporate income tax (plus solidarity surcharge (*Solidaritätszuschlag*) at a rate of 5.5 per cent. thereon). Such interest may also be subject to trade tax if the Notes or CDs form part of the property of a German trade or business. Accrued interest paid upon the acquisition of a Note or CD may give rise to negative income if the Note or CD is held as a non-business asset.

Upon the disposition, assignment or redemption of a Note or CD a holder holding the Note or CD as a non-business asset will have to include in his taxable income further amounts if the Note or CD can be classified as a financial innovation (*Finanzinnovation*) under German tax law (including, among other things, zero coupon Notes, discounted Notes and discounted CDs, provided the discount exceeds certain thresholds, Notes or CDs being traded "flat", i.e. without Accrued Interest being credited separately, and potentially also floating rate Notes and CDs). In this case, generally the difference between the proceeds from the disposition, assignment or redemption and the issue or purchase price is deemed interest income and subject to income tax (plus solidarity surcharge) in the year of the disposition, assignment or maturity of the Note or CD. Where Notes or CDs are issued in a currency other than Euro the difference will be computed in the foreign currency and will then be converted into Euro. Alternatively, the holder of the Note or CD may show that such difference exceeds the difference between the redemption amount and issue price of the Note or CD to the extent attributable to the period over which he has held such Note or CD. In this case only the lower pro-rated initial yield to maturity, if such amount is fixed at the time of issue, minus interest, including Accrued Interest already taken into account, is taxed as interest income.

Where a Note or CD forms part of the property of a German trade or business, each year the part of the difference between the issue price of the Note or CD and its redemption amount (if such amount is fixed at the time of the acquisition) attributable to such year as well as interest accrued must be taken into account as interest income and may also be subject to trade tax.

Capital gains from the disposition of Notes or CDs, other than income described in the second paragraph above, are only taxable to a German tax-resident individual if the Notes or CDs are disposed of within one year after their acquisition or form part of the property of a German trade or business, in which case the capital gains may also be subject to trade tax. Capital gains derived by German-resident corporate holders of Notes or CDs will be subject to corporate income tax (plus solidarity surcharge at a rate of 5.5 per cent. thereon) and trade tax.

If the Notes or CDs other than CDs in registered form are held in a custodial account which the Holder maintains with a German branch of a German or non-German bank or financial services institution (the "**Disbursing Agent**") a 30 per cent. withholding tax on interest payments (*Zinsabschlagsteuer*), plus 5.5 per cent. solidarity surcharge on such tax, will be levied, resulting in a total withholding tax charge of 31.65 per cent. of the gross interest payment. Withholding tax on interest is also imposed on Accrued Interest. The same applies to CDs in registered form, provided the obligor is a German branch of a German or non-German bank or financial services institution. In addition, if the Notes or CDs other than CDs in registered form qualify as financial innovations, as explained above, and are kept in a custodial account which the Holder maintains with a Disbursing Agent such custodian will generally withhold tax at a rate of 30 per cent. (plus solidarity surcharge at a rate of 5.5 per cent. thereon) from the positive difference between the redemption amount/or proceeds from the disposition or assignment and the issue or purchase price of the Notes or CDs, if the Note or CD has been kept in the custodial account since the time of issuance or acquisition, respectively. Where Notes or CDs are issued in a currency other than Euro the difference will be computed in the foreign currency and will then be converted into

Euro. If the Notes or CDs have not been kept in a custodial account with a Disbursing Agent, the 30 per cent. withholding tax is applied to 30 per cent. of the amounts paid in partial or final redemption or the proceeds from the disposition or assignment of the Notes or CDs, respectively. In the case of CDs in registered form withholding tax of 30 per cent. will be withheld from the positive difference between the redemption amount and the issue price by the obligor of these CDs, if it is a German branch of a German or non-German bank or financial services institution.

In computing the tax to be withheld the Disbursing Agent may deduct from the basis of the withholding tax any Accrued Interest previously paid by the holder of a Note or CD to the Disbursing Agent during the same calendar year. In general, no withholding tax will be levied if the holder of a Note or CD is an individual (i) whose Note or CD does not form part of the property of a German trade or business nor gives rise to income from the letting and leasing of property, and (ii) who filed a withholding exemption certificate (*Freistellungsauftrag*) with the Disbursing Agent but only to the extent the interest income derived from the Note or CD together with other investment income does not exceed the maximum exemption amount shown on the withholding exemption certificate. Similarly, no withholding tax will be deducted if the holder of the Note or CD has submitted to the Disbursing Agent a certificate of non-assessment (*Nichtveranlagungsbescheiningung*) issued by the relevant local tax office.

If the Notes or CDs other than CDs in registered form are not kept in a custodial account with a Disbursing Agent the withholding tax will apply at a rate of 35 per cent. of the gross amount of interest paid by a Disbursing Agent upon presentation of a Note or CD to a holder of such Note or CD (other than a non-German bank or financial services institution). In this case, provided the Note or CD qualifies as a financial innovation, 30 per cent. of the proceeds from the disposition, assignment or redemption, will also be subject to withholding tax at a rate of 35 per cent. Where the 35 per cent. withholding tax applies Accrued Interest paid cannot be taken into account in determining the withholding tax base. Again solidarity surcharge at a rate of 5.5 per cent. of the withholding tax applies so that the total tax burden to be withheld is 36.925 per cent.

Withholding tax and solidarity surcharge thereon are credited as prepayments against the German personal or corporate income tax and the solidarity surcharge liability of the German resident. Amounts overwithheld will entitle the holder of a Note or CD to a refund, based on an assessment to tax.

Non-residents

Interest, including Accrued Interest, and capital gains are not subject to German taxation, unless (i) the Notes or CDs form part of the business property of a permanent establishment, including a permanent representative, or a fixed base maintained in the Federal Republic of Germany by the holder of a Note or CD or (ii) the interest income otherwise constitutes German source income (such as income from the letting and leasing of certain German property). In the latter case a tax regime similar to that explained above at "Tax Residents" applies; capital gains from the disposition of Notes or CDs other than proceeds from their disposition, assignment or redemption recharacterised as interest income for German tax purposes (as explained above at "Tax Residents") are, however, only taxable in the case of (i) above.

Non-residents of the Federal Republic of Germany are, in general, exempt from German withholding tax on interest and solidarity surcharge thereon. However, where the interest is subject to German taxation as set forth in the preceding paragraph and the Notes or CDs other than CDs in registered form are held in a custodial account with a Disbursing Agent, withholding tax is levied as explained above at "Tax Residents". Where Notes or CDs are not kept in a custodial account with a Disbursing Agent and interest or proceeds from the disposition or redemption of a Note or CD are paid by a Disbursing Agent to a non-resident, withholding tax of 35 per cent. will apply as explained above at "Tax Residents". The withholding tax may be refunded based upon an applicable tax treaty.

Inheritance and Gift Tax

No inheritance or gift taxes with respect to any Note or CD will arise under the laws of the Federal Republic of Germany, if, in the case of inheritance tax, neither the decedent nor the beneficiary, or, in the case of gift tax, neither the donor nor the donee, is a resident of the Federal Republic of Germany and such Note or CD is not attributable to a German trade or business for which a permanent establishment is maintained, or a permanent representative has been appointed, in the Federal Republic of Germany. Exceptions from this rule apply to certain German expatriates.

Other Taxes

No stamp, issue, registration or similar taxes or duties will be payable in the Federal Republic of Germany in connection with the issuance, delivery or execution of the Notes or CDs. Currently, net assets tax is not levied in the Federal Republic of Germany.

Potential German Tax Law Amendments

The German Federal Government has announced that in the context of the implementation of the EU Savings Tax Directive discussed below it would review the existing tax regime for interest payments and is considering to introduce a flat tax rate of 25 per cent. (plus solidarity surcharge) on the gross interest received, which would be levied by way of withholding and would replace the existing 30 per cent. withholding tax. Non-residents whose Notes or CDs do not form part of the business property of a permanent establishment, including a permanent representative, or fixed base maintained in the Federal Republic of Germany would not be subject to the flat tax. However, it is currently unclear whether and in what form the proposal will be ultimately adopted.

Taxation in the Republic of Ireland

Liability of Holders of Notes and/or CDs to Income Tax

Persons resident in the Republic of Ireland are subject to Irish corporation tax or income tax on their worldwide income, which would include interest paid and discounts realised on the Notes and/or CDs.

Persons not resident in the Republic of Ireland are subject to Irish tax on interest paid and discounts realised on Notes and/or CDs issued by DEPFA BANK plc unless one of the following exemptions is available:

(a) A company which is not resident or a person who is not ordinarily resident in the Republic of Ireland will not be chargeable to income tax in respect of interest paid on Notes and/or CDs issued by DEPFA BANK plc if:

  (i) the Note and/or CD is issued on terms which require DEPFA BANK plc to redeem it within fifteen years after the date on which it was issued; and

  (ii) the Note and/or CD is issued by DEPFA BANK plc and the interest is paid in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997. DEPFA BANK plc has such a certificate under section 446.

(b) A company which is not resident or a person who is not ordinarily resident in the Republic of Ireland will not be chargeable to income tax in respect of interest paid on Notes and/or CDs issued by DEPFA BANK plc if:

  (i) the interest is paid on or before 31 December, 2005; and

  (ii) the Note and/or CD is issued by DEPFA BANK plc and the interest is paid in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997. DEPFA BANK plc has such a certificate under section 446.

(c) A company which is not resident in the Republic of Ireland will not be chargeable to income tax in respect of interest paid (in the ordinary course of DEPFA BANK plc's business) on Notes and/or CDs issued by DEPFA BANK plc if the company is resident in a Member State of the European Union or in a jurisdiction with which the Republic of Ireland has a valid double taxation treaty.

(d) A person (whether or not a company) who is not resident in the Republic of Ireland will not be chargeable to income tax in respect of interest paid on Notes and/or CDs issued by DEPFA BANK plc if:

  (i) the person is resident in a Member State of the European Union or in a jurisdiction with which the Republic of Ireland has a valid double taxation treaty; and

  (ii) the Note and/or CD qualifies for exemption from withholding tax on interest as a "Quoted Eurobond".

A Note and/or CD will qualify for exemption from withholding tax on interest as a "Quoted Eurobond" if:

(i) It is quoted on a recognised stock exchange; and

(ii) It carries a right to interest; and

(iii) One of the following conditions is satisfied:

a. the paying agent is not in the Republic of Ireland;

b. the Note and/or CD is held in a recognised clearing system (Euroclear, Euroclear France S.A., Clearstream Banking SA, Clearstream Banking AG and CRESTCo Limited are recognised for this purpose); or

c. the beneficial owner of the Note and/or CD and who is beneficially entitled to the interest is non-Irish resident and has made a declaration of non-Irish residence in the form required by the Irish Revenue Commissioners.

(e) A person (whether or not a company) will not be taxed in respect of discounts on Notes and/or CDs issued by DEPFA BANK plc if the Notes and/or CDs are issued by DEPFA BANK plc in the course of carrying on certified operations under section 446 of the Irish Taxes Consolidation Act 1997 (see above) and:

(i) all persons holding Notes and/or CDs are not resident in the Republic of Ireland;

(ii) the person is not chargeable in the name of a person (including a trustee) or in the name of an agent or branch in the Republic of Ireland having the management or control of the discount; and

(iii) the person is not liable to Irish corporation tax on income from an Irish branch or agency or to income tax on the profits of a trade carried on in the Republic of Ireland, to which the discount is attributable.

Withholding Tax

Irish tax legislation requires licensed banks such as DEPFA BANK plc to withhold tax on the payment of interest or discounts on certain "deposits". The term "deposit" is widely defined and would include a Note and/or CD issued by DEPFA BANK plc. There are a number of exceptions to the requirement to withhold tax, of which the most relevant are as follows:

(a) The interest or discount is paid on a "deposit" which is a debt on a security issued by the bank and is listed on a stock exchange.

(b) Although the Note and/or CD is not listed on a stock exchange, the Note and/or CD is held in Euroclear, Euroclear France S.A., Clearstream Banking SA, Clearstream Banking AG, CRESTCo Limited or any other clearing system recognised from time to time by the Irish Revenue Commissioners, either the person by or through whom the payment is made is not resident in the Republic of Ireland or the payment is not made by or through an Irish branch of that person, and certain other conditions are met. The Programme complies with those other conditions.

Irish tax legislation contains, in addition to withholding tax on deposit interest, a general withholding tax which may apply if the withholding tax on deposit interest does not. No withholding tax applies where the Note and/or CD qualifies as a Quoted Eurobond (see above). In the case of unquoted securities the general withholding tax is avoided by virtue of an exemption in relation to interest paid by banks in the ordinary course of their business.

Encashment Tax

Interest paid on any Note and/or CD which qualifies for exemption from withholding tax on interest as a Quoted Eurobond (see above):

(a) by a paying agent in the Republic of Ireland (other than the issuer of that Note or CD); or

(b) to an agent in the Republic of Ireland on behalf of a holder of the relevant Note and/or CD,

will be subject to a withholding in respect of Irish income tax at the standard rate of Irish income tax (at the date of this Information Memorandum being 20 per cent.) unless the beneficial owner of the relevant Note and/or CD that is entitled to the interest is not resident for tax purposes in the Republic of Ireland and makes a declaration in the required form.

Capital Gains Tax

Where a Note or CD is listed on a stock exchange, a holder will not be subject to Irish tax on capital gains in respect of that Note or CD unless that holder is either resident or ordinarily resident for tax purposes in the Republic of Ireland or that holder has an enterprise or an interest in an enterprise, which carries on business in the Republic of Ireland through a branch or agency, or a permanent establishment, to which or to whom the Note or CD is attributable.

Where a Note or CD is not listed on a stock exchange, then an exemption from Irish capital gains tax in respect of the Note or CD, as the case may be, will continue to apply to the holders who are exempted in the circumstances referred to in the paragraph immediately above provided that the Note or CD, as the case may be, does not derive its value, or the greater part of its value, from Irish land or certain Irish mineral rights.

Capital Acquisitions Tax

If the Notes and/or CDs, as the case may be, are comprised in a gift or inheritance taken from an Irish domiciled, resident or ordinarily resident disponer or if the disponer's successor is resident or ordinarily resident in the Republic of Ireland, or if any of the Notes and/or CDs are regarded as property situated in the Republic of Ireland, the disponer's successor may be liable to capital acquisitions tax.

For the purposes of capital acquisitions tax, a non-domiciled person will not be treated as resident or ordinarily resident in the Republic of Ireland until December 2004 or later and then only in specified circumstances.

At the date of this Information Memorandum the standard rate of capital acquisitions tax is 20 per cent. No tax applies on a gift or inheritance from a spouse.

Stamp Duty

No stamp duty is payable on the transfer by delivery of Notes and/or CDs issued by DEPFA BANK plc.

EU Savings Tax Directive

On 3 June, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, from a date not earlier than 1 January, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

1. General

Each Dealer has represented, warranted, and agreed that it will observe all applicable laws and regulations in any jurisdiction in which it may offer, sell or deliver Notes or CDs; and it will not directly or indirectly offer, sell, resell, reoffer or deliver Notes or CDs or distribute this Information Memorandum or any other, circular, advertisement or other offering material in any country or jurisdiction except under circumstances that will result, to the best of its knowledge and belief, in compliance with all applicable laws and regulations.

2. The United States of America

(a) U.S. Securities Act of 1933

The Notes and the CDs have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and the Notes and the CDs may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has represented and agreed that it has offered and sold, and will offer and sell, Notes and CDs only outside the United States to non-U.S. persons in accordance with Rule 903 of Regulation S under the Securities Act. Accordingly, each Dealer has represented and agreed that neither it, nor any of its affiliates nor any person acting on its or their behalf has engaged or will engage in any directed selling efforts with respect to the Notes or the CDs, and that it and they have complied and will comply with the offering restrictions requirements of Regulation S. Each Dealer has also agreed that, at or prior to confirmation of sale of Notes and CDs, it will have sent to each distributor, dealer or person receiving a selling concession, fee or other remuneration that purchases Notes or CDs from it a confirmation or notice to substantially the following effect:

> "The Securities covered hereby have not been registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons. Terms used above have the meanings given to them by Regulation S".

(b) U.S. Treasury Regulation

Under U.S. Treas. Reg. Sec. 1.163-5(c)(2)(i)(C) (the "C Rules"), the Notes and CDs must be issued and delivered outside the United States and its possessions in connection with their original issuance. Each Dealer has represented, warranted and undertaken that it has not offered, sold or delivered, and that it will not offer, sell or deliver, directly or indirectly, the Notes or CDs within the United States or its possessions in connection with their original issuance. Further, in connection with the original issuance of the Notes or CDs, each of the Dealers has represented, warranted and undertaken that it has not communicated and will not communicate, directly or indirectly, with a prospective purchaser if either such recipient or such purchaser is within the United States or its possessions or otherwise involve its United States office in the offer and sale of the Notes and CDs. Terms used in this paragraph have the meanings given to them by Regulation S and by the U.S. Internal Revenue Code of 1986, as amended and the regulation thereunder including the C Rules, respectively.

3. United Kingdom

Each Dealer has represented and agreed that:

(i) in relation to Notes or CDs which have a maturity of one year or more, it has not offered or sold and, prior to the expiry of the period of six months from the date of issue of such Notes or CDs, will not offer or sell any Notes or CDs to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes or CDs in circumstances in which Section 21(1) of the FSMA would not apply to the relevant Issuer if it was not an authorised person; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes or CDs in, from or otherwise involving the United Kingdom.

4. Japan

Each Dealer has acknowledged that the Notes and CDs have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes or CDs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or resale, directly or indirectly, in Japan or to a resident or Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

5. Switzerland

Each Dealer has agreed in respect of Notes or CDs denominated in Swiss Francs that it will comply with any laws, regulations or guidelines in Switzerland from time to time, including, but not limited to, any made by the Swiss National Bank, in relation to the offer, sale, delivery or transfer of such Notes or CDs or the distribution of any offering material in respect of such Notes or CDs.

6. The Republic of Ireland

Each Dealer has represented and agreed that:

(i) otherwise than in circumstances which do not constitute an offer to the public, within the meaning of the Irish Companies Acts, 1963 to 2001, it has not offered or re-offered, sold or resold and will not offer, re-offer, sell or resell, by means of any document, any Notes or CDs, and it has not issued and will not issue any application form in respect of Notes or CDs, other than to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent);

(ii) it has not made and will not at any time make any offer of Notes or CDs in the Republic of Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 would apply, except in accordance with the provisions of those regulations; and

(iii) it has complied and will comply with all applicable provisions of the Investment Intermediaries Act, 1995 of Ireland with respect to anything done by it in relation to the Notes or CDs if operating in, or otherwise involving, the Republic of Ireland.

7. The Federal Republic of Germany

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will only offer Notes and CDs in the Federal Republic of Germany in compliance with the provisions of the Securities Selling Prospectus Act ("*Wertpapierverkaufsprospektgesetz*") of 13 December, 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the offering and sale of the Notes and CDs.

ISSUERS

DEPFA BANK plc
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt am Main
Germany

DEALERS

Citibank International plc
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Tel: 00 44 20 7986 9070
Fax: 00 44 20 7986 6837
Telex: 023 6738719 CITIBA G
Contact: Short-Term Fixed Income Desk

DEPFA BANK plc
International House
3 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

Deutsche Bank AG London
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom
Telex: 94015555 DBLNG
Tel: 00 44 20 7545 1048
Fax: 00 44 20 7541 1048
Contact: ECP Group

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom
Tel: 00 44 20 7774 2630
Telex: 94015777 GSS G
Fax: 00 44 20 7774 5186
Contact: Money Market Desk

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom
Tel: 00 44 20 7779 3180
Fax: 00 44 20 7777 1938
Contact: ECP Desk

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom
Tel: 00 44 20 7567 2324
Telex: 887434 UBSW G
Fax: 00 44 20 7567 7861
Contact: ECP Desk

LEGAL ADVISERS TO THE ISSUERS

McCann FitzGerald
2 Harbourmaster Place
International Financial Services Centre
Dublin 1
Ireland

Internal legal department
DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt am Main
Germany

LEGAL ADVISERS TO THE DEALERS

Allen & Overy
Taunustor 2
60311 Frankfurt
Germany

ISSUING AND PAYING AGENT

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

GERMAN PAYING AGENT
AND, FOR LISTED ISSUES, FRANKFURT
LISTING AGENT

Deutsche Bank Aktiengesellschaft
Grosse Gallusstrasse 10-14
60272 Frankfurt
Germany

CREST AGENT

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA
United Kingdom

Dublin und Frankfurt am Main im Dezember 2003

DEPFA BANK public limited company

DEPFA Deutsche Pfandbriefbank AG

Aufgrund des vorstehenden Unvollständigen Prospektes
sind unter dem

€15,000,000,000

Euro-Commercial Paper and Certificate of Deposit Programme

der

DEPFA BANK public limited company

Dublin, Republic of Ireland

und

DEPFA Deutsche Pfandbriefbank AG

Frankfurt am Main, Bundesrepublik Deutschland

zu begebende Schuldverschreibungen gemäß § 44 Börsenzulassungs-Verordnung an der Frankfurter Wertpapierbörse zum Börsenhandel mit amtlicher Notierung zugelassen worden.

Dublin und Frankfurt am Main, den 17. Dezember, 2003

DEPFA BANK public limited company

DEPFA Deutsche Pfandbriefbank AG

imprima de bussy — C88769

DEPFA BANK plc

RECEIVED

2004 APR 30 P 2:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Item No.	*Date*	**Document**
F.4	16 September 2003	Form B1 Annual Return for DEPFA Bank plc attaching Financial Statements from 2002 (Irish GAAP)

Annual Return
Sections 125, 127, 128 Companies Act 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment)(No. 2) Act 1999
Section 107 Company Law Enforcement Act 2001
Companies (Form and Content of Documents Delivered to the Registrar) Regulations 2002

Companies Registration Office

CRO receipt date stamp
RECEIVED
2004 APR 30 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Companies Acts 1963 to 2001

B1

Company number: 348819

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company name *in full*	DEPFA BANK PUBLIC LIMITED COMPANY — Limited
Return made up to *note one*	Day 13 Month 09 Year 2003
Financial year *note two*	From Day 01 Month 01 Year 2002 To Day 31 Month 12 Year 2002
Registered office *note three*	INTERNATIONAL HOUSE, 3 HARBOURMASTER PLACE, IFSC, DUBLIN 1

Other addresses *note four*

Address	Register(s)/documents held at this address

Secretary

Surname	KAVANAGH	Former surname	NONE
Forename *note five*	NOEL	Former forename *note five*	NONE
Residential address *note five*	KYLEMORE, FOXS LANE, HOWTH ROAD, DUBLIN 5		

Donations for political purposes *note six*

Name of person or political party to whom donation was made	Value of donation €/__
NONE	

Presenter details

Name	DEPFA BANK PUBLIC LIMITED COMPANY		
Address	INTERNATIONAL HOUSE, 3 HARBOURMASTER PLACE, IFSC, DUBLIN 1		
DX number		DX exchange	
Telephone number	01/6071600	Fax number	01/8290213
Email		Reference number	

Authorised share capital
note seven

Total
€/__ 130,000,002

made up as follows:

Class	Number of shares	Value per share €/__
ORDINARY	43,333,334	3.00

Issued share capital

Total
€/__ 105,905,916

made up as follows:

Paid up on shares issued for cash	€/__ 105,905,916
Considered paid on other shares	€/__
Total standing to credit of Capital Conversion Reserve Fund *note eight*	€/__
Total calls unpaid	€/__
Total not yet called	€/__

Shares issued

Consideration – all cash

Class	Number of shares	Total premium paid €/__	Total amount paid €/__
ORDINARY	35,301,972		105,905,916
Totals	35,301,972 (A)		105,905,916

Consideration – not all cash

Class	Number of shares	Total premium considered paid €/__	Total amount considered paid €/__
Totals	(B)		

Total number of shares issued **(A)** plus **(B)**

35,301,972

This total must agree with the total number of shares held by existing members as stated in the **List of past and present members** section of the return.

Other share/ debenture details
note nine

List of past and present members

Persons holding shares on ☐ the 14th day after the annual general meeting or ☒ the date to which the annual return has been made up for 2002 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of incorporation of the company. *note ten*

notes five and eleven	Share class	Numbers held *note twelve*	Number transferred & date *note thirteen*	Particulars of transferee *note thirteen*
Name: CLEARSTREAM BANKING AG Address: NEUE BÖRSENSTRASSE 1, 60487 FRANKFURT AM MAIN, GERMANY Folio no.: 1	ORDINARY	35,301,966		
Name: FULVIO DOBRICH Address: 21, BAKER AVENUE, WESTPORT, CT 06880, USA Folio no.: 8	ORDINARY	1		
Name: THOMAS KOLBECK Address: ABEGGSTRASSE 5b, 65193 WIESBADEN, GERMANY Folio no.: 9	ORDINARY	1		
Name: JÜRGEN KARCHER Address: ESCHENWEG 30, 61440 OBERURSEL, GERMANY Folio no.: 10	ORDINARY	1		
Name: DERMOT CAHILLANE Address: 235, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4 Folio no.: 11	ORDINARY	1		
Name: REINHARD GRZESIK Address: NO15, 150 HOWTH RD., DUBLIN 3 Folio no.: 12	ORDINARY	1		
Name: GERHARD BRUCKERMANN Address: 108, GLOUCESTER PLACE, LONDON W1U 6HU, UNITED KINGDOM Folio no.: 13	ORDINARY	1		
Name: Address: Folio no.:				

Total number held: 35,301,972

The total number of shares held must agree with the total number of issued shares given in the **Shares issued** section (total of **(A)** plus **(B)**).

Directors
(including shadow directors)

Surname	BRUCKERMANN	Former surname	NONE
Forename *note five*	GERHARD	Former forename *note five*	NONE
Date of birth	Day 22 Month 02 Year 1947	Irish resident *note fourteen*	
Residential address *note five*	108, GLOUCESTER PLACE, LONDON W1U 6HU, UNITED KINGDOM		
Business occupation	BANKER	Nationality	GERMAN

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Surname	CAHILLANE	Former surname	NONE
Forename *note five*	DERMOT	Former forename *note five*	NONE
Date of birth	Day 06 Month 02 Year 1947	Irish resident *note fourteen*	X
Residential address *note five*	235, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4		
Business occupation	BANKER	Nationality	IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Surname	BRANTNER	Former surname	NONE
Forename *note five*	RICHARD	Former forename *note five*	NONE
Date of birth	Day 11 Month 11 Year 1929	Irish resident *note fourteen*	
Residential address *note five*	ERHARD-JUNGHANSSTR. 29, 78713 SCHRAMBERG, GERMANY		
Business occupation	NON EXECUTIVE DIRECTOR	Nationality	GERMAN

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)
note seventeen

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed ____________________ Director ____________________ Secretary

Directors
(including shadow directors)

Surname	QUANE	Former surname	NONE
Forename *note five*	FRANCIS PHILOMENA	Former forename *note five*	NONE
Date of birth (Day / Month / Year)	22 / 01 / 1951	Irish resident *note fourteen*	X
Residential address *note five*	56, WATERLOO ROAD, DUBLIN 4		
Business occupation	ACADEMIC ECONOMIST	Nationality	IRISH

Other directorships — Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Surname	GRZOSIK	Former surname	NONE
Forename *note five*	REINHARD	Former forename *note five*	NONE
Date of birth (Day / Month / Year)	19 / 03 / 1959	Irish resident *note fourteen*	X
Residential address *note five*	NO 15, 150 WATERLOO ROAD, DUBLIN 3		
Business occupation	BANKER	Nationality	GERMAN

Other directorships — Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Surname	KOLBECK	Former surname	NONE
Forename *note five*	THOMAS	Former forename *note five*	NONE
Date of birth (Day / Month / Year)	08 / 08 / 1952	Irish resident *note fourteen*	
Residential address *note five*	ABEGGSTRASSE 56, 65193 WIESBADEN, GERMANY		
Business occupation	BANKER	Nationality	GERMAN

Other directorships — Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST.		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)
note seventeen

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed ______________ Director ______________ Secretary

Directors
(including shadow directors)

Surname	DOBRICH	Former surname	NONE
Forename *note five*	FULVIO	Former forename *note five*	NONE
Date of birth	Day 17 Month 12 Year 1947	Irish resident *note fourteen*	☐
Residential address *note five*	21, BAKER AVENUE, WESTPORT, CONNECTICUT, USA		
Business occupation	BANKER	Nationality	USA

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST.		

Surname	KARCHER	Former surname	NONE
Forename *note five*	JÜRGEN	Former forename *note five*	NONE
Date of birth	Day 14 Month 11 Year 1953	Irish resident *note fourteen*	☐
Residential address *note five*	ESCHENWEG 30, 61440 OBERURSEL, GERMANY		
Business occupation	BANKER	Nationality	GERMAN

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Surname	REICH	Former surname	NONE
Forename *note five*	HANS	Former forename *note five*	NONE
Date of birth	Day 25 Month 02 Year 1941	Irish resident *note fourteen*	☐
Residential address *note five*	BRUNNENWEG 5, 61476 KRONBERG, GERMANY		
Business occupation	BANKER	Nationality	GERMAN

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

note seventeen

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed ______________________ Director ______________________ Secretary

Directors
(including shadow directors)

Surname	TIETMEYER	Former surname	NONE
Forename *note five*	HANS	Former forename *note five*	NONE
Date of birth	Day 18 Month 08 Year 1931	Irish resident *note fourteen*	☐
Residential address *note five*	REICHENBACHWEG 15B, 61462 KONINGSTEIN, GERMANY		
Business occupation	NON EXECUTIVE DIRECTOR	Nationality	GERMAN

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Surname	POOS	Former surname	NONE
Forename *note five*	JACQUES	Former forename *note five*	NONE
Date of birth	Day 03 Month 06 Year 1935	Irish resident *note fourteen*	☐
Residential address *note five*	45, SQUARE EMILE MAYRISH, ESCH-ALZETTE L 4240 LUXENBURG		
Business occupation	NON EXECUTIVE DIRECTOR	Nationality	LUXENBURG

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Surname	HEMMELRATH	Former surname	NONE
Forename *note five*	ALEXANDER	Former forename *note five*	NONE
Date of birth	Day 08 Month 05 Year 1953	Irish resident *note fourteen*	☐
Residential address *note five*	KALVARIENBERGSTR. 22, 82340 FELDAFING, GERMANY		
Business occupation	LAWYER	Nationality	GERMAN

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)
note seventeen

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed ______________________ Director ______________________ Secretary

Directors
(including shadow directors)

Surname	O'CONNELL	Former surname	NONE
Forename *note five*	MAURICE	Former forename *note five*	NONE
Date of birth	Day: Month: Year:	Irish resident *note fourteen*	x
Residential address *note five*	9, Cyprus Lawn, Templeogue, Dublin 6		
Business occupation	Non Executive Director	Nationality	IRISH

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number
SEE ATTACHED LIST		

Surname		Former surname	
Forename *note five*		Former forename *note five*	
Date of birth	Day: Month: Year:	Irish resident *note fourteen*	
Residential address *note five*			
Business occupation		Nationality	

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number

Surname		Former surname	
Forename *note five*		Former forename *note five*	
Date of birth	Day: Month: Year:	Irish resident *note fourteen*	
Residential address *note five*			
Business occupation		Nationality	

Other directorships

Company *note fifteen*	Registered at *note sixteen*	Company number

Certification

We hereby certify that (i) this form has been completed in accordance with the Notes on Completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)
note seventeen

The company is not a private company. ☐

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members, the excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed [signature] Director [signature] Secretary

DEPFA BANK PUBLIC LIMITED COMPANY

OTHER DIRECTORSHIPS – FORM B10 13/09/2003

GERHARD BRUCKERMANN

DePfa-Bank Europe Plc.
DBE Property Holdings Limited
DePfa Capital Japan K.K.
DePfa Investment Bank Limited
DePfa Deutsche Pfandbriefbank AG
Deutschen Aktieninstituts, Frankfurt
DZ Bank, Frankfurt – Member of the Advisory Board
Arsago, Alternative Capital Management, Frankfurt – Member of the Advisory Board

DERMOT CAHILLANE

DePfa-Bank Europe Plc
DBE Property Holdings Limited
DEPFA ACS BANK.
DePfa Investment Bank Limited
DEPFA Capital Japan K.K.
DEPFA Hold One Limited
DEPFA Hold Two Limited
DEPFA Hold Three Limited
DEPFA Hold Four Limited
DEPFA Asset Management Ireland Limited
DEPFA Investment Fund Plc

RICHARD BRANTNER

European Investment Bank
DePfa-Bank Europe Plc.
Aareal Bank AG
Deg. DT. Investitions und Entwicklungsgesellschaft
Integrata AG

HANS REICH

Frachtkontor Junge & Co.
Thyssen Krupp Werften GmbH
HUK-COBURG-Allgemeine-Versicherungs-AG
Krankenversicherungs-AG der HUK-COBURG
Lebensversicherungs-AG der HUK-COBURG
ALSTROM GmbH
Deutsche Telekom AG
IKB Deutsche Industriebank AG
RAG AG
Thyssen Krupp Steel AG
Haftpflicht-Unterstützungs-Kasse kraftfahrender Beamter Deutschland a.G.
HUK_COBURG Holding GmbH

Deutsche Energie-Agenter GmbH

FRANCES RUANE

DePfa-Bank Europe Plc.
Douglas Hyde Gallery
Irish Writers' Centre
National Childrens' Hospital Foundation Board
DEPFA ACS BANK

HANS TIETMEYER

DePfa Deutsche Pfandbriefbank AG
Aareal Bank AG
Bank fur Internationalen Zahlungsverkehr BIZ
BDO Deutsche Warentruehand AG
DWS Investment GmbH
ING Groep N.V.
Hauck & Aufhäuser Privatbankiers KgaA

THOMAS KOLBECK

DePfa-Bank Europe Plc.
DePfa Capital Japan K.K.
DePfa Investment Bank Limited.
DePfa IT Services AG
DePfa Deutsche Pfandbriefbank AG
Homeworld Aktiengesellschaft

FULVIO DOBRICH

DePfa-Bank Europe Plc.
DePfa Investment Bank Limited
DePfa UK Limited
DePfa Funding Trust
DePfa Funding LLC
DLF Inc.
Malibart Limited
Segundo Limited
Galileo Fund Limited

JURGEN KARCHER

DePfa-Bank Europe Plc.
Cytonet GmbH
DePfa Deutsche Pfandbriefbank AG

JACQUES POOS

Banque BNP Paribas (Luxembourg)

ALEXANDER HEMMELRATH

Haarmann Hemmelrath & Partner
Advanced Medien AG
Gieag
Seitz AG
Supermarket Media AG

REINHARD GRZESIK

DePfa-Bank Europe Plc.
DePfa Deutsche Pfandbriefbank AG

MAURICE O'CONNELL

None

DEPFA BANK plc

Item No.	*Date*	*Document*
G.1	20 February 2003	DEPFA obtains AAA rating for Irish Asset Covered Securities (ACS) Press Release

Dublin / Frankfurt, 20 February 2003.

DEPFA ACS BANK, an Ireland-based subsidiary of DEPFA BANK plc, today obtained AAA ratings for the new Irish Asset Covered Securities from all 3 major rating agencies FITCH, Moody's and S&P. These ratings are in line with the Pfandbrief ratings of DEPFA Deutsche Pfandbriefbank AG. In their decision the rating agencies took into consideration the high degree of investor protection of the new product.

In a global roadshow of DEPFA ACS Bank in February the ACS product was very well received by investors and the very first issue is planned for next week. Based on investor feedback a consensus seems to be forming in favour of a 5 year tenor and a volume of € 3 bn for the forthcoming benchmark ACS issue. CSFB, Deutsche Bank and Morgan Stanley have been mandated as lead managers in the transaction.

DEPFA BANK plc

Item No.	*Date*	*Document*
G.2	27 February 2003	DEPFA launches first Irish Asset Covered Securities (ACS) Press Release

Dublin / Frankfurt, 27 February 2003.

DEPFA ACS BANK, the Irish subsidiary of DEPFA BANK plc, issued € 4 billion of Asset Covered Securities (ACS) with a maturity of five years (due: 15 April 2008). The issue has a coupon of 3.25% and a reoffer price of 99.748% which gives a spread of 24.5 bp over Bund (4.25% Feb. 2008) or 4 bp over swaps. As with all covered bond issues of DEPFA Deutsche Pfandbriefbank AG this issue likewise is AAA rated by FITCH, Moody's Investors Service and Standard & Poor's.

Due to an excellent investor perception for the new Irish product, DEPFA was able to increase the initially planned volume from € 3 bn to € 4 bn. Besides a general strong interest from German institutional investors the first ACS bond saw strong demand from all across Europe as well as from key investors within Asia and the US. From the very beginning the issue will be traded on EURO MTS, the electronic trading platform for Government and Agency bonds.

DEPFA BANK plc

Item No.	*Date*	*Document*
G.3	26 March 2003	Surge in earnings at DEPFA BANK exceeds 2002 targets Net profit up by 72% to € 236 million Press and Investor Relations Release

Dublin / Frankfurt/Main, 26 March 2003.

DEPFA BANK plc today released its first-ever annual earnings results as an independent Public Finance specialist. According to unaudited figures, DEPFA exceeded its own ambitious targets for the year 2002 with net profit of €236 million and a return on equity of 22.3%. The business model of the new DEPFA, with its strong focus on public-sector clients, allowed the bank to buck the negative trend afflicting the banking industry and to establish itself as one of the most profitable banks. The first quarter of 2003 again looks like producing a record earnings result allowing DEPFA BANK to reaffirm its profit forecast for the current financial year of at least €250 million (after taxes), corresponding to a return on equity of around 20 %.

Total earnings increased by 24 % to €408 million year-on-year. Net interest income including interest components from derivatives rose by 14%, to €285 million. Stripping out interest components from these hedging instruments net interest income amounted to €298 million (up 15%). At €32 million, net commission income for 2002 surpassed the previous year's figure of €3 million by a wide margin. The negative trading result of €21 million included a negative result of €1 million from securities trading.

Administrative expenditure grew by €1 million to €97 million in 2002 with one-off factors to be considered. Firstly, DEPFA's original plans to charge €21 million for performance-based remuneration (in the form of shares granted to employees) to personnel expenditure for the year under review, were not permissible under US GAAP accounting rules. US GAAP does not allow for such a conservative approach. Secondly, administrative expenditure includes a final, non-recurring item relating to the split of the former DEPFA Group, in the amount of €15 million. The cost/income ratio for the year amounted to 23.9%.

Over recent months, the rating agencies have already recognised the strong performance of the new DEPFA. A uniform AA- rating assigned by all three agencies, FITCH, Moody's Investors Service and Standard and Poor's means that DEPFA counts among Europe's top-rated banks. DEPFA's funding strategy was further reinforced by its extremely successful €4 billion debut issue of triple-A rated Irish Asset Covered Securities (ACS) in February 2003. In summary, all the objectives that the new DEPFA had set itself at the outset have been successfully realised in recent months. On the basis of this positive earnings performance, DEPFA BANK will propose a dividend distribution of €1.00 per share to the Annual General Meeting.

On 24 March 2003, the DEPFA share was admitted to the new MDAX index of the German Stock Exchange. DEPFA is presently the most profitable company listed there and ranks no 9 in terms of free market capitalisation on this index.

Summary profile:

Dublin-based DEPFA BANK is a global leader in Public Finance with a network of offices across many European countries, as well as in the US, Japan and Hong Kong. DEPFA's range of products and services covers all the financing needs of public-sector clients: from budget financing to the funding of public infrastructure products and investment banking solutions for public-sector authorities. Thanks to the clear focus of its business model, DEPFA BANK enjoys a prominent position in an attractive market segment where only a few participants are truly successful.

WKN: 765818

ISIN IE0072559994

Exchange listing: Frankfurt / Main

Exchange mnemonic: DEPF.DE (Reuters) / DEP GR (Bloomberg)

DEPFA BANK plc: Key Group Figures (31 December 2002 / unaudited)

Earnings Data	2002 EUR m	2001 EUR m	Change %

Net interest income	298	259	15.0
(Net interest income including interest from derivatives)	(285)	(251)	(13.5)
Net commission income	32	3	
Income from sale of assets	99	27	266.7
Trading result	-21	41	
of which from securities trading	-1	30	
of which valuation of derivatives/FAS133	-7	19	
of which interest	-13	-8	
Total revenues	**408**	**330**	**23.6**
Personnel expenditure	-56	-61	-8.2
Other administrative expenditure	-35	-25	40.0
Depreciation	-6	-10	-40.0
Administrative expenditure	**-97**	**-96**	**1.0**
Other income and expenditure	-4	31	
Operating results	**307**	**265**	**15.8**
Provision for loan losses	0	-12	
Group retained income before taxes	**307**	**253**	**21.3**
Impact of the first-time application of SFAS 133	0	-29	
Income taxes	-59	-56	5.4
Group retained income after taxes	248	**168**	**47.6**
Minority interest income	-12	-31	-61.3
Group retained income from continuing operations	**236**	**137**	**72.4**

Portfolio Data	31.12.2002 EUR m	31.12.2001 EUR m	Change %
Public sector finance	110,890	120,802	
Property finance	5,787	26,054	
Shareholders' equity	1,133	2,257	
Total assets	**143,000**	**180,899**	

Key ratios	31 Dec 2002	31 Dec 2001	Change %
Cost/income ratio (%)	23.9	29.1	

Earnings per share (€)	6.69	3.88	72.4
RoE after taxes (%) (continuing operations)	22.3	14 .8	

(The amounts used in this press release relate to continuing operations only and therefore do not include the results of discontinued activities.)

DEPFA BANK plc

Item No.	*Date*	*Document*
G.4	26 March 2003	Surge in earnings at DEPFA BANK exceeds 2002 targets Ad-hoc-statement according to §15 Wertpapierhandelsgesetz

Dublin/ Frankfurt, 26 March 2003.

According to unaudited figures, DEPFA exceeded its own ambitious targets for the year 2002 with net profit of EUR 236 million and a return on equity of 22%. The first quarter of 2003 again looks like producing a record earnings result allowing DEPFA BANK to reaffirm its profit forecast for the current financial year of at least EUR 250 million (after taxes), corresponding to a return on equity of around 20 %. Administrative expenditure grew by EUR 1 m, to EUR 97 m, in 2002. Plans to charge EUR 21 million for performance-based remuneration (in the form of shares granted to employees) to personnel expenditure were not permissible under US GAAP accounting rules

Preliminary group figures as of 31. 12. 2002

	31.12.2002 € m	31.12.2001 € m	Change in %
Extended net interest income	298	259	15.0
Commission income	32	3	
Trading result	-21	41	
Total earnings	408	330	23.6
Administrative expenditure	97	96	1.0
Other income and expenditure	-4	31	
Group retained income before taxes	307	253	21.3
Group retained income from continuing operations	236	137	72.4
Cost/income ratio	23.9%	29.1%	

DEPFA BANK plc

Item No.	*Date*	*Document*
G.5	13 May 2003	DEPFA BANK expects 2003 profit to exceed previous forecasts Excellent first quarter: net profit up by 43% to € 83 million Press and Investor Relations Release

13 May 2003. Dublin / Frankfurt/Main.

DEPFA BANK plc, the public finance specialist, got off to a flying start in 2003 with first quarter net profit reaching € 83 million, a 43% year-on-year increase. This corresponds to a return on equity of 29%. DEPFA's strong earnings performance of 2002 has thus carried on over into the current year and underscores the company's above average level of profitability. DEPFA BANK is reaffirming its profit forecast for 2003 of € 250 million and even considers a result of € 300 million within reach. This success was based above all on an improvement in funding costs and the successful expansion of the product range in investment banking.

Total revenues in the first quarter amounted to € 144 million, a 31% year-on-year increase. Net interest income including interest components from derivatives rose by 18%, to € 80 million. Net commission income of € 20 million was well ahead of the € -1 million result in the previous year. The trading result of € 26 million includes € 16 million from securities trading.

The rise in administrative expenditure by 35% to € 27 million was mainly attributable to accruals for variable compensation. The cost income ratio in the first quarter amounted to 19% but this is expected to be significantly higher for the year as a whole. After the charge for other expenditure of € -2 million profit before tax rose by 26% to € 115 million. In the first quarter 2003 DEPFA generated new business of € 12.4 billion. The overall public finance portfolio increased by 4% to € 115.2 billion.

DEPFA BANK plc has established a US agency to further build up its US business. The agency will provide liquidity standby facilities and credit enhancement for public sector bonds. Overall, some several billion dollars of new business should be generated over the next 12 months. The US agency of DEPFA Bank plc has been assigned a AA- rating (stable outlook) from the major rating agencies Fitch, Moody's and Standard & Poor's.

Company profile

DEPFA BANK plc is one of the leading providers of financial services to the public sector worldwide. It is a public limited company incorporated under Irish law with subsidiaries and branches in many European countries as well as in the US, Japan and Hong Kong. DEPFA´s products and services cover the whole range of financing needs of the public sector, from budget financing through infrastructure financing to investment banking. Thanks to the clear focus of its business model DEPFA BANK enjoys a prominent position in an attractive market segment.

Exchange listing: Frankfurt / Main

Stock listing code: 765818 (Reuters; DEPF.DE, Bloomberg DEP GR)

DEPFA BANK plc: consolidated figures as per 31.3.2003 (US GAAP)

Earnings	31 Mar 2003 EUR m	31 Mar 2002 EUR m	Change %
Total net interest income	80	72	11.1
(Net interest income incl. interest in trading derivatives)	80	68	17.6
Net commission income	20	(1)	
Income from sale of assets	18	43	-58.1
Trading result	26	(4)	
of which securities trading	16	(6)	

of which valuation derivatives/ FAS 133	10	6	
of which interest	0	(4)	
Total revenues	**144**	**110**	**30.9**
Personnel expenditure	(14)	(11)	27.3
Other administrative expenditure	(12)	(7)	71.4
Depreciation on fixed assets	(1)	(2)	-50.0
Administrative expenditure	**(27)**	**(20)**	**35.0**
Other income and expenditure	(2)	1	
Provisions for loan losses	0	0	
Net income before tax	**115**	**91**	**26.4**
Income & deferred tax	(29)	(27)	7.4
Net income after tax	**86**	**64**	**34.4**
Profit attributable to minority interests	(3)	(6)	-50.0
Group net income	**83**	**58**	**43.1**

Portfolio	31 Mar 2003 EUR m	31 Dec 2002 EUR m	Change (%)
Public sector financing	115,204	110,503	4.3
Equity	1,178	1,136	3.7
Total assets	150,176	145,847	3.0

Key figures	31 Mar 03	31 Mar 02	Change (%)
Cost/income ratio	18.8%	18.2%	
Earnings per share €	2.38	1.64	45.1
RoE after tax	28.7%	23.6%	

(all figures relate solely to 'continuing operations' and do not include results from 'discontinued operations')

DEPFA BANK plc

Item No.	*Date*	*Document*
G.6	13 May 2003	DEPFA BANK expects 2003 profit to exceed previous forecasts Ad-hoc statement according to §15 Wertpapierhandelsgesetz

Dublin/Frankfurt, 13 May 2003

Net profit in the first quarter reached € 83 million, a 43.1% year-on-year increase. This corresponds to a return on equity of 28.7%. DEPFA's strong earnings performance of 2002 has thus carried on over into the current year and underscores the company's above average level of profitability. DEPFA BANK is reaffirming its profit forecast for 2003 of € 250 million and even considers a result of € 300 million within reach. Total revenues in the first quarter amounted to € 144 million, a 30.9% year-on-year increase. Net interest income including interest components from derivatives rose by 17.6%, to €80 million. Net commission income of €20 million was well ahead of the € -1 million result in the previous year. The trading result of €26 million includes €16 million from securities trading.

Group figures as of 31. 3. 2003

	31.3.2003 € m	31.3.2002 € m	Change in %
Extended net interest income	80	72	11.1
Commission income	20	-1	
Trading result	26	-4	
Total earnings	144	110	30.9
Administrative expenditure	-27	-20	35.0
Other income and expenditure	-2	1	
Group retained income before taxes	115	91	26.4
Group retained income (from "continuing operations")	83	58	43.1
Cost/income ratio	18.8%	18.2%	

DEPFA BANK plc

RECEIVED

2004 APR 30 P 2:24

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Item No.	*Date*	*Document*
G.7	5 August 2003	DEPFA BANK on track for outstanding result in 2003 Profit guidance for 2003 raised from € 250 million to € 300 million Press and Investor Relations Information

5 August 2003 - Dublin / Frankfurt/Main

DEPFA BANK plc, the Public Finance specialist, today released an excellent set of results for the first half of 2003, with Group net income up by 24%, to € 176 million. This corresponds to a return on equity after taxes of 30% and gives DEPFA BANK every confidence that it will achieve Group net income of € 300 million for the full year. DEPFA is therefore capable of comfortably surpassing its original forecast by € 50 million. DEPFA BANK sees the half-year result as both clear confirmation of its company strategy and as evidence of its exceptional position in the current banking environment.

Total revenues totalled € 298 million in the first-half year, up 41% year-on-year. Extended net interest income was up 33% to € 175 million, while net commission income improved significantly to € 36 million (compared with -€ 3 million for the same period of 2002).

The 26% increase in administrative expenditure compared to the first half of 2002 to € 54 million is largely attributable to the quarterly accruals for variable compensation. The cost/income ratio for the first six months was 18%, however a considerably higher figure for the full year is to be expected. After a € 6 million charge for other expenditure, profit before taxes was € 238 million (+40%).

DEPFA generated € 28.3 billion in new business during the first half of 2003, more than for the whole of 2002. Its strategy of serving exclusively the needs of its public sector customers worldwide has proven to be highly successful. The public finance volume grew overall by 4 % to a € 117.5 bn.

All business areas added to the successful half-year result. DEPFA's Budget Finance activities benefited from higher margins. DEPFA Investment Bank further expanded its business in the EU accession candidate countries of Central and Eastern Europe and in Asia. DEPFA's Infrastructure Finance business scored an important success in the North American market by arranging the financing of a toll motorway in California in May. The bank's US agency, which was established in May, was granted a New York State Banking Department licence in June and has already started up business.

Summary profile

DEPFA BANK plc is one of the leading providers of financial services to the public sector worldwide. It is a public limited company incorporated under Irish law, with subsidiaries and branches in many European countries as well as in the US, Japan and Hong Kong. DEPFA's products and services cover the whole range of financing needs of the public sector, from budget financing through infrastructure financing to investment banking. Thanks to the clear focus of its business model DEPFA BANK enjoys a prominent position in an attractive market segment.

WKN (German Securities ID) 765818

Exchange listing: Frankfurt / Main

Stock listing codes: DEPF.DE (Reuters) / DEP GR (Bloomberg)

DEPFA BANK plc: consolidated figures as at 30 June 2003 (US GAAP)

P&I	1 Jan – 30 Jun 2003 EUR m	1 Jan – 30 Jun 2002 EUR m	Change %
Net interest income	180	180	-
Extended net interest income	175	132	32.6
Net commission income	36	-3	
Income from the sale of assets	52	70	-25.7

Trading result	30	-35	
- of which securities trading	32	3	
- of which derivatives valuation/FAS 133	3	10	
- of which interest	-5	-48	
Total revenues	**298**	**212**	**40.6**
Personnel expenditure	-31	-27	14.8
Other administrative expenditure	-21	-14	50.0
Depreciation on fixed assets	-2	-2	-
Administrative expenditure	**-54**	**-43**	**25.6**
Other income and expenditure	-6	1	
Provision for loan losses	-	-	-
Group net income before taxes	**238**	**170**	**40.0**
Income taxes	-56	-21	166.7
Group net income after taxes	182	**149**	**22.1**
Profit attributable to minority interests	-6	-7	-14.3
Group net income	**176**	**142**	**23.9**

Portfolio	30.06. 2003 EUR m	31.12.2002 EUR m	Change %
Public sector financing	117,519	113,130	3.9
Equity	1,232	1,136	8.5
Total assets	156,968	145,847	7.6

Key figures	30.06.2003	30.06.2002	Change %
Cost/income ratio	18.1%	20.3%	
Earnings per share (€)	5.06	4.02	26.0
RoE after taxes	29.7%	28.9%	

(All figures relate solely to continuing operations; they do not include any results from discontinued operations.)

DEPFA BANK plc

Item No.	*Date*	*Document*
G.8	5 August 2003	DEPFA BANK on track for top result in 2003 Ad-hoc statement according to §15 Wertpapierhandelsgesetz

Dublin/ Frankfurt, 5 August 2003

DEPFA BANK plc, the Public Finance specialist, today released an excellent set of results for the first half of 2003, with Group net income up by 24%, to € 176 million. This corresponds to a return on equity after taxes of 30% and underscores DEPFA BANK's confidence in achieving Group net income of € 300 million for the whole year. DEPFA is therefore capable of surpassing its original forecast by € 50 million. Total revenues totalled € 298 million in the first-half year, up 41% year-on-year. Extended net interest income was up 33% to € 175 million, while net commission income improved significantly to € 36 million (compared with -€ 3 million for the same period of 2002).

Group figures as of 30. 6. 2003

	30.6.2003 € m	30.6.2002 € m	Change in %
Extended net interest income	175	132	32.6
Commission income	36	-3	
Trading result	35	13	
Income from sale of assets	52	70	-25.7
Total earnings	298	212	40.6
Administrative expenditure	-54	-43	25.6
Group retained income before taxes	238	170	40.0
Group retained income (from "continuing operations")	176	142	23.9
Cost/income ratio	18.1%	20.3%	

DEPFA BANK plc

RECEIVED
2004 APR 30 P 2:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item No.	*Date*	*Document*
G.9	4 November 2003	DEPFA BANK raises its profit target for 2003 once more - Net profit of € 350 m expected for the full-year Press and Investor Relations Release

4 November 2003 - Dublin / Frankfurt

DEPFA BANK plc, the Public Finance specialist, today released its 9-month-results, raising once more the profit target for the current business year. Net profit for the full-year is now expected to total around € 350 m, which corresponds to a RoE of almost 30% after tax. Since a significant share of revenues are generated on the basis of an interest margin that can be projected over a long-term time-frame DEPFA expects to see net income rise further in 2004 to reach more than € 350 m.

Net profit of € 93 million for the third quarter of 2003 matched the record result of the second quarter. However, a one-off extraordinary expense of € 33 million must be taken into consideration for the quarter under review relating to a mortgage bond repurchasing operation in which most of the remaining outstanding DEPFA Deutsche Pfandbriefbank mortgage bonds were removed from the market. Stripping out this one-off item net profit would have totalled € 113 m in the third quarter of 2003. It also has to be remembered that the one-off item will have a strongly positive effect on net interest income in future periods.

Total revenues totalled € 472 million in the first nine months, up 77% year-on-year. Extended net interest income was up 32% to € 268 million, while net commission income improved significantly to € 66 million (compared with € 1 million for the same period of 2002).

Administrative expenditure was up 28% to € 82 m y-o-y - in line with projections. This corresponds to a cost/income ratio of 17%, however a higher figure for the full year is to be expected. Group net income before taxes amounted to € 356 m (+75%). A total of € 52 billion in new business was generated during the first nine months of 2003. The total volume of Public Finance business increased to € 133 billion (+ 17% vs. 2002).

DEPFA´s excellent performance can be attributed to several factors: funding costs have fallen considerably, both compared with the previous year (in absolute terms) and relative to its competitors. This was due to a significant improvement in investor acceptance, a very successful launch of the new Irish asset covered securities products and strong credit ratings. The business strategy has clearly benefited from a significant increase in demand for funding by public sector institutions in target markets. These factors have resulted in considerably higher margins for DEPFA's Budget Finance activities. They should, in DEPFA's opinion, continue to impact positively in the coming years. Investment Banking achieved record results as well. The upcoming EU enlargement should provide DEPFA Investment Bank – a specialist in converging markets – with substantial deal flow potential, both now and in the years to come. Going forward DEPFA intends over the coming years to broaden its product range and further diversify the activities from a geographical perspective. Clearly, an important geographical focus of the expansion in the near future will be in the US, where rapidly-increasing budget deficits have opened up excellent business opportunities.

WKN (German Securities ID) 765818
Exchange listing: Frankfurt / Main, M-DAX
Stock listing codes: DEPF.DE (Reuters) / DEP GR (Bloomberg)

DEPFA BANK plc: consolidated figures as at 30 September 2003 (US GAAP)

P&L	1 Jan – 30 Sep 2003 EUR m	1 Jan – 30 Sep 2002 EUR m	Change %
Net interest income	274	281	-2.5
Extended net interest income	268	203	32.0
Net commission income	66	1	
Income from the sale of assets	87	96	-9.4
Trading result	45	-112	

- of which securities trading	43	-14	
- of which derivatives valuation/FAS 133	8	-20	
- of which interest	-6	-78	
Total revenues	**472**	**266**	**77.4**
Personnel expenditure	-49	-29	69.0
Other administrative expenditure	-29	-31	-6.5
Depreciation on fixed assets	-4	-4	0
Administrative expenditure	**-82**	**-64**	**28.1**
Other income and expenditure	-34	1	
Provision for loan losses	0	0	0
Group net income before taxes	**356**	**203**	**75.4**
Income taxes	-79	-26	
Group net income after taxes	277	**177**	**56.5**
Profit attributable to minority interests	-8	-11	-27.3
Group net income	**269**	**166**	**62.0**
Portfolio	**30.09.2003 EUR m**	**31.12.2002 EUR m**	**Change %**
Public sector financing	132,698	113,130	17.3
Equity	1,281	1,136	12.8
Total assets	173,841	145,847	19.2
Key figures	**30.09.2003**	**30.09.2002**	**Change %**
Cost/income ratio	17.4%	24.1%	
Earnings per share (€)	7.75	4.70	64.9
RoE after taxes	29.7%	21.6%	

(All figures relate solely to continuing operations; they do not include any results from discontinued operations.)

DEPFA BANK plc

Item No.	*Date*	*Document*
G.10	4 November 2003	DEPFA BANK raises profit target once more Announcement in accordance with § 15 Wertpapierhandelsgesetz

Dublin/ Frankfurt, 4 November 2003

The Public Finance specialist's net profit amounted to € 269 m in the first 9 months of 2003 (up 62%). In the light of this result, DEPFA BANK is raising the profit target for the current business year once more: net profit for the full-year is now expected to total around € 350 m, which corresponds to a RoE of almost 30% after tax. DEPFA expects to see net income to rise further in 2004. Total revenues totalled € 472 million in the first nine months, up 77% year-on-year. Extended net interest income was up 32% to € 268 million.

Group figures as of 30 September 2003

	30.09.2003 € m	30.09.2002 € m	Change in %
Extended net interest income	268	203	32.0
Commission income	66	1	
Trading result	51	-34	
Income from sale of assets	87	96	-9.4
Total earnings	472	266	77.4
Administrative expenditure	-82	-64	28.1
Group income before taxes	356	203	75.4
Group net income	269	166	62.0
Cost/income ratio	17.4%	24.1%	

DEPFA BANK plc

Item No.	*Date*	*Document*
G.11	6 November 2003	DEPFA Holding has placed 40.8% stake in DEPFA BANK plc with institutional investors at € 90.00 Press Release by DEPFA Holding

Frankfurt, 6 November 2003

DEPFA Holding Verwaltungsgesellschaft mbH has placed 14.4m shares (40.8% of the share capital) in DEPFA BANK plc at a price of € 90.00 with institutional investors in the capital markets by way of an Accelerated Global Tender. This price is equivalent to yesterday's closing price of the share in the XETRA trading on the Frankfurt Stock Exchange. DEPFA BANK will now have a free float of 100%.

The shares had offered to institutional investors, including US investors under Rule 144A, by a syndicate led by Merrill Lynch as Sole Bookrunner and Joint Global Co-ordinator and DEPFA Investment Bank as Joint Global Co-ordinator. Following the placement of the shares offered, DEPFA BANK will be the second biggest MDAX constituent in terms of market capitalisation of free float.

DEPFA Holding was being advised by Bankhaus Lampe and Krüger & Uhen in this transaction.

DEPFA Holding wishes to thank the management of DEPFA BANK for the successful co-operation over many years. The complete placement, which constitutes the biggest equity transaction in the European banking sector in 2003, will support the further successful positioning of DEPFA Bank in the international capital markets.

DEPFA Holding has been holding the shares now being sold since the privatisation and IPO of DEPFA BANK in March 1991. Bankhaus Lampe was instrumental in the privatisation and the assembly of the partners in DEPFA Holding, whom it has advised since then.

DEPFA Holding's stake in Aareal Bank is not affected by the transaction. DEPFA Holding has no intention to change its stake in Aareal Bank.